As filed with the Securities and Exchange Commission on June 29, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Allscripts-Misys Healthcare Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5122	36-4392754
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, (312) 506-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Allscripts-Misys Healthcare Solutions, Inc.

Glen E. Tullman

Chief Executive Officer

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Frederick C. Lowinger Gary D. Gerstman Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000	Philip M. Pead President and Chief Executive Officer Eclipsys Corporation Three Ravinia Drive Atlanta, Georgia 30346 (404) 847-5000	John D. Capers, Jr. C. William Baxley King & Spalding LLP 1180 Peachtree Street, NE Atlanta, GA 30309 (404) 572-4600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	77,166,310	N/A	$1,151,707,170	$82,116.72

(1)	The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed joint proxy statement/prospectus/information statement based upon (i) 57,582,589 shares of common stock, par value $0.01 per share, of Eclipsys Corporation to be exchanged in connection with the merger, (ii) up to an aggregate of 6,722,669 shares of common stock of Eclipsys Corporation issuable pursuant to Eclipsys equity awards, and (iii) an exchange ratio of 1.2 shares of common stock of the registrant for each outstanding share of common stock of Eclipsys as contemplated by the merger agreement.
(2)	Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933 (the “Securities Act”), the proposed maximum aggregate offering price is equal to the product of: (a) $17.91, the average of the high and low prices per share of Eclipsys common stock on June 24, 2010, as reported on The NASDAQ Global Select Market and (b) the approximate number of shares of Eclipsys common stock expected to be converted in the merger (calculated as set forth in note (1) above).
(3)	Equal to $71.30 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this joint proxy statement/prospectus/information statement is subject to completion or amendment. Allscripts-Misys Healthcare Solutions, Inc. may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This joint proxy statement/prospectus/information statement shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 28, 2010

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Allscripts and Eclipsys,

The boards of directors of Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”) have each approved the merger of a wholly owned subsidiary of Allscripts with and into Eclipsys, with Eclipsys surviving the merger and continuing as a wholly owned subsidiary of Allscripts. Your vote is very important and we ask for your support in approving the merger and the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the merger agreement.

If the merger is completed, Eclipsys stockholders will have the right to receive 1.2 shares of Allscripts common stock for each share of Eclipsys common stock, with cash paid in lieu of fractional shares. Allscripts stockholders will continue to own their existing Allscripts shares. The 1.2 exchange ratio is fixed and will not be adjusted for changes in the stock price of either company before the merger is completed. In the merger, Allscripts expects to issue approximately [—] shares of Allscripts common stock to Eclipsys stockholders, based on Eclipsys’ shares of common stock and equity awards outstanding as of [—], 2010. After the closing of the merger, Eclipsys stockholders are expected to own approximately 37% of the outstanding shares of common stock of the combined company, assuming Misys plc (“Misys”) elects to exercise its right to require Allscripts to repurchase 5.3 million shares of Allscripts common stock, as contemplated by the Framework Agreement, dated as of June 9, 2010, by and among Allscripts, Misys and Eclipsys, which we refer to as the Framework Agreement.

Shares of Allscripts common stock are currently listed on The NASDAQ Global Select Market under the symbol “MDRX,” and shares of Eclipsys common stock are currently listed on The NASDAQ Global Select Market under the symbol “ECLP”. On [—], 2010, the last trading day before the date of this joint proxy statement/prospectus/information statement, the closing sale price of Allscripts common stock was $[—] per share and the closing sale price of Eclipsys common stock was $[—] per share.

Your vote is very important. The merger cannot be completed unless Eclipsys stockholders adopt the merger agreement and Allscripts stockholders approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the merger agreement. Completion of the merger is also subject to the closing of the transactions contemplated by the Framework Agreement and other closing conditions.

Allscripts and Eclipsys are each holding special meetings of their respective stockholders to vote on the proposals necessary to complete the merger. More information about these meetings and the merger is contained in this joint proxy statement/prospectus/information statement. We encourage you to read this joint proxy statement/prospectus/information statement carefully and in its entirety, including the section entitled “Risk Factors” beginning on page 23 before voting.

In addition, pursuant to the terms of the Framework Agreement, Misys has caused its direct and indirect subsidiaries as holders of Allscripts common stock, to approve, by written consent, the issuance of shares of Allscripts common stock to certain subsidiaries of Misys in exchange for 100% of the issued and outstanding shares of an indirect subsidiary of Misys, an amendment to the Allscripts certificate of incorporation to increase the number of authorized shares to permit the issuance of such shares to such subsidiaries of Misys and the issuance of shares of Allscripts common stock to be issued to Eclipsys stockholders pursuant to the merger agreement and certain additional amendments to the Allscripts certificate of incorporation, all of which are described further in this joint proxy statement/prospectus/information statement.

Whether or not you plan to attend your company’s special meeting, please take the time to vote by telephone or via the Internet in accordance with the instructions on the enclosed proxy card or by completing and returning the proxy card in the enclosed envelope. If you are either an Allscripts or Eclipsys stockholder and you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the proposals to be voted on.

Eclipsys’ board of directors recommends that Eclipsys stockholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies. Allscripts’ board of directors recommends that Allscripts stockholders vote “FOR” the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the merger agreement and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies. The recommendation of Allscripts’ board of directors is based, in part, upon the recommendation of the Allscripts audit committee, consisting of independent and disinterested directors of Allscripts.

We enthusiastically support this merger of our companies and join with our respective boards of directors in recommending that you vote in favor of the proposals described in this joint proxy statement/prospectus/information statement.

Sincerely,

Glen E. Tullman Chief Executive Officer Allscripts-Misys Healthcare Solutions, Inc.	Philip M. Pead President and Chief Executive Officer Eclipsys Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this joint proxy statement/prospectus/information statement is [—], 2010, and this joint proxy statement/prospectus/information statement and the accompanying proxy card are first being mailed to the Allscripts and Eclipsys stockholders on or about [—], 2010.

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Telephone: (312) 506-1200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2010

Dear Stockholders of Allscripts:

On behalf of the board of directors of Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”), we are pleased to deliver this joint proxy statement/prospectus/information statement in connection with the proposed merger between a wholly owned subsidiary of Allscripts and Eclipsys Corporation, a Delaware corporation (“Eclipsys”), pursuant to which the wholly owned subsidiary of Allscripts will merge with and into Eclipsys, with Eclipsys surviving the merger and continuing as a wholly owned subsidiary of Allscripts.

A special meeting of Allscripts stockholders will be held on [—], 2010 at [—], local time at [—], for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Agreement and Plan of Merger, dated as of June 9, 2010, by and among Allscripts, Eclipsys and Arsenal Merger Corp. (a wholly owned subsidiary of Allscripts formed for the purpose of the merger) (the “Merger Agreement”), a copy of which is included as Annex A to the joint proxy statement/prospectus/information statement accompanying this notice.

2. To consider and vote upon a proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal described above.

3. To transact such other business as may properly come before the Allscripts special meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on [—], 2010, the record date for the Allscripts special meeting, are entitled to notice of and to vote at the Allscripts special meeting and any adjournments or postponements thereof.

Approval of proposal 1 is required for completion of the merger and the other transactions contemplated by the Merger Agreement.

In addition, Allscripts’ majority stockholder, Misys plc (“Misys”), has approved by written consent the issuance of shares of Allscripts common stock to certain subsidiaries of Misys pursuant to the Framework Agreement in exchange for 100% of the issued and outstanding shares of an indirect subsidiary of Misys, and certain amendments to Allscripts’ Second Amended and Restated Certificate of Incorporation, copies of which are included as Annex I and Annex J to the joint proxy statement/prospectus/information statement accompanying this notice. This joint proxy statement/prospectus/information statement serves as notice to all Allscripts stockholders of these actions to be taken by written consent.

Your vote is very important. Your failure to vote will make it more difficult to obtain the necessary quorum for purposes of approving the share issuance. Whether or not you plan to attend the Allscripts special meeting, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone.

You may revoke your proxy at any time before the vote is taken by following the procedures set forth under “The Special Meeting of Allscripts Stockholders—Revocation of Proxies” in the joint proxy statement/prospectus/information statement that accompanies this notice.

This joint proxy statement/prospectus/information statement contains important information about Allscripts, Eclipsys, the proposed merger and related transactions and the special meetings. We encourage you to read carefully this joint proxy statement/prospectus/information statement before voting, including the section entitled “Risk Factors” beginning on page 23.

Allscripts’ board of directors recommends that Allscripts stockholders vote “FOR” the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies. The recommendation of Allscripts’ board of directors is based, in part, upon the recommendation of the Allscripts audit committee, consisting of independent and disinterested directors of Allscripts.

By Order of the Board of Directors,

Chief Executive Officer

[—], 2010

Chicago, Illinois

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

Telephone: 404-847-5000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2010

Dear Stockholders of Eclipsys:

On behalf of the board of directors of Eclipsys Corporation (“Eclipsys”), we are pleased to deliver this joint proxy statement/prospectus/ information statement in connection with the proposed merger between Eclipsys and a wholly owned subsidiary of Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (“Allscripts”), pursuant to which the wholly owned subsidiary of Allscripts will merge with and into Eclipsys, with Eclipsys surviving the merger and continuing as a wholly owned subsidiary of Allscripts. If we complete the merger, your shares of Eclipsys common stock will be converted into the right to receive shares of Allscripts common stock. In connection with the proposed merger, a special meeting of stockholders will be held on [—], 2010 at [—], local time at [—], for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 9, 2010, by and among Allscripts, Eclipsys and Arsenal Merger Corp. (a wholly owned subsidiary of Allscripts formed for the purpose of the merger) (the “Merger Agreement”), a copy of which is included as Annex A to the joint proxy statement/prospectus/information statement accompanying this notice.

2. To consider and vote upon a proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal described above.

3. To transact such other business as may properly come before the Eclipsys special meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on [— ], 2010, the record date for the Eclipsys special meeting, are entitled to notice of and to vote at the Eclipsys special meeting and any adjournments or postponements thereof.

Approval of proposal 1 is required for completion of the merger and the other transactions contemplated by the Merger Agreement.

Your vote is very important. Your failure to vote will have the same effect as a vote against the adoption of the Merger Agreement and approval of the merger. Whether or not you plan to attend the Eclipsys special meeting, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. You may revoke your proxy at any time before the vote is taken by following the procedures set forth in the section entitled “The Special Meeting of Eclipsys Stockholders—Revocation of Proxies.”

This joint proxy statement/prospectus/information statement contains important information about Allscripts, Eclipsys, the proposed merger and related transactions and the special meetings. We encourage you to read carefully this joint proxy statement/prospectus/information statement before voting, including the section entitled “Risk Factors” beginning on page 23.

Eclipsys’ board of directors recommends that Eclipsys stockholders vote “FOR” the adoption of the Merger Agreement and “FOR” the adjournment of the Eclipsys meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing.

By Order of the Board of Directors,

President and Chief Executive Officer

[—], 2010

Atlanta, Georgia

ADDITIONAL INFORMATION

This joint proxy statement/prospectus/information statement incorporates by reference important business and financial information about Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”) from documents that are not included in or delivered with this joint proxy statement/prospectus/information statement. For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus/information statement and how you may obtain it, see “Additional Information—Where You Can Find More Information.”

You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus/information statement without charge from Allscripts or Eclipsys, as applicable, or from the Securities and Exchange Commission, which we refer to as the SEC, through the SEC’s website at www.sec.gov. Allscripts and Eclipsys stockholders may request a copy of such documents in writing or by telephone by contacting:

Allscripts-Misys Healthcare Solutions, Inc. 222 Merchandise Mart Plaza, Suite 2024 Chicago, Illinois 60654 Attn.: Investor Relations (312) 506-1213	Eclipsys Corporation Three Ravinia Drive Atlanta, GA 30346 Attn.: Investor Relations (404) 847-5965

In addition, you may obtain copies of some of this information by accessing Allscripts’ website at www.allscripts.com under the heading “Company,” then under the link “Investor Relations,” and then under the link “SEC Filings.”

You may also obtain copies of some of this information by accessing Eclipsys’ website at www.eclipsys.com under the link “Investors,” and then under the link “Financial Information.”

We are not incorporating the contents of the websites of the SEC, Allscripts, Eclipsys or any other entity into this joint proxy statement/prospectus/information statement. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus/information statement at these websites only for your convenience.

In order for you to receive timely delivery of the documents in advance of the respective Allscripts and Eclipsys special meetings, Allscripts or Eclipsys, as applicable, must receive your request no later than five days prior to the date of your company’s special meeting, which is [—], 2010 for both the Allscripts special meeting and the Eclipsys special meeting.

We have not authorized anyone to give any information or make any representation about the merger and related transactions or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus/information statement or in any of the materials that we have incorporated into this joint proxy statement/prospectus/information statement. Therefore, if anyone does give you information of this kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus/information statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus/information statement does not extend to you. The information contained in this joint proxy statement/prospectus/information statement is accurate only as of the date of this joint proxy statement/prospectus/information statement unless the information specifically indicates that another date applies.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND

THE SPECIAL MEETINGS OF ALLSCRIPTS AND ECLIPSYS STOCKHOLDERS

The following are some questions that you, as a stockholder of Allscripts or Eclipsys, may have regarding the special meeting of Allscripts stockholders, which we refer to as the Allscripts special meeting, or the special meeting of Eclipsys stockholders, which we refer to as the Eclipsys special meeting, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “The Special Meeting of Allscripts Stockholders” and “The Special Meeting of Eclipsys Stockholders.” Allscripts and Eclipsys encourage you to read carefully the remainder of this joint proxy statement/prospectus/information statement because the information in this section does not provide all of the information that might be important to you with respect to the merger and the other matters being considered at the Allscripts special meeting or the Eclipsys special meeting. Additional important information is also contained in the Annexes to and in the documents incorporated by reference into this joint proxy statement/prospectus/information statement.

Q:	Why am I receiving this joint proxy statement/prospectus/information statement?

A:	Allscripts and Eclipsys have agreed to the combination of Eclipsys and Allscripts under the terms of an Agreement and Plan of Merger, dated as of June 9, 2010, by and among Allscripts, Arsenal Merger Corp. (a wholly owned subsidiary of Allscripts formed for the purpose of the merger) and Eclipsys, which we refer to as the Merger Agreement, and which is described in this joint proxy statement/prospectus/information statement. A copy of the Merger Agreement is included as Annex A to this joint proxy statement/prospectus/information statement. We are delivering this document to you because it serves as (i) a joint proxy statement of Allscripts and Eclipsys, (ii) a prospectus of Allscripts and (iii) an information statement with respect to certain actions taken by written consent of the stockholders of Allscripts. It is a joint proxy statement because it is being used by the Allscripts board of directors and the Eclipsys board of directors to solicit the proxies of Allscripts stockholders and Eclipsys stockholders. It is a prospectus because Allscripts is offering Allscripts common stock in exchange for Eclipsys common stock if the merger is completed. It is an information statement because it serves as notice to the Allscripts stockholders of certain actions taken by written consent by Misys plc, which we refer to as Misys, an Allscripts stockholder that currently holds a majority of the outstanding shares of Allscripts common stock.

In order to complete the merger, among other things, Allscripts stockholders must vote to approve the issuance of Allscripts common stock to the stockholders of Eclipsys pursuant to the Merger Agreement and Eclipsys stockholders must vote to adopt the Merger Agreement.

Allscripts and Eclipsys will hold separate meetings to obtain these approvals.

This joint proxy statement/prospectus/information statement, which you should read carefully in its entirety, contains important information about the merger and related transactions, the Merger Agreement, the meetings of stockholders of Allscripts and Eclipsys and the actions taken by written consent of the Allscripts stockholders.

Q:	When and where will the special meetings of the Allscripts and Eclipsys stockholders be held?

A:	The Allscripts special meeting will take place at [—] on [—], 2010 at [—] local time.

The Eclipsys special meeting will take place at [—] on [—], 2010 at [—] local time.

Q:	Who can attend and vote at the special meetings?

A:

Only holders of record of Allscripts common stock at the close of business on [—], 2010, which we refer to as the Allscripts record date, are entitled to notice of and to vote at the Allscripts special meeting. As of the

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Allscripts record date, there were [—] shares of Allscripts common stock outstanding and entitled to vote at the Allscripts special meeting, held by [—] holders of record. Each holder of Allscripts common stock is entitled to one vote for each share of Allscripts common stock owned as of the Allscripts record date.

Only holders of record of Eclipsys common stock at the close of business on [—], 2010, which we refer to as the Eclipsys record date, are entitled to notice of and to vote at the Eclipsys special meeting. As of the Eclipsys record date, there were [—] shares of Eclipsys common stock outstanding and entitled to vote at the Eclipsys special meeting, held by [—] holders of record. Each holder of Eclipsys common stock is entitled to one vote for each share of Eclipsys common stock owned as of the Eclipsys record date.

Q:	What are Allscripts stockholders being asked to vote upon?

A:	The Allscripts special meeting is being called for the following purposes:

1.	To consider and vote upon a proposal to approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus/information statement.

2.	To consider and vote upon a proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal described above.

3.	To transact such other business as may properly come before the Allscripts special meeting or any adjournments or postponements thereof.

Q:	What are Eclipsys stockholders being asked to vote upon?

A:	The Eclipsys special meeting is being called for the following purposes:

1.	To consider and vote upon a proposal to adopt the Merger Agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus/information statement.

2.	To consider and vote upon a proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposal described above.

3.	To transact such other business as may properly come before the Eclipsys special meeting or any adjournments or postponements thereof.

Q:	Do the boards of directors of Allscripts and Eclipsys recommend approval of the merger proposals?

A:	Yes. The boards of directors of both companies have approved the merger and recommend approval of the applicable merger proposals by the stockholders of their respective companies. For a more complete description of the recommendations of the respective boards of directors, see the sections entitled “The Merger—Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors and Their Reasons for the Merger and the Coniston Transactions” beginning on page 102 and “The Merger—Recommendation of the Eclipsys Board of Directors and Its Reasons for the Merger” beginning on page 109.

Q:	Have any Allscripts stockholders already agreed to vote for the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement?

A:

In connection with the execution of the Merger Agreement, Allscripts and Eclipsys entered into a voting agreement with Misys and certain of Misys’ subsidiaries, which we refer to as the Misys Voting Agreement, pursuant to which Misys and certain of its subsidiaries agreed to vote 15.5 million shares of Allscripts common stock owned or held by such Misys subsidiaries (approximately 10.58% of the outstanding Allscripts common stock as of June 7, 2010) in favor of the issuance of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement at the Allscripts special meeting. In addition,

Eclipsys entered into voting agreements with certain directors of Allscripts, pursuant to which such directors agreed to vote their shares of Allscripts common stock (approximately 0.95% of the outstanding Allscripts common stock as of June 7, 2010) in favor of the issuance of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement at the Allscripts special meeting.

Q:	Have any Eclipsys stockholders already agreed to vote for the adoption of the Merger Agreement?

A:	In connection with the execution of the Merger Agreement, Allscripts entered into voting agreements with certain directors of Eclipsys, pursuant to which such directors agreed to vote their shares of Eclipsys common stock (approximately 0.43% of the outstanding Eclipsys common stock as of June 4, 2010) in favor of the adoption of the Merger Agreement.

Q:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, Allscripts and Eclipsys stockholders should carefully consider the factors disclosed in the section of this joint proxy statement/prospectus/information statement entitled “Risk Factors” beginning on page 23, and other information included in this joint proxy statement/prospectus/information statement and the documents incorporated by reference in this joint proxy statement/prospectus/information statement.

Q:	What will happen in the proposed merger?

A:	In the proposed merger, a wholly owned subsidiary of Allscripts will merge with and into Eclipsys. After the merger, Eclipsys will be a wholly owned subsidiary of Allscripts and will no longer be a public company. See the sections entitled “The Merger Agreement—Structure and Completion of the Merger” beginning on page 164.

Q:	When will the merger be completed?

A:	Allscripts currently expects to complete the merger during the second half of 2010. However, it is possible that factors outside Allscripts’ and Eclipsys’ control could delay the completion of the merger to a later time or result in the merger not being completed at all. For a discussion of the conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 167.

Q:	What will Allscripts stockholders receive if the merger occurs?

A:	Allscripts stockholders will continue to own their existing Allscripts shares. However, those shares will represent a smaller proportion of the outstanding shares of the combined company due to the issuance of Allscripts common stock to Eclipsys stockholders in connection with the merger.

Q:	What will Eclipsys stockholders receive if the merger occurs?

A:	If the merger is completed, at the effective time of the merger each share of Eclipsys common stock will convert into the right to receive 1.2 shares of Allscripts common stock, which we refer to as the Exchange Ratio. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 164.

Q:	Will the Exchange Ratio be adjusted if the Allscripts or Eclipsys stock price changes prior to the merger?

A:	The Exchange Ratio is fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is completed.

Q:	What will Eclipsys equity award holders receive if the merger occurs?

A:	Each outstanding Eclipsys stock option, restricted stock, restricted stock unit, deferred stock unit and performance stock unit award will be converted into an Allscripts option, restricted stock, restricted stock unit, deferred stock unit or performance stock unit award, as the case may be, with appropriate adjustments to the number of shares subject to the award and, if applicable, the per share exercise price to reflect the Exchange Ratio. The substitute awards will become exercisable, vested or payable, as the case may be, upon the same terms that applied to the related Eclipsys award, subject to any acceleration of vesting (and any payment adjustment, in the case of performance stock units) that occurs as a result of the merger or any other subsequent event, as required in the applicable award agreement or employment agreement.

Q:	Why is Misys reducing its stake in Allscripts?

A:	Allscripts’ and Eclipsys’ ability to structure the merger of an Allscripts subsidiary with Eclipsys in a manner which their respective boards believe delivers the best result for their stockholders relies on Allscripts being able to use its shares as currency for the transaction. The Listing Rules of the UK Listing Authority require companies with a premium listing, such as Misys, to control the majority of their assets. Implementing the proposed share for share merger with Eclipsys as a standalone transaction would have the effect of diluting Misys’ stake in Allscripts to a level where Misys would not control Allscripts but would still retain a very significant portion of the combined company. The Misys board of directors, therefore, determined that the optimum outcome for Misys shareholders is to crystallize the significant value created through the 2008 transactions in which Allscripts acquired Misys Healthcare Systems, LLC by effecting the proposed separation transaction and reducing Misys’ stake in Allscripts to a level which will enable Misys to continue to hold Allscripts shares in compliance with the requirements of the Listing Rules while at the same time enabling Allscripts to use its shares as currency for the proposed merger with Eclipsys.

Q:	What vote of Allscripts stockholders is required to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies?

A:	The proposal to approve the issuance of the Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies each must be approved by the affirmative vote of the holders of a majority in voting power present in person or represented by proxy at the Allscripts special meeting. See the section entitled “The Special Meeting of Allscripts Stockholders—Quorum and Vote Required” beginning on page 67. Misys and certain of its subsidiaries have agreed to vote 15.5 million of their shares of Allscripts common stock, which represent approximately 10.58% of the outstanding common stock of Allscripts as of June 7, 2010, in favor of these proposals at the Allscripts special meeting.

Q:	What vote of Eclipsys stockholders is required to adopt the Merger Agreement and to approve the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies?

The proposal to adopt the Merger Agreement must be approved by the affirmative vote of Eclipsys stockholders representing a majority of the outstanding shares of Eclipsys common stock entitled to vote at the Eclipsys special meeting, represented in person or by proxy. The proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies, requires the affirmative vote of Eclipsys stockholders representing a majority of the shares of common stock present and entitled to vote at the special meeting, represented in person or by proxy. See the section entitled “The Special Meeting of Eclipsys Stockholders—Quorum and Vote Required” beginning on page 73.

Q:	What will happen if I abstain from voting, fail to vote or do not direct how to vote on my proxy?

A:	The failure of an Allscripts or Eclipsys stockholder to vote or to instruct his or her broker, bank or other nominee to vote if his or her shares are held in “street name” may have a negative effect on the ability of Allscripts or Eclipsys, as applicable, to obtain the number of votes necessary for approval of the proposals.

For purposes of the Allscripts stockholder vote, an abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposal to approve the issuance of the Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement and against the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies.

The failure of an Allscripts stockholder to instruct his or her broker, bank or other nominee to vote if his or her shares are held in “street name” will result in a broker non-vote. Broker non-votes will not be considered voting power present for purposes of voting on the Allscripts proposals and therefore will have no effect on whether the proposal to approve the issuance of the Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement or the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies are approved. The failure of an Allscripts stockholder to attend the meeting or to vote his or her shares will be treated in the same manner, and have the same effect, as broker non-votes. All properly signed proxies that are received prior to the Allscripts special meeting and that are not revoked will be voted at the Allscripts special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to approve the issuance of the Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies.

For purposes of the Eclipsys stockholder vote, an abstention will have the same effect as voting against the proposal to adopt the Merger Agreement and the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies. Broker non-votes will have the same effect as voting against the proposal to adopt the Merger Agreement but will have no effect on the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies. All properly signed proxies that are received prior to the Eclipsys special meeting and that are not revoked will be voted at the Eclipsys special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to adopt the Merger Agreement and “FOR” the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies.

Q:	How do I instruct my broker, bank or other nominee to vote in connection with the proposals?

A:	If your shares are held by a broker, bank or other nominee you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other nominee, “street name” stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee will not be permitted to vote them.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering a signed written notice of revocation to the corporate secretary of your company at:

Allscripts-Misys Healthcare Solutions, Inc. Lee A. Shapiro 222 Merchandise Mart Plaza, Suite 2024 Chicago, Illinois 6065	Eclipsys Corporation Brian W. Copple Three Ravinia Drive Atlanta, GA 30346

•	delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;

•	submitting another proxy by telephone or on the Internet (relating to the same shares and bearing a later date); or

•	attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

Q:	Should Eclipsys stockholders send in their stock certificates now?

A:	No. After the merger is completed, Eclipsys stockholders will be sent written instructions for exchanging their shares of Eclipsys common stock for shares of Allscripts common stock.

Q:	What should Allscripts and Eclipsys stockholders do now in order to vote on the proposals being considered at their company’s special meeting?

A:	Stockholders of record of Allscripts as of the Allscripts record date and stockholders of record of Eclipsys as of the Eclipsys record date may vote now by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold Allscripts shares or Eclipsys shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or other nominee to see if you may submit voting instructions using the Internet or telephone.

Additionally, you may also vote in person by attending your company’s special meeting. If you plan to attend your company’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote in person at your company’s special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend your company’s special meeting, you are encouraged to grant your proxy as described in this joint proxy statement/prospectus/information statement.

Q:	Can I dissent and require appraisal of my shares?

A:	No. Under Delaware law, Allscripts and Eclipsys stockholders have no right to an appraisal of the value of their shares in connection with the merger.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus/information statement, the enclosed proxy card or voting instructions, you should contact:

If you are an Allscripts stockholder:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Attn.: Investor Relations

(312) 506-1213

If you are an Eclipsys stockholder:

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

Attn.: Investor Relations

(404) 847-5965

x

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This summary highlights selected information contained elsewhere in this document and may not contain all the information that is important to you. You should carefully read this entire joint proxy statement/prospectus/information statement, including the annexes and the other documents to which we refer, for a more complete understanding of the merger and the other matters being considered at the applicable stockholders’ meeting. For more information, please see the section entitled “Additional Information—Where You Can Find More Information” in this joint proxy statement/prospectus/information statement.

The Companies

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1213

Allscripts is a leading provider of clinical software, services, information and connectivity solutions that empower physicians and other healthcare providers to deliver best-in-class patient safety, clinical outcomes and financial results. Allscripts’ businesses provide innovative solutions that inform physicians with just right, just in time information, connect physicians to each other and to the entire community of care, and transform healthcare, improving both the quality and efficiency of care. Allscripts provides various clinical software applications, including electronic health records, practice management, revenue cycle management, clearinghouse services, electronic prescribing, Emergency Department Information System (EDIS), hospital care management and discharge management solutions, document imaging solutions, and a variety of solutions for home care and other post-acute facilities.

Arsenal Merger Corp.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1213

Arsenal Merger Corp. is a wholly owned subsidiary of Allscripts and was formed solely for the purpose of completing the merger. Arsenal Merger Corp. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

(404) 847-5965

Eclipsys is a provider of advanced integrated clinical, revenue cycle and performance management software and related professional services that help healthcare organizations and physicians improve clinical, financial and operational outcomes. Eclipsys develops and licenses proprietary software and content that is designed for use in connection with many of the key clinical, financial and operational functions that healthcare organizations require. Eclipsys also provides professional services related to its software. These services include software implementation and maintenance, outsourcing of information technology operations, remote hosting of its software and third-party health information technology applications, technical and user training, and consulting.

The Merger (see page 77)

Allscripts and Eclipsys have agreed to combine under the terms and conditions set forth in the Merger Agreement, which is described in this joint proxy statement/prospectus/information statement. Pursuant to the Merger Agreement, Arsenal Merger Corp., a wholly owned subsidiary of Allscripts, will merge with and into Eclipsys, with Eclipsys surviving the merger and continuing as the surviving corporation and a wholly owned subsidiary of Allscripts. The Merger Agreement is attached as Annex A to this joint proxy statement/prospectus/information statement, and we encourage you to read it in its entirety.

Merger Consideration

Upon completion of the merger, shares of Eclipsys common stock will be converted into the right to receive 1.2 shares of Allscripts common stock, which we refer to as the Exchange Ratio. The Exchange Ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed. Allscripts will not issue fractional shares in the merger. Instead, each holder of shares of Eclipsys common stock who would otherwise be entitled to a fractional share of Allscripts common stock will be entitled to receive a cash payment, without interest, from the exchange agent in lieu of such fractional share. Allscripts stockholders will continue to own their existing Allscripts shares.

Each outstanding Eclipsys stock option, restricted stock, restricted stock unit, deferred stock unit and performance stock unit award will be converted into an Allscripts option, restricted stock, restricted stock unit, deferred stock unit or performance stock unit award, as the case may be, with appropriate adjustments to the number of shares subject to the award and, if applicable, the per share exercise price to reflect the Exchange Ratio. The substitute awards will become exercisable, vested or payable, as the case may be, upon the same terms that applied to the related Eclipsys award, subject to any acceleration of vesting (and any payment adjustment, in the case of performance stock units) that occurs as a result of the merger or any other subsequent event, as required in the applicable award agreement or employment agreement.

The Coniston Transactions (see page 189)

Framework Agreement

On June 9, 2010, Allscripts entered into a Framework Agreement with Misys. Eclipsys also entered into the Framework Agreement solely as third party beneficiary of certain provisions of the Framework Agreement. Pursuant to the Framework Agreement, Allscripts and Misys agreed, among other things and subject to certain conditions, to reduce Misys’ existing indirect ownership interest in Allscripts. As of June 8, 2010, Misys held indirectly 79,811,511 shares of Allscripts common stock, representing approximately 55% of the aggregate voting power of Allscripts’ capital stock. Upon completion of the Coniston Transactions described below and if Misys elects to exercise its right to require Allscripts to repurchase shares from Misys after the closing of the merger pursuant to the Contingent Share Repurchase described below, Misys’ equity stake in Allscripts following the merger is expected to be approximately 8%.

Subject to the terms and conditions of the Framework Agreement, Misys and Allscripts agreed that:

•

100% of the issued and outstanding shares of an indirect subsidiary of Misys, which we refer to as Newco, and which will hold 61,308,295 shares of Allscripts common stock, will be transferred to Allscripts in exchange for 61,308,295 newly issued shares of Allscripts common stock (which shares we refer to as the Exchange Shares, and which transaction we refer to as the Exchange);

•

Allscripts will repurchase from indirect subsidiaries of Misys 24,442,083 shares of Allscripts common stock at an aggregate purchase price of $577.4 million (which shares we refer to as the Repurchase Shares, and which transaction we refer to as the Share Repurchase), which includes a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest in Allscripts;

•

Misys, directly or through one or more of its subsidiaries, will sell at least 36 million shares of Allscripts common stock in an underwritten secondary public offering, as described below (which shares we refer to as the Secondary Offering Shares and which transaction we refer to as the Secondary Offering); and

•

if the merger is completed, Misys will have the right to request that Allscripts repurchase from Misys or from one or more of its indirect subsidiaries 5,313,807 additional shares of Allscripts common stock at an aggregate purchase price of $101.6 million, which includes a payment of a premium of $1.6 million (which shares we refer to as the Contingent Share Repurchase Shares, and which transaction we refer to as the Contingent Share Repurchase), which right may be exercised for up to 10 days after completion of the merger.

We refer to the Exchange, the Share Repurchase and the Secondary Offering as the Coniston Transactions.

The closing of the Coniston Transactions is a condition to completion of the merger.

Allscripts expects to finance the Share Repurchase and the Contingent Share Repurchase, and to pay fees and expenses related to the Coniston Transactions and the Contingent Share Repurchase, with its cash on hand and the proceeds of the debt financing described below.

The Share Repurchase

Upon the terms and subject to the conditions of the Framework Agreement, Allscripts will repurchase 24,442,083 shares of Allscripts common stock held by Misys subsidiaries at a price per share of $18.82, for an aggregate consideration of $460.0 million, plus a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest, for a total of $577.4 million. The price per share is based on the volume weighted average price of Allscripts’ common stock for the ten trading days immediately prior to the signing of the Framework Agreement.

The Secondary Offering

Upon the terms and subject to the conditions of the Framework Agreement and a related Registration Rights Agreement, Misys agreed to cause one or more of its subsidiaries to enter into an underwriting agreement for a secondary public offering of shares of Allscripts common stock pursuant to which one or more underwriters would purchase no fewer than 36 million Secondary Offering Shares at a price to the public of not less than $16.50 per share. Misys also agreed that the aggregate number of Secondary Offering Shares purchased by the underwriters in the Secondary Offering would not, when combined with the Repurchase Shares, result in Misys holding, directly or indirectly, fewer than 15.5 million shares of Allscripts common stock prior to any exercise of the underwriters’ over-allotment option. If a sale pursuant to the underwriters’ over-allotment option would result in Misys’ direct or indirect ownership falling below such threshold, then Allscripts would have a right of first refusal to issue and sell pursuant to the over-allotment option up to such number of shares of Allscripts common stock as is equal to the difference between the number of shares of Allscripts common stock required to satisfy the over-allotment option and the number of shares of Allscripts common stock that Misys may sell without falling below such threshold. For purposes of determining the number of outstanding shares of Allscripts common stock, this joint proxy statement/prospectus/information statement assumes that Allscripts does not exercise its rights under certain circumstances to issue and sell new shares of Allscripts common stock to satisfy the over-allotment option in the Secondary Offering.

Amended and Restated Relationship Agreement

Upon the completion of the Exchange and the Share Repurchase, the Relationship Agreement entered into between Allscripts and Misys on March 17, 2008 (as amended on August 14, 2008 and January 5, 2009) will be amended and restated, which we refer to as the Amended and Restated Relationship Agreement.

Under the existing Relationship Agreement, Misys is entitled to nominate six out of the ten members of the Allscripts board of directors, including the chairman of the board. When Allscripts and Misys enter into the Amended and Restated Relationship Agreement, Misys will be entitled to nominate two directors, which will be permanently reduced to one director if Misys owns less than 15.5 million shares of Allscripts common stock, and which right will be permanently eliminated if Misys owns less than 5.0% of the then outstanding shares of Allscripts common stock or takes certain actions specified in the standstill provision referred to below.

The Amended and Restated Relationship Agreement will also contain a customary standstill provision, which will restrict Misys’ ability to acquire Allscripts securities for a period of five years after the closing of the Coniston Transactions. In addition, for a period of eighteen months after the closing of the Coniston Transactions, Misys will be obligated, subject to certain exceptions, to not deploy, sell, license or market any electronic medical health record or physician practice management software, related applications or solutions in any country in the world where Allscripts is conducting such operations on the date of the Framework Agreement, or utilize the name Misys or any trade name, trademark, brand name, domain name or logo containing or associated with the name Misys in connection with any health information technology solutions.

Written Consent

Pursuant to the terms of the Framework Agreement, Misys has caused its direct and indirect subsidiaries as holders of Allscripts common stock to act by written consent in lieu of a meeting of stockholders of Allscripts to approve the issuance of the Exchange Shares to certain subsidiaries of Misys in exchange for 100% of the issued and outstanding shares of an indirect subsidiary of Misys and an amendment to the Allscripts certificate of incorporation to increase the number of authorized shares to permit the issuance of the Exchange Shares and the shares of Allscripts common stock to be issued to Eclipsys stockholders pursuant to the Merger Agreement. In addition, pursuant to the Framework Agreement, Misys agreed to approve, by written consent, certain additional amendments to the Allscripts certificate of incorporation that will be effective only upon the closing of the Coniston Transactions, which would (i) change the name of Allscripts from “Allscripts-Misys Healthcare Solutions, Inc.” to “Allscripts Healthcare Solutions, Inc.”, (ii) eliminate the ability of Allscripts stockholders to act by written consent, (iii) elect that Allscripts be governed by Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, (iv) establish certain committee structures to implement certain agreements in the Amended and Restated Relationship Agreement related to the Allscripts board of directors, (v) upon the closing of the merger, establish certain committee structures to implement certain agreements in the Merger Agreement related to the directors of Allscripts and (vi) implement certain other additional incidental or clarifying amendments. For a more complete description of the actions taken by written consent in lieu of a meeting of stockholders of Allscripts, see the section entitled “The Actions By Written Consent Of Allscripts Stockholders.”

Tax Matters

The Framework Agreement also provides that Misys will indemnify Allscripts and its affiliates from, among other taxes, taxes imposed on Newco as a result of the Coniston Transactions and certain related restructuring transactions. Under the Framework Agreement, at or prior to the closing of the Coniston Transactions, Misys is required to obtain a bank guarantee in favor of Allscripts in an amount of $168 million to support this indemnification obligation. Misys is also required under the Framework Agreement to indemnify and hold harmless Allscripts and its affiliates from taxes imposed on Newco for periods on and prior to the closing date of the Coniston Transactions and to obtain, at or prior to the closing of the Coniston Transactions, a bank guarantee in favor of Allscripts in an amount of $45 million to support this indemnification obligation.

The Debt Financing (see page 199)

Allscripts has signed a commitment letter with JPMorgan Chase Bank, N.A., Barclays Bank PLC, UBS Loan Finance LLC and certain of their affiliates for a $570 million senior secured term loan facility and a $150 million senior secured revolving facility, each of which is expected to close upon the closing of the Coniston Transactions, which we refer to as the Debt Commitment Letter. The facilities will be used to finance the Coniston Transactions and Contingent Share Repurchase, to pay certain fees and expenses in connection with the merger and the transactions contemplated by the Framework Agreement and to finance the working capital needs and general corporate purposes of Allscripts and its subsidiaries. Completion of the financing, which we refer to as the Debt Financing, is a condition to the closing of the Coniston Transactions, and the closing of the Coniston Transactions is a condition to the closing of the merger.

Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors (see page 102)

On June 8, 2010, the Allscripts audit committee, which is composed of independent members of the Allscripts board of directors, determined that the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of, Allscripts and Allscripts’ stockholders (other than Misys and affiliates of Misys), and recommended that the Allscripts board of directors approve and adopt the Merger Agreement and the transactions contemplated thereby, and that Allscripts’ stockholders (other than Misys and affiliates of Misys) vote to approve the issuance of the Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement.

On June 8, 2010, the Allscripts board of directors, after hearing and considering the Allscripts audit committee’s recommendation, approved the Merger Agreement and recommended that Allscripts’ stockholders (including the minority stockholders) vote to approve the issuance of the Allscripts common stock pursuant to the Merger Agreement.

In determining whether to adopt the Merger Agreement, the Allscripts audit committee and the Allscripts board of directors consulted with members of Allscripts’ senior management and with their respective legal and financial advisors. In arriving at their determinations, the Allscripts audit committee and the Allscripts board of directors considered the factors described in the section entitled “The Merger—Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors and Their Reasons for the Merger and the Coniston Transactions.”

Recommendation of the Eclipsys Board of Directors (see page 109)

On June 8, 2010, the Eclipsys board of directors approved the Merger Agreement and the transactions contemplated thereby and recommended that Eclipsys’ stockholders vote to adopt the Merger Agreement.

In determining whether to adopt the Merger Agreement, the Eclipsys board of directors consulted with members of Eclipsys’ senior management and with its legal and financial advisors. In arriving at its determination, the Eclipsys board of directors considered the factors described in the section entitled “The Merger—Recommendation of the Eclipsys Board of Directors and Its Reasons for the Merger.”

Risk Factors (see page 23)

Allscripts and Eclipsys are each subject to various risks associated with their businesses and industries and in connection with the proposed merger. Certain of these risks are discussed in detail in the section entitled “Risk Factors,” and both Allscripts and Eclipsys urge you to read and consider carefully all of these risks.

Opinion of Blackstone, Financial Advisor to the Allscripts Audit Committee (see page 116)

Blackstone Advisory Partners LP, which we refer to as Blackstone, rendered its opinion to the Allscripts audit committee and the Allscripts board of directors that, as of June 8, 2010, and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid by Allscripts in the Share Repurchase was fair from a financial point of view to the Allscripts stockholders (other than Misys and its direct and indirect subsidiaries), which we refer to as the minority stockholders of Allscripts.

The full text of the written opinion of Blackstone, dated June 8, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus/information statement as Annex D. Blackstone provided its opinion for the information and assistance of the Allscripts audit committee and the Allscripts board of directors in connection with their consideration of the Share Repurchase. The Blackstone opinion was limited to the fairness, from a financial point of view, to the minority stockholders of Allscripts of the aggregate consideration to be paid by Allscripts in the Share Repurchase, and Blackstone expressed no opinion as to the fairness of the Share Repurchase to the holders of any other class of securities, creditors or other constituencies of Allscripts or as to the underlying decision by Allscripts to engage in the Share Repurchase or the merger. The Blackstone opinion is not a recommendation as to how any holder of Allscripts’ common stock should vote with respect to the transactions contemplated in the Merger Agreement or any other matter. Pursuant to an engagement letter between the Allscripts audit committee and Blackstone, Allscripts has agreed to pay Blackstone a fee, a significant portion of which is contingent upon completion of the Share Repurchase.

Opinions of William Blair, Financial Advisor to the Allscripts Audit Committee (see page 123)

William Blair & Company, L.L.C., which we refer to as William Blair, rendered its oral opinions to the Allscripts audit committee and the Allscripts board of directors, subsequently confirmed in writing, as of June 8, 2010 and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinions, as to the fairness, from a financial point of view, to the holders of Allscripts common stock (other than Misys or its affiliates) of (i) the consideration to be paid by Allscripts in the proposed merger pursuant to the Merger Agreement and in the Share Repurchase and the Contingent Share Repurchase pursuant to the Framework Agreement, and (ii) the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement.

The full text of the written opinions of William Blair, each dated June 8, 2010, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each opinion, are attached to this joint proxy statement/prospectus/information statement as Annexes E and F and are incorporated herein by reference. Allscripts encourages its stockholders to read the opinions carefully in their entirety. William Blair provided its opinions for the information and assistance of the Allscripts audit committee and the Allscripts board of directors in connection with their consideration of (i) the proposed merger, Share Repurchase and Contingent Share Repurchase, and (ii) the Share Repurchase. William Blair did not address the merits of the underlying decision by Allscripts to engage in, and William Blair expressed no opinion as to the fairness to the holders of any other class of securities, creditors or other constituencies of Allscripts as to, the proposed merger, Share Repurchase and Contingent Share Repurchase, or any other aspect of such transactions, and its opinions did not constitute a recommendation to the Allscripts board of directors, the Allscripts audit committee or any stockholder as to how to vote or otherwise act with respect to the proposed merger, Share Repurchase or Contingent Share Repurchase, or any other aspect of such transactions, and should not be relied upon by any stockholder as such. For a further discussion of William Blair’s opinions, see “The Merger—Opinions of William Blair, Financial Advisor to the Allscripts Audit Committee.”

Opinion of UBS, Financial Advisor to the Allscripts Board of Directors (see page 135)

In connection with the merger, the Allscripts board of directors received a written opinion, dated June 8, 2010, from Allscripts’ financial advisor, UBS Securities LLC, which we refer to as UBS, as to the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio provided for in the merger. The full text of UBS’ written opinion, dated June 8, 2010, is attached to this joint proxy statement/prospectus/information statement as Annex G and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion was provided for the benefit of the Allscripts board of directors (solely in its capacity as such) in connection with, and for the purpose of, its evaluation of the Exchange Ratio from a financial point of view and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Allscripts or Allscripts’ underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger.

Opinion of Perella Weinberg, Financial Advisor to the Eclipsys Board of Directors (see page 142)

Perella Weinberg Partners LP, which we refer to as Perella Weinberg, rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Eclipsys that, on June 8, 2010, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the Exchange Ratio of 1.2 shares of Allscripts common stock to be received in respect of each share of Eclipsys common stock in the merger was fair, from a financial point of view, to the holders of Eclipsys common stock, other than Allscripts or any of its affiliates.

The full text of Perella Weinberg’s written opinion, dated June 8, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex H and is incorporated by reference herein. Holders of shares of Eclipsys common stock are urged to read the opinion carefully and in its entirety. The opinion does not address Eclipsys’ underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to Eclipsys. The opinion does not constitute a recommendation to any holder of Eclipsys common stock or holder of Allscripts common stock as to how such holder should vote or otherwise act with respect to the proposed merger or any other matter. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities, creditors or other constituencies of Eclipsys. Perella Weinberg provided its opinion for the information and assistance of the board of directors of Eclipsys in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion. Pursuant to an engagement letter between Eclipsys and Perella Weinberg, Eclipsys has agreed to pay Perella Weinberg a fee, a significant portion of which is contingent upon the consummation of the merger.

Interests of Certain Directors and Executive Officers of Allscripts and Eclipsys (see page 152)

Interests of Allscripts Executive Officers

Allscripts executive officers have interests in the merger that are different from, or in addition to, interests of Allscripts stockholders. Pursuant to a retention plan adopted by the Allscripts board of directors on June 8, 2010, certain Allscripts employees, including its executive officers, will be entitled to receive retention payments subject to certain conditions. See “The Merger—Interests of Allscripts Executive Officers.”

Interests of Eclipsys Directors and Executive Officers

Eclipsys directors and executive officers have interests in the merger that are different from, or in addition to, interests of Eclipsys stockholders, including the following:

•

Mr. Pead, currently a director of Eclipsys and Eclipsys’ president and chief executive officer, will become chairman of the board of directors and a senior executive officer of the combined company upon the completion of the merger;

•	Messrs. Fife and Kangas, current non-employee directors of Eclipsys, will become directors of the combined company upon completion of the merger;

•

certain of Eclipsys’ executive officers are parties to employment agreements and equity award agreements which will continue after the merger and provide for enhanced payments and acceleration of certain equity awards upon the termination of employment within a certain period after, or in some cases before and in anticipation of, a change in control of Eclipsys, including the merger;

•	certain Eclipsys executive officers are parties to performance stock unit agreements which provide for certain modifications upon completion of the merger;

•

Eclipsys’ directors are parties to deferred stock unit agreements which provide for acceleration of all of their unvested and outstanding deferred stock units upon completion of the merger and issuance of shares of Allscripts common stock in respect thereof;

•

certain Eclipsys employees, including its executive officers who will continue to be employed by the combined company after the merger, will be entitled to receive retention payments subject to certain conditions pursuant to a retention plan adopted by the Eclipsys board of directors in connection with the merger; and

•	the Merger Agreement provides for indemnification and liability insurance arrangements for each of Eclipsys’ current and former directors and officers.

See “The Merger—Interests of Eclipsys Directors and Executive Officers.”

Voting Agreements (see page 197)

In connection with the execution of the Merger Agreement, Allscripts and Eclipsys entered into a voting agreement with Misys and certain of Misys’ subsidiaries, which we refer to as the Misys Voting Agreement, and pursuant to which Misys and certain of its subsidiaries agreed, among other things, to vote in the aggregate 15.5 million shares of Allscripts common stock (approximately 10.58% of the outstanding Allscripts common stock as of June 7, 2010) in favor of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and other matters to be approved by the stockholders of Allscripts to facilitate the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts special meeting.

In addition, Allscripts entered into voting agreements with certain directors of Eclipsys and Eclipsys entered into voting agreements with certain directors of Allscripts, pursuant to which such directors agreed to vote their shares of Eclipsys common stock or Allscripts common stock, as applicable, in favor of the issuance of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement or the adoption of the Merger Agreement, as applicable.

In connection with the Framework Agreement, Misys entered into a voting agreement, which we refer to as the ValueAct Voting Agreement, with ValueAct Capital Master Fund L.P., which we refer to as ValueAct, and with Allscripts and Eclipsys entering into such agreement solely as third party beneficiaries. Pursuant to the ValueAct Voting Agreement, ValueAct agreed, among other things, to vote its shares of Misys stock (approximately 25.7% of Misys’ outstanding shares as of June 9, 2010) at the Misys general meeting in favor of the transactions contemplated by the Framework Agreement.

Termination of the Merger Agreement (see page 181)

The Merger Agreement may be terminated at any time prior to the completion of the merger by the mutual written consent of Allscripts and Eclipsys. Also, either Allscripts or Eclipsys may terminate the Merger Agreement at any time prior to the completion of the merger, subject to certain exceptions, if:

•	the merger is not completed on or before December 16, 2010;

•	a governmental entity permanently enjoins or otherwise prohibits the completion of the merger;

•	the Allscripts or Eclipsys special meetings conclude without the receipt of necessary stockholder approvals; or

•	the Framework Agreement is terminated.

Allscripts may terminate the Merger Agreement at any time prior to the completion of the merger if:

•

Eclipsys commits a breach of certain of its representations, warranties, covenants or other agreements under the Merger Agreement that would result in applicable closing conditions not being satisfied and such breach is not cured within 30 days after written notice is given by Allscripts to Eclipsys;

•	the Eclipsys board of directors takes certain actions inconsistent with an intent to complete the merger; or

•	there has been a material adverse effect with respect to Eclipsys that is not curable or, if curable, is not cured within 30 days after written notice is given by Allscripts to Eclipsys.

Eclipsys may terminate the Merger Agreement at any time prior to the completion of the merger if:

•

Allscripts commits a breach of certain of its representations, warranties, covenants or other agreements under the Merger Agreement that would result in applicable closing conditions not being satisfied and such breach is not cured within 30 days after written notice is given by Eclipsys to Allscripts;

•	the Allscripts board of directors takes certain actions inconsistent with an intent to complete the merger;

•	Misys’ board of directors takes certain actions inconsistent with an intent to complete the Coniston Transactions; or

•	there has been a material adverse effect with respect to Allscripts that is not curable or, if curable, is not cured within 30 days after written notice is given by Eclipsys to Allscripts.

Termination Fees May Be Payable Under Some Circumstances (see page 183)

Upon termination of the Merger Agreement under specified circumstances, Allscripts or Eclipsys, as the case may be, may be required to reimburse the other’s transaction expenses related to the merger up to $5 million, or pay to the other a termination fee of approximately $17.7 million or $40 million, depending on the date on which the Merger Agreement is terminated and the reasons for termination.

Conditions to Completion of the Merger (see page 167)

The obligations of Allscripts, Arsenal Merger Corp. and Eclipsys to effect the merger are subject to the fulfillment or waiver of certain closing conditions, including:

•	approval by Allscripts stockholders of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement;

•	adoption by Eclipsys stockholders of the Merger Agreement;

•	authorization for listing on The NASDAQ Global Select Market of the shares of Allscripts common stock issuable in the merger upon official notice of issuance;

•	expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act;

•

effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus/information statement forms a part and the absence of any stop order or proceedings to suspend the effectiveness of the registration statement;

•

the absence of any laws, statutes, ordinances, regulations, rules, judgments, orders, awards, preliminary or permanent injunctions or decrees issued by any court or other governmental entity of competent jurisdiction that prohibits or makes illegal the completion of the merger and no governmental entity has instituted any proceeding that is pending seeking such an order; and

•	completion of the Coniston Transactions. See “Description of the Coniston Transactions.”

In addition, the obligations of Allscripts and Arsenal Merger Corp. to effect the merger are subject to the fulfillment or waiver of certain closing conditions, including:

•	Eclipsys having performed and complied in all material respects with its covenants in the Merger Agreement;

•	the accuracy and correctness of Eclipsys’ representations and warranties, subject to certain qualifications;

•

the receipt by Allscripts of an opinion from its counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that Allscripts and Eclipsys will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	the absence of a material adverse effect with respect to Eclipsys.

Eclipsys’ obligations to effect the merger are also subject to the fulfillment or waiver of additional closing conditions, including:

•	Allscripts and Arsenal Merger Corp. having performed and complied in all material respects with their respective covenants in the Merger Agreement;

•	the accuracy and correctness of Allscripts’ and Arsenal Merger Corp.’s representations and warranties, subject to certain qualifications;

•

the receipt by Eclipsys of an opinion from its counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that Allscripts and Eclipsys will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	the absence of a material adverse effect with respect to Allscripts.

Regulatory Approvals (see page 159)

The merger is subject to review under the HSR Act by the United States Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ. The required notifications were filed on June 25, 2010 by Eclipsys and Allscripts, and the statutory waiting period under the HSR Act will expire on July 26, 2010 at 11:59 p.m., eastern time, unless it is terminated earlier by the FTC and the DOJ or is extended if the FTC or the DOJ requests additional information or documentary material. No other regulatory approvals are a condition to the completion of the merger.

Appraisal Rights and Dissenters’ Rights (see page 160)

Under the General Corporation Law of the State of Delaware, or the DGCL, neither holders of Eclipsys common stock nor Allscripts common stock will be entitled to appraisal rights in connection with the merger.

Accounting Treatment of the Merger (see page 160)

In accordance with accounting principles generally accepted in the United States, or GAAP, Allscripts will account for the acquisition of shares of Eclipsys common stock through the merger under the acquisition method of accounting for business combinations. In determining the acquirer for accounting purposes, Allscripts considered the factors required under the business combination accounting guidance, and determined that Allscripts will be considered the acquirer of Eclipsys for accounting purposes.

Material United States Federal Income Tax Consequences of the Merger (see page 160)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger so qualifies, a holder of Eclipsys common stock will not recognize gain or loss upon receipt solely of Allscripts common stock in exchange for Eclipsys common stock, except with respect to cash received in lieu of fractional shares of Allscripts common stock. It is a condition to the completion of the merger that Allscripts and Eclipsys each receives a written opinion from its counsel, dated as of the date of completion of the merger, to the effect that (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Eclipsys and Allscripts will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

Tax matters are complicated, and the tax consequences of the merger to each Eclipsys stockholder will depend on such stockholder’s particular facts and circumstances.

Eclipsys stockholders should consult their tax advisors with respect to the federal, state and other tax consequences to them of the merger.

Fees and Expenses (see page 187)

Generally, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus/information statement.

Management and Board of Directors of Allscripts After the Merger (see page 179)

Allscripts has agreed, upon completion of the merger, to establish a nine-member board of directors (if, at the effective time of the merger, Misys has the right to nominate one director of Allscripts pursuant to the Amended and Restated Relationship Agreement), or a ten-member board of directors (if, at the effective time of the merger, Misys has the right to nominate two directors of Allscripts pursuant to the Amended and Restated Relationship Agreement). The Allscripts board of directors will consist of four current Allscripts directors designated by Allscripts, three current Eclipsys directors designated by Eclipsys, the directors that Misys is entitled to nominate pursuant to the Amended and Restated Relationship Agreement and one independent director designated by Allscripts and Eclipsys. In addition, Allscripts will cause the Audit, Compensation and Nominating and Governance Committees of the Allscripts board of directors to include a majority of Allscripts-designated directors and at least one Eclipsys-designated director.

Allscripts and Eclipsys agreed that Philip M. Pead, the current president and chief executive officer of Eclipsys, will serve as chairman of the board of Allscripts for a period of three years following completion of the merger (subject to his election as a director by Allscripts’ stockholders), and that Glen E. Tullman will remain as the chief executive officer of Allscripts. Allscripts further agreed to use its commercially reasonable efforts to cause the election of Messrs. Tullman and Pead as directors of Allscripts at each of the next three annual meetings of stockholders of Allscripts.

At the effective time of the merger, a majority of Allscripts’ directors will be independent.

Listing of Allscripts Common Stock (see page 163)

Allscripts will apply to have the shares of Allscripts common stock to be issued to Eclipsys stockholders pursuant to the Merger Agreement approved for listing on The NASDAQ Global Select Market, where Allscripts common stock currently is traded under the symbol “MDRX”. If the merger is completed, Eclipsys common stock will no longer be listed on The NASDAQ Global Select Market and will be deregistered under the Exchange Act, and Eclipsys will no longer file periodic reports with the SEC.

Comparison of Stockholders Rights (see page 213)

Both Allscripts and Eclipsys are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Eclipsys stockholders will become stockholders of Allscripts and their rights will be governed by the by-laws of Allscripts and the Fourth Amended and Restated Certificate of Incorporation of Allscripts. The rights of Allscripts stockholders contained in the Fourth Amended and Restated Certificate of Incorporation and by-laws of Allscripts differ from the rights of Eclipsys stockholders under the Third Amended and Restated Certificate of Incorporation and the by-laws of Eclipsys, as more fully described under “Comparison of Rights of Allscripts Stockholders and Eclipsys Stockholders.” The form of the Fourth Amended and Restated Certificate of Incorporation of Allscripts is attached as Annex J to this joint proxy statement/prospectus/information statement, and we encourage you to read it carefully and in its entirety.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF ALLSCRIPTS

The following tables set forth the selected historical consolidated financial data for Allscripts, as adjusted for the retrospective application of the accounting guidance described below. The selected consolidated financial data as of and for the fiscal years ended May 31, 2009, 2008, 2007, 2006 and 2005 have been derived from Allscripts’ consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus/information statement. The selected consolidated financial data as of and for the nine months ended February 28, 2010 and 2009 have been derived from Allscripts’ unaudited condensed consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus/information statement. The results for the nine months ended February 28, 2010 and 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year. Allscripts’ unaudited interim financial statements reflect all adjustments that management of Allscripts considers necessary for fair statement of the financial position and results of operations for such periods in accordance with GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

Effective June 1, 2009, Allscripts adopted accounting guidance which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that would otherwise have been available to common stockholders. The provisions of this guidance are retrospective. Restricted stock units awards granted by Allscripts to certain management-level employees participate in dividends on the same basis as common shares and are nonforfeitable by the holder. As a result, these restricted stock unit awards meet the definition of a participating security.

This selected consolidated financial data should be read in conjunction with Allscripts’ Annual Report on Form 10-K for the fiscal year ended May 31, 2009 and Allscripts’ Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010. See “Additional Information—Where You Can Find More Information.”

	Year Ended May 31,					Nine Months Ended February 28,
	2005(1)(2)	2006(1)(2)	2007(1)(2)	2008(1)(2)	2009(1)	2009	2010
	(in thousands, except per share amounts)
Statements of Operations Data:
Revenue	$362,515	$381,736	$379,693	$383,771	$548,439	$382,105	$514,174
Cost of revenue	194,043	196,763	189,128	176,870	256,288	182,067	227,886

Gross profit	168,472	184,973	190,565	206,901	292,151	200,038	286,288
Operating expenses:
Selling, general and administrative expenses	105,825	112,135	121,101	117,566	199,902	144,721	163,250
Research and development	27,313	29,592	40,880	37,784	39,431	28,798	35,347
Amortization of intangibles	23,998	23,039	22,392	11,320	6,884	4,315	7,572

Income from operations	11,336	20,207	6,192	40,231	45,934	22,204	80,119
Interest expense	(114)	(184)	(272)	(296)	(2,162)	(1,650)	(1,699)
Interest and other income, net	818	32	94	219	626	376	303

Income before taxes	12,040	20,055	6,014	40,154	44,398	20,930	78,723
Income tax expense	(4,891)	(7,519)	(2,160)	(14,755)	(18,376)	(8,269)	(31,542)

Net income	$7,149	$12,536	$3,854	$25,399	$26,022	12,661	47,181

Net income per share—basic, as adjusted(4)	$0.09	$0.15	$0.05	$0.31	$0.21	$0.11	$0.32

Net income per share—diluted, as adjusted(4)	$0.09	$0.15	$0.05	$0.31	$0.21	$0.11	$0.31

Weighted-average shares used in computing basic net income per share(4)	82,886	82,886	82,886	82,886	122,591	115,741	144,782

Weighted-average shares used in computing diluted net income per share(4)	82,886	82,886	82,886	82,886	127,012	117,689	147,158

Other Operating Data:
System sales	$96,772	$93,487	$71,368	$64,627	$98,469	$61,166	$111,138
Professional services	31,773	36,957	33,422	30,943	51,827	35,116	51,691
Maintenance	111,445	122,584	133,440	141,531	196,165	139,468	182,841
Transaction processing and other	122,525	128,708	141,463	146,670	187,557	133,201	168,504

Total software and services revenue	362,515	381,736	379,693	383,771	534,018	368,951	514,174
Prepackaged medications(3)	—	—	—	—	14,421	13,154	—

Total revenue	$362,515	$381,736	$379,693	$383,771	$548,439	$382,105	$514,174

	As of May 31,					As of February 28, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$19,702	$12,449	$1,370	$325	$73,426	$115,757
Working capital	(13,332)	(27,060)	(33,875)	(6,776)	96,849	156,403
Goodwill and intangible assets, net	108,861	128,331	103,976	91,043	646,197	625,286
Total assets	186,880	199,148	171,247	179,268	952,656	1,029,816
Long-term debt and long-term capital lease obligation	922	1,448	944	548	63,699	13,995
Total stockholders’ equity	85,565	107,645	81,169	110,649	700,370	787,227

(1)	On October 10, 2008, Allscripts completed the transactions contemplated by the Agreement and Plan of Merger dated as of March 17, 2008 by and among Misys, Allscripts, Misys Healthcare Systems, LLC (“MHS”) and Patriot Merger Company, LLC (“Patriot”) which consisted of (i) the cash payment to Allscripts by an affiliate of Misys of approximately $330,000 and (ii) the merger of Patriot with and into MHS, with MHS being the surviving company. We refer to these transactions as the 2008 Misys Transactions. Results of operations for the year ended May 31, 2009 include the results of operations of legacy MHS for the full year ended May 31, 2009 and the results of operations of legacy Allscripts are included from the completion of the 2008 Misys Transactions on October 10, 2008 through May 31, 2009. Since the 2008 Misys Transactions constitute a reverse acquisition for accounting purposes, the pre-acquisition combined financial statements of MHS are treated as the historical financial statements of Allscripts. Results of operations for the years ended May 31, 2008, 2007, 2006, and 2005 are the results of operations of legacy MHS only.
(2)	For the years ended May 31, 2008, 2007, 2006, and 2005, the basic and diluted share count includes only the shares issued to Misys in connection with the October 10, 2008 transactions. MHS did not have any shares outstanding prior to the merger with Patriot, and therefore, the basic and diluted share count is comprised of the Allscripts shares issued on the October 10, 2008 acquisition date for all periods prior to the acquisition date as this reflects the Allscripts shares equivalent of MHS equity prior to the acquisition.
(3)	On March 16, 2009, Allscripts closed on the sale of its prepackaged medications business to A-S Medication Solutions LLC (“A-S”). Under terms of the sale, Allscripts received a total of $8,000 in cash consideration during its fourth quarter of fiscal 2009. In addition, Allscripts entered into a Marketing Agreement with A-S on March 16, 2009, which provides that Allscripts will earn annual fees for providing various marketing services of $3,600 per year over the five year term for an expected total of approximately $18,000, subject to reduction in certain circumstances. The results of operations for fiscal 2009 include the prepackaged medications business from the completion of the 2008 Misys Transactions on October 10, 2008 through the March 16, 2009 closing of its sale to A-S. The prepackaged medications business has not been disclosed as discontinued operations due to Allscripts’ continued involvement with A-S through the Marketing Agreement.
(4)	Revised as a result of the retrospective application of accounting guidance related to participating securities as follows:

	Year Ended May 31,
	2009	2008	2007	2006	2005
	As adjusted
	(In thousands, except per-share data)
Basic Earnings per Common Share:
Net income	$26,022	$25,399	$3,854	$12,536	$7,149
Less: Income allocated to participating securities	(439)	—	—	—	—

Net income available to common shareholders	$25,583	$25,399	$3,854	$12,536	$7,149

Average common shares outstanding	122,591	82,886	82,886	82,886	82,886

	$0.21	$0.31	$0.05	$0.15	$0.09

Earnings per Common Share Assuming Dilution:
Net income	$26,022	$25,399	$3,854	$12,536	$7,149
Less: Income allocated to participating securities after consideration of dilutive effect of stock options and restricted stock unit awards and debentures	(432)	—	—	—	—
Add: Interest expense on debentures, net of tax	457	—	—	—	—

Net income available to common stockholders	$26,047	$25,399	$3,854	$12,536	$7,149

Average common shares outstanding	122,591	82,886	82,886	82,886	82,886
Dilutive effect of stock options and restricted stock units awards (including participating securities)	1,970	—	—	—	—
Dilutive effect of debentures	2,451	—	—	—	—

Average common shares outstanding assuming dilution	127,012	82,886	82,886	82,886	82,886

	$0.21	$0.31	$0.05	$0.15	$0.09

The predecessor company, MHS, did not have any shares outstanding prior to the merger with Patriot, and therefore, the basic and diluted share count is comprised of the Allscripts shares issued on the October 10, 2008 acquisition date for all periods prior to the acquisition date. The predecessor company also had no such participating securities prior to the acquisition date. Based on these facts, there was no impact for the retroactive adoption of the accounting guidance for periods prior to the acquisition date.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF ECLIPSYS

The following tables set forth the selected historical consolidated financial data for Eclipsys. The selected consolidated financial data as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been derived from Eclipsys’ consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus/information statement. The selected consolidated financial data as of and for the three months ended March 31, 2010 and 2009 have been derived from Eclipsys’ unaudited condensed consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus/information statement. The results for the three months ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year. Eclipsys’ unaudited interim financial statements reflect all adjustments that management of Eclipsys considers necessary for fair statement of the financial position and results of operations for such periods in accordance with GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

This selected consolidated financial data should be read in conjunction with Eclipsys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Eclipsys’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. See “Additional Information—Where You Can Find More Information.”

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share amounts)
Statements of Operations Data:
Revenues:
Systems and services	$370,380	$409,450	$460,853	$495,643	$509,060	$128,137	$125,557
Hardware	12,962	18,092	16,680	20,119	10,124	2,029	2,803

Total revenues	383,342	427,542	477,533	515,762	519,184	130,166	128,360
Costs and expenses:
Cost of systems and services (excluding depreciation and amortization shown below)	225,131	237,617	263,557	280,694	271,400	66,874	65,199
Cost of hardware	11,055	14,592	12,230	16,945	8,543	1,656	2,452
Sales and marketing	64,080	63,391	76,172	85,911	91,493	22,751	19,748
Research and development	51,771	57,768	56,480	61,435	55,610	13,493	13,461
General and administrative	19,479	24,972	32,677	38,457	45,095	12,021	8,567
Depreciation and amortization	14,659	15,736	17,924	22,098	32,180	8,034	8,226
In-process research and development	—	—	—	850	—	—	—
Restructuring charges	—	14,670	1,175	—	5,434	5,434	—

Total costs and expenses	386,175	428,746	460,215	506,390	509,755	130,263	117,653
Income (loss) from operations	(2,833)	(1,204)	17,318	9,372	9,429	(97)	10,707
Gain on sale of assets	—	—	12,761	4,370	2,549	400	—
Loss on investments, net	—	—	—	(609)	(205)	(158)	(226)
Interest expense	—	—	—	(2,117)	(3,368)	(1,143)	(344)
Interest income	3,102	5,335	7,070	6,074	2,136	847	417
Income before income taxes	269	4,131	37,149	17,090	10,541	(151)	10,554
Provision for (benefit from) income taxes(1)	—	38	(3,992)	(82,416)	7,833	714	5,128

Net income	$269	$4,093	$41,141	$99,506	$2,708	$(865)	$5,426

Basic earnings per share	$0.01	$0.08	$0.77	$1.82	$0.05	$(0.02)	$0.09

Diluted earnings per share	$0.01	$0.08	$0.76	$1.79	$0.05	$(0.02)	$0.09

(1)	As of September 30, 2008, Eclipsys reversed substantially all of its valuation allowance recorded against its net deferred tax assets, which resulted in a non-cash income tax benefit in the third quarter of 2008 totaling $79.3 million.

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$76,693	$41,264	$22,510	$108,304	$123,160	$118,668
Marketable securities	37,455	89,549	168,925	154	—	—
Working capital	52,245	89,597	163,763	79,004	54,956	59,826
Long-term investments	—	—	—	107,215	85,988	81,395
Total assets	328,671	363,278	436,721	708,875	697,064	686,359
Long-term debt and capital lease obligations	—	—	—	105,000	29,727	15,676
Stockholders’ equity	145,529	190,656	258,014	397,997	435,827	448,668

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined statement of operations data for the nine months ended February 28, 2010 and year ended May 31, 2009 reflect the merger and related transactions as if they had occurred on June 1, 2008. The following unaudited pro forma condensed combined balance sheet data as of February 28, 2010 reflect the merger and related transactions as if they had occurred on February 28, 2010.

Such unaudited pro forma condensed combined financial data is based on the historical financial statements of Allscripts and Eclipsys and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” including assumptions relating to the allocation of the consideration paid for the assets and liabilities of Eclipsys based on preliminary estimates of their fair value. This unaudited pro forma condensed combined financial data is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of the combined company would have been had the merger and related transactions been completed on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. Allscripts and Eclipsys may have performed differently had they been combined during the periods presented. The following should be read in connection with the section of this joint proxy statement/prospectus/information statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and other information included in or incorporated by reference into this joint proxy statement/prospectus/information statement.

	Twelve-Months Ended May 31, 2009	Nine-Months Ended February 28, 2010
	(In thousands, except per share data)
Statement of Operations Data:
Total revenue	$1,067,693	$901,704
Total cost of revenue	572,122	456,617
Gross profit	495,571	445,088
Net income	85,207	40,431
Net income per share—basic	$0.50	$0.21

Net income per share—diluted	$0.49	$0.21

Share and Per Share Data:
Weighted-average shares outstanding used in computing basic net income per share	169,897	192,089
Weighted-average shares outstanding used in computing diluted net income per share	174,318	194,464

As of February 28, 2010
(Dollars in thousands)
Balance Sheet Data
Total current assets	$517,405
Other assets	45,910
Total assets	2,558,306
Total current liabilities	370,126
Long-term debt	570,000
Total liabilities	1,054,207
Total stockholders’ equity and net parent investment	1,504,098
Total liabilities and stockholders’ equity and net parent investment	2,558,306

UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION

The following selected unaudited pro forma combined per share information for the nine months ended February 28, 2010 and the year ended May 31, 2009 reflects the merger and related transactions as if they had occurred on June 1, 2008. The unaudited pro forma combined book value per common share outstanding reflects the merger and related transactions as if they had occurred on February 28, 2010. The Eclipsys equivalent per share data presented below is calculated by multiplying the pro forma combined amounts by the Exchange Ratio of 1.2 shares of Allscripts common stock for each share of Eclipsys common stock.

Such unaudited pro forma combined per share information is based on the historical financial statements of Allscripts and Eclipsys and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” including assumptions relating to the allocation of the consideration paid for the assets and liabilities of Eclipsys based on preliminary estimates of their fair value. This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Allscripts or Eclipsys would have been had the merger and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. Allscripts and Eclipsys may have performed differently had they been combined during the periods presented. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and other information included in or incorporated by reference into this joint proxy statement/prospectus/information statement.

	Year ended May 31, 2009	Nine months ended February 28, 2010
Net income per share—basic
Allscripts	$0.21	$0.32
Eclipsys	1.57	0.23
Pro forma combined	0.50	0.21
Eclipsys equivalent	0.60	0.25

Net income per share—diluted:
Allscripts	$0.21	$0.31
Eclipsys	1.54	0.23
Pro forma combined	0.49	0.21
Eclipsys equivalent	0.59	0.25

Book value per share:(1)
Allscripts		$5.35
Eclipsys		7.74
Pro forma combined		7.73
Eclipsys equivalent		9.28

(1)	The historical book value per share is computed by dividing stockholders’ equity and net parent investment by the weighted average number of diluted shares outstanding for each period. The unaudited pro forma combined book value per share is computed by dividing the pro forma condensed combined consolidated stockholders’ equity and net parent investment by the pro forma combined weighted average diluted number of shares outstanding for the nine months ended February 28, 2010.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Allscripts common stock trades on The NASDAQ Global Select Market under the symbol “MDRX”. Eclipsys common stock trades on The NASDAQ Global Select Market under the symbol “ECLP”. The table below sets forth the range of high and low per share sales prices for Allscripts and Eclipsys common stock for the periods indicated, as reported on The NASDAQ Global Select Market. For current price information, you should consult publicly available sources.

	Allscripts Common Stock
	High	Low
Fiscal year ended May 31, 2009
Second quarter (beginning October 11, 2008)	$8.32	$4.20
Third quarter	$10.20	$6.21
Fourth quarter	$13.52	$7.61
Fiscal year ended May 31, 2010
First quarter	$17.48	$12.69
Second quarter	$22.21	$14.32
Third quarter	$20.73	$16.38
Fourth quarter	$22.55	$17.51
Fiscal year ending May 31, 2011
First quarter (through June 25, 2010)	$19.93	$15.65

	Eclipsys Common Stock
	High	Low
Fiscal year ended December 31, 2008
First quarter	$26.34	$19.22
Second quarter	$22.81	$18.17
Third quarter	$23.48	$17.07
Fourth quarter	$21.47	$11.52
Fiscal year ended December 31, 2009
First quarter	$14.84	$7.39
Second quarter	$18.62	$9.41
Third quarter	$20.80	$15.91
Fourth quarter	$21.15	$18.01
Fiscal year ending December 31, 2010
First quarter	$21.36	$15.72
Second quarter (through June 25, 2010)	$21.50	$17.31

On October 17, 2008, Allscripts paid a special cash dividend of $5.23 per share in connection with its acquisition by Misys Healthcare Systems. Other than this special cash dividend, neither Allscripts nor Eclipsys has ever declared or paid cash dividends on its common stock. For more information on Allscripts and Eclipsys payment of dividends, see “—Dividend Policies.”

The following table presents the last reported sale price of a share of Allscripts common stock, as reported on The NASDAQ Global Select Market, the last reported sale price of a share of Eclipsys common stock, as reported on The NASDAQ Global Select Market, and the equivalent value of the merger consideration per share of Eclipsys common stock, in each case, on June 8, 2010, the last full trading day prior to the public announcement of the proposed merger, and on [—], 2010, the last trading day prior to the printing of this joint proxy statement/prospectus/information statement for which it was practicable to include this information.

Date	Allscripts Common Stock		Eclipsys Common Stock		Equivalent Value of Merger Consideration per Share of Eclipsys Common Stock
June 8, 2010		$18.42		$18.51		$22.10
[—], 2010	$	[—]	$	[—]	$	[—]

The market value of the shares of Allscripts common stock to be issued in exchange for shares of Eclipsys common stock upon the completion of the merger will not be known at the time Eclipsys stockholders vote on the proposal to adopt the Merger Agreement or at the time Allscripts stockholders vote on the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement because the merger cannot be completed until after the respective stockholder votes. The Exchange Ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed.

The above tables show only historical comparisons. Because the market prices of Allscripts common stock and Eclipsys common stock will likely fluctuate prior to the completion of the merger, these comparisons may not provide meaningful information to Allscripts stockholders in determining whether to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, or to Eclipsys stockholders in determining whether to adopt the Merger Agreement. Allscripts and Eclipsys stockholders are encouraged to obtain current market quotations for Allscripts and Eclipsys common stock and to review carefully the other information contained in this joint proxy statement/prospectus/information statement or incorporated by reference into this joint proxy statement/prospectus/information statement in considering whether to approve the respective proposals before them. See “Additional Information—Where You Can Find More Information.”

RISK FACTORS

If the merger is completed, Allscripts and Eclipsys will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which are beyond the combined company’s control. In addition to information regarding Allscripts and Eclipsys contained elsewhere in this joint proxy statement/prospectus/information statement, you should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect the transaction, Allscripts, Eclipsys and the combined company.

Risks Related to the Merger

The companies may be unable to integrate successfully and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the ability to realize the anticipated synergies, growth opportunities and cost savings from integrating Eclipsys’ business with Allscripts’ business. The integration of two independent companies is a complex, costly and time-consuming process and involves numerous risks, including difficulties in the assimilation of operations, services, products and personnel, the diversion of management’s attention from other business concerns, the entry into markets in which Allscripts or Eclipsys have little or no direct prior experience, the potential loss of key employees of Eclipsys or Allscripts, and the potential inability to maintain the goodwill of existing clients. The difficulties of combining the operations of the companies include, among other factors:

•	managing a significantly larger company;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	integrating two unique business cultures, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	preserving customer, supplier, research and development, distribution, marketing, promotion and other important relationships;

•	commercializing products under development and increasing revenues from existing marketed products;

•	coordinating geographically separated organizations, systems and facilities, including complexities associated with managing the combined businesses with separate locations;

•	combining the sales force territories and competencies associated with the sale of products and services presently sold or provided by Allscripts or Eclipsys;

•	integrating personnel from different companies while maintaining focus on providing consistent, high-quality products and customer service and attractive to prospective customers;

•	integrating complex technologies, solutions and products from different companies in a manner that is seamless to customers;

•	unforeseen expenses or delays associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the merger.

If management is unable to combine successfully the businesses of Allscripts and Eclipsys in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, such anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Any of the above difficulties could adversely affect the combined company’s ability to maintain relationships with customers, partners, suppliers and employees or the combined company’s ability to achieve the anticipated benefits of the merger, or could reduce the combined company’s earnings or otherwise adversely affect the business and financial results of the combined company.

The price of Allscripts common stock might decline prior to the completion of the merger, which would decrease the value of the merger consideration to be received by Eclipsys stockholders in the merger. Further, at the Eclipsys special meeting, Eclipsys stockholders will not know the exact value of Allscripts common stock that will be issued in the merger.

The market price of Allscripts common stock at the time the merger is completed may vary significantly from the price on the date of the Merger Agreement or from the price on the date of the Allscripts special meeting and Eclipsys special meeting. Allscripts common stock has historically experienced volatility. On June 8, 2010, the last full trading day prior to the public announcement of the proposed merger, Allscripts common stock closed at $18.42 per share as reported on The NASDAQ Global Select Market. From June 8, 2010, through [—], 2010, the trading price of Allscripts common stock ranged from a closing high of $[—] per share to a closing low of $[—] per share.

Under the Merger Agreement, each outstanding share of Eclipsys common stock (other than those shares held by Allscripts or its merger subsidiary Arsenal Merger Corp., and other than treasury shares) will be converted into the right to receive, upon completion of the merger, the merger consideration. The Exchange Ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed. As a result, any changes in the market price of Allscripts common stock will have a corresponding effect on the market value of the merger consideration. Changes in the market price of Eclipsys common stock, on the other hand, will not affect the market value of the merger consideration. Neither party, however, has a right to terminate the Merger Agreement based solely upon changes in the market price of Allscripts or Eclipsys common stock.

Allscripts and Eclipsys are working to complete the transaction as quickly as possible. Allscripts currently expects that the merger will be completed during the second half of 2010. Because the date when the transaction is completed will likely occur after the date of the special meetings, Allscripts stockholders and Eclipsys stockholders will not know the exact value of the Allscripts common stock that will be issued in the merger at the time they vote on the proposal to adopt the Merger Agreement. As a result, if the market price of Allscripts common stock upon the completion of the merger is lower than the market price on the date of the Eclipsys special meeting, the market value of the merger consideration received by Eclipsys stockholders in the merger will be lower than the market value of the merger consideration at the time of vote by the Eclipsys stockholders. Moreover, during this interim period, events, conditions or circumstances could arise that could have a material impact or effect on Allscripts, Eclipsys or the industries in which they operate.

If Eclipsys’ former stockholders immediately sell Allscripts’ common stock received in the merger, they could cause Allscripts’ common stock price to decline.

The Allscripts common stock to be issued to stockholders of Eclipsys pursuant to the Merger Agreement will be registered under the federal securities laws. As a result, those shares will be immediately available for resale in the public market. The number of shares of Allscripts common stock to be issued to Eclipsys’ former stockholders pursuant to the Merger Agreement, and immediately available for resale, will equal approximately 37% of the total number of shares of Allscripts common stock outstanding, after giving effect to the closing of the transactions contemplated by the Framework Agreement, including the Share Repurchase, the Secondary Offering and the Contingent Share Repurchase. Eclipsys’ former stockholders may sell any or all of the stock they receive immediately after the merger. If Eclipsys’ former stockholders or the other holders of Allscripts common stock sell significant amounts of Allscripts common stock immediately after the merger is completed, the market price of Allscripts common stock could decline. These sales may also make it more difficult for Allscripts to sell equity securities in the future at a time and at a price that Allscripts deems appropriate to raise funds through future offerings of common stock.

Current Allscripts and Eclipsys stockholders will have a reduced ownership and voting interest after the merger.

In the merger, Allscripts expects to issue approximately [—] shares of Allscripts common stock to Eclipsys stockholders, based on Eclipsys’ shares of common stock and equity awards outstanding as of [—], 2010. As a result of these issuances, Allscripts and Eclipsys stockholders are expected to hold approximately 63% and 37%, respectively, of the combined company’s outstanding common stock immediately following completion of the merger, after giving effect to the closing of the transactions, including if Misys elects to exercise its right to require Allscripts to repurchase 5.3 million shares of Allscripts common stock owned by Misys and its subsidiaries in the Contingent Share Repurchase, pursuant to the Framework Agreement.

When the merger occurs, each Eclipsys stockholder that receives shares of Allscripts common stock will become a stockholder of Allscripts with a percentage ownership of the combined company that will be smaller than the stockholder’s current percentage ownership of Eclipsys. Correspondingly, each Allscripts stockholder will remain a stockholder of Allscripts with a percentage ownership of the combined company that will be smaller than the stockholder’s percentage of Allscripts prior to the merger. As a result of these reduced ownership percentages, Allscripts stockholders will have less voting power in the combined company than they now have with respect to Allscripts, and former Eclipsys stockholders will have less voting power in the combined company than they now have with respect to Eclipsys. Additionally, these reduced ownership percentages will cause a corresponding reduction in the relative percentages of the current Allscripts and Eclipsys stockholders in earnings, liquidation value and book and market value. See “Summary—The Merger.”

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

To be successful, the combined company must retain and motivate executives and other key employees. Employees of Allscripts and Eclipsys may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to retain key personnel. Allscripts and Eclipsys have implemented retention plans to retain and motivate executives and other key employees which will increase the cost of the merger. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which effort may be adversely affected as a result of the uncertainty and difficulties with integrating the businesses of Allscripts and Eclipsys. If the combined company is unable to retain executives and other key employees, the roles and responsibilities of such executive officers and employees will need to be filled either by existing or new officers and employees, which may require the combined company to devote time and resources to identifying, hiring and integrating replacements for the departed executives that could otherwise be used to integrate the businesses of Allscripts and Eclipsys or otherwise pursue business opportunities.

If the combined company is unable to manage its growth, its business and financial results could suffer.

The combined company’s future financial results will depend in part on its ability to profitably manage its core businesses, including any growth that the combined company may be able to achieve. Over the past several years, each of Allscripts and Eclipsys has engaged in the identification of, and competition for, growth and expansion opportunities. In order to achieve those initiatives, the combined company will need to, among other things, recruit, train, retain and effectively manage employees and expand its operations and financial control systems. If the combined company is unable to manage its businesses effectively and profitably, its business and financial results could suffer.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the transaction.

The pro forma financial statements contained in this joint proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Allscripts and Eclipsys and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Coniston Transactions, the Contingent Share Repurchase and the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the businesses of the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Combined Consolidated Financial Statements.”

Some of the conditions to the merger may be waived by Allscripts or Eclipsys without resoliciting the approval of stockholders.

Some of the conditions set forth in the Merger Agreement may be waived by Allscripts or Eclipsys, subject to the agreement of the other party in specific cases. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 167. If any conditions are waived, Allscripts and Eclipsys will evaluate whether amendment of this joint proxy statement/prospectus/information statement and resolicitation of proxies are warranted. If the board of directors of Allscripts or Eclipsys determines that resolicitation of their respective stockholders is not warranted, the applicable company will have the discretion to complete the merger without seeking further approval from its stockholders.

Provisions of the Merger Agreement may deter alternative business combinations and could negatively impact the stock prices of Allscripts and Eclipsys if the Merger Agreement is terminated in certain circumstances.

Restrictions in the Merger Agreement prohibit each party from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of a party when compared to the terms and conditions of the merger.

In addition, if the Merger Agreement is terminated, Eclipsys may be required in specified circumstances to pay the transaction expenses of Allscripts up to $5 million or to pay a termination fee of approximately $17.7 million or $40 million to Allscripts, and Allscripts may be required in specified circumstances to pay the transaction expenses of Eclipsys up to $5 million or to pay a termination fee of $17.7 million or $40 million to Eclipsys. If the merger is terminated by Allscripts or Eclipsys in circumstances that obligate either party to pay the transaction expenses of the other party or to pay the termination fee to the other party, the trading price of Allscripts’ and/or Eclipsys’ stock may decline.

These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Eclipsys stockholders than the merger with Allscripts.

Executive officers of Allscripts have interests in the transaction that are different from, or in addition to, the interests of Allscripts stockholders.

Allscripts executive officers have interests in the merger that are different from, or in addition to, interests of Allscripts stockholders. Pursuant to a retention plan adopted by the Allscripts board of directors on June 8, 2010, certain Allscripts employees, including its executive officers, will be entitled to receive retention payments subject to certain conditions. See “The Merger—Interests of Allscripts Executive Officers.”

Directors and executive officers of Eclipsys have interests in the transaction that are different from, or in addition to, the interests of Eclipsys stockholders.

When considering the recommendation of Eclipsys’ board of directors that Eclipsys stockholders vote in favor of the adoption of the Merger Agreement, Eclipsys stockholders should be aware that Eclipsys directors and executive officers have interests in the merger that are different from, or in addition to, interests of Eclipsys stockholders, including the following:

•

Mr. Pead, currently a director of Eclipsys and Eclipsys’ president and chief executive officer, will become chairman of the board of directors and a senior executive officer of the combined company upon the completion of the merger;

•	Messrs. Fife and Kangas, current non-employee directors of Eclipsys, will become directors of the combined company upon completion of the merger;

•

certain of Eclipsys’ executive officers are parties to employment agreements and equity award agreements which provide for enhanced payments and acceleration of certain equity awards upon the termination of employment within a certain period after a change in control of Eclipsys, including the merger;

•	certain Eclipsys executive officers are parties to performance stock unit agreements which provide for certain modifications upon completion of the merger;

•	Eclipsys’ directors are parties to deferred stock unit agreements which provide for acceleration of all of their unvested and outstanding deferred stock units upon completion of the merger;

•

certain Eclipsys employees, including its executive officers, will be entitled to receive retention payments subject to certain conditions pursuant to a retention plan adopted by the Eclipsys board of directors in connection with the merger; and

•	the Merger Agreement provides for indemnification and liability insurance arrangements for each of Eclipsys’ current and former directors and officers.

These interests may present Eclipsys directors and executive officers with actual or potential conflicts of interest. The Eclipsys board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and making its recommendations that the Eclipsys stockholders approve the Merger Agreement. See “The Merger—Interests of Eclipsys Directors and Executive Officers.”

The merger may result in substantial goodwill for the combined company. If the combined company’s goodwill becomes impaired, then the profits of the combined company may be significantly reduced or eliminated and stockholders’ equity may be reduced.

The unaudited pro forma financial statements reflect preliminary estimates of goodwill of approximately $734 million as a result of the merger. This approximate amount of goodwill assumes that the Allscripts common stock received by the Eclipsys stockholders in the merger has a market value of $18.42 per share (the closing price of Allscripts common stock on The NASDAQ Global Select Market on June 8, 2010). The actual amount of goodwill recorded may be materially different and will depend in part on the market value of Allscripts common stock as of the date on which the merger is completed and the appropriate allocation of purchase price, which may be impacted by a number of factors, including changes in the net assets acquired and changes in the fair values of the net assets acquired. On at least an annual basis, Allscripts assesses whether there has been an impairment in the value of goodwill. If the carrying value of goodwill exceeds its estimated fair value, impairment is deemed to have occurred and the carrying value of goodwill is written down to fair value. Under GAAP, this would result in a charge to the combined company’s operating earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill recorded in connection with the merger would negatively affect the combined company’s results of operations.

Allscripts and Eclipsys expect to incur significant costs whether or not the merger is completed.

Allscripts and Eclipsys will incur substantial expenses related to the Coniston Transactions and the merger whether or not the merger is completed. Allscripts currently expects to incur approximately $55.6 million in transactional expenses, approximately $32.7 million of which are not contingent on the completion of the merger. Eclipsys currently expects to incur approximately $13.4 million in transactional expenses, approximately $4.4 million of which are not contingent on the completion of the merger. Moreover, if the Merger Agreement is terminated, Allscripts or Eclipsys may, under certain circumstances, be required to pay the other a termination fee of approximately $17.7 million or $40 million or reimburse the other for transaction expenses of up to $5 million, depending on the circumstances of the termination. Also, should the Merger Agreement be terminated due to a willful breach of the Merger Agreement by one of the parties, such party could owe significant damages to the other. See the section entitled “The Merger Agreement—Termination Fees; Reimbursement of Expenses.”

If the Coniston Transactions are not completed, then the merger will not be completed.

Allscripts’ and Eclipsys’ obligation to complete the merger is subject to the satisfaction of certain conditions, including the completion of the Coniston Transactions. Completion of the Coniston Transactions, in turn, is subject to certain conditions, including (i) approval of the Coniston Transactions by the shareholders of Misys, (ii) the sale of no fewer than 36 million shares of Allscripts common stock in the Secondary Offering at a price to the public of no less than $16.50 per share, and (iii) completion of the Share Repurchase, which is contingent upon completion of the financing contemplated by the Debt Commitment Letter. Accordingly, if any of these conditions is not satisfied or waived, the Coniston Transactions will not be completed and, as a result, the merger will not be completed. In addition, the Framework Agreement provides for certain termination rights for both Allscripts and Misys, including the right of either party to terminate the Framework Agreement if the closing of the Coniston Transactions has not been completed on or prior to December 9, 2010. If the Framework Agreement is terminated prior to the completion of the Coniston Transactions, the merger will not be completed.

If the merger is completed, Allscripts will incur significant additional expenses in connection with the integration of the two businesses.

If the merger is completed, Allscripts expects to incur significant additional expenses in connection with the integration of the two businesses, including integrating personnel, geographically diverse operations, information technology systems, accounting systems, customers, and strategic partners of each company and implementing consistent standards, policies, and procedures, and may be subject to possibly material write downs in assets and charges to earnings, which are expected to include severance pay and other costs.

Allscripts and Eclipsys will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect their financial results.

Uncertainty about the effect of the merger on employees, customers, potential customers, partners and suppliers may have an adverse effect on Allscripts and/or Eclipsys. These uncertainties may impair Allscripts’ and/or Eclipsys’ ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause existing customers, partners and suppliers and others that currently have business relationships with Allscripts or Eclipsys to seek to change their business relationships with Allscripts or Eclipsys. Additionally, these uncertainties could cause potential clients of Allscripts or Eclipsys to defer decisions or purchases, or to seek products and services from competitors of Allscripts or Eclipsys.

Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Allscripts’ or Eclipsys’ financial results.

In addition, the merger agreement restricts each of Allscripts and Eclipsys, without the other’s consent, from making certain acquisitions and dispositions and taking other specified actions related to the operation of their businesses while the merger is pending. These restrictions may prevent Allscripts and/or Eclipsys from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the Merger Agreement. See “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 176.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Allscripts and Eclipsys.

If the merger is not completed, the ongoing businesses of Allscripts or Eclipsys may be adversely affected and Allscripts and Eclipsys will be subject to several risks, including the following:

•

being required, under certain circumstances under the Merger Agreement, to pay a termination fee of approximately $17.7 million or $40 million to the other party or reimburse the other party’s out-of-pocket transaction expenses of up to $5 million depending on the timing and reasons for termination (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 181);

•	having to pay costs and expenses relating to the merger and related transactions;

•

the attention of management of Allscripts and Eclipsys will have been diverted to the merger instead of on such company’s own operations and pursuit of other opportunities that could have been beneficial to such company; and

•	customer perception may be negatively impacted which could affect the ability of Allscripts and Eclipsys to compete for, or to win, new and renewal business in the marketplace.

Pending litigation against Allscripts and Eclipsys could result in an injunction preventing completion of the merger, the payment of damages if the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

In connection with the merger, purported stockholders of Eclipsys have filed putative stockholder class action lawsuits against Eclipsys and its directors, Allscripts and Arsenal Merger Corp. Among other remedies, the plaintiffs seek to enjoin the merger. The outcome of any such litigation is inherently uncertain. Each company may incur substantial costs and expenses to defend the company and, in the case of Eclipsys, to defend its directors in the lawsuits. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger. The outcome may adversely affect the combined company’s business, financial condition or results of operations. See “The Merger—Litigation” beginning on page 159.

The combined company will have to develop and rely on its own resources and personnel to operate the business.

Misys and Allscripts are currently parties to a Shared Services Agreement pursuant to which Misys provides Allscripts with certain services and personnel to support Allscripts’ business. Upon the consummation of the Coniston Transactions, the Shared Services Agreement will be terminated and Allscripts and Misys will enter into a Transition Services Agreement pursuant to which Misys will continue to provide certain services and personnel to the combined company to support its business. Beginning approximately six months after the date of the Transition Services Agreement with respect to certain services, the services formerly provided by Misys will need to be continued by either existing or new employees of Allscripts, which may require the combined company to devote time and resources to identifying, hiring and integrating individuals to perform the services formerly provided by Misys pursuant to the Transition Services Agreement.

The combined company’s common stock may be affected by factors different from those affecting the price of Allscripts common stock or Eclipsys common stock.

On completion of the merger, holders of Eclipsys common stock will become holders of common stock in Allscripts and, although holders of Allscripts common stock will continue to hold Allscripts common stock, Allscripts’ business will be different as a result of the completion of the merger. As the business of Allscripts and the business of Eclipsys are different, the results of operations as well as the price of the combined company’s common stock may be affected by factors different than those factors affecting Allscripts and Eclipsys as independent stand-alone entities. The combined company will face additional risks and uncertainties not otherwise facing each independent company in the merger. For a discussion of Allscripts’ and Eclipsys’ businesses and certain factors to consider in connection with their respective businesses, see “—Risks Related to Allscripts” beginning on page 32 and “—Risks Related to Eclipsys” beginning on page 49.

If the merger is completed, provisions of the combined company’s charter documents and Delaware law may delay or inhibit potential acquisition bids that stockholders may believe are desirable, and the market price of Allscripts’ common stock may be lower as a result.

If the merger is completed, the Additional Amendment will provide that Allscripts’ board of directors will have the authority to issue up to 1 million shares of preferred stock. Allscripts’ board of directors will be able fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by Allscripts’ stockholders, and the issuance of shares of preferred stock may discourage, delay or prevent a merger or acquisition of Allscripts.

The Additional Amendment will include an election to be governed by Section 203 of the DGCL, which will prohibit Allscripts from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These provisions will make it more difficult for stockholders or potential acquirers to acquire Allscripts without negotiation and may apply even if some of Allscripts’ stockholders consider the proposed transaction beneficial to them. These provisions could also limit the price that investors are willing to pay in the future for shares of Allscripts’ common stock.

The Additional Amendment will contain provisions that may delay or inhibit potential acquisition bids, including provisions that:

•	Allscripts’ stockholders are not allowed to act by written consent; and

•	Allscripts’ stockholders are not allowed to call a special meeting of stockholders.

Risks Related to the Coniston Transactions

The sale of Allscripts’ common stock by Misys could cause Allscripts’ common stock price to decline.

Allscripts has agreed to facilitate the sale of at least 36 million shares of Allscripts common stock held by one or more subsidiaries of Misys in connection with the transactions contemplated by the Framework Agreement. The number of shares to be offered by such subsidiaries of Misys will equal approximately 24.6% of outstanding Allscripts common stock at the time of such sale. As a result of such offering, the market price for Allscripts common stock could decline and it may make it more difficult for Allscripts to sell equity securities at a time and at a price Allscripts deems appropriate. In addition, any shares of Allscripts common stock held by Misys and its subsidiaries after the completion of the Coniston Transactions may be sold following the expiration of the lock-up agreements entered into in connection with the Secondary Offering, which could result in further declines of the market price for Allscripts common stock. Under the Registration Rights Agreement entered into in connection with the Framework Agreement, Misys will have certain rights to require Allscripts to file a registration statement under the federal securities laws registering the sale of all or a portion of Misys’ shares of Allscripts common stock, or to participate in any registration statement proposed to be effected by Allscripts, subject to certain limitations.

The additional indebtedness incurred in connection with the transactions contemplated by the Framework Agreement will decrease business flexibility and increase borrowing costs.

In connection with the transactions contemplated by the Framework Agreement, Allscripts will increase its indebtedness by approximately $570 million, and will have indebtedness that will be substantially greater than its indebtedness prior to the closing of the transactions contemplated by the Framework Agreement. The covenants in such indebtedness and the increased indebtedness and higher debt-to-equity ratio of Allscripts in comparison to that of Allscripts on a recent historical basis could have the effect, among other things, of:

•

requiring a substantial portion of its cash flow from operations to payments on Allscripts’ debt, reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increasing vulnerability to adverse general economic and industry conditions;

•	limiting flexibility in planning for, or reacting to, changes in business and the industry in which Allscripts operates;

•	placing Allscripts at a competitive disadvantage compared to competitors that have less debt; and

•	limiting the ability to borrow additional funds on terms that are satisfactory or at all.

Newco may be liable for significant potential contingent tax liabilities arising out of the Coniston Transactions and certain related transactions, or out of prior activities of Newco unrelated to those transactions.

Newco might be subject to significant taxes, which we refer to as Transaction Taxes, arising out of the Coniston Transactions and certain related restructuring transactions, which we refer to collectively as the Misys Transactions. In particular, the Exchange or other Misys Transactions might result in recognition of the built-in gain inherent in the shares of Allscripts common stock held by Newco, which is significant. At the time of the Exchange, Newco will hold 61,308,295 shares of Allscripts common stock. Pursuant to the Framework Agreement, Misys has indemnified Allscripts against any Transaction Taxes imposed on Newco, and Misys is required to provide a bank guarantee in the amount of $168 million, which we refer to as the PLR Bank Guarantee, to support that indemnification obligation.

Misys is seeking a letter ruling from the Internal Revenue Service, which we refer to as the IRS, which, if obtained, is expected to confirm that the Misys Transactions will not result in the recognition of the built-in gain inherent in the shares of Allscripts common stock held by Newco, and may address other tax issues related to the Misys Transactions. If a favorable letter ruling is received, the PLR Bank Guarantee will be terminated. No assurances can be given that a favorable letter ruling will be received, as the IRS might decline to issue a favorable letter ruling. At the time of the closing of the Coniston Transactions it likely will not be known whether a favorable letter ruling will be issued. If a favorable letter ruling were not issued, in a subsequent IRS audit of the Misys Transactions the IRS might successfully assert that significant taxes, penalties and interest are payable by Newco. The amount of the PLR Bank Guarantee might be insufficient to fully cover Misys’ resulting indemnification obligation. Furthermore, although not expected, there could be circumstances in which the PLR Bank Guarantee would be reduced or terminated prior to the extinguishment of the resulting tax liabilities. The ability to rely on any favorable letter ruling depends on the accuracy and completeness of the information submitted to the IRS, which will be primarily determined by Misys. As a result, no assurances can be given that Allscripts’ ability to rely on a favorable letter ruling could not be challenged, in which case Allscripts would be required to rely on Misys’ indemnification obligation without the benefit of the PLR Bank Guarantee.

Additionally, while the letter ruling is expected to address the material tax issues related to the Misys Transactions, all issues may not be addressed.

KPMG LLP, Allscripts’ tax advisor, has delivered an opinion to Allscripts concluding, among other things, that, based on relevant representations and assumptions, the transactions contemplated by the Framework Agreement, including the Exchange and the other Misys Transactions, will not result in the recognition of the built-in gain inherent in the Allscripts stock held by Newco. If the representations or assumptions on which such opinion is based are inaccurate or incomplete, the conclusions reached in the opinion may be incorrect. Furthermore, such opinion is not binding on the IRS or any court, and the IRS or the courts may not agree with the conclusions reached in the opinion. The opinion will not preclude the IRS from declining to issue a favorable letter ruling nor will it preclude the IRS from successfully asserting that significant taxes, penalties and interest are payable by Newco as a result of the Misys Transactions or otherwise.

Pursuant to the Framework Agreement, Misys has also indemnified Allscripts against any contingent tax liability of Newco other than Transaction Taxes, such as taxes imposed as a result of prior activities of Newco, which we refer to as Historic Taxes, and Misys is required to provide an additional bank guarantee in the amount of $45 million, which we refer to as the Historic Bank Guarantee, to support that indemnification obligation. The amount of the Historic Bank Guarantee might be insufficient to fully cover Historic Taxes that might be imposed. Furthermore, although not expected, there could be circumstances in which the Historic Bank Guarantee is reduced or terminated prior to the extinguishment of the resulting tax liabilities.

Misys also has indemnified Allscripts from taxes imposed on Allscripts as a result of the Exchange and from taxes imposed on Allscripts relating to certain withholding taxes, including any liability for failing to withhold certain taxes. Those indemnification obligations are not supported by any bank guarantees.

If Allscripts is unable to finance the repurchase of shares from Misys, the merger will not be completed.

Allscripts intends to finance the transactions contemplated by the Framework Agreement with debt financing, existing cash balances and cash flow from operations. To this end, and to provide for ongoing working capital for general corporate purposes after the merger, Allscripts has received commitments from JPMorgan Chase Bank, N.A., Barclays Bank PLC, UBS Loan Finance LLC and certain of their affiliates for a $570 million senior secured term loan facility and a $150 million senior secured revolving facility, each of which is expected to close upon the closing of the Coniston Transactions. The Debt Commitment Letter includes customary conditions to funding, including the completion of definitive documentation, the absence of a material adverse change in Allscripts’ and its subsidiaries’ business, assets, liabilities (contingent or otherwise), financial condition or results of operations consistent with the definition in the Merger Agreement, the absence of material modification to the Framework Agreement and related documentation unless approved by the initial arrangers of the financing, the delivery of financial information and other customary closing deliveries, the receipt of corporate credit ratings from Moody’s and S&P, the perfection of liens, the solvency of Allscripts and its subsidiaries after giving effect to the Coniston Transactions (other than the merger) and a pro forma ratio of total indebtedness to EBITDA of Allscripts and its subsidiaries not in excess of 4.0 to 1.0 (giving effect to the merger on a pro forma basis to the extent the merger will close substantially simultaneously with the Coniston Transactions). If the financing described in the Debt Commitment Letter is not available on the terms set forth in the Debt Commitment Letter, other financing may not be available on acceptable terms, in a timely manner or at all. If other financing becomes necessary and Allscripts is unable to secure such additional financing, the Coniston Transactions will not be completed and, as a result, the merger will not be completed.

Risks Related to Allscripts

Risks Related to Allscripts’ Business

If physicians and hospitals do not accept Allscripts’ products and services, or delay in deciding whether to purchase Allscripts’ products and services, Allscripts’ business, financial condition and results of operations will be adversely affected.

Allscripts’ business model depends on its ability to sell its products and services. Acceptance of Allscripts’ products and services requires physicians and hospitals to adopt different behavior patterns and new methods of conducting business and exchanging information. Allscripts cannot assure you that physicians and hospitals will integrate Allscripts’ products and services into their workflow or that participants in the healthcare market will accept Allscripts’ products and services as a replacement for traditional methods of conducting healthcare transactions. Achieving market acceptance for Allscripts’ products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the healthcare industry.

If Allscripts fails to achieve broad acceptance of its products and services by physicians, hospitals and other healthcare industry participants or if Allscripts fails to position its services as a preferred method for information management and healthcare delivery, Allscripts’ business, financial condition and results of operations will be adversely affected.

Allscripts may not see the benefits of government programs initiated to accelerate the adoption and utilization of health information technology and to counter the effects of the current economic situation.

While government programs initiated to improve the efficiency within the health care sector and counter the effects of the current economic situation include expenditures to stimulate business and accelerate the adoption and utilization of health care technology, Allscripts cannot assure you that it will receive any of those funds. For example, the passage of the Health Information Technology for Economic and Clinical Health Act (HITECH) under the American Recovery and Reinvestment Act of 2009 (ARRA) authorizes approximately $30 billion in expenditures, including discretionary funding, to further adoption of electronic health records. Although Allscripts believes that its service offerings will meet the requirements of HITECH in order for Allscripts’ clients to qualify for financial incentives for implementing and using Allscripts’ services, there can be no certainty that any of the planned financial incentives, if made, will be made in regard to Allscripts’ services. Allscripts also cannot predict the speed at which physicians will adopt electronic health record systems in response to such government incentives, whether physicians will select Allscripts’ products and services or whether physicians will implement an electronic health record system at all. Any delay in the purchase and implementation of electronic health records systems by physicians in response to government programs, or the failure of physicians to purchase an electronic health record system, could have an adverse effect on Allscripts’ business, financial condition and results of operations.

Allscripts’ failure to compete successfully could cause its revenue or market share to decline.

The market for Allscripts’ products and services is intensely competitive and is characterized by rapidly evolving technology and product standards, technology and user needs and the frequent introduction of new products and services. Some of Allscripts’ competitors may be more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than Allscripts. Moreover, Allscripts expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If one or more of Allscripts’ competitors or potential competitors were to merge or partner with another of Allscripts’ competitors, the change in the competitive landscape could adversely affect Allscripts’ ability to compete effectively. Allscripts competes on the basis of several factors, including:

•	breadth and depth of services;

•	reputation;

•	reliability, accuracy and security;

•	client service;

•	price; and

•	industry expertise and experience.

Allscripts’ clinical solutions business unit’s principal competitors include Athenahealth Inc., Cerner Corporation, eClinicalWorks Inc., Epic Systems Corporation, Emdeon Business Services LLC, GE, Aprima

Medical Software (formerly iMedica Corporation), McKesson Corporation, Quality Systems, Inc., Sage Software, Inc., The Trizetto Group, Inc., and Wellsoft Corporation.

Allscripts’ key competitors in the EDIS market include MedHost, Meditech, Picis and WellSoft. In the care management market, primary competitors include eDischarge, Maxsys Ltd., Meditech, Midas+ and ProviderLink.

There can be no assurance that Allscripts will be able to compete successfully against current and future competitors or that the competitive pressures that Allscripts faces will not materially adversely affect its business, financial condition and results of operations.

It is difficult to predict the sales cycle and implementation schedule for Allscripts’ software solutions.

The duration of the sales cycle and implementation schedule for Allscripts’ software solutions depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer, which is difficult to predict. Allscripts’ sales and marketing efforts with respect to hospitals and large health organizations generally involve a lengthy sales cycle due to these organizations’ complex decision-making processes. Additionally, in light of increased government involvement in healthcare, and related changes in the operating environment for healthcare organizations, Allscripts’ current and potential customers may react by curtailing or deferring investments, including those for Allscripts’ services. If potential customers take longer than Allscripts expects to decide whether to purchase Allscripts’ solutions, Allscripts’ selling expenses could increase and its revenues could decrease, which could harm Allscripts’ business, financial condition and results of operations. If customers take longer than Allscripts expects to implement Allscripts’ solutions, Allscripts’ recognition of related revenue would be delayed, which would adversely affect Allscripts’ business, financial condition and results of operations.

Allscripts’ future success depends upon its ability to grow, and if Allscripts is unable to manage its growth effectively, it may incur unexpected expenses and be unable to meet its customers’ requirements.

Allscripts will need to expand its operations if it successfully achieves market acceptance for its products and services. Allscripts cannot be certain that its systems, procedures, controls and existing space will be adequate to support expansion of its operations. Allscripts’ future operating results will depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve Allscripts’ technical, administrative, financial control and reporting systems. Allscripts may not be able to expand and upgrade its systems and infrastructure to accommodate these increases. Difficulties in managing any future growth, including as a result of the proposed merger with Eclipsys, could have a significant negative impact on Allscripts’ business, financial condition and results of operations because Allscripts may incur unexpected expenses and be unable to meet its customers’ requirements.

Competition for Allscripts’ employees is intense, and Allscripts may not be able to attract and retain the highly skilled employees Allscripts needs to support its business.

Allscripts’ ability to provide high-quality services to its clients depends in large part upon Allscripts’ employees’ experience and expertise. Allscripts must attract and retain highly qualified personnel with a deep understanding of the healthcare and health information technology industries. Allscripts competes with a number of companies for experienced personnel and many of these companies, including clients and competitors, have greater resources than Allscripts has and may be able to offer more attractive terms of employment. In addition, Allscripts invests significant time and expense in training its employees, which increases their value to clients and competitors who may seek to recruit them and increases the costs of replacing them. If Allscripts fails to retain its employees, the quality of Allscripts’ services could diminish and this could have a material adverse effect on Allscripts’ business, financial condition and results of operations.

If Allscripts loses the services of its key personnel, it may be unable to replace them, and Allscripts’ business, financial condition and results of operations could be adversely affected.

Allscripts’ success largely depends on the continued skills, experience, efforts and policies of Allscripts’ management and other key personnel and Allscripts’ ability to continue to attract, motivate and retain highly qualified employees. In particular, the services of Glen Tullman, Allscripts’ Chief Executive Officer, are integral to the execution of Allscripts’ business strategy. If one or more of Allscripts’ key employees leaves Allscripts’ employment, Allscripts will have to find a replacement with the combination of skills and attributes necessary to execute Allscripts’ strategy. Because competition for skilled employees is intense, and the process of finding qualified individuals can be lengthy and expensive, Allscripts believes that the loss of the services of key personnel could adversely affect Allscripts’ business, financial condition and results of operations. Allscripts cannot assure you that it will continue to retain such personnel. Allscripts does not maintain keyman insurance for any of its key employees.

If Allscripts is unable to successfully introduce new products or services or fail to keep pace with advances in technology, its business, financial condition and results of operations will be adversely affected.

The successful implementation of Allscripts’ business model depends on Allscripts’ ability to adapt to evolving technologies and industry standards and introduce new products and services. Allscripts cannot assure you that it will be able to introduce new products on schedule, or at all, or that such products will achieve market acceptance. Moreover, competitors may develop competitive products that could adversely affect Allscripts’ results of operations. A failure by Allscripts to introduce planned products or other new products or to introduce these products on schedule could have an adverse effect on Allscripts’ business, financial condition and results of operations.

If Allscripts cannot adapt to changing technologies, its products and services may become obsolete, and its business could suffer. Because the health information technology market is characterized by rapid technological change, Allscripts may be unable to anticipate changes in its current and potential customers’ requirements that could make Allscripts’ existing technology obsolete. Allscripts’ success will depend, in part, on its ability to continue to enhance its existing products and services, develop new technology that addresses the increasingly sophisticated and varied needs of Allscripts’ prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of Allscripts’ proprietary technology entails significant technical and business risks. Allscripts may not be successful in using new technologies effectively or adapting Allscripts’ proprietary technology to evolving customer requirements or emerging industry standards, and, as a result, Allscripts’ business could suffer.

Allscripts’ business depends in part on and will continue to depend in part on Allscripts’ ability to establish and maintain additional strategic relationships.

To be successful, Allscripts must continue to maintain its existing strategic relationships and establish additional strategic relationships with leaders in a number of healthcare and health information technology industry segments. This is critical to Allscripts’ success because Allscripts believes that these relationships contribute towards Allscripts’ ability to:

•	extend the reach of Allscripts’ products and services to a larger number of physicians and hospitals and to other participants in the healthcare industry;

•	develop and deploy new products and services;

•	further enhance the Allscripts brand; and

•	generate additional revenue and cash flows.

Entering into strategic relationships is complicated because strategic partners may decide to compete with Allscripts in some or all of Allscripts’ markets. In addition, Allscripts may not be able to maintain or establish relationships with key participants in the healthcare industry if Allscripts conducts business with their competitors. Allscripts depends, in part, on its strategic partners’ ability to generate increased acceptance and use of Allscripts’ products and services. If Allscripts loses any of these strategic relationships or fails to establish additional relationships, or if Allscripts’ strategic relationships fail to benefit Allscripts as expected, Allscripts may not be able to execute its business plan, and its business, financial condition and results of operations may suffer.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions may result in potentially dilutive issuances of equity securities. In addition, future acquisitions may result in the incurrence of debt, the assumption of known and unknown liabilities, the write off of software development costs and the amortization of expenses related to intangible assets, all of which could have an adverse effect on Allscripts’ business, financial condition and results of operations. Allscripts has taken, and, if an impairment occurs, could take, charges against earnings in connection with acquisitions.

If Allscripts’ products fail to perform properly due to errors or similar problems, Allscripts’ business could suffer.

Complex software such as Allscripts’ often contains defects or errors, some of which may remain undetected for a period of time. It is possible that such errors may be found after introduction of new software or enhancements to existing software. Allscripts continually introduces new solutions and enhancements to its solutions, and, despite testing by Allscripts, it is possible that errors might occur in Allscripts’ software. If Allscripts detects any errors before Allscripts introduces a solution, Allscripts might have to delay deployment for an extended period of time while it addresses the problem. If Allscripts does not discover software errors that affect its new or current solutions or enhancements until after they are deployed, Allscripts would need to provide enhancements to correct such errors. Errors in Allscripts’ software could result in:

•	harm to Allscripts’ reputation;

•	lost sales;

•	delays in commercial release;

•	product liability claims;

•	delays in or loss of market acceptance of Allscripts’ solutions;

•	license terminations or renegotiations; and

•	unexpected expenses and diversion of resources to remedy errors.

Furthermore, Allscripts’ customers might use Allscripts’ software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when Allscripts’ software does not cause these problems, the existence of these errors might cause Allscripts to incur significant costs, divert the attention of its technical personnel from its solution development efforts, impact its reputation and cause significant customer relations problems.

Allscripts’ business depends on its intellectual property rights, and if Allscripts is unable to protect them, Allscripts’ competitive position may suffer.

Allscripts’ business plan is predicated on its proprietary systems and technology products. Accordingly, protecting Allscripts’ intellectual property rights is critical to its continued success and its ability to maintain its competitive position. Allscripts protects its proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality agreements and technical measures. Allscripts generally does not have any patents on its technology. Allscripts generally enters into non-disclosure agreements with its employees and consultants and limits access to its trade secrets and technology. Allscripts cannot assure you that the steps it has taken will prevent misappropriation of its technology. Misappropriation of Allscripts’ intellectual property would have an adverse effect on Allscripts’ competitive position. In addition, Allscripts may have to engage in litigation in the future to enforce or protect its intellectual property rights or to defend against claims of invalidity, and Allscripts may incur substantial costs and the diversion of management’s time and attention as a result.

If Allscripts is deemed to infringe on the proprietary rights of third parties, it could incur unanticipated expense and be prevented from providing its products and services.

Allscripts is and may continue to be subject to intellectual property infringement claims as Allscripts’ applications’ functionality overlaps with competitive products. Allscripts does not believe that it has infringed or is infringing on any proprietary rights of third parties. However, claims are occasionally asserted against Allscripts, and Allscripts cannot assure you that infringement claims will not be asserted against it in the future. Also, Allscripts cannot assure you that any such claims will be unsuccessful. Allscripts could incur substantial costs and diversion of management resources defending any infringement claims. Furthermore, a party making a claim against Allscripts could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block Allscripts’ ability to provide products or services. In addition, Allscripts cannot assure you that licenses for any intellectual property of third parties that might be required for Allscripts’ products or services will be available on commercially reasonable terms, or at all.

If Allscripts’ content and service providers fail to perform adequately, or to comply with laws, regulations or contractual covenants, Allscripts’ reputation and its business, financial condition and results of operations could be adversely affected.

Allscripts depends on independent content and service providers for communications and information services and for many of the benefits it provides through its software applications and services, including the maintenance of managed care pharmacy guidelines, drug interaction reviews, the routing of transaction data to third-party payers and the hosting of Allscripts’ applications. Allscripts’ ability to rely on these services could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect Allscripts’ relationships with its customers and damage Allscripts’ reputation. This would adversely affect Allscripts’ business, financial condition and results of operations. In addition, Allscripts may have no means of replacing content or services on a timely basis or at all if they are inadequate or in the event of a service interruption or failure.

Allscripts may be liable for use of content it provides.

Allscripts provides content for use by healthcare providers in treating patients. Third-party contractors provide Allscripts with most of this content. If this content is incorrect or incomplete, adverse consequences, including death, may occur and give rise to product liability and other claims against Allscripts. In addition, certain of Allscripts’ solutions provide applications that relate to patient clinical information, and a court or government agency may take the position that Allscripts’ delivery of health information directly, including through licensed practitioners, or delivery of information by a third party site that a consumer accesses through Allscripts’ websites, exposes Allscripts to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While Allscripts maintains product liability insurance coverage in an amount that Allscripts believes is sufficient for its business, it cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against Allscripts that is uninsured or under-insured could harm its business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

If Allscripts’ security is breached, Allscripts could be subject to liability and customers could be deterred from using Allscripts’ services.

Allscripts’ business relies on electronic transmission of confidential patient and other information. Allscripts believes that any well-publicized compromise of its network security or a misappropriation of patient information or other data would adversely affect its reputation and would require Allscripts to devote significant financial and other resources to alleviate such problems. In addition, existing or potential customers of Allscripts could be deterred from using Allscripts’ products and services, and Allscripts could be subject to possible liability and regulatory action. Allscripts could face financial loss, litigation and other liabilities to the extent that its activities or the activities of third-party contractors involve the storage and transmission of confidential information like patient records or credit information.

If Allscripts is unable to obtain additional financing for its future needs, its ability to respond to competitive pressures may be impaired and its business, financial condition and results of operations could be adversely affected.

Allscripts cannot be certain that additional financing will be available to it on favorable terms, or at all. If adequate financing is not available or is not available on acceptable terms, Allscripts’ ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

Allscripts also relies on independent content providers for the majority of the clinical, educational and other healthcare information that Allscripts provides. In addition, Allscripts depends on its content providers to deliver high quality content from reliable sources and to continually upgrade their content in response to demand and evolving healthcare industry trends. If these parties fail to develop and maintain high quality, attractive content, the value of Allscripts’ brand and its business, financial condition and results of operations could be impaired.

If Allscripts is forced to reduce its prices, its business, financial condition and results of operations could suffer.

Allscripts may be subject to pricing pressures with respect to its future sales arising from various sources, including practices of managed care organizations, and government action affecting reimbursement under Medicare, Medicaid and other government health programs. Allscripts’ customers and the other entities with which Allscripts has a business relationship are affected by changes in statutes, regulations and limitations in governmental spending for Medicare, Medicaid and other programs. Recent government actions and future legislative and administrative changes could limit government spending for the Medicare and Medicaid programs, limit payments to hospitals and other providers, increase emphasis on competition, impose price controls and create other programs that potentially could have an adverse effect on Allscripts’ customers and the other entities with which it has a business relationship. If Allscripts’ pricing experiences significant downward pressure, its business will be less profitable and its results of operations would be adversely affected. In addition, because cash from sales funds some of Allscripts’ working capital requirements, reduced profitability could require it to raise additional capital sooner than it would otherwise need.

If Allscripts incurs costs exceeding its insurance coverage in lawsuits pending against it or that are brought against it in the future, it could adversely affect Allscripts’ business, financial condition and results of operations.

Allscripts is a defendant in lawsuits arising in the ordinary course of business. In the event Allscripts is found liable in any lawsuits filed against it, and if its insurance coverage were not available or inadequate to satisfy these liabilities, it could have an adverse effect on Allscripts’ business, financial condition and results of operations.

Allscripts’ failure to license and integrate third-party technologies could harm its business.

Allscripts depends upon licenses for some of the technology used in its solutions from third-party vendors, and intends to continue licensing technologies from third parties. These technologies might not continue to be available to Allscripts on commercially reasonable terms or at all.

Most of these licenses can be renewed only by mutual consent and may be terminated if Allscripts breaches the terms of the license and fails to cure the breach within a specified period of time. Allscripts’ inability to obtain any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm Allscripts’ business, financial condition and results of operations.

Most of Allscripts’ third-party licenses are non-exclusive and its competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with Allscripts. Allscripts’ use of third-party technologies exposes it to increased risks, including, but not limited to, risks associated with the integration of new technology into Allscripts’ solutions, the diversion of its resources from development of its own proprietary technology and its inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if Allscripts’ vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, Allscripts might not be able to modify or adapt its own solutions.

If Allscripts fails to maintain and expand its business with its existing customers, or to effectively transition its customers to newer products, its business, financial condition and results of operations could be adversely affected.

Allscripts’ business model depends on the success of its efforts to sell additional products and services to its existing customers, including the sale of its electronic health record products to legacy MHS’ practice management customer base. Additionally, certain of Allscripts’ clinical solutions business unit customers initially purchase one or a limited number of Allscripts’ products and services. These customers might choose not to expand their use of or purchase additional modules. Also, as Allscripts deploys new applications and features for its existing solutions or introduces new solutions and services, its current customers could choose not to purchase these new offerings. If Allscripts fails to generate additional business from its current customers, its revenue could grow at a slower rate or even decrease.

In addition, the transition of Allscripts’ existing customers to current versions of its products presents certain risks, including the risk of data loss or corruption, or delays in completion. If such events occur, its client relationships and reputation could be damaged, which could adversely affect its business and results of operations.

Potential subsidy of services similar to Allscripts’ may reduce client demand.

Federal regulations have been changed to permit such subsidy from additional sources subject to certain limitations, and HITECH provides federal support for certain electronic medical record initiatives. To the extent that Allscripts does not qualify or participate in such subsidy programs, demand for Allscripts’ services may be reduced, which may decrease its revenues.

Allscripts relies on Misys for the provision of certain corporate services.

Pursuant to Allscripts’ Shared Services Agreement with Misys, as amended, Misys provides Allscripts with services including: (1) human resource functions such as administration, selection of benefit plans and designing employee survey and training programs, (2) management services, (3) procurement services such as travel arrangements, disaster recovery and vendor management, (4) research and development services such as software development, (5) access to information technology, telephony, facilities and other related services at Misys’ customer support center located in Manila, The Philippines; and (6) information system services such as planning, support and database administration. Prior to the closing of the 2008 Misys Transactions, Allscripts did not rely on a third party for such services. If Misys fails to provide these services as required under the Shared

Services Agreement or if the Shared Services Agreement were terminated for any reason, Allscripts might incur significant costs to obtain replacement.

HITECH is resulting in new business imperatives, and failure to provide Allscripts’ clients with health information technology systems that are “certified” under HITECH could result in breach of some client obligations and put Allscripts at a competitive disadvantage.

HITECH, which is a part of ARRA, provides financial incentives for hospitals and doctors that are “meaningful electronic health record users,” and mandates use of health information technology systems that are “certified” according to technical standards developed under the supervision of the Secretary of the Department of Health and Human Services. HITECH also imposes certain requirements upon governmental agencies to use, and requires health care providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. HITECH can adversely affect Allscripts’ business in at least three ways. First, Allscripts has invested and continues to invest in conforming its applicable clinical software to these standards and further significant investment will be required as certification standards evolve. Second, recently signed customers and new client prospects are requiring Allscripts to agree that its software will be certified according to applicable HITECH technical standards so that, assuming clients properly use the electronic health record software and satisfy the “meaningful use” and other requirements of HITECH, they will qualify for available incentive payments. Allscripts plans to meet these requirements as part of its normal software maintenance obligations, and failure to comply could result in costly contract breach and jeopardize Allscripts’ relationships with clients who are relying upon it to provide certified software. Third, if for some reason Allscripts is not able to comply with these HITECH standards in a timely fashion after their issuance, Allscripts’ offerings will be at a severe competitive disadvantage in the market to the offerings of other electronic health record vendors who have complied.

Changes in interoperability standards applicable to Allscripts’ software could require it to incur substantial additional development costs.

Allscripts’ clients are concerned with and often require that Allscripts’ software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to Allscripts’ solutions, and if Allscripts’ software solutions and/or healthcare devices are not consistent with those standards, Allscripts could be forced to incur substantial additional development costs. The Certification Commission for Health Information Technology (CCHIT) has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. These standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology. Allscripts will incur increased development costs in delivering solutions if it needs to upgrade its software and healthcare devices to be in compliance with these varying and evolving standards, and delays may result in connection therewith. If Allscripts’ software solutions and healthcare devices are not consistent with these evolving standards, its market position and sales could be impaired and it may have to invest significantly in changes to its software solutions and healthcare devices, although Allscripts does not expect such costs to be significant in relation to the overall development costs for its solutions.

Risks Related to Allscripts’ Industry

Allscripts is subject to a number of existing laws, regulations and industry initiatives, non-compliance with certain of which could materially adversely affect Allscripts’ operations or otherwise adversely affect its business, financial condition and results of operations, and Allscripts is susceptible to a changing regulatory environment.

As a participant in the healthcare industry, Allscripts’ operations and relationships, and those of Allscripts’ customers, are regulated by a number of federal, state and local governmental entities. The impact of this regulation on Allscripts is direct, to the extent it is itself subject to these laws and regulations, and is also indirect in that, in a number of situations, even though Allscripts may not be directly regulated by specific healthcare laws and regulations, its products must be capable of being used by its customers in a manner that complies with those laws and regulations. Inability of Allscripts’ customers to do so could affect the marketability of Allscripts’ products or its compliance with its customer contracts, or even expose it to direct liability on a theory that Allscripts had assisted its customers in a violation of healthcare laws or regulations. Because Allscripts’ business relationships with physicians are unique, and the healthcare technology industry as a whole is relatively young, the application of many state and federal regulations to Allscripts’ business operations and to its customers is uncertain. Indeed, there are federal and state fraud and abuse laws, including anti-kickback laws and limitations on physician referrals, and laws related to distribution and marketing, including off-label promotion of prescription drugs that may be directly or indirectly applicable to Allscripts’ operations and relationships or the business practices of its customers. It is possible that a review of Allscripts’ business practices or those of its customers by courts or regulatory authorities could result in a determination that could adversely affect Allscripts. In addition, the healthcare regulatory environment may change in a way that restricts Allscripts’ existing operations or its growth. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, which could have an adverse effect on Allscripts’ business, financial condition and results of operations. Allscripts cannot predict the effect of possible future legislation and regulation.

Specific risks include, but are not limited to, risks relating to:

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Patient Information. As part of the operation of Allscripts’ business, its customers provide to it patient-identifiable medical information related to the prescription drugs that they prescribe and other aspects of patient treatment. Government and industry legislation and rulemaking, especially the Health Insurance Portability and Accountability Act of 1996 (HIPAA), HITECH and standards and requirements published by industry groups such as the Joint Commission on Accreditation of Healthcare Organizations, require the use of standard transactions, standard identifiers, security and other standards and requirements for the transmission of certain electronic health information. National standards and procedures under HIPAA include the “Standards for Electronic Transactions and Code Sets” (the Transaction Standards); the “Security Standards” (the Security Standards); and the “Standards for Privacy of Individually Identifiable Health Information” (the Privacy Standards). The Transaction Standards require the use of specified data coding, formatting and content in all specified “Health Care Transactions” conducted electronically.

The Security Standards require the adoption of specified types of security for certain patient identifiable health information (called Protected Health Information). The Privacy Standards grant a number of rights to individuals as to their Protected Health Information and restrict the use and disclosure of Protected Health Information by Covered Entities, defined as “health plans,” “health care providers” and “health care clearinghouses.” Allscripts has reviewed its activities and believes that it is a Covered Entity to the extent that it maintains a “group health plan” for the benefit of its employees. Allscripts has taken steps it believes to be appropriate and required to bring its group health plan into compliance with HIPAA and HITECH. For Allscripts’ operating functions, it believes that it is a hybrid entity, with both covered and non-covered functions under HIPAA. The Payerpath portion of Allscripts’ business qualifies as a health care clearinghouse when it files electronic health care claims on behalf of health care providers that are subject to HIPAA and HITECH, and Allscripts has instituted policies and procedures to comply with HIPAA and HITECH in that role. With respect to Allscripts’ other business functions, it does not believe it is a Covered Entity as a health care provider or as a health care clearinghouse; however, the definition of a health care clearinghouse is broad and Allscripts cannot offer any assurance that it could not be considered a health care clearinghouse under HIPAA or that, if Allscripts is determined to be a healthcare clearinghouse, the consequences would not be adverse to its business, financial condition and results of operations.

In addition, certain provisions of the Privacy and Security Standards apply to third parties that create, access, or receive Protected Health Information in order to perform a function or activity on behalf of a

Covered Entity. Such third parties are called “Business Associates.” Covered Entities must have a written “Business Associate Agreement” with such third parties, containing specified written satisfactory assurances, consistent with the Privacy and Security Standards and HITECH and its implementing regulations, that the third party will safeguard Protected Health Information that it creates or accesses and will fulfill other material obligations. Most of Allscripts’ customers are Covered Entities, and Allscripts functions in many of its relationships as a Business Associate of those customers. Allscripts would face liability under its Business Associate Agreements, HIPAA and HITECH if it does not comply with its Business Associate obligations and applicable provisions of the Privacy and Security Standards and HITECH and its implementing regulations. The penalties for a violation of HIPAA or HITECH are significant and could have an adverse impact upon Allscripts’ business, financial condition and results of operations, if such penalties ever were imposed. Additionally, Covered Entities that are providers are required to adopt a unique standard National Provider Identifier (NPI) for use in filing and processing health care claims and other transactions. Subject to the discussion set forth above, Allscripts believes that the principal effects of HIPAA are, first, to require that Allscripts’ systems be capable of being operated by Allscripts and its customers in a manner that is compliant with the various HIPAA standards and, second, to require Allscripts to enter into and comply with Business Associate Agreements with Allscripts’ Covered Entity customers. For most Covered Entities, the deadlines for compliance with the Privacy Standards and the Transaction Standards occurred in 2003. Covered Entities, with the exception of small health plans (as that term is defined by the Privacy Standards), were required to be in compliance with the Security Standards by April 20, 2005 and to use NPIs in standard transactions no later than the compliance dates, which was May 23, 2007, for all but small health plans, and May 23, 2008, for small health plans. Allscripts has policies and procedures that it believes comply with all federal and state confidentiality requirements for the handling of Protected Health Information that Allscripts receives and with its obligations under Business Associate Agreements. In particular, Allscripts believes that its systems and products are capable of being used by or for Allscripts’ customers in compliance with the Transaction Standards and Security Standards and are capable of being used by or for Allscripts’ customers in compliance with the NPI requirements. If, however, Allscripts does not follow those procedures and policies, or they are not sufficient to prevent the unauthorized disclosure of Protected Health Information, Allscripts could be subject to civil and/or criminal liability, fines and lawsuits, termination of Allscripts’ customer contracts or its operations could be shut down. Moreover, because all HIPAA Standards and HITECH implementing regulations and guidance are subject to change or interpretation, Allscripts cannot predict the full future impact of HIPAA and HITECH on its business and operations. In the event that HIPAA or HITECH’s standards and compliance requirements change or are interpreted in a way that requires any material change to the way in which Allscripts does business, its business, financial condition and results of operations could be adversely affected.

Additionally, certain state laws are not preempted by HIPAA and HITECH and may impose independent obligations upon Allscripts’ customers or Allscripts. Additional legislation governing the acquisition, storage and transmission or other dissemination of health record information and other personal information, including social security numbers, has been proposed at the state level. There can be no assurance that changes to state or federal laws will not materially restrict the ability of providers to submit information from patient records using Allscripts’ products and services.

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Electronic Prescribing. The use of Allscripts’ software by physicians to perform a variety of functions, including electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing, is governed by state and federal law, including fraud and abuse laws. States have differing prescription format requirements, which Allscripts has programmed into its software. Many existing laws and regulations, when enacted, did not anticipate methods of e-commerce now being developed. While federal law and the laws of many states permit the electronic transmission of certain prescription orders, the laws of several states neither specifically permit nor specifically prohibit the practice. Restrictions exist, however, on the use of e-prescribing for controlled substances and certain other drugs. Given the rapid growth of electronic transactions in healthcare, and particularly the growth of the Internet, Allscripts expects the remaining states to directly address these areas with regulation in the near future. In addition, on November 7, 2005, the Department of Health and Human Services published its final “E-Prescribing and the Prescription Drug Program” regulations (E-Prescribing Regulations). These regulations are required by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) and became effective beginning on January 1, 2006. The E-Prescribing Regulations consist of detailed standards and requirements, in addition to the HIPAA Standards discussed above, for prescription and other information transmitted electronically in connection with a drug benefit covered by the MMA’s Prescription Drug Benefit. These standards cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. The standards apply to prescription drug plans participating in the MMA’s Prescription Drug Benefit. Other rules governing e-prescribing apply to other areas of Medicare and to Medicaid. The Medicare Improvements for Patients and Providers Act of 2008 (MIPPA) authorized a new and separate incentive program for individual eligible professionals who are successful electronic prescribers as defined by MIPPA. This new incentive is separate from and is in addition to the quality reporting incentive program authorized by Division B of the Tax Relief and Health Care Act of 2006—Medicare Improvements and Extension Act of 2006 and known as the Physician Quality Reporting Initiative (PQRI). Eligible professionals do not need to participate in PQRI to participate in the E-Prescribing Incentive Program. For the 2009 e-prescribing reporting year, to be a successful e-prescriber and to receive an incentive payment, an individual eligible professional must report one e- prescribing measure in at least 50% of the cases in which the measure is reportable by the eligible professional during 2009. There is no sign-up or pre- registration to participate in the E-Prescribing Incentive Program. However, there are certain limitations for participation. To the extent that these new initiatives and regulations foster the accelerated adoption of e-prescribing, Allscripts’ business could benefit. But, as noted below, there is no assurance that these government-sponsored efforts will succeed in spurring greater adoption of e-prescribing. Moreover, regulations in this area impose certain requirements which can be burdensome and they are evolving and subject to change at any moment, meaning that any potential benefits may be reversed by a newly-promulgated regulation that adversely affects Allscripts’ business model. Aspects of Allscripts’ clinical products are affected by such regulation because of the need of Allscripts’ customers to comply, as discussed above. Compliance with these regulations could be burdensome, time-consuming and expensive. Allscripts also could become subject to future legislation and regulations concerning the development and marketing of healthcare software systems. For example, regulatory authorities such as the U.S. Department of Health and Human Services’ Center for Medicare and Medicaid Services may impose functionality standards with regard to electronic prescribing and electronic health record technologies. These could increase the cost and time necessary to market new services and could affect Allscripts in other respects not presently foreseeable.

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Electronic Health Records. A number of important federal and state laws govern the use and content of electronic health record systems, including fraud and abuse laws that may affect the donation of such technology. As a company that provides electronic health record systems to a variety of providers of healthcare, Allscripts’ systems and services must be designed in a manner that facilitates its customers’ compliance with these laws. Because this is a topic of increasing state and federal regulation, Allscripts must continue to monitor legislative and regulatory developments that might affect its business practices as they relate to electronic health record systems. Allscripts cannot predict the content or effect of possible future regulation on its business practices. Also, as described above, Allscripts Enterprise EHR, Allscripts Professional EHR and Allscripts MyWay electronic health record are each certified by CCHIT as meeting CCHIT’s certification standards for functionality, interoperability and security. Allscripts’ failure to maintain CCHIT certification or otherwise meet industry standards would adversely impact its business.

•	Claims Transmission. Allscripts’ system electronically transmits claims for prescription medications dispensed by physicians to patients’ payers for immediate approval and reimbursement. Federal law provides that it is both a civil and a criminal violation for any person to submit, or cause to be submitted, a claim to any payer, including, without limitation, Medicare, Medicaid and all private health plans and managed care plans, seeking payment for any services or products that overbills or bills for items that have not been provided to the patient. Allscripts has in place policies and procedures that Allscripts believes assure that all claims that are transmitted by Allscripts’ system are accurate and complete, provided that the information given to Allscripts by its customers is also accurate and complete. If, however, Allscripts does not follow those procedures and policies, or they are not sufficient to prevent inaccurate claims from being submitted, Allscripts could be subject to liability. As discussed above, the HIPAA Transaction Standards and the HIPAA Security Standards also affect Allscripts’ claims transmission services, since those services must be structured and provided in a way that supports Allscripts’ customers’ HIPAA and HITECH compliance obligations. Furthermore, to the extent that there is some type of security breach, it could have a material adverse effect on Allscripts’ business.

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Medical Devices. Certain computer software products are regulated as medical devices under the Federal Food, Drug, and Cosmetic Act. The U.S. Food and Drug Administration (FDA) has issued a draft policy for the regulation of computer software products as medical devices. The draft policy is not binding on the industry or the FDA. To the extent that computer software is a medical device under the Federal Food, Drug and Cosmetic Act, Allscripts, as a manufacturer of such products, could be required, depending on the product, to register and list its products with the FDA; notify the FDA and demonstrate substantial equivalence to other products on the market before marketing such products; or obtain FDA approval by demonstrating safety and effectiveness before marketing a product. Depending on the intended use of a device, the FDA could require Allscripts to obtain extensive data from clinical studies to demonstrate safety or effectiveness or substantial equivalence. If the FDA requires this data, Allscripts could be required to obtain approval of an investigational device exemption before undertaking clinical trials. Clinical trials can take extended periods of time to complete. Allscripts cannot provide assurances that the FDA will approve or clear a device after the completion of such trials. In addition, these products would be subject to the Federal Food, Drug and Cosmetic Act’s general controls, including those relating to good manufacturing practices and adverse experience reporting. Allscripts expects that the FDA is likely to become increasingly active in regulating computer software intended for use in healthcare settings regardless of whether the draft policy is ever revised or finalized. The FDA can impose extensive requirements governing pre- and post-market conditions like approval, labeling and manufacturing. In addition, the FDA can impose extensive requirements governing product design controls and quality assurance processes. Failure to comply with FDA requirements can result in criminal and civil fines and penalties, product seizure, injunction, and civil monetary policies—each of which could have an adverse affect on Allscripts’ business.

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Red Flag Rules. As of November 1, 2009, medical practices that act as “creditors” to their patients were required to comply with new Federal Trade Commission (FTC) rules promulgated under the Fair and Accurate Credit Transactions Act of 2003 that are aimed at reducing the risk of identity theft. These rules require creditors to adopt policies and procedures that identify patterns, practices, or activities that indicate possible identity theft (called “red flags”); detect those red flags; and respond appropriately to those red flags to prevent or mitigate any theft. The rules also require creditors to update their policies and procedures on a regular basis. Because most practices treat their patients without receiving full payment at the time of service, Allscripts’ clients are generally considered “creditors” for purposes of these rules and are required to comply with them. Although Allscripts is not directly subject to these rules—since Allscripts does not extend credit to customers—Allscripts does handle patient data that, if improperly disclosed, could be used in identity theft. On May 28, 2010, the FTC announced that it would delay enforcement of the Red Flag Rule until January 1, 2011.

Additionally, recently enacted public laws reforming the U.S. healthcare system may have an impact on our business. The Patient Protection and Affordable Care Act (H.R. 3590; Public Law 111-148) (“PPACA”) and The Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the “Reconciliation Act”), which amends the

PPACA (collectively the “Health Reform Laws”), were signed into law in March 2010. The Health Reform Laws contain various provisions which may impact Allscripts and its customers. Some of these provisions may have a positive impact, by expanding the use of electronic health records in certain federal programs, for example, while others, such as reductions in reimbursement for certain types of providers, may have a negative impact due to fewer available resources. Increases in fraud and abuse penalties may also adversely affect participants in the health care sector, including Allscripts.

Increased government involvement in healthcare could adversely affect Allscripts’ business.

U.S. healthcare system reform at both the federal and state level, could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of Allscripts’ customers and the other entities with which Allscripts has a business relationship. Allscripts cannot predict whether or when future healthcare reform initiatives at the federal or state level or other initiatives affecting its business will be proposed, enacted or implemented or what impact those initiatives may have on its business, financial condition or results of operations. Allscripts’ customers and the other entities with which it has a business relationship could react to these initiatives and the uncertainty surrounding these proposals by curtailing or deferring investments, including those for Allscripts’ products and services. Additionally, the government has signaled increased enforcement activity targeting healthcare fraud and abuse, which could adversely impact Allscripts’ business, either directly or indirectly. To the extent that Allscripts’ customers, most of whom are providers, may be affected by this increased enforcement environment, Allscripts’ business could correspondingly be affected. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of Allscripts’ products and services to existing and potential customers and curtailing broad acceptance of Allscripts’ products and services. Further examples of government involvement could include requiring the standardization of technology relating to electronic health records, providing customers with incentives to adopt electronic health record solutions or developing a low-cost government sponsored electronic health record solution, such as VistA-Office electronic health record. Additionally, certain safe harbors to the federal Anti-Kickback Statute and corresponding exceptions to the federal Stark law may alter the competitive landscape. These safe harbors and exceptions are intended to accelerate the adoption of electronic prescription systems and electronic health records systems, and therefore provide new and attractive opportunities for Allscripts to work with hospitals and other donors who wish to provide Allscripts’ solutions to physicians. At the same time, such safe harbors and exceptions may result in increased competition from providers of acute electronic health record solutions, whose hospital customers may seek to donate their existing acute electronic health record solutions to physicians for use in ambulatory settings.

If the electronic healthcare information market fails to develop as quickly as expected, Allscripts’ business, financial condition and results of operations will be adversely affected.

The electronic healthcare information market is in the early stages of development and is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the solutions Allscripts offers. Allscripts expects that additional companies will continue to enter this market, especially in response to recent government subsidies. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, recently introduced products and services. Because the markets for Allscripts’ products and services are new and evolving, Allscripts is not able to predict the size and growth rate of the markets with any certainty. Allscripts cannot assure you that markets for its products and services will develop or that, if they do, they will be strong and continue to grow at a sufficient pace. If markets fail to develop, develop more slowly than expected or become saturated with competitors, Allscripts’ business, financial condition and results of operations will be adversely affected.

Consolidation in the healthcare industry could adversely affect Allscripts’ business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like those of Allscripts will become more intense, and the importance of establishing relationships with key industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for Allscripts’ products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for Allscripts’ products and services. If Allscripts were forced to reduce its prices, its business would become less profitable unless Allscripts were able to achieve corresponding reductions in its expenses.

Risks Related to Allscripts’ Common Stock

Misys has the voting power to block Allscripts’ future business combinations.

Under Allscripts’ amended and restated charter and by-laws, approval of actions by stockholders requires a majority of the shares of common stock present in person and entitled to vote on the matter except as otherwise required by Delaware law. Because of the size of Misys’ interest in Allscripts, Misys has the ability to control or significantly influence the outcome of all matters submitted to a stockholder vote, subject to the voting agreements contained in the Relationship Agreement. The interests of Misys may differ from those of other holders of Allscripts’ common stock in material respects. For example, Misys may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to other holders of Allscripts’ common stock, or vice versa. Additionally, Misys may determine that the disposition of some or all of its interests in Allscripts would be beneficial to Misys at a time when such disposition could be detrimental to the other holders of Allscripts’ common stock. In addition, it will likely be impracticable (as long as Misys retains a majority ownership stake) for a third party to acquire Allscripts through a merger or similar business combination without Misys’ approval.

Misys has the right to appoint a majority of Allscripts’ directors.

Until the completion of the Exchange and the Share Repurchase, Misys is entitled, under the Relationship Agreement, to nominate six of Allscripts’ ten directors, as well as the Chairman of the Board. Misys’ rights to nominate a specific number of directors set forth in the Relationship Agreement will continue so long as it owns specified percentages of Allscripts common stock as follows:

•	If, at any time, Misys owns less than 50.0% but more than or equal to 45.0% of the then outstanding shares of Allscripts common stock, Misys will have the right to nominate five directors;

•	If, at any time, Misys owns less than 45.0% but more than or equal to 35.0% of the then outstanding shares of Allscripts common stock, Misys will have the right to nominate four directors;

•	If, at any time, Misys owns less than 35.0% but more than or equal to 25.0% of the then outstanding shares of Allscripts common stock, Misys will have the right to nominate three directors;

•	If, at any time, Misys owns less than 25.0% but more than or equal to 15.0% of the then outstanding shares of Allscripts common stock, Misys will have the right to nominate two directors;

•	If, at any time, Misys owns less than 15.0% but more than or equal to 5.0% of the then outstanding shares of Allscripts common stock, Misys will have the right to nominate one director; and

•	If, at any time, Misys owns less than 5.0% of the number of then outstanding shares of Allscripts common stock, Misys will have no right to nominate any directors.

As a result, Misys nominated directors will control or significantly influence matters submitted to a vote of Allscripts directors and have the ability to remove and replace Allscripts executive officers and Misys nominated directors would retain influence even if Misys were to sell significant portions of Allscripts common stock as detailed above.

Upon completion of the Exchange and the Share Repurchase, Allscripts and Misys will enter into the Amended and Restated Relationship Agreement. Under the Amended and Restated Relationship Agreement, Misys will be entitled to nominate two directors, which will be permanently reduced to one director if Misys owns less than 15.5 million shares of Allscripts common stock, and which right will be permanently eliminated if Misys owns less than 5.0% of the then outstanding shares of Allscripts common stock or violates certain items of the standstill provision set forth in the Framework Agreement.

Future sales of Allscripts’ common stock in the public market could adversely affect the trading price of Allscripts’ common stock that it may issue and its ability to raise funds in new securities offerings.

Future sales of substantial amounts of Allscripts’ common stock in the public market (including the Secondary Offering), or the perception that such sales could occur, could adversely affect prevailing trading prices of Allscripts’ common stock and could impair its ability to raise capital through future offerings of equity or equity-related securities. As of June 7, 2010, Allscripts had approximately:

•	146,517,252 shares of common stock outstanding;

•	3,114,419 shares of common stock reserved and available for issuance pursuant to outstanding stock options (at a weighted average exercise price of $3.34 per share); and

•	3,576,341 shares of common stock reserved and available for issuance to settle outstanding restricted stock units.

In connection with Allscripts’ acquisition strategy, Allscripts may issue shares of its common stock as consideration in other acquisition transactions. Allscripts cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of Allscripts’ common stock.

Allscripts’ issuance of preferred stock could adversely affect holders of its common stock and discourage a takeover.

Allscripts’ Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without any action on the part of Allscripts’ stockholders. Allscripts’ Board of Directors also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights (except that shares of preferred stock may not have more than one vote per share), dividend rights, preferences over Allscripts’ common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that Allscripts issues preferred stock in the future that has preference over Allscripts’ common stock with respect to payment of dividends or upon Allscripts’ liquidation, dissolution or winding up, or if Allscripts issues preferred stock that is convertible into its common stock at greater than a one-to-one ratio, the voting and other rights of the holders of its common stock or the market price of its common stock could be adversely affected. In addition, the ability of Allscripts’ Board of Directors to issue shares of preferred stock without any action on the part of Allscripts’ stockholders may impede a takeover of Allscripts and prevent a transaction favorable to the holders of its common stock.

Allscripts’ goodwill, which increased as a result of the 2008 Misys Transactions, could become impaired and adversely affect Allscripts’ net worth and the market value of its common stock.

Under the purchase method of accounting, Allscripts’ assets and liabilities were recorded, as of completion of the 2008 Misys Transactions, at their respective fair values and added to those of Misys, which are carried at their book values. The purchase price for the 2008 Misys Transactions was allocated to legacy Allscripts’ tangible assets and liabilities and identifiable intangible assets, based on their fair values as of the date of completion of the merger. The excess of $336,025,000 of such price over those fair values has been recorded as goodwill. Goodwill and other acquired intangibles expected to contribute indefinitely to Allscripts’ cash flows are not amortized, but must be evaluated by management at least annually for impairment. To the extent the value of goodwill or intangibles becomes impaired, Allscripts may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on Allscripts’ operating results.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on Allscripts’ business and the trading price of its common stock.

Commencing in the fiscal year ended May 31, 2010, Allscripts must include legacy Misys in its system and process evaluation and testing of internal control over financial reporting to allow management and Allscripts’ independent registered certified public accounting firm to report on the effectiveness of Allscripts’ internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. The Securities and Exchange Commission granted Allscripts relief from including legacy Misys in such evaluation and testing for Allscripts’ fiscal year ended May 31, 2009. Prior to the completion of the 2008 Misys Transactions, Misys had not performed the system and process evaluation and testing of its internal control over financial reporting. This testing, or the subsequent testing by Allscripts’ independent registered certified public accounting firm, may reveal deficiencies in the combined entity’s internal control over financial reporting that are deemed to be material weaknesses. Moreover, if the combined entity is not able to comply with the requirements of Section 404 in a timely manner, or if it or its independent registered certified public accounting firm identifies deficiencies in the combined Allscripts-Misys’ internal control over financial reporting that are deemed to be material weaknesses, the market price of Allscripts’ stock could decline and Allscripts could be subject to sanctions or investigations by The NASDAQ Global Select Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

The market price of Allscripts’ common stock has been and may continue to be volatile.

The market price of Allscripts’ common stock is volatile and could fluctuate significantly in response to the factors described above and other factors, many of which are beyond Allscripts’ control, including:

•	actual or anticipated variations in Allscripts’ quarterly operating results;

•	announcements of technological innovations or new services or products by Allscripts’ competitors or Allscripts;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the electronic healthcare information, Internet, e-commerce and pharmaceutical markets; and

•	general market conditions and other factors.

In addition, the stock markets, especially The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies and Internet-related companies in particular. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of Allscripts’ common stock. General economic, political and market conditions such as recessions and interest rate fluctuations may also have an adverse effect on the market price of Allscripts’ common stock. Volatility in the market price for Allscripts’ common stock may result in the filing of securities class action litigation.

Allscripts’ quarterly operating results may vary.

Allscripts’ quarterly operating results have varied in the past, and Allscripts expects that its quarterly operating results will continue to vary in future periods depending on a number of factors, some of which Allscripts has no control over, including customers’ budgetary constraints and internal acceptance procedures, seasonal variances in demand for Allscripts’ products and services, the sales, service and implementation cycles for Allscripts’ software products, potential downturns in the healthcare market and in economic conditions generally, and other factors described in this “Risk Factors” section.

Allscripts bases its expense levels in part upon its expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If Allscripts has lower revenue than expected, it may not be able to reduce its spending in the short term in response. Any shortfall in revenue would have a direct impact on Allscripts’ results of operations. In addition, Allscripts’ product sales cycle for larger sales is lengthy and unpredictable, making it difficult to estimate Allscripts’ future bookings for any given period. If Allscripts does not achieve projected booking targets for a given period, securities analysts may change their recommendations on Allscripts’ common stock. For these and other reasons, Allscripts may not meet the earnings estimates of securities analysts or investors, and its stock price could suffer.

If Allscripts fails to comply with financial covenants under its credit facility, its results of operation and financial condition could be adversely affected.

Allscripts’ Second Amended and Restated Credit Agreement contains certain financial covenants, including interest coverage and total leverage ratios. If Allscripts fails to comply with these covenants, an event of default may occur, resulting in, among other things, the requirement to immediately repay all outstanding amounts owed thereunder, which could have an adverse effect on Allscripts’ results of operation, financial condition or the price of its common stock.

Allscripts is a “controlled company” within the meaning of NASDAQ rules and, as a result, is exempt from certain corporate governance and other requirements under the rules of NASDAQ

For so long as Misys or any other entity or group owns more than 50% of the total voting power of Allscripts common stock, Allscripts will be a “controlled company” within the meaning of NASDAQ rules and, as a result, qualifies for exceptions from certain corporate governance and other requirements of the rules of NASDAQ. Pursuant to these exceptions, Allscripts has elected not to comply with certain corporate governance requirements of NASDAQ, including the requirements (i) that a majority of Allscripts’ board of directors consist of independent directors, (ii) that Allscripts have a nominating/corporate governance committee that is composed entirely of independent directors and (iii) that Allscripts have a compensation committee that is composed entirely of independent directors. Accordingly, Allscripts’ stockholders do not have the same protections afforded to equityholders of entities that are subject to all of the corporate governance requirements of NASDAQ. As a result of the Coniston Transactions, Misys will cease to own more than 50% of the total voting power of Allscripts common stock, and Allscripts’ exemption from the applicable NASDAQ corporate governance and other requirements will terminate.

Sales of Allscripts’ common stock by Misys may negatively affect the market price of Allscripts’ common stock.

While the shares of Allscripts’ common stock owned by Misys are not registered and are subject to transfer restrictions, sales of a large number of such shares, or even the perception that these sales may occur, could cause a decline in the market price of Allscripts’ common stock. Allscripts entered into a registration rights agreement with Misys and two of its wholly owned subsidiaries on June 9, 2010. Under the registration rights agreement, for as long as Misys owns at least 5% of the outstanding shares of Allscripts common stock, Misys may require Allscripts to file a registration statement under the federal securities laws registering the sale of all or a portion of the shares of Allscripts common stock owned by Misys that are not otherwise freely tradable, and Misys may, for a period of three years, participate in any registration statement proposed to be effected by Allscripts, subject to certain limitations. See “Description of the Coniston Transactions—Registration Rights Agreement.”

Risks Related to Eclipsys

Risks Related to Development and Operation of Eclipsys’ Software

Eclipsys’ software may not operate properly, which could damage its reputation and impair its sales.

Software development is time consuming, expensive and complex. Unforeseen difficulties can arise. Eclipsys may encounter technical obstacles and additional problems that prevent its software from operating properly. Client environments and practice patterns are widely divergent; consequently, there is significant variability in the configuration of Eclipsys’ software from client to client, and Eclipsys is not able to identify, test for, and resolve in advance all issues that may be encountered by clients. These risks are generally higher for newer software, until Eclipsys has enough experience with the software to have addressed issues that are discovered in disparate client circumstances and environments, and for new installations, until potential issues associated with each new client’s particular environment and configurability are identified and addressed. Due to Eclipsys’ ongoing development efforts, at any point in time, it generally has significant software that could be considered relatively new and therefore more vulnerable to these risks. It is also possible that future releases of Eclipsys’ software, which would typically include additional features, may be delayed or may require additional work to address issues that may be discovered as the software is introduced into Eclipsys’ client base. If Eclipsys’ software contains errors or does not function consistent with software specifications or client expectations, Eclipsys could be subject to significant contractual damages or contract terminations and face serious harm to its reputation, and its sales could be negatively affected.

Eclipsys’ software development efforts may be inefficient or ineffective, which could adversely affect its results of operations.

Eclipsys faces intense competition in the marketplace and is confronted by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new software and enhancements by its competitors. Eclipsys’ future success will depend in part upon its ability to enhance its existing software and services, and to timely develop and introduce competing new software and services with features and pricing that meet changing client and market requirements. Eclipsys schedules and prioritizes these development efforts according to a variety of factors, including Eclipsys’ perceptions of market trends, client requirements, and resource availability. Eclipsys’ software solutions are complex and require a significant investment of time and resources to develop, test, introduce into use, and enhance. These activities can take longer than Eclipsys expects. Eclipsys may encounter unanticipated difficulties that require it to re-direct or scale-back its efforts and it may need to modify its plans in response to changes in client requirements, market demands, resource availability, regulatory requirements, or other factors. These factors place significant demands upon Eclipsys’ software development organization, require complex planning and decision making, and can result in acceleration of some initiatives and delay of others. If Eclipsys does not manage its development efforts efficiently and effectively, it may fail to produce, or timely produce, software that responds appropriately to its clients’ needs, or Eclipsys may fail to meet client expectations regarding new or enhanced features and functionality.

Market changes could decrease the demand for Eclipsys’ software or increase its development costs.

The health information technology market is characterized by rapidly changing technologies, evolving industry standards and new software introductions and enhancements that may render existing software obsolete or less competitive. Eclipsys’ position in the market could erode rapidly due to the development of regulatory or industry standards that its software may not fully meet or due to changes in the features and functions of competing software, as well as the pricing models for such software. If software development for the health information technology market becomes significantly more expensive due to changes in regulatory requirements or healthcare industry practices, or other factors, Eclipsys may find itself at a disadvantage to larger competitors with more financial resources to devote to development. If Eclipsys is unable to enhance its existing software and services, and to timely develop and introduce competing new software and services with features and pricing that meet changing client and market requirements, demand for Eclipsys’ software will suffer and it will be more difficult for Eclipsys to recover the cost of product development.

Any failure by Eclipsys to protect its intellectual property, or any misappropriation of it, could enable Eclipsys’ competitors to market software with similar features, which could reduce demand for Eclipsys’ software.

Eclipsys is dependent upon its proprietary information and technology. Eclipsys’ means of protecting its proprietary rights may not be adequate to prevent misappropriation. In addition, the laws of some foreign countries may not enable Eclipsys to protect its proprietary rights in those jurisdictions. Also, despite the steps Eclipsys has taken to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of Eclipsys’ software, reverse engineer Eclipsys’ software or otherwise obtain and use information that Eclipsys regards as proprietary. In some limited instances, clients can access source-code versions of Eclipsys’ software, subject to contractual limitations on the permitted use of the source code. Furthermore, it may be possible for Eclipsys’ competitors to copy or gain access to Eclipsys’ software. Although Eclipsys’ license agreements with clients attempt to prevent misuse of Eclipsys’ source code and other trade secrets, the possession of Eclipsys’ source code or trade secrets by third parties increases the ease and likelihood of potential misappropriation of Eclipsys’ software. Furthermore, others could independently develop technologies similar or superior to Eclipsys’ technology or design around Eclipsys’ proprietary rights.

Failure of security features of Eclipsys’ software could expose it to significant liabilities.

Clients use Eclipsys’ systems to store and transmit highly confidential patient health information. Because of the sensitivity of this information, security features of Eclipsys’ software are very important. If, notwithstanding Eclipsys’ efforts, its software security features do not function properly, or client systems using its software are compromised, Eclipsys could face claims for contract breach, fines, penalties and other liabilities for violation of applicable laws or regulations, and significant costs for remediation and re-engineering to prevent future occurrences.

Risks Related to Sales and Implementation of Eclipsys’ Software

Eclipsys’ sales process can be long and expensive and may not result in revenues, and the length of Eclipsys’ sales and implementation cycles may adversely affect Eclipsys’ operating results.

The sales cycle for Eclipsys’ hospital software ranges from 6 to 18 months or more from initial contact to contract execution. Eclipsys’ hospital implementation cycle has generally ranged from 6 to 36 months from contract execution to completion of implementation. During the sales and implementation cycles, Eclipsys expends substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software. Eclipsys’ sales efforts may not result in a sale, in which case Eclipsys will not realize any revenues to offset these expenditures. If Eclipsys does complete a sale, revenue recognition can be delayed or fall below expectations if accounting principles do not allow Eclipsys to recognize revenues in the same periods in which corresponding sales and implementation expenses were incurred, or clients decide to delay purchasing or implementing Eclipsys’ software or reduce the scope of products purchased.

Eclipsys may experience implementation delays that could harm Eclipsys’ reputation and violate contractual commitments.

Some of Eclipsys’ software, particularly its hospital enterprise software, is complex, requires a lengthy and expensive implementation process, and requires Eclipsys’ clients to make a substantial commitment of their own time and resources and to make significant organizational and process changes. If Eclipsys’ clients are unable to fulfill their implementation responsibilities in a timely fashion, Eclipsys’ projects may be delayed or become less profitable. Each client’s situation is different, and unanticipated difficulties and delays may arise as a result of failures by Eclipsys or the client to meet their respective implementation responsibilities or other factors. Because of the complexity of the implementation process, delays are sometimes difficult to attribute solely to Eclipsys or the client. Implementation delays could motivate clients to delay payments or attempt to cancel their contracts with Eclipsys or seek other remedies from Eclipsys. Any inability or perceived inability to implement Eclipsys’ software consistent with a client’s schedule could harm Eclipsys’ reputation and be a competitive disadvantage for Eclipsys as it pursues new business. Eclipsys’ ability to improve sales depends upon many factors, including successful and timely completion of implementation and successful use of Eclipsys’ software in live environments by clients who are willing to become reference sites for Eclipsys.

Implementation costs may exceed Eclipsys’ expectations, which can negatively affect Eclipsys’ operating results.

Each client’s circumstances may include unforeseen issues that make it more difficult or costly than anticipated to implement Eclipsys’ software. As a result, Eclipsys may fail to project, price or manage its implementation services correctly. If Eclipsys does not have sufficient qualified personnel to fulfill its implementation commitments in a timely fashion, or if its personnel take longer than budgeted to implement

Eclipsys’ solutions, its operating results will be negatively affected. Similarly, if Eclipsys must supplement its capabilities with third-party consultants, who are generally more expensive, Eclipsys’ costs will increase.

Risks Related to Eclipsys’ Information Technology (IT) or Technology Services

Various risks could interrupt clients’ access to their data residing in Eclipsys’ service center, exposing Eclipsys to significant costs and other liabilities.

Eclipsys provides remote hosting services that involve running Eclipsys’ software and third-party vendors’ software for clients in Eclipsys’ Technology Solutions Center. The ability to access the systems and the data that the Technology Solution Center hosts and supports on demand is critical to Eclipsys’ clients. Eclipsys’ operations are vulnerable to interruption and/or damage from a number of sources, many of which are beyond its control, including, without limitation: (i) power loss and telecommunications failures; (ii) fire, flood, hurricane and other natural disasters; (iii) software and hardware errors, failures or crashes; and (iv) computer viruses, hacking and similar disruptive problems. Eclipsys attempts to mitigate these risks through various means including redundant infrastructure, disaster recovery plans, separate test systems and change control and system security measures, but Eclipsys’ precautions may not protect against all problems. In addition, Eclipsys’ disaster recovery and business continuity plans rely upon third-party providers of related services, and if those vendors fail Eclipsys at a time that Eclipsys’ center is not operating correctly, Eclipsys could be unable to fulfill its contractual service commitments notwithstanding its attempts to mitigate the risks. If clients’ access is interrupted because of problems in the operation of Eclipsys’ Technology Solutions Center, Eclipsys could be exposed to significant claims by clients or their patients. Furthermore, interruption of access to data could result in a loss of revenue and liability under Eclipsys’ client contracts, and any significant instances of system downtime could negatively affect Eclipsys’ reputation and ability to sell its remote hosting services.

Any breach of confidentiality of client or patient data in Eclipsys’ possession could expose Eclipsys to significant expense and harm its reputation.

Eclipsys must maintain facility and systems security measures to preserve the confidentiality of data belonging to its clients and their patients that resides on computer equipment in Eclipsys’ Technology Solution Center, that it handles in its outsourcing operations, or that is otherwise in its possession. Notwithstanding the efforts Eclipsys undertakes to protect data, Eclipsys’ measures can be vulnerable to infiltration as well as unintentional lapse, and if confidential information is compromised, Eclipsys could face claims for contract breach, penalties and other liabilities for violation of applicable laws or regulations, significant costs for remediation and re-engineering to prevent future occurrences, and serious harm to Eclipsys’ reputation.

Recruiting challenges and higher than anticipated costs in outsourcing Eclipsys’ clients’ IT operations may adversely affect Eclipsys’ profitability.

Eclipsys provides outsourcing services that involve operating clients’ IT departments using Eclipsys’ employees. At the initiation of these relationships, clients often require Eclipsys to hire, at substantially the same compensation, the IT staff that had been performing the services Eclipsys takes on. In these circumstances, Eclipsys’ costs may be higher than it targets unless and until it is able to transition the workforce, methods and systems to a more scalable model. Various factors can make this transition difficult, including geographic dispersion of client facilities and variation in client needs, IT environments, and system configurations. Also, under some circumstances, Eclipsys may incur significant costs as a successor employer by inheriting obligations of that client for which Eclipsys may not be indemnified. Further, facilities management contracts require Eclipsys to provide the IT services specified by contract, and in some places or at some times it can be difficult to recruit qualified IT personnel, which cause Eclipsys to incur higher costs by raising salaries or relocating personnel.

Inability to obtain consents needed from third party software providers could impair Eclipsys’ ability to provide remote IT or technology services.

Eclipsys and its clients need consent from some third-party software providers as a condition to running the providers’ software in its service center, or to allow its employees who work in client locations under facilities management arrangements to have access to their software. Vendors’ refusal to give such consents, or insistence upon unreasonable conditions to such consents, could reduce Eclipsys’ revenue opportunities and make its IT or technology services less viable for some clients.

Risks Related to the Healthcare IT Industry and Market

Eclipsys operates in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than Eclipsys does.

Eclipsys faces intense competition in the marketplace. Eclipsys is confronted by rapidly changing technology, evolving user needs and the frequent introduction by Eclipsys’ competitors of new and enhanced software. Eclipsys’ principal competitors in its software business include Cerner Corporation, Epic Systems Corporation, GE Healthcare, Medical Information Technology, Inc., McKesson Corporation, and Siemens AG. Other software competitors include providers of practice management, general decision support and database systems, as well as segment-specific applications and healthcare technology consultants. Eclipsys’ services business competes with large consulting firms, as well as independent providers of technology implementation and other services. Eclipsys’ outsourcing business competes with large national providers of technology solutions such as Computer Sciences Corporation, Dell Perot Systems, and IBM Corporation, as well as smaller firms. Several of Eclipsys’ existing and potential competitors are better established, benefit from greater name recognition and have significantly more financial, technical and marketing resources than Eclipsys does. In addition, some competitors, particularly those with a more diversified revenue base or that are privately held, may have greater flexibility than Eclipsys does to compete aggressively on the basis of price and to provide favorable financing terms to clients. Vigorous and evolving competition could lead to a loss of Eclipsys’ market share or pressure on Eclipsys’ prices and could make it more difficult to grow its business profitably.

The principal factors that affect competition within Eclipsys’ market include software functionality, performance, flexibility and features, use of open industry standards, compliance with industry standards, speed and quality of implementation and client service and support, company reputation, price and total cost of ownership. Eclipsys anticipates continued consolidation in both the information technology and healthcare industries and large integrated technology companies may become more active in Eclipsys’ markets, both through acquisition and internal investment. There is a finite number of hospitals and other healthcare providers in Eclipsys’ target market. As costs fall, technology improves, and market factors continue to compel investment by healthcare organizations in software and services like Eclipsys’, market saturation may change the competitive landscape in favor of larger competitors with greater scale.

Clients that use Eclipsys’ legacy software are vulnerable to sales efforts of Eclipsys’ competitors.

A significant part of Eclipsys’ revenue comes from relatively high-margin legacy software that was installed by its clients many years ago. As the marketplace becomes more saturated and technology advances, there will be increased competition to retain existing clients, particularly those using older generation products, and loss of this business would adversely affect Eclipsys’ results of operations. Eclipsys attempts to convert clients using legacy software to its newer generation software, but such conversions may require significant investments of time and resources by clients.

The healthcare industry faces financial constraints that could adversely affect the demand for Eclipsys’ software and services.

Acquisition and implementation of Eclipsys’ software often involves a significant financial commitment by Eclipsys’ clients. Eclipsys’ ability to grow its business is largely dependent on its clients’ information technology budgets, which in part depend on Eclipsys’ clients’ cash generation and access to other sources of liquidity. Recent financial market disruptions have adversely affected the availability of external financing, and led to tighter lending standards and interest rate concerns. In addition, the healthcare industry faces significant financial constraints specific to the industry. Managed healthcare puts pressure on healthcare organizations to reduce costs, and regulatory changes and payor requirements have reduced reimbursements to healthcare organizations. For example, the Inpatient Prospective Payment System rules, published by the Centers for Medicare & Medicaid in the U.S., identified several “hospital-acquired conditions” for which treatment will no longer be reimbursed by Medicare. Federal, state and local governments and private payors are imposing other requirements that may have the effect of reducing payments to healthcare organizations.

These factors can reduce access to cash for Eclipsys’ clients and potential clients. In addition, many of Eclipsys’ clients’ budgets rely in part on investment earnings, which decrease when portfolio investment values decline. Economic factors are causing many clients to take a conservative approach to investments, including the purchase of systems like those Eclipsys sells, and to seek pricing and financing concessions from vendors like Eclipsys. If health information technology spending declines or increases more slowly than Eclipsys anticipates, or if Eclipsys is not able to offer competitive pricing or financing terms, demand for Eclipsys’ software could be adversely affected and Eclipsys’ revenue could fall short of its expectations. Challenging economic conditions also may impair the ability of Eclipsys’ clients to pay for its software and services for which they have contracted. As a result, reserves for doubtful accounts and write-offs of accounts receivable may increase, resulting in increased bad debt expense.

Healthcare industry consolidation could put pressure on Eclipsys’ software prices, reduce its potential client base and reduce demand for its software.

Many healthcare organizations have consolidated to create larger healthcare enterprises. If this consolidation trend continues, it could reduce Eclipsys’ potential client base and give the resulting enterprises greater bargaining power, each of which may lead to erosion of the prices for Eclipsys’ software. In addition, when healthcare organizations combine they often consolidate infrastructure including IT systems, and acquisitions of Eclipsys’ clients could erode its revenue base.

Changes in standards applicable to Eclipsys’ software could require it to incur substantial additional development costs.

Integration and interoperability of the software and systems provided by various vendors are important issues in the healthcare industry. Market forces, regulatory authorities and industry organizations are causing the emergence of standards for software features and performance that are applicable to Eclipsys’ products. Healthcare standards and ultimately the functionality demands of the electronic health record, or electronic health record, are now expanding to support community health, public health, public policy and population health initiatives. In addition, interoperability and health information exchange features that support emerging and enabling technologies are becoming increasingly important to Eclipsys’ clients and require Eclipsys to undertake large scale product enhancements and redesign.

For example, the Certification Commission for Health Information Technology, or CCHIT, maintains comprehensive and growing sets of criteria for the functionality, interoperability, and security of healthcare software in the U.S. Achieving CCHIT certification is evolving as a de facto competitive requirement, resulting in increased research and development expense to conform to these requirements. Similar dynamics are evolving in international markets. CCHIT requirements may diverge from Eclipsys’ software’s characteristics and Eclipsys’ development direction. Eclipsys may choose not to apply for CCHIT certification of certain modules of its software or to delay applying for certification. The CCHIT application process requires conformity with 100% of all criteria applicable to each module in order to achieve certification and there is no assurance that Eclipsys will receive or retain certification for any particular module notwithstanding application. Certification for a software module lasts for two years and must then be re-secured, and certification requirements evolve, so even certifications Eclipsys receives may be lost. In addition, U.S. government initiatives, such as HITECH described below, and related industry trends are resulting in comprehensive and evolving standards related to interoperability, privacy, and other features that are becoming mandatory for systems purchased by governmental healthcare providers and other providers receiving governmental payments, including Medicare and Medicaid reimbursement. Various state and foreign governments are also developing similar standards, which may be different and even more demanding.

Eclipsys’ software does not conform to all of these standards, and conforming to these standards is expected to consume a substantial and increasing portion of Eclipsys’ development resources. If Eclipsys’ software is not consistent with emerging standards, Eclipsys’ market position and sales could be impaired and Eclipsys will have to upgrade its software to remain competitive in the market. Eclipsys expects compliance with these kinds of standards to become increasingly important to clients and therefore to Eclipsys’ ability to sell its software. If Eclipsys makes the wrong decisions about compliance with these standards, or is late in conforming its software to these standards, or if despite its efforts its software fails standards compliance testing, Eclipsys’ offerings will be at a disadvantage in the market to the offerings of competitors who have complied.

HITECH is resulting in new business imperatives, and failure to provide Eclipsys’ clients with health information technology systems that are “certified” under HITECH could result in breach of some client obligations and put Eclipsys at a competitive disadvantage.

HITECH, which is a part of the American Recovery and Reinvestment Act of 2009, provides financial incentives for hospitals and doctors that are “meaningful electronic health record users,” and mandates use of health information technology systems that are “certified” according to technical standards developed under the supervision of the Secretary of Health and Human Services. HITECH also imposes certain requirements upon governmental agencies to use, and require health care providers, health plans, and insurers contracting with such agencies to use, systems that are certified according to such standards. This has at least four important implications for Eclipsys. First, Eclipsys has invested and continues to invest in conforming its applicable clinical software to these standards and further significant investment will be required as certification standards evolve. Second, recently signed customers and new client prospects are requiring Eclipsys to agree that its software will be certified according to applicable HITECH technical standards so that, assuming clients properly use the electronic health record software and satisfy the meaningful use and other requirements of HITECH, they will qualify for available incentive payments. Eclipsys plans to meet these requirements as part of its normal software maintenance obligations, and failure to comply could result in costly contract breach and jeopardize Eclipsys’ relationships with clients who are relying upon it to provide certified software. Third, if for some reason Eclipsys is not able to comply with these HITECH standards in a timely fashion after their issuance, Eclipsys’ offerings will be at a severe competitive disadvantage in the market to the offerings of other electronic health record vendors who have complied. Fourth, if for some reason Eclipsys is not able to comply with these standards in a timely fashion after their issuance, its offerings will be at a severe competitive disadvantage in the market to the offerings of vendors who have complied.

If Eclipsys fails to attract, motivate and retain highly qualified technical, marketing, sales and management personnel, Eclipsys’ ability to execute its business strategy could be impaired.

Eclipsys’ success depends, in significant part, upon the continued services of its key technical, marketing, sales and management personnel, and on Eclipsys’ ability to continue to attract, motivate and retain highly qualified employees. Competition for employees with experience in Eclipsys’ industry can be intense and Eclipsys maintains at-will employment terms with its employees. In addition, the process of recruiting personnel with the combination of skills and attributes required to execute Eclipsys’ business strategy can be difficult, time-consuming and expensive. Eclipsys believes that its ability to implement its strategic goals depends to a considerable degree on its senior management team. The loss of any member of that team could hurt Eclipsys’ business.

Risks Related to Eclipsys’ International Business Strategy

Eclipsys’ growing operations in India expose it to risks that could have an adverse effect on its results of operations.

Eclipsys has a significant workforce employed in India engaged in a broad range of development, support and corporate infrastructure activities that are integral to Eclipsys’ business and critical to its profitability. Further, while there are certain cost advantages to operating in India, significant growth in the technology sector in India has increased competition to attract and retain skilled employees with commensurate increases in compensation costs. In the future, Eclipsys may not be able to hire and retain such personnel at compensation levels consistent with its existing compensation and salary structure. Many of the companies with which Eclipsys competes for hiring experienced employees have greater resources than Eclipsys has and may be able to offer more attractive terms of employment. In addition, Eclipsys’ operations in India require ongoing capital investments and expose it to foreign currency fluctuations, which may significantly reduce or negate any cost benefit anticipated from such expansion.

In addition, Eclipsys’ reliance on a workforce in India exposes it to disruptions in the business, political and economic environment in that region. Maintenance of a stable political environment is important to Eclipsys’ operations, and terrorist attacks and acts of violence or war may directly affect Eclipsys’ physical facilities and workforce or contribute to general instability. Eclipsys’ operations in India may also be affected by trade restrictions, such as tariffs or other trade controls, as well as other factors that may adversely affect its operations.

Eclipsys’ business strategy includes expansion into markets outside North America, which will require increased expenditures, and if Eclipsys’ international operations are not successfully implemented, such expansion may cause its operating results and reputation to suffer.

Eclipsys is working to expand operations in markets outside North America. There is no assurance that these efforts will be successful. Eclipsys has limited experience in marketing, selling, implementing and supporting its software abroad. Expansion of Eclipsys’ international sales and operations will require a significant amount of attention from Eclipsys’ management, establishment of service delivery and support capabilities to handle that business and commensurate financial resources, and will subject Eclipsys to risks and challenges that it would not face if it conducted its business only in the United States. Eclipsys may not generate sufficient revenues from international business to cover these expenses.

The risks and challenges associated with operations outside the United States may include: the need to modify Eclipsys’ software to satisfy local requirements and standards, including associated expenses and time delays; laws and business practices favoring local competitors; compliance with multiple, conflicting and changing governmental laws and regulations, including healthcare, employment, tax, privacy, health information technology, and data and intellectual property protection laws and regulations; laws regulating exports of technology products from the United States; fluctuations in foreign currency exchange rates; difficulties in setting up foreign operations, including recruiting staff and management; and longer accounts receivable payment cycles and other collection difficulties. One or more of these requirements and risks may preclude Eclipsys from operating in some markets.

Foreign operations subject Eclipsys to numerous stringent U.S. and foreign laws, including the Foreign Corrupt Practices Act, or FCPA, and comparable foreign laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. As Eclipsys expands its international operations, there is some risk of unauthorized payments or offers of payments by one of its employees, consultants, sales agents or distributors, which could constitute a violation by Eclipsys of various laws including the FCPA, even though such parties are not always subject to Eclipsys’ control. Safeguards Eclipsys implements to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against Eclipsys, including class action law suits and enforcement actions from the SEC, Department of Justice and overseas regulators.

Risks Related to Eclipsys’ Operating Results, Accounting Controls and Finances

Eclipsys’ operating results may fluctuate significantly depending upon periodic software revenues and other factors.

Eclipsys has experienced significant variations in revenues and operating results from quarter to quarter. Eclipsys’ operating results may continue to fluctuate due to a number of factors, including:

•	The performance of its software and its ability to promptly and efficiently address software performance shortcomings or warranty issues;

•	The cost, timeliness and outcomes of its software development and implementation efforts, including expansion of its presence in India;

•	The timing, size and complexity of its software sales and implementations;

•	Healthcare industry conditions and the overall demand for health information technology;

•	Variations in periodic software license revenues (as discussed more fully below);

•	The financial condition of its clients and potential clients;

•	Market acceptance of new services, software and software enhancements introduced by Eclipsys or its competitors;

•	Client decisions regarding renewal or termination of their contracts;

•	Software and price competition;

•	Investment required to support Eclipsys’ international expansion efforts;

•	Personnel changes and other organizational changes and related expenses;

•	Significant judgments and estimates made by management in the application of generally accepted accounting principles;

•	Healthcare reform measures and healthcare regulation in general;

•	Lower investment returns due to disruptions in U.S. and international financial markets;

•	Fluctuations in costs related to litigation, strategic initiatives, and acquisitions; and

•	Fluctuations in general economic and financial market conditions, including interest rates.

It is difficult to predict the timing of revenues that Eclipsys receives from software sales, because the sales cycle can vary depending upon several factors. These include the size and terms of the transaction, the changing business plans of the client, the effectiveness of the client’s management, general economic conditions and the regulatory environment. The periodic software revenues Eclipsys recognizes in any financial reporting period include traditional license fees associated with sales made in that period, as well as revenues from contract backlog that had not previously been recognized pending contract performance that occurred or was completed during the period, and certain other activities during the period associated with existing client relationships. Although these periodic software revenues represent a relatively small portion of Eclipsys’ overall revenue in any period, they generally have high margins and are therefore an important element of Eclipsys’ earnings. The type and amount of these periodic revenues can fluctuate significantly from period to period for various reasons including economic conditions, market factors, and client-specific situations. These variations make it difficult to predict the nature and amount of these periodic revenues. Eclipsys offers clients a subscription pricing model that allows them to pay software license fees over time, and Eclipsys believes economic conditions and cash conservation by clients, attempts by clients to match their software costs more closely to funds they anticipate receiving in the future under HITECH, and other factors are likely to motivate many clients in 2010 to prefer subscription pricing. While this is beneficial to Eclipsys’ backlog and long-term revenue visibility, it may adversely affect Eclipsys’ periodic software revenues in 2010, which will adversely affect earnings if Eclipsys is not able to compensate through other revenue sources or expense controls.

Because a significant percentage of Eclipsys’ expenses are relatively fixed, variation in the timing of sales and implementations could cause significant variations in operating results and resulting stock price volatility from quarter to quarter. Eclipsys believes that period-to-period comparisons of its historical results of operations are not necessarily meaningful. Investors should not rely on these comparisons as indicators of future performance.

In addition, prices for Eclipsys’ common stock may be influenced by investor perception of Eclipsys and its industry in general, research analyst recommendations, and Eclipsys’ ability to meet or exceed quarterly performance expectations of investors or analysts.

Early termination of client contracts or contract penalties could adversely affect Eclipsys’ results of operations.

Client contracts can change or terminate early for a variety of reasons. Change of control, financial issues, declining general economic conditions or other changes in client circumstances may cause Eclipsys or the client to seek to modify or terminate a contract. Further, either Eclipsys or the client may generally terminate a contract for material uncured breach by the other. If Eclipsys breaches a contract or fails to perform in accordance with contractual service levels, Eclipsys may be required to refund money previously paid to it by the client, or to pay penalties or other damages. Even if Eclipsys has not breached, it may deal with various situations from time to time for the reasons described above which may result in the amendment or termination of a contract. These steps can result in significant current period charges and/or reductions in current or future revenue.

Because in many cases Eclipsys recognizes revenues for its software monthly over the term of a client contract, downturns or upturns in sales may not be fully reflected in Eclipsys’ operating results until future periods.

Eclipsys recognizes a significant portion of its revenues from clients monthly over the terms of their agreements, which are generally for periods of 5 to 7 years and can be up to 10 years. As a result, much of the revenue that Eclipsys reports each quarter is attributable to agreements executed during prior quarters. Consequently, a decline in sales, client renewals, or market acceptance of Eclipsys’ software in one quarter may negatively affect its revenues and profitability in future quarters. In addition, Eclipsys may be unable to rapidly adjust its cost structure to compensate for reduced revenues. This monthly revenue recognition also makes it more difficult for Eclipsys to rapidly increase its revenues through additional sales in any period, as a significant portion of revenues from new clients or new sales may be recognized over the applicable agreement term.

Loss of revenue from large clients could have significant negative impact on Eclipsys’ results of operations and overall financial condition.

During the fiscal year ended December 31, 2009, approximately 42% of Eclipsys’ revenues were attributable to its 20 largest clients and one client represented 13.2% of its revenues. In addition, approximately 49% of Eclipsys’ accounts receivable as of December 31, 2009 were attributable to 20 clients. Loss of revenue from significant clients or failure to collect accounts receivable, whether as a result of client payment default, contract termination, or other factors could have a significant negative impact on Eclipsys’ results of operation and overall financial condition.

Impairment of intangible assets could increase Eclipsys’ expenses.

A significant portion of Eclipsys’ assets consists of intangible assets, including capitalized software development costs and goodwill and other intangibles acquired in connection with acquisitions. Current accounting standards require Eclipsys to evaluate goodwill on an annual basis and other intangibles if certain triggering events occur, and adjust the carrying value of these assets to net realizable value when such testing reveals impairment of the assets. Various factors, including regulatory or competitive changes, could affect the value of Eclipsys’ intangible assets. If Eclipsys is required to write-down the value of its intangible assets due to impairment, its reported expenses will increase, resulting in a corresponding decrease in its reported profit.

Failure to maintain effective internal controls could cause Eclipsys’ investors to lose confidence and adversely affect the market price of its common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that Eclipsys maintain internal control over financial reporting that meets applicable standards. Eclipsys may err in the design or operation of its controls, and all internal control systems, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, there can be no absolute assurance that all control issues have been or will be detected. If Eclipsys is unable, or is perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in its reported financial information and operating results, which could result in a negative market reaction.

Funds invested in auction rate securities may not be liquid or accessible for in excess of 12 months, and Eclipsys’ auction rate securities may experience further fair value adjustments or other-than-temporary declines in value, which would adversely affect its financial condition, cash flow and reported earnings.

Eclipsys’ long-term investment portfolio is invested in auction rate securities, or ARS. Beginning in February 2008, negative conditions in the credit and capital markets resulted in failed auctions of Eclipsys’ ARS. The ratings on some of the ARS in Eclipsys’ portfolio have been downgraded, and there may be further deterioration in creditworthiness in the future. Eclipsys reevaluates the fair value of these securities on a quarterly basis. See Note E—“Long-Term Investments” in Notes to the Consolidated Financial Statements of Eclipsys for further information. If uncertainties in the credit and capital markets continue, these markets deteriorate further or Eclipsys experiences further deterioration in creditworthiness on any investments in its portfolio, funds associated with these securities may not be liquid or available to fund current operations for in excess of 12 months. This could result in further fair value adjustments or other-than-temporary impairments in the carrying value of Eclipsys’ investments, which would negatively affect Eclipsys’ financial condition, cash flow and reported earnings.

Eclipsys’ commercial credit facility subjects it to operating restrictions and risks of default.

On August 26, 2008, Eclipsys entered into a credit agreement with certain lenders and Wachovia Bank, as Administrative Agent, providing for a senior secured revolving credit facility in the aggregate principal amount of $125 million. This credit facility is subject to certain financial ratio and other covenants that could restrict Eclipsys’ ability to conduct business as Eclipsys might otherwise deem to be in its best interests, and breach of these covenants could cause the debt to become immediately due. Depending on borrowing levels, Eclipsys’ liquid assets might not be sufficient to repay in full the debt outstanding under the credit facility. Such an acceleration also would expose Eclipsys to the risk of liquidation of collateral assets at unfavorable prices.

Inability to obtain other financing could limit Eclipsys’ ability to conduct necessary development activities and make strategic investments.

Although Eclipsys believes at this time that its available cash and cash equivalents, the cash it anticipates generating from operations, and its available line of credit under its credit facility will be adequate to meet its foreseeable needs, it could incur significant expenses or shortfalls in anticipated cash generated as a result of unanticipated events in its business or competitive, regulatory, or other changes in its market. As a result, Eclipsys may in the future need to obtain other financing. The availability of such financing may be limited by the tightening of the global credit markets. In addition, the commitment under Eclipsys’ credit facility expires on August 26, 2011. Eclipsys’ ability to renew such credit facility or to enter into a new credit facility to replace the existing facility could be impaired if market conditions experienced in 2008 and 2009 continue or worsen. In addition, if credit is available, lenders may seek more restrictive lending provisions and higher interest rates that may reduce Eclipsys’ borrowing capacity and increase its costs.

If other financing is not available on acceptable terms, or at all, Eclipsys may not be able to respond adequately to these changes or maintain its business, which could adversely affect its operating results and the market price of its common stock. Alternatively, it may be forced to obtain additional financing by selling equity, and this could be dilutive to Eclipsys’ existing stockholders.

Risks of Liability to Third Parties

Eclipsys’ software and content are used by clinicians in the course of treating patients. If Eclipsys’ software fails to provide accurate and timely information or is associated with faulty clinical decisions or treatment, clients, clinicians or their patients could assert claims against Eclipsys that could result in substantial cost to Eclipsys, harm its reputation in the industry and cause demand for its software to decline.

Eclipsys provides software and content that provides information and tools for use in clinical decision-making, provides access to patient medical histories and assists in creating patient treatment plans. If Eclipsys’ software fails to provide accurate and timely information, or if Eclipsys’ content or any other element of its software is associated with faulty clinical decisions or treatment, Eclipsys could have exposure to claims by clients, clinicians or their patients. The assertion of such claims, whether or not valid, and ensuing litigation, regardless of its outcome, could result in substantial cost to Eclipsys, divert management’s attention from operations and decrease market acceptance of Eclipsys’ software. Eclipsys attempts to limit by contract its liability for damages and to require that its clients assume responsibility for medical care and approve all system rules and protocols. Despite these precautions, the allocations of responsibility and limitations of liability set forth in Eclipsys’ contracts may not be enforceable, may not be binding upon Eclipsys’ client’s patients, or may not otherwise protect Eclipsys from liability for damages. Eclipsys maintains general liability and errors and omissions insurance coverage, but this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against Eclipsys. In addition, the insurer might disclaim coverage as to any future claim. One or more large claims could exceed Eclipsys’ available insurance coverage.

Complex software such as Eclipsys’ may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. It is challenging for Eclipsys to envision and test its software for all potential problems because it is difficult to simulate the wide variety of computing environments, medical circumstances or treatment methodologies that its clients may deploy or rely upon. Despite extensive testing by Eclipsys and clients, from time to time Eclipsys has discovered defects or errors in its software, and additional defects or errors can be expected to appear in the future.

Defects and errors that are not timely detected and remedied could expose Eclipsys to risk of liability to clients, clinicians and their patients and cause delays in software introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or client satisfaction with Eclipsys’ software.

Eclipsys’ software and software provided by third parties that Eclipsys includes in its offering could infringe third-party intellectual property rights, exposing Eclipsys to costs that could be significant.

Infringement or invalidity claims or claims for indemnification resulting from infringement claims could be asserted or prosecuted against Eclipsys based upon design or use of software Eclipsys provides to clients, including software it develops as well as software provided to it by third parties. Regardless of the validity of any claims, defending against these claims could result in significant costs and diversion of Eclipsys’ resources, and vendor indemnity might not be available. The assertion of infringement claims could result in injunctions preventing Eclipsys from distributing its software, or require it to obtain a license to the disputed intellectual property rights, which might not be available on reasonable terms or at all. Eclipsys might also be required to indemnify its clients at significant expense.

Risks Related to Eclipsys’ Strategic Relationships and Initiatives

Eclipsys’ software strategy is dependent on the continued development and support by Microsoft of its .NET Framework and other technologies.

Eclipsys’ software strategy is substantially dependent upon Microsoft’s .NET Framework and other Microsoft technologies. If Microsoft were to cease actively supporting .NET or other technologies that Eclipsys uses, fail to update and enhance them to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies or make them unavailable to Eclipsys, Eclipsys could be required to invest significant resources in re-engineering its software. This could lead to lost or delayed sales, loss of functionality, increased client costs associated with platform changes, and unanticipated development expenses.

Eclipsys depends on licenses from third parties for rights to some of the technology it uses, and if it is unable to continue these relationships and maintain its rights to this technology, its business could suffer.

Eclipsys depends upon licenses for some of the technology used in its software from a number of third-party vendors. Most of these licenses expire within one to five years, can be renewed only by mutual consent and may be terminated if Eclipsys breaches the terms of the license and fails to cure the breach within a specified period of time. Eclipsys may not be able to continue using the technology made available to it under these licenses on commercially reasonable terms or at all. As a result, Eclipsys may have to discontinue, delay or reduce software sales until it obtains equivalent technology, which could hurt its business. Most of its third-party licenses are non-exclusive. Its competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with Eclipsys. In addition, if Eclipsys’ vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to Microsoft, Eclipsys may not be able to modify or adapt its own software.

Eclipsys’ software offering often includes modules provided by third parties, and if these third parties do not meet their commitments, Eclipsys’ relationships with its clients could be impaired.

Some of the software modules Eclipsys offers to clients are provided by third parties. Eclipsys often relies upon these third parties to produce software that meets its clients’ needs and to implement and maintain that software. If these third parties are unable or unwilling to fulfill their responsibilities, Eclipsys’ relationships with affected clients could be impaired, and Eclipsys could be responsible to clients for the failures. Eclipsys might not be able to recover from these third parties for any or all of the costs it incurs as a result of their failures.

Any acquisitions Eclipsys undertakes may be disruptive to its business and could have an adverse effect on its future operations and the market price of its common stock.

An important element of Eclipsys’ business strategy has been expansion through acquisitions and while there is no assurance that Eclipsys will identify and complete any future acquisitions, any acquisitions would involve a number of risks, including the following:

•	The anticipated benefits from the acquisition may not be achieved, including as a result of loss of customers or personnel of the target.

•

The identification, acquisition and integration of acquired businesses require substantial attention from management. The diversion of management’s attention and any difficulties encountered in the transition process could hurt Eclipsys’ business.

•

The identification, acquisition and integration of acquired businesses requires significant investment, including to harmonize product and service offerings, expand management capabilities and market presence, and improve or increase development efforts and software features and functions.

•	In future acquisitions, Eclipsys could issue additional shares of its common stock, incur additional indebtedness or pay consideration in excess of book value, which could dilute future earnings.

•	Acquisitions also expose Eclipsys to the risk of assumed known and unknown liabilities.

•	New business acquisitions generate significant intangible assets that result in substantial related amortization charges and possible impairments.

Risks Related to Industry Regulation

Potential regulation by the U.S. Food and Drug Administration of Eclipsys’ software and content as medical devices could impose increased costs, delay the introduction of new software and hurt Eclipsys’ business.

The U.S. Food and Drug Administration, or FDA, may become increasingly active in regulating computer software or content intended for use in the healthcare setting. The FDA has increasingly focused on the regulation of computer software and computer-assisted products as medical devices under the Food, Drug, and Cosmetic Act, or the FDC Act. If the FDA chooses to regulate any of Eclipsys’ software, or third party software that Eclipsys resells, as medical devices, it could impose extensive requirements upon Eclipsys, including requiring it to:

•

Seek FDA clearance of pre-market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre-market approval application establishing the safety and effectiveness of the software;

•	Comply with rigorous regulations governing the pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and/or

•

Comply with the FDC Act regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified device malfunctions and adverse device events.

Other countries in which Eclipsys does business have agencies similar to the FDA that may also impose regulations affecting Eclipsys’ software. If Eclipsys fails to comply with applicable requirements, the FDA or foreign agencies could respond by imposing fines, injunctions or civil penalties, requiring recalls or software corrections, suspending production, refusing to grant pre-market clearance or approval of software, withdrawing clearances and approvals, and initiating criminal prosecution. Any FDA or foreign agency policy governing computer products or content may increase the cost and time to market of new or existing software or may prevent Eclipsys from marketing its software.

Changes in federal and state regulations relating to patient data could increase Eclipsys’ compliance costs, depress the demand for its software and impose significant software redesign costs on Eclipsys.

Clients use Eclipsys’ systems to store and transmit highly confidential patient health information and data. State and federal laws and regulations and their foreign equivalents govern the collection, security, use, transmission and other disclosures of health information. These laws and regulations may change rapidly and may be unclear, or difficult or costly to apply.

Federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related laws and regulations, impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA-compliant and non-compliant formats, and health plans and entities providing certain services to these organizations. The American Recovery and Reinvestment Act of 2009, or ARRA, includes provisions specifying additional HIPAA requirements for such organizations, including more detailed penalty and enforcement provisions and provisions specifying additional data restrictions, and disclosure and reporting requirements. The HIPAA standards, as modified by ARRA, require, among other things, transaction formats and code sets for electronic health transactions; protect individual privacy by limiting the uses and disclosures of individually identifiable health information; require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form; and require notification to individuals in the event of a security breach with respect to unsecured protected health information. Most of Eclipsys’ clients are covered by these regulations and require that Eclipsys’ software and services adhere to HIPAA standards. In addition, ARRA includes provisions that apply several of HIPAA’s security and privacy requirements to Eclipsys in its role as a “business associate” to certain of the organizations mentioned above, and business associates will now also be subject to certain penalties and enforcement proceedings for violations of applicable HIPAA standards. Any failure or perception of failure of Eclipsys’ software or services to meet HIPAA standards and related regulations could expose it to certain notification, penalty and/or enforcement risks and could adversely affect demand for Eclipsys’ software and services and force it to expend significant capital, research and development and other resources to modify its software or services to address the privacy and security requirements of its clients.

States and foreign jurisdictions in which Eclipsys or its clients operate have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy standards. This may lead to different restrictions for handling individually identifiable health information. As a result, Eclipsys’ clients may demand, and Eclipsys may be required to provide information technology solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase Eclipsys’ development costs. In the future, federal, state or foreign governmental or regulatory authorities or industry bodies may impose new data security standards or additional restrictions on the collection, use, transmission and other disclosures of health information. Eclipsys cannot predict the potential impact that these future rules may have on its business. However, the demand for its software and services may decrease if it is not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing Eclipsys and Eclipsys’ clients.

Risks Related to Eclipsys’ Equity Structure

Provisions of Eclipsys’ charter documents and Delaware law may inhibit potential acquisition bids that stockholders may believe are desirable, and the market price of Eclipsys’ common stock may be lower as a result.

Eclipsys’ board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Eclipsys’ board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by Eclipsys’ stockholders. The issuance of shares of preferred stock may discourage, delay or prevent a merger or acquisition of Eclipsys. The issuance of preferred stock may result in the loss of voting control to other stockholders. Eclipsys has no current plans to issue any shares of preferred stock but in the future it could implement a stockholder rights plan or make other uses of preferred stock that could inhibit a potential acquisition of the company.

Eclipsys’ charter documents contain additional anti-takeover devices, including:

•	only one of the three classes of directors is elected each year;

•	the ability of Eclipsys’ stockholders to remove directors without cause is limited;

•	Eclipsys’ stockholders are not allowed to act by written consent;

•	Eclipsys’ stockholders are not allowed to call a special meeting of stockholders; and

•	advance notice must be given to nominate directors or submit proposals for consideration at stockholders meetings.

Eclipsys is also subject to provisions of Section 203 of the DGCL, which prohibits Eclipsys from engaging in any business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. These provisions make it more difficult for stockholders or potential acquirers to acquire Eclipsys without negotiation and may apply even if some of Eclipsys’ stockholders consider the proposed transaction beneficial to them. For example, these provisions might discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for Eclipsys’ common stock. These provisions could also limit the price that investors are willing to pay in the future for shares of Eclipsys’ common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus/information statement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Such statements may include, but are not limited to, statements about the benefits of the proposed merger and related transactions, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause Allscripts’ and Eclipsys’ actual results, performance, prospects or opportunities, as well as those of the markets they serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “anticipate,” “intend,” “contemplate,” “seek,” “plan,” “estimate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which Allscripts and Eclipsys participate and other trends, developments and uncertainties that may affect Allscripts’ and Eclipsys’ business in the future.

Such risks, uncertainties and other factors include, among other things:

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties;

•	the failure of Eclipsys’ stockholders to adopt the Merger Agreement;

•	the failure of Allscripts’ stockholders to approve the issuance of shares to Eclipsys stockholders pursuant to the Merger Agreement;

•	the failure of Misys’ shareholders to approve the Coniston Transactions;

•	the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions;

•

the possibility that the proposed transactions do not close due to the failure to close the Coniston Transactions, including by reason of the failure of the Secondary Offering to be completed or the failure to secure the debt financing contemplated by the Debt Commitment Letter;

•	the risk that Allscripts and Eclipsys will not achieve the strategic benefits of the proposed merger;

•	the possibility that the expected synergies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period;

•	the risk that the Allscripts and Eclipsys businesses will not be integrated successfully;

•	disruption from the proposed merger and related transactions making it more difficult to maintain business relationships with customers, partners and others;

•	competition within the industries in which Allscripts and Eclipsys operate;

•

failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act, which could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace;

•

unexpected requirements to achieve interoperability certification pursuant to The Certification Commission for Health Information Technology, which could result in increased development and other costs for Allscripts and Eclipsys;

•

the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ combined products will not achieve or sustain market acceptance;

•	the timing, cost and success or failure of new product and service introductions, development and product upgrade releases;

•	competitive pressures including product offerings, pricing and promotional activities;

•	Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships;

•	undetected errors or similar problems in Allscripts’ and Eclipsys’ software products;

•	the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys or Eclipsys, and others;

•

compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration;

•	the possibility of product-related liabilities;

•	Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel;

•	the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009;

•	maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights;

•	legislative, regulatory and economic developments;

•	risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and

•	breach of Allscripts’ or Eclipsys’ security by third parties.

Additional risks, uncertainties and other factors include those discussed under “Risk Factors” and in documents incorporated by reference in this joint proxy statement/prospectus/information statement. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus/information statement or, in the case of documents incorporated by reference, as of the date of those documents. Allscripts and Eclipsys disclaim any intent or obligation to update any forward-looking statements contained herein.

THE SPECIAL MEETING OF ALLSCRIPTS STOCKHOLDERS

Allscripts is furnishing this joint proxy statement/prospectus/information statement to Allscripts stockholders in connection with the solicitation of proxies by the Allscripts board of directors for use at the special meeting of Allscripts stockholders, including any adjournment or postponement of the Allscripts special meeting. This document is first being mailed to Allscripts stockholders on or about [—], 2010.

Date, Time and Place of the Allscripts Special Meeting

The special meeting of Allscripts stockholders will be held on [—], 2010, at [—] commencing at [—] local time.

Purpose of the Allscripts Special Meeting

The Allscripts special meeting is being called for the following purposes:

1.	To consider and vote upon a proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement.

2.	To consider and vote upon a proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of proposal 1.

3.	To transact such other business as may properly come before the Allscripts special meeting or any adjournments or postponements thereof.

Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors

After careful consideration, the Allscripts audit committee, which is composed of independent members of the Allscripts board of directors, has determined that the Merger Agreement and the transactions contemplated thereby are advisable, substantively and procedurally fair to, and in the best interests of, Allscripts and Allscripts’ stockholders (other than Misys and affiliates of Misys), and recommends that Allscripts stockholders vote “FOR” the proposal to approve the issuance of the Allscripts common stock pursuant to the Merger Agreement.

After carefully considering the Allscripts audit committee’s recommendation, the Allscripts board of directors has determined that the proposed merger is advisable and in the best interests of Allscripts and its stockholders, and recommends that Allscripts stockholders vote “FOR” the proposal to approve the issuance of the Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies. See “The Merger—Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors and Their Reasons for the Merger and the Coniston Transactions.”

Record Date; Shares Outstanding; Shares Entitled to Vote

Only holders of record of Allscripts common stock at the close of business on the record date, [—], 2010, are entitled to notice of, and to vote at, the Allscripts special meeting. As of the Allscripts record date, there were [—] shares of Allscripts common stock outstanding and entitled to vote at the special meeting, held by [—] holders of record. Each holder of Allscripts common stock is entitled to one vote for each share of Allscripts common stock owned as of the Allscripts record date.

A complete list of the Allscripts stockholders entitled to vote at the Allscripts special meeting will be available for review at the Allscripts special meeting and at the executive offices of Allscripts during regular business hours for a period of ten days prior to the Allscripts special meeting.

Quorum and Vote Required

At least one-third of the shares of Allscripts common stock issued and outstanding and entitled to vote as of the Allscripts record date must be present in person or represented by proxy at the Allscripts special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement or any other matter except adjournment or postponement of the Allscripts special meeting due to the absence of a quorum. Abstentions, if any, will be counted as present for purposes of determining the presence of a quorum at the Allscripts special meeting and will have the same effect as voting against the proposals. Broker non-votes will not be counted as voting power present and therefore will have no effect on whether the proposals are approved. If a quorum is not present or if there are not sufficient votes in favor of the proposal to approve the issuance of the Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, Allscripts expects that the special meeting will be adjourned to solicit additional proxies, subject to approval of the proposal to adjourn the Allscripts special meeting by the affirmative vote of the holders of a majority in voting power present in person or represented by proxy at the Allscripts special meeting. At any subsequent reconvening of the Allscripts special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Allscripts special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with NASDAQ listing requirements, the proposal to approve the issuance of the Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement must be approved by the affirmative vote of the holders of a majority in voting power present in person or represented by proxy (provided that a quorum is present in person or by proxy). The proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies, requires the affirmative vote of the holders of a majority in voting power present in person or represented by proxy at the Allscripts special meeting.

Voting by Allscripts’ Directors and Executive Officers

As of the Allscripts record date for the special meeting, the directors and executive officers of Allscripts as a group owned and were entitled to vote [—] shares of Allscripts common stock, or approximately [—]% of the outstanding shares of Allscripts on that date. In connection with the execution of the Merger Agreement, certain directors of Allscripts entered into voting agreements with Eclipsys, pursuant to which such directors agreed to vote their shares of Allscripts common stock (approximately 0.95% of the outstanding Allscripts common stock as of June 7, 2010) in favor of the proposal to issue shares of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement and the proposal to adjourn the Allscripts special meeting, if necessary. Based solely on its discussions with its board of directors and executive officers, Allscripts expects that all of Allscripts’ directors that have not entered into voting agreements with Eclipsys and all of Allscripts’ executive officers entitled to vote at the Allscripts special meeting will vote their shares of Allscripts common stock in favor of these proposals.

Voting by Misys

In connection with the execution of the Merger Agreement, Allscripts and Eclipsys entered into a voting agreement with Misys and certain of Misys’ subsidiaries, which we refer to as the Misys Voting Agreement, pursuant to which Misys and certain of its subsidiaries agreed to cause 15.5 million shares of Allscripts common stock owned or held by such Misys subsidiaries in the aggregate (approximately 10.58% of the outstanding Allscripts common stock as of June 7, 2010) to be present at the Allscripts special meeting and voted in favor of the proposal to issue shares of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement and other matters to be approved by the stockholders of Allscripts to facilitate that issuance. Further, Misys and certain of its subsidiaries agreed to cause their other remaining shares of Allscripts common stock not to appear or be present or otherwise counted as present for the purpose of establishing a quorum at the Allscripts special meeting, except to the extent that at least 35% of the outstanding shares of Allscripts common stock would not be present at the Allscripts special meeting, Misys and certain of its subsidiaries agreed under the

Misys Voting Agreement to cause an additional number of Allscripts common stock owned or held by such Misys subsidiaries to be present at the Allscripts special meeting in order to cause 35% of the outstanding shares of Allscripts common stock to be present at such meeting. The Misys Voting Agreement provides that such additional shares of Allscripts common stock are to be voted for and against, abstained from voting or not voted, with respect to the proposal to issue shares of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement, and other matters to be approved by the stockholders of Allscripts to facilitate that share issuance, in the same proportion as the shares of Allscripts common stock not held by Misys and its affiliates are voted for and against, abstained from voting or not voted, respectively. Additionally, Misys has made covenants in the Misys Voting Agreement to not (i) solicit or knowingly encourage inquiries or proposals relating to any transaction that is an alternative to the merger or the Coniston Transactions, (ii) enter into any agreement, discussions or negotiations with respect to any transaction that is an alternative to the merger or the Coniston Transactions, (iii) approve or recommend any transaction that is an alternative to the merger or the Coniston Transactions or (iv) provide any non-public information in connection with any transaction that is an alternative to the merger or the Coniston Transactions, subject to certain exceptions. The Misys Voting Agreement is attached as Annex C to this joint proxy statement/prospectus/information statement, and we encourage you to read it carefully and in its entirety.

How to Vote

Allscripts stockholders can vote in person by completing a ballot at the Allscripts special meeting, or Allscripts stockholders can transmit their voting instructions before the Allscripts special meeting by proxy. Even if Allscripts stockholders plan to attend the special meeting, Allscripts encourages its stockholders to transmit their voting instructions as soon as possible by proxy. Allscripts stockholders can transmit their voting instructions by proxy using the Internet, by telephone, or by mail, as discussed below.

Submit a Proxy by Internet: Allscripts stockholders can submit their proxy using the Internet. With the enclosed proxy card in hand, go to the web site indicated on the proxy card and follow the instructions. Internet voting is available twenty-four hours a day, seven days a week until 11:59 p.m. Eastern time on [•], 2010. Allscripts stockholders will be given the opportunity to confirm that their instructions have been properly recorded. If Allscripts stockholders transmit their voting instructions on the Internet, they do NOT need to return the proxy card.

Submit a Proxy by Telephone: Allscripts stockholders can submit their proxy by telephone if they have a touch-tone telephone. With the enclosed proxy card in hand, call the toll-free number shown on the proxy card and follow the instructions. Telephone voting is available twenty-four hours a day, seven days a week until 11:59 p.m. Eastern time on [—], 2010. Easy-to-follow voice prompts allow Allscripts stockholders to have their shares voted and confirm that their instructions have been properly recorded. If Allscripts stockholders transmit their voting instructions by telephone, they do NOT need to return their proxy card.

Submit a Proxy by Mail: If Allscripts stockholders prefer to submit their proxy by mail, mark the proxy card, date and sign it, and return it in the postage-paid envelope provided. If Allscripts stockholders sign the proxy card but do not specify how they want their shares to be voted, their shares will be voted in accordance with the directors’ recommendation on the proposals. All properly executed proxy cards received before the polls are closed at the Allscripts annual meeting, and not revoked or superseded, will be voted at the Allscripts annual meeting in accordance with the instructions indicated by those proxy cards.

Registered Owners: If an Allscripts stockholder’s shares of common stock are registered directly in his or her name with Allscripts’ transfer agent, BNY Mellon, the Allscripts stockholder is considered a “registered stockholder” with respect to those shares. If this is the case, the proxy materials have been sent or provided directly to the Allscripts stockholder by Allscripts.

Beneficial Owners: If Allscripts stockholders hold shares of Allscripts common stock in “street name” through a broker, bank or other nominee, the proxy materials have been forwarded to the Allscripts stockholders by their brokerage firm, bank or other nominee, or their agent which is considered the stockholder of record with respect to these shares. As the beneficial holder, Allscripts stockholders have the right to direct their broker, bank or other nominee as to how to vote their shares by using the voting instruction form or proxy card included in the proxy materials, or by transmitting their voting instructions via the Internet or by telephone, but the scope of their rights depends upon the voting processes of the broker, bank or other nominee. Please follow the voting instructions provided by the brokerage firm, bank or other nominee, or their agent carefully.

If Allscripts stockholders sign their proxy card without indicating their vote, their shares will be voted “FOR” the proposal to approve the issuance of Allscripts common stock pursuant to the Merger Agreement and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary, to solicit additional proxies, and in accordance with the recommendations of the Allscripts board of directors on any other matters properly brought before the special meeting for a vote or any adjourned or postponed session of the special meeting.

Revocation of Proxies

An Allscripts stockholder may revoke his or her proxy at any time before it is voted at the Allscripts special meeting by taking any of the following actions:

•	delivering to the corporate secretary of Allscripts a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	delivering a valid, later-dated proxy by mail relating to the same shares and bearing a later date;

•	submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

•	attending the Allscripts special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If an Allscripts stockholder’s shares are held in “street name,” he or she may change his or her vote by submitting new voting instructions to his or her broker, bank or other nominee. Allscripts stockholders must contact their broker, bank or other nominee to find out how to do so.

Written notices of revocation and other communications with respect to the revocation of Allscripts proxies should be addressed to:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Attn.: Corporate Secretary

Abstentions and Broker Non-Votes

For purposes of the proposal to approve the issuance of the Allscripts common stock pursuant to the Merger Agreement and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, broker non-votes will not be counted as voting power present and therefore will have no effect on whether the proposals are approved and abstentions will have the same effect as voting against the proposals. Brokers, banks and other nominees will not have discretionary authority to vote shares in the absence of specific voting instructions from the beneficial owners of those shares.

Proxy Solicitation

Allscripts is soliciting proxies for the Allscripts special meeting from Allscripts stockholders. Allscripts will bear the entire cost of soliciting proxies from Allscripts stockholders, except that Allscripts and Eclipsys have each agreed to share equally all expenses incurred in connection with the printing of this joint proxy statement/prospectus/information statement and related proxy materials. In addition to the solicitation of proxies by mail,

Allscripts will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of Allscripts common stock held by them and secure their voting instructions, if necessary. Allscripts will reimburse those record holders for their reasonable expenses. Allscripts has also made arrangements with [—] to assist it in soliciting proxies, and has agreed to pay a fee not to exceed $[—] plus expenses for those services. Allscripts also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Allscripts stockholders, either personally or by telephone or electronic mail.

Other Matters

Allscripts does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus/information statement will be brought before the Allscripts special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.

Stockholders Sharing an Address

Allscripts stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Allscripts to request a separate copy of these materials in writing or by telephone at the following address:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Attn.: Corporate Secretary

(312) 506-1201

THE ACTIONS BY WRITTEN CONSENT OF MISYS

This joint proxy statement/prospectus/information statement is first being mailed to Allscripts stockholders on or about [—], 2010.

Purpose of the Written Consent and Reasons for Amendments to the Certificate of Incorporation of Allscripts

Pursuant to the terms of the Framework Agreement and in order to complete the transactions contemplated by the Framework Agreement and the Merger Agreement, Misys has agreed to approve, by written consent, an amendment to Allscripts’ Second Amended and Restated Certificate of Incorporation, which we refer to as the Allscripts Charter, that would increase the total number of shares of stock of all classes that Allscripts is authorized to issue from 200,000,000 to 350,000,000 and make certain additional incidental or clarifying amendments, which we refer to as the Initial Amendment, and approve the issuance of the Exchange Shares to certain subsidiaries of Misys pursuant to the Framework Agreement in exchange for 100% of the issued and outstanding shares of an indirect subsidiary of Misys. The form of the Third Amended and Restated Certificate of Incorporation of Allscripts, which reflects the Initial Amendment, is attached as Annex I to this joint proxy statement/prospectus/information statement, and we encourage you to read it carefully and in its entirety.

In addition, pursuant to the Framework Agreement, Misys has agreed to approve, by written consent, certain additional amendments to the Allscripts Charter that will be effective only upon the closing of the Coniston Transactions, which would:

•	change the name of Allscripts from “Allscripts-Misys Healthcare Solutions, Inc.” to “Allscripts Healthcare Solutions, Inc.”,

•	eliminate the ability of Allscripts stockholders to act by written consent,

•	elect that Allscripts be governed by Section 203 of the DGCL,

•	establish certain committee structures to implement certain agreements in the Amended and Restated Relationship Agreement related to the Allscripts board of directors,

•	upon the closing of the merger, establish certain committee structures (described below) to implement certain agreements in the Merger Agreement related to the directors of Allscripts, and

•	implement certain other additional incidental or clarifying amendments.

We refer to the amendment implementing these changes as the Additional Amendment. The form of the Fourth Amended and Restated Certificate of Incorporation of Allscripts, which reflects the Additional Amendment, is attached as Annex J to this joint proxy statement/prospectus/information statement, and we encourage you to read it carefully and in its entirety.

The committee structure set forth in the Additional Amendment will include:

•

upon the closing of the Coniston Transactions, a Misys Nominating Committee that has the sole authority to nominate up to two directors in accordance with the Amended and Restated Relationship Agreement until the Misys Nominating Committee no longer has the ability to nominate directors in accordance with the Amended and Restated Relationship Agreement,

•

upon the closing of the merger, an Eclipsys Nominating Committee that has the sole authority to nominate up to three directors in accordance with the Merger Agreement until the 2011 annual meeting of the Allscripts stockholders, and

•

upon the closing of the merger, an Allscripts Nominating Committee that has the sole authority to nominate up to four directors in accordance with the Merger Agreement until the 2011 annual meeting of the Allscripts stockholders.

In addition, the Additional Amendment provides that the number of directors of Allscripts shall be fixed from time to time exclusively by the affirmative vote of a majority of the members of the Allscripts board of directors, except that for the three-year period commencing on the completion of the merger, the number of directors of Allscripts shall be fixed during such three-year period solely by the affirmative vote of no less than a two-thirds majority of the entire Allscripts board of directors unless during such three-year period, the number of directors that Misys has the authority to nominate in accordance with the Amended and Restated Relationship Agreement is permanently reduced to one or zero, then the number of directors of Allscripts shall be fixed at nine during such three-year period unless a different number is approved by a two-thirds majority of the entire Allscripts board of directors.

Notice of Actions Taken

On [—], 2010, Allscripts received completed and executed actions by written consent from stockholders holding [—] shares of Allscripts common stock.

Record Date

The Allscripts board of directors has fixed the close of business on [—], 2010 as the record date for the determination of stockholders entitled to receive notice of the actions taken by written consent. As of such date, there were issued and outstanding [—] shares of Allscripts common stock.

Approval of the Allscripts Board Of Directors

The Allscripts board of directors has determined that each of the actions to be taken by written consent is advisable and in the best interests of the Allscripts stockholders.

Action by Written Consent; No Vote Required

No consent is required from you and such consent is not being solicited in connection with the actions to be taken by written consent. Pursuant to Section 228(a) of the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and properly delivered to the corporation. On [—], 2010, Misys, Allscripts’ majority stockholder, acted by written consent and authorized each of the actions to be taken by written consent. Accordingly, the action by written consent of Allscripts’ majority stockholder is sufficient, without the concurring consent of any of our other stockholders, to approve and adopt each of the actions to be taken by written consent.

Notice of Action by Written Consent

Pursuant to Section 228(e) of the DGCL, Allscripts is required to provide prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who have not consented in writing to such action. This information statement serves as the notice required by Section 228(e) of the DGCL.

Dissenter’s Rights of Appraisal

The DGCL does not provide for dissenters’ rights of appraisal in connection with any of the actions to be taken by written consent.

THE SPECIAL MEETING OF ECLIPSYS STOCKHOLDERS

Eclipsys is furnishing this joint proxy statement/prospectus/information statement to Eclipsys stockholders in connection with the solicitation of proxies by the Eclipsys board of directors for use at the special meeting of Eclipsys stockholders, including any adjournment or postponement of the special meeting. This document is first being mailed to Eclipsys stockholders on or about [—], 2010.

Date, Time and Place of the Eclipsys Special Meeting

The special meeting of Eclipsys stockholders will be held on [—], 2010, at [—] commencing at [—] local time.

Purpose of the Eclipsys Special Meeting

The purpose of the Eclipsys special meeting is to consider and vote on the following proposals:

1.	To adopt the Merger Agreement, pursuant to which Arsenal Merger Corp. will merge with and into Eclipsys, with Eclipsys surviving the merger and continuing as a wholly owned subsidiary of Allscripts.

2.	To approve a proposal to adjourn the Eclipsys special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Eclipsys special meeting in favor of the proposal to adopt the Merger Agreement.

3.	To transact such other business as may properly come before the Eclipsys special meeting or any adjournments or postponements thereof.

Recommendation of the Eclipsys Board of Directors

After careful consideration, the Eclipsys board of directors has determined that the proposed merger is advisable and in the best interests of Eclipsys and its stockholders, and recommends that Eclipsys stockholders vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the proposal to adjourn the Eclipsys special meeting, if necessary. See “The Merger—Recommendation of the Eclipsys Board of Directors and Its Reasons for the Merger.”

Record Date; Shares Outstanding; Shares Entitled to Vote

Only holders of record of Eclipsys common stock at the close of business on the record date, [—], 2010, are entitled to notice of, and to vote at, the Eclipsys special meeting. As of the Eclipsys record date, there were [—] shares of Eclipsys common stock outstanding and entitled to vote at the special meeting, held by [—] holders of record. Each holder of Eclipsys common stock is entitled to one vote for each share of Eclipsys common stock owned as of the Eclipsys record date.

A complete list of the Eclipsys stockholders entitled to vote at the special meeting will be available for review at the Eclipsys special meeting and at the executive offices of Eclipsys during regular business hours for a period of ten days prior to the Eclipsys special meeting.

Quorum and Vote Required

A majority of the shares of Eclipsys common stock issued and outstanding and entitled to vote as of the Eclipsys record date must be present in person or represented by proxy at the Eclipsys special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the proposal to adopt the Merger Agreement or any other matter except adjournment or postponement of the Eclipsys special meeting due to the absence of a quorum. Abstentions, if any, will be counted as present for purposes of determining the presence of a quorum at the Eclipsys special meeting. Broker non-votes will not be counted as for purposes of determining the presence of a quorum at the Eclipsys special meeting. If a quorum is not present or if there are not sufficient votes in favor of the proposal to adopt the Merger Agreement, Eclipsys expects that the special meeting will be adjourned to solicit additional proxies, subject to approval of the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies by the affirmative vote of Eclipsys stockholders representing a majority of the outstanding shares of Eclipsys common stock present and entitled to vote at the Eclipsys special meeting, represented in person or by proxy. At any subsequent reconvening of the Eclipsys special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Eclipsys special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with the DGCL, approval of the proposal to adopt the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Eclipsys common stock entitled to vote on this proposal at the Eclipsys special meeting, present in person or by proxy.

In accordance with the DGCL and Eclipsys’ by-laws, approval of the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies requires the affirmative vote of Eclipsys stockholders representing a majority of the outstanding shares of Eclipsys common stock present and entitled to vote at the Eclipsys special meeting, represented in person or by proxy.

Voting by Eclipsys’ Directors and Executive Officers

As of the Eclipsys record date for the special meeting, the directors and executive officers of Eclipsys as a group owned and were entitled to vote [—] shares of Eclipsys common stock, or approximately [—]% of the outstanding shares of Eclipsys common stock on that date. In connection with the execution of the Merger Agreement, certain directors of Eclipsys entered into voting agreements with Allscripts, pursuant to which such directors agreed to vote their shares of Eclipsys common stock (approximately 0.43% of the outstanding Eclipsys common stock as of June 4, 2010) in favor of the adoption of the Merger Agreement and the proposal to adjourn the Eclipsys special meeting, if necessary. Based solely on its discussions with its board of directors and executive officers, Eclipsys expects that all of Eclipsys’ directors that have not entered into voting agreements with Allscripts and all of Eclipsys’ executive officers entitled to vote at the Eclipsys special meeting will vote their shares of Eclipsys common stock in favor of these proposals.

How to Vote

Eclipsys stockholders can vote in person by completing a ballot at the Eclipsys special meeting, or Eclipsys stockholders can transmit their voting instructions before the Eclipsys special meeting by proxy. Even if Eclipsys stockholders plan to attend the special meeting, Eclipsys encourages its stockholders to transmit their voting instructions as soon as possible by proxy. Eclipsys stockholders can transmit their voting instructions by proxy using the Internet, by telephone, or by mail, as discussed below.

Submit a Proxy by Internet: Eclipsys stockholders can submit their proxy using the Internet. With the enclosed proxy card in hand, go to the web site indicated on the proxy card and follow the instructions. Internet voting is available twenty-four hours a day, seven days a week until 11:59 p.m. Eastern time on [—], 2010. Eclipsys stockholders will be given the opportunity to confirm that their instructions have been properly recorded. If Eclipsys stockholders transmit their voting instructions on the Internet, they do NOT need to return the proxy card.

Submit a Proxy by Telephone: Eclipsys stockholders can submit their proxy by telephone if they have a touch-tone telephone. With the enclosed proxy card in hand, call the toll-free number shown on the proxy card and follow the instructions. Telephone voting is available twenty-four hours a day, seven days a week until 11:59 p.m. Eastern time on [—], 2010. Easy-to-follow voice prompts allow Eclipsys stockholders to have their shares voted and confirm that their instructions have been properly recorded. If Eclipsys stockholders transmit their voting instructions by telephone, they do NOT need to return their proxy card.

Submit a Proxy by Mail: If Eclipsys stockholders prefer to submit their proxy by mail, mark the proxy card, date and sign it, and return it in the postage-paid envelope provided. If Eclipsys stockholders sign the proxy card but do not specify how they want their shares to be voted, their shares will be voted in accordance with the directors’ recommendation on the proposals. All properly executed proxy cards received before the polls are closed at the Eclipsys annual meeting, and not revoked or superseded, will be voted at the Eclipsys annual meeting in accordance with the instructions indicated by those proxy cards.

Registered Owners: If an Eclipsys stockholder’s shares of common stock are registered directly in his or her name with Eclipsys’ transfer agent, Computershare Trust Company, N.A., the Eclipsys stockholder is considered a “registered stockholder” with respect to those shares. If this is the case, the proxy materials have been sent or provided directly to the Eclipsys stockholder by Eclipsys.

Beneficial Owners: If Eclipsys stockholders hold shares of Eclipsys common stock in “street name” through a broker, bank or other nominee, the proxy materials have been forwarded to the Eclipsys stockholders by their brokerage firm, bank or other nominee, or their agent which is considered the stockholder of record with respect to these shares. As the beneficial holder, Eclipsys stockholders have the right to direct their broker, bank or other nominee as to how to vote their shares by using the voting instruction form or proxy card included in the proxy materials, or by transmitting their voting instructions via the Internet or by telephone, but the scope of their rights depends upon the voting processes of the broker, bank or other nominee. Please follow the voting instructions provided by the brokerage firm, bank, or other nominee, or their agent carefully.

If Eclipsys stockholders sign their proxy card without indicating their vote, their shares will be voted “FOR” the approval of the merger and “FOR” the proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies, and in accordance with the recommendations of the Eclipsys board of directors on any other matters properly brought before the special meeting for a vote or any adjourned or postponed session of the special meeting.

Revocation of Proxies

An Eclipsys stockholder may revoke his or her proxy at any time before it is voted at the Eclipsys special meeting by taking any of the following actions:

•	delivering to the corporate secretary of Eclipsys a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date;

•	submitting another proxy by telephone or on the Internet (the latest telephone or Internet voting instructions are followed); or

•	attending the Eclipsys special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If an Eclipsys stockholder’s shares are held in “street name,” he or she may change his or her vote by submitting new voting instructions to his or her broker, bank or other nominee. Eclipsys stockholders must contact their broker, bank or other nominee to find out how to do so.

Written notices of revocation and other communications with respect to the revocation of Eclipsys proxies should be addressed to:

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

Attn.: Corporate Secretary

Abstentions and Broker Non-Votes

For purposes of the proposal to adopt the Merger Agreement and the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies, an abstention will have the same effect as voting against these proposals. Broker non-votes will have the same effect as voting against the proposal to adopt the Merger Agreement but will have no effect on the proposal to adjourn the Eclipsys special meeting, if necessary, to solicit additional proxies. Brokers, banks and other nominees will not have discretionary authority to vote shares in the absence of specific voting instructions from the beneficial owners of those shares.

Proxy Solicitation

Eclipsys is soliciting proxies for the Eclipsys special meeting from Eclipsys stockholders. Eclipsys will bear the entire cost of soliciting proxies from Eclipsys stockholders, except that Allscripts and Eclipsys have each agreed to share equally all expenses incurred in connection with the printing of this joint proxy statement/prospectus/information statement and related proxy materials. In addition to the solicitation of proxies by mail, Eclipsys will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of Eclipsys common stock held by them and secure their voting instructions, if necessary. Eclipsys will reimburse those record holders for their reasonable expenses. Eclipsys has also made arrangements with [—] to assist it in soliciting proxies, and has agreed to pay a fee not to exceed $[—] plus expenses for those services. Eclipsys also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Eclipsys stockholders, either personally or by telephone or electronic mail.

Other Matters

Eclipsys does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus/information statement will be brought before the Eclipsys special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.

Stockholders Sharing an Address

Eclipsys stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Eclipsys to request a separate copy of these materials in writing or by telephone at the following address:

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30346

Attn.: Corporate Secretary

(404) 847-5000

THE MERGER

Background of the Merger

Allscripts and Eclipsys and their respective boards of directors regularly consider strategic alternatives in order to enhance value for their respective stockholders. As part of these considerations, Allscripts and Eclipsys recognize the importance of innovation as a driver of competitive differentiation in the evolving health information technology industry and the ability to enhance innovative capabilities through increased scale and meaningful participation in additional health information technology market segments.

During 2008, Eclipsys began to focus more closely on its competitive position in the ambulatory segment of the health information technology industry market. At meetings of the Eclipsys board of directors on February 6 and March 5, 2008, the board discussed, among other things, that, although the acute and ambulatory segments had been largely distinct in the past, these segments were now quickly converging as a result of regulatory, market and technological changes. The board further noted that, as a result of this convergence, it believed that health care providers had begun to be increasingly focused on an integrated, single platform, health information technology offering that would cover both acute and ambulatory elements. The board also noted that it believed that this focus, as had been exhibited by demands of certain Eclipsys customers, could lead Eclipsys’ current and potential customers to perceive competitors’ acute and ambulatory solutions as being more functionally integrated and therefore more desirable. The board discussed Eclipsys’ project to develop an enhanced ambulatory solution for its customers and strategic alternatives that it believed could (i) increase the scale of Eclipsys so that it could compete more effectively on a global basis, (ii) position Eclipsys to benefit from the market trends toward a functionally integrated solution for acute and ambulatory electronic medical records segments, and (iii) better position Eclipsys to deliver longer-term sustainable value to its stockholders in a consolidating market. As part of exploring potential strategic alternatives to address these and other issues, the board authorized Eclipsys management to engage a financial advisor to advise Eclipsys and the board, and Eclipsys began working with Perella Weinberg on an informal basis.

In late February 2008, Eclipsys management decided to approach Allscripts regarding a possible business combination. At that time, Allscripts was in negotiations with Misys relating to Allscripts’ acquisition of Misys Healthcare Systems LLC, which we refer to as MHS. Eclipsys contacted Goldman, Sachs & Co., Allscripts’ financial advisor in connection with the Misys transaction, and expressed Eclipsys’ interest in exploring the possibility of a business combination transaction with Allscripts. Eclipsys entered into a confidentiality agreement with Allscripts on February 26, 2008, and formally engaged Perella Weinberg to assist Eclipsys in connection with a potential transaction with Allscripts.

On March 5, 2008, Eclipsys management, with the approval of the Eclipsys board of directors, sent to Allscripts a non-binding indication of interest expressing interest in acquiring Allscripts for an unspecified combination of cash and stock for an enterprise valuation of between $1.07 billion and $1.20 billion. From March 7 to March 13, 2008, the respective managements of Eclipsys and Allscripts discussed a possible business combination transaction, and Eclipsys conducted due diligence on Allscripts, including reviewing legal, financial and operational information made available by Allscripts and engaging in related discussions with Allscripts personnel. Based upon this review and these discussions, Eclipsys’ management, in consultation with the members of the Eclipsys board of directors, decided not to pursue a business combination transaction with Allscripts at that time, and to continue focusing on further development of Eclipsys’ own ambulatory solutions.

On March 17, 2008, Allscripts entered into a definitive agreement with Misys which provided for the acquisition by Allscripts of MHS for shares of Allscripts common stock and the concurrent sale of additional shares of Allscripts common stock to Misys. In approving the agreement with Misys, the Allscripts board of directors considered that the anticipated per share value of the Misys transaction to Allscripts stockholders represented a significant premium over the closing price of Allscripts’ common stock on the day prior to the announcement of the transaction and over Allscripts’ 30-day average share price prior to announcement.

In October 2008, Allscripts completed the transactions contemplated by its agreement with Misys, including the acquisition of MHS from Misys in exchange for shares of Allscripts common stock and the sale of additional shares of Allscripts common stock to Misys for $330 million in cash. This $330 million cash payment from Misys was distributed as a special dividend to Allscripts stockholders (other than Misys). As a result of the transactions, Misys became the owner of more than 55% of Allscripts’ outstanding common stock. Misys also acquired the right to nominate six of the ten directors on the Allscripts board of directors, including the chairman. The acquisition of MHS by Allscripts created an industry leader in both electronic health records and practice management systems categories for physician offices.

During 2008 and early 2009, the Eclipsys board of directors continued to discuss strategic matters, including the ambulatory market and Eclipsys’ competitive position in the ambulatory segment and the health information technology segment generally, and directed management to continue with development of enhancements to Eclipsys’ ambulatory solutions as part of Eclipsys’ software development program. On May 13, 2009, the Eclipsys board discussed Eclipsys’ strategic and operational plans and the current execution of those plans. On May 14, 2009, Philip M. Pead became the President and Chief Executive Officer of Eclipsys.

On May 22, 2009, Glen Tullman, Chief Executive Officer of Allscripts, Lee Shapiro, President of Allscripts, and Mr. Pead discussed the possibility of Allscripts and Eclipsys collaborating on joint bids to customers that would involve both Eclipsys solutions for hospital customers and Allscripts solutions for affiliated and non-affiliated physician offices.

On May 27, 2009, Mr. Pead had a discussion with Eugene Fife, chairman of the Eclipsys board of directors. Mr. Pead expressed the view that, based on Eclipsys’ internal and external view of the state of the health information technology market, the trend toward convergence of the inpatient and ambulatory segments and the growing interest of Eclipsys customers in a functionally integrated, single platform, health information technology offering that would cover both acute and ambulatory solutions, he believed that Eclipsys should have a discussion with Allscripts about the potential strategic benefits of combining the two companies. Mr. Fife agreed that Mr. Pead should engage in preliminary discussions with Mr. Tullman regarding a possible business combination transaction and then report to the Eclipsys board of directors on the discussions.

On June 10, 2009, Messrs. Tullman, Shapiro and Pead met in Chicago and discussed the potential strategic benefits of a proposed business combination of Allscripts and Eclipsys. Following this discussion, Mr. Tullman briefed Mike Lawrie, Executive Chairman of Allscripts, on this discussion and Mr. Pead briefed Mr. Fife. Messrs. Tullman and Lawrie engaged in additional discussions about the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys. Following these conversations, Messrs. Lawrie and Tullman agreed that Allscripts should continue to discuss the possibility of a business combination between Allscripts and Eclipsys.

On June 17, 2009 Messrs. Pead and Fife had a teleconference with representatives of Perella Weinberg during which they discussed the potential strategic and financial benefits of a combination transaction between Allscripts and Eclipsys. At the end of this conversation, Messrs. Fife and Pead agreed that Eclipsys should continue to talk to Allscripts about a possible business combination transaction.

On June 24, 2009, Messrs. Pead and Lawrie had a telephone conference during which they discussed the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys. In this conversation, Mr. Lawrie indicated that he doubted that, at that time, Misys would have any interest in a business combination transaction between Allscripts and Eclipsys, but that he was open to discuss the issue further.

On June 25, 2009, the Eclipsys board of directors held a telephonic meeting during which the board discussed the potential strategic benefits of a business combination transaction with Allscripts. Mr. Pead reviewed his conversations with Messrs. Tullman and Lawrie regarding the strategic benefits of combining the

Allscripts and Eclipsys businesses. Representatives of Perella Weinberg discussed the potential strategic and financial value of combining Eclipsys’ customer base and product suite focused primarily on hospitals with Allscripts’ customer base and product suite focused primarily on physician practices, and also discussed Perella Weinberg’s preliminary perspectives of pricing and premium with regard to a business combination with Allscripts based on various precedent transactions. Following discussion of Mr. Pead’s conversations with Messrs. Tullman and Lawrie, the board determined that Eclipsys should continue to develop its own enhanced ambulatory solution but also authorized Mr. Pead to continue to engage in preliminary discussions with Allscripts and Misys regarding a possible business combination transaction between Allscripts and Eclipsys.

On July 8, 2009, Messrs. Pead and Lawrie again discussed the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys, including the potential complications for a combination transaction created by the size of Misys’ ownership interest in Allscripts. During the remainder of July 2009, Messrs. Tullman and Lawrie further discussed the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys.

On July 17, 2009, the Allscripts board of directors held a regularly scheduled meeting at which the board discussed strategic alternatives to enhance stockholder value, including a high-level review of the potential strategic benefits from a business combination transaction with Eclipsys. Following this meeting, Messrs. Tullman and Lawrie continued to discuss the strategic rationale for a business combination transaction between Allscripts and Eclipsys and agreed that it would be beneficial to receive third-party advice regarding the strategic merits of such a business combination. In August 2009, Misys engaged McKinsey & Company to assess the strategic benefits, opportunities and risks of Allscripts operating in the acute care segment, including through a possible transaction with Eclipsys. Allscripts engaged the consulting firm of Oliver Wyman to perform a similar assessment.

On August 3 and August 4, 2009, the Eclipsys board of directors held a regularly scheduled meeting at Eclipsys’ corporate office in Atlanta. Mr. Pead reported that conversations with Allscripts and Misys regarding a possible business combination transaction between Allscripts and Eclipsys were continuing. The board discussed strategic matters, including the ambulatory segment and Eclipsys’ competitive position in the ambulatory market and the health information technology segment generally.

Following the August 4, 2009 Eclipsys board meeting, Mr. Pead had a conversation with Mr. Lawrie in which they continued to discuss the strategic benefits of a business combination between Eclipsys and Allscripts. Following this conversation, Mr. Lawrie requested that Mr. Pead meet with the Misys board of directors and make a presentation on the business of Eclipsys and the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys.

On September 21, 2009, the Misys board of directors held a regularly scheduled meeting in London at which Mr. Pead discussed with the board the business of Eclipsys and the potential strategic benefits of a business combination transaction between Eclipsys and Allscripts.

On September 25, 2009, the Allscripts board of directors held a regularly scheduled meeting at which the Allscripts board, among other things, discussed the potential strategic benefits of a business combination with Eclipsys. At the meeting, each of Oliver Wyman and McKinsey & Company made presentations demonstrating the potential strategic value in combining Eclipsys’ customer base and product suite focused primarily on hospitals with Allscripts’ customer base and product suite focused primarily on physician offices. At the request of Mr. Lawrie, as the Executive Chairman of Allscripts, Mr. Pead attended the meeting and made a presentation to the Allscripts board of directors on the business of Eclipsys and the potential strategic benefits of a business combination between Allscripts and Eclipsys. Following this presentation, the Allscripts board of directors authorized Allscripts’ management to develop a process for Allscripts to begin due diligence discussions with Eclipsys.

Shortly after the September 25, 2009 meeting of the Allscripts board of directors, representatives of Allscripts and representatives of Misys discussed the process for beginning a due diligence investigation of Eclipsys in a manner that satisfied regulatory requirements applicable to Misys and that adequately protected against the possibility that a transaction might be structured that could result in a conflict between Allscripts and Misys. The Allscripts audit committee was aware that relevant UK listing regulations required Misys to hold at least a majority of the outstanding shares of Allscripts common stock for as long as its stake in Allscripts represented the majority by value of Misys’ assets. The Allscripts audit committee expressed concern about Misys’ willingness to exercise its preemptive rights in connection with a large stock-for-stock acquisition by Allscripts in order to maintain Misys’ majority stake and whether as a result Misys might vote its shares of Allscripts common stock against a large stock-for-stock acquisition.

On September 30, 2009, the Eclipsys board of directors held a telephonic meeting. Mr. Pead briefed the board on his discussions with Messrs. Tullman and Lawrie and his presentations to the respective boards of Allscripts and Misys regarding the business of Eclipsys and the potential strategic benefits of a business combination transaction between Eclipsys and Allscripts. Mr. Pead also discussed with the board strategic matters, including Eclipsys’ competitive position in the ambulatory segment and the health information technology market generally. Perella Weinberg reviewed with the board again the potential strategic value in combining Eclipsys’ customer base and product suite focused primarily on hospitals with Allscripts’ customer base and product suite focused primarily on physician offices. After discussion, the board authorized management to initiate high-level financial due diligence discussions with Allscripts and to permit Allscripts to begin preliminary due diligence of Eclipsys. The board authorized management to continue to discuss a possible business combination between Allscripts and Eclipsys. Following this meeting, Mr. Pead advised Messrs. Tullman and Lawrie that Eclipsys was prepared to begin mutual preliminary financial due diligence with Allscripts.

On October 8, 2009, Mr. Tullman and Mr. Lawrie, who is also the Chief Executive Officer of Misys, met in Chicago with Mr. Lawrie acting on behalf of Misys at that meeting. During their discussions, Mr. Lawrie indicated that he found a transaction with Eclipsys strategically compelling. Mr. Lawrie stated that he was prepared to discuss with and recommend to the Misys board of directors a transaction with Eclipsys and would be interested in pursuing a structure for the potential transaction that would enable Misys to retain its ownership of a majority stake in Allscripts and which would avoid a conflict between Allscripts and Misys.

In October 2009, the Allscripts audit committee, which under the Allscripts certificate of incorporation is the body responsible for negotiating the terms of any agreements between Misys and Allscripts, retained Winston & Strawn LLP to serve as special counsel to the Allscripts audit committee in connection with its consideration of a possible transaction with Eclipsys in light of the possible divergence of interests between Misys and the minority stockholders of Allscripts.

On October 19, 2009, members of the Allscripts audit committee, Phil Green, Michael Kluger and Gus Gamache, all of whom are independent directors and are unaffiliated with Misys, and Mr. Shapiro participated in a conference call with Winston & Strawn to discuss whether to request that the Allscripts audit committee or a special committee of the Allscripts board of directors negotiate the terms of any transaction between Allscripts and Eclipsys. They also discussed whether to request that any such committee engage its own financial advisor to determine, among other things, an appropriate structure that would be in the best interests of Allscripts stockholders and would take into account Misys’ regulatory requirements.

On October 21, 2009, the members of the Allscripts audit committee participated in a conference call with Winston & Strawn and discussed again whether to request that the audit committee or a special committee of the Allscripts board of directors negotiate a possible transaction with Eclipsys. The members of the Allscripts audit committee determined that, given the potential for divergence in interests between Misys and the other Allscripts stockholders in connection with a possible transaction with Eclipsys, it was appropriate at this time to request that the Allscripts board of directors delegate responsibility for such negotiations to such a committee and that such committee should have the ability to engage its own financial advisor.

On October 22, 25 and 27, 2009, the members of the Allscripts audit committee participated in conference calls with Mr. Tullman, Mr. Shapiro and representatives of Sidley Austin LLP, counsel to Allscripts, and Winston & Strawn to discuss the Allscripts audit committee’s request that the Allscripts board of directors delegate to the audit committee or a special committee of the Allscripts board of directors authority to negotiate the terms of any transaction between Allscripts and Eclipsys. The parties also discussed Misys’ view that it was not necessary to empower such a committee at that time as the terms of Allscripts’ existing constituent documents already provided that the Allscripts audit committee needed to approve any transaction involving Misys. Following the parties’ discussion, the Allscripts audit committee confirmed its determination to request that the Allscripts board of directors delegate to a committee authority to negotiate the terms of any transaction between Eclipsys and Allscripts. The Allscripts audit committee determined to raise this issue at the regularly scheduled meeting of the Allscripts board of directors on November 3, 2009.

On October 24, 2009, Mr. Pead, Chris Perkins, Chief Financial Officer of Eclipsys, and Messrs. Tullman and Lawrie discussed the process by which Allscripts and Eclipsys would engage in high-level financial due diligence of one another. Messrs. Tullman and Lawrie informed Messrs. Pead and Perkins that the due diligence process would not begin until Allscripts and Misys resolved governance issues that existed between the two companies.

At the meeting of the Allscripts board of directors on November 3, 2009, the Allscripts audit committee recommended that the Allscripts board of directors form a special committee to review, evaluate and negotiate the proposed Eclipsys transaction. The Allscripts board of directors declined to form a special committee because no conflict of interest necessarily would exist relating to a possible transaction with Eclipsys and because the provisions of the Allscripts certificate of incorporation and bylaws already required audit committee approval of any transaction involving Misys. Instead the board implemented a process for structuring, reviewing and evaluating the proposed business combination transaction between Allscripts and Eclipsys that would be jointly managed by Mr. Lawrie and Mr. Tullman. Following this meeting, Mr. Kluger telephoned Mr. Lawrie and informed him that, in light of the potential divergence in interests between Misys and the Allscripts minority stockholders with respect to the Eclipsys transaction or other strategic alternatives that could be in the best interests of Allscripts stockholders, the Allscripts audit committee had formed the preliminary view that a strategic separation of Allscripts and Misys might be beneficial and would, accordingly, be exercising its authority under the audit committee charter to retain its own financial advisor to provide advice regarding these strategic alternatives. Mr. Kluger contacted Blackstone to provide financial advice to the Allscripts audit committee in connection with its consideration of a possible strategic separation with Misys.

On November 7, 2009, Messrs. Lawrie and Tullman had a teleconference with Mr. Pead during which the parties continued their discussions regarding the strategic benefits of a business combination transaction between Allscripts and Eclipsys and discussed the process by which Allscripts and Eclipsys would initiate preliminary financial due diligence.

On November 11, 2009, the Eclipsys board of directors held a regularly scheduled meeting at Eclipsys’ corporate office in Atlanta. Members of Eclipsys management presented Eclipsys’ strategic plan with respect to increasing its competitive position in the ambulatory segment and the health information technology market generally. Mr. Pead briefed the board on his most recent discussions with Messrs. Tullman and Lawrie regarding a potential business combination transaction between Eclipsys and Allscripts and the plan for the parties to engage in preliminary financial due diligence. At the end of the meeting, the Eclipsys board authorized management to continue its discussions with Allscripts and Misys while continuing Eclipsys’ own ambulatory development activities.

On November 12, 2009, Allscripts, Misys and Eclipsys entered into a confidentiality agreement with respect to a possible business combination between Allscripts and Eclipsys. At this time, Allscripts engaged the Chicago office of PricewaterhouseCoopers LLP to assist in performing financial due diligence with respect to Eclipsys.

On November 12, 2009, the Allscripts audit committee participated in a conference call with representatives of Blackstone and Winston & Strawn to discuss potential issues that the Allscripts audit committee would have to consider in connection with a review of strategic alternatives that would be in the best interests of Allscripts stockholders. After considering the advice of its advisors, the Allscripts audit committee recognized that strategic opportunities for Allscripts could be constrained by the existence of Misys as majority stockholder and that a potential separation transaction between Allscripts and Misys could be in the best interests of Allscripts stockholders. Among other things, the parties discussed the existing governance arrangements between Allscripts and Misys, the potential tax and approval issues associated with a strategic separation of Allscripts and Misys and the possibility that Allscripts would have to incur additional debt in order to effect a strategic separation.

On November 13, 2009, Eclipsys retained King & Spalding LLP to represent Eclipsys in connection with its consideration of a possible business combination transaction with Allscripts.

On November 15, 2009, the Allscripts audit committee entered into an engagement letter with Blackstone providing for Blackstone to act as a financial advisor to the Allscripts audit committee in connection with its consideration of a separation transaction with Misys.

On November 17, 2009, the Allscripts audit committee held a telephonic meeting to consider the issues associated with a potential separation transaction between Allscripts and Misys. Representatives of Blackstone and Winston & Strawn also participated in the meeting. At the meeting, the parties discussed various alternatives available to Allscripts, including a potential strategic separation of Allscripts and Misys.

On November 20, 2009, the Allscripts audit committee held a meeting at Blackstone’s offices in New York City with representatives of Blackstone and Winston & Strawn participating. At the meeting, the parties discussed the possibility that Allscripts’ current ownership and governance structure, with Misys maintaining a majority interest in Allscripts, was potentially restricting Allscripts’ ability to maximize value for all of its stockholders. In particular, the parties discussed that because the value of Allscripts’ business had increased so significantly since the time of the initial investment by Misys, the Misys majority equity ownership in Allscripts created structural issues that might limit Allscripts’ ability to take advantage of strategic opportunities. In that regard, the Allscripts audit committee understood that UK regulations applicable to Misys required that Misys control a majority by value of its assets. In addition, it was recognized that Misys might be unable or unwilling to exercise its preemptive rights in connection with a large stock-for-stock acquisition by Allscripts in order to maintain Misys’ majority equity ownership in Allscripts. As a result, Misys might decide to vote its shares of Allscripts common stock against certain strategic opportunities (including acquisitions) that were in the long-term interests of Allscripts, including the possible business combination transaction between Allscripts and Eclipsys.

At the meeting of the Allscripts audit committee on November 20, 2009, the parties discussed potential alternatives available to Allscripts, including:

•	maintaining the status quo;

•	seeking an offer from Misys to purchase the remaining outstanding shares of Allscripts common stock;

•	a sale of Allscripts;

•	an acquisition of Misys by Allscripts;

•	a sale by Misys of its equity interest in Allscripts;

•

a strategic separation of Misys from Allscripts either by means of a distribution by Misys to its shareholders of Misys’ equity ownership in Allscripts or a spin-off by Misys to its shareholders of Misys’ other businesses, excluding the Allscripts shares; or

•	a renegotiation of Allscripts’ governance agreements with Misys.

On November 23, 2009, the Allscripts audit committee held a telephonic meeting with representatives of Winston & Strawn participating. The Allscripts audit committee reviewed the alternative transaction structures discussed at the Allscripts audit committee meeting on November 20, 2009. The Allscripts audit committee concluded that a strategic separation of Allscripts from Misys was the transaction alternative that was most likely to maximize the value of Allscripts for all of its stockholders. The Allscripts audit committee further concluded that the other alternatives available to Allscripts and Misys did not appear to be advisable due to execution risks, the risk of negative impact on Allscripts’ business or tax and regulatory considerations. The Allscripts audit committee determined to recommend to the Allscripts board of directors that Allscripts pursue a strategic separation with Misys in order to maximize value for all of Allscripts’ stockholders. Given the approximately $30 billion in federal funding for hospital and physician adoption of electronic health records provided by the American Recovery and Reinvestment Act, the Allscripts audit committee determined that the separation transaction with Misys was necessary, among other reasons, to allow Allscripts to take advantage of current strategic opportunities in the health information technology sector, including the possible business combination transaction with Eclipsys. These opportunities were constrained by Misys’ need to maintain its London Stock Exchange (LSE) listing and, as a result, control the majority of its assets and accordingly hold either an ownership interest of 50% or more of the outstanding shares of Allscripts common stock or else a much lower amount, below 15% based on the then current value of the Allscripts common stock.

On November 24 and 25, 2009, members of the Allscripts management team interviewed prospective investment banks to represent Allscripts in the possible business combination transaction with Eclipsys.

On November 30, 2009, the Allscripts Nominating and Governance Committee appointed Stephen Wilson, an officer of Misys, to serve as an Allscripts director, filling a vacancy that had existed since January 2009.

At a meeting of the Allscripts board of directors on December 4, 2009 in Chicago, representatives of Blackstone presented their assessment and recommendation regarding a possible separation transaction between Allscripts and Misys, which would be designed to result in the Misys shareholders (rather than Misys) directly owning the shares of Allscripts common stock then held by Misys. At this meeting, Allscripts management also presented preliminary due diligence findings regarding Eclipsys, which focused primarily on financial matters.

On December 8, 2009, Messrs. Lawrie and Kluger had a telephonic conversation during which Mr. Lawrie indicated that the Misys board of directors, at its meeting on December 5, 2009, had determined that a distribution of Misys’ shares of Allscripts common stock to the shareholders of Misys would not be in the best interests of Misys or its shareholders and that Misys would not support the proposed Eclipsys transaction while discussions continued between Allscripts and Misys.

Later in the day on December 8, 2009, the Allscripts audit committee held a telephonic meeting with representatives of Blackstone and Winston & Strawn participating to discuss the determination by the Misys board of directors and potential alternatives to the recommendation of the Allscripts audit committee regarding a distribution of Misys’ shares of Allscripts common stock to the shareholders of Misys.

On December 9, 2009, Messrs. Pead, Tullman and Lawrie held a telephonic meeting during which Mr. Lawrie stated that, in order to give effect to the resolutions of the Misys board of directors, all further due diligence between Allscripts and Eclipsys would have to cease until the respective boards of directors of Misys and Allscripts resolved governance issues that existed between the two companies.

On December 10, 2009, the Eclipsys board of directors held a regularly scheduled meeting at Eclipsys’ corporate office in Atlanta. At the meeting, Mr. Pead briefed the board on his recent discussions with Messrs. Tullman and Lawrie regarding a potential business combination transaction between Eclipsys and Allscripts and advised the board that the due diligence process had been suspended until the respective boards of directors of Misys and Allscripts resolved key issues related to the proposed separation transaction. Mr. Pead also briefed the board on his understanding of the status of the discussions between Allscripts and Misys with respect to the proposed separation transaction. Finally, Mr. Pead discussed with the board strategic matters, including Eclipsys’ competitive position in the ambulatory segment and the health information technology market generally.

On December 14, 2009, the members of the Allscripts audit committee, representatives of Misys, and representatives of Blackstone and Credit Suisse, financial advisor to Misys, met in New York City to further discuss a potential strategic separation of Allscripts and Misys. In the meeting, representatives of Misys confirmed that a strategic separation of Allscripts and Misys, as outlined in the November 23, 2009 recommendation of the Allscripts audit committee, was unacceptable to the Misys board of directors, but indicated that the Misys board of directors might consider a transaction in which: (1) Allscripts would borrow funds in order to repurchase some of the shares of Allscripts common stock that Misys held; (2) Misys would sell additional shares of Allscripts common stock that Misys held through block sales to third-parties and/or a marketed offering; and (3) Misys would retain a certain number of shares of Allscripts common stock and certain governance rights. Misys provided a summary example indicating a transaction that Misys might consider acceptable, which consisted of:

•	Allscripts incurring $672 million of debt;

•

Allscripts repurchasing from Misys 24.9 million shares of its Allscripts common stock at a price of $27.00 per share, for a 32% premium to Allscripts’ one-month volume weighted average price per share;

•	Misys selling an additional 40.4 million shares of its Allscripts common stock in the market at an assumed price of $18.46 per share, for total proceeds of $716 million; and

•	Misys retaining 14.5 million shares of Allscripts common stock.

At the meeting, Misys indicated that it would not consider any proposal that did not require Allscripts to pay Misys a control premium in connection with any repurchase of its shares of Allscripts common stock. Misys also stated it would not be willing to consider a transaction that would be conditioned on the approval of a majority of the minority stockholders of Allscripts due to the uncertainty resulting from such a condition. Misys also indicated that Misys intended to continue to exercise its governance rights over Allscripts, including over future managerial decisions, in the absence of a separation transaction proposed by the Allscripts audit committee that the Misys board of directors found acceptable.

Later in the day on December 14, 2009, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone and Winston & Strawn participated to discuss the meeting that had occurred earlier in the day between the Allscripts audit committee and representatives of Misys. Among other things, the Allscripts audit committee discussed the price per share and the amount of control premium that Misys might expect to receive in connection with the repurchase from Misys of a portion of its shares of Allscripts common stock and the resulting amount of debt that Allscripts would have to incur to effect such a transaction.

On December 15, 2009, representatives of Winston & Strawn and Sidley Austin had a telephonic conversation with representatives of Allen & Overy LLP, counsel to Misys, and Tom Kilroy, General Counsel of Misys, to discuss various legal issues arising in connection with the parties’ consideration of a potential separation transaction between Allscripts and Misys.

On December 16, 2009, Messrs. Tullman, Shapiro and Bill Davis, Chief Financial Officer of Allscripts, had a telephonic conversation with representatives of Blackstone, Winston & Strawn and Sidley Austin to discuss the feasibility of Allscripts undertaking a separation transaction of the type discussed at the meeting on December 14, 2009 between Allscripts and Misys. The parties discussed, among other things, the process and timing for effecting a separation transaction, structure and valuation issues, the amount of any premium, the financing of the transaction and appropriate debt levels for Allscripts, the secondary offering of shares of Allscripts common stock by Misys and the impact of the potential Eclipsys business combination transaction on a separation transaction with Misys.

On December 21, 2009, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone and Winston & Strawn participated to discuss the details of a potential separation transaction that the

Allscripts audit committee would be willing to recommend in the context of the parameters Misys had indicated it might be willing to consider. In the context of that discussion, the Allscripts audit committee discussed the number of shares of Allscripts common stock that Allscripts might repurchase from Misys, as well as the price per share of any repurchased shares. The parties discussed:

•	the impact of various transaction scenarios, adjusted to reflect differing levels of debt incurred and shares repurchased by Allscripts;

•	potential investor and customer reaction to the incurrence of debt;

•	the timing and mechanics for effecting a transaction with Misys;

•	the impact of simultaneously completing the potential Eclipsys business combination transaction and a transaction with Misys; and

•	the amount of premiums paid in precedent transactions.

On December 22, 2009, representatives of Blackstone, Credit Suisse, Winston & Strawn and Sidley Austin, among others, had a telephonic conversation with PricewaterhouseCoopers LLP, tax advisor to Misys, to discuss initial potential tax issues related to the structuring of a strategic separation of Allscripts and Misys.

On December 23, 2009, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn and Messrs. Tullman, Shapiro and Davis participated to discuss the terms of a potential revised proposal to Misys regarding a strategic separation of Allscripts and Misys. In connection with the discussions, the parties discussed the importance of pursuing the Eclipsys transaction as a part of an overall transaction with Misys. The parties believed that the potential Eclipsys transaction was the type of strategic transaction that required the separation from Misys and that, in light of the rapidly changing health information technology sector, it was critical to pursue this strategic business combination as soon as possible. In order to create the flexibility for Allscripts to pursue this type of strategic transaction, the parties also agreed that it was necessary to proceed with the separation transaction with Misys. Following the discussion, the Allscripts audit committee agreed upon the terms of a revised proposal for delivery to Misys and authorized Blackstone to deliver to Misys the revised proposal.

On December 24, 2009, Blackstone delivered to Misys a revised proposal of the Allscripts audit committee. The revised proposal included the following:

•

subject to due diligence and negotiation of acceptable terms by Allscripts and Eclipsys, Allscripts would enter into a definitive merger agreement with Eclipsys and publicly announce the transaction simultaneously with the announcement of the Misys strategic separation;

•

the strategic separation of Allscripts and Misys and the proposed merger with Eclipsys would be cross-conditional and subject to the approval of the Misys and Eclipsys stockholders, as well as a majority of the minority vote of Allscripts stockholders;

•

Allscripts would repurchase from Misys 17.65 million shares of its Allscripts common stock at the ten-day volume weighted average price prior to signing of the definitive separation agreement, which we refer to as the VWAP, subject to the VWAP being between $19.50 and $21.50 at the time of signing;

•	in connection with the share repurchase, Allscripts would pay Misys additional cash consideration of $50 million as a control premium;

•

Allscripts would work with Misys to effect a secondary share offering by Misys of 40.4 million of its shares of Allscripts common stock, with ValueAct Capital, a significant shareholder of Misys, agreeing to purchase $150 million of the shares in that secondary offering; and

•	Misys would retain 21.77 million shares of Allscripts common stock following the transaction and have the right to designate two members of the Allscripts board of directors.

Following receipt of the revised proposal and prior to December 28, 2009, representatives of Credit Suisse communicated to representatives of Blackstone that the Misys board of directors held an unfavorable view as to the revised proposal of the Allscripts audit committee. From the perspective of the Misys board of directors, the proposed economic terms of the transaction were not acceptable. Credit Suisse indicated that the Misys board of directors was of the view that Misys had to receive a control premium of at least $162 million in order to consider proceeding with a transaction. The Misys board of directors also was not receptive to Allscripts pursuing a business combination transaction with Eclipsys in connection with the proposed strategic separation of Allscripts and Misys. The Misys board of directors viewed the Eclipsys transaction as introducing too much risk and uncertainty into the process, and delaying the ability of the parties to complete the strategic separation.

On December 28, 2009, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn and Abrams & Bayliss LLP, Delaware counsel to the Allscripts audit committee, also participated. The Allscripts audit committee discussed with its advisors the response of Misys to the revised proposal of the Allscripts audit committee.

On December 30, 2009, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn and Messrs. Tullman and Shapiro also participated. The parties discussed potential responses to Misys following Misys’ rejection of the revised proposal of the Allscripts audit committee.

On January 3, 2010, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn and Abrams & Bayliss LLP also participated. The parties discussed the status of the discussions with Misys, including the proposed meeting the following day between Messrs. Tullman and Lawrie.

On January 4, 2010, Messrs. Tullman and Lawrie met in New York City. During the meeting, Mr. Lawrie indicated that Misys might be willing to consider a strategic separation of Allscripts and Misys, but that the terms the Allscripts audit committee had proposed were not acceptable to Misys. In particular, Mr. Lawrie focused on the unwillingness of the Misys board of directors to consider a separation transaction, unless the Allscripts audit committee proposed terms that met certain key parameters, including the need to increase the amount of the control premium that Misys would receive in a separation transaction. Mr. Lawrie further indicated that Misys might be agreeable to Allscripts pursuing a business combination transaction with Eclipsys, provided that the closing of the strategic separation of Allscripts and Misys was a pre-condition to the closing of the Eclipsys transaction.

On January 4, 2010, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn, Abrams & Bayliss LLP, Sidley Austin and Messrs. Tullman, Shapiro and Davis also participated. The Allscripts audit committee discussed with the parties the terms of a further revised proposal to Misys.

On January 5, 2010, representatives of Blackstone sent to Misys a further revised proposal of the Allscripts audit committee. The revised proposal included the following:

•

subject to due diligence and negotiation of acceptable terms by Allscripts and Eclipsys, Allscripts would enter into a definitive merger agreement with Eclipsys and publicly announce the proposed merger transaction simultaneously with the announcement of the Misys strategic separation;

•	the closing of the Eclipsys merger would not be a condition to the closing of the strategic separation;

•	Allscripts would purchase from Misys 20 million shares of its Allscripts common stock at the VWAP and pay Misys a control premium of $100 million at the closing of the strategic separation;

•	Misys would continue to hold 19.5 million shares of Allscripts after the closing of the strategic separation; and

•	Misys would have the right to designate two members of the Allscripts board of directors.

On January 7, 2010, Misys sent a letter to the Allscripts audit committee rejecting the revised proposal of the Allscripts audit committee.

On January 8, 2010, the Allscripts audit committee held a telephonic meeting at which representatives of Blackstone, Winston & Strawn, Sidley Austin and Messrs. Tullman, Shapiro and Davis also participated. The parties discussed Misys’ rejection of the revised proposal of the Allscripts audit committee and potential responses to the rejection.

On January 15 and 17, 2010, the Allscripts audit committee held telephonic meetings at which representatives of Blackstone, Winston & Strawn, Sidley Austin and Messrs. Tullman, Shapiro and Davis also participated. Among other things, the Allscripts audit committee considered the amount of debt it would be willing to recommend that Allscripts incur in a transaction with Misys, and the resulting amount of cash Allscripts would have available to fund the repurchase of shares of Allscripts common stock from Misys, as well as any related premium. The committee also considered the amount of the payment Allscripts could make to repurchase additional shares of its common stock from Misys following the closing of the Eclipsys merger. The parties discussed Misys’ unwillingness to consider a proposal in which it would receive gross proceeds of less than $590 million from Allscripts in any transaction and Misys’ view that the most recent proposal from the Allscripts audit committee provided only $510 million of value.

On January 18, 2010, representatives of Blackstone and Winston & Strawn as well as Mr. Kluger, on behalf of the audit committee, and representatives of Credit Suisse and Allen & Overy as well as Messrs. Kilroy, Lawrie and Wilson, on behalf of Misys, met in New York City to discuss the terms of a potential strategic separation of Allscripts and Misys that might be proposed by the Allscripts audit committee. Messrs. Tullman and Davis as well as representatives of Sidley Austin also attended the meeting on behalf of Allscripts.

On January 19, 2010, the Allscripts audit committee held two separate telephonic meetings at which representatives of Blackstone, Winston & Strawn and Messrs. Tullman, Shapiro and Davis also participated. The parties discussed the terms of a revised proposal to Misys in response to the discussions that had occurred in New York City the prior day.

On January 20, 2010, representatives of Blackstone sent Misys a revised proposal from the Allscripts audit committee. The revised proposal included the following:

•

a $620 million payment to Misys to repurchase a certain number of shares of Allscripts common stock held by Misys, consisting of a $510 million payment at closing of the strategic separation, based on the VWAP, and a $110 million premium, with $50 million of the premium payable at the closing of the strategic separation and the remaining $60 million payable six months after the closing of the strategic separation;

•	no additional payment to Misys upon the closing of the Eclipsys merger;

•	the closing of the Eclipsys merger would not be a condition to closing the strategic separation, although Allscripts would concurrently announce both transactions;

•

Misys would retain no less than 16.5 million shares of Allscripts common stock (unless the underwriters exercise their over-allotment option) and no more than 20 million shares of Allscripts common stock; and

•	Misys would have the right to designate two members of the Allscripts board of directors.

During the course of the next few days, representatives of Allscripts and Misys and their respective advisors had numerous conversations regarding the terms of a proposed strategic separation of Allscripts and Misys.

On January 22, 2010, the Eclipsys board of directors held a telephonic meeting during which Mr. Pead reported that he understood that Allscripts and Misys were continuing their discussions regarding the potential separation transaction between Allscripts and Misys.

On January 24, 2010, Misys asked Blackstone to confirm the terms of the Allscripts audit committee proposal and provided a draft deal structure term sheet that outlined the terms and conditions that Misys understood to have been proposed by the Allscripts audit committee. Later on January 24, 2010, representatives of Blackstone sent Misys a revised proposal from the Allscripts audit committee in response to discussions between the representatives of Allscripts and Misys. The revised proposal included the following:

•

a $570 million payment to Misys to repurchase shares of Allscripts common stock held by Misys, consisting of a $460 million payment at closing of the strategic separation, based on the VWAP, and a $110 million control premium payable at closing of the strategic separation; and

•

a payment of $100 million to repurchase from Misys additional shares of its Allscripts common stock, based on the VWAP prior to the signing of the definitive agreements, contingent upon the closing of the proposed Eclipsys merger.

On January 27, 2010, Misys sent the Allscripts audit committee a letter in which Misys indicated that the Misys board of directors had approved the underlying economics of the proposed separation transaction as reflected in the January 24th revised proposal of the Allscripts audit committee but had not otherwise approved the terms proposed by the Allscripts audit committee on January 24, 2010 because a number of remaining material issues required resolution.

Between January 27, 2010 and February 8, 2010, members of the Allscripts audit committee, representatives of Allscripts and Misys as well as their respective financial and legal advisors engaged in extensive discussions and negotiations in an effort to prepare a non-binding term sheet that would form the basis for the parties to commence negotiating definitive transaction documents for the strategic separation. The terms of the final non-binding term sheet included the following:

•

Allscripts and Misys would announce the execution of a definitive agreement providing for the strategic separation simultaneously with Allscripts’ announcement of the execution of a definitive agreement providing for a merger with Eclipsys, subject to due diligence and negotiation of acceptable terms with Eclipsys;

•

the closing of the Eclipsys merger would not be a condition to the closing of the strategic separation, but the closing of the strategic separation would be a condition to the closing of the Eclipsys merger;

•

at the closing of the strategic separation, Allscripts would (a) purchase $460 million of Misys’ shares of Allscripts common stock and pay Misys approximately $110 million as a fixed control premium, with the share repurchase price equal to the VWAP of Allscripts’ common stock for the ten trading days immediately prior to the execution of the definitive agreement (subject to a signing condition that the 10-day VWAP be between $19.50 and $21.50), and (b) facilitate a secondary sale by Misys of a number of its shares of Allscripts common stock sufficient to result in Misys owning not less than 15.5 million shares of Allscripts common stock (subject to Misys achieving an offering price of $16.50 per share), with Allscripts having the right of first refusal on the over-allotment option if exercise of the option by Misys would result in Misys owning less than 15.5 million shares of Allscripts common stock;

•

if the Eclipsys transaction closed, Misys would have the right to require Allscripts to purchase from Misys an additional $100 million of shares of its Allscripts common stock, at the same 10-day VWAP;

•	Misys and Allscripts would enter into a voting agreement relating to the proposed transactions;

•	Misys would enter into a five-year standstill agreement with Allscripts;

•	Misys would have the right to designate two members of the Allscripts board of directors, subject to reduction based on the level of Misys’ ownership interest in Allscripts; and

•	Misys and Allscripts would agree upon the person to serve as the non-executive chairman of Allscripts board of directors prior to the closing of the strategic separation.

On January 29, 2010, the Eclipsys board of directors retained Debevoise & Plimpton LLP to serve as special counsel to the Eclipsys board of directors in connection with its consideration of a business combination transaction with Allscripts. This engagement was subsequently confirmed in writing.

In late January, 2010, Mr. Lawrie advised Mr. Pead that Allscripts and Misys had largely finalized a non-binding term sheet relating to a separation transaction and that Allscripts and Misys were ready to continue discussions with Eclipsys regarding a potential business combination transaction between Allscripts and Eclipsys.

On February 8, 2010, the Allscripts audit committee unanimously approved the commencement of negotiation of definitive agreements for the separation transaction on the basis of the non-binding term sheet and concluded that it would recommend to the Allscripts board of directors that Allscripts pursue and seek to negotiate a strategic separation from Misys on the terms and conditions reflected in the term sheet. On the same day, the Allscripts board of directors, after receiving the recommendation of the Allscripts audit committee, approved the commencement of negotiation of definitive agreements on the basis of the non-binding term sheet. The Allscripts audit committee and the Allscripts board of directors both recognized that the non-binding term sheet was only a starting point and that there were significant contingencies to the proposed separation transaction before the parties could agree on definitive documents. These contingencies included, among others: complex tax issues involving the separation; reaching a mutually acceptable merger agreement with Eclipsys; and the price of Allscripts’ common stock trading within the range identified in the term sheet.

On February 9, 2010, Allscripts retained UBS Securities LLC, which we refer to as UBS, as Allscripts’ financial advisor in connection with the consideration of the possible business combination transaction with Eclipsys. This engagement was subsequently confirmed in writing.

On February 9, 2010, the Allscripts audit committee retained William Blair & Company, L.L.C., which we refer to as William Blair, to act as its financial advisor in connection with an evaluation of the fairness, from a financial point of view, to the holders of Allscripts common stock (other than Misys and its affiliates) of the consideration to be paid by Allscripts in (i) the initial repurchase transaction with Misys and (ii) the initial repurchase transaction with Misys, the contingent share repurchase transaction with Misys and the merger transaction with Eclipsys, on an integrated basis. This engagement was subsequently confirmed in writing.

On February 15 and February 16, 2010, the Eclipsys board of directors held a regularly scheduled meeting in Atlanta. Representatives of Perella Weinberg, King & Spalding and Debevoise & Plimpton were present at the meeting. Mr. Pead briefed the board on his most recent discussions with Mr. Tullman regarding a possible business combination transaction between Eclipsys and Allscripts and the potential separation transaction between Allscripts and Misys. Mr. Pead described developments in the health information technology market and communications between Mr. Pead and Eclipsys’ key customers regarding its product offerings. Mr. Pead updated the board on the status of Eclipsys’ development of its own enhanced ambulatory solution. Mr. Pead commented on Eclipsys’ ambulatory solution development relative to the timing of purchasing decisions that were expected to be made by many of Eclipsys’ key customers and relative to the timing of the closing of a possible business combination transaction with Allscripts. Mr. Pead also discussed with the board the strategic rationale for Eclipsys to pursue a business combination transaction with Allscripts. Perella Weinberg discussed in general terms the current conditions of the health information technology market, reviewed summary valuation information with regard to Eclipsys and Allscripts, and commented on the potential strategic benefits of a possible business combination transaction with Allscripts. King & Spalding reviewed with the board the fiduciary duties of the directors in considering a possible business combination such as the proposed business combination transaction between Allscripts and Eclipsys. The board then discussed, among other things: the completion risk of a business combination transaction with Allscripts if its closing were conditioned upon the completion of the Allscripts and Misys separation transaction; the amount of indebtedness that Allscripts would have to incur to complete the separation transaction with Misys; the pro forma financial effect that the separation transaction would have on the combined Allscripts and Eclipsys if the merger were completed; the respective roles that Messrs. Tullman and Pead would have in the combined company; and whether the respective products and solutions offered by Allscripts and Eclipsys could be integrated successfully and would be accepted by the market. The board also discussed with management the importance of continuing with development of Eclipsys’ own ambulatory solutions. After these discussions, the board requested that Mr. Pead update Mr. Fife and Messrs. Edward Kangas and Dan Crippen, each an independent director of Eclipsys, on a frequent basis on the status of the discussions with representatives of Allscripts and Misys with respect to a possible business combination transaction between Eclipsys and Allscripts and the potential separation transaction between Allscripts and Misys.

On February 23, 2010, Messrs. Tullman, Davis and representatives from UBS and Sidley met with Messrs. Pead and Perkins and representatives of Perella Weinberg, King & Spalding and Debevoise & Plimpton in Atlanta. At this meeting, Allscripts made a presentation on the key terms of the proposed separation transaction between Allscripts and Misys. In addition, Allscripts provided an overview of the key terms of a possible stock-for-stock merger between Allscripts and Eclipsys. Allscripts and Eclipsys also discussed the outline of a work plan for the parties to negotiate definitive agreements for the proposed merger. At this meeting, the parties agreed to exchange information requests for financial due diligence of one another. Also, on February 23, 2010, Allscripts provided Eclipsys with a list of additional due diligence items to be reviewed by Allscripts in its financial due diligence investigation of Eclipsys.

On February 24, 2010, Messrs. Pead and Perkins and representatives of Perella Weinberg and King & Spalding participated in a telephone conference to review the discussions with Allscripts and Misys on February 23 and to discuss the term sheet between Allscripts and Misys. The parties discussed the execution risk associated with a business combination transaction between Allscripts and Eclipsys that would be contingent upon the completion of the separation transaction between Allscripts and Misys and discussed possible alternative structures with respect to a potential business combination transaction between Allscripts and Eclipsys. Over the next few weeks, Eclipsys and its financial and legal advisors continued to evaluate the proposed separation transaction between Allscripts and Misys, the structure proposed by Allscripts for the business combination transaction with Eclipsys, and possible alternative structures for a transaction between Allscripts and Eclipsys, including the possibility of deferring discussions regarding any possible business combination between Allscripts and Eclipsys until after completion of the Misys separation transaction.

On February 26, 2010, Allen & Overy distributed to Allscripts, Sidley Austin and Winston & Strawn initial drafts of the primary separation transaction documents, which consisted of a framework agreement and an amended and restated relationship agreement.

On March 4 and 5, 2010, representatives of Allscripts, Misys and Eclipsys and their respective financial advisors met in Atlanta to discuss financial due diligence matters.

On March 10, 2010, Sidley Austin, with input from Winston & Strawn, distributed revised drafts of the framework agreement and the amended and restated relationship agreement to Misys and Allen & Overy. Allscripts and Misys continued to discuss issues related to the separation transaction, including the conditions precedent that would need to be satisfied in order for the separation transaction to be completed.

On March 13, 2010, the Allscripts board of directors convened to discuss the preliminary valuation range for Eclipsys and authorized Mr. Tullman to propose a preliminary non-binding valuation range for Eclipsys which would reflect an 18% to 22% premium for Eclipsys. Following this discussion, Mr. Tullman contacted Mr. Pead and proposed a preliminary non-binding valuation range for Eclipsys which would reflect an 18% to 22% premium for Eclipsys’ common stock.

On March 15, 2010, representatives of Perella Weinberg, UBS, King & Spalding and Sidley Austin held a teleconference to discuss the proposed separation transaction between Allscripts and Misys, including the status and expected timing of the financing for the share buyback by Allscripts from Misys, the proposed secondary share offering of Allscripts common stock by Misys, the Misys shareholder approval for the proposed separation transaction and the Allscripts and Eclipsys stockholder approvals relating to the proposed merger. The parties also discussed the UK regulations applicable to Misys relating to the proposed separation transaction and the size of any termination fee that could be paid under the UK regulations by Misys or Allscripts to Eclipsys in connection with a termination of the merger transaction.

On March 20, 2010, the Eclipsys board of directors held a telephonic meeting. Representatives of King & Spalding, Debevoise & Plimpton and Perella Weinberg participated in the meeting. Mr. Pead updated the board on the discussions with Allscripts and Misys regarding the proposed separation transaction between Allscripts and Misys and the proposed business combination transaction between Allscripts and Eclipsys. Mr. Pead advised the board that Mr. Tullman had proposed a preliminary non-binding valuation range for Eclipsys which would reflect an 18% to 22% premium, but had yet to propose a specific exchange ratio for the proposed merger. King & Spalding provided an overview of the proposed structures of the merger and the separation transaction and the transaction risks associated with both transactions. Perella Weinberg briefed the board on trends in the financial markets, the trading prices of Allscripts and Eclipsys stock, its views of the non-binding valuation range for Eclipsys that Mr. Tullman proposed, and potential alternatives to the proposed business combination between Allscripts and Eclipsys. The board then discussed the proposed business combination transaction with Allscripts. In this discussion, the board addressed the proposed premium offered by Allscripts, the structure and timing of the proposed business combination transaction with Allscripts, alternatives to the proposed structure (including deferring discussions relating to a merger between Eclipsys and Allscripts until after completion of the Allscripts and Misys separation), issues relating to the governance of the combined entity, and the status of Eclipsys’ development of its own enhanced ambulatory solution. Finally, the board discussed strategic matters, including Eclipsys’ competitive position in the ambulatory segment and the health information technology market generally.

On March 21, 2010, representatives of Perella Weinberg and UBS discussed the preliminary non-binding valuation range delivered by Mr. Tullman to Mr. Pead on March 13, 2010 in an effort to further clarify Allscripts’ proposal on price.

On March 23, 2010, Perella Weinberg sent a list of discussion topics to UBS in preparation for a meeting among financial and legal advisors on March 25, 2010 in Chicago. The discussion topics included, among others, valuation methodology, pricing and premia, as well as the current conditions of the financial markets and key issues related to the mechanics of the proposed secondary share offering by Misys and the proposed debt financing by Allscripts to finance the repurchase of its shares of common stock from Misys.

On March 25, 2010, Allscripts retained KPMG LLP as its tax advisor in connection with the proposed separation transaction with Misys. This engagement was subsequently confirmed in writing.

On March 25, 2010, representatives of Perella Weinberg, King & Spalding, UBS and Sidley Austin met in Chicago to continue their discussions on the proposed separation transaction between Allscripts and Misys and the proposed business combination transaction between Allscripts and Eclipsys. Representatives of Blackstone participated by telephone in the portion of the meeting relating to the proposed separation transaction. The parties discussed issues set forth in the list of discussion topics distributed by Perella Weinberg on March 23, 2010 and other features of the proposed separation transactions.

On March 26, 2010, the Eclipsys board of directors held a telephonic meeting. Mr. Tullman joined the meeting at the request of Mr. Pead and Mr. Pead subsequently left the meeting. Mr. Tullman spoke to the Eclipsys board of directors about his background and the background of the other management team members of Allscripts. Mr Tullman also expressed to the board his views on the potential strategic benefits of a business combination transaction between Allscripts and Eclipsys.

Also on March 26, 2010, Eclipsys sent Allscripts its financial and business due diligence request list for due diligence to be performed by Eclipsys on Allscripts, and subsequently sent to Allscripts its legal due diligence request list on April 2, 2010.

On March 29, 2010, King & Spalding delivered to Sidley Austin a proposed standstill agreement to be entered into among Eclipsys, Allscripts and Misys. Over the next week, representatives of King & Spalding, Sidley Austin and Allen & Overy engaged in discussions relating to the terms of the standstill agreement.

Beginning the week of March 29 and continuing through the announcement of the separation transaction and the merger, Allscripts and Eclipsys and their respective advisors engaged in extensive business, financial and legal due diligence reviews, including formal management presentations and a number of in-person due diligence sessions.

On March 30, 2010, Eclipsys engaged the Atlanta office of PricewaterhouseCoopers LLP to assist in performing financial due diligence with respect to Allscripts. PricewaterhouseCoopers participated in the due diligence process with Eclipsys after its engagement.

On March 31, 2010, Allen & Overy distributed to Sidley Austin revised drafts of the framework agreement and the amended and restated relationship agreement.

On March 31 and April 1, 2010, representatives of Allscripts and Eclipsys and their respective advisors met in Atlanta for management presentations by Allscripts and Eclipsys and to discuss and agree on a process for additional due diligence to be performed by Allscripts and Eclipsys in connection with the proposed business combination transaction between Allscripts and Eclipsys.

On April 1, 2010, the Eclipsys board of directors held a telephonic meeting. Mr. Pead updated the board on the status of discussions between Eclipsys and Allscripts of the proposed terms of the merger and reviewed with the board the status of the due diligence investigation of Allscripts. The board and Mr. Pead discussed issues related to the financial terms proposed by Allscripts for the merger and completion risk. The board also discussed the proposed governance structure for the combined company, including the role of Mr. Pead. At the end of this meeting, the Eclipsys board gave management guidance on the issues discussed.

On April 5, 2010, representatives of Perella Weinberg and UBS discussed issues related to the proposed merger between Allscripts and Eclipsys. These issues included, among others, matters relating to the financial terms, deal certainty and management structure/governance issues. That same day, Eclipsys reiterated its request that Allscripts and Misys enter into a standstill agreement.

On April 7, 2010, representatives of Perella Weinberg, UBS, King & Spalding and Sidley Austin participated in a teleconference and continued their discussions on the terms of the proposed separation transaction with Misys and the potential merger between Allscripts and Eclipsys.

On April 10, 2010, representatives of Perella Weinberg and UBS discussed the financial terms being proposed in the potential merger between Allscripts and Eclipsys.

On April 14, 2010, Messrs. Tullman and Fife met and discussed the potential strategic benefits of a proposed business combination of Allscripts and Eclipsys. Messrs. Tullman and Fife also discussed the roles that Mr. Pead and the other current senior management of Eclipsys would have in the combined company. Mr. Fife proposed to Mr. Tullman that Mr. Pead should have a full-time role with the combined company and should be the executive chairman of the combined company’s board of directors. Mr. Tullman expressed his views about Mr. Pead’s role at the combined company, including the position in the February 8, 2010 term sheet that there would not be an executive chairman. At the end of the meeting, the parties agreed to continue their discussions about these issues.

On April 14, 2010, Sidley Austin distributed an initial draft merger agreement to Eclipsys and King & Spalding. Commencing April 14, Allscripts, Sidley Austin, Winston & Strawn, Misys, Allen & Overy, Eclipsys and King & Spalding negotiated the terms of the merger agreement and other documents related to the proposed separation and merger transactions.

On April 16, 2010, Sidley Austin, with input from Winston & Strawn, distributed revised drafts of the framework agreement and amended and restated relationship agreement to Misys and Allen & Overy. Among other issues, Allscripts continued to propose that a majority of the Allscripts minority stockholders should be required to approve the separation transaction. Moreover, the Misys proposed tax structuring for the separation transaction remained a material open item.

Over the next week, Eclipsys and its financial and legal advisors continued to evaluate the financial terms being proposed by Allscripts in the potential merger transaction, and issues associated with the structure of the potential merger transaction and the strategic separation transaction.

On April 19, 2010, Messrs. Kangas and Crippen met with Mr. Tullman in Connecticut and discussed the potential strategic benefits of a proposed business combination of Allscripts and Eclipsys. Messrs. Kangas, Crippen and Tullman also discussed the roles that Mr. Pead and the other current senior management of Eclipsys would have in the combined company. At the end of the meeting, the parties agreed to continue their discussions about these issues.

On April 21, 2010, representatives of Sidley Austin, Winston & Strawn, Allen & Overy, King & Spalding, Misys, Allscripts and Eclipsys negotiated open items in the separation transaction documents. While the parties discussed a number of open issues, Misys reiterated that it was unwilling to proceed with the separation transaction unless Allscripts relinquished its proposal that a majority of the minority approve the separation transaction. Additionally, following this negotiation, the tax structuring remained a material open item.

On April 22, 2010, Sidley Austin distributed to King & Spalding drafts of the debt commitment papers related to the debt financing Allscripts was seeking in order to complete the share repurchase from Misys in connection with the separation transaction and provide working capital for the combined company. King & Spalding reviewed with Eclipsys management the debt commitment papers delivered by Sidley Austin with respect to Allscripts’ financing of the share repurchase from Misys. Over the course of the next six weeks, King & Spalding and Allen & Overy provided Sidley Austin with comments on the terms of the debt commitment papers.

On April 23, 2010, the Eclipsys board of directors held a telephonic meeting. During this meeting, Messrs. Fife, Kangas and Crippen reported on their meetings with Mr. Tullman and Mr. Pead briefed the Eclipsys board on the status of negotiations with Allscripts and Misys. Perella Weinberg briefed the board on trends in the financial markets, the trading prices of Allscripts and Eclipsys stock, its discussions of financial terms and conditions with UBS and the historical market reaction to complex stock-for-stock public merger transactions, secondary share offering transactions and transactions requiring additional leverage. King & Spalding briefed the board on the key issues under discussion with Allscripts and Misys, including issues related to the financial terms and conditions, closing certainty and governance. Eclipsys management reported to the board on due diligence activities with respect to Allscripts. At the end of the meeting, the board gave management and the advisors instructions on the key issues under negotiation and directed management to continue discussions with Allscripts and Misys.

Later in the day on April 23, 2010, King & Spalding distributed a revised draft of the merger agreement to Allscripts, Sidley Austin and Allen & Overy. This revised draft included a number of key issues, including, among others: the exchange ratio; the board composition of the combined company; circumstances under which a termination fee would be payable and, following the closing of the separation transaction, the amount of the termination fee; the scope of Eclipsys’ remedies for a willful breach by Allscripts of the merger agreement; symmetry in representations and interim operating covenants; and whether third party consents would be required as conditions to Allscripts’ obligation to close the merger.

On April 27, 2010, the Allscripts board of directors met in Raleigh, North Carolina. At this meeting, at the request of members of the Allscripts audit committee, the members of the Allscripts board of directors received a briefing from Sidley Austin, tax counsel to Allscripts, regarding the alternative tax structures being considered by Misys and Allscripts and engaged in extensive discussion regarding such structures. At this meeting, members of the Allscripts management team also provided a detailed due diligence review of business, financial and legal matters relating to Eclipsys. Outside advisors for Allscripts also provided the Allscripts board of directors with additional due diligence information. Representatives of UBS reviewed and discussed with the Allscripts board of directors the financial terms of a proposed transaction with Eclipsys and certain financial implications of the proposed transaction.

Following the April 27, 2010 meeting of the Allscripts board of directors, representatives of Allscripts and Misys as well as their respective tax and legal advisors had various conversations regarding the alternative tax structures being considered. Representatives of Misys confirmed that Misys would be unwilling to proceed with the proposed separation transaction unless the parties pursued a tax reorganization structure acceptable to Misys. Representatives of Misys also indicated that its board of directors was growing concerned at the time and expense being taken to reach definitive agreement and were seeking to have negotiations either concluded or abandoned by May 7, 2010. Following extensive discussions between members of Allscripts management and the Allscripts audit committee, representatives of Allscripts notified representatives of Misys that the Allscripts audit committee would be willing to proceed with the tax reorganization structure acceptable to Misys provided that Misys arranged for appropriate financial guarantees to support Misys’ indemnification obligation for matters arising out of the tax reorganization structure.

On April 28, 2010, Sidley Austin distributed a revised draft of the merger agreement to Eclipsys and King & Spalding. This revised draft included a number of key issues, including, among others: the exchange ratio; the board composition of the combined company; circumstances under which a termination fee would be payable and, following the closing of the separation transaction, the amount of the termination fee; the scope of Eclipsys’ remedies for a willful breach by Allscripts of the merger agreement; symmetry in representations and interim operating covenants; and whether adverse developments with respect to Eclipsys customers would be taken into account to determine whether a material adverse effect has occurred with respect to Eclipsys.

On April 29, 2010, Mr. Pead held a telephonic meeting with Messrs. Fife, Kangas and Crippen, independent directors of Eclipsys, during which they discussed the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. Representatives of King & Spalding, Perella Weinberg and Debevoise & Plimpton participated in the meeting. King & Spalding provided an update on the merger and the separation transaction and discussed the risks associated with both transactions. Perella Weinberg discussed the historical market reaction to complex stock-for-stock public merger transactions, secondary share offering transactions and transactions requiring additional leverage.

Also on April 29, 2010, representatives of Perella Weinberg, UBS, King & Spalding, Credit Suisse, Allen & Overy and Sidley Austin held a teleconference to discuss outstanding issues in the proposed separation transaction between Allscripts and Misys, including issues related to the current conditions of the financial markets, the proposed secondary share offering by Misys and Allscripts’ proposed debt financing to finance the share repurchase from Misys.

On May 3, 2010, Allscripts, Misys and Eclipsys entered into an amendment to the parties’ confidentiality agreement containing reciprocal standstill provisions. Also on May 3, 2010, Mr. Pead and representatives of King & Spalding participated in a teleconference with Messrs. Lawrie and Kilroy to discuss key issues in the separation transaction documents.

On May 4, 2010, representatives of King & Spalding and Sidley Austin participated in a teleconference to discuss key issues in the most recent draft of the merger agreement distributed by Sidley Austin.

On May 6, 2010, Mr. Tullman proposed to Mr. Pead an exchange ratio of 1.162 shares of Allscripts common stock for each share of Eclipsys common stock. Later that same day, representatives of UBS and Perella Weinberg discussed the proposal by Mr. Tullman. Also on May 6, 2010, Eclipsys engaged Deloitte to assist in Eclipsys’ due diligence of the tax matters related to the separation transaction between Allscripts and Eclipsys.

On May 6 and May 7, 2010, the Eclipsys board of directors held a regularly scheduled meeting at Eclipsys’ corporate office in Atlanta. Messrs. Perkins and John Gomez, Executive Vice President and Chief Technology Strategy Officer of Eclipsys, and representatives of Perella Weinberg, King & Spalding and Debevoise & Plimpton participated in the meeting. During the meeting, the board discussed the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. Mr. Pead briefed the Eclipsys board on the status of the separation negotiations between Allscripts and Misys. Mr. Pead also reviewed with the board his recent discussions with Mr. Tullman regarding the roles that Mr. Pead and the other current senior management of Eclipsys would have in the combined company. Mr. Gomez updated the board on the status of Eclipsys’ work to develop internally an enhanced ambulatory solution, and discussed Allscripts’ technology, integration of Eclipsys and Allscripts products, and plans for a combined development organization and product suite. The board discussed, and directed management to continue, Eclipsys’ own ambulatory development program. King & Spalding discussed with the board its due diligence findings with respect to Allscripts, the proposed structures of the merger and the separation transaction and the risks associated with both transactions. Perella Weinberg then discussed with the board the current conditions of the financial markets as they related to the proposed exchange ratio being offered by Allscripts in the potential merger transaction, and briefed the board on Perella Weinberg’s most recent exchange ratio discussions with UBS. King & Spalding then described for the Eclipsys board the key outstanding issues in the draft merger agreement and the separation transaction documents. Eclipsys management reported to the board on its due diligence activities with respect to Allscripts. The board then discussed the proposed merger transaction. At the end of the meeting, the board gave management and the advisors instructions on the key issues under negotiation and directed management to continue discussions with Allscripts and Misys.

On May 7, 2010, representatives of UBS and Perella Weinberg continued their discussions regarding the proposed exchange ratio in the merger transaction between Allscripts and Eclipsys. As authorized by the board of directors of Eclipsys, representatives of Perella Weinberg rejected the proposed exchange ratio of 1.162 and proposed an exchange ratio of 1.232. Later that same day, as authorized by the board of directors of Allscripts, UBS responded to the Eclipsys proposal with a proposed exchange ratio of 1.18.

On May 7, 2010, Sidley Austin distributed a revised draft of the merger agreement to Eclipsys and Allscripts. Also on May 7, 2010, Allen & Overy distributed revised versions of the framework agreement and the amended and restated relationship agreement, which were described by Misys as being in a form Misys management would be willing to recommend to the Misys board of directors. On May 8, 2010, Sidley Austin, with input from Winston & Strawn, sent out revised versions of the documents. On May 9, 2010, Mr. Kilroy sent a communication stating that because of the number of remaining open issues, the Misys board of directors believed that negotiations of the separation transaction with Allscripts should be terminated.

During the week of May 10, 2010, representatives of Allscripts negotiated open issues directly with Eclipsys. Representatives of Misys had several conversations with representatives of Eclipsys during that period. On May 13, 2010, Mr. Gamache proposed a meeting between representatives of the Allscripts audit committee, Allscripts management and Misys as well as their respective legal and financial advisors to try to resolve the remaining open issues on the proposed separation transaction between Allscripts and Misys. On May 14, 2010, representatives of Misys accepted the invitation to restart negotiations and Allen & Overy distributed revised versions of the separation transaction documents.

Also on May 13, 2010, Mr. Perkins, Brian Copple, General Counsel of Eclipsys, and representatives of King & Spalding participated in a teleconference with Mr. Davis, Brian Vandenberg, General Counsel of Allscripts, and representatives of Sidley Austin to negotiate key open issues in the draft merger agreement.

On May 14, 2010, Mr. Pead spoke with Mr. Tullman and indicated a view that the 1.18 exchange ratio proposal would not be acceptable to the Eclipsys board of directors. Mr. Pead confirmed the Eclipsys proposal for a 1.232 exchange ratio.

On May 17, 2010, Messrs. Fife, Kangas, Crippen and Pead held a telephonic meeting during which Mr. Pead gave an update to Messrs. Fife, Kangas and Crippen on the status of the negotiations of the potential merger transaction. A representative of Debevoise & Plimpton participated in the meeting.

On May 17, 2010, representatives of Allscripts and representatives of Misys, as well as their respective legal advisors, met in New York to resolve remaining open issues in the separation documents, including a number of issues relating to Misys’ indemnification obligations and the related bank guarantees. These in-person negotiations continued in New York from May 19, 2010 through May 21, 2010. Thereafter, representatives of Allscripts and representatives of Misys, as well as their respective legal and tax advisors, held numerous telephonic meetings to continue to work to resolve remaining open issues in the separation documents.

During this period, representatives of Allscripts and representatives of Eclipsys, as well as their respective legal advisors, continued to discuss open issues in the draft merger agreement. Also during this period, representatives of Eclipsys and Misys also continued to discuss open issues in the separation transaction documents.

On May 19, 2010, the Eclipsys board of directors held a telephonic meeting during which the board discussed the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. At the meeting, Mr. Pead briefed the Eclipsys board on his most recent discussions with Messrs. Tullman and Lawrie regarding the potential merger transaction. King & Spalding briefed the board on the key open issues in the draft merger agreement and the key open issues under the draft separation transaction documents and received feedback from the board.

On May 21, 2010, Sidley Austin distributed a revised draft merger agreement to Eclipsys and King & Spalding. This revised draft continued to include a number of unresolved key issues, including, among others: the exchange ratio; board composition of the combined company; circumstances under which a termination fee was payable and, following the closing of the separation transaction, the amount of the termination fee; the scope of Eclipsys’ remedies for a willful breach by Allscripts of the merger agreement; matters related to key customers; and symmetry in interim operating covenants. Later that day, representatives of Sidley Austin and King & Spalding participated in a teleconference to discuss these key issues.

On May 22, 2010, the Eclipsys board of directors held a telephonic meeting, with representatives of King & Spalding and Debevoise & Plimpton, during which the board discussed the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. At the meeting, Mr. Pead briefed the board on the status of discussions related to the transaction. Mr. Pead informed the board that he planned to meet Messrs. Tullman and Lawrie in New York City to discuss governance issues. King & Spalding briefed the board on the key open issues in the most recent revised drafts of the merger agreement and the separation transaction documents and received feedback from the board. The board also discussed the roles that Mr. Pead and other members of the current senior management would have in the combined company, the composition of the board of directors of the combined company, and gave Mr. Pead directions on how to approach the governance issues in his meeting with Messrs. Tullman and Lawrie.

On May 24, 2010, Mr. Pead met with Mr. Tullman in New York City and discussed the proposed merger transaction. Later that same day, Mr. Pead met with Mr. Lawrie in New York City to discuss the proposed merger transaction. Also on that same day, Messrs. Tullman, Fife, Kangas and Crippen met in New York City and discussed the proposed merger transaction, including governance issues, the role Mr. Pead would have in the combined company and Mr. Tullman’s views on integrating the businesses of the two companies.

Also on May 24, 2010, representatives of King & Spalding, Allen & Overy and Misys participated in a telephone conference to discuss the key open issues on the separation transaction documents. Later in the evening on May 24, 2010, King & Spalding distributed a revised draft of the merger agreement to Allscripts, Sidley Austin and Allen & Overy.

On May 25, 2010, Messrs. Fife, Kangas and Crippen met with the members of the Allscripts audit committee in Perella Weinberg’s New York office, with Mr. Green participating by videoconference. At this meeting, the participants discussed the composition of the combined company’s board of directors and the role that Mr. Pead would have in the combined company, including whether Mr. Pead would have a full-time role with the combined company and whether he would be an executive or non-executive chairman of the combined company’s board of directors, and generally discussed the governance principles that would govern the operation of the board of directors of the combined company. Over the next two weeks, Messrs. Fife, Green and Kluger participated in numerous teleconferences to discuss the composition of the combined company’s board of directors, the role that Mr. Pead would have in the combined company, the selection process for one independent director of the combined company to be jointly designated by Allscripts and Eclipsys, and other governance issues.

Prior to May 26, 2010, Mr. Tullman contacted Mr. Pead to propose an exchange ratio of 1.2 shares of Allscripts common stock for each share of Eclipsys common stock.

On May 26, 2010, the Allscripts audit committee held a telephonic meeting at which members of Allscripts’ management and representatives of Winston & Strawn, Sidley Austin, Blackstone, William Blair, UBS, Barclays Capital and KPMG LLP, tax advisor to Allscripts, also participated. At the meeting, the parties discussed, among other things, the outstanding transaction issues, including those relating to the proposed tax indemnification from Misys and the related bank guarantees to support this indemnification obligation. Also at the meeting, Winston & Strawn and Sidley Austin reviewed with the members of the Allscripts audit committee the material terms of the transaction documents.

On May 26, 2010, representatives of King & Spalding and Debevoise & Plimpton participated in a teleconference during which King & Spalding briefed Debevoise on the open key issues in the draft merger agreement, the draft framework agreement, the draft amended and restated relationship agreement and the draft Misys voting agreement.

Later on May 26, 2010, the Eclipsys board of directors held a telephonic meeting. Representatives from Perella Weinberg, King & Spalding and Debevoise & Plimpton participated in the meeting. Mr. Pead briefed the board on the status of the negotiations with Allscripts and Misys. Messrs. Fife, Crippen and Kangas briefed the board on their meeting in New York City with the Allscripts audit committee and the discussions they had with respect to the composition of the combined company’s board of directors, the role that Mr. Pead would have in the combined company and other governance matters. Perella Weinberg discussed with the board the current conditions of the financial markets as they related to the proposed consideration being offered by Allscripts in the proposed merger transaction, the trading prices of Allscripts and Eclipsys stock and other matters related to the exchange ratio being discussed with UBS. King & Spalding briefed the board on the status of the negotiations with respect to the other key open issues in the most recent revised drafts of the merger agreement and the separation transaction documents. The board gave guidance to management on negotiation of the key open issues on the merger agreement and the separation transaction documents. The board also discussed the proposed exchange ratio, the roles that Mr. Pead and other members of the current senior management would have in the combined company and the composition of the board of directors of the combined company.

On May 27, 2010, representatives of King & Spalding, Allen & Overy, Sidley Austin, Potter Anderson & Corroon LLP, Allscripts’ Delaware counsel, Morris, Nichols, Arsht & Tunnel LLP, Eclipsys’ Delaware counsel, and Richards, Layton & Finger LLP, Misys’ Delaware counsel, participated in a telephone conference to discuss the mechanics in the Misys voting agreement related to Misys’ voting support with respect to Allscripts stockholder approval of the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the merger agreement.

On May 29, 2010, representatives of Sidley Austin, Allscripts, King & Spalding and Eclipsys participated in a teleconference to discuss the open issues in the most recent draft of the merger agreement distributed by King & Spalding.

On May 30, 2010, Messrs. Fife, Kangas, Crippen and Mr. Pead held a telephonic meeting during which Mr. Pead and King & Spalding briefed Messrs. Fife, Kangas and Crippen on the status of negotiations and key open issues with respect to the merger transaction. A representative of Debevoise & Plimpton participated in the meeting.

Later on May 30, 2010, the Eclipsys board of directors held a special telephonic meeting. Representatives from Perella Weinberg, King & Spalding and Debevoise & Plimpton participated in the meeting. Mr. Pead updated the board on the status of the negotiations of the proposed merger. Mr. Fife briefed the board on his most recent discussions with Mr. Green regarding the composition of the combined company’s board of directors and the selection process for one independent director of the combined company to be jointly designated by Allscripts and Eclipsys. Perella Weinberg discussed with the board the current conditions of the financial markets as they related to the exchange ratio being proposed by Allscripts, the trading prices of Allscripts and Eclipsys stock and other trends in the financial markets. King & Spalding discussed in detail with the board the key open issues in the most recent revised drafts of the merger agreement and the separation transaction documents. The key open issues under the merger agreement included: (a) the circumstances under which a termination fee was payable by Allscripts; (b) the board composition of the combined company; and (c) matters related to key customers. The board gave management guidance on negotiation of the key open issues under the merger agreement and separation transaction documents.

On May 31, 2010, representatives of King & Spalding, Allen & Overy and Misys participated in a telephone conference to discuss the key open issues on the framework agreement, the amended and restated relationship agreement and the Misys voting agreement. Later that same day, representatives of King & Spalding and Sidley Austin participated in a telephone conference to discuss further the key open issues under the most recent draft of the merger agreement distributed by King & Spalding.

On May 31, 2010, King & Spalding sent to Vedder Price P.C., employment and executive compensation counsel for Allscripts, a draft of a description of the role of Mr. Pead as chairman of the board of the combined company which would be included in the merger agreement, including Mr. Pead’s initial duties as an employee of the combined company. Between May 31 and June 3, 2010, King & Spalding and Vedder Price discussed the description of Mr. Pead’s role and his initial duties. On June 3, 2010, King & Spalding and Vedder Price sent a revised draft of the description of the role of Mr. Pead and his initial duties to Messrs. Pead and Tullman. That same day, Mr. Pead discussed the description of his role as chairman of the board of the combined company and his initial duties with Mr. Fife, and Eclipsys and Allscripts reached agreement on the role of Mr. Pead as chairman of the board of the combined company and his initial duties as an employee of the combined company.

On June 1, 2010, the Allscripts board of directors and audit committee held a joint special meeting in New York at which members of Allscripts’ management and representatives of Sidley Austin, Winston & Strawn, Blackstone, William Blair, UBS and Barclays Capital also participated. The legal advisors reviewed the fiduciary duties of the directors and provided an overview of the transaction documents for the separation with Misys and the merger with Eclipsys. The Allscripts audit committee and board of directors discussed the factors described under “—Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors and Their Reasons for the Merger.” Representatives of each of Blackstone and William Blair discussed the initial repurchase transaction with Misys. Messrs. Lawrie, King and Wilson, each of whom is a director or officer of Misys, abstained from participating in any discussion of the separation transaction and excused themselves during the premium discussions by Blackstone and William Blair. Representatives of UBS reviewed and discussed the financial terms of the proposed Eclipsys transaction and certain financial implications. Representatives of William Blair also discussed the initial repurchase transaction with Misys, the contingent repurchase transaction with Misys and the merger, on an integrated basis. Representatives of Barclays Capital reviewed the secondary offering process and provided an assessment of the equity markets. Later in the date on June 1, 2010, Sidley Austin distributed a revised draft of the merger agreement to Eclipsys and King & Spalding. Over the course of June 3 and June 4, 2010, King & Spalding and Sidley Austin each distributed revised drafts of the merger agreement in an effort to resolve the remaining open issues.

On June 1, 2010, representatives of UBS confirmed to Perella Weinberg on behalf of Allscripts that Allscripts proposed an exchange ratio of 1.2 shares of Allscripts common stock for each share of Eclipsys common stock, an approximate 20% premium to the 20-day average exchange ratio for the two companies. After discussion of the proposal, UBS and Perella Weinberg agreed to speak again when other open merger agreement issues were resolved.

On June 3, 2010, Mr. Pead and Mr. Tullman discussed the exchange ratio being proposed in the potential merger.

On June 3, 2010, King & Spalding sent a draft of Mr. Pead’s employment agreement as chairman of the board of directors of the combined company to Mr. Kangas who serves as chairman of the compensation committee of the Eclipsys board of directors. Mr. Kangas sent the draft of the employment agreement to a compensation consultant that the Eclipsys board of directors had engaged. Mr. Kangas also discussed the terms of the employment agreement with Mr. Pead and with other members of the Eclipsys compensation committee during the period between June 3 and June 7, 2010. On June 7, Mr. Kangas instructed King & Spalding to send a draft of the employment agreement to Allscripts and Vedder Price.

On June 3 and June 4, 2010, representatives of King & Spalding, Sidley Austin and Allen & Overy participated in various telephone conferences to discuss further the key open issues under the most recent draft of the merger agreement distributed by King & Spalding and the most recent drafts of the separation transaction agreements distributed by Allen & Overy.

On June 5, 2010, Messrs. Fife, Kangas, Crippen and Mr. Pead held a telephonic meeting during which Mr. Pead updated them on the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. Mr. Pead and King & Spalding briefed Messrs. Fife, Kangas and Crippen on the key open issues with respect to the potential merger transaction, including the board composition of the combined company, the proposed retention plans for the companies, the roles that Mr. Pead and the other current senior management of Eclipsys would have in the combined company, the key open issues in the most recent draft of the merger agreement distributed by King & Spalding and the key open issues in the most recent drafts of the separation transaction documents. Mr. Pead briefed Messrs. Fife, Kangas and Crippen on the status of his discussions with Mr. Tullman and representatives of Vedder Price on the description of his proposed role as chairman of the combined company, his initial duties as chairman and his employment agreement. A representative of Debevoise & Plimpton participated in the meeting.

On June 5, 2010, the Eclipsys board of directors held a telephonic meeting. Representatives from Perella Weinberg, King & Spalding and Debevoise & Plimpton participated. Mr. Pead briefed the board on the status of the negotiations of the potential merger transaction, including key open issues. Mr. Pead also briefed the board on the status of his discussions with Mr. Tullman and representatives of Vedder Price on the description of his initial duties as chairman of the combined company and his employment agreement. Mr. Fife briefed the board on his most recent discussions with Mr. Green regarding the composition of the combined company’s board of directors. Also during the meeting, Perella Weinberg further updated the board on its discussions with UBS regarding the proposed exchange ratio and the current conditions of the financial markets as they related to the exchange ratio being proposed by Allscripts, the trading prices of Allscripts and Eclipsys stock and other trends in the financial markets. King & Spalding discussed with the board the key open issues in the most recent revised drafts of the merger agreement and the separation transaction documents. The board discussed risks associated with completing the merger and the potential impact on Eclipsys of not completing the merger once the merger is announced.

On June 5, 2010, representatives of UBS and Perella Weinberg discussed further the exchange ratio being proposed in the potential merger in light of the progress of the parties in resolving open issues related to the merger.

Between June 5 and June 7, 2010, representatives of Allscripts, Eclipsys and Misys finalized most of the terms of the merger agreement, the separation transaction documents, the constituent documents for the combined company and other related agreements. Several key issues remained open, including, the exchange ratio, board composition of the combined company, the employment agreement for Mr. Pead as chairman of the combined company, employee retention plans for the companies and customer visits.

On June 6, 2010, representatives of UBS and Perella Weinberg discussed the recent movements in the share prices of both Allscripts and Eclipsys and the subsequent effect on Allscripts’ proposed exchange ratio of 1.2 and Eclipsys’ proposed ratio of 1.232. In this meeting, UBS and Perella Weinberg agreed to continue their discussions on the exchange ratio after receiving direction from their respective clients.

On June 7, 2010, Messrs. Pead and Tullman participated in a teleconference with representatives of King & Spalding and Vedder Price. In this call, the parties discussed the open issues on the draft employment agreement. King & Spalding sent a revised draft of the employment agreement to Vedder Price after the call, and Messrs. Pead and Tullman reached preliminary agreement on the terms of the employment agreement on June 8, 2010, subject to approval by the Allscripts compensation committee and the Allscripts board of directors.

On June 7, 2010, the Eclipsys board of directors held a telephonic meeting. Representatives from Perella Weinberg, King & Spalding and Debevoise & Plimpton participated in the meeting. The board discussed the status of the negotiations of the potential merger transaction between Allscripts and Eclipsys. Mr. Fife advised the board that he had reached an agreement with Mr. Green on several governance issues, including the composition of the board of directors. Perella Weinberg made a presentation to the board regarding (i) Perella Weinberg’s financial analysis of the proposed merger between Allscripts and Eclipsys pursuant to the most recent draft of the merger agreement, (ii) the exchange ratio being offered by Allscripts in the merger, (iii) the current conditions of the financial markets as they relate to the exchange ratio, (iv) the pro forma analysis of the combined company, (v) potential alternative strategic business combination partners for Eclipsys, and (vi) key transaction risks. The board discussed potential benefits and risks of the merger, as well as strategic alternatives. King & Spalding briefed the board on the remaining open issues under the merger agreement and the separation transaction documents. The board gave management instructions on the resolution of the remaining outstanding issues, including the exchange ratio for the merger.

On June 7, 2010, Mr. Tullman had a telephonic discussion with Mr. Lawrie, who was acting on behalf of Misys, in which Mr. Lawrie conveyed the position of the Misys board of directors that because the price of Allscripts’ common stock (a 10-day VWAP of $18.88) was trading below the $19.50 floor price established in the term sheet dated February 8, 2010, Misys would require additional consideration for the repurchase of its shares of Allscripts common stock in order to compensate Misys for this price differential as a condition to proceeding with the separation transaction. Mr. Lawrie indicated that the Misys board of directors continued to believe that the repurchase price should be based on a VWAP of not less than $19.50 per share.

Later in the day on June 7, 2010, the Allscripts audit committee held a telephonic meeting at which members of Allscripts’ management and representatives of Winston & Strawn, Sidley Austin, Abrams & Bayliss, Blackstone and William Blair also participated. Among other things, the parties discussed that, given market conditions, it was likely Allscripts would have to agree to an increased premium payment in order to reach final agreement with Misys. The Allscripts audit committee authorized Mr. Tullman, on behalf of the Allscripts audit committee, to negotiate the amount of a revised premium payment to Misys consistent with the concepts presented at the Allscripts audit committee meeting, with the amount of any increased premium payment to be subject to the final approval of the Allscripts audit committee.

On June 8, 2010, representatives of UBS and Perella Weinberg discussed further the proposed exchange ratio with UBS, pursuant to instructions from the Allscripts board of directors, reconfirming Allscripts’ previous proposal of 1.2 shares of Allscripts common stock for each share of Eclipsys common stock. Perella Weinberg agreed to discuss the proposed exchange ratio with Mr. Pead and the Eclipsys board of directors.

On June 8, 2010, Mr. Tullman met Mr. Lawrie, who was acting on behalf of Misys, to discuss the remaining key transaction issues, including the amount of a possible increased control premium payment to Misys in lieu of Misys abandoning the transaction because the 10-day VWAP was below the $19.50 floor established in the term sheet dated February 8, 2010. Mr. Tullman and Mr. Lawrie discussed the possibility of increasing the control premium payment to Misys from $110 million to $119 million (which additional amount would be spread over both the initial repurchase and the contingent repurchase) to take into account the $19.50 floor price included in the term sheet dated February 8, 2010 and the actual 10-day VWAP of $18.82. Mr. Tullman indicated that any increased premium payment was subject to approval of the Allscripts audit committee.

On June 8, 2010, the Allscripts compensation committee held a special meeting by teleconference at which Mr. Tullman, Diane Adams, Executive Vice President of Human Resources of Allscripts, representatives of Vedder Price and a compensation consultant participated. The Allscripts compensation committee reviewed and approved a retention plan for key employees of Allscripts tied to the Eclipsys transaction and the employment agreement for Mr. Pead, in each case subject to further approval by the Allscripts board of directors.

On June 8, 2010, the Allscripts audit committee held a special meeting by teleconference at which members of Allscripts’ management and representatives of Winston & Strawn, Sidley Austin, KPMG LLP, Blackstone, William Blair and UBS also participated. The legal advisors provided an update on the status of negotiations since the meeting on June 1, 2010, including the proposed repurchase price of $18.82 based on the 10-day VWAP and the proposed increase in the premium payment to Misys from $110 million to $119 million (which additional amount would be spread over both the initial repurchase and the contingent repurchase). At the meeting, Blackstone delivered its oral opinion, which was confirmed by delivery of a written opinion dated June 8, 2010, that, as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the consideration that Allscripts would pay in the initial repurchase of its shares of common stock that Misys owns pursuant to the framework agreement was fair, from a financial point of view, to holders of Allscripts common stock (other than Misys and its affiliates). William Blair delivered its oral opinions, which were confirmed by delivery of written opinions dated June 8, 2010, as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinions, as to the fairness, from a financial point of view, to the holders of Allscripts common stock (other than Misys and its affiliates) of the consideration that Allscripts would pay in (i) the initial repurchase transaction with Misys and (ii) the initial repurchase transaction with Misys, the contingent repurchase transaction with Misys and the merger, on an integrated basis. UBS reviewed and discussed the financial terms of the proposed Eclipsys transaction and certain financial implications. Additionally, KPMG LLP confirmed that, subject to the assumptions, qualifications and limitations discussed in such opinion, it was delivering an opinion to Allscripts that, among other things, the transactions contemplated by the framework agreement will not result in the recognition of the built-in gain inherent in the Allscripts stock held by an indirect U.S. subsidiary of Misys. The Allscripts audit committee determined that the framework agreement, the merger agreement and the transactions contemplated thereby were advisable, substantively and procedurally fair to, and in the best interests of, Allscripts and Allscripts stockholders (other than Misys and affiliates of Misys) and that it would recommend that the Allscripts board of directors approve the framework agreement, the merger agreement and the transactions contemplated thereby. Mr. Green, an Allscripts audit committee member, abstained from voting on that portion of the transactions relating to Eclipsys since one of the clients of his personal consulting business was currently negotiating a contract with Eclipsys. Mr. Green’s abstention was not a conflict resulting from his service on the Allscripts audit committee but rather was a decision that Mr. Green made for business reasons.

On June 8, 2010, the Allscripts board of directors held a special meeting by teleconference at which members of Allscripts’ management and Allscripts’ legal and financial advisors also participated. Sidley Austin provided an update on the status of negotiations since the meeting on June 1, 2010, including the proposed repurchase price of $18.82 based on the 10-day VWAP and the proposed increase in the premium payable to Misys. Each of Blackstone and William Blair delivered the same opinions that were delivered to the Allscripts audit committee. Also at this meeting, representatives of UBS reviewed with the Allscripts board of directors UBS’ financial analysis of the exchange ratio provided for in the merger and delivered to the Allscripts board of directors UBS’ oral opinion, which opinion was confirmed by delivery of a written opinion dated June 8, 2010, to the effect that, as of that date and based on and subject to the various assumptions, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Allscripts. Additionally, KPMG LLP confirmed that, subject to the assumptions, qualifications and limitations discussed in such opinion, it was delivering an opinion to Allscripts that, among other things, the restructuring transactions contemplated by Misys will not result in the recognition of the built-in gain inherent in the Allscripts stock held by an indirect U.S. subsidiary of Misys. The Allscripts audit committee delivered its recommendation that the Allscripts board of directors approve the framework agreement, the merger agreement and the transactions contemplated thereby. The Audit Committee noted that prior to reaching its conclusions, the committee had met formally 28 times and had numerous informal discussions and conference calls. The Allscripts board of directors then approved the framework agreement, the merger agreement and the transactions contemplated thereby. Messrs. Lawrie, King and Wilson abstained from voting on the framework agreement and the related separation transactions, and Mr. Green abstained from voting on that portion of the transactions relating to Eclipsys for the same reason noted above. Upon recommendation of the Allscripts compensation committee, the Allscripts board of directors approved a retention plan for key employees of Allscripts tied to the Eclipsys transaction and the employment agreement with Mr. Pead.

On June 8, 2010, the Eclipsys board of directors held a special telephonic meeting. Representatives from Perella Weinberg, King & Spalding and Debevoise & Plimpton participated in the meeting. Mr. Pead informed the board that Eclipsys and Allscripts had reached an agreement in principle on all issues related to the merger transaction and the separation transaction other than the exchange ratio for the merger. King & Spalding briefed the board on the final terms of the merger agreement and the terms of the transaction documents for the separation transaction. The board also discussed with management Eclipsys’ operations pending closing of the merger, including continued development of Eclipsys’ own ambulatory solutions. The board selected Messrs. Fife and Kangas as the Eclipsys designees under the merger agreement to serve, along with Mr. Pead, as directors of the combined company upon the completion of the merger. Perella Weinberg then made a supplemental presentation to the board that updated the financial analysis of the proposed merger between Allscripts and Eclipsys in Perella Weinberg’s June 7, 2010 presentation for closing share price data as of June 8, 2010 and responded to questions from the board of directors regarding Allscripts offer of an exchange ratio of 1.2 shares of Allscripts common stock for each share of Eclipsys common stock. After discussion, the Eclipsys board asked Perella Weinberg to deliver its fairness opinion. Perella Weinberg then delivered its oral opinion, subsequently confirmed in writing to the board of directors of Eclipsys that, on June 8, 2010, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the exchange ratio of 1.2 shares of Allscripts common stock to be received in respect of each share of Eclipsys common stock in the merger was fair, from a financial point of view, to the holders of Eclipsys common stock, other than Allscripts or any of its affiliates, which is summarized below under “—Opinion of Perella Weinberg, Financial Advisor to the Eclipsys Board of Directors”.

The Eclipsys board of directors then considered and discussed, among other things, Perella Weinberg’s fairness opinion and the terms of the merger agreement and the other factors set forth below under “—Recommendation of the Eclipsys Board of Directors and its Reason for the Merger.” After further discussion, the board resolved unanimously that the merger agreement and the merger were fair to, advisable and in the best interests of Eclipsys and its stockholders, other than Allscripts and its affiliates, and approved the merger agreement and the transactions contemplated thereby.

Early in the morning on June 9, 2010, Allscripts and Misys executed the framework agreement, Allscripts and Eclipsys executed the merger agreement, and the parties executed a number of additional agreements contemplated by the framework agreement and the merger agreement.

On June 9, 2010, prior to the opening of trading on The NASDAQ Global Select Market, Allscripts and Eclipsys issued a joint press release announcing the execution of the merger agreement and the framework agreement.

Recommendation of the Allscripts Audit Committee and the Allscripts Board of Directors and Their Reasons for the Merger and the Coniston Transactions

The Allscripts board of directors, acting upon the recommendation of the Allscripts audit committee, has approved the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, and has determined the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement to be advisable and in the best interests of Allscripts and its stockholders. The Allscripts board of directors recommends that you vote “FOR” the proposal to issue shares of Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement, and “FOR” the proposal to adjourn the Allscripts special meeting, if necessary. In addition, the Allscripts board of directors, acting upon the recommendation of the Allscripts audit committee, has approved the Coniston Transactions and the Contingent Share Repurchase, the Framework Agreement and the other transactions contemplated by the Framework Agreement, and has determined the Coniston Transactions, the Contingent Share Repurchase and the other transactions contemplated by the Framework Agreement to be advisable and in the best interests of Allscripts and its stockholders.

Factors Considered Relating to the Merger

In the course of reaching their determination, the Allscripts audit committee and the Allscripts board of directors considered a variety of factors and potential benefits of the Merger Agreement, including the following material factors, among others.

Strategic Considerations. The Allscripts audit committee and the Allscripts board of directors considered a number of strategic benefits resulting from the merger. The Allscripts audit committee and the Allscripts board of directors believe that the combined company will have greater diversification with increased scale and scope in the industry which would allow for improved service and reliability. The combined company will have a strong financial profile with greater cash flow generating capabilities allowing Allscripts to pay down debt more quickly. In addition to a broader product portfolio together with a stronger financial profile, the combined company will have more flexibility to take advantage of strategic opportunities in the industry. The combined company will have the ability to integrate the technologies of Allscripts and Eclipsys and offer its customers an integrated acute/ambulatory/post-acute electronic health record solution and a broader set of leading capabilities with a total customer base of approximately 1,500 hospitals, 180,000 physician users and 10,000 post-acute providers. These capabilities will further create the opportunity to accelerate the pace of adoption for electronic-prescribing, electronic health records and other health information technology solutions. The Allscripts audit committee and the Allscripts board of directors reviewed with management the increased revenue opportunities into each company’s existing customer base along with potential sales to new customers interested in a full service, integrated suite of products. The Allscripts audit committee and the Allscripts board of directors also reviewed the assessment of Oliver Wyman and McKinsey & Company regarding the strategic benefits of the merger.

Synergies. The Allscripts audit committee and the Allscripts board of directors considered that Allscripts management had identified certain estimated cost synergies following completion of the merger, although Allscripts can give no assurance that it can achieve any particular level of cost synergies. The Allscripts audit committee and the Allscripts board of directors have also considered the synergy potential and timing to achieve synergies.

Comparable Business Approach. The Allscripts audit committee and the Allscripts board of directors considered the comparable corporate cultures of the two companies, including their shared commitment to supporting and participating in the competitive electronic health record market.

Impact of the Merger on Customers and Employees. The Allscripts audit committee and the Allscripts board of directors evaluated the expected impact of the merger on Allscripts’ customers, partners and employees. Specifically, the Allscripts audit committee and the Allscripts board of directors believe the merger will benefit customers and partners by enhancing operations, strengthening reliability and extending connectivity across the continuum of care; and provide more opportunities for employees in a larger, more competitive company.

Stock Prices. The Allscripts audit committee and the Allscripts board of directors considered the current and historic stock prices of Allscripts and Eclipsys, including that the 1.2 Exchange Ratio represented a 19% premium over the closing price of Eclipsys’ common stock on June 8, 2010.

Financial Considerations and Increased Debt. The Allscripts audit committee and the Allscripts board of directors considered the expected financial impact of the merger on Allscripts. In particular, the Allscripts audit committee and the Allscripts board of directors considered the quantitative analysis of the merger on the combined company’s earnings per share prepared by Allscripts’ management. The Allscripts audit committee and the Allscripts board of directors also considered the historic financial condition, operating results and businesses of Allscripts and Eclipsys, including information with respect to their respective earnings history. In addition, they also considered the impact of the increased debt on Allscripts’ financial statements, the terms of financing this debt and Allscripts’ ability to repay this debt. The Allscripts board of directors and the Allscripts audit committee further considered the favorable effect of the merger on Allscripts’ ability to pay down the debt due to increased cash flow. In considering these issues, the Allscripts audit committee and the Allscripts board of directors consulted with management, Blackstone and representatives of William Blair.

Opinion of UBS. The Allscripts audit committee and the Allscripts board of directors considered the opinion of UBS to the board of directors that, as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the Exchange Ratio provided for in the merger was fair, from a financial point of view, to Allscripts. The Allscripts audit committee and the Allscripts board of directors was aware that a large portion of UBS fee is contingent upon the closing of the Merger and that UBS may provide Allscripts with future banking and financial services. The Allscripts audit committee and the Allscripts board of directors concluded that these factors did not materially detract from UBS’ opinion.

Opinion of William Blair. The Allscripts audit committee and the Allscripts board of directors considered the opinion of William Blair to the Allscripts audit committee and the Allscripts board of directors as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion as to the fairness, from a financial point of view, to the holders of Allscripts common stock other than Misys and its affiliates of the consideration to be paid by Allscripts in the proposed merger pursuant to the Merger Agreement and in the Share Repurchase and the Contingent Share Repurchase pursuant to the Framework Agreement.

Strategic Alternatives. The Allscripts audit committee and the Allscripts board of directors considered the trends and competitive developments in the industry and possible alternatives available to Allscripts, including the possibility of continuing to operate as a stand-alone entity.

Recommendation of Management. The Allscripts audit committee and the Allscripts board of directors took into account management’s recommendation in favor of the merger and the transactions contemplated by the Framework Agreement.

Terms of the Merger Agreement. The Allscripts audit committee and the Allscripts board of directors reviewed the terms of the Merger Agreement, including, among other things, the restrictions on Allscripts’ interim operations, the conditions to each party’s obligation to complete the merger, the instances in which each party is permitted to terminate the Merger Agreement and the related termination fees payable by each party in the event of termination of the Merger Agreement under specified circumstances, the provisions relating to the composition of the Allscripts board of directors and related corporate governance and management matters and the terms of the Allscripts certificate of incorporation and by-laws that will be in effect at the closing of the merger. The Allscripts audit committee and the Allscripts board of directors also considered the course of negotiations of the Merger Agreement.

Management Arrangements. The Allscripts audit committee and the Allscripts board of directors reviewed the employment agreement for Philip M. Pead and the Incentive Retention Plan for certain executive officers and other employees of Allscripts and Eclipsys adopted in connection with the execution of the Merger Agreement.

Due Diligence. The Allscripts audit committee and the Allscripts board of directors considered the scope of the due diligence investigation of Eclipsys that Allscripts’ management and outside advisors conducted and evaluated the results thereof.

Likelihood of Completion of the Merger. The Allscripts audit committee and the Allscripts board of directors considered the likelihood that the merger will be completed on a timely basis, including the likelihood that all closing conditions with respect to the merger and the transactions contemplated by the Framework Agreement will be satisfied on a timely basis.

Governance. The Allscripts audit committee and the Allscripts board of directors also considered the corporate governance provisions, including the revised corporate governance arrangements under the Framework Agreement providing for, among other things, significantly decreased Misys representation on Allscripts’ board of directors and, after taking into account Eclipsys’ ability to nominate three directors, two of whom will be independent, to the Allscripts board of directors upon consummation of the merger, that a majority of the directors represented on the Allscripts board of directors will be independent following the merger.

The Allscripts audit committee and the Allscripts board of directors also considered the potential risks of the merger, including the following:

Timing for Closing. The Allscripts audit committee and the Allscripts board of directors considered the significant time between announcement and closing and the need for each party to obtain the approval of its stockholders.

Restrictions on Interim Operations. The Allscripts audit committee and the Allscripts board of directors considered the provisions of the Merger Agreement placing restrictions on Allscripts’ operations until completion of the merger.

Diversion of Management. The Allscripts audit committee and the Allscripts board of directors considered the possible diversion of management resulting from the substantial time and effort necessary to complete the merger and integrate the operations of Allscripts and Eclipsys following completion of the merger.

Integration. The Allscripts audit committee and the Allscripts board of directors evaluated the challenges inherent in the combination of two business enterprises of the size and scope of Allscripts and Eclipsys, including the possibility of not achieving the anticipated cost synergies and other benefits sought to be obtained from the merger or not achieving the anticipated benefits of integrating the technologies of the two businesses.

Termination Fee. The Allscripts audit committee and the Allscripts board of directors considered the requirement that Allscripts pay Eclipsys under certain circumstances a termination fee if the Merger Agreement is terminated (including if the Framework Agreement is terminated and the transactions contemplated thereby are not consummated, the Allscripts stockholder approval is not obtained or the Allscripts board of directors or Misys board of directors changes their respective recommendations with respect to the transactions) and, in certain limited circumstances, the requirement that Allscripts pay Eclipsys documented fees and expenses up to $5 million (which are credited against the payment of any termination fee).

The Allscripts audit committee and the Allscripts board of directors believe that, overall, the potential benefits of the merger to Allscripts and its stockholders outweighed the potential risks.

Factors Considered Relating to the Coniston Transactions

In the course of reaching their determination, the Allscripts audit committee and the Allscripts board of directors considered a variety of factors and potential benefits of the Framework Agreement, including the following material factors, among others.

Strategic Considerations. The Allscripts audit committee and the Allscripts board of directors considered the current opportunities that exist in the health care information technology sector and believed that completion of the transactions in the Framework Agreement increases Allscripts’ flexibility to take advantage of those opportunities. The Allscripts audit committee and the Allscripts board of directors considered the unique condition of the sector, where customers are making significant electronic health record buying decisions and are expressing a preference for integrated solutions. The availability of stimulus money from the federal government will further influence buying decisions of customers. These trends may create consolidation opportunities for the sector. The Allscripts audit committee and the Allscripts board of directors further believed that Allscripts is well-positioned through its leading ambulatory offerings and its electronic health record/systems franchise to bolster its offerings through strategic initiatives. Misys’ current ownership position significantly limits Allscripts’ ability to use stock in connection with acquisitions or other material strategic transactions. This limitation decreases Allscripts’ flexibility to take advantage of opportunities to increase stockholder value. The Allscripts audit committee and the Allscripts board of directors discussed these issues with management, Blackstone and representatives of William Blair.

Current Ownership Structure. The Allscripts audit committee and the Allscripts board of directors considered Misys’ reluctance to dilute its approximately 55% ownership position in Allscripts’ outstanding shares. They also considered Misys’ policy of maintaining its listing on the London Stock Exchange. The listing rules of the exchange effectively require Misys to have an ownership interest of 50% or more of Allscripts’ outstanding shares to continue listing Misys’ shares on the London Stock Exchange. As a result, Misys’s current ownership position significantly limits Allscripts’ ability to use stock in connection with acquisitions or other material strategic transactions.

Significantly Decreased Misys Ownership. The Allscripts audit committee and the Allscripts board of directors evaluated Misys’s significantly decreased ownership in Allscripts after completing the transactions in the Framework Agreement and the merger. Specifically, upon completion of the Coniston Transactions and in the event Misys elects to exercise its right to require Allscripts to repurchase approximately 5.3 million Allscripts shares that Misys and its subsidiaries own after the closing of the merger, Misys would then own approximately 8% of the outstanding shares of Allscripts common stock.

Decreased Misys Board Representation and Revised Corporate Governance. The Allscripts audit committee and the Allscripts board of directors considered the corporate governance arrangements under the Framework Agreement providing for significantly decreased Misys representation on Allscripts’ board of directors. Currently, under the present corporate governance arrangements, Misys is entitled to nominate six directors to the ten-person Allscripts board of directors, including the Executive Chairman of the Allscripts board of directors. The remaining current members of the Allscripts board of directors are three independent directors and the Chief Executive Officer. Upon completion of the Coniston Transactions, Misys would no longer control the Allscripts board of directors but would have the ability to nominate up to two directors. So long as Misys retains the right to nominate two directors, one of these directors may serve on the Allscripts nominating committee. If Misys’ ownership falls below 15.5 million shares, then Misys would be entitled to nominate only one director. If Misys’s ownership falls below 5% of Allscripts’ outstanding shares, then Misys would not have the ability to nominate any directors to the Allscripts board of directors. The Framework Agreement also provides for a customary standstill agreement limiting Misys’ ownership percentage to the lesser of 17% of Allscripts’ outstanding shares or 2% above Misys’s ownership at the time of the consummation of the transactions contemplated by the Framework Agreement and the consummation of the merger, respectively, unless otherwise approved by the Allscripts audit committee.

Increased Ability to Pursue Strategic Acquisitions. The Allscripts audit committee and the Allscripts board of directors believed that a significantly decreased Misys ownership in Allscripts, decreased Misys representation on the Allscripts board of directors and a revised corporate governance structure would provide Allscripts with greater flexibility in pursuing strategic initiatives including the use of its stock as consideration in acquisitions. In that case the management of Allscripts would only need to receive the approval of the Allscripts board of directors, a majority of whom were independent directors. Also, the management of Allscripts and the Allscripts board of directors would no longer have a controlling stockholder whose point of view and strategy could possibly differ on strategic acquisitions. The Allscripts audit committee and the Allscripts board of directors further took into account the view of Allscripts’ management that the changed structure may have greater appeal to acquisition candidates and provide further opportunities to create stockholder value.

Additional Benefits of Corporate Structural Changes. The Allscripts audit committee and the Allscripts board of directors considered additional benefits of a changed structure. The current corporate structure as described in the previous factors increasingly limited the ability of Allscripts’ senior management to initiate and complete strategic acquisitions and opportunities. This limitation strained the relationship between senior management and Misys, as the controlling stockholder. As noted above, the Framework Agreement allows the Allscripts more opportunities to create potential value such as the merger. It also allows Allscripts and Misys to separate on an amicable basis without the need to resolve these limitations in a manner that could affect the value of Allscripts. With the corporate structural changes, Allscripts’ board of directors would have a majority of independent directors that could exercise its judgment on the strategic direction of Allscripts. The Allscripts audit committee and the Allscripts board of directors also considered the impact of the corporate structural changes on eliminating the possibility of potential management perspectives different from those of Misys, minimizing potential conflicts with a controlling stockholder and reducing costs associated with the current Misys relationship.

Possibility of Merger Not Occurring. The Allscripts audit committee and the Allscripts board of directors also considered the possibility that the transactions under the Framework Agreement would close but the merger would not occur.

Stock Price. The Allscripts audit committee and the Allscripts board of directors considered the current and historical stock prices for Allscripts. They believed that Allscripts’ market valuation reflects expectations for and confidence in Allscripts’ management and its business model to capitalize on opportunities in Allscripts’ sector. They further believed that the Framework Agreement provided an increased flexibility to meet those expectations.

Allscripts No Longer Misys Subsidiary. The Allscripts board of directors and the Allscripts audit committee considered the effects of Allscripts no longer trading as a subsidiary of Misys. Allscripts and Misys completed transactions in October 2008 in which Misys became the majority owner of Allscripts’ outstanding stock. Trading strategies of investors in Misys, as the majority stockholder of Allscripts, as well as investor reaction to corporate developments of Misys may affect the stock price of Allscripts. If Misys holds a significantly reduced stock ownership position in Allscripts, then the Allscripts board of directors and the Allscripts audit committee believe that over the longer term, the effect of such trading strategies and investor reactions may decline.

Financial Considerations and Increased Debt. The Allscripts audit committee and the Allscripts board of directors considered the expected financial impact upon completion of the transactions under the Framework Agreement, including the increased debt on Allscripts’ financial statements. They also considered the terms of financing this debt and Allscripts’ ability to repay this debt. The Allscripts audit committee and the Allscripts board of directors further considered the favorable effect of the merger on Allscripts’ ability to pay down the debt due to increased cash flow. In considering these issues the Allscripts audit committee and the Allscripts board of directors consulted with management, Blackstone and representatives of William Blair.

Opinion of Blackstone. The Allscripts audit committee and the Allscripts board of directors considered the financial presentation of Blackstone and its opinion to the Allscripts audit committee and the Allscripts board of directors that, as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, the consideration that Allscripts would pay to repurchase its shares of common stock that Misys and its subsidiaries own pursuant to the Framework Agreement was fair, from a financial point of view, to the minority stockholders of Allscripts. The Allscripts audit committee and the Allscripts board of directors were aware that a large portion of Blackstone’s fee is contingent upon the closing of a transaction that results in Misys owning less than 50% of the outstanding shares of Allscripts common stock. They concluded that this factor did not materially detract from Blackstone’s opinion.

Opinion of William Blair. The Allscripts audit committee and the Allscripts board of directors considered the opinion of William Blair to the Allscripts audit committee and the Allscripts board of directors as of June 8, 2010 and based upon and subject to the assumptions, qualifications and limitations discussed in such opinion, as to the fairness, from a financial point of view, to the holders of Allscripts common stock other than Misys and its affiliates of the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement.

Premium Payment. The Allscripts audit committee and board of directors considered that Allscripts’ (i) initial repurchase of 24.4 million of its shares from Misys for $577.4 million included a premium of $117.4 million and (ii) contingent repurchase of 5.3 million of its shares from Misys for $101.6 million included a premium of $1.6 million. The $117.4 million and $1.6 million premiums, aggregating to a total premium of $119 million to Misys, were calculated relative to the 10-trading day volume weighted average price for shares of Allscripts stock as of June 8, 2010, which was $18.82 per share. The Allscripts audit committee and board of directors also considered that, calculated relative to the one-day pre-announcement closing market price of $18.42 per share, the total premium to Misys was $130.9 million. They also took into account the consideration Misys paid in 2008 in acquiring 56.8% of Allscripts’ issued and outstanding common stock and other factors referenced in this section. The Allscripts audit committee and board of directors recognized that the total premium to Misys – measured relative to both Allscripts shares’ 10-trading day volume weighted average price and one-day pre-announcement closing market price – falls within the range of premium payments observed in each of the four precedent transaction samples that Blackstone and William Blair identified.

Strategic Alternatives. The Allscripts audit committee and the Allscripts board of directors considered the trends and competitive developments in the industry and the range of possible alternatives available to Allscripts, including the possibility of continuing to operate with Misys as a majority stockholder.

Recommendation of Management. The Allscripts audit committee and the Allscripts board of directors took into account management’s recommendation in favor of the transactions contemplated by the Framework Agreement.

Terms of the Framework Agreement. The Allscripts audit committee and the Allscripts board of directors reviewed the terms of the Framework Agreement, including, among other things, the conditions to each party’s obligation to complete the transactions contemplated by the Framework Agreement and the instances in which each party is permitted to terminate the Framework Agreement. The Allscripts audit committee and the Allscripts board of directors recognized that, in order for Misys to be willing to proceed with the transactions contemplated by the Framework Agreement, there would not be a condition requiring approval of the transactions by a majority of Allscripts minority stockholders and Misys would require that Allscripts acquire Misys’ U.S. holding company. The Allscripts audit committee and the Allscripts board of directors recognized that Misys’ requirement that Allscripts acquire Misys’ U.S. holding company would subject Allscripts to significant contingent tax liabilities, and took into consideration the provisions of the Framework Agreement requiring Misys to indemnify Allscripts for these liabilities and to provide bank guarantees to support this indemnification obligation. The Allscripts audit committee and the Allscripts board of directors also took into consideration the tax opinion delivered to Allscripts by KPMG LLP, its tax advisor, concluding, among other things, that, based on relevant representations and assumptions, the transactions contemplated by the Framework Agreement will not result in the recognition of the built-in gain inherent in the Allscripts stock held by Newco. The Allscripts audit committee and the Allscripts board of directors also considered the course of negotiations of the Framework Agreement.

Diversion of Management. The Allscripts audit committee and the Allscripts board of directors considered the possible diversion of management resulting from the substantial time and effort necessary to complete the transactions contemplated by the Framework Agreement.

The Allscripts audit committee and the Allscripts board of directors also considered a variety of factors, including those discussed below, relating to the procedural safeguards involved in the negotiation of the Framework Agreement.

Procedural Considerations. The Allscripts audit committee consists solely of independent directors, who are directors that are not officers, employees or affiliated in any way with Misys. The Allscripts audit committee and the Allscripts board of directors considered that Allscripts’ constituent documents require that the audit committee approve the transactions contemplated by the Framework Agreement, as well as the approval of the full board of directors. The Allscripts audit committee and the Allscripts board of directors also considered that in view of Misys’s ownership of a majority of Allscripts’ outstanding shares of common stock, Misys could decline entering into any agreement to change Allscripts’ capital and governance structure.

Background of the Negotiations. The Allscripts audit committee and the Allscripts board of directors considered the background of the negotiations. The Allscripts audit committee and the Allscripts board of directors believed that the extensive negotiations involving the audit committee and Misys, and the active and direct role of the members of the audit committee in guiding the negotiations with respect to the proposed transactions, resulted in an arm’s length process with respect to the terms of the Framework Agreement. Prior to signing the Framework Agreement, the Allscripts audit committee had 28 meetings and the board of directors had 10 meetings and had numerous informal conversations regarding these transactions and the merger.

The foregoing discussion of the factors considered by the Allscripts audit committee and the Allscripts board of directors is not intended to be exhaustive, but rather includes material factors considered. The Allscripts audit committee, in reaching its decision to recommend that the Allscripts board of directors approve the Merger Agreement, and the Allscripts board of directors, in reaching its decision to approve the Merger Agreement, did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Allscripts audit committee and the Allscripts board of directors each considered these factors as a whole, including discussions with, and questioning of, Allscripts management, and their respective financial and legal advisors, and overall considered the factors to be favorable to, and to support, their respective determinations.

Recommendation of the Eclipsys Board of Directors and its Reasons for the Merger

The Eclipsys board of directors has approved the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, and has declared the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement advisable and in the best interests of Eclipsys and its stockholders. The Eclipsys board of directors recommends that you vote “FOR” the adoption of the Merger Agreement, and “FOR” the proposal to adjourn the Eclipsys special meeting, if necessary.

In the course of reaching their determination, the Eclipsys board of directors considered a variety of factors and potential benefits of the Merger Agreement, including the following material factors, among others.

Strategic Considerations and Addressing Challenges and Opportunities in the Market:

The Eclipsys board of directors believes that market factors have caused clients to accelerate health information technology purchasing decisions that will help shape the market landscape for years to come. These factors include increased competitiveness among hospitals, closer affiliations between hospitals and referring physicians, evolving healthcare industry dynamics such as payor reimbursement rates and requirements, regulatory and certification mandates, federal funding provided by HITECH passed as part of the American Recovery and Reinvestment Act (ARRA), technological advances and the increasing use and capabilities of health information technology, and the anticipated relaxation of The Ethics in Patient Referrals Act (Stark Law). These factors have driven a growing convergence of the acute and ambulatory markets, which have historically been largely distinct but are now quickly consolidating. This consolidation has caused Eclipsys’ current and prospective clients to focus on seeking broad, functionally integrated single-platform solutions that include market-leading acute care and ambulatory elements.

In addition, various factors including increased market competition among health information technology providers, accelerating technological evolution, greater utilization of health information technology and demands for integration across a growing healthcare spectrum, more challenging regulatory requirements, economic conditions, and investor expectations have combined to result in a more complex and challenging business environment that the Eclipsys board believes can better be managed with greater financial and operational scale.

In evaluating how to adapt to these market factors, the Eclipsys board of directors has considered possible alternatives available to Eclipsys, including the acquisition of one or more companies to pursue various objectives and the increased scale and acceleration of development of Eclipsys’ integrated acute and ambulatory offering, as well as various other internal development initiatives to address market developments including the convergence of the acute and ambulatory markets, investments from outside sources, and combinations with companies looking to enter the health information technology market. The board believes that the merger will confer various strategic, operational and financial benefits that will likely enable the combined company to address challenges and capitalize upon opportunities more quickly and effectively than Eclipsys alone, and will result in better long-term value prospects for Eclipsys stockholders than other available alternative strategic courses of action. In reaching this conclusion, the Eclipsys board of directors formed the following views:

Scale and Scope. The merger could quickly result in a combined company with significantly greater diversification, scale and scope in the industry than Eclipsys alone, which will enable Eclipsys to increase its addressable market faster than by continuing to build its own capabilities. The combined company will have the ability to integrate the market-leading technologies of Eclipsys and Allscripts and offer its customers an integrated acute/ambulatory/post-acute electronic health record solution and a broader set of leading capabilities with a total customer base of approximately 1,500 hospitals, 180,000 physician users and 10,000 post-acute providers.

Meeting Market Demands. The merger provides the combined company with the ability to join the Allscripts and Eclipsys market-leading acute and ambulatory offerings into a functionally integrated solution that should be compelling to the market. Eclipsys will be able to make this functionally integrated solution available in the market more quickly and efficiently, with more predictable results and at lower costs to clients through the merger than could be accomplished through other available alternative strategic courses of action. Both companies utilize the Microsoft .Net platform (a more modern and flexible platform than alternatives), have experience integrating their respective solutions at various clients already, and share common development and architectural approaches and philosophies. In addition, the market perceives Eclipsys as strong in the acute arena and Allscripts as strong in the ambulatory arena, which will enable the combined company to take advantage of those market perceptions, rather than trying to remake them to suit alternative strategies. Eclipsys’ plan to meet market demand through the enhancement and marketing of its own ambulatory capabilities is likely to face obstacles such as the costs and challenges of introducing new solutions, the time associated with new development relative to the immediacy of customer purchasing decisions, and market perceptions, and these obstacles can be avoided by combining with Allscripts to take advantage of its expertise, capabilities, reputation and platform in the ambulatory market. For all of these reasons, the merger should give the combined company, with its market leading integrated acute care and ambulatory functionality, the best opportunity to take advantage of current market dynamics to increase market share and position the business favorably for the next several years.

Cost and Revenue Synergies. The combined company will be able to achieve cost synergies through elimination of redundant expenses and leveraging common resources, so as to increase efficiency and operating margins. In addition, the combined company will have increased revenue opportunities from cross selling into each company’s existing customer base along with potential sales to new customers interested in a full service, integrated suite of products.

Impact of the Merger on Customers and Employees. The merger will benefit customers by enhancing operations, strengthening reliability and extending connectivity across the continuum of care. The merger will also provide more opportunities for employees in a larger, more competitive company, which will help with recruiting and retention in an increasingly competitive environment.

American Recovery and Reinvestment Act. The combined company will be better positioned to help clients leverage more effectively the federal funding for hospital and physician adoption of Electronic Health Records that is provided by the American Recovery and Reinvestment Act.

Management Arrangements. The combined company will have a rich base of talented and experienced employees in key positions and will be able to draw upon the combined experience of two strong senior management teams, as described in the section entitled “The Merger Agreement—Management and Board of Directors of Allscripts After the Merger” beginning on page 179. Mr. Tullman will continue as Chief Executive Officer of the combined company, Mr. Pead will serve as the Chairman of the board of directors of the combined company, Messrs. Fife and Kangas, who currently serve as members of the board of directors of Eclipsys, will serve on the board of directors of the combined company, and members of the senior management team of Eclipsys will serve as members of the combined company’s executive team. This continuity of Eclipsys management will help the combined company with integration and client retention and service, and will facilitate achievement of the anticipated benefits of the merger.

Retained Equity Interest. The fact that the merger consideration consists of Allscripts common stock will permit the Eclipsys stockholders to retain an equity interest in the combined company with the opportunity to share in its future growth.

Stock Trading Considerations. The increased size and market capitalization of the combined company should provide greater stockholder liquidity, make the combined company an attractive investment for a broader range of potential investors, and improve analyst coverage, all of which should help increase stockholder value.

Financial Considerations. The combined company will have a solid financial profile, with greater revenue and cash flow generating capabilities and a stronger capital structure, making the combined company better able to take advantage of strategic opportunities.

Innovation. Innovation is a driver of competitive differentiation in the evolving health information technology market. The advantages of the combined company, including increased scale, access to each company’s technology, development resources, and client support, and meaningful participation at each point in the health information technology spectrum, will all contribute to the combined company’s innovative capabilities and ability to influence the market and accelerate the pace of adoption for electronic-prescribing, electronic health records and other health information technology solutions.

Terms of Merger Agreement and Related Transactions:

In forming the views described above, the Eclipsys board of directors considered various additional factors, including, among others, the following:

Terms of the Merger Agreement. The Eclipsys board of directors reviewed the terms of the Merger Agreement, including the restrictions on Eclipsys’ interim operations, the conditions to each party’s obligation to complete the merger, the instances in which each party is permitted to terminate the Merger Agreement and the related termination expenses and termination fees payable by each party in the event of termination of the Merger Agreement under specified circumstances. The Eclipsys board of directors also considered the course of negotiations of the Merger Agreement.

Stock Premium. The Eclipsys board of directors evaluated the premium to Eclipsys stockholders implied by the 1.2 Exchange Ratio and the fact that the Exchange Ratio is fixed and will not change based upon any changes in the market price of Allscripts or Eclipsys common stock between the date of the Merger Agreement and the date of the consummation of the merger.

Tax-Free Reorganization. The Eclipsys board of directors considered the intention that the merger will be considered a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

Coniston Transactions. The Eclipsys board of directors considered the terms of the agreements relating to the Coniston Transactions, including the commitments by Allscripts and Misys, subject to the terms and conditions of those agreements, to complete the Coniston Transactions, the terms of the restructuring to be completed by Allscripts and Misys in connection with the completion of the Coniston Transactions, and the terms of the relationship between Allscripts and Misys following the completion of the Coniston Transactions, including the board representation rights of Misys and the standstill and noncompete covenants by Misys in favor of Allscripts. The Eclipsys board of directors also considered the fact that, under certain circumstances, Allscripts will be obligated to pay Eclipsys a termination fee if the Coniston Transactions are not completed.

Misys and Allscripts Recommendations. The Eclipsys board of directors considered the recommendation of the Misys board of directors that the Misys stockholders approve the Coniston Transactions at the Misys special meeting, and the recommendation of the Allscripts audit committee and the Allscripts board of directors that the Allscripts stockholders approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts special meeting.

Misys Voting Agreement. The Eclipsys board of directors considered the fact that the agreement of Misys and its subsidiaries to vote 15.5 million of their shares of Allscripts common stock in favor of the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, which represent approximately 10.6% of the outstanding shares of Allscripts common stock as of June 7, 2010, will increase the likelihood that the stockholders of Allscripts will approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts stockholders meeting, and the fact that, under certain circumstances, Allscripts will be obligated to pay Eclipsys a termination fee if the Allscripts stockholders do not approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts stockholders meeting.

ValueAct Voting Agreement. The Eclipsys board of directors considered the fact that the agreement of ValueAct to vote its shares of Misys stock, which represent approximately 25.7% of the outstanding shares of stock of Misys as of June 9, 2010, in favor of the Coniston Transactions, will increase the likelihood that the stockholders of Misys will approve the Coniston Transactions at the Misys shareholders meeting, and the fact that, under certain circumstances, Allscripts will be obligated to pay Eclipsys a termination fee if the Misys stockholders do not approve the Coniston Transactions.

Director Voting Undertakings. The Eclipsys board of directors considered the fact that the voting agreements executed by certain directors of Eclipsys in which the directors agreed to vote their shares of Eclipsys common stock to adopt the Merger Agreement at the Eclipsys stockholders meeting will increase the likelihood that the stockholders of Eclipsys will approve the merger at the Eclipsys stockholders meeting. The Eclipsys board of directors also considered the fact that the voting agreements executed by certain directors of Allscripts in which the directors agreed to vote their shares of Allscripts common stock in favor of the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts stockholders meeting will increase the likelihood that the stockholders of Allscripts will approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts stockholders meeting.

Due Diligence. The Eclipsys board of directors considered the scope of the due diligence investigation of Allscripts that Eclipsys’ management and outside advisors conducted, which included both public and non-public information concerning the financial performance, business, condition, prospects and operations of each of Allscripts and Eclipsys, and evaluated the results thereof.

Background of the Negotiations. The Eclipsys board of directors considered the background of the negotiations related to the merger and related transactions. The Eclipsys board of directors believed that the extensive negotiations involving the Eclipsys board of directors and the Allscripts board of directors and the Allscripts audit committee and the Misys board of directors, and the active and direct role of the members of the Eclipsys board of directors in guiding the negotiations with respect to the proposed merger, resulted in an arm’s length process with respect to the terms of the Merger Agreement. Prior to signing the Merger Agreement, the Eclipsys board of directors had at least 25 meetings and had numerous informal conversations regarding the merger.

Debt Commitment. The Eclipsys board of directors, with the assistance of its advisors, considered the terms of the Debt Commitment Letter issued by JPMCB, J.P. Morgan Securities Inc., Barclays Bank PLC, Barclays Capital, UBS Securities LLC and UBS Loan Finance LLC to provide the Debt Financing to Allscripts to fund the Share Repurchase and the Contingent Repurchase and to provide working capital for the combined company and the fact that, under certain circumstances, Allscripts will be obligated to pay Eclipsys a termination fee of approximately $17.7 million under certain circumstances if the Coniston Transactions fail to occur, including because the Debt Financing is not completed.

Allscripts Termination Fee and Transaction Expense Reimbursement. The Eclipsys board of directors considered the circumstances under which Allscripts will be obligated to reimburse Eclipsys for its transaction expenses up to $5 million or to pay Eclipsys a termination fee of approximately $17.7 million upon termination of the Merger Agreement and that the termination fee will be $40 million if the Merger Agreement is terminated after the closing of the Coniston Transactions.

Eclipsys Termination Fee and Transaction Expense Reimbursement. The Eclipsys board of directors considered the circumstances under which Eclipsys will be obligated to reimburse Allscripts for its transaction expenses up to $5 million or to pay Allscripts a termination fee of approximately $17.7 million upon termination of the Merger Agreement and that the termination fee will be $40 million if the Merger Agreement is terminated after the closing of the Coniston Transactions, and the view of the Eclipsys board of directors that these provisions should not preclude bona fide alternative proposals from third parties involving Eclipsys.

Additional Monetary Damages. The Eclipsys board of directors considered the right of Eclipsys to elect either to accept a termination fee or seek monetary damages for Eclipsys as a result of a willful breach of the Merger Agreement, the Framework Agreement or the Misys Voting Agreement if the Merger Agreement is

terminated before the Coniston Transactions are completed. The Eclipsys board of directors also considered the right of Eclipsys both to accept a termination fee and retain the right to seek monetary damages as a result of a willful breach of the Merger Agreement, the Framework Agreement or the Misys Voting Agreement if the Merger Agreement is terminated after the Coniston Transactions are completed.

Material Adverse Effect. The Eclipsys board of directors considered the fact that certain events and circumstances described under “The Merger Agreement—Eclipsys Material Adverse Event” beginning on page __ will be excluded in the determination of whether or not a material adverse effect with respect to Eclipsys has occurred that could cause a termination of the Merger Agreement. The Eclipsys board of directors also considered that the absence of a material adverse effect with respect to Allscripts is a condition to the merger.

Recommendation of Management. The Eclipsys board of directors took into account the positive recommendation of Eclipsys’ senior management with respect to the merger.

Opinion of Perella Weinberg. The Eclipsys board of directors considered the oral opinion, subsequently confirmed in writing, rendered by Perella Weinberg to the board of directors of Eclipsys that, on June 8, 2010 and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the exchange ratio of 1.2 shares of Allscripts common stock to be received in respect of each share of Eclipsys common stock in the merger was fair, from a financial point of view, to the holders of Eclipsys common stock, other than Allscripts and its affiliates. The Eclipsys board of directors was aware that a significant portion of Perella Weinberg’s fee is contingent upon the consummation of the merger and concluded that this fact did not materially detract from its reliance upon Perella Weinberg’s opinion.

The Eclipsys board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including:

Stockholder Approval for the Merger. The Eclipsys board of directors considered the fact that the merger is subject to the approval of the stockholders of Eclipsys and that the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement is subject to the approval of the stockholders of Allscripts.

Timing and Conditions for Closing. The Eclipsys board of directors considered the significant time between announcement and closing of the merger and the potential impact of the length of this period of time on Eclipsys’ business.

Stockholder Approval for the Coniston Transactions. The Eclipsys board of directors considered the fact that the Coniston Transactions are subject to the approval of the stockholders of Misys.

Coniston Transactions. The Eclipsys board of directors considered that the merger is subject to the completion of the Coniston Transactions, including the Share Repurchase and the Secondary Offering, that the completion of the Coniston Transactions is subject to closing conditions the satisfaction of which are outside the control of Eclipsys, and that the completion of the Coniston Transactions is not assured, and as a result, the merger may not be completed.

Debt Financing. The Eclipsys board of directors considered that the Share Repurchase is subject to completion of the Debt Financing, that the completion of the Debt Financing is subject to closing conditions the satisfaction of which are outside the control of Eclipsys, and that the completion of the Share Repurchase is not assured, and as a result, the merger may not be completed.

Secondary Offering Floor Price. The Eclipsys board of directors considered that the Secondary Offering is subject to the sale by Misys and its subsidiaries of the required number of shares of Allscripts common stock at a price to the public of not less than $16.50 per share and that if such number of shares of Allscripts common stock cannot be sold at a price to the public at or above the floor price, the merger may not be completed. The Eclipsys board of directors also considered the fact that the timing of the launch of the Secondary Offering could be affected by market conditions and market disruptions and by decisions to delay the launch of the Secondary Offering due to pending earnings announcements or concerns about potential fluctuations in the Allscripts stock price during the offering period.

Eclipsys Material Adverse Effect. The Eclipsys board of directors considered that the absence of a material adverse effect with respect to Eclipsys is a condition to the merger.

Customers and Material Adverse Effect. The Eclipsys board of directors evaluated the fact that customers of Eclipsys may elect to acquire services and products from another provider as a result of the proposed merger and that, subject to certain exceptions, the loss of customers may be taken into account in determining whether or not a material adverse effect has occurred with respect to Eclipsys.

Change of the Recommendation of the Allscripts Board of Directors. The Eclipsys board of directors considered that the Allscripts board of directors may change or withdraw its recommendation in favor of the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement if there is an unsolicited acquisition proposal for Allscripts that the Allscripts board of directors considers to be superior to the merger or if the Allscripts board of directors determines that, because of the existence of certain intervening events, the Allscripts board of directors is required by its fiduciary duties to change or withdraw its recommendation to the Allscripts stockholders to approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and that any change or withdrawal in the recommendation of the Allscripts board of directors may make it less likely that the Allscripts stockholders will approve the issuance of shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement at the Allscripts special meeting.

Change of Recommendation of the Misys Board of Directors. The Eclipsys board of directors considered that the Misys board of directors may change or withdraw its recommendation to the Misys shareholders to approve the Coniston Transactions if there is an unsolicited acquisition proposal for Allscripts that the Misys board of directors considers to be superior to the Coniston Transactions or if the Misys board of directors determines that, because of the existence of certain intervening events, the Misys board of directors is required by its fiduciary duties to change or withdraw its recommendation to the Misys shareholders to approve the Coniston Transactions. The Eclipsys board of directors also considered the fact that if the Misys board of directors change or withdraw such recommendation, ValueAct’s obligation under its voting agreement to vote its shares of stock of Misys in favor of the Coniston Transactions will terminate.

Limit on Reimbursement of Transaction Expenses. The Eclipsys board of directors considered the fact that, if the Merger Agreement is terminated prior to the closing of the Coniston Transactions under circumstances requiring that Allscripts reimburse Eclipsys for its transaction expenses, then the reimbursement of Eclipsys’ transaction expenses by Allscripts is capped at $5 million.

Limit on Termination Fee under Certain Circumstances. The Eclipsys board of directors considered the fact that, if the Merger Agreement is terminated prior to the closing of the Coniston Transactions under circumstances requiring that Allscripts pay a termination fee to Eclipsys, then the termination fee is limited by London Stock Exchange rules to approximately $17.7 million and the effect that this termination fee may have on the interest of third parties in making an unsolicited proposal to acquire Allscripts prior to the Allscripts special meeting.

Limit on Additional Monetary Damages under Certain Circumstances. The Eclipsys board of directors considered the fact that, if the Merger Agreement is terminated prior to the closing of the Coniston Transactions under circumstances requiring that Allscripts pay a termination fee to Eclipsys and Eclipsys accepts a termination fee from Allscripts, then Eclipsys will lose its right to make a claim for monetary damages to Eclipsys resulting from a willful breach of the Merger Agreement, the Framework Agreement or the Misys Voting Agreement.

Difficulty of Integration. The Eclipsys board of directors evaluated the challenges inherent in the combination of two businesses of the size and scope of Allscripts and Eclipsys and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time.

Realization of Synergies. The Eclipsys board of directors evaluated the risk of not capturing all the anticipated cost savings and operational synergies between Allscripts and Eclipsys and the risk that other anticipated benefits of the merger might not be realized.

Debt Service. The board of directors of Eclipsys considered the ability of the combined company to meet the covenants and repay the indebtedness in respect of the Debt Financing.

Regulatory Approval. The Eclipsys board of directors considered the fact that the merger is subject to the pre-merger notification requirements of HSR and the risk that the FTC or the DOJ may raise objections to the merger in response to the HSR filings by Allscripts and Eclipsys or impose conditions on the merger or delay the closing of the merger as a result of a request for additional information.

Unanticipated Changes. The Eclipsys board of directors evaluated the risk that changes in the regulatory, competitive or technological landscape may adversely affect the ability of the combined company to achieve the benefits anticipated to result from the merger.

Uncertainty Created by a Fixed Exchange Ratio. The Eclipsys board of directors considered the fact that the 1.2 exchange ratio is fixed and will not fluctuate in the event of changes in the market price of Allscripts common stock or Eclipsys common stock, and Eclipsys stockholders will not know the dollar value of the merger consideration to be received in the merger at the time of the Eclipsys special meeting. The board also considered the fact that the exchange ratio is not “collared” or otherwise structured to adjust the merger consideration in the event of a decline in the Allscripts stock price prior to the merger closing.

Restrictions on Interim Operations. The Eclipsys board of directors considered the restrictions on the conduct of Eclipsys’ business prior to completion of the merger, which require that Eclipsys conduct its business only in the ordinary course, subject to specific limitations, and which may delay or prevent Eclipsys from undertaking business opportunities that may arise pending completion of the merger.

Outside Date. The Eclipsys board of directors considered the fact that the Merger Agreement can be terminated by Allscripts if the merger has not been completed by December 16, 2010 and that there are numerous factors that are outside the control of Eclipsys that could affect the ability of Allscripts and Eclipsys to complete the merger by this date.

Impact of Non-Completion. The Eclipsys board of directors evaluated the potential adverse impact on Eclipsys and its business, revenues, expenses, customers, partners, employees and prospects if the merger is not completed.

Interests of Eclipsys Directors and Officers in the Merger. The Eclipsys board of directors considered and evaluated the fact that certain of Eclipsys’ directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of Eclipsys’ stockholders generally. See the section entitled “The Merger—Interests of Eclipsys Directors and Executive Officers in the Merger” beginning on page 153.

Other Risk Factors. The Eclipsys board of directors considered and evaluated the risks of the type and nature described under the section entitled “Risk Factors” beginning on page 23, and the matters described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 64.

The foregoing discussions of information and factors considered by the Eclipsys board of directors are not intended to be exhaustive but are intended to reflect the material factors considered. In light of the wide variety of factors considered, the Eclipsys directors did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered, and individual directors may have given differing weights to different factors. The Eclipsys board of directors considered these factors in the aggregate, including discussions with, and questioning of, Eclipsys management, and their respective financial and legal advisors, and overall considered the factors to be net favorable to, and to support, their respective determinations.

Opinion of Blackstone, Financial Advisor to the Allscripts Audit Committee

Pursuant to an engagement letter dated November 15, 2009, the Allscripts audit committee retained Blackstone to act as its financial advisor for the purpose of rendering to the Allscripts board of directors and the Allscripts audit committee an opinion as to the fairness, from a financial point of view, to the minority stockholders of Allscripts common stock, which includes all stockholders other than Misys and its direct and indirect subsidiaries, of the aggregate consideration to be paid by Allscripts in the Share Repurchase. At the meeting of the Allscripts board of directors on June 8, 2010, Blackstone rendered its oral opinion, subsequently confirmed in writing, to the Allscripts board of directors and the Allscripts audit committee that, as of that date and based on and subject to various assumptions, matters considered, qualifications and limitations described in the Blackstone opinion, the aggregate consideration to be paid by Allscripts in the Share Repurchase was fair to the minority stockholders of Allscripts from a financial point of view.

The full text of the written opinion of Blackstone, dated June 8, 2010, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Blackstone in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus/information statement. Allscripts encourages its stockholders to read the opinion carefully in its entirety. The Blackstone opinion was limited to the fairness, from a financial point of view, to the minority stockholders of Allscripts of the aggregate consideration to be paid by Allscripts in the Share Repurchase, and Blackstone expressed no opinion as to the fairness of the Share Repurchase to the holders of any other class of securities, creditors or other constituencies of Allscripts or as to the underlying decision by Allscripts to engage in the Share Repurchase or merger. The Blackstone opinion does not constitute a recommendation to any stockholder as to how such holder should vote with respect to the Share Repurchase, merger or other matter, and should not be relied upon by any stockholder as such. The summary of the Blackstone opinion set forth in this joint proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this joint proxy statement/prospectus/information statement.

In arriving at its opinion, Blackstone, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of Allscripts which it believed to be relevant to its inquiry;

•

Reviewed certain internal information concerning the business, financial condition and operations of Allscripts prepared and furnished to it by the management of Allscripts that it believed to be relevant to its inquiry;

•	Reviewed certain estimates and forecasts relating to Allscripts prepared and furnished to it by the management of Allscripts;

•

Discussed the operating and regulatory environment, financial condition, prospects and strategic objectives (including acquisitions as an integral component of Allscripts’ strategy) of Allscripts, as well as the impact of the Coniston Transactions on such strategic objectives, with members of management and the Allscripts audit committee;

•

Reviewed factors related to the control of Allscripts by Misys, including Misys’s current ownership of approximately 55% of Allscripts’ equity securities and its ability to nominate six of the Allscripts’ ten directors;

•	Compared certain financial information for Allscripts with similar information for certain other publicly traded health information technology companies;

•	Reviewed the financial terms of certain recent business combinations in the health information technology industry;

•	Reviewed the historical market prices and trading activity for Allscripts common stock;

•

Reviewed the financial terms, to the extent publicly available, of certain transactions involving third party acquisitions and recapitalizations with dual-class share structures which it believed to be relevant to its inquiry;

•

Reviewed an analysis prepared by William Blair, which was not independently verified by Blackstone, with respect to the financial terms, to the extent publicly available, of certain transactions involving other companies’ stock repurchases and third-party block trades;

•	Reviewed a draft of the Framework Agreement provided to Blackstone on June 8, 2010;

•	Reviewed drafts of the Amended and Restated Relationship Agreement, Registration Rights Agreement, and the Misys Voting Agreement; and

•	Performed such other studies and analyses, and took into account such other matters, as it deemed appropriate.

In preparing its opinion, at the direction of the Allscripts audit committee, Blackstone relied upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to it by Allscripts or otherwise discussed with or reviewed by or for Blackstone. In rendering its opinion, Blackstone assumed and relied upon, without independent verification, the accuracy and completeness of all other information examined by or otherwise reviewed or discussed with it for purposes of its opinion. The management of Allscripts advised Blackstone and Blackstone assumed that the financial and other projections prepared by Allscripts and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, were reasonably prepared in accordance with industry practice and represent management’s best estimates and judgments as of the date of their preparation. Blackstone assumed no responsibility for and expressed no opinion as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied with the consent of the Allscripts audit committee upon the assurances of the management of Allscripts that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

Blackstone was not asked to undertake, and Blackstone did not undertake, an independent verification of any information (including the information described in the preceding paragraph), nor was Blackstone furnished with any such verification, and Blackstone did not assume any responsibility or liability for the accuracy or completeness thereof. Blackstone did not perform due diligence on Allscripts’ physical properties and facilities; sales, marketing, distribution or service organizations; or product markets. Blackstone did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Allscripts, nor was Blackstone furnished with any such evaluations or appraisals, and Blackstone did not evaluate the solvency of Allscripts under any state or federal laws.

Blackstone’s opinion does not reflect any views on the impact that either the public announcement or the completion of the transactions contemplated by the Framework Agreement or the Merger Agreement with Eclipsys referred to below will have on Allscripts, its financial statements, or the trading value of the Allscripts’ common stock.

The Framework Agreement provides for the simultaneous execution of binding legal agreements and public announcement of a merger with Eclipsys in conjunction with the execution of binding legal agreements and public announcement of the Share Repurchase and other transactions contemplated by the Framework Agreement. The completion of the Share Repurchase is not conditioned on the completion of the merger with Eclipsys. The Allscripts audit committee directed Blackstone to assume for purposes of its opinion that either (i) the merger between Allscripts and Eclipsys is terminated prior to being completed without penalty to Allscripts other than the liability associated with the possibility of a termination fee contemplated by the Merger Agreement or (ii) alternatively, if such merger is completed, such merger is fair to Allscripts and the minority stockholders of Allscripts. Blackstone assumed with the consent of the Allscripts audit committee that the Allscripts board of directors and the Allscripts audit committee will make the determination described in clause (ii) above; Blackstone expressed no opinion as to the fairness of such merger, the Exchange Ratio provided for in such merger or the underlying business decision of Allscripts to engage in such merger.

Blackstone also assumed with the consent of the Allscripts audit committee that the final executed form of the Framework Agreement did not differ in any material respect from the draft provided to Blackstone on June 8, 2010 and the completion of the Coniston Transactions would be effected in accordance with the terms and conditions of the Framework Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Coniston Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Allscripts. Blackstone is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Allscripts and its legal, tax and regulatory advisors with respect to such matters. In addition, the Allscripts audit committee directed Blackstone to assume for purposes of its opinion that, as a result of certain indemnities from Misys (which indemnities are intended to be supported by certain bank guaranties) provided under the Framework Agreement, Allscripts would not be exposed to any tax liabilities associated with Allscripts’ acquisition of Newco, a subsidiary of Misys, which subsidiary would be acquired by Allscripts as part of the Coniston Transactions.

In connection with its engagement, Blackstone was not authorized to solicit, and Blackstone did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Allscripts or its assets. Blackstone did not consider the relative merits of the Coniston Transactions or merger as compared to any other business plan or opportunity that might be available to Allscripts or the effect of any other arrangement in which Allscripts might engage. Blackstone’s opinion is limited to the fairness, from a financial point of view, to the minority stockholders of Allscripts of the consideration to be paid in the Share Repurchase, and Blackstone expressed no opinion as to the fairness of the Share Repurchase to the holders of any other class of securities, creditors or other constituencies of Allscripts or as to the underlying decision by Allscripts to engage in the Share Repurchase. Blackstone’s opinion does not address any other aspect or implication of the Share Repurchase, the Framework Agreement, or any other agreement or understanding entered into in connection with the transactions or otherwise. Blackstone also expressed no opinion as to the fairness of the amount or nature of any compensation to any of Allscripts’ officers, directors or employees, or any class of such persons, relative to the compensation paid for the Repurchase Shares. Blackstone’s opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to Blackstone, as of the date of the opinion. Blackstone did not express any opinion as to the impact of the Coniston Transactions on the solvency or viability of Allscripts or the ability of Allscripts to pay its obligations when they become due; Blackstone noted that the Framework Agreement provided that Allscripts would receive a solvency letter prior to closing the Share Repurchase.

Blackstone’s opinion does not constitute a recommendation to any stockholder as to how such holder should vote with respect to any matter and should not be relied upon by any stockholder as such. Blackstone assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion letter. Blackstone’s opinion was approved by a fairness committee of the firm in accordance with established procedures.

As a part of its investment banking business, Blackstone and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Blackstone was selected as a financial advisor to the Allscripts audit committee with respect to the Share Repurchase on the basis of Blackstone’s experience and its familiarity with Allscripts and the industry in which Allscripts operates.

Pursuant to the engagement letter dated November 15, 2009, Allscripts has agreed to pay Blackstone a fee for its services in the amount of $5,250,000, of which $250,000 was paid on the date of execution of the engagement letter, $2,000,000 was paid upon delivery of the Blackstone opinion and the balance of which is payable contingent upon completion of the Share Repurchase. In addition, Allscripts agreed to reimburse Blackstone for out-of-pocket expenses and to indemnify Blackstone for certain liabilities arising out of the performance of such services (including the rendering of its opinion). In the ordinary course of Blackstone’s and its affiliates’ businesses, Blackstone and its affiliates may actively trade or hold the securities of Allscripts or Misys or any of their respective affiliates for Blackstone’s or Misys’s or Allscripts’ account or for others and, accordingly, may at any time hold a long or short position in such securities.

Transaction Overview

The Share Repurchase provides for, among other things, the acquisition by Allscripts of 24,442,083 shares of its common stock, par value $0.01 per share, held by indirect, wholly-owned subsidiaries of Misys, for aggregate cash consideration of $577.4 million, equating to a price per Allscripts share of $23.62. The consideration includes a payment in the amount of $4.80 per Allscripts share ($117.4 million in aggregate) for the agreement by Misys to cede control of Allscripts and a payment of $18.82 per share to purchase the underlying shares, which we refer to as the “Base Repurchase Price.”

Financial Analyses of Blackstone

The following is a summary of the material financial analyses underlying Blackstone’s opinion, dated June 8, 2010, delivered to the board of directors in connection with the Share Repurchase. The following summary, however, does not purport to be a complete description of the financial analyses performed by Blackstone. The order of analyses described does not represent relative importance or weight given to those analyses by Blackstone. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Blackstone’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 8, 2010, and is not necessarily indicative of current market conditions.

Historical Share Price Analysis. Blackstone noted that the low and high closing prices per share of Allscripts common stock during the 52-week period ending on June 8, 2010 were approximately $13.01 and $22.55, compared to the Base Repurchase Price of $18.82.

Selected Comparable Companies Analysis. Using publicly available information and information provided by Allscripts management, Blackstone compared selected financial data of Allscripts with the corresponding data for the following publicly traded companies:

•	HCIT Software

•	athenahealth, Inc.

•	Computer Programs & Systems Inc.

•	Quality Systems Inc.

•	Eclipsys Corporation

•	Cerner Corp.

•	HCIT Services

•	MedAssets, Inc.

•	Emdeon Inc.

In its analysis, Blackstone derived and compared multiples for Allscripts and the selected companies, calculated as follows:

•

the total enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2010, which is referred to below as “2010E EV/EBITDA”;

•	the total enterprise value as a multiple of estimated EBITDA, for calendar year 2011, which is referred to below as “2011E EV/EBITDA”;

•	the price per share divided by estimated adjusted earnings per share for calendar year 2010, which is referred to below as “2010E P/E”; and

•	the price per share divided by estimated adjusted earnings per share for calendar year 2011, which is referred to below as “2011E P/E”.

This analysis indicated the following:

Selected Comparable Companies:

	HCIT Software		HCIT Services
Benchmark	Mean	Median	Mean	Median
2010E EV/EBITDA	15.8x	14.2x	11.8x	11.8x
2011E EV/EBITDA	11.5x	10.6x	10.4x	10.4x
2010E P/E	42.2x	29.4x	24.4x	24.4x
2011E P/E	28.2x	24.6x	19.4x	19.4x

Using a reference range of 13.0x to 16.0x Allscripts 2010E EV/EBITDA, 10.0x to 13.0x Allscripts’ 2011E EV/EBITDA, 28.0x to 33.0x Allscripts’ 2010E P/E, and 23.0x to 28.0x Allscripts’ 2011E P/E, Blackstone determined a range of implied equity values. This analysis indicated a range of implied values per share of Allscripts common stock of approximately $15.80 to $19.23 using Allscripts’ 2010E EV/EBITDA, $14.62 to $18.74 using Allscripts’ 2011E EV/EBITDA, $17.54 to $20.68 using Allscripts’ 2010E P/E and $17.62 to $21.45 using Allscripts’ 2011E P/E.

It should be noted that no company utilized in the analysis above is identical to Allscripts.

Selected Transactions Analysis. Using publicly available information, Blackstone reviewed the following transactions involving companies in the health information technology industry. The transactions considered and the month and year each transaction was announced were as follows:

Acquiror	Target	Announced
Merge Healthcare	AMICAS Inc.	3/5/2010
Lawson Software, Inc.	Healthvision Solutions, Inc. / Quovadx Holdings	1/7/2010
Francisco Partners	Quadramed Corp.	12/8/2009
MedAssets, Inc.	Accuro Healthcare Solutions, Inc.	4/29/2008
Health Care Service Corporation	MEDecision, Inc.	6/17/2008
Apax Partners	TriZetto Group Inc.	4/11/2008
Nuance Communications	eScription, Inc.	4/8/2008
Misys Healthcare Systems	Allscripts Healthcare Solutions	3/17/2008
Royal Philips Electronics	VISICU, Inc.	12/18/2007
Vista Equity Partners	Sunquest Information Systems (Misys plc)	7/22/2007
Bessemer / InSight	Netsmart Technologies	11/20/2006
McKesson Corp.	Per-Se Technologies Inc.	11/6/2006
General Atlantic	Emdeon Business Services	9/26/2006
Trizetto Group	Quality Care Solutions, Inc.	9/13/2006
Sage Group	Emdeon Practice Services	8/25/2006
Allscripts Healthcare Solutions	A4 Health Systems	1/28/2006
GE Healthcare	IDX Systems Corporation	9/29/2005
Per-Se Technologies, Inc.	NDCHealth Corporation (excluding IM business)	8/29/2005
Philips NV	Stentor Inc.	7/6/2005
Agfa-Gevaert	Heartlab, Inc.	4/17/2005
Elekta AB	IMPAC Medical Systems, Inc.	1/19/2005

In its analysis, Blackstone reviewed the transaction enterprise value as a multiple of the target company’s latest twelve months EBITDA, or LTM EBITDA, immediately preceding announcement of the transaction, which is referred to below as “EV/LTM EBITDA” and the transaction enterprise value as a multiple of the target company’s latest twelve months earnings before interest and taxes, or LTM EBIT, immediately preceding announcement of the transaction, which is referred to below as “EV/LTM EBIT.”

This analysis indicated the following:

Benchmark	Mean	Median
EV/LTM EBITDA	18.4x	17.6x
EV/LTM EBIT	25.3x	22.6x

Using a reference range of 16.0x to 20.0x Allscripts’ LTM EBITDA and 23.0x to 26.0x Allscripts’ LTM EBIT, Blackstone determined a range of implied equity values. This analysis indicated a range of implied values per share of Allscripts common stock of approximately $17.75 to $21.95 using Allscripts’ LTM EBITDA and $19.83 to $22.30 using Allscripts’ LTM EBIT.

It should be noted that no company utilized in the analysis above is identical to Allscripts and no transaction is identical to the Share Repurchase.

Discounted Cash Flow Analysis. Blackstone conducted a discounted cash flow analysis for the purpose of determining the implied equity value per share for Allscripts common stock on a standalone basis, based on financial forecasts prepared by Allscripts management for the fiscal years 2011 through 2016. Blackstone calculated the unlevered free cash flows that Allscripts is expected to generate and then applied a range of terminal EV/EBITDA multiples from 10.0x to 17.5x (which implied a range of perpetuity growth rates for free cash flows from 5.9% to 8.9%) to 2016E EBITDA. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 12.0% to 12.5%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Allscripts’ projected cash and total debt balances as of May 31, 2010. This analysis indicated a range of implied values per share of Allscripts common stock of approximately $18.48 to $28.79.

Premium Analysis

To analyze the premium paid to Misys to cede control over Allscripts, Blackstone reviewed the financial terms, to the extent publicly available, of certain transactions involving recapitalizations and third-party acquisitions of companies with dual-class share structures believed to be relevant. Additionally, the Allscripts audit committee asked Blackstone to review and rely upon an analysis prepared by William Blair, which was not independently verified by Blackstone, with respect to the financial terms, to the extent publicly available, of certain transactions involving company stock repurchases and third-party block trades. For a summary of William Blair’s analyses of Issuer Share Repurchase Transactions and Block Trade Transactions, see “The Merger—Opinions of William Blair, Financial Advisor to the Allscripts Audit Committee.”

Analysis of Dual-Class Recapitalization Transactions. Blackstone identified 31 U.S. publicly listed companies with dual-class share structures involved in recapitalization transactions since 1995, of which Blackstone analyzed the 14 transactions in which premiums were paid.

Significant Holder(s) Of Greater Than 50% Voting Interest Falling Below 30%

Date Announced	Company	Significant Shareholder
9/8/2005	Sotheby’s	Taubman Family
6/7/2005	Kaman	Kaman Family
10/15/2002	The Reader’s Digest Association	DeWitt Wallace and Lila Wallace Funds
11/6/2000	Continental Airlines	Northwest Airlines
6/23/1998	Remington Oil and Gas	S-Sixteen Holding Co. (“SSHC”)
12/19/1997	Forcenergy AB / Forcenergy Inc.	Forss Affiliates

Other Precedents

Date Announced	Company	Significant Shareholder
2/27/2004	Liberty Media	Bob Magness Family (Voting interest held by John Malone)
5/19/2003	Jo-Ann Stores	Rosskamm / Zimmerman Founding Families
4/25/2003	Commonwealth Telephone	Level 3 Communications
8/20/2002	Methode Electronics	McGinley Family
1/13/2000	Bankatlantic Bancorp	N/A
12/7/1999	Dairy Mart Convenience Stores	Robert B. Stein, Jr. and Gregory G. Landry
6/30/1999	Reinsurance Group of America	GenAmerica
5/23/1995	NPC International, Inc.	Gene Bicknell (Chairman and CEO)

Blackstone analyzed the incremental economic premiums paid as a percentage of the total equity market capitalization of the companies listed above. For the transactions involving holder(s) with greater than 50% voting interest falling below 30%, the incremental premiums ranged from 2.3% to 7.5% with an average of 4.3%, while transactions involving other precedents ranged from 0.3% to 7.9% with an average of 3.4%. Blackstone noted the incremental economic premium paid by Allscripts to Misys in the Share Repurchase was 4.4%.

Analysis of Third-Party Acquisition Transactions. Blackstone identified 188 U.S. publicly listed companies with dual-class share structures involved in third party acquisitions since 1995, of which Blackstone analyzed the 9 transactions in which premiums were paid.

Precedent Transactions with Significant Holder(s) of Greater than 50% Voting Interest

Date Announced	Target	Acquiror
3/12/2001	Roy F. Weston, Inc.	American Capital Strategies / Weston Management
3/5/1999	Century Communications	Adelphia Communications
8/24/1997	SFX Broadcasting	Capstar Broadcasting (Hicks Muse)
8/26/1996	Home Shopping Network	Silver King Communications

Precedent Transactions with Significant Holder(s) of Less than or Equal to 50% Voting Interest

Date Announced	Target	Acquiror
9/28/2009	ACS	Xerox
10/18/2004	Robert Mondavi	Constellation Brands
2/28/2000	SFX Entertainment Inc.	Clear Channel
6/24/1998	TCI Communications	AT&T
5/19/1998	Giant Food	Royal Ahold

Blackstone analyzed the incremental economic premiums paid as a percentage of the total equity market capitalization of the companies listed above. For the transactions involving holder(s) with greater than 50%

voting interest, the incremental premiums ranged from 1.5% to 4.9% with an average of 3.4%, while transactions involving significant holders of less than or equal to 50% voting interest ranged from 1.0% to 5.4% with an average of 3.4%. Blackstone noted the incremental economic premium paid by Allscripts to Misys in the Share Repurchase was 4.4%.

Miscellaneous

The summary set forth above does not purport to be a complete description of the analyses or data utilized by Blackstone. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Blackstone believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and respective opinions. Accordingly, the conclusions reached by Blackstone are based on all analyses and factors taken as a whole and also on the application of Blackstone’s own experience and judgment. The other principal assumptions upon which Blackstone based its analyses are set forth above under the description of each analysis. Blackstone’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Blackstone’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. As described above, Blackstone’s opinion was one of many factors taken into consideration by the Allscripts board of directors and the Allscripts audit committee in making their determination to approve the Share Repurchase.

Opinions of William Blair, Financial Advisor to the Allscripts Audit Committee

Pursuant to an engagement letter dated as of February 8, 2010, William Blair was retained to act as a financial advisor to the Allscripts audit committee to render certain investment banking services in connection with a potential business combination of Allscripts with Eclipsys and a business transaction with Misys. In particular, the Allscripts audit committee requested the opinions of William Blair as to the fairness, from a financial point of view, to the holders of the outstanding shares of Allscripts common stock (other than Misys or its affiliates) of (i) the consideration to be paid by Allscripts in the proposed merger, Share Repurchase and Contingent Share Repurchase pursuant to the Merger Agreement and the Framework Agreement and (ii) the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement. On June 8, 2010, William Blair delivered its oral opinions to the Allscripts audit committee and the Allscripts board of directors and subsequently confirmed in writing, dated June 8, 2010, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its opinions, as to the fairness, from a financial point of view, to the holders of Allscripts common stock (other than Misys or its affiliates) of (i) the consideration to be paid by Allscripts in the proposed merger, Share Repurchase and Contingent Share Repurchase, and (ii) the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement. William Blair was not asked to consider, and its opinions do not address, the allocation of the consideration to be paid in the merger or any other aspect of such transactions among the holders of Allscripts common stock.

William Blair provided the opinions described above for the information and assistance of the Allscripts audit committee and the Allscripts board of directors in connection with their consideration of the proposed merger, Share Repurchase and Contingent Share Repurchase. William Blair’s opinions were one of many factors taken into account by the Allscripts board of directors and by the Allscripts audit committee in making its determination to approve the proposed merger, Share Repurchase and Contingent Share Repurchase. The terms of the Merger Agreement and the Framework Agreement and the amount and form of the consideration, however, were determined through negotiations among Allscripts, Eclipsys and Misys and its affiliates, and were approved by the Allscripts audit committee and the Allscripts board of directors. The opinions described above were reviewed and approved by William Blair’s fairness opinion committee. William Blair has consented to the inclusion in this joint proxy statement/prospectus/information statement of its opinions and the description of its opinions appearing under this subheading “Opinions of William Blair, Financial Advisor to the Allscripts Audit Committee.”

The full text of William Blair’s written opinions, each dated June 8, 2010, are attached as Annexes E and F to this joint proxy statement/prospectus/information statement and incorporated into this document by reference. You are urged to read each opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinions. William Blair’s opinions were directed to the Allscripts Audit Committee and the Allscripts board of directors for their benefit and use in evaluating the fairness of the consideration to the holders of Allscripts common stock (other than Misys or its affiliates) and relates only to the fairness, as of the date of the opinions and from a financial point of view, of (i) the consideration to be paid by Allscripts in the proposed merger, Share Repurchase and Contingent Share Purchase pursuant to the Merger Agreement and the Framework Agreement, and (ii) the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement, does not address any other aspect of the merger, the Share Repurchase, the proposed transaction or any related transaction and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the Merger Agreement, the Framework Agreement, the merger or any other aspect of the proposed transaction. William Blair did not address the merits of the underlying decision by Allscripts to engage in the proposed transaction, the merger, the Share Repurchase or any other aspect of the proposed transaction. The following summary of William Blair’s opinions is qualified in its entirety by reference to the full text of the opinions.

In connection with William Blair’s review of the proposed merger, Share Repurchase and Contingent Share Repurchase and the preparation of William Blair’s opinions, William Blair, among other things, examined:

•	the drafts of the Merger Agreement and the Framework Agreement sent to William Blair on June 8, 2010, which we refer to in this section as the draft Agreements;

•

the audited historical financial statements of (i) Allscripts for the fiscal years ended May 31, 2007 through May 31, 2009 and (ii) Eclipsys for the fiscal years ended December 31, 2007 through December 31, 2009;

•	the unaudited financial statements of (i) Allscripts for the nine month period ended February 28, 2010 and (ii) Eclipsys for the three month period ended March 31, 2010;

•

certain internal business, operating and financial information and forecasts of Allscripts for the fiscal years ending 2010 through 2014 prepared by the senior management of Allscripts, which we refer to as the Allscripts Forecasts;

•

certain internal business, operating and financial information and forecasts of Eclipsys (i) for the fiscal year ending 2010 prepared by the senior management of Eclipsys as adjusted by the senior management of Allscripts and (ii) for the fiscal years ending 2011 through 2014 prepared by the senior management of Allscripts, which we refer to collectively as the Eclipsys Forecasts, and together with the Allscripts Forecasts, the Forecasts;

•

information regarding the strategic, financial and operational benefits anticipated from the merger and the prospects of Allscripts (with and without the merger) prepared by senior management of Allscripts and information regarding the amount and timing of cost savings and related expenses and synergies which senior management of Allscripts and Eclipsys expected would result from the merger, which we refer to as the Expected Synergies;

•

the potential pro forma impact of each of the Share Repurchase and the merger on the earnings per share of Allscripts based on certain pro forma financial information prepared by the senior management of Allscripts;

•	the relative contributions of Allscripts and Eclipsys to certain financial statistics of the combined company;

•	information regarding publicly available financial terms of certain other business combinations Williams Blair deemed relevant;

•	the financial position and operating results of each of Eclipsys and Allscripts, respectively, compared with those of certain other publicly traded companies William Blair deemed relevant;

•	then current and historical market prices and trading volumes of the Allscripts common stock and the Eclipsys common stock, respectively;

•

certain publicly available business and financial information relating to each of Allscripts and Eclipsys that William Blair deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of each of Allscripts and Eclipsys, respectively;

•

normative factors related to the control of Allscripts by Misys, including without limitation, facts relating to the then current ownership by Misys of approximately 55% of the equity securities of Allscripts and its ability to nominate 6 of the 10 directors of Allscripts, and potential benefits of the proposed merger, Share Repurchase and Contingent Share Repurchase that the Allscripts audit committee and its legal, financial and other advisors outlined and provided to William Blair;

•	precedent issuer stock purchase transactions and precedent block trades between third parties (i.e., non-issuers) involving the equity of U.S. publicly traded companies;

•

an analysis prepared by Blackstone, which was not independently verified by William Blair, with respect to the financial terms, to the extent publicly available, of certain third party acquisition transactions and certain recapitalization/unification transactions involving multiple shareholder classes and/or disparate consideration paid to shareholder groups; and

•	certain other publicly available information on each of Allscripts and Eclipsys, respectively.

William Blair also held discussions with members of the Allscripts board of directors, which included members of the Allscripts audit committee, and members of the senior management of each of Allscripts and Eclipsys, respectively, to discuss the foregoing, considered other matters which William Blair deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as William Blair deemed relevant.

In rendering its opinions, William Blair assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its opinions, including, without limitation, the Forecasts and the Expected Synergies. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities, solvency or viability of Allscripts, Eclipsys or Misys or their ability to pay their respective debts as they become due. William Blair was also not asked to determine, nor did William Blair determine, whether Allscripts had adequate surplus to consummate the proposed merger, Share Repurchase and Contingent Share Repurchase. William Blair noted that the Framework Agreement provided that Allscripts would receive a Solvency Letter (as defined in the Framework Agreement) prior to closing the proposed merger, Share Repurchase and Contingent Share Repurchase. William Blair was advised by the senior management of each of Allscripts and Eclipsys, respectively, that the Forecasts and the Expected Synergies had been reasonably prepared in good faith on bases reflecting the best then currently available estimates and judgments of the senior management of Allscripts and Eclipsys, as the case may be. In that regard, William Blair assumed, with the consent of Allscripts, that: (i) the Forecasts would be achieved and the Expected Synergies would be realized in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of each of Allscripts and Eclipsys were as set forth in their respective financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Forecasts or Expected Synergies or the estimates and judgments on which they were based. William Blair further relied with the consent of Allscripts upon the assurances of the management of Allscripts that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. William Blair relied upon and assumed, without independent verification, that there had been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of either Allscripts or Eclipsys since the date of their respective most recent financial statements provided to William Blair, and that there was no information or any facts that would make any of the information reviewed by William Blair incomplete or misleading. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the officers, directors or employees (or any class of such persons) of Allscripts, Eclipsys or Misys relative to the consideration to be paid for the Allscripts common stock. William Blair was not requested to, and did not, participate in the negotiation or structuring of any aspect of the proposed merger, Share Repurchase or Contingent Share Repurchase nor was William Blair asked to consider, and William Blair’s opinions did not address, the relative merits of any aspect of the proposed merger, Share Repurchase or Contingent Share Repurchase as compared to any alternative business strategies that might exist for Allscripts or the effect of any other transaction in which Allscripts might engage. William Blair was not requested to, nor did William Blair, seek alternative participants for the proposed merger. William Blair’s opinions were based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinions. It should be understood that, although subsequent developments may affect William Blair’s opinions, William Blair does not have any obligation to update, revise or reaffirm its opinions. William Blair relied as to all legal matters on advice of counsel to Allscripts, and assumed that the merger would be consummated on the terms described in the Merger Agreement and the Share Repurchase and the Contingent Share Repurchase would be consummated on the terms described in the Framework Agreement, without any waiver, modification or amendment of any material terms or conditions by Allscripts, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the proposed merger, Share Repurchase and Contingent Share Repurchase, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Allscripts. In addition, William Blair relied upon and assumed that the final forms of each of the draft Agreements would not differ in any material respect from the last drafts of the Merger Agreement and the Framework Agreement sent to William Blair before William Blair rendered its oral opinions. Furthermore, the Allscripts audit committee directed William Blair to assume for purposes of its opinions that the merger would be treated as a tax-free transaction and that as a result of certain indemnities from Misys (which indemnities were intended to be supported by certain bank guaranties) provided under the Framework Agreement, Allscripts would not be exposed to any tax liabilities associated with the acquisition by Allscripts of Newco, a subsidiary of Misys, which subsidiary would be acquired by Allscripts as part of the proposed merger, Share Repurchase and Contingent Share Repurchase.

William Blair expressed no opinion as to the price at which the Misys common stock, the Allscripts common stock or the Eclipsys common stock would trade at any future time or as to the effect of any aspect of the proposed merger, Share Repurchase or Contingent Share Repurchase on the trading price of the Misys common stock, the Allscripts common stock or the Eclipsys common stock. Such trading price may be affected by a number of factors, including but not limited to:

•	dispositions of Allscripts common stock within a short period of time after the effective times of the proposed merger, Share Repurchase and Contingent Share Repurchase;

•	changes in prevailing interest rates and other factors which generally influence the price of securities;

•	adverse changes in the then current capital markets;

•	the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Allscripts or of Eclipsys or in the market;

•	any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the proposed merger, Share Repurchase and Contingent Share Repurchase on terms and conditions that are acceptable to all parties at interest.

In addition, William Blair did not express an opinion as to whether the Share Repurchase and/or the Contingent Share Repurchase was an appropriate use of cash of Allscripts. For purposes of William Blair’s opinions, Allscripts and its subsidiaries were not included in the phrase Misys and its affiliates.

William Blair’s investment banking services and its opinions were provided for the use and benefit of the Allscripts board of directors and the Allscripts audit committee (solely in its capacity as such) in connection with their consideration of the proposed merger, Share Repurchase and Contingent Share Repurchase. William Blair’s opinions were limited to the fairness, from a financial point of view, to the holders of Allscripts common stock (other than Misys and its affiliates) of the Consideration to be paid by Allscripts in the proposed merger, Share Repurchase and Contingent Share Repurchase pursuant to the draft Agreements, and William Blair did not address the merits of the underlying decision by Allscripts to engage in any aspect of the proposed merger, Share Repurchase or Contingent Share Repurchase and its opinions did not constitute a recommendation to the Allscripts board of directors, the Allscripts audit committee or any stockholder as to how the Allscripts board of directors, the Allscripts audit committee or such stockholder should vote or act with respect to the proposed merger, Share Repurchase or Contingent Share Repurchase. It is understood that William Blair’s opinions may not be disclosed or otherwise referred to without William Blair’s prior written consent, except that William Blair’s opinions may be included in their entirety in any proxy statement, information statement or an offer to purchase mailed to the stockholders by Allscripts with respect to the merger. William Blair’s opinions should not be construed as creating any fiduciary duty on William Blair’s part to any party. William Blair’s opinions were reviewed and approved by William Blair’s Fairness Opinion Committee.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinions. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Allscripts board of directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinions. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by William Blair.

Analysis of Eclipsys

Selected Public Company Analysis. William Blair reviewed and compared certain financial information relating to Eclipsys to corresponding financial information, ratios and public market multiples for certain publicly traded companies. William Blair selected these companies because they are the publicly traded companies with general business, operating and financial characteristics that, for purposes of this analysis, may be deemed reasonably comparable to those of Eclipsys. The companies selected by William Blair were:

•	Allscripts;

•	athenahealth, Inc.;

•	Computer Programs and Systems, Inc.;

•	Cerner Corporation;

•	MedAssets, Inc.; and

•	Quality Systems, Inc.

Among the information William Blair considered for Eclipsys was Eclipsys’ unaudited internal financial estimates of its revenue, earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA), and net income on an adjusted basis, reflecting the exclusion of non-recurring charges, for the latest twelve months (commonly referred to as LTM) ended March 31, 2010 and Eclipsys’ forecast EPS for the fiscal years ending December 31, 2010 and 2011.

William Blair considered the enterprise value of each selected public company, which William Blair defined as the company’s market capitalization calculated on a fully-diluted basis as of June 8, 2010 plus preferred equity, minority interest and total debt, less cash and cash equivalents, as a multiple of revenue and EBITDA and equity value as a multiple of net income for each company for the LTM period for which results were publicly available and the stock price of common equity as a multiple of EPS for each company for the respective estimates for 2010 and 2011. The operating results and the corresponding derived multiples for each of the selected public companies were based on each company’s most recent available publicly disclosed financial information, closing share prices as of June 8, 2010 and consensus Wall Street analysts’ EPS estimates for calendar years 2010 and 2011. William Blair similarly adjusted the historical results of the selected public companies, where appropriate and publicly disclosed, to eliminate the impact of non-recurring items included in their financial information. William Blair noted that it did not have access to internal forecasts for any of the selected public companies other than Allscripts.

William Blair then derived the multiples implied for Eclipsys based on the terms of the proposed merger and compared these multiples to the range of trading multiples for the selected public companies. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table.

Multiple	Exchange Ratio of 1.20x	Selected Public Company Valuation Multiples
		Mean	Median	Minimum	Maximum
Enterprise Value / LTM Revenue	2.34x	4.11x	3.84x	3.36x	5.37x
Enterprise Value / 2010E Revenue	2.24x	3.59x	3.54x	3.02x	4.26x
Enterprise Value / 2011E Revenue	1.96x	3.07x	3.14x	2.35x	3.59x
Enterprise Value / LTM Adj. EBITDA	13.9x	16.5x	16.6x	12.4x	21.2x
Enterprise Value / 2010E Adj. EBITDA	13.3x	14.4x	14.4x	11.3x	17.5x
Enterprise Value / 2011E Adj. EBITDA	10.6x	11.2x	11.4x	10.0x	11.8x
Equity Value / LTM Net Income	49.0x	34.2x	31.3x	26.2x	54.8x
Equity Value / 2010E Net Income	31.8x	30.0x	27.1x	25.3x	46.1x
Equity Value / 2011E Net Income	24.2x	21.9x	21.7x	18.3x	26.8x

Although William Blair compared the trading multiples of the selected public companies to those implied for Eclipsys, none of the selected public companies is identical to Eclipsys. Accordingly, any analysis of the selected publicly-traded companies necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected M&A Transactions Analysis. William Blair performed an analysis of 15 selected recent business combinations consisting of transactions that involved the acquisition of health information technology companies that, for purposes of this analysis, may be deemed similar to Eclipsys. William Blair’s analysis was based solely on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the health information technology industry. The transactions examined involved targets with equity values greater than $100 million and all closed subsequent to January 1, 2005. The transactions examined were (identified by target / acquirer and month and year of completion):

•	AMICAS, Inc. / Merge Healthcare Inc. (April 2010);

•	Allscripts / Misys (October 2008);

•	MEDecision, Inc. / Health Care Service Corp. (August 2008);

•	The TriZetto Group, Inc. / Apax Partners Worldwide LLP (August 2008);

•	Accuro Healthcare Solutions, Inc. / MedAssets Inc. (June 2008);

•	eScription, Inc. / Nuance Communications Inc. (May 2008);

•	VISICU, Inc. / Koninklijke Philips Electronics NV (February 2008);

•	Netsmart Technologies, Inc. / Insight Venture Partners (April 2007);

•	Per-Se Technologies Inc. / McKesson Corp. (January 2007);

•	Quality Care Solutions, Inc. / The TriZetto Group Inc. (January 2007);

•	Emdeon Practice Services, Inc. / Sage Software, Inc. (September 2006);

•	NDCHealth Corp. / Per-Se Technologies Inc. (January 2006);

•	IDX Systems, Corp. / General Electric Co. (January 2006);

•	Cedara Software Corp. / Merge Technologies Inc. (June 2005); and

•	IMPAC Medical Systems, Inc. / Elekta AB (April 2005).

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target in these transactions as a multiple of the revenue and EBITDA of the target for the LTM prior to the announcement of the applicable transaction. William Blair compared the resulting range of transaction multiples of revenue and EBITDA for the selected transactions to the implied transaction multiples for Eclipsys derived using March 31, 2010 LTM revenue and EBITDA based on the proposed Exchange Ratio in the proposed merger. William Blair similarly adjusted the historical results of the acquired companies, where appropriate and publicly disclosed, to eliminate the impact of non-recurring items included in their financial information. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

Multiple	Exchange Ratio of 1.20x	Selected Transaction Valuation Multiples
		Mean	Median	Minimum	Maximum
Enterprise Value / LTM Revenue	2.34x	3.73x	2.54x	1.82x	8.51x
Enterprise Value / LTM Adj. EBITDA	13.9x	15.6x	15.1x	11.1x	19.9x

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of Allscripts, none of these transactions or associated companies is identical to the merger or Eclipsys. Accordingly, any analysis of the selected transactions necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of Eclipsys in the merger versus the values of the companies in the selected transactions.

Premiums Paid Analysis. William Blair reviewed data from 333 acquisitions of publicly traded domestic companies and 34 stock-for-stock public transactions, respectively, in which 100% of the target’s equity was acquired, announced since January 1, 2006 and with enterprise values between $500 million and $5 billion. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, ten days, one month, 60 days, 90 days and 180 days prior to the announcement of the transaction, for all 333 transactions. William Blair compared the range of resulting per share stock price premiums for the reviewed transactions to the premiums implied by the merger based on Eclipsys’ common stock price one day, one week, ten days, one month, 60 days, 90 days and 180 days prior to an assumed announcement date of the merger of June 8, 2010. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:

Premium Period Before Announcement	Implied Premium at $22.10 per share	Premium Paid Percentage Data by Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
1 Day	19.4%	4.6%	9.6%	15.0%	18.2%	22.5%	27.6%	34.9%	41.5%	48.7%
1 Week	14.7%	6.0%	12.3%	17.5%	21.1%	25.1%	29.6%	35.1%	41.5%	49.2%
10 Days	15.4%	6.3%	14.0%	17.0%	21.7%	26.1%	30.5%	37.0%	44.0%	53.0%
1 Month	14.4%	9.4%	17.3%	21.9%	25.2%	28.6%	32.9%	37.0%	45.4%	59.0%
60 Days	9.5%	8.5%	15.5%	21.7%	27.2%	30.7%	37.4%	45.9%	52.5%	66.2%
90 Days	7.9%	3.9%	14.6%	22.2%	28.6%	34.8%	39.6%	46.6%	54.3%	75.8%
180 Days	17.8%	2.3%	12.0%	20.1%	29.2%	35.6%	45.2%	52.8%	65.5%	87.1%

Premium Period Before Announcement	Implied Premium at $22.10 per share	Premium Paid Percentage Data by Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
1 Day	19.4%	0.0%	5.8%	11.5%	21.0%	27.1%	30.2%	36.2%	38.1%	44.4%
1 Week	14.7%	2.7%	8.8%	17.3%	21.7%	30.3%	31.6%	42.0%	47.1%	55.8%
10 Days	15.4%	1.7%	14.0%	21.2%	22.9%	26.6%	31.1%	43.2%	47.4%	65.4%
1 Month	14.4%	-3.9%	2.8%	9.7%	20.5%	23.4%	30.9%	46.7%	55.7%	85.2%
60 Days	9.5%	-5.1%	1.7%	11.7%	14.7%	22.9%	38.7%	50.7%	56.1%	85.6%
90 Days	7.9%	-16.2%	-5.5%	6.9%	9.6%	19.0%	36.6%	49.7%	63.1%	83.2%
180 Days	17.8%	-27.8%	-3.1%	6.5%	12.3%	26.6%	44.3%	48.5%	66.3%	86.2%

Discounted Cash Flow Analysis. William Blair utilized information included in the Eclipsys Forecasts to perform a discounted cash flow analysis of the projected future cash flows of Eclipsys for the period commencing June 30, 2010 and ending December 31, 2014. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for Eclipsys. In this analysis, William Blair assumed discount rates ranging from 11% to 13% and calculated the terminal value for Eclipsys using assumed 2014 EBITDA exit multiples ranging from 13.0x to 15.0x. William Blair noted that the assumed terminal EBITDA exit multiple range was based on the range of multiples from the selected public company trading analysis and selected transaction analysis shown above. William Blair made its discount rate assumption based on weighted average cost of capital analysis applying the capital asset pricing model. William Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. William Blair then derived a range of fully-diluted equity values per share by adding the cash of Eclipsys to the resulting enterprise value range and by dividing by the total fully-diluted shares of Eclipsys outstanding as of June 8, 2010.

Earnings Accretion/Dilution Analysis. William Blair analyzed the pro forma impact of the merger, the Share Repurchase and the Contingent Share Repurchase on the projected second half of fiscal year 2010 and projected fiscal year 2011 earnings before interest and taxes (commonly referred to as EBIT) and earnings per share (commonly referred to as EPS) of Allscripts following the merger, the Share Repurchase and the Contingent Share Repurchase, assuming these transactions close on the first day of the respective period, by using the Forecasts. William Blair’s analysis included assumptions regarding, among other matters, various structural considerations, the estimated allocation of purchase price to amortizable intangible assets, the period over which such intangibles would be amortized, and the Expected Synergies. William Blair compared the EPS of Allscripts common stock, on a stand-alone basis, to the EPS of the common stock of the combined company on a pro forma basis for the second half of 2010 and for 2011. The results of the pro forma merger analysis suggested that the proposed merger, Share Repurchase and Contingent Share Repurchase would be accretive to Allscripts on an EPS basis in the second half of 2010 and in 2011 assuming achievement of the Expected Synergies and excluding one-time costs associated with the proposed merger, Share Repurchase and Contingent Share Repurchase. The results of William Blair’s analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by Allscripts may vary from projected results, and the variations may be material.

Contribution Analysis. William Blair analyzed the relative contributions of Allscripts and Eclipsys to the estimated pro forma total revenues, EBITDA and EBIT of the combined company, based on LTM financial data as well as estimates for calendar years 2010 and 2011, prepared by the managements of Allscripts and Eclipsys. William Blair calculated certain values implied by such relative contributions, including the implied pro forma fully-diluted ownership of Eclipsys stockholders in Allscripts. The following table summarizes the results of this analysis:

Implied Pro Forma Fully-Diluted Eclipsys Ownership in Allscripts
Enterprise Value	30.9%

Revenue
LTM actual	43.0%
Calendar Year 2010 estimated	42.0%
Calendar Year 2011 estimated	42.4%

EBITDA
LTM actual	34.0%
Calendar Year 2010 estimated	33.0%
Calendar Year 2011 estimated	33.4%

EBIT
LTM actual	36.4%
Calendar Year 2010 estimated	29.5%
Calendar Year 2011 estimated	31.3%

Black-Scholes Option Pricing Analysis. For purposes of valuing the option given to Misys which would require Allscripts to purchase $101.6 million worth of additional Allscripts common stock held by Misys as the Contingent Share Repurchase, William Blair used the Black-Scholes option pricing model to determine the implied value of this option was between $3.8 million and $9.6 million.

Current Put Option Market Prices Analysis. For purposes of valuing the option given to Misys which would require Allscripts to purchase $101.6 million worth of additional Allscripts common stock held by Misys as the Contingent Share Repurchase, William Blair reviewed prices of Allscripts put options available to the public market as of June 8, 2010 to determine the implied value of this option was between $6.0 million and $8.8 million derived by reducing the midpoint of the bid/ask spread of the then currently traded option tranche by the difference between the then current spot price and the quoted strike price.

Analysis of Allscripts

Selected Public Company Analysis. William Blair reviewed and compared certain financial information relating to Allscripts to corresponding financial information, ratios and public market multiples for certain publicly traded companies. William Blair selected these companies because they are the publicly traded companies with general business, operating and financial characteristics that, for purposes of this analysis, may be deemed reasonably comparable to those of Allscripts. The companies selected by William Blair were:

•	athenahealth, Inc.;

•	Computer Programs and Systems, Inc.;

•	Cerner Corporation;

•	Eclipsys;

•	MedAssets, Inc.; and

•	Quality Systems, Inc.

Among the information William Blair considered for Allscripts was Allscripts’ unaudited internal financial estimates of its revenue, EBITDA, and net income on an adjusted basis, reflecting the exclusion of non-recurring charges, for the LTM ended March 31, 2010 and Allscripts’ forecast EPS for the fiscal years ending December 31, 2010 and 2011.

William Blair considered the enterprise value of each selected public company, which William Blair defined as the company’s market capitalization calculated on a fully-diluted basis as of June 8, 2010 plus preferred equity, minority interest and total debt, less cash and cash equivalents, as a multiple of revenue and EBITDA and equity value as a multiple of net income for each company for the LTM period for which results were publicly available and the stock price of common equity as a multiple of EPS for each company for the respective estimates for 2010 and 2011. The operating results and the corresponding derived multiples for each of the selected public companies were based on each company’s most recent available publicly disclosed financial information, closing share prices as of June 8, 2010 and consensus Wall Street analysts’ EPS estimates for calendar years 2010 and 2011. William Blair similarly adjusted the historical results of the selected public companies, where appropriate and publicly disclosed, to eliminate the impact of non-recurring items included in their financial information. William Blair noted that it did not have access to internal forecasts for any of the selected public companies other than Eclipsys.

William Blair then derived the multiples implied for Allscripts based on the terms of the proposed merger and compared these multiples to the range of trading multiples for the selected public companies. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table.

	Implied Allscripts	Selected Public Company Valuation Multiples
Multiple		Mean	Median	Minimum	Maximum
Enterprise Value / LTM Revenue	3.95x	3.77x	3.70x	1.91x	5.37x
Enterprise Value / 2010E Revenue	3.63x	3.29x	3.27x	1.83x	4.26x
Enterprise Value / 2011E Revenue	3.22x	2.80x	2.88x	1.60x	3.59x
Enterprise Value / LTM Adj. EBITDA	16.0x	15.7x	15.7x	11.3x	21.2x
Enterprise Value / 2010E Adj. EBITDA	14.7x	13.8x	13.7x	10.9x	17.5x
Enterprise Value / 2011E Adj. EBITDA	11.9x	10.6x	11.1x	8.6x	11.5x
Equity Value / LTM Net Income	26.3x	36.6x	33.0x	28.3x	54.8x
Equity Value / 2010E Net Income	28.8x	29.6x	26.5x	25.3x	46.1x
Equity Value / 2011E Net Income	23.6x	21.3x	20.5x	18.3x	26.8x

Although William Blair compared the trading multiples of the selected public companies to those implied for Allscripts, none of the selected public companies is identical to Allscripts. Accordingly, any analysis of the selected publicly-traded companies necessarily would involve complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Discounted Cash Flow Analysis. William Blair utilized information included in the Allscripts Forecasts for a discounted cash flow analysis of Allscripts’ projected future cash flows for the period commencing June 30, 2010 and ending December 31, 2014. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for Allscripts. In this analysis, William Blair assumed discount rates ranging from 11% to 13% and calculated the terminal value for Allscripts using assumed 2014 EBITDA exit multiples ranging from 13.0x to 15.0x. William Blair noted that the assumed terminal EBITDA exit multiple range was based on the range of multiples from the selected public company trading analysis shown above. William Blair made its discount rate assumption based on weighted average cost of capital analysis applying the capital asset pricing model. William Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. William Blair then derived a range of fully-diluted equity values per share by adding Allscripts’ cash to the resulting enterprise value range and by dividing by Allscripts’ total fully-diluted shares outstanding as of June 8, 2010.

Premium Analysis

To further analyze the premium paid to Misys to cede control over Allscripts, William Blair reviewed the financial terms, to the extent publicly available, of certain transactions involving company stock repurchases and third-party block trades believed to be relevant. Additionally, the Allscripts audit committee asked William Blair to review and rely upon an analysis prepared by Blackstone, which was not independently verified by William Blair, with respect to the financial terms, to the extent publicly available, of certain transactions involving recapitalizations and third-party acquisitions of companies with dual-class share structures. For a summary of Blackstone’s analyses of Dual-Class Recapitalization Transactions and Third-Party Acquisition Transactions see “The Merger—Opinion of Blackstone, Financial Advisor to the Allscripts Audit Committee” above.

Issuer Share Repurchase Transactions. William Blair reviewed 13 issuer stock repurchase transactions identified since 1998 involving the equity of U.S. publicly listed companies in which a selling shareholder with a minimum of 20% ownership prior to the transaction owned less than 20% of the equity following the transaction.

Date Announced	Issuer	Seller
5/18/2009	FBR Capital Markets Co.	Freidman, Billings Ramsey Group
12/13/2006	Alpharma Inc.	AL Industrier ASA
9/9/2006	Omega Protein Corp.	Zapata Corp
9/8/2005	Sotheby’s Holdings Inc.	Affiliates of A. Alfred Taubman and his family
12/23/2004	Middleby Corp	William F. Whitman and family
10/6/2004	Clorox Co.	Henkel KGaA
7/22/2003	Cato Corp.	Wayland H. Cato and Edgar T. Cato
5/1/2003	ExpressJet Holdings Inc.	Continental Airlines, Inc.
1/10/2002	Chromcraft Revington Inc.	Court Square Capital
7/24/2000	Interstate Bakeries Corp.	Ralston Purina
1/18/2000	Risk Capital Holdings Inc.	XL Capital
5/27/1999	Suburban Propane Partners, L.P.	Millennium Chemical
5/7/1998	Salton Maxim Housewares Inc.	Windmere-Durable

William Blair analyzed the incremental economic premiums paid as a percentage of the total equity market capitalization of the companies listed above. For the issuer share repurchase transactions where a premium was paid, the incremental economic premium ranged from 0.1% to 6.2%, with a median of 3.1%.

Block Trade Transactions. William Blair reviewed 9 transactions between third parties (i.e., non-issuers) identified since 1998 involving the equity of U.S. publicly listed companies in which a selling shareholder with a minimum of 20% ownership sold a minimum 20% stake to an acquirer which held less than 20% of the shares prior to the transaction and, following the transaction, held at least 20% of the shares.

Date Announced	Target	Acquiror
8/22/2005	Emerson Radio Corp	Grande Holdings Ltd
4/21/2003	Williams Energy Partners LP	Madison Dearborn Partners LLC
12/13/2002	Seminis Inc.	Fox Paine & Co LLC
2/26/2002	Ampal-American Israel Corp.	Y.M. Noy Investments Ltd
12/27/2001	Convera Corp.	Allen & Company Inc
10/11/2000	Hexcel Corp.	Goldman Sachs Group Inc.
9/27/2000	Gemstar TV Guide International Inc.	News Corp Ltd
9/26/2000	Herbalife International Inc.	Rbid.com Inc.
7/2/1999	Maui Land & Pineapple Co., Inc.	Investor Group

William Blair analyzed the incremental economic premiums paid as a percentage of the total equity market capitalization of the companies listed above. For the block trade transactions where a premium was paid, the incremental economic premium ranged from 1.5% to 32.8%, with a median of 21.8%.

In addition, William Blair analyzed 371 domestic public transactions with enterprise values between $0.5 billion and $5.0 billion that were announced since January 1, 2006 in which greater than 50% of the target’s equity was acquired. William Blair compared the price of each transaction to the closing price of the target stock one day, one week, ten days, one month, 60 days, 90 days, and 180 days prior to the announcement of the transaction. Of the 371 transactions analyzed, 93.6% exhibited a nominal premium to the one-day trailing closing price and 93.8% exhibited a nominal premium to the one-month trailing price prior to the announcement of the transaction.

General. This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed merger, Share Repurchase and Contingent Share Repurchase and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinions and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness to the holders of Allscripts common stock (other than Misys or its affiliates) of either the consideration to be paid by Allscripts in the proposed merger, Share Repurchase or Contingent Share Repurchase pursuant to the Merger Agreement and the Framework Agreement or the consideration to be paid by Allscripts in the Share Repurchase pursuant to the Framework Agreement. Rather, in reaching its conclusions, William Blair considered the results of the analyses in light of each other and ultimately reached each opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinions. No company or transaction used in the above analyses as a comparison is directly comparable to Allscripts proposed merger, Share Repurchase or Contingent Share Repurchase. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the publicly held securities of Misys, Allscripts or Eclipsys for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. In addition, William Blair provides equity research coverage on each of Allscripts and Eclipsys. William Blair advised Allscripts in the sale of its medication services business unit whereby William Blair received $200,000 in fees in 2009. William Blair acted as an investment banker to the Allscripts audit committee in connection with the proposed merger, Share Repurchase and Contingent Share Repurchase, and received a fee from Allscripts of $500,000 for its services, regardless of either the conclusions of its opinions or the consummation of the proposed merger, Share Repurchase and Contingent Share Repurchase. In addition, Allscripts agreed to reimburse William Blair for its expenses and to indemnify William Blair against certain liabilities arising out of its engagement.

Opinion of UBS, Financial Advisor to the Allscripts Board of Directors

On June 8, 2010, at a meeting of the Allscripts board of directors held to evaluate the proposed merger, UBS delivered to the Allscripts board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated June 8, 2010, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Exchange Ratio provided for in the merger was fair, from a financial point of view, to Allscripts.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex G and is incorporated into this joint proxy statement/prospectus/information statement by reference. UBS’ opinion was provided for the benefit of the Allscripts board of directors (solely in their capacity as such) in connection with, and for the purpose of, its evaluation of the Exchange Ratio provided for in the merger from a financial point of view and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger or any related transaction (including, without limitation, the Coniston Transactions and the Contingent Share Repurchase) as compared to other business strategies or transactions that might be available to Allscripts or Allscripts’ underlying business decision to effect the merger or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger or any related transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Eclipsys and Allscripts;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Eclipsys that were provided to UBS by the managements of Eclipsys and Allscripts and not publicly available, including financial forecasts and estimates prepared by the management of Allscripts that the Allscripts board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Allscripts that were provided to UBS by the management of Allscripts and not publicly available, including financial forecasts and estimates prepared by the management of Allscripts that the Allscripts board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain estimates of synergies prepared by the management of Allscripts that were provided to UBS by Allscripts and not publicly available that the Allscripts board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of Eclipsys and Allscripts concerning the business and financial prospects of Eclipsys and Allscripts;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Eclipsys common stock and Allscripts common stock;

•	considered certain pro forma effects of the merger on Allscripts’ financial statements after giving effect to the Coniston Transactions and the Contingent Share Repurchase;

•	reviewed a draft, dated June 7, 2010, of the Merger Agreement and a draft, dated June 7, 2010, of the Framework Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Allscripts board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Allscripts board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Eclipsys or Allscripts, nor was UBS furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, UBS assumed, at the direction of the Allscripts board of directors, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allscripts as to the future financial performance of each company and such synergies and pro forma effects. In addition, UBS assumed with the approval of the Allscripts board of directors that the financial forecasts and estimates, including synergies, referred to above would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the Allscripts board of directors, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

It was UBS’ understanding that the consummation of the merger was conditioned upon, among other things, the closing of the Coniston Transactions and, for purposes of its analyses and its opinion UBS, at the direction of the Allscripts board of directors, assumed the consummation and otherwise gave effect to the Coniston Transactions and the Contingent Share Repurchase. UBS’ opinion only addressed the fairness, from a financial point of view, to Allscripts of the Exchange Ratio provided for in the merger and did not address any aspect of the Coniston Transactions, the Contingent Share Repurchase or any other aspect of the merger or any agreement, arrangement or understanding entered into in connection therewith, including, without limitation, the Framework Agreement and the granting of the right to require Allscripts to effect the Contingent Share Repurchase. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction. At direction of the Allscripts board of directors, UBS was not asked to, nor did UBS, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified in its opinion, of the Merger Agreement or any related documents (including, without limitation, the Framework Agreement) or the form of the merger or any related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger or any related transaction, or any class of such persons, relative to the Exchange Ratio. UBS expressed no opinion as to what the value of Allscripts common stock would be when issued pursuant to the merger or the prices at which Allscripts common stock or Eclipsys common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of the Allscripts board of directors, that (i) the final executed form of the Merger Agreement and the Framework Agreement would not differ in any material respect from the drafts that UBS reviewed, (ii) the parties to the Merger Agreement and the Framework Agreement would comply with all material terms of those agreements to which they are a party, and (iii) the merger would be consummated in accordance with the terms of the Merger Agreement and the Coniston Transactions and the Contingent Share Repurchase would be consummated in accordance with the terms of the Framework Agreement, in each case without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Allscripts, Eclipsys or the merger. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Allscripts board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Eclipsys, Allscripts or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Eclipsys and Allscripts provided by Allscripts in or underlying UBS’ analyses are not necessarily indicative of actual future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Eclipsys and Allscripts. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The Exchange Ratio was determined through negotiation between Eclipsys and Allscripts and the decision by Allscripts to enter into the merger was solely that of the Allscripts board of directors. UBS’ opinion and financial analyses were only one of many factors considered by the Allscripts board of directors in their evaluation of the fairness from a financial point of view of the Exchange Ratio provided for in the merger and should not be viewed as determinative of the views of the Allscripts board of directors or Allscripts’ management with respect to the merger or the Exchange Ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Allscripts board of directors on June 8, 2010 in connection with UBS’ opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the “Financial Analyses” described below, actual and estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, were adjusted to exclude stock-based compensation expense and one-time gains and losses, and actual and estimated non-GAAP net income were adjusted to exclude these same items and transaction-related amortization and capitalized software amortization, net of tax. The term “implied per share value of the merger consideration” refers to the $22.10 implied value of the merger consideration based on the Exchange Ratio of 1.2 and the closing price of Allscripts common stock on June 8, 2010 of $18.42 per share.

Financial Analyses

Selected Companies Analysis

UBS compared selected financial and stock market data of Eclipsys and Allscripts with corresponding data of the following six US publicly traded companies primarily focused on provider-based health information technologies and services:

•	Cerner Corporation

•	Computer Programs and Systems, Inc.

•	Quality Systems, Inc.

•	athenahealth, Inc.

•	Emdeon Inc.

•	MedAssets, Inc.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value based on closing stock prices on June 8, 2010, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of calendar years 2010 and 2011 adjusted EBITDA. UBS also reviewed the closing stock prices of the selected companies on June 8, 2010 as a multiple of calendar years 2010 and 2011 adjusted estimated earnings per share, referred to as EPS. UBS then compared the multiples derived for the selected companies with corresponding multiples implied for Allscripts based on the closing price of Allscripts common stock on June 8, 2010 and with corresponding multiples implied for Eclipsys based on the closing price of Eclipsys common stock on June 8, 2010 and on the implied per share value of the merger consideration. Estimated and other financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data for Eclipsys and Allscripts were based on internal estimates of Allscripts’ management, which we refer to as the Allscripts Management Estimates. This analysis indicated the following implied high, median, mean and low multiples for the selected companies, as compared to corresponding multiples implied for Eclipsys and Allscripts:

	Implied Multiples for Selected Companies				Implied Multiples for Eclipsys Based on Eclipsys Closing Stock Price on 6/8/10	Implied Multiples for Eclipsys Based on Implied Per Share Value of the Merger Consideration	Implied Multiples for Allscripts Based on Allscripts Closing Stock Price on 6/8/10
	High	Median	Mean	Low	Allscripts Management Estimates	Allscripts Management Estimates	Allscripts Management Estimates
Enterprise Value as Multiple of Adjusted EBITDA:
CY 2010E	17.4x	13.4x	13.0x	7.7x	10.1x	12.5x	14.5x
CY 2011E	11.8x	10.2x	9.9x	6.7x	8.0x	9.9x	11.2x

Closing Stock Price as Multiple of Adjusted EPS:
CY 2010E	47.4x	25.9x	27.5x	13.3x	26.1x	31.1x	27.0x
CY 2011E	29.6x	19.7x	20.3x	11.0x	20.0x	23.9x	21.5x

Selected Transactions Analysis

UBS reviewed transaction values in the following ten selected transactions involving US companies primarily focused on provider-based health information technologies and services with transaction values at or above $100 million:

Announcement Date	Acquiror	Target
•11/6/06	•McKesson Corporation	•Per-Se Technologies, Inc.
•8/9/06	•The Sage Group plc	•Emdeon Practice Services, Inc.
•1/19/06	•Allscripts Healthcare Solutions, Inc.	•A4 Health Systems, Inc.
•9/29/05	•GE Healthcare, a unit of General Electric Company	•IDX Systems Corporation
•8/29/05	•Per-Se Technologies, Inc.	•NDCHealth Corporation
•1/18/05	•Elekta AB	•IMPAC Medical Systems, Inc.
•11/16/04	•Cerner Corporation	•Medical Division of VitalWorks Inc.
•7/21/03	•Eastman Kodak Company	•PracticeWorks, Inc.
•6/25/01	•Misys plc	•Sunquest Information Systems, Inc.
•5/1/00	•Siemens Medical Engineering Group	•Shared Medical Systems Corporation

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, the target company’s latest 12 months adjusted EBITDA, and estimated adjusted EBITDA for Fiscal Year +1 and Fiscal Year +2. For transactions announced during the first half of a target’s fiscal year, UBS designated estimated adjusted EBITDA for Fiscal Year +1 as the target’s then-current fiscal year’s estimated adjusted EBITDA, and estimated adjusted EBITDA for Fiscal Year +2 as the subsequent fiscal year’s estimated adjusted EBITDA. For transactions announced during the second half of a target’s fiscal year, UBS designated estimated adjusted EBITDA for Fiscal Year +1 as the target’s estimated adjusted EBITDA for the subsequent fiscal year and estimated adjusted EBITDA for Fiscal Year +2 as the next succeeding fiscal year’s estimated adjusted EBITDA. UBS also reviewed the aggregate equity value of the target’s common stock on a fully diluted basis based on the per share consideration paid in the selected transactions, to the extent publicly available, as multiples of, to the extent publicly available, the target company’s adjusted net income for the latest 12 months, Fiscal Year +1 and Fiscal Year +2. UBS then compared the multiples derived for the selected transactions with corresponding multiples implied for Eclipsys based on the implied per share value of the merger consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for Eclipsys were based on Allscripts Management Estimates. This analysis indicated the following implied high, median, mean and low multiples for the selected transactions, as compared to corresponding multiples implied for Eclipsys by the implied per share value of the merger consideration:

	Implied Multiples for Selected Transactions				Implied Multiples for Eclipsys Based on Implied Per Share Value of Merger Consideration
Transaction Value as Multiple of:	High	Median	Mean	Low
Latest 12 Months Adjusted EBITDA	26.1x	17.5x	16.5x	9.5x	12.3x
Fiscal Year +1 Adjusted EBITDA	12.6x	11.3x	11.0x	9.1x	12.5x
Fiscal Year +2 Adjusted EBITDA	10.3x	9.8x	9.5x	8.3x	9.9x

Equity Value as Multiple of:	High	Median	Mean	Low
Latest 12 Months Adjusted Net Income	35.7x	30.3x	31.0x	27.3x	41.1x
Fiscal Year +1 Adjusted Net Income	47.9x	29.1x	31.8x	22.5x	31.1x
Fiscal Year +2 Adjusted Net Income	30.9x	26.4x	26.5x	22.2x	23.9x

Stand-alone Discounted Cash Flow Analysis

Allscripts. UBS performed a discounted cash flow analysis of Allscripts on a stand-alone basis using Allscripts Management Estimates, after giving effect to the Coniston Transactions, including associated borrowings and cost savings, but without giving effect to the Contingent Share Repurchase. For purposes of its analysis, UBS calculated a net present value, using a 6.5% discount rate, of Allscripts’ net operating loss tax carryforwards of $46 million based on information provided by Allscripts’ management. UBS calculated a range of implied present values (as of June 30, 2010) of the stand-alone unlevered, after-tax free cash flows that Allscripts was forecasted to generate from July 1, 2010 until December 31, 2016 and of terminal values for Allscripts based on Allscripts’ calendar year 2016 estimated adjusted EBITDA. Implied terminal values were derived by applying to Allscripts’ calendar year 2016 estimated adjusted EBITDA a range of terminal multiples from 9.0x to 11.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $16.25 to $22.00 per share of Allscripts common stock.

Eclipsys. UBS performed a discounted cash flow analysis of Eclipsys on a stand-alone basis using Allscripts Management Estimates. For purposes of its analysis, UBS calculated a net present value, using a 6.5% discount rate, of Eclipsys’ net operating loss tax carryforwards of $92 million based on information provided by Eclipsys’ management. UBS calculated a range of implied present values (as of June 30, 2010) of the stand-alone unlevered, after-tax free cash flows that Eclipsys was forecasted to generate from July 1, 2010 until December 31, 2016 and of terminal values for Eclipsys based on Eclipsys’ calendar year 2016 estimated adjusted

EBITDA. Implied terminal values were derived by applying to Eclipsys’s calendar year 2016 estimated adjusted EBITDA a range of terminal multiples from 9.0x to 11.0x. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $19.75 to $24.50 per share of Eclipsys common stock.

Pro Forma Combined Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Allscripts pro forma for the merger using Allscripts Management Estimates, giving effect to the synergies Allscripts’ management expected to result from the merger.

First, UBS performed a discounted cash flow analysis of Allscripts pro forma for the merger using Allscripts Management Estimates, without giving effect to the synergies Allscripts’ management expected to result from the merger. For purposes of its analysis, UBS calculated a net present value, using a 6.5% discount rate, of the pro forma combined company’s net operating loss tax carryforwards of $135 million based on information provided by Allscripts’ management. UBS calculated a range of implied present values (as of June 30, 2010) of the unlevered, after-tax free cash flows that Allscripts pro forma for the merger was forecasted to generate, after giving effect to the Coniston Transactions and the Contingent Share Repurchase, from July 1, 2010 until December 31, 2016. Implied terminal values were derived by applying a range of terminal multiples from 9.0x to 11.0x to the pro forma combined company’s calendar year 2016 estimated adjusted EBITDA. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%.

Next, UBS performed a discounted cash flow analysis with respect to the revenue and cost synergies Allscripts’ management expected to result from the merger. For revenue synergies, UBS calculated a range of implied present values (as of June 30, 2010) of the unlevered, after-tax free cash flows resulting from revenue synergies that Allscripts pro forma for the merger was forecasted to generate, from July 1, 2010 until December 31, 2016. Implied terminal values were derived by applying a range of terminal multiples from 9.0x to 11.0x to the pro forma combined company’s calendar year 2016 estimated adjusted EBITDA resulting from revenue synergies. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. For cost synergies, UBS calculated a range of implied present values of the estimated unlevered after-tax free cash flows resulting from cost synergies that Allscripts pro forma for the merger was forecasted to generate from July 1, 2010 until December 31, 2016. Implied terminal values were derived by applying a range of perpetuity growth rates from 2.0% to 3.0% to the unlevered after-tax free cash flows resulting from cost synergies beyond calendar year 2016. Present values of cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%.

UBS then summed the range of implied present values of the equity of Allscripts pro forma for the merger excluding expected synergies with the range of implied present values of the revenue and cost synergies Allscripts’ management expected to result from the merger, and derived a range of implied present values of Allscripts pro forma for the merger including expected synergies of approximately $18.00 to $24.00 per share of Allscripts common stock pro forma for the merger, as compared to the range of implied present values of approximately $16.25 to $22.00 per share of Allscripts common stock for Allscripts on a stand-alone basis. This analysis indicated that the implied present value per share of Allscripts common stock pro forma for the merger including expected synergies represented an increase of approximately 9% to 11% over the implied present value per share of Allscripts common stock on a stand-alone basis.

Contribution Analysis

UBS reviewed the relative estimated contributions of Allscripts and Eclipsys for calendar years 2009 through 2012 to the pro forma combined company’s non-GAAP net income and adjusted EBITDA with synergies after giving effect to the Coniston Transactions and the Contingent Share Repurchase.

UBS reviewed the relative pro forma contributions of Allscripts and Eclipsys to the combined company’s pro forma Non-GAAP net income as compared to the equity values of each company, based on the Exchange Ratio. This analysis indicated the following relative contributions of Allscripts and Eclipsys:

	Percent Allscripts Contribution to Pro Forma Combined Entity	Percent Eclipsys Contribution to Pro Forma Combined Entity	Percent of Synergies Contribution to Pro Forma Combined Entity
Pro Forma Equity Ownership	63%	37%

Non-GAAP Net Income
CY 2009A	75%	25%	0%
CY 2010E	68%	29%	2%
CY 2011E	62%	28%	10%
CY 2012E	61%	27%	12%

UBS reviewed the relative pro forma contributions of Allscripts and Eclipsys to the combined company’s pro forma adjusted EBITDA with synergies as compared to the enterprise values of each company based on the implied per share value of the merger consideration. This analysis indicated the following relative contributions of Allscripts and Eclipsys:

	Percent Allscripts Contribution to Pro Forma Combined Entity	Percent Eclipsys Contribution to Pro Forma Combined Entity	Percent of Synergies Contribution to Pro Forma Combined Entity
Enterprise Value at Transaction	72%	28%

Adjusted EBITDA with Synergies
CY 2009A	65%	35%	0%
CY 2010E	66%	32%	2%
CY 2011E	62%	29%	8%
CY 2012E	62%	28%	11%

Other Considerations

Accretion/Dilution Analysis

UBS reviewed the potential pro forma effect of the merger on Allscripts’ estimated EPS for calendar years 2010 and 2011 after taking into account the potential synergies (net of any costs to achieve) anticipated by the management of Allscripts to result from the merger. Estimated financial data for Allscripts and Eclipsys were based on Allscripts’ Management Estimates. Based on the Exchange Ratio, this analysis indicated that the merger would be accretive to Allscripts’ calendar years 2011 and 2012 estimated non-GAAP EPS after giving effect to the Coniston Transactions and the Contingent Share Repurchase and taking into account the synergies Allscripts’ management expected to result from the proposed merger, as follows:

	2011E	2012E
Accretion/(Dilution) ($)	$0.06	$0.06
Accretion/(Dilution) (%)	6.4%	5.6%

Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, Allscripts agreed to pay UBS an aggregate fee for its financial advisory services in connection with the merger currently estimated to be approximately $5.0 million, $1 million of which became payable in connection with UBS’ opinion, $750,000 of which will become payable upon adoption of the merger agreement by Eclipsys’ stockholders and $3.25 million of which is contingent upon consummation of the merger. Allscripts may also pay UBS an additional fee as determined in its sole discretion. Further, Allscripts agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS also may provide financing, underwriting and related services to Allscripts and Misys in connection with the Coniston Transactions and, in such event, would receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to Allscripts and Misys unrelated to the proposed merger, for which UBS and its affiliates received compensation, including having acted as a book running lead managing underwriter in connection with an offering of equity securities by Allscripts in 2006 and having provided financial advisory services to Misys in connection with Misys’s divestiture of a business in 2007. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Allscripts, Eclipsys and Misys and, accordingly, may at any time hold a long or short position in such securities. Allscripts selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in complex transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Perella Weinberg, Financial Advisor to the Eclipsys Board of Directors

Eclipsys retained Perella Weinberg to act as the financial advisor to Eclipsys and its board of directors in connection with the merger. Eclipsys selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industry in which Eclipsys conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On June 8, 2010, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Eclipsys that, on June 8, 2010, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the Exchange Ratio of 1.2 shares of Allscripts common stock to be received in respect of each share of Eclipsys common stock in the merger was fair, from a financial point of view, to the holders of Eclipsys common stock, other than Allscripts or any of its affiliates.

The full text of Perella Weinberg’s written opinion, dated June 8, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex H and is incorporated by reference herein. Holders of shares of Eclipsys common stock are urged to read the opinion carefully and in its entirety. The opinion does not address Eclipsys’ underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to Eclipsys. The opinion does not constitute a recommendation to any holder of Eclipsys common stock or holder of Allscripts common stock as to how such holder should vote or otherwise act with respect to the proposed merger or any other matter. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities, creditors or other constituencies of Eclipsys. Perella Weinberg provided its opinion for the information and assistance of the board of directors of Eclipsys in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Eclipsys and Allscripts, including research analyst reports;

•	reviewed certain publicly available financial forecasts relating to Eclipsys;

•	reviewed certain publicly available financial forecasts relating to Allscripts;

•

reviewed estimates of synergies anticipated from the merger, which are referred to in this Perella Weinberg opinion summary section as the anticipated synergies, prepared by the management of Eclipsys;

•

discussed the past and current business, operations, financial condition and prospects of Eclipsys, including the anticipated synergies, with senior executives of Eclipsys and Allscripts, and discussed the past and current business, operations, financial condition and prospects of Allscripts with senior executives of Eclipsys and Allscripts;

•

reviewed the potential pro forma financial impact of the merger (after giving effect to the Coniston Transactions) on the future financial performance of the combined company, including the effect of the anticipated synergies, and taking into account the utilization of net operating loss carry-forwards;

•	reviewed the relative financial contributions of Eclipsys and Allscripts to the future financial performance of the combined company on a pro forma basis;

•	compared the financial performance of Eclipsys and Allscripts with that of certain publicly-traded companies which it believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain transactions, which it believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for the shares of Eclipsys common stock and shares of Allscripts common stock, and compared such price and trading activity of the shares of Eclipsys common stock and shares of Allscripts common stock with each other and with that of securities of certain publicly-traded companies which it believed to be generally relevant;

•	reviewed the premiums paid in certain publicly available transactions, which it believed to be generally relevant;

•	reviewed a draft, dated June 7, 2010, of the Merger Agreement;

•	reviewed the terms and conditions of the Coniston Transactions and the agreements related thereto; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the managements of Eclipsys and Allscripts that information furnished by Eclipsys and Allscripts for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the information relating to anticipated synergies and the amount and utilization of the net operating loss carry-forwards, Perella Weinberg was advised by the management of Eclipsys, and assumed, with the consent of the board of directors of Eclipsys, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Eclipsys as to the future financial performance of Eclipsys and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. Perella Weinberg was not provided with, and did not have any access to, financial projections of Eclipsys prepared by the management of Eclipsys or financial projections of Allscripts prepared by the management of Allscripts. Accordingly, upon advice of Eclipsys and Allscripts, Perella Weinberg assumed that the published estimates of third party research analysts were a reasonable basis upon which to evaluate the future financial performance of Eclipsys and Allscripts and that Eclipsys and Allscripts will perform substantially in accordance with such estimates. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Eclipsys or Allscripts, nor was it furnished with any such valuations or appraisals nor did it assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Eclipsys or Allscripts. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final executed Merger Agreement would not differ in any material respect from the draft merger agreement it reviewed and that the merger would be consummated in accordance with the terms set forth in such draft merger agreement, and that the Coniston Transactions would be consummated in accordance with the terms set forth in the draft Framework Agreement, in each case without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Eclipsys, Allscripts, the Coniston Transactions or the contemplated benefits expected to be derived in the proposed merger. Perella Weinberg also assumed that the merger would qualify as a tax-free reorganization under the Internal Revenue Code. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness, from a financial point of view, as of June 8, 2010, of the Exchange Ratio provided for in the Merger Agreement to the holders of shares of Eclipsys common stock, other than Allscripts or any of its affiliates. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or the Framework Agreement or the form or structure of the merger or the Coniston Transactions or the likely timeframe in which the merger or the Coniston Transactions would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the Exchange Ratio. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Eclipsys had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Eclipsys to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to Eclipsys. Perella Weinberg was not authorized to solicit, and did not solicit, indications of interest in a transaction with Eclipsys from any party.

Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Eclipsys common stock or holder of shares of Allscripts common stock as to how to vote or otherwise act with respect to the proposed merger or any other matter and does not in any manner address the prices at which shares of Eclipsys common stock or shares of Allscripts common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or any consideration received in connection with the merger by, the holders of any other class of securities, creditors or other constituencies of Eclipsys. Perella Weinberg’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion, including the volatile financial and economic conditions then prevailing. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion.

The following is a brief summary of the material financial analyses performed by Perella Weinberg and reviewed by the board of directors of Eclipsys in connection with Perella Weinberg’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. For purposes of its analyses, at the direction of Eclipsys management, Perella Weinberg used the Institutional Brokers’ Estimate System (IBES) median estimates for projections for both Eclipsys and Allscripts, as well as for certain selected comparable companies described below, which are referred to in this Perella Weinberg opinion summary section as the Street Projections. All median estimates reported by IBES include estimates previously adjusted from GAAP standards by Wall Street analysts to exclude certain non-recurring expenses, including deal-related amortization expenses, stock compensation expenses, and certain other adjustments.

Valuation of Eclipsys

Implied Value Per Share

Perella Weinberg calculated the implied per share value of the consideration to be received by the holders of Eclipsys common stock pursuant to the Merger Agreement, by multiplying the Exchange Ratio of 1.2 provided for in the Merger Agreement by the closing sale price of Allscripts common stock as of June 8, 2010 of $18.42, and noted that such implied per share value was $22.10, which is referred to in this Perella Weinberg opinion summary section as the One-Day Implied Price.

Perella Weinberg also calculated the implied per share value of the consideration to be received by the holders of Eclipsys common stock pursuant to the Merger Agreement, by multiplying the Exchange Ratio of 1.2 provided for in the Merger Agreement by the 20-trading day average closing sale price of Allscripts common stock as of June 8, 2010 of $19.21, and noted that the implied per share value was $23.06, which is referred to in this Perella Weinberg opinion summary section as the 20-Trading Day Implied Price.

For each of the analyses described below, Perella Weinberg compared the One-Day Implied Price and 20-Trading Day Implied Price to the range of per share values for Eclipsys implied by such analyses. The market data used by Perella Weinberg for purposes of its analyses of Eclipsys is as of June 8, 2010.

Historical Stock Trading and Transaction Premium Analysis

Perella Weinberg reviewed the historical trading price per share of Eclipsys common stock. Perella Weinberg noted that the lowest intraday sale price per share of Eclipsys common stock during the previous 52-week period was $15.72 and the highest intraday sale price per share of Eclipsys common stock during such period was $21.50. In addition, Perella Weinberg calculated the implied premium represented by the One-Day Implied Price and 20-Trading Day Implied Price relative to the closing sale price per share of Eclipsys common stock as of June 8, 2010 and the average closing sale prices per share during the one week and 20-trading day periods ended on June 8, 2010. The results of these calculations and reference points are summarized in the following table:

	Price per Share	One-Day Implied Price Premium	20-Trading Day Implied Price Premium
Closing price on June 8, 2010	$18.51	19.4%	24.6%
One-week average	$19.29	14.6%	19.5%
20-trading day average	$19.24	14.9%	19.8%

Perella Weinberg also reviewed the historical ratios of the trading price per share of Eclipsys common stock to the trading price per share of Allscripts common stock. Perella Weinberg noted such historical Exchange Ratios as of June 8, 2010 and based on the average Exchange Ratio of Eclipsys common stock and Allscripts common stock during the one week and 20-trading day periods ended on June 8, 2010. Perella Weinberg calculated the premium over such historical Exchange Ratios implied by the 1.2 Exchange Ratio provided for in the Merger Agreement. The results of these calculations and reference points are summarized in the following table:

	Historical Exchange Ratio	Implied Premium
Closing price on June 8, 2010	1.005x	19.4%
One-week average	1.013x	18.5%
20-trading day average	1.002x	19.8%

The historical stock trading and transaction premium analysis provided general reference points with respect to the trading prices of Eclipsys common stock which enabled Perella Weinberg to compare the historical prices with the consideration offered by Allscripts pursuant to the Merger Agreement.

Equity Research Analyst Price Targets Statistics

Perella Weinberg reviewed and analyzed selected recent publicly available equity research analyst price targets for Eclipsys common stock prepared and published by selected analysts during the period from May 4, 2010 through June 8, 2010. These targets reflect each analyst’s estimate of the future public market trading price of Eclipsys common stock and are not discounted to reflect present values. Perella Weinberg noted that, as of June 8, 2010, the range of undiscounted analyst price targets for Eclipsys common stock was between approximately $18.00 and $26.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Eclipsys common stock, and these estimates are subject to uncertainties, including the future financial performance of Eclipsys and future financial market conditions.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Eclipsys to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the health information technology industry, which is referred to in this Perella Weinberg opinion summary section as the Healthcare IT industry, which, in the exercise of its professional judgment and based on its knowledge of such industry, Perella Weinberg determined to be relevant to its analysis:

Selected Companies

•	Allscripts-Misys Healthcare Solutions, Inc.

•	athenahealth, Inc.

•	Cerner Corporation

•	MedAssets, Inc.

•	Quality Systems, Inc.

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios, based on the closing sale price per share as of June 8, 2010, information Perella Weinberg obtained from SEC filings for historical information (as adjusted for certain non-recurring expenses) and the selected company and Eclipsys Street Projections. Based on the analysis of these ratios, as well as its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected representative ranges of price per share as a multiple of estimated earnings per share, or EPS, to apply to corresponding data for Eclipsys. Additionally, because Eclipsys’ net operating losses (NOLs) are relatively higher than the NOLs of the selected companies, Perella Weinberg also determined NOL-adjusted multiples for Eclipsys and the selected companies based on public data including SEC filings and the Street Projections. Perella Weinberg applied such representative ranges of price-to-EPS multiples to the median estimated EPS values of Eclipsys for calendar years 2010 and 2011, based on the Eclipsys Street Projections on a standalone basis and also as adjusted for the present value of NOLs, which resulted in the following ranges of implied equity value per share of Eclipsys common stock:

Financial Multiple	Representative Range	Implied Per Share Equity Value
Street Projections
Price / 2010E EPS	25.0x – 26.1x	$18.51 – $19.28
Price / 2011E EPS	20.1x – 21.2x	$18.51 – $19.49
Street Projections as adjusted for present value of NOLs
Price / 2010E EPS	22.9x – 25.3x	$18.51 – $20.65
Price / 2011E EPS	18.4x – 21.0x	$18.51 – $20.85

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Eclipsys’ business. Accordingly, Perella Weinberg’s comparison of selected companies to Eclipsys and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Eclipsys.

Discounted Cash Flow Analysis

Perella Weinberg conducted an illustrative discounted cash flow analysis for Eclipsys to calculate the estimated present value as of June 8, 2010 of the estimated standalone unlevered free cash flows, calculated as EBITDA (earnings before interest, taxes, depreciation and amortization) less taxes, capital expenditures, capitalized research and development costs and increase in working capital, and subject to other adjustments, that Eclipsys could generate during the period commencing in the second quarter of fiscal year 2010 through fiscal year 2014. Estimates of unlevered free cash flows used for this analysis were based on the Eclipsys Street Projections for fiscal years 2010 through 2012, with figures for fiscal years 2013 and 2014 projected on the basis of an assumed 5.0% revenue growth rate and the same margins as resulted from the Eclipsys Street Projections for fiscal year 2012. For each case, Perella Weinberg used discount rates ranging from 10.3% to 11.3% based on estimates of the weighted average cost of capital of Eclipsys, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 11.0x to 12.0x EBITDA. Perella Weinberg chose this discount rate range based on the Beta and capital structure of public companies in the Healthcare IT industry deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions) and the relative capital structure of Eclipsys. As part of the total implied equity value calculated for Eclipsys, Perella Weinberg included the present value of the estimated NOL carry-forward balance estimated as of June 8, 2010 based on SEC filings and the Eclipsys Street Projections. For purposes of these analyses, Perella Weinberg utilized the fully diluted number of shares of Eclipsys common stock calculated using the treasury stock method. These analyses indicated reference ranges of implied equity values per share of Eclipsys common stock of approximately $18.85 – $21.28.

Precedent Transactions Analysis

Perella Weinberg analyzed certain information relating to selected precedent Healthcare IT industry transactions from 2000 to June 8, 2010 which, in the exercise of its professional judgment, Perella Weinberg determined to be relevant public companies with operations comparable to Eclipsys and Allscripts. The Healthcare IT industry transactions analyzed included the following:

Transaction Announcement	Target	Acquirer
4/11/2008	The Trizetto Group, Inc.	Investor Group
11/5/2006	Per-Se Technologies, Inc.	McKesson Corporation
9/29/2005	IDX Systems Corporation	General Electric Company
8/29/2005	NDCHealth Corporation	Per-Se Technologies, Inc.
1/18/2005	IMPAC Medical Systems, Inc.	Elekta AB
7/21/2003	PracticeWorks, Inc.	Eastman Kodak Company
5/1/2000	Shared Medical Systems Corporation	Siemens AG

For each of the selected transactions, Perella Weinberg calculated and compared (i) the resulting enterprise value, or EV, in the transaction as a multiple of last twelve months, or LTM, EBITDA and (ii) the price per share implied in the transaction as a multiple of LTM EPS (each as adjusted from GAAP to exclude certain non-recurring expenses). Such multiples for the selected transactions were based on publicly available information at the time of the relevant transaction.

Based on the multiples calculated above and Perella Weinberg’s analyses of the various selected transactions and on judgments made by it, Perella Weinberg derived a representative range of multiples of the transactions and applied that range of multiples to LTM EBITDA for Eclipsys of approximately $80 million and LTM EPS of Eclipsys of approximately $0.66 as of June 8, 2010 (each as adjusted from GAAP to exclude certain non-recurring expenses), resulting in ranges of implied equity value per share of Eclipsys common stock as summarized in the table below:

Financial Multiple	Selected Multiple Range	Implied Range of Equity Values Per Share
EV / LTM EBITDA	15.4x – 17.6x	$23.73 – $26.68
Price/LTM EPS	37.1x – 37.7x	$24.49 – $24.88

Although the selected Healthcare IT industry transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger, Eclipsys or Allscripts. In addition, in connection with its review, Perella Weinberg considered the dates on which these transactions were announced and the market conditions existing at such time. Accordingly, Perella Weinberg’s comparison of the selected transactions to the merger and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the companies involved in such transactions and of the merger and were based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Premiums Paid Analysis

Perella Weinberg analyzed the premiums paid in certain transactions in the technology, software and Healthcare IT industries since 2000, as well as in certain other structurally similar transactions since 2000, each of which Perella Weinberg selected based on its professional judgment and familiarity with such industries and transactions. For each of the selected transactions, Perella Weinberg calculated and compared the premiums of each Target’s offer price to that target company’s stock price 30 days prior to the announcement of the transaction.

Based on the observed premiums and in light of its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected a representative range of implied premiums for each industry, as well as for the other significant transactions selected, and applied those ranges of premiums to the closing sale price of Eclipsys common stock on June 8, 2010, which implied ranges of equity value per share for Eclipsys common stock as indicated in the table below:

Comparable Group	Selected Premium Range		Implied Range of Equity Values Per Share
Technology Industry	14	% – 28%	$21.10 – $23.69
Software Industry	14	% – 29%	$21.10 – $23.88
Healthcare IT Industry	20	% – 28%	$22.21 – $23.69
Structurally Similar Transactions	6	% – 26%	$19.62 – $23.32

Contribution Analysis

Perella Weinberg analyzed the contribution of each of Eclipsys and Allscripts to the pro forma combined company, not including any synergies or other combination adjustments, with respect to each company’s equity value and enterprise value and each company’s revenue, gross profit, EBITDA, net income and free cash flow (calculated as cash flow from operations less capital expenditures and capitalized research and development costs) for each of fiscal years 2009 and 2010. Historical data for fiscal year 2009 was derived from public SEC filings and adjusted to consider certain non-recurring expenses for each company, while estimated data for fiscal year 2010 was derived from the Eclipsys and Allscripts Street Projections. The analysis yielded the following results:

	Eclipsys	Allscripts
Revenue
2009A	44%	56%
2010E	43%	57%
Gross Profit
2009A	41%	59%
2010E	39%	61%
Adjusted EBITDA
2009A	43%	57%
2010E	33%	67%
Adjusted Net Income
2009A	28%	72%
2010E	31%	69%
Free Cash Flow
2009A	47%	53%
2010E	33%	67%
Value
Equity Value	28%	72%
Enterprise Value	25%	75%

Perella Weinberg calculated the pro forma ownership of the combined company by Eclipsys’ stockholders, based upon the closing share prices of Eclipsys’ and Allscripts’ common stock on June 8, 2010, the 1.2 Exchange Ratio provided for in the Merger Agreement, the shares outstanding for each company, and pro forma adjustments to account for the completion of the Coniston Transactions. This calculation resulted in a 36.7% pro forma ownership of the combined company by Eclipsys’ stockholders.

Valuation of Allscripts

Perella Weinberg performed certain analyses to provide the Eclipsys board of directors with an indication of the value of Allscripts common stock. For each of the analyses described below, Perella Weinberg compared the closing share price of Allscripts common stock of $18.94 as of June 4, 2010, to the range of share prices implied by such analysis. The market data used by Perella Weinberg for purposes of its analysis of Allscripts is as of June 4, 2010.

Historical Stock Price Analysis

To obtain general reference points with respect to the trading price of Allscripts common stock and obtain an indication of the current equity value of the Allscripts common stock offered in the merger, Perella Weinberg reviewed the historical trading price per share of Allscripts common stock for the 52-week period ending on June 4, 2010. Perella Weinberg noted that the lowest intraday sale price per share of Allscripts common stock during the 52-week period ended on June 4, 2010 was $12.69 and the highest intraday sale price per share of Allscripts common stock during the 52-week period ended on June 4, 2010 was $22.55, compared to a closing share price of $18.94 as of June 4, 2010.

Equity Research Price Target Statistics

Perella Weinberg reviewed and analyzed selected recent publicly available research analyst price targets for Allscripts common stock prepared and published by selected recent publicly available research analyst price targets for Allscripts common stock prepared and published by selected equity research analysts during the period from April 8, 2010 through June 4, 2010. Perella Weinberg noted that the range of undiscounted equity analyst price targets for Allscripts common stock was between approximately $19.00 and $26.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Allscripts common stock and these estimates are subject to uncertainties, including the future financial performance of Allscripts and future financial market conditions.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Allscripts to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the Healthcare IT industry, which, in the exercise of its professional judgment and based on its knowledge of such industry, Perella Weinberg determined to be relevant to its analysis:

Selected Companies

•	athenahealth, Inc.

•	Cerner Corporation

•	Eclipsys Corporation

•	MedAssets, Inc.

•	Quality Systems, Inc.

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios, based on the closing sale price per share as of June 4, 2010, information Perella Weinberg obtained from SEC filings for historical information (as adjusted for certain non-recurring charges for each company) and the selected company and Allscripts Street Projections. Based on the analysis of these ratios, as well as its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected representative ranges of price per share as a multiple of EPS to apply to corresponding data for Allscripts. Additionally, Perella Weinberg considered certain adjustments to the Allscripts

Street Projections, including to reflect interest expenses on new debt incurred as part of the Coniston Transactions. Perella Weinberg then applied such representative ranges of price-to-EPS multiples to the median estimated EPS of Allscripts for each of calendar years 2010 and 2011, based on the Allscripts Street Projections as adjusted for the Coniston Transactions, resulting in the following ranges of implied equity value per share of Allscripts common stock:

Financial Multiple	Representative Range	Implied Per Share Equity Value
Street Projections (as adjusted for Coniston Transactions)
Price / 2010E EPS	26.2x – 28.3x	$18.20 – $19.62
Price / 2011E EPS	21.1x – 23.4x	$18.72 – $20.80

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Allscripts’ business. Accordingly, Perella Weinberg’s comparison of selected companies to Allscripts and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Allscripts.

Discounted Cash Flow Analysis

Perella Weinberg performed an illustrative discounted cash flow analysis for Allscripts, to calculate the estimated present value as of June 4, 2010 of the estimated standalone unlevered free cash flows, calculated as EBITDA less taxes, capital expenditures, capitalized research and development costs and increase in working capital, and subject to other adjustments, that Allscripts could generate during the period commencing in the second quarter of calendar year 2010 through calendar year 2014. Estimates of unlevered free cash flows used for this analysis were based on the Allscripts Street Projections for fiscal years 2010 through 2012, with figures for fiscal years 2013 and 2014 projected on the basis of an assumed 5.0% revenue growth rate and the same margins as resulted from the Allscripts Street Projections for fiscal year 2012 . For each case, Perella Weinberg used discount rates ranging from 10.0% to 11.0% based on estimates of the weighted average cost of capital of Allscripts, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 15.8x to 17.8x EBITDA. Perella Weinberg chose this discount rate range based on the Beta and capital structure of public companies in the Healthcare IT industry deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions) and the relative capital structure of Allscripts. As part of the total implied equity value calculated for Allscripts, Perella Weinberg included the present value of the estimated NOL loss carry-forward balance estimated as of June 4, 2010 based on SEC filings and the Allscripts Street Projections. For purposes of these analyses, Perella Weinberg utilized the fully-diluted number of shares of Allscripts common stock calculated using the treasury stock method. These analyses indicated reference ranges of implied equity values per share of Allscripts common stock of approximately $20.54 to $24.11.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Eclipsys, Allscripts or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the board of directors of Eclipsys as to the fairness, on the date of Perella Weinberg’s opinion, from a financial point of view, of the Exchange Ratio provided for in the Merger Agreement to the holders of shares of Eclipsys common stock, other than Allscripts or any of its affiliates. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the estimates of third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Eclipsys, Allscripts, Perella Weinberg or any other person assumes responsibility if future results are materially different from those presented herein.

As described above, the opinion of Perella Weinberg to the board of directors of Eclipsys was one of many factors taken into consideration by the board of directors of Eclipsys in making its determination to approve the merger. Perella Weinberg was not asked to, and did not, recommend the specific Exchange Ratio provided for in the Merger Agreement, which Exchange Ratio was determined through negotiations between Eclipsys and Allscripts.

Pursuant to the terms of the engagement letter between Perella Weinberg and Eclipsys, Eclipsys agreed to pay to Perella Weinberg (i) a fee of $200,000 upon execution of the engagement letter, (ii) a fee of $1 million upon the delivery of the opinion and (iii) a fee of $9 million upon consummation of the merger (to be reduced by any amounts already paid under clauses (i) and (ii)). In addition, Eclipsys agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Eclipsys or Allscripts or any of their respective affiliates. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg. Perella Weinberg and its affiliates have in the past provided (pursuant to engagement letter described above), currently are providing and in the future may provide, investment banking and other financial services to Eclipsys and its affiliates for which they have received, or would expect to receive, compensation for the rendering of these services. During the two year period prior to June 8, 2010, no material relationship existed between Perella Weinberg and its affiliates and Allscripts pursuant to which compensation was received by Perella Weinberg or its affiliates; however, Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Allscripts and its affiliates for which they would expect to receive compensation.

Interests of Allscripts Executive Officers in the Merger

In considering the recommendation of the Allscripts board of directors that Allscripts stockholders vote “FOR” the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, Allscripts stockholders should be aware that some of Allscripts’ executive officers have financial interests in the merger that may be different from, or in addition to, those of Allscripts stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below. The Allscripts board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and making its recommendations that Allscripts stockholders approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement.

In connection with the merger, Allscripts has established the Allscripts-Misys Healthcare Solutions, Inc. Incentive Retention Plan, which we refer to as the Retention Plan. The purpose of the Retention Plan is to retain certain highly qualified individuals in the employment of Allscripts, provide incentive and reward to such individuals to diligently and successfully complete the merger, and to mitigate distractions to such individuals resulting from the transaction. The Retention Plan is administered by the Allscripts Compensation Committee, which is authorized to select the Retention Plan’s participants. There are approximately 170 employees selected to participate in the Retention Plan, divided into five participation award levels. The blue award participants will be Messrs. Tullman, Shapiro and Davis. The green award will have seven participants, including Ms. McPartland and Mr. Surges. Awards red, orange and yellow will consist of 10, 50 and approximately 100 executives and key employees, respectively.

The total value of the awards is 250%, 200%, 150% and 50% of a participant’s base salary (as of the close of the transaction) for awards blue, green, red and orange, respectively. These awards consist of 50% cash and 50% performance-based restricted shares (“Performance Shares”). The cash awards vest periodically over two years beginning on the date of the closing of the merger as follows: 1/6 at each of the close of the merger and the 6, 12, 16, 20 and 24 month anniversaries of the closing of the merger. The performance-based restricted shares vest up to 50% in each of the years following the closing of the merger based on the achievement of certain cost synergies and the booking of new integrated deals as established by the Allscripts board of directors. Awards for the blue, green, red and orange levels also will vest upon a termination due to death or disability, and, for the blue, green and red levels, termination by Allscripts without cause or by the participant for constructive discharge. Awards not previously vested are otherwise forfeited upon termination of employment.

The following table indicates the potential dollar value of the cash and performance-based restricted shares that would be awarded to Allscripts’ executive officers under the Retention Plan.

Executive Officers	Potential Award Value—Subject to Vesting and Performance Criteria
Glen Tullman	$1,875,000
Lee Shapiro	$1,500,000
William Davis	$1,062,500
Diane Adams	$620,000
Eileen McPartland	$1,200,000
Jeffery Surges	$800,000

In addition, in accordance with the Merger Agreement, Glen E. Tullman will remain as the chief executive officer of Allscripts upon completion of the merger and Allscripts will use its commercially reasonable efforts to cause the election of Mr. Tullman as a director of Allscripts at each of the next three annual meetings of stockholders of Allscripts.

Interests of Eclipsys Directors and Executive Officers in the Merger

In considering the recommendation of the Eclipsys board of directors that Eclipsys stockholders vote “FOR” the proposal to adopt the Merger Agreement, Eclipsys stockholders should be aware that some of Eclipsys’ executive officers and directors have financial interests in the merger that may be different from, or in addition to, those of Eclipsys stockholders generally. These interests may present Eclipsys executive officers and directors with actual or potential conflicts of interest, and these interests, to the extent material, are described below. The Eclipsys board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and making its recommendations that the Eclipsys stockholders approve the Merger Agreement.

Pead Board Service and Employment Agreement with Allscripts

Upon closing of the merger, Philip M. Pead, the president and chief executive officer of Eclipsys, will become chairman of the board of directors of Allscripts and will also be employed by Allscripts as a senior executive. Related to such employment, Mr. Pead entered into an employment agreement, dated June 9, 2010, with Allscripts, which we call the Employment Agreement, that will become effective upon the closing of the merger. Pursuant to the Employment Agreement, Mr. Pead will have the duties assigned to him by the board of directors of Allscripts and will report to the board of directors of Allscripts. Mr. Pead’s initial employment duties will consist of, in collaboration with the chief executive officer of Allscripts, integration of the Allscripts and Eclipsys businesses and realization of the synergies of the merger; actively engaging in the development of the strategic vision and direction of the combined company; developing and growing the international business of the combined company; and enhancing the relationships of the combined company with key customers, partners, investors and employees. The term of the Employment Agreement is three years from the closing of the merger, with automatic one-year renewals unless notice of termination by either Mr. Pead or Allscripts is given at least 90 days prior to the expiration of the term. Mr. Pead’s annual base salary will be $675,000, and his annual target bonus opportunity will be 100% of base salary. Upon the closing of the merger, Mr. Pead’s outstanding Eclipsys stock option awards will convert into options to purchase Allscripts stock in accordance with the Merger Agreement and, pursuant to the Employment Agreement, Mr. Pead’s converted stock options will fully vest. Upon a termination of his employment by Allscripts without “cause” or by Mr. Pead for “constructive discharge”, Mr. Pead will receive 12 months of continued base salary plus target bonus, 12 months of continued health and dental coverage and, with respect to outstanding equity awards, the vesting of a pro rata portion of unvested incentive equity awards plus one additional year’s vesting. Upon a termination by Allscripts without cause or by Mr. Pead for constructive discharge that occurs within two years after a “Change of Control” (as defined in the Employment Agreement) or within 180 days before a Change of Control, Mr. Pead will receive two times the value of his annual base salary plus target bonus, 12 months of continued health and dental coverage and full vesting of outstanding equity awards.

For the purpose of the Employment Agreement, “cause” generally includes willful or grossly negligent failure to perform duties and obligations under the Employment Agreement in any material respect; conviction of a crime or offense constituting a felony or involving fraud or moral turpitude which will result in significant reputational harm to Allscripts or involving property of Allscripts; violation of any law which is materially and demonstrably injurious to the operations or reputation of Allscripts; and willful failure or refusal to comply with the policies of Allscripts or the reasonable and lawful instructions of the board of directors of Allscripts. For the purpose of the Employment Agreement, “constructive discharge” generally includes a failure of Allscripts to meet its obligations in any material respect under the Employment Agreement; any material adverse alteration in the bylaws of Allscripts which affects the nature or scope of Mr. Pead’s duties as Chairman or the reporting lines between Mr. Pead and the board of directors of Allscripts; requested relocation of Mr. Pead to a location that is more than fifty (50) miles from Allscripts’ future offices in Atlanta, Georgia; removal of Mr. Pead as Chairman of the board of directors of Allscripts or the failure to re-elect Mr. Pead to serve as a director of Allscripts at the annual stockholders meetings of Allscripts through the 2012 Allscripts stockholders meeting; and failure of any successor of Allscripts to assume the Employment Agreement. Mr. Pead will be subject to noncompetition and non-solicitation of employees covenants during his employment and for one year thereafter, as well as confidentiality restrictions and Allscripts stock ownership requirements. At the closing of the merger, Mr. Pead’s employment agreement with Eclipsys will terminate and, with certain exceptions, will be superseded by the Employment Agreement with Allscripts.

The foregoing summary of the Employment Agreement is qualified in its entirety by the terms and conditions of the Employment Agreement, a copy of which has been filed as an exhibit to the Allscripts Current Report on Form 8-K, filed with the SEC on June 14, 2010, and is incorporated by reference in this joint proxy statement/prospectus/information statement.

Board of Directors of Allscripts

In addition to Mr. Pead’s role as chairman of the board of directors of Allscripts (as described above), Messrs. Kangas and Fife, current non-employee directors of Eclipsys, will serve on the board of directors of Allscripts upon the closing of the merger.

Director Equity Awards

Equity compensation for non-employee directors of Eclipsys takes the form of deferred stock units, which Eclipsys calls DSUs. Non-emplopyee directors receive DSUs in connection with joining the Eclipsys board of directors, and continuing non-employee directors receive DSUs immediately after each annual meeting. In addition, a non-employee director may elect to receive DSUs in lieu of all or a portion of his or her annual retainer fees. All DSUs issued for deferred cash compensation are fully vested at all times.

The DSUs issued in connection with joining the board vest in 24 equal consecutive monthly increments following the date of award or, if earlier, upon the occurrence of a change in control of Eclipsys. The annual DSUs vest in 12 equal consecutive monthly increments following the date of the annual meeting with respect to which such annual DSU is made or, if earlier, upon the occurrence of a change in control of Eclipsys, or the annual meeting of Eclipsys stockholders immediately following the meeting with respect to which the annual DSU was granted.

Each annual DSU represents a notional right to receive one share of Eclipsys common stock at the time specified below. Shares of Eclipsys’ common stock equal to the whole number of vested DSUs credited to a non-employee director are issued to the non-employee director on the earlier of the cessation of service on the Eclipsys board of directors or a change in control of Eclipsys.

As of June 17, 2010, the Eclipsys non-employee directors had vested and unvested DSUs as shown in the table below. As a result of the merger, the unvested DSUs will vest and 1.2 shares of Allscripts common stock will be issued in respect of each DSU.

Name	Vested DSUs Outstanding	Unvested DSUs Outstanding
John T. Casey	18,465	6,076
Dan L. Crippen	21,937	6,076
Eugene V. Fife	21,937	6,076
Edward A. Kangas	21,937	6,076
Craig Macnab	23,197	6,076
Philip M. Pead	18,355	3,529
Judith C. Pelham	8,169	8,634
Jay B. Pieper	23,106	6,076

Change In Control Severance Benefits

In addition to Mr. Pead, the executive officers of Eclipsys are: Chris E. Perkins, Executive Vice President and Chief Financial Officer; John E. Deady, Executive Vice President Client Solutions; John P. Gomez, Executive Vice President and Chief Technology Strategy Officer; Matthew Sappern, Senior Vice President Professional Services; John J. McAuley, Senior Vice President Outsourcing and Support; Nitin Deshpande, President Eclipsys India; W. David Morgan, Senior Vice President, Chief Accounting Officer and Treasurer; and Brian W. Copple, Chief Legal Officer, General Counsel and Corporate Secretary. Each of Eclipsys’ executive officers is contractually entitled to severance benefits payable by Eclipsys as described below, subject in each case to execution by the officer of a release of claims. These benefits are generally triggered by termination of employment by Eclipsys without cause or (except in the case of Messrs. Morgan, Sappern and Deshpande) termination by the executive with good reason. For these purposes, “cause” generally includes conviction of, or plea of guilty or nolo contendere to, a felony; willful misconduct or gross negligence in performance of duties that causes material harm to Eclipsys; willful and continued failure to follow reasonable and lawful instructions; willful and continued neglect of duties; and material breach of contractual obligations to Eclipsys. “Good reason” generally includes reduction in compensation; required relocation; material breach by Eclipsys of contractual obligations to the officer; failure by a successor employer to assume Eclipsys’ obligations to the executive; and for Messrs. Perkins, Deady, Gomez and Copple, diminution in the executive’s role. Under such employment agreements, there are no “single trigger” payments due simply as a result of a change in control of Eclipsys, although cash severance benefits for Messrs. Deady and Gomez are higher if the termination of employment is in the context of a change in control of Eclipsys.

In addition to the contractual severance rights of the executives, the plans pursuant to which all equity awards were granted to the named executive officers provide that in connection with a change in control of Eclipsys, all equity awards will vest on an accelerated basis if the recipient’s employment is terminated by Eclipsys without cause or by the recipient with good reason within a year following the change in control of Eclipsys.

It is anticipated that most employees of Eclipsys, including Eclipsys’ executive officers, will continue to be employed with the combined company following the merger, and that the existing employment agreement for each continuing executive officer will continue in place and govern his employment with the combined company following the merger. If the employment of an executive officer of Eclipsys is terminated under qualifying circumstances in connection with the merger, then he would be entitled to severance benefits as described below.

Messrs. Perkins, McAuley and Copple

Each of Messrs. Perkins, McAuley and Copple is party to an employment agreement with severance terms providing that if Eclipsys were to terminate his employment for any reason other than cause, disability or death, or if he were to terminate his employment with good reason, including in the context of a change in control including the merger, he would be entitled to (i) continuation of his salary and target bonus for 12 months, (ii) in the case of Messrs. Perkins and Copple, 12 months’ additional vesting of his restricted stock, stock options and any other equity-based awards, subject, in the case of Mr. Perkins, to satisfaction of any performance conditions applicable to the awards, and (iii) in the case of Messrs. Perkins and Copple, payment of his target bonus on a pro-rata basis for the portion of the year he served until the date of termination, subject, in the case of Mr. Perkins, to satisfaction of any applicable performance conditions. He would also be entitled to reimbursement for the cost of continuing his health and life insurance benefits for 12 months (18 months for Mr. Perkins) or until he became eligible to receive similar benefits from another employer. However, if a change in control of Eclipsys were to occur and Eclipsys or its successor were to terminate the employment of Messrs. Perkins or Copple for any reason other than cause, disability or death, or if he were to terminate his employment with good reason, within two years following the change in control, or within 180 days before and in anticipation of the change in control, then in addition to the foregoing, he would be entitled to acceleration of vesting of all of his stock options, restricted stock and any other equity-based awards, Mr. Perkins would be entitled to his salary and target bonus payments in a lump sum rather than continuation and without any performance conditions. Mr. Copple would be entitled to gross-up payments to offset the effect of any applicable excess parachute payments tax. If Mr. Perkins’ severance benefits would be subject to the excise tax imposed by Section 4999 of the Code and reduction of his benefits to the maximum amount that could be provided to him without giving rise to that excise tax would provide him with a greater after-tax amount than if such amounts were not reduced, then his severance benefits will be so reduced.

Messrs. Deady and Gomez

Each of Messrs. Deady and Gomez is party to an employment agreement with severance terms providing that if Eclipsys were to terminate his employment for any reason other than cause, disability or death, or if he were to terminate his employment with good reason, he would be entitled to (i) continuation of his salary and target bonus for 18 months, (ii) 12 months’ additional vesting of his restricted stock, stock options and any other equity-based awards, and (iii) payment of his target bonus on a pro-rata basis for the portion of the year he served until the date of termination without regard to any performance requirements. He would also be entitled to reimbursement for the cost of continuing his health and life insurance benefits for 18 months or until he became eligible to receive similar benefits from another employer. However, if a change in control of Eclipsys, including the merger, were to occur and Eclipsys or its successor were to terminate his employment for any reason other than cause, disability or death, or if he were to terminate his employment with good reason, within two years following the change in control, or within 180 days before and in anticipation of the change in control, then he would be entitled to (i) continuation of his salary and target bonus for 24 months, (ii) acceleration of vesting of all of his stock options, restricted stock and any other equity-based awards, and (iii) payment of his target bonus on a pro-rata basis for the portion of the year he served until the date of termination without regard to any performance requirements, as well as gross-up payments to offset the effect of any applicable excess parachute payments excise tax, provided for Mr. Deady only that if a reduction in severance benefits by an amount up to ten percent would avoid the imputation of any excess parachute payments excise tax on the remaining benefits after the reduction, then the severance benefits will be reduced to an amount one dollar less than the amount which would cause the benefits to be subject to the tax. He would also be entitled to reimbursement for the cost of continuing his health and life insurance benefits for 24 months or until he became eligible to receive similar benefits from another employer.

Messrs. Morgan, Sappern and Deshpande

Each of Messrs. Morgan, Sappern and Deshpande is party to an employment agreement providing that if Eclipsys terminates his employment without cause, it will provide him with advance notice or pay in lieu thereof (26 weeks for Messrs. Morgan and Sappern and 90 days for Mr. Deshpande). If employment continues during the notice period, his attributes of employment, including vesting of equity awards, will continue during that time, but if he is paid in lieu of notice he is entitled only to his base salary for the notice period.

Performance Stock Units

In March 2010, Eclipsys granted performance stock units (“PSUs”) to Messrs. Pead, Perkins, Deady, Gomez and Sappern. The PSUs are stated as a nominal amount — 25,000 for Mr. Pead, 50,000 for Mr. Perkins, 37,500 for Mr. Deady, 50,000 for Mr. Gomez, and 25,000 for Mr. Sappern. The PSUs have a vesting date, which is the earlier of the third anniversary of the grant date or the date that the recipient’s employment is terminated by the company without cause or by the recipient with good reason. The PSUs also have a measurement date, which is the earlier of the vesting date or the date of a change in control. On the vesting date, the PSUs are converted into shares of common stock issued to the recipient. The number of shares to be issued is determined as of the measurement date by multiplying the nominal amount by a factor that can range from zero to 2.25, depending upon the ranking of Eclipsys’ total shareholder return (“TSR”) compared to the TSRs of a group of 73 other specified companies over the period from the grant date to the measurement date.

For purposes of computing the TSR of Eclipsys and each other company in the comparison group, the stock price at the beginning and end of the period from the grant date to the measurement date is determined as the arithmetic mean of the closing price of the stock on each of the 20 consecutive trading days ending on and including the first day or last day of the period, as the case may be, except that in case of a change in control, like the merger, that takes place pursuant to an agreement that is first publicly announced on or before December 15, 2010, instead of the trailing average the value of Eclipsys stock at the end of the period used to determine Eclipsys TSR will be the lesser of (i) the arithmetic mean of the closing price of the stock on each of the 20 consecutive trading days ending on and including the last trading day immediately preceding the date of the first public announcement of the agreement pursuant to which the change in control takes place; or (ii) the value of Eclipsys stock in the change in control transaction.

If the Eclipsys TSR is at 25% or below relative to the comparison companies, the factor would be zero and no shares would be issued in respect of the PSUs. If the Eclipsys TSR is at 50% relative to the comparison companies, the factor would be 1.0 and one share would be issued in respect of each nominal PSU. If the Eclipsys TSR is at or above 90% relative to the comparison companies, the factor would be 2.25 and 2.25 shares would be issued in respect of each nominal PSU. A relative TSR of 37.5% results in a factor of .5, 60% results in a factor of 1.4, 70% results in a factor of 1.8, and 75% results in a factor of 2.0. Results between these points are determined by linear interpolation.

In case of a change in control, including the merger, the measurement date occurs at the closing of the transaction and the PSUs are converted to time-based restricted stock based upon Eclipsys’ relative TSR as of that date. That restricted stock then vests in a lump sum on the third anniversary of the grant date if the recipient is still employed on that date, provided that if an earlier vesting date occurs, then a ratable portion of the restricted stock, based upon time served since the grant date, vests and the balance of the award is forfeited. However, the board of directors of Eclipsys or the successor in the change in control, acting before or within 15 days after the closing of the change in control, may bifurcate a PSU, in which case the first element of the PSU will be governed as described in the first sentence of this paragraph but with respect to a ratable portion of the nominal amount based upon the portion of the original three year term of the PSUs elapsed from the grant date to the closing of the change in control. The second element of a bifurcated PSU will be based upon the remaining balance of the original nominal amount and the TSR performance of the successor company (in this case Allscripts) relative to the comparison group, and will be administered as described above over the period from the closing of the change in control until the next measurement and vesting dates. To date, neither the Eclipsys board of directors nor the Allscripts board of directors has elected to bifurcate any of the PSUs, and if they are not bifurcated, then the merger will cause them to convert to time-based restricted stock as described above.

The table below shows the number of shares of Allscripts common stock that would be issued as unvested restricted stock to each PSU holder as a result of the closing of the merger in respect of that holder’s PSUs at an illustrative range of relative Eclipsys TSRs. The actual number of shares issued will be determined at the closing of the merger based upon the actual TSR of Eclipsys relative to the comparison group as described above. Assuming the PSUs are not bifurcated, such shares would remain unvested until the vesting date as described above.

		Allscripts Shares Issued at Illustrative Relative Eclipys TSR Levels
PSU Holder	Nominal Amount	≤25%	37.5%	50%	60%	70%	75%	≥90%
Perkins	50,000	0	22,500	60,000	84,000	108,000	120,000	135,000
Gomez	50,000	0	22,500	60,000	84,000	108,000	120,000	135,000
Deady	37,500	0	16,875	45,000	63,000	81,000	90,000	101,250
Pead	25,000	0	11.250	30,000	42,000	54,000	60,000	67,500
Sappern	25,000	0	11,250	30,000	42,000	54,000	60,000	67,500

Retention Plan

Under the terms of the Merger Agreement, Eclipsys may establish a retention program to motivate and retain certain key employees, including potentially some of its executive officers. The retention program has three components. The first component provides enhanced severance terms to certain employees in the event of involuntary termination of employment as a result of the business integration before or within 12 months after the completion of the merger. Executive officers of Eclipsys with existing employment agreements that provide for severance of 12 months or greater may not participate in the enhanced severance component of the retention plan. The second component provides for a retention bonus pool in an aggregate amount not to exceed $1 million for Eclipsys employees including potentially executive officers who are deemed critical to transition or integration activities but who may have a different or no longer term role. The third component provides for incentives for up to approximately 70 Eclipsys management-level employees, including continuing executive officers other than Mr. Pead. The estimated total cost of the retention program, if provided to approximately 70 Eclipsys management level employees, is approximately $14.65 million, with a significant portion allocated to executive officers. Half of each retention award is expected to be in the form of cash vesting on a time basis in six installments at closing and six, 12, 16, 20, and 24 months after the closing. The other half of each retention award is expected to be in the form of restricted stock vesting on a performance basis, half on each of the first and second anniversaries of the closing of the merger, in each case based upon a combination of attainment of merger integration and synergy and corporate performance objectives. The awards would vest 100% in case of termination of employment by the company without cause or constructive discharge. The enhanced severance component will be administered by Eclipsys while the retention and management incentive components will be jointly administered by Eclipsys and Allscripts.

Indemnification and Insurance

All rights to indemnification, advancement of expenses and exculpation now existing in favor of the current or former directors, officers or employees of Eclipsys and its subsidiaries shall survive the merger and continue in full force and effect for a period of not less than six years after completion of the merger. Allscripts and Eclipsys, as the surviving company, will indemnify Eclipsys’ current and former directors, officers and employees against all costs, expenses and other payments arising out of or relating to any action or omission occurring before or after completion of the merger, and, for a period of six years from completion of the merger, maintain Eclipsys’ existing directors’ and officers’ liability insurance and fiduciary liability insurance with annual premiums not in excess of 300% of Eclipsys’ current premium. In lieu of the foregoing, Eclipsys may purchase, prior to the completion of the merger, a prepaid six-year “tail” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the completion of the merger.

Regulatory Approvals

The merger is subject to review by the DOJ and the FTC under the HSR Act. Under the HSR Act, Allscripts and Eclipsys were required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. The notifications required under the HSR Act to the FTC and the DOJ were filed on June 25, 2010 by Allscripts and Eclipsys. The statutory waiting period under the HSR Act will expire on July 26, 2010 at 11:59 p.m., eastern time, unless it is terminated earlier by the FTC and the DOJ or is extended if the FTC or the DOJ requests additional information or documentary material. No further regulatory approvals are a condition to the completion of the merger.

At any time before or after completion of the merger, either the DOJ, the FTC or any state attorneys general could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. In addition, in some jurisdictions, a private party could initiate legal action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Allscripts and Eclipsys cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Allscripts and Eclipsys will prevail.

Litigation

On or about June 15, 2010, Rajesh Nama, on behalf of himself and the public stockholders of Eclipsys, filed a purported class action complaint in the Superior Court of DeKalb County, State of Georgia, captioned Rajesh Nama v. Philip Pead, et al. The lawsuit names Allscripts, Arsenal Merger Corp. (“Arsenal”), Eclipsys and each of the directors of Eclipsys as defendants. On or about June 17, 2010, John Scoggins, on behalf of himself and the public stockholders of Eclipsys, filed a second purported class action complaint in the same court and against the same defendants (except not Arsenal) captioned John B. Scoggins v. Eclipsys Corp., et al. On or about June 18, 2010, Colleen Witmer, on behalf of herself and the public stockholders of Eclipsys, filed a third purported class action complaint in the same court and against the same defendants as the first case and captioned Colleen Witmer v. John T. Casey, et al. On or about June 22, 2010, Michael Hiers, on behalf of himself and the public stockholders of Eclipsys, filed a fourth purported class action complaint in the same court and against the same parties as the first case and captioned Michael Hiers v. John T. Casey, et al. Finally, on or about June 22, 2010, the Iron Workers of Western Pennsylvania Pension Plan, on behalf of itself and the public stockholders of Eclipsys, filed a fifth purported class action complaint in the Superior Court of Fulton County, State of Georgia, and against the same defendants as the first case (except not Allscripts or Arsenal) and captioned Iron Workers of Western Pennsylvania Pension Plan v. Philip M. Pead, et al.

The lawsuits allege, among other things, that the Eclipsys directors breached their fiduciary duties. Four of the complaints (excepting the first) also allege facts concerning the proposed secondary public offering of certain Allscripts shares owned by Misys plc and the buy back by Allscripts of certain shares owned by Misys. In addition, the lawsuit alleges that Allscripts and Eclipsys aided and abetted such alleged breaches of fiduciary duties by the directors of Eclipsys. Based on these allegations, the lawsuits seek, among other relief, injunctive relief enjoining the merger and in the alternative, damages. They also purport to seek recovery of the costs of the action, including reasonable attorney’s fees. Based on the facts known to date, the defendants believe that the claims asserted against them in these lawsuits are without merit, and the defendants intend to defend themselves vigorously against the claims.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, neither holders of Eclipsys common stock nor Allscripts common stock will be entitled to appraisal rights in connection with the merger.

Accounting Treatment of the Merger

Existing GAAP requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the acquirer and the acquiree for accounting purposes. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally considered the acquirer, but there are other factors that must also be considered. Allscripts management considered these other factors and determined that Allscripts will be considered the acquirer of Eclipsys for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from Eclipsys based on their fair values as of the date of the completion of the transaction, with any excess allocated to goodwill. Reports of financial condition and results of operations of Allscripts issued after completion of the merger will reflect Eclipsys’ balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Eclipsys. Following the completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments; for example, additional depreciation of property, plant and equipment, amortization of identified intangible assets or other impacts from the purchase price allocation will be recognized.

In accordance with existing GAAP, goodwill and indefinite-lived intangible assets resulting from the purchase business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). If Allscripts management determines that the value of goodwill and indefinite-lived intangible assets have become impaired, the combined company will incur an impairment loss during the fiscal quarter in which the determination is made.

Material United States Federal Income Tax Consequences of the Merger

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to holders of Eclipsys common stock and represents the opinion of Sidley Austin LLP, counsel to Allscripts, and King & Spalding LLP, counsel to Eclipsys. This discussion is based on the Internal Revenue Code, applicable U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial authorities, each as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. In addition, this discussion does not address any state, local or foreign tax consequences of the merger.

This discussion addresses only Eclipsys stockholders who hold Eclipsys common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a particular Eclipsys stockholder in light of that stockholder’s individual circumstances or to an Eclipsys stockholder who is subject to special treatment under U.S. federal income tax law, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a mutual fund;

•	a holder that, for U.S. federal income tax purposes, is not a “United States person” within the meaning of Section 7701(a)(30) of the Internal Revenue Code;

•	a U.S. expatriate;

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes or an investor in such partnership;

•	a dealer in securities;

•	a holder who has a functional currency other than the United States dollar;

•	a holder liable for the alternative minimum tax;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a holder who holds Eclipsys common stock as part of a hedge, straddle, constructive sale or conversion transaction; and

•	a holder who acquired Eclipsys common stock pursuant to the exercise of employee stock options or otherwise as compensation.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Eclipsys common stock, the tax treatment of a partner in such entity will generally depend upon the status of the partner and the activities of that partnership. A partner in a partnership holding Eclipsys common stock should consult its tax advisor regarding the tax consequences of the merger.

Eclipsys stockholders should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

In the opinion of Sidley Austin LLP, counsel to Allscripts, and King & Spalding LLP, counsel to Eclipsys, (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Eclipsys and Allscripts will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to the completion of the merger that Allscripts receive an additional written opinion from its counsel, Sidley Austin LLP, and that Eclipsys receive an additional written opinion from its counsel, King & Spalding LLP, in each case dated as of the date of completion of the merger, to the same effect. Neither Allscripts nor Eclipsys intends to waive this closing condition.

The opinions described above have been (or will be) based on representations provided by Allscripts and Eclipsys delivered (or to be delivered at the time of closing) and on customary assumptions. If any such representation or assumption is inaccurate, the tax consequences of the merger to holders of Eclipsys common stock could differ materially from those described below. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the merger, and an opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no complete assurances that the IRS or a court would not disagree with or challenge any of the conclusions described herein.

Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger to holders of Eclipsys common stock are, in general, as follows:

•

a holder of Eclipsys common stock will not recognize gain or loss upon receipt solely of Allscripts common stock in exchange for Eclipsys common stock, except with respect to cash received in lieu of fractional shares of Allscripts common stock (as discussed below);

•

a holder will have an aggregate tax basis in the shares of Allscripts common stock received in the merger (including any fractional shares deemed received and exchanged for cash) equal to the aggregate tax basis of the Eclipsys common stock surrendered; and

•	the holding period of the shares of Allscripts common stock received in the merger will include the holding period of the shares of Eclipsys common stock surrendered in exchange therefor.

If a holder acquired different blocks of Eclipsys common stock at different times or different prices, such holder’s tax basis and holding periods in its Allscripts common stock received in the merger may be determined separately with reference to each block of Eclipsys common stock exchanged therefor.

Cash in Lieu of Fractional Shares. A holder of Eclipsys common stock who receives cash in lieu of a fractional share of Allscripts common stock generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of Allscripts common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period in the Eclipsys common stock exchanged is greater than one year.

Information Reporting and Backup Withholding. An Eclipsys stockholder may be subject to information reporting and backup withholding on any cash payment received in lieu of a fractional share of Allscripts common stock, unless such stockholder properly establishes an exemption or provides a correct taxpayer identification number, and otherwise complies with backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against such holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Management and Board of Directors of Allscripts Following the Merger

Allscripts has agreed, upon completion of the merger, to establish a nine-member board of directors (if, at the effective time of the merger, Misys has the right to nominate one director of Allscripts pursuant to the Amended and Restated Relationship Agreement), or a ten-member board of directors (if, at the effective time of the merger, Misys has the right to nominate two directors of Allscripts pursuant to the Amended and Restated Relationship Agreement). The Allscripts board of directors will consist of four current Allscripts directors designated by Allscripts, three current Eclipsys directors designated by Eclipsys, the directors that Misys is entitled to nominate pursuant to the Amended and Restated Relationship Agreement and one independent director designated by Allscripts and Eclipsys, which independent director will be selected by the Eclipsys nominees to the Allscripts board of directors from candidates recommended by Allscripts, Misys and Eclipsys and proposed by the Nominating and Governance Committee of Allscripts (as constituted following the closing of the Coniston Transactions). In addition, Allscripts will cause the Audit, Compensation and Nominating and Governance Committees of the Allscripts board of directors to include a majority of Allscripts-designated directors and at least one Eclipsys-designated director.

Allscripts and Eclipsys agreed that Philip M. Pead, the current president and chief executive officer of Eclipsys, will serve as chairman of the board of Allscripts for a period of three years following completion of the merger (subject to his election as a director by Allscripts’ stockholders), and that Glen E. Tullman will remain as the chief executive officer of Allscripts. Allscripts further agreed to use its commercially reasonable efforts to cause the election of Messrs. Tullman and Pead as a director of Allscripts at each of the next three annual meetings of stockholders of Allscripts.

At the effective time of the merger, a majority of Allscripts’ directors will be independent.

Listing of Allscripts Common Stock

It is a condition to the completion of the merger that the shares of Allscripts common stock to be issued to stockholders of Eclipsys in connection with the merger be approved for listing on The NASDAQ Global Select Market, subject to official notice of issuance. If the merger is completed, Allscripts will apply to have the shares of Allscripts common stock to be issued in the merger approved for listing on The NASDAQ Global Select Market, where Allscripts common stock currently is traded under the symbol “MDRX”. In addition, if the merger is completed, Eclipsys common stock will no longer be listed on The NASDAQ Global Select Market and will be deregistered under the Exchange Act, and Eclipsys will no longer file periodic reports with the SEC.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus/information statement and is incorporated into this joint proxy statement/prospectus/information statement by reference. You should read the Merger Agreement carefully in its entirety, as it is the legal document governing the merger.

The Merger Agreement and the following summary have been included in this joint proxy statement/prospectus/information statement to provide you with information regarding the terms and conditions of the Merger Agreement and the merger described in this joint proxy statement/prospectus/information statement. We do not intend for the text of the Merger Agreement or the summary of the Merger Agreement provided below to be a source of factual, business or operational information about Allscripts or Eclipsys. That information can be found elsewhere in this joint proxy statement/prospectus/information statement and in the other public documents that Allscripts and Eclipsys file with the SEC. See “Additional Information—Where You Can Find More Information” beginning on page 221 of this joint proxy statement/prospectus/information statement.

The Merger Agreement contains representations, warranties, covenants and other agreements that the parties made to each other as of specific dates. Representations and warranties are used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, and not necessarily to establish such matters as facts. Furthermore, the representations and warranties in the Merger Agreement may be modified or qualified by information contained in disclosure schedules that the parties exchanged in connection with the execution of the Merger Agreement. Some of these representations and warranties may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws. Finally, information concerning the subject matter of the representations and warranties in the Merger Agreement may have changed since the date of the Merger Agreement, which may or may not be fully reflected in Allscripts’ and Eclipsys’ public disclosures. Allscripts and Eclipsys will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Structure and Completion of the Merger

Pursuant to the Merger Agreement, Arsenal Merger Corp., a wholly owned subsidiary of Allscripts, will merge with and into Eclipsys, with Eclipsys surviving the merger as a wholly owned subsidiary of Allscripts.

The merger will occur no later than the second business day after the date upon which all of the conditions to completion of the merger contained in the Merger Agreement (other than conditions which by their nature are not to be satisfied until the closing of the merger, but subject to fulfillment or waiver of those conditions at the closing) are satisfied or, subject to applicable law, waived or at such other date as Allscripts and Eclipsys may agree (see “—Conditions to Completion of the Merger” beginning on page 167). The merger will become effective at the time that Eclipsys and Arsenal Merger Corp. file the certificate of merger with the Secretary of State of the State of Delaware, or at such later time agreed to by the parties and specified in the certificate of merger.

We currently expect that the merger will be completed during the second half of 2010.

Merger Consideration

Eclipsys Common Stock

Each share of Eclipsys common stock issued and outstanding immediately prior to completion of the merger (other than shares of Eclipsys common stock held by Eclipsys in its treasury, by any wholly owned subsidiary of Eclipsys, by Allscripts or by any wholly owned subsidiary of Allscripts) will be converted automatically into a right to receive 1.2 shares of Allscripts common stock, which we refer to as the Exchange Ratio. The Exchange Ratio is fixed, which means that it is not subject to adjustment. We refer to the consideration to be paid to the Eclipsys stockholders by Allscripts as the merger consideration. Shares of Eclipsys common stock held by Eclipsys in its treasury, by any wholly owned subsidiary of Eclipsys, by Allscripts or by any wholly owned subsidiary of Allscripts will be cancelled, and will not be converted into the right to receive the merger consideration.

Eclipsys Stock Options

Each option to purchase shares of Eclipsys common stock which is outstanding immediately prior to the completion of the merger will be converted into an option, which we refer to as a substitute option, to purchase shares of Allscripts common stock. The number of shares of Allscripts common stock subject to a substitute option will be determined by multiplying the Exchange Ratio by the number of shares of Eclipsys common stock subject to the option. The exercise price per share of Allscripts common stock subject to the substitute option will be determined by dividing the exercise price per share of Eclipsys common stock subject to the original option by the Exchange Ratio. A substitute option will otherwise be subject to the terms applicable to the option immediately prior to the completion of the merger, subject to any acceleration, lapse or other vesting occurring by operation of the merger or any other subsequent event required by the applicable award agreement or employment agreement.

Eclipsys Restricted Stock

With respect to each share of Eclipsys common stock that is issued and outstanding immediately prior to the completion of the merger and that is subject to restrictions, including repurchase or forfeiture rights held by Eclipsys, such restrictions will be assigned to Allscripts and will continue to apply to the shares of Allscripts common stock issued in connection with the completion of the merger in respect of such shares of Eclipsys common stock immediately prior to the completion of the merger, subject to any acceleration, lapse or other vesting occurring by operation of the merger or any other subsequent event required by the applicable award agreement or employment agreement.

Eclipsys Stock Units

Each restricted stock unit, deferred stock unit and performance stock unit with respect to Eclipsys common stock which is outstanding immediately prior to the completion of the merger will be converted into a right to receive a number of shares of Allscripts common stock determined by multiplying the number of shares of Eclipsys common stock subject to such stock unit by the Exchange Ratio. Such stock units will otherwise remain subject to the original terms applicable to the stock units immediately prior to the completion of the merger, subject to any payment, calculation, acceleration, lapse, vesting or other impact occurring by operation of the merger or any other subsequent event required by the applicable award agreement or employment agreement.

Adjustments

Allscripts will not issue fractional shares in the merger. Instead, each holder of shares of Eclipsys common stock who would otherwise be entitled to a fractional share of Allscripts common stock will be entitled to receive a cash payment, without interest, from the exchange agent in lieu of such fractional share in an amount equal to the product of:

•	the fractional share interest to which such holder would otherwise be entitled, multiplied by,

•	the last reported sale price per share of Allscripts common stock on The NASDAQ Global Select Market on the last complete trading day prior to the date on which the completion of the merger occurs.

The cash payable in lieu of fractional shares is the only merger consideration payable in cash by Allscripts in connection with the proposed merger.

If the number of shares of Allscripts common stock or Eclipsys common stock changes before the merger is completed because of a reclassification, recapitalization, combination, stock split, stock dividend or other similar event, the merger consideration and the Exchange Ratio will be adjusted to provide Allscripts and the holders of Eclipsys common stock with the same economic effect.

Exchange of Eclipsys Stock Certificates for Allscripts Stock Certificates

Allscripts has retained BNY Mellon, which we refer to as the exchange agent, to handle the exchange of shares of Eclipsys common stock for the merger consideration, including the payment of cash for fractional shares.

Only those holders of Eclipsys common stock who properly surrender their Eclipsys stock certificates in accordance with the exchange agent’s instructions will receive:

•	a statement indicating book-entry ownership of Allscripts common stock or, if requested, a certificate representing Allscripts common stock;

•	cash in lieu of any fractional share of Allscripts common stock; and

•	dividends or other distributions, if any, on Allscripts common stock to which they are entitled under the terms of the Merger Agreement.

After the completion of the merger, each certificate representing shares of Eclipsys common stock that has not been surrendered will represent only the right to receive, upon surrender of that certificate, each of the items listed in the preceding sentence. Following the completion of the merger, Eclipsys will not register any transfers of Eclipsys common stock outstanding on its stock transfer books prior to the merger.

As soon as reasonably practicable after the completion of the merger, the exchange agent will mail to each holder of shares of Eclipsys common stock a letter of transmittal, which will contain instructions for surrendering the certificates representing shares of Eclipsys common stock in exchange for the merger consideration. Upon surrender of certificates representing shares of Eclipsys common stock (in the case of shares of Eclipsys common stock represented by such certificates) or receipt of an “agent’s message” by the exchange agent (in the case of shares of Eclipsys common stock held in book-entry form), together with an executed letter of transmittal to the exchange agent, the holder of those certificates or book-entry shares will be entitled to receive the merger consideration. The surrendered certificates representing Eclipsys common stock and the book-entry shares will be cancelled. If any Eclipsys stockholder’s certificates have been lost, stolen or destroyed, the stockholder will be required to provide a customary affidavit of loss and, if required by Allscripts or the exchange agent, to deliver a bond in a reasonable amount as indemnity against any claim that may be made against the exchange agent, Allscripts or the surviving corporation with respect to the certificates.

Distributions with Respect to Unexchanged Shares

Holders of Eclipsys common stock are not entitled to receive any dividends or other distributions on Allscripts common stock until the merger is completed and such holders surrender the certificates representing shares of Eclipsys common stock or book-entry shares pursuant to the terms of the Merger Agreement. After the merger is completed, holders of Eclipsys common stock certificates that surrender their shares of Eclipsys common stock will be entitled to, with respect to each share of Allscripts common stock they receive, (i) all dividends and other distributions payable in respect of such shares of Allscripts common stock with a record date after the completion of the merger and a payment date on or prior to the date of such surrender and not previously paid, (ii) at the appropriate payment date or as promptly as practicable thereafter, an amount equal to the dividends or other distributions payable with respect to such shares of Allscripts common stock with a record date on or after the date of the completion of the merger but with a payment date on or subsequent to such surrender and (iii) the amount of any cash payable with respect to a fractional share of Allscripts common stock to which the holder is entitled.

Termination of Exchange Fund

Six months after the completion of the merger, Allscripts may require the exchange agent to deliver to Allscripts all shares of Allscripts common stock and any cash remaining in the exchange fund. Thereafter, Eclipsys stockholders must look only to Allscripts for payment of the merger consideration and any dividends or other distributions on Allscripts common stock to which they are entitled with respect to their shares of Eclipsys common stock. Any shares of Allscripts common stock or cash remaining unclaimed by holders of shares of Eclipsys common stock five years following the completion of the merger (or immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by applicable law, become the property of Allscripts free and clear of any claims or interest of any person previously entitled to such shares of Allscripts common stock or cash.

No Liability

None of Allscripts, Eclipsys, Arsenal Merger Corp., the surviving corporation, the exchange agent or any other person will be liable to any holder of a certificate representing shares of Eclipsys common stock for any merger consideration delivered to a public official pursuant to any abandoned property, escheat or similar laws.

Appraisal Rights

Under the DGCL, neither holders of Eclipsys common stock nor Allscripts common stock will be entitled to appraisal rights in connection with the merger.

Conditions to Completion of the Merger

The obligations of Allscripts, Arsenal Merger Corp. and Eclipsys to effect the merger are subject to the fulfillment, or waiver by Allscripts and Eclipsys, of the following conditions at or prior to the completion of the merger:

•	the approval by Allscripts stockholders of the issuance of Allscripts common stock to stockholders of Eclipsys in connection with the merger;

•	the adoption by Eclipsys stockholders of the Merger Agreement;

•	the authorization for listing on The NASDAQ Global Select Market of the shares of Allscripts common stock issuable in the merger, subject to official notice of issuance;

•	the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act;

•

the receipt or occurrence of all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting period imposed by, any governmental entity, which the failure to obtain, make or occur would have the effect of making the merger or any of the transactions contemplated by the Merger Agreement illegal or would, individually or in the aggregate, have a “Allscripts Material Adverse Effect”;

•

the effectiveness under the Securities Act of the registration statement on Form S-4 of which this joint proxy statement/prospectus/information statement forms a part and the absence of any stop order or proceedings initiated by the SEC for the purpose of suspending the effectiveness of the registration statement;

•

the absence of any laws, statutes, ordinances, regulation, rules, judgments, orders, awards, preliminary or permanent injunctions or decrees issued by any court or other governmental entity of competent jurisdiction that prohibits or makes illegal the completion of the merger, and no governmental entity shall have instituted any proceeding that is pending seeking such an order; and

•	the completion of the Coniston Transactions.

The obligations of Allscripts and Arsenal Merger Corp. to effect the merger are subject to the fulfillment, or waiver by Allscripts, of the following conditions at or prior to completion of the merger:

•

Eclipsys having performed and complied in all material respects with its agreements in the Merger Agreement required to be performed on or prior to the completion of the merger, and the receipt of a certificate from the chief executive and financial officers of Eclipsys to that effect;

•

(i) the representations and warranties of Eclipsys in the Merger Agreement regarding the absence of an “Eclipsys Material Adverse Effect” must be true and correct in all respects, (ii) the representations and warranties of Eclipsys in the Merger Agreement concerning capital structure, authority, the joint proxy statement/prospectus/information statement and state takeover statutes must be true and correct in all material respects, and (iii) all other representations and warranties of Eclipsys in the Merger Agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications) except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have an “Eclipsys Material Adverse Effect” or be reasonably likely to materially adversely affect Eclipsys’ ability to effect the merger in accordance with the Merger Agreement, in each case as of the date of the Merger Agreement and as of the date of the completion of the merger as though made on and as of such date (other than those representations or warranties that speak as of an earlier date, in which case, such representations or warranties must be true and correct in all respects or all material respects, as applicable, as of that date), and the receipt of a certificate from the chief executive and financial officers of Eclipsys to that effect;

•

the receipt by Allscripts of an opinion from its counsel that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that Allscripts and Eclipsys will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•

the absence of any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would reasonably be expected to have an “Eclipsys Material Adverse Effect,” and the receipt of a certificate from the chief executive officer and chief financial officer of Eclipsys to that effect.

The obligation of Eclipsys to effect the merger is subject to the fulfillment, or waiver by Eclipsys, of the following conditions at or prior to completion of the merger:

•

Allscripts and Arsenal Merger Corp. having performed and complied in all material respects with their respective agreements in the Merger Agreement required to be performed on or prior to the completion of the merger, and the receipt of a certificate from the chief executive and financial officers of Allscripts to that effect;

•

(i) the representations and warranties of Allscripts and Arsenal Merger Corp. in the Merger Agreement regarding the absence of an “Allscripts Material Adverse Effect” must be true and correct in all respects, (ii) the representations and warranties of Allscripts and Arsenal Merger Corp. in the Merger Agreement concerning capital structure, authority, the joint proxy statement/prospectus/information statement and state takeover statutes must be true and correct in all material respects, and (iii) all other representations and warranties of Allscripts and Arsenal Merger Corp. in the Merger Agreement must be true and correct (without giving effect to any materiality or material adverse effect qualifications) except where the failure to be true and correct would not, individually or in the aggregate with respect to all such failures, have an “Allscripts Material Adverse Effect” or be reasonably likely to materially adversely affect the ability of Allscripts and Arsenal Merger Corp. to effect the merger in accordance with the Merger Agreement, in each case, as of the date of the Merger Agreement and as of the date of the completion of the merger as though made on and as of such date (other than those representations or warranties that speak as of an earlier date, in which case, such representations or warranties must be true and correct in all respects or all material respects, as applicable, as of that date), and the receipt of a certificate from the chief executive and financial officers of Allscripts to that effect;

•

the receipt by Eclipsys of an opinion from its counsel that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that Allscripts and Eclipsys will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•

the absence of any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would reasonably be expected to have an “Allscripts Material Adverse Effect,” and the receipt of a certificate from the chief executive officer and chief financial officer of Allscripts to that effect.

Allscripts, Eclipsys or Arsenal Merger Corp. may elect to waive certain of the foregoing conditions in accordance with the terms of the Merger Agreement and applicable law, except for the conditions relating to the approval by Allscripts stockholders of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and the completion of the Coniston Transactions, which may not be waived. Despite their ability to waive such conditions, none of Allscripts, Eclipsys or Arsenal Merger Corp. currently expects to do so. If any condition to completion of the merger is waived, Allscripts and Eclipsys will evaluate the materiality of such waiver to determine whether amendment of this joint proxy statement/prospectus/information statement and resolicitation of proxies from their respective stockholders is necessary under applicable law or the rules of The NASDAQ Global Select Market. If Allscripts or Eclipsys determines that any such waiver is not significant enough to require resolicitation of proxies, they will have the discretion to complete the merger without seeking further approval from their respective stockholders. Allscripts and Eclipsys cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed. As of the date of this joint proxy statement/prospectus/information statement, Allscripts and Eclipsys have no reason to believe that any of these conditions will not be satisfied.

Definition of Allscripts Material Adverse Effect

“Allscripts Material Adverse Effect,” when used in the Merger Agreement in reference to Allscripts, means any circumstance that, individually or in the aggregate, is or is reasonably expected to be, materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Allscripts and its subsidiaries, taken as a whole. However, none of the following, and no event, effect, change or development to the extent resulting from any of the following, will be deemed to constitute or be taken into account in determining whether there has been an “Allscripts Material Adverse Effect”:

•

any circumstance affecting the national or world economy or financial, banking, credit, securities or commodities markets, taken as a whole, except to the extent Allscripts is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Allscripts operates;

•

any circumstance generally affecting the industries in which Allscripts or its subsidiaries operate, except to the extent Allscripts is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Allscripts operates;

•

any circumstance resulting from or arising out of the announcement of the Merger Agreement, the Framework Agreement or the transactions contemplated thereby, including any stockholder or derivative litigation arising from or relating to the Merger Agreement, the Framework Agreement or the transactions contemplated thereby, or the performance of the Merger Agreement or the Framework Agreement;

•

any circumstance relating to the loss of any business relationship with certain customers or clients of Allscripts, subject to certain exceptions for a valid termination by such customers or clients of a written customer contract due to a breach by Allscripts;

•

any failure by Allscripts to meet analysts’ revenue or earnings projections or Allscripts guidance, in and of themselves, or any failure by Allscripts to meet any of its internal or published revenue or earnings projections or forecasts, in and of themselves, or any decline in the trading price or trading volume of Allscripts common stock, in and of themselves (although any circumstance giving rise to such failure or decline, other than any circumstance set forth in the four preceding bullets and the four following bullets, may be deemed to constitute, and may be taken into account in determining whether there has been, or is reasonably expected to be, an Allscripts Material Adverse Effect);

•	any effect resulting from changes in laws or accounting principles, in each case, after the date of the Merger Agreement;

•	any effect resulting from any outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any act of terrorism;

•	any circumstance arising or resulting from any material breach of the Merger Agreement by Eclipsys or its affiliates; or

•	any increase in the cost or decrease in the availability of financing to Allscripts or Arsenal Merger Corp. with respect to the Coniston Transactions.

Definition of Eclipsys Material Adverse Effect

“Eclipsys Material Adverse Effect,” when used in the Merger Agreement in reference to Eclipsys, means any circumstance that, individually or in the aggregate, is or is reasonably expected to be, materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Eclipsys and its subsidiaries, taken as a whole. However, none of the following, and no event, effect, change or development to the extent resulting from any of the following, will be deemed to constitute or be taken into account in determining whether there has been an “Eclipsys Material Adverse Effect”:

•

any circumstance affecting the national or world economy or financial, banking, credit, securities or commodities markets, taken as a whole, except to the extent Eclipsys is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Eclipsys operates;

•

any circumstance generally affecting the industries in which Eclipsys or its subsidiaries operate, except to the extent Eclipsys is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Eclipsys operates;

•

any circumstance resulting from or arising out of the announcement of the Merger Agreement, the Framework Agreement or the transactions contemplated thereby, including any stockholder or derivative litigation arising from or relating to the Merger Agreement, the Framework Agreement or the transactions contemplated thereby, or the performance of the Merger Agreement or the Framework Agreement;

•

any circumstance relating to the loss of any business relationship with certain customers or clients of Eclipsys, subject to certain exceptions for a valid termination by such customers or clients of a written customer contract due to a breach by Eclipsys;

•

any failure by Eclipsys to meet analysts’ revenue or earnings projections or Eclipsys guidance, in and of themselves, or any failure by Eclipsys to meet any of its internal or published revenue or earnings projections or forecasts, in and of themselves, or any decline in the trading price or trading volume of Eclipsys common stock, in and of themselves (although any circumstance giving rise to such failure or decline, other than any circumstance set forth in the four preceding bullets and the four following bullets, may be deemed to constitute, and may be taken into account in determining whether there has been, or is reasonably expected to be, an Eclipsys Material Adverse Effect);

•	any effect resulting from changes in laws or accounting principles, in each case, after the date of the Merger Agreement;

•	any effect resulting from any outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any act of terrorism;

•	any circumstance arising or resulting from any material breach of the Merger Agreement by Allscripts or its affiliates; or

•	any increase in the cost or decrease in the availability of financing to Allscripts or Arsenal Merger Corp. with respect to the Coniston Transactions.

Non-Solicitation of Alternate Transactions

Each of Allscripts and Eclipsys agreed that, except as described further below, neither Allscripts or Eclipsys nor any of their respective subsidiaries will, nor will either party or any of their respective subsidiaries authorize or permit any of the officers, directors, employees or representatives of Allscripts or Eclipsys or any of their subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly facilitate, induce or encourage the submission of, any alternative proposal (as described below);

•

enter into any letter of intent or agreement in principle or any contract providing for, relating to or in connection with, any alternative proposal or any proposal that could reasonably be expected to lead to an alternative proposal;

•	approve, endorse or recommend any alternative proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations with any third party with respect to any alternative proposal; or

•

furnish to any third party any non-public information regarding Eclipsys or Allscripts, as the case may be, or any of their respective subsidiaries, or afford access to their respective properties, books and records to any third party in connection with or in response to any alternative proposal.

Each of Allscripts and Eclipsys is also required to promptly (and in any event no later than 24 hours) notify the other if it receives any alternative proposal, any written request for nonpublic information in connection with an alternative proposal, or any inquiry with respect to or which could lead to any alternative proposal, including the identity of the person making any such alternative proposal, request or inquiry and a copy of such alternative proposal (if it is in writing) or a reasonably detailed summary thereof (if it is oral). Each of Allscripts and Eclipsys is also required to promptly inform the other regarding the status of any such alternative proposal and any changes to the material terms of any alternative proposal. Allscripts and Eclipsys also agreed to promptly provide the other with any non-public information concerning Allscripts or Eclipsys, respectively, that such party provides to any third party in connection with an alternative proposal which was not previously provided to it.

Each of Allscripts and Eclipsys may, however, have discussions or negotiations with a third party regarding an alternative proposal and furnish non-public information regarding Allscripts or Eclipsys, respectively, in connection with an unsolicited bona fide written alternative proposal by a third party before Allscripts stockholders approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement or the Eclipsys stockholders approve the proposal to adopt the Merger Agreement, as the case may be, that the board of directors of Allscripts or Eclipsys, as the case may be, concludes in good faith, after consultation with its outside financial advisors, constitutes or is reasonably expected to result in, a superior proposal (as described below), if: (i) the board of directors of Allscripts or Eclipsys, as the case may be, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such alternative proposal would be inconsistent with the exercise by the board of directors of its fiduciary duties under applicable law, (ii) such alternative proposal was not solicited in violation of the non-solicitation provisions of the Merger Agreement, and (iii) prior to furnishing any non-public information to, or entering into discussions or negotiations with, such third party, (1) the furnishing party receives from such third party an executed confidentiality agreement and (2) the furnishing party shall have provided written notice to Allscripts or Eclipsys, as the case may be, of the information specified in the preceding paragraph.

In addition, nothing in the Merger Agreement prohibits Allscripts or Eclipsys from complying with Rules 14d-9 and 14e-2 under the Exchange Act or publicly disclosing the existence of an alternative proposal to the extent required by applicable law.

Each of Allscripts and Eclipsys also agreed to terminate any discussions or negotiations relating to an alternative proposal existing as of the date of the Merger Agreement.

An “alternative proposal” means, with respect to Allscripts, any inquiry, offer or proposal by a third party, other than the merger or as contemplated by the Framework Agreement, involving any of the following:

•

any acquisition or purchase from Allscripts or Misys (or both of Allscripts and Misys) by any third party of 35% or more of the total outstanding voting securities of Allscripts or any of its subsidiaries or any tender offer or exchange offer that if completed would result in any third party beneficially owning 35% or more of the total outstanding voting securities of Allscripts or any of its subsidiaries;

•

any merger, consolidation, business combination, recapitalization or similar transaction involving Allscripts pursuant to which the stockholders of Allscripts immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction;

•

any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Allscripts and of its subsidiaries, taken as a whole; or

•	any liquidation or dissolution of Allscripts or any of its subsidiaries.

An “alternative proposal” means, with respect to Eclipsys, any inquiry, offer or proposal by a third party, other than the merger, involving any of the following:

•

any acquisition or purchase from Eclipsys by any third party of more than 20% of the total outstanding voting securities of Eclipsys or any of its subsidiaries or any tender offer or exchange offer that if completed would result in any third party beneficially owning more than 20% of the total outstanding voting securities of Eclipsys or any of its subsidiaries;

•

any merger, consolidation, business combination, recapitalization or similar transaction involving Eclipsys pursuant to which the stockholders of Eclipsys immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction;

•

any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Eclipsys and its subsidiaries, taken as a whole; or

•	any liquidation or dissolution of Eclipsys or any of its subsidiaries.

A “superior proposal” means, with respect to Allscripts or Eclipsys, an unsolicited, bona fide binding written alternative proposal made by a third party to acquire at least (a) 50% of the outstanding voting securities of Allscripts or Eclipsys, as applicable, or (b) 50% of the assets of Allscripts and its subsidiaries, taken as a whole, or Eclipsys and its subsidiaries, taken as a whole, as applicable, in each case on terms that, in the reasonable good faith judgment of the Allscripts board of directors or the Eclipsys board of directors, as applicable, after consultation with its outside financial advisors and its outside legal counsel, is more favorable to the stockholders of Allscripts or the stockholders of Eclipsys, as applicable, than the merger and the other transactions contemplated by the Merger Agreement, taking into account any proposal by Allscripts or Eclipsys, as applicable, to amend or modify the terms of the Merger Agreement which are committed to in writing, after taking into account such factors, including terms, conditions, timing, likelihood of completion, legal, financial, regulatory and other aspects of such proposal, and the person making such proposal, deemed relevant by the Allscripts board of directors or the Eclipsys board of directors, as applicable.

Special Meetings; Board Recommendations

Special Meeting of Allscripts Stockholders; Recommendation of Allscripts Board of Directors

Allscripts is required to hold a meeting of its stockholders to consider and vote upon a proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement. This requirement to hold the Allscripts special meeting applies even if the Allscripts board of directors has made a recommendation change as described below. Allscripts has agreed to use commercially reasonable efforts to solicit proxies in favor of this proposal and the Allscripts board of directors also must recommend that Allscripts’ stockholders approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, unless it has made a recommendation change as described below.

The Merger Agreement provides that, at any time prior to, but not after, the Allscripts stockholders’ approval of the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, the Allscripts board of directors may withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify in a manner adverse to Eclipsys, its recommendation that Allscripts’ stockholders approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement or recommend, adopt or approve, or publicly propose to recommend, adopt or approve an alternative proposal, which we refer to as a recommendation change, in response to an alternative proposal if:

•	a written alternative proposal that was not solicited in violation of Allscripts’ non-solicitation obligations is made to Allscripts by a third party and such alternative proposal is not withdrawn;

•	the Allscripts board of directors determines in good faith after consultation with its financial advisors that such alternative proposal constitutes a superior proposal;

•

following consultation with its outside legal counsel, the Allscripts board of directors determines that the failure to make a recommendation change would be inconsistent with the exercise of its fiduciary duties under applicable laws;

•

Allscripts provides Eclipsys five business days’ prior written notice of its intention to take such action, which notice must include certain information regarding such superior proposal and keeps Eclipsys informed in all material respects on a prompt basis with respect to any change to the material terms of any such superior proposal;

•

during such five business day period, Allscripts and its representatives have negotiated in good faith with Eclipsys regarding any revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Eclipsys in response to such superior proposal; and

•

at the end of the five business day period described in the previous bullet, the Allscripts board of directors again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of the Merger Agreement proposed by Eclipsys) that the alternative proposal continues to be a superior proposal and that the recommendation change is required to comply with the fiduciary duties of the Allscripts board of directors to the stockholders of Allscripts under applicable laws.

The Merger Agreement also provides that the Allscripts board of directors may make a recommendation change other than in circumstances involving or relating to an alternative proposal in response to an intervening event (as described below) with respect to Allscripts if (and only if): (i) the Allscripts board of directors determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the Allscripts directors’ fiduciary duties to the Allscripts stockholders under applicable law, (ii) Allscripts has provided Eclipsys at least five business days’ prior written notice describing the intervening event and advising Eclipsys that the Allscripts board of directors intends to change its recommendation and specifying the reasons therefor, (iii) Allscripts and its representatives negotiate with Eclipsys in good faith regarding revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Eclipsys and (iv) at the end of such five day period, the Allscripts board of directors again determines in good faith after consultation with its outside legal counsel that an intervening event continues to exist and that the failure to make a recommendation change would be inconsistent with its fiduciary duties to Allscripts stockholders. Prior to making any recommendation change in response to an intervening event, Allscripts must follow the steps outlined above with respect to a recommendation change in connection with a superior proposal.

An “intervening event” means, with respect to Allscripts, an event or circumstance material to Allscripts and its subsidiaries, taken as a whole, other than an increase in the market price of Allscripts common stock or any event or circumstance resulting from a breach of the Merger Agreement by Allscripts or its subsidiaries, occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable to the Allscripts board of directors on the date of the Merger Agreement, which event or circumstance becomes known to the Allscripts board of directors before receipt of the approval of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement by Allscripts’ stockholders. However, none of the following constitutes an “intervening event” with respect to Allscripts for purposes of the Merger Agreement: (i) the receipt, existence or terms of an alternative proposal or superior proposal or any inquiry or matter relating thereto or consequence thereof, (ii) any action taken by either party pursuant to and in compliance with the terms of the Merger Agreement and (iii) any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Eclipsys or any of its subsidiaries, or the market price of Eclipsys’ common stock, unless such event, occurrence, fact, condition, effect, change or development has had or would reasonably be expected to have an Eclipsys Material Adverse Effect.

Allscripts has agreed to submit the proposal to issue shares of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement to Allscripts stockholders for approval, whether or not the Allscripts board of directors makes a recommendation change.

The Allscripts board of directors may not recommend any acquisition proposal (other than the Merger Agreement and the transactions contemplated by the Merger Agreement), except as specifically contemplated by, and in accordance with the restrictions and obligations described above under “—Non-Solicitation of Alternative Transactions” beginning on page 171.

Special Meeting of Eclipsys Stockholders; Recommendation of Eclipsys Board of Directors

Eclipsys is required to hold a meeting of its stockholders to consider the approval of the proposal to adopt the Merger Agreement. This requirement to hold the Eclipsys special meeting applies even if the Eclipsys board of directors has made a recommendation change as described below. Eclipsys has agreed to use commercially reasonable efforts to solicit proxies in favor of the Merger Agreement, and Eclipsys’ board of directors has agreed to recommend that Eclipsys’ stockholders adopt the Merger Agreement, unless, in each case, it has made a recommendation change as described below.

The Merger Agreement provides that, at any time prior to, but not after, the Eclipsys stockholders’ approval of the proposal to adopt the Merger Agreement, Eclipsys’ board of directors may withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify in a manner adverse to Allscripts its recommendation that Eclipsys’ stockholders adopt the Merger Agreement or recommend, adopt or approve, or publicly propose to recommend adopt or approve an alternative proposal in response to an alternative proposal if:

•	a written alternative proposal that was not solicited in violation of Eclipsys’ non-solicitation obligations is made to Eclipsys by a third party and such alternative proposal is not withdrawn;

•	the board of directors of Eclipsys determines in good faith after consultation with its financial advisors that such alternative proposal constitutes a superior proposal;

•

following consultation with its outside legal counsel, the board of directors of Eclipsys determines that the failure to make a recommendation change would be inconsistent with the exercise of its fiduciary duties under applicable laws;

•

Eclipsys provides Allscripts five business days’ prior written notice of its intention to take such action, which notice must include certain information regarding such superior proposal and keeps Allscripts informed in all material respects on a prompt basis with respect to any change to the material terms of any such superior proposal;

•

during such five business day period, Eclipsys and its representatives have negotiated in good faith with Allscripts regarding any revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Allscripts in response to such superior proposal; and

•

at the end of the five business day period described in the previous bullet, the board of directors of Eclipsys again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of the Merger Agreement proposed by Allscripts) that the alternative proposal continues to be a superior proposal and that the recommendation change is required to comply with the fiduciary duties of the board of directors of Eclipsys to the stockholders of Eclipsys under applicable laws.

The Merger Agreement also provides that the Eclipsys board of directors may make a recommendation change other than in circumstances involving or relating to an alternative proposal in response to an intervening event (as described below) with respect to Eclipsys if (and only if): (i) the Eclipsys board of directors determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the Eclipsys directors’ fiduciary duties to the Eclipsys stockholders under applicable law, (ii) Eclipsys has provided Allscripts at least five business days’ prior written notice describing the intervening event and advising Allscripts that the Eclipsys board of directors intends to change its recommendation and specifying the reasons therefor, (iii) Eclipsys and its representatives negotiate with Allscripts in good faith regarding revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Allscripts and (iv) at the end of such five day period, Eclipsys’ board of directors again determines in good faith after consultation with its outside legal counsel that an intervening event continues to exist and that the failure to make a recommendation change would be inconsistent with its fiduciary duties to Eclipsys stockholders. Prior to making any recommendation change in response to an intervening event, Eclipsys must follow the steps outlined above with respect to a recommendation change in connection with a superior proposal.

An “intervening event” means, with respect to Eclipsys, an event or circumstance material to Eclipsys and its subsidiaries, taken as a whole, other than an increase in the market price of Eclipsys common stock or any event or circumstance resulting from a breach of the Merger Agreement by Eclipsys or its subsidiaries occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable to the Eclipsys board of directors on the date of the Merger Agreement, which event or circumstance becomes known to the Eclipsys board of directors before receipt of the approval of the proposal to adopt the Merger Agreement by Eclipsys’ stockholders. However, none of the following constitutes an “intervening event” with respect to Eclipsys for purposes of the Merger Agreement: (i) the receipt, existence or terms of an alternative proposal or superior proposal or any inquiry or matter relating thereto or consequence thereof, (ii) any action taken by either party pursuant to and in compliance with the terms of the Merger Agreement and (iii) any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Allscripts or any of its subsidiaries, or the market price of Allscripts’ common stock, unless such event, occurrence, fact, condition, effect, change or development has had or would reasonably be expected to have an Allscripts Material Adverse Effect.

Eclipsys has agreed to submit the proposal to adopt the Merger Agreement to Eclipsys stockholders for approval whether or not the Allscripts board of directors makes a recommendation change.

Eclipsys’ board of directors may not recommend any acquisition proposal (other than the Merger Agreement and the transactions contemplated by the Merger Agreement), except as specifically contemplated by, and in accordance with the restrictions and obligations described above under “—Non-Solicitation of Alternative Transactions” beginning on page 171.

Efforts to Complete the Merger

Commercially Reasonable Efforts. Allscripts and Eclipsys have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete the merger and the other transactions contemplated by the Merger Agreement and, in the case of Allscripts, the Coniston Transactions and the other transactions contemplated by the Framework Agreement.

Antitrust Approvals. Allscripts and Eclipsys have agreed to make their respective filings under the HSR Act and agreed to use commercially reasonable efforts to obtain governmental and third party approvals, including making any divestitures or committing to any other restrictions (subject to the other party’s consent if such divestiture or other restriction would reasonably be expected to affect Allscripts, Eclipsys or the combined company in a manner that would or would be reasonably likely to result in a material adverse effect on Allscripts and its subsidiaries, taken as a whole).

Conduct of Business Pending the Merger

Each of Eclipsys and Allscripts has agreed that, prior to the completion of the merger, it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve its current business organization, keep available the services of its current officers and employees, and preserve its relationships with customers, suppliers and others having dealings with it, in each case to the end that its goodwill and ongoing business will be materially unimpaired at the effective time.

Additionally, each of Allscripts and Eclipsys has agreed that, prior to the completion of the merger, except as may be required by law, consented to in writing by the other party, set forth in its disclosure letter to the other party, or contemplated, permitted or required by the Merger Agreement or, in the case of Allscripts, the Framework Agreement, it will not, and will not permit any of its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from its wholly owned subsidiaries;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

purchase, redeem or otherwise acquire, or modify or amend, any shares of its capital stock or any of its subsidiaries or any other securities of it or any of its subsidiaries or any rights, warrants or options to acquire, any such shares or other securities;

•

enter into any amendment of any term of any of its outstanding securities or accelerate the vesting of any options, warrants, unvested shares of common stock or other rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests or plans or agreements governing such interests;

•

amend its certificate of incorporation or its by-laws or amend in any material respect the charter, by-laws or other comparable organizational documents of any of its subsidiaries, except, in the case of each of the foregoing clauses, as may be required by law or the rules and regulations of the SEC or NASDAQ;

•

acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, in each case for consideration in excess of $2,000,000 individually or $5,000,000 in the aggregate, or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $2,000,000 individually or $5,000,000 in the aggregate;

•

sell, transfer, lease, license, mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases, licenses or disposals of products or services in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $5,000,000 individually or $10,000,000 in the aggregate;

•

incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise), any such indebtedness for borrowed money of another person except for (i) such indebtedness or other obligations incurred pursuant to its existing revolving credit facility and prepayable at any time without premium or penalty, in each case in the ordinary course of business consistent with past practice, which at any time shall not exceed $15,000,000, or (ii) indebtedness in replacement of (and of the same principal amount as) its existing indebtedness, which matures by its terms prior to the date of the closing date of the merger;

•	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, other than the merger contemplated in the Merger Agreement;

•	enter into, adopt or amend any severance plan, retention or change of control plan, program, policy or contract, or certain other employee benefit plans or agreements, subject to certain exceptions;

•	make or adopt any material change to its accounting methods, practices or policies (other than actions required to be taken by GAAP or the SEC);

•

prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make or change any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, or settle or compromise any material action or audit related to taxes;

•

modify, amend, cancel, terminate, extend or request any material change in, or agree to any material change in, certain material contracts, in each case, which is materially adverse to such party, or waive, release or assign, in any respect, any rights under such material contracts, which waiver, release or assignment would be materially adverse to such party;

•

make or agree to make any unbudgeted loans, advances or capital contributions to, or other investments in, any other person or capital expenditures, with a value in excess of $7,500,000 in the aggregate, subject to certain exceptions;

•

waive, release, assign, settle or compromise any claim or action, except for those involving only the payment of monetary damages that do not exceed specific reserves for such claims or that do not exceed $5,000,000 in the aggregate, except for certain settlements regarding litigation relating to the merger;

•	authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any contract to do any of the foregoing.

Allscripts has also agreed that, prior to the completion of the merger, except as may be required by law, consented to in writing by Eclipsys, set forth in its disclosure letter to Eclipsys, or contemplated, permitted or required by the Merger Agreement or the Framework Agreement, it will not, and will not permit any of its subsidiaries to:

•

authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the grant of unvested shares of Allscripts common stock to non-executive employees in the ordinary course of business consistent with past practice, or the issuance of shares of Allscripts common stock upon the exercise of stock options and the vesting of unvested shares of Allscripts common stock or other awards under Allscripts’ stock plans, and pursuant to the Allscripts employee stock benefit plan; or

•	solicit or initiate certain transactions involving the an acquisition, by stock purchase or tender offer, of more than 20%, but less than 35%, of Allscripts’ voting stock.

Eclipsys has also agreed that, prior to the completion of the merger, except as may be required by law, consented to in writing by Allscripts, set forth in its disclosure letter to Allscripts, or contemplated, permitted or required by the Merger Agreement, it will not, and will not permit any of its subsidiaries to:

•

authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the grant of Eclipsys stock options or unvested shares of Eclipsys common stock to non-executive employees or the grant of stock units to directors of Eclipsys, subject to certain agreed limits, and in the ordinary course of business consistent with past practice, or the issuance of shares of Eclipsys common stock upon the exercise of stock options, upon the settlement of any stock units and upon the vesting of any unvested shares of Eclipsys common stock or other awards under Eclipsys’ stock plans, and pursuant to the Eclipsys employee stock purchase plan;

•

increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in cash compensation of non-executive employees of Eclipsys or any of its subsidiaries in the ordinary course of business consistent with past practice and in accordance with Eclipsys’ fiscal 2010 budget);

•

establish, adopt, enter into or amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other compensation or benefit plan, contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, except as otherwise required or in the ordinary course of business consistent with past practice;

•

enter into any material contract with a third party that would, after the completion of the merger, materially limit or restrict the manner or localities in which Allscripts and its subsidiaries may conduct business, or that contains certain most favored nation pricing or exclusivity provisions or non-solicitation provisions with respect to the employees of such third party; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any contract to do any of the foregoing.

All rights to indemnification, advancement of expenses and exculpation now existing in favor of the current or former directors, officers or employees of Eclipsys and its subsidiaries shall survive the merger and continue in full force and effect for a period of not less than six years after completion of the merger. Allscripts and Eclipsys, as the surviving company will indemnify Eclipsys’ current and former directors, officers and employees against all costs, expenses and other payments arising out of or relating to any action or omission occurring before or after completion of the merger, and, for a period of six years from completion of the merger, maintain Eclipsys’ existing directors’ and officers’ liability insurance and fiduciary liability insurance with annual premiums not in excess of 300% of Eclipsys’ current premium. In lieu of the foregoing, Eclipsys may purchase, prior to the completion of the merger, a prepaid six-year “tail” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the completion of the merger.

Employee Matters

Under the Merger Agreement, Allscripts has agreed to assume and honor all of Eclipsys’ employee benefit plans and employment agreements and to maintain all of Eclipsys’ employee benefit plans until such time as Allscripts determines that Eclipsys’ employees can be orderly transitioned to other employee benefits plans maintained by Allscripts, and, for at least twelve months following the completion of the merger, to provide Eclipsys employees with employee benefits at least substantially equivalent in the aggregate to either the benefits such employees were receiving immediately prior to the completion of the merger or the benefits provided to similarly situated employees of Allscripts. For these purposes, Allscripts will (i) cause such benefits to be provided without preexisting condition limitations or exclusions to the extent none applied (or had been satisfied) under Eclipsys’ employee benefit plans, (ii) give credit for all annual deductibles and copayments made for covered expenses incurred prior to the completion of the merger, and (iii) provide Eclipsys employees with credit under Allscripts employee benefit plans (but not for benefit accrual purposes, other than for vacation and severance) for all service recognized under Eclipsys’ employee benefit plans. Allscripts also agreed under the Merger Agreement not to terminate certain bonus plans maintained by Eclipsys prior to the payment of 2010 bonuses, although Allscripts and Eclipsys agreed to modify such bonus plans to take into account the costs and other consequences of the merger and to cooperate before the merger to develop revisions to performance goals, levels and/or measures that reflect a commercially reasonable approach to providing the incentive compensation awards intended under such bonus plans.

Under the Merger Agreement, Eclipsys agreed to terminate its employee stock purchase plan immediately prior to the completion of the merger and to take action necessary to ensure that no new purchase periods would commence after the Merger Agreement was executed.

Management and Board of Directors of Allscripts After the Merger

Allscripts has agreed, upon completion of the merger, to establish a nine-member board of directors (if, at the effective time of the merger, Misys has the right to nominate one director of Allscripts pursuant to the Amended and Restated Relationship Agreement), or a ten-member board of directors (if, at the effective time of the merger, Misys has the right to nominate two directors of Allscripts pursuant to the Amended and Restated Relationship Agreement). The Allscripts board of directors will consist of four current Allscripts directors designated by Allscripts, three current Eclipsys directors designated by Eclipsys, the directors that Misys is entitled to nominate pursuant to the Amended and Restated Relationship Agreement and one independent director designated by Allscripts and Eclipsys, which independent director will be selected by the Eclipsys nominees to the Allscripts board of directors from candidates recommended by Allscripts, Misys and Eclipsys and proposed by the Nominating and Governance Committee of Allscripts (as constituted following the closing of the Coniston Transactions). At the effective time of the merger, it is contemplated that (i) Allscripts will designate Messrs. Tullman, Gamache, Green and Kluger, current directors of Allscripts, to serve on the Allscripts board of directors, (ii) Eclipsys will designate Messrs. Pead, Kangas and Fife, current directors of Eclipsys, to serve on the Allscripts board of directors and (iii) Misys will designate (if Misys has the right to nominate two directors pursuant to the Amended and Restated Relationship Agreement as described above) Messrs. Wilson and King, current directors of Allscripts, to serve on the Allscripts board of directors. In addition, Allscripts will cause the Audit, Compensation and Nominating and Governance Committees of the Allscripts board of directors to include a majority of Allscripts-designated directors and at least one Eclipsys-designated director.

Allscripts and Eclipsys agreed that Philip M. Pead, the current president and chief executive officer of Eclipsys, will serve as chairman of the board of Allscripts for a period of three years following completion of the merger (subject to his election as a director by Allscripts’ stockholders), and that Glen E. Tullman will remain as the chief executive officer of Allscripts. Allscripts further agreed to use its commercially reasonable efforts to cause the election of Messrs. Tullman and Pead as a director of Allscripts at each of the next three annual meetings of stockholders of Allscripts.

At the effective time of the merger, a majority of Allscripts’ directors will be independent.

Amendments to the Allscripts Certificate of Incorporation and By-laws

Allscripts has agreed to take all action necessary to cause the Allscripts certificate of incorporation to be amended and restated to reflect the Initial Amendment and the Additional Amendment. In addition, Allscripts has agreed to take all action necessary to cause the Amended and Restated By-laws of Allscripts to be amended and restated, which we refer to as the By-laws Amendment. The By-laws Amendment would (i) provide for more specific requirements for a stockholder to bring business before an annual meeting or special meeting or nominate directors at a stockholder meeting, (ii) conform the By-laws to include the agreements regarding the Allscripts chief executive officer and Eclipsys chief executive officer described in “—Management and Board of Directors of Allscripts After the Merger,” (iii) conform the By-laws to reflect the Initial Amendment and Additional Amendment, (iv) provide for the affirmative vote of no less than a two-thirds majority of the entire Allscripts board of directors to remove, for the three-year period following the completion of the merger, the chairman of the Allscripts board of directors or the current chief executive officer of Allscripts, and (v) make additional, incidental or clarifying amendments to the By-laws. The Initial Amendment, Additional Amendment and By-laws Amendment are attached to this joint proxy statement/prospectus/information statement as Annexes I, J and K, respectively, and we encourage you to read them carefully and in their entirety.

Other Covenants and Agreements

Allscripts and Eclipsys have agreed to take certain additional actions pursuant to the Merger Agreement. In particular, Allscripts and Eclipsys have agreed to:

•

take certain actions under federal and state securities laws necessary to complete the transactions contemplated by the Merger Agreement, including the filing by Eclipsys of this joint proxy statement/prospectus/information statement and the filing by Allscripts of a registration statement on Form S-4 with the SEC, of which this joint proxy statement/prospectus/information statement is a part;

•

as promptly as practicable, give notice of, convene and hold a meeting of their respective stockholders to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement and to adopt the Merger Agreement, as the case may be;

•

afford the other party and its representatives reasonable access during normal business hours throughout the period following the date of the Merger Agreement through the earlier of the date of completion of the merger and the date of the termination of the Merger Agreement to all of its employees, properties, books, contracts, commitments and records and such other information concerning such party’s business, properties and personnel as the other party may reasonably request, subject to certain limitations;

•	use commercially reasonable efforts to continue the quotation of its common stock on The NASDAQ Global Select Market;

•

not issue any press release or any written public statements with respect to the transactions contemplated by the Merger Agreement without prior consultation of the other party, subject to certain exceptions;

•

use their commercially reasonable efforts to grant such approvals and take such actions as are necessary to complete the Coniston Transactions and the transactions contemplated by the Merger Agreement as promptly as practicable on the terms contemplated by the Merger Agreement if any takeover statute becomes applicable;

•

as promptly as practicable after the date of the Merger Agreement make their respective filings and thereafter make any other required submissions under the HSR Act and use commercially reasonable efforts to cooperate with the other in (i) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third party or other governmental entities in connection with the execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby and (ii) timely making all such filings and timely seek all such consents, permits, authorizations or approvals;

•

unless the other party shall otherwise agree in writing, not and to cause their respective subsidiaries to not, take or fail to take any action which action or failure would be contrary to the representations in the tax certificate of Allscripts or Eclipsys, as the case may be, or to take or fail to take any action which would, to its knowledge, jeopardize the intended tax treatment of the transactions contemplated by the Merger Agreement or the Coniston Transaction;

•

take all steps required to cause dispositions of Eclipsys common stock or acquisitions of Allscripts common stock resulting from the transactions contemplated by the Merger Agreement by each individual subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 of the Exchange Act;

•

promptly advise the other party of any action commenced after the date of the Merger Agreement against Allscripts or Eclipsys, as the case may be, or any of its directors by any stockholder of Allscripts or Eclipsys, as the case may be, relating to the Framework Agreement, the merger, the Coniston Transactions or any other transactions contemplated by the Merger Agreement or the Framework Agreement and to keep each other reasonably informed regarding any such litigation;

•

with respect to Allscripts, not permit any material amendment or modification to be made to, or any waiver of, any material provision or remedy under any of the Transaction Documents (as defined in the Framework Agreement) that would be adverse to Allscripts, without the prior written consent of Eclipsys and shall keep Eclipsys fully informed on a current basis of the status of the Coniston Transactions and shall supply Eclipsys with certain documents related to the Coniston Transaction;

•

with respect to Allscripts, pay certain debt financing commitment fees as and when due and shall use commercially reasonable efforts to comply with its obligations and enforce its rights under such commitments in a timely manner including if necessary taking legal action in connection therewith to the extent commercially reasonable and shall not, without the consent of Eclipsys agree to any material amendment or modification of such commitment, or any waiver of any provision or remedy thereunder, if such amendment, modification, waiver or remedy adds new (or adversely modifies existing) conditions to the completion of the financings contemplated by the such commitment or reduces the aggregate amount of such financing in any material respect (without a corresponding increase in another portion of such financing), subject to certain exceptions;

•

with respect to Allscripts, if any portion of the financing under certain debt financing commitments becomes unavailable on the terms and conditions contemplated in such commitments, use its commercially reasonable efforts to arrange for the unavailable portion of such financing to be provided from alternative sources as promptly as practicable in an amount sufficient to complete the Coniston Transactions and the Contingent Share Repurchase; provided that Allscripts shall not be required to enter into any financing arrangements on terms that, taken as a whole, are less favorable to it in any material respect than those contemplated by the Debt Financing;

•

with respect to Allscripts, keep Eclipsys reasonably and promptly informed with respect to all material activity concerning the status of the financing contemplated by certain debt financing commitments and shall give prompt notice to Eclipsys of any material adverse change with respect to such financing of which Allscripts becomes aware;

•	with respect to Eclipsys, provide to Allscripts all cooperation reasonably requested by Allscripts that is necessary, proper or advisable in connection with the Secondary Offering; and

•	with respect to Eclipsys, discharge all indebtedness under its credit agreement.

Termination of the Merger Agreement

General

The Merger Agreement may be terminated at any time prior to the completion of the merger by the mutual written consent of Allscripts and Eclipsys. Also, either Allscripts or Eclipsys may terminate the Merger Agreement at any time prior to the completion of the merger if:

•

the merger is not completed on or before December 16, 2010, unless the party seeking to terminate the Merger Agreement has failed to fulfill any of its obligations contained in the Merger Agreement and such failure has been the cause of, or resulted in, the failure of the merger to have occurred on or before such date;

•

a governmental entity has issued a judgment, order, award, preliminary or permanent injunction or decree or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the merger and such judgment, order, award, preliminary or permanent injunction or decree or other action has become final and non-appealable; provided, however, that this right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, any such judgment, order, award, preliminary or permanent injunction or decree or other action or that did not use commercially reasonable efforts to have such judgment, order, award, preliminary or permanent injunction or decree or other action vacated prior to its becoming final and non-appealable;

•

the Allscripts special meeting concludes without the approval by Allscripts’ stockholders of the proposal to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement, except that Allscripts may not terminate the Merger Agreement for this reason if Allscripts has not complied with its non-solicitation obligations and other obligations related to the Allscripts special meeting, or if the failure to obtain the approval at the Allscripts special meeting or at any adjournment or postponement thereof is caused by an action or failure to act by Allscripts that constitutes a material breach of the Merger Agreement;

•

the Eclipsys special meeting concludes without the approval by Eclipsys’ stockholders of the proposal to adopt and adopt the Merger Agreement, except that Eclipsys may not terminate the Merger Agreement for this reason if Eclipsys has not complied with its non-solicitation obligations and other obligations related to the Eclipsys special meeting, or if the failure to obtain the approval at the Eclipsys special meeting or any adjournment or postponement thereof is caused by an action or failure to act by Eclipsys that constitutes a material breach of the Merger Agreement; or

•	the Framework Agreement shall have been terminated.

Allscripts may terminate the Merger Agreement at any time prior to the completion of the merger if:

•

since the date of the Merger Agreement, there has been a breach of any representation, warranty, covenant or other agreement made by Eclipsys in the Merger Agreement, or if any such representation and warranty shall have become untrue or inaccurate after the date of the Merger Agreement, in each case which breach, untruth or inaccuracy would result in a failure of any of the conditions to Allscripts’ and Arsenal Merger Corp.’s obligation to complete the merger and which breach, untruth or inaccuracy shall not have been cured within 30 days after written notice from Allscripts of such breach is received by Eclipsys;

•	the Eclipsys board of directors or any committee thereof shall have made a recommendation change;

•

the Eclipsys board of directors or any committee thereof takes any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to an alternative proposal other than recommending rejection of such alternative proposal;

•

the Eclipsys board of directors or any committee thereof shall have failed to include its recommendation to adopt the Merger Agreement in the joint proxy statement/prospectus/information statement relating to the Eclipsys special meeting;

•

the Eclipsys board of directors or any committee thereof fails to publicly affirm (if so requested by Allscripts) its recommendation in favor of the adoption and approval of the Merger Agreement within ten days after Allscripts requests in writing that such recommendation be reaffirmed or five business days prior to the Eclipsys stockholder meeting, subject to certain exceptions; or

•

there has been an Eclipsys Material Adverse Effect that is not curable or, if curable, is not cured within 30 days after written notice is given by Allscripts to Eclipsys stating its intention to terminate the Merger Agreement.

Eclipsys may terminate the Merger Agreement at any time prior to the completion of the merger if:

•	since the date of the Merger Agreement, there has been a breach of any representation, warranty, covenant or other agreement made by Allscripts or Arsenal Merger Corp. in the Merger Agreement, or

any such representation and warranty has become untrue or inaccurate, which breach untruth or inaccuracy would result in a failure of any of the conditions to Eclipsys’ obligation to complete the merger and which breach, untruth or inaccuracy shall not have been cured within 30 days after written notice from Eclipsys of such breach is received by Allscripts;

•	the Allscripts board of directors or any committee thereof shall have made a recommendation change;

•

the Allscripts board of directors or any committee thereof takes any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to an alternative proposal other than recommending rejection of such alternative proposal;

•

the Allscripts board of directors or any committee thereof shall have failed to include its recommendation to approve the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement in the joint proxy statement/prospectus/information statement relating to the Allscripts special meeting;

•

within five business days after a tender offer or exchange offer relating to the securities of Allscripts involving a person or group unaffiliated with Allscripts has first been published or announced, Allscripts shall not have sent or given to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Allscripts board of directors recommends rejection of such tender or exchange offer (including by taking no position with respect to such tender offer or exchange offer);

•

the Allscripts board of directors or any committee thereof fails to publicly affirm (if so requested by Eclipsys) its recommendation in favor of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement within ten days after Eclipsys requests in writing that such recommendation be reaffirmed or five business days prior to the Allscripts special meeting, subject to certain exceptions;

•

the Misys board of directors or any committee thereof fails to publicly affirm (if so requested by Eclipsys) its recommendations with respect to the Coniston Transactions and the Contingent Share Repurchase within ten days after Eclipsys requests in writing that such recommendation be reaffirmed or five business days prior to the Misys shareholder meeting, subject to certain exceptions;

•

there has been an Allscripts Material Adverse Effect that is not curable or, if curable, is not cured within 30 days after written notice is given by Eclipsys to Allscripts stating its intention to terminate the Merger Agreement; or

•

(i) the Misys board of directors or any committee thereof fails to recommend that Misys shareholders approve the Coniston Transactions and the Contingent Share Repurchase or such recommendations are not included in the circular distributed to Misys shareholders, (ii) the Misys board of directors or any committee thereof changes its recommendation in a manner adverse to Eclipsys, recommends an alternative transaction with respect to Eclipsys, or enters into a letter of intent with respect to an alternative transaction with respect to Eclipsys, (iii) Misys’ shareholders fail to approve the Coniston Transactions, or (iv) Misys or Allscripts become entitled to terminate the Framework Agreement due to the other party’s breach, but do not exercise such termination right, and, following notice by Eclipsys, the breach is not cured or irrevocably waived. We refer to the termination right set forth in this bullet as the Coniston Termination Right.

Allscripts Termination Fees and Expenses

Allscripts must pay Eclipsys a termination fee or transaction expenses under certain circumstances, described below.

•	Allscripts must pay up to $5.0 million of Eclipsys’ transaction expenses if:

•	Allscripts or Eclipsys terminates the Merger Agreement because the merger has not been completed on or before December 16, 2010, Allscripts stockholders fail to approve the issuance of

Allscripts common stock to stockholders of Eclipsys pursuant to the Merger Agreement on or before December 9, 2010 and an alternative proposal with respect to at least 50% of Allscripts’ common stock or assets existed between the date of the Merger Agreement and the date of termination; or

•

Eclipsys terminates the Merger Agreement because Allscripts or Arsenal Merger Corp. breached its representations, warranties, covenants or other agreements under the Merger Agreement in a manner that would result in a failure of the related condition to Eclipsys’ obligation to complete the merger and an alternative proposal with respect to Allscripts existed between the date of the Merger Agreement and the date of termination, unless Eclipsys was likewise in breach of its representations, warranties, covenants or other agreements in a manner that would result in a failure of the related condition to Allscripts’ obligation to complete the merger.

In each of the preceding cases, if Allscripts completes or enters into a letter of intent or agreement relating to an alternative proposal in respect of at least 50% of Allscripts’ common stock or assets within twelve months after the termination date, it must pay Eclipsys a termination fee of (a) approximately $17.7 million if the termination date occurred prior to the closing of the Coniston Transactions, or (b) $40.0 million if the termination date occurred after the closing of the Coniston Transactions, in each case less the amount of transaction expenses previously paid. However, if the termination date occurred prior to the closing of the Coniston Transactions, and Eclipsys elects to seek an action for monetary damages, no such termination fee will be payable.

•

Allscripts must pay Eclipsys a termination fee of approximately $17.7 million if the Merger Agreement is terminated by Allscripts or Eclipsys due to the failure of Allscripts’ stockholders to approve the proposal to approve the issuance of common stock in the merger pursuant to the Merger Agreement. However, if an alternative proposal in respect of at least 50% of Allscripts’ common stock or assets occurs between the date of the Merger Agreement and the termination date, the termination date occurs after the date of the closing of the Coniston Transactions and Allscripts completes or enters into a letter of intent or agreement relating to an alternative proposal in respect of at least 50% of Allscripts’ common stock or assets within twelve months after the termination date, Allscripts must pay Eclipsys a termination fee of $40.0 million, less the amount of the termination fee previously paid.

•

Allscripts must pay Eclipsys a termination fee of $17.7 million (or $40.0 million if the termination date occurs after the date of the closing of the Coniston Transactions), if Eclipsys terminates the Merger Agreement because (1) the Allscripts board of directors or any committee thereof effected a recommendation change, (2) the Allscripts board of directors or any committee thereof has taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to an alternative transaction other than recommending the rejection of such alternative transaction, (3) the Allscripts board of directors or any committee thereof failed to include the recommendation to approve the issuance of shares to Eclipsys stockholders pursuant to the Merger Agreement, or (4) the Allscripts board of directors or any committee thereof refused to publicly affirm its recommendation to approve the issuance of shares in the merger pursuant to the Merger Agreement, and in each case, an alternative proposal with respect to at least 50% of Allscripts’ common stock or assets existed between the date of the Merger Agreement and the termination date.

•	Allscripts must pay Eclipsys a termination fee of approximately $17.7 million if Allscripts or Eclipsys terminates the Merger Agreement because:

•	the Framework Agreement is terminated,

•	Eclipsys exercises the Coniston Termination Right, or

•

the merger was not completed prior to December 16, 2010 at a time when (x) the conditions relating to the HSR waiting period, authorizations and governmental orders and no material adverse effect have been satisfied, (y) Eclipsys’ failure to comply with in all material respects with its obligations to cooperate with respect to the Coniston Transactions has not been the primary cause of the failure of the closing of the Coniston Transactions to occur and (z) Eclipsys is not in material breach of its obligations under the Merger Agreement in a manner that would result in the failure of the related condition to Allscripts’ obligation to complete the merger.

However, if the termination date occurs prior to the closing of the Coniston Transactions, and Eclipsys elects to seek an action for monetary damages, no such termination fee will be payable.

Eclipsys Termination Fees and Expenses

Eclipsys must pay Allscripts a termination fee or transaction expenses under certain circumstances, described below.

•	Eclipsys must pay up to $5.0 million of Allscripts’ transaction expenses if:

•

Eclipsys or Allscripts terminates the Merger Agreement because the merger has not been completed on or before December 16, 2010, Eclipsys stockholders fail to adopt the Merger Agreement on or before December 9, 2010 and an alternative proposal with respect to at least 50% of Eclipsys’ common stock or assets existed between the date of the Merger Agreement and the date of termination; or

•

Allscripts terminates the Merger Agreement because Eclipsys breached its representations, warranties, covenants or other agreements under the Merger Agreement in a manner that would result in a failure of the related condition to Allscripts’ and Arsenal Merger Corp.’s obligation to complete the merger and an alternative proposal with respect to Eclipsys existed between the date of the Merger Agreement and the date of termination, unless Allscripts or Arsenal Merger Corp. was likewise in breach of its representations, warranties, covenants or other agreements in a manner that would result in a failure of the related condition to Eclipsys’ obligation to complete the merger.

In each of the preceding cases, if Eclipsys completes or enters into a letter of intent or agreement relating to an alternative proposal in respect of at least 50% of Eclipsys’ common stock or assets within twelve months after the termination date, it must pay Allscripts a termination fee of (a) approximately $17.7 million if the termination date occurred prior to the closing of the Coniston Transactions, or (b) $40.0 million if the termination date occurred after the closing of the Coniston Transactions, in each case less the amount of transaction expenses previously paid. However, if the termination date occurred prior to the closing of the Coniston Transactions, and Allscripts elects to seek an action for monetary damages, no such termination fee will be payable.

•

Eclipsys must pay Allscripts a termination fee of approximately $17.7 million if the Merger Agreement is terminated by Eclipsys or Allscripts due to the failure of Eclipsys’ stockholders to adopt of the Merger Agreement. However, if an alternative proposal with respect to at least 50% of Eclipsys’ common stock or assets existed between the date of the Merger Agreement and the termination date, the termination date occurs after the date of the closing of the Coniston Transactions and Eclipsys completes or enters into a letter of intent or agreement relating to an alternative proposal within twelve months after the termination date, Eclipsys must pay Allscripts a termination fee of $40.0 million, less the amount of the termination fee previously paid.

•

Eclipsys must pay Allscripts a termination fee of approximately $17.7 million (or $40.0 million if the termination date occurs after the date of the closing of the Coniston Transactions), if Allscripts terminates the Merger Agreement because (1) the Eclipsys board of directors or any committee thereof effected a recommendation change, (2) the Eclipsys board of directors or any committee thereof has taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to an alternative transaction other than recommending the rejection of such alternative transaction, (3) the Eclipsys board of directors or any committee thereof failed to include the recommendation to adopt the Merger Agreement, or (4) the Eclipsys board of directors or any committee thereof refused to publicly affirm its recommendation to adopt the Merger Agreement, and in each case, an alternative proposal with respect to at least 50% of Eclipsys’ common stock or assets existed between the date of the Merger Agreement and the termination date.

Effect of Termination

If the Merger Agreement is terminated as described above, the Merger Agreement will terminate (except for provisions relating to confidentiality, payment of termination fees and expenses and certain other miscellaneous provisions), and neither Allscripts nor Eclipsys will be liable to the other except for liability arising out of a willful breach of a representation or warranty contained in the Merger Agreement or the willful breach of any covenant contained in the Merger Agreement. Prior to the closing of the Coniston Transactions, in the event Allscripts or Eclipsys is required to pay a termination fee, then such payment shall be the sole and exclusive remedy of the receiving party (other than for injunctive relief or specific performance).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Eclipsys and customary representations and warranties of Allscripts and Arsenal Merger Corp. relating to their respective businesses. These representations and warranties have been made solely for the benefit of the other party or parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

are qualified in their entirety by the information disclosed by the applicable party in documents filed with the SEC since July 29, 2009, in the case of Allscripts and Arsenal Merger Corp., and since February 24, 2010, in the case of Eclipsys, and prior to the date of the Merger Agreement, excluding any risk factor disclosure, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature;

•	have been further qualified by information contained in disclosure schedules that the parties exchanged in connection with the execution of the Merger Agreement;

•	will not survive completion of the merger or the termination of the Merger Agreement;

•	are in certain cases subject to a materiality standard described in the Merger Agreement which may differ from what may be viewed as material by you; and

•	are in certain cases, qualified by the knowledge of the parties making such representations and warranties.

Allscripts, Arsenal Merger Corp. and Eclipsys made representations and warranties relating to, among other things:

•	organization, standing and power;

•	capital structure;

•	authority;

•	consents and approvals and no violation;

•	SEC filings and internal controls and procedures;

•

information supplied for inclusion or incorporation by reference in the joint proxy statement / prospectus / information statement relating to the Allscripts special meeting and the Eclipsys special meeting;

•	the absence of any undisclosed liabilities;

•	the absence of certain changes or events;

•	compliance with laws and the possession of necessary permits;

•	tax matters;

•	litigation;

•	certain material agreements and contracts;

•	employee benefit plans;

•	compliance with worker safety and environmental laws;

•	labor matters;

•	intellectual property;

•	opinions of Allscripts financial advisor and Eclipsys’ financial advisor, as applicable;

•	the inapplicability of state anti-takeover laws to the Merger Agreement;

•	required stockholder approvals;

•	tax treatment of the merger; and

•	brokers’ and finders’ fees and expenses.

In addition, Allscripts and Arsenal Merger Corp. made representations and warranties relating to:

•	operations of Arsenal Merger Corp.; and

•	the Coniston Transactions.

Fees and Expenses

Each party is required to pay its own costs and expenses incurred in connection with the merger, the Merger Agreement and the transactions contemplated thereby, except that Allscripts and Eclipsys will share equally all costs and expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus/information statement (including applicable filing fees in respect of federal securities laws and the HSR Act).

Governing Law; Jurisdiction; Specific Performance

The Merger Agreement is governed by, and is to be construed in accordance with, the laws of Delaware. All legal actions or proceedings with respect to the Merger Agreement are to be brought and determined in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts within the State of Delaware. The parties to the Merger Agreement are entitled to seek injunctions to prevent breaches of the Merger Agreement and to seek to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts within the State of Delaware.

Amendments, Extensions and Waivers

Amendments

The Merger Agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after the Allscripts special meeting or the Eclipsys special meeting which requires approval by stockholders of Allscripts or Eclipsys may not be made without such approval. All amendments to the Merger Agreement must be in writing signed by each party.

Extensions and Waivers

At any time prior to the completion of the merger, any party to the Merger Agreement may:

•	extend the time for the performance of any of the obligations or other acts of any other party to the Merger Agreement;

•	waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

•	waive compliance by any other party with any of the covenants, agreements or conditions contained in the Merger Agreement (other than conditions which may not be waived).

However, any waiver that is made following the Allscripts or Eclipsys special meetings will be subject to approval by Allscripts or Eclipsys stockholders, respectively, if further approval is required by applicable law or the rules or regulations of The NASDAQ Global Select Market. All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

Technology Services Agreement

In connection with the execution of the Merger Agreement, on June 9, 2010, Allscripts and Eclipsys entered into a Technology Services Agreement pursuant to which Allscripts and Eclipsys would consider, and if appropriate engage in, collaborative activities to permit greater interoperability of their products as set forth in individual statements of work, provided that each of Allscripts and Eclipsys would continue to have the sole right, as between each other, to control their client and customer relationships. The parties agreed that the Technology Services Agreement would not be performed in any manner that would violate any competition or antitrust law.

DESCRIPTION OF THE CONISTON TRANSACTIONS

Simultaneously with the execution and delivery of the Merger Agreement, on June 9, 2010, Allscripts and Misys entered into a Framework Agreement, which we refer to as the Framework Agreement, pursuant to which Allscripts and Misys agreed, among other things and subject to certain conditions, to reduce Misys’ existing indirect ownership interest in Allscripts through the transactions contemplated thereby. Allscripts and Misys have also entered into certain ancillary agreements in connection with the Framework Agreement and the transactions contemplated thereby. The material terms of the Framework Agreement, which is attached hereto as Annex B, and such ancillary agreements are summarized below and are qualified in their entirety by reference to the complete agreements. See “Additional Information—Where You Can Find More Information.”

Framework Agreement

Overview

On June 9, 2010, Allscripts entered into a Framework Agreement with Misys and Eclipsys solely as third party beneficiary of certain provisions of the Framework Agreement. Pursuant to the Framework Agreement, Allscripts and Misys agreed, among other things and subject to certain conditions, to reduce Misys’ existing indirect ownership interest in Allscripts. As of June 8, 2010, Misys held indirectly 79,811,511 shares of Allscripts common stock, representing approximately 55% of the aggregate voting power of Allscripts’ capital stock. Upon completion of the Coniston Transactions described below and if Misys elects to exercise its right to require Allscripts to repurchase shares from Misys after the closing of the merger pursuant to the Contingent Share Repurchase described below, Misys’ equity stake in Allscripts is expected to be approximately 8%.

Description of the Coniston Transactions

Subject to the terms and conditions of the Framework Agreement, Misys and Allscripts agreed that:

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100% of the issued and outstanding shares of an indirect subsidiary of Misys, which will hold 61,308,295 shares of Allscripts common stock, will be transferred to Allscripts in exchange for 61,308,295 newly issued shares of Allscripts common stock (which shares we refer to as the Exchange Shares, and which transaction we refer to as the Exchange);

•

Allscripts will repurchase from indirect subsidiaries of Misys 24,442,083 shares of Allscripts common stock at an aggregate purchase price of $577.4 million (which shares we refer to as the Repurchase Shares, and which transaction we refer to as the Share Repurchase), which includes a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest in Allscripts;

•

Misys, directly or through one or more of its subsidiaries, will sell at least 36 million shares of Allscripts common stock in an underwritten secondary public offering, as described below (which shares we refer to as the Secondary Offering Shares and which transaction we refer to as the Secondary Offering); and

•

if the merger is completed, Misys will have the right to request that Allscripts repurchase from Misys or from one or more of its indirect subsidiaries 5,313,807 additional shares of Allscripts common stock at an aggregate purchase price of $101.6 million, which includes a payment of a premium of $1.6 million (which shares we refer to as the Contingent Share Repurchase Shares, and which transaction we refer to as the Contingent Share Repurchase), which right may be exercised for up to 10 days after completion of the merger.

We refer to the Exchange, the Share Repurchase and the Secondary Offering as the Coniston Transactions.

Allscripts expects to finance the Share Repurchase and the Contingent Share Repurchase, and to pay related fees and expenses with its cash on hand and the proceeds of the Debt Financing described below.

The Share Repurchase

Upon the terms and subject to the conditions of the Framework Agreement, Allscripts will repurchase from Misys or from one or more of its subsidiaries 24,442,083 shares of Allscripts common stock at a price per share of $18.82, for an aggregate consideration of $460.0 million, plus a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest in Allscripts, for a total of $577.4 million. The price per share is based on the volume weighted average price of Allscripts’ common stock for the ten trading days immediately prior to the signing of the Framework Agreement.

The Secondary Offering

Upon the terms and subject to the conditions of the Framework Agreement and the related Registration Rights Agreement described below, Misys agreed to cause one or more of its subsidiaries to enter into an underwriting agreement for a secondary public offering of shares of Allscripts common stock pursuant to which one or more underwriters would purchase no fewer than 36 million Secondary Offering Shares or such greater number of Secondary Offering Shares that in Misys’ reasonable judgment is necessary to maintain compliance immediately after the closing of the Coniston Transactions with Sections LR 9.2.2A and LR 6.1.4(2) of the Listing Rules (UK) of the UK Listing Authority and London Stock Exchange at a price to the public of not less than $16.50 per share. Misys also agreed that the aggregate number of Secondary Offering Shares purchased by the underwriters in the Secondary Offering would not, when combined with the Repurchase Shares, result in Misys holding, directly or indirectly, fewer than 15.5 million shares of Allscripts common stock prior to any exercise of the underwriters’ over-allotment option. If a sale pursuant to the underwriters’ over-allotment option would result in Misys’ direct or indirect ownership to fall below such threshold, then Allscripts would have a right of first refusal to issue and sell pursuant to the over-allotment option such number of shares of Allscripts common stock as is equal to the difference between the number of shares of Allscripts common stock required to satisfy the over-allotment option and the number of shares of Allscripts common stock that Misys may sell without falling below such threshold.

Prior to the receipt of both the adoption of the Merger Agreement by Eclipsys stockholders and the approval of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement by Allscripts stockholders, Misys has a right to determine, in its commercially reasonable discretion, the date of the launch of the Secondary Offering. Upon the earlier to occur of (i) the adoption of the Merger Agreement by Eclipsys stockholders and the approval of the issuance of Allscripts common stock to Eclipsys stockholders pursuant to the Merger Agreement by Allscripts stockholders, and (2) the termination of the Merger Agreement, if Misys has obtained its requisite shareholder approval and the five-day volume weighted average price of Allscripts’ common stock exceeds $16.50 per share, Allscripts will have the right to demand that Misys proceed with the Secondary Offering, subject to satisfaction of certain offering conditions. Allscripts and Eclipsys will use commercially reasonable efforts to cooperate with Misys to effect the Secondary Offering.

Contingent Share Repurchase

If the merger is completed, Misys will have the right to request that Allscripts repurchase from Misys or from one or more of its indirect subsidiaries 5,313,807 additional shares of Allscripts common stock at an aggregate purchase price of $101.6 million, which includes payment of a premium of $1.6 million, and which right may be exercised for up to 10 days after completion of the merger.

Required Stockholder Approvals

Pursuant to the terms of the Framework Agreement, Misys agreed that as promptly as reasonably practicable after the date of the Framework Agreement (or, if Allscripts and Misys so agree, upon the record date for the Special Meeting of Allscripts Stockholders) Misys will cause its direct and indirect subsidiaries as holders of Allscripts common stock, to act by written consent in lieu of a meeting of stockholders of Allscripts to approve the issuance of the Exchange Shares and an amendment to the Allscripts certificate of incorporation to increase the number of authorized shares to permit the issuance of the Exchange Shares and the shares of Allscripts common stock to be issued in connection with the merger. In addition, pursuant to the Framework Agreement, Misys has agreed to approve, by written consent, certain additional amendments to the Allscripts Charter that will be effective only upon the closing of the Coniston Transactions, which would (i) change the name of Allscripts from “Allscripts-Misys Healthcare Solutions, Inc.” to “Allscripts Healthcare Solutions, Inc.”, (ii) eliminate the ability of Allscripts stockholders to act by written consent, (iii) elect that Allscripts be governed by Section 203 of the DGCL, (iv) establish certain committee structures to implement certain agreements in the Amended and Restated Relationship Agreement related to the Allscripts board of directors, (v) upon the closing of the merger, establish certain committee structures to implement certain agreements in the Merger Agreement related to the directors of Allscripts and (vi) implement certain other additional incidental or clarifying amendments. For a more complete description of the actions taken by written consent in lieu of a meeting of stockholders of Allscripts, see the section entitled “The Actions By Written Consent Of Allscripts Stockholders.”

The Coniston Transactions also require the approval by a simple majority of the Misys shareholders. Pursuant to the Framework Agreement, Misys agreed to use commercially reasonable efforts to procure that the board of directors of Misys recommends that the Misys shareholders approve the Coniston Transactions and that as promptly as reasonably practicable after the approval by the U.K. Listing Authority of the form of the circular, such circular is transmitted to the Misys shareholders in order to call and hold a meeting of the Misys shareholders for the purpose of obtaining the shareholder approval to the Coniston Transactions. In connection with such approval, ValueAct has entered into a Voting Agreement whereby ValueAct has agreed, among other things, to vote in favor of the Coniston Transactions. For a more complete description of the Voting Agreement, see the section entitled “—The Voting Agreements.”

Conditions to Completion of the Coniston Transactions

The obligation of Misys to complete the Exchange and the Share Repurchase are subject to the satisfaction of certain closing conditions, including the following:

•	the absence of any law, injunction or other legal prohibition preventing the closing of the Exchange or the Share Repurchase;

•	the completion of the Secondary Offering of no fewer than 36 million shares of Allscripts common stock at a price to the public of no less than $16.50 per share;

•	the approval of the Coniston Transactions by the Misys shareholders;

•	the Debt Financing having been consummated in all material respects;

•	the absence of material changes in the Merger Agreement that were not otherwise approved by Misys;

•	the representations and warranties of Allscripts that are qualified as to materiality being true and correct, and those not so qualified being true and correct in all material respects; and

•	Allscripts having performed or complied in all material respects with all of its obligations and covenants under the Framework Agreement and certain provisions of the registration rights agreement.

The obligation of Allscripts to complete the Exchange and the Share Repurchase are subject to the satisfaction of certain closing conditions, including the following:

•	the absence of any law, injunction or other legal prohibition preventing the closing of the Exchange or the Share Repurchase;

•	the completion of the Secondary Offering of no fewer than 36 million shares of Allscripts common stock;

•	the Debt Financing having been consummated in all material respects;

•	the representations and warranties of Misys that are qualified as to materiality being true and correct, and those not so qualified being true and correct in all material respects; and

•	Misys having performed or complied in all material respects with all of its obligations and covenants under the Framework Agreement; and

•	Allscripts having received the solvency letter contemplated by the Framework Agreement.

Termination of the Framework Agreement

The Framework Agreement may be terminated by Misys or Allscripts at any time prior to the closing of the Exchange and the Share Repurchase if:

•	such closing has not been completed on or prior to December 9, 2010;

•	if the Misys shareholder approval shall not have been obtained at the Misys shareholders meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken;

•

if any governmental authority shall have issued an order or taken any other action permanently enjoining or otherwise permanently prohibiting the Exchange or the Share Repurchase and such order or other action shall have become final and non-appealable;

•	there is an incurable breach of the representations and warranties of the other party or an incurable failure to perform the covenants of the other party; or

•	Allscripts and Misys mutually agree (which agreement, in the case of Allscripts shall be approved by the Allscripts audit committee) with the consent of Eclipsys.

Effect of Termination

If the Framework Agreement is terminated, the Framework Agreement will terminate (except for the provisions governing expenses, governing law and certain other miscellaneous provisions), and neither Allscripts nor Misys will be liable to the other except for liability arising out of a willful and material breach of the Framework Agreement and except for each party’s right to seek specific performance or injunctive or similar relief for a breach by the other party of its obligations under the Framework Agreement.

Covenants

The Framework Agreement contains the following covenants, among others:

•	Allscripts and Misys will use commercially reasonable efforts to cause the Exchange to occur;

•	Allscripts will use commercially reasonable efforts to comply with its obligations under the Debt Commitment Letter and obtain the Debt Financing;

•	Allscripts will not waive the condition that requires the closing of the Coniston Transactions to occur prior to the closing of the merger;

•	Allscripts will not agree to any material amendment to the Merger Agreement;

•	Misys will use commercially reasonable efforts to facilitate the By-Laws Amendments;

•

Procedures to determine the initial nominees to serve on the Allscripts Board and to determine the chairman of Allscripts immediately following the closing of the Coniston Transactions and prior to the completion of the merger;

•	Allscripts and Misys will cooperate regarding any public announcements;

•	Allscripts and Misys will cooperate and use commercially reasonable efforts to obtain all governmental approvals and make all governmental filings;

•	Allscripts will eliminate any reference to the name “Misys” in its corporate name and will not represent that it retains any other connection with Misys;

•

Misys and Allscripts agree that the Stock Repurchase Agreement entered into between Allscripts, Misys and certain subsidiaries of Misys shall terminate upon the closing of the Coniston Transactions; and

•	Misys and Allscripts agree to negotiate in good faith a plan to migrate certain operations of Misys in India to Allscripts.

Representations and Warranties

The Framework Agreement contains representations and warranties of Misys and Allscripts relating to the transactions contemplated thereby, the Repurchase Shares, the Contingent Share Repurchase Shares, the subsidiaries of Misys participating in the Coniston Transactions, the Exchange Shares, the Merger Agreement and the Debt Financing, among others. These representations and warranties have been made solely for the benefit of the other party, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information contained in disclosure schedules that the parties exchanged in connection with the execution of the Framework Agreement;

•	will, in some cases, not survive the completion of the Coniston Transactions or the termination of the Framework Agreement;

•	are in certain cases subject to a materiality standard described in the Framework Agreement which may differ from what may be viewed as material by you; and

•	are in certain cases, qualified by the knowledge of the parties making such representations and warranties.

Allscripts and Misys made representations and warranties relating to, among other things:

•	organization, authority, execution and delivery, and enforceability;

•	no conflicts and consents and approvals;

•	litigation; and

•	brokers’ and finders’ fees and expenses.

In addition, Allscripts made representations and warranties relating to:

•	change of control provisions;

•	the Exchange Shares;

•	the Debt Commitment Letter; and

•	the Merger Agreement.

In addition, Misys made representations and warranties relating to:

•	ownership and title to the Repurchase Shares and the Contingent Share Repurchase Shares;

•	capitalization and liabilities of Newco;

•	ownership of shares of Newco and shares of Allscripts common stock; and

•	tax matters.

Indemnification

If the closing of the Exchange and the Share Repurchase occurs, from and after such closing, each party is required to indemnify the other party and its affiliates, directors, officers, successors and assigns from and against, and is required to hold each of them harmless from, any and all losses incurred or suffered by such persons arising out of any breach of the representations and warranties surviving such closing or any breach of any covenant, in either case, to be made or to be performed by the other party pursuant to the Framework Agreement.

If the Exchange occurs, from and after such closing, Misys is required to indemnify Allscripts and its affiliates, directors, officers, successors and assigns from and against, and is required to hold each of them harmless from, any liabilities or obligations of Newco and all losses incurred or suffered by such persons in connection with Newco, in each case arising at any time prior to the completion of the Coniston Transactions or relating to the period at or prior to the closing date of the Coniston Transactions.

Description of Tax Matters

Indemnification. The Framework Agreement provides that Misys will indemnify Allscripts and its affiliates from, among other taxes:

•	Taxes imposed on Newco for periods on and prior to the closing date of the Coniston Transactions, and

•	Taxes imposed on Newco that would not have been imposed but for the Misys Transactions, which we refer to as Transaction Taxes.

The Framework Agreement provides that Allscripts will indemnify Misys and its affiliates from, among other taxes, taxes imposed on Newco for periods after the closing date of the Coniston Transactions.

Private Letter Ruling. The Framework Agreement provides that Misys will prepare and file with the IRS a private letter ruling request seeking rulings confirming the tax consequences of certain of the transactions included in the Misys transactions.

The Framework Agreement provides that, among other things, Allscripts shall be afforded a reasonable opportunity to review and comment on all submissions to the IRS, shall be provided with copies of all written correspondence received from the IRS, and will have reasonable access to certain information relevant and reasonably required for Allscripts to verify the completeness and accuracy of submissions to the IRS.

At any time prior to the issuance of the IRS private letter ruling, Allscripts will be permitted to provide one or more written notices to Misys, which we refer to as an Objection Notice, stating that it believes an IRS submission has one or more defects specified in the Framework Agreement, which we refer to as a Claimed Defect. If, following the delivery of an Objection Notice, the parties are unable to agree whether the IRS submission has the stated Claimed Defect, or to agree on amendments to the IRS submission to address the Claimed Defect, they are obligated to engage in the arbitration procedures set forth in the Framework Agreement.

Within five business days following issuance of the IRS private letter ruling, if Allscripts believes that the IRS private letter ruling has a defect of a type specified in the Framework Agreement, then Allscripts must deliver to Misys a notice, which we refer to as a Rejection Notice, and the parties will engage in the arbitration procedures set forth in the Framework Agreement. If a Rejection Notice is not delivered, or if the arbitrator determines that the defect described in the Rejection Notice does not exist, the IRS private letter ruling is an “Accepted IRS Private Letter Ruling” for purposes of the Tax Indemnity Credit Support provisions described below.

Tax Indemnity Credit Support. Under the Framework Agreement, at or prior to the closing of the Coniston Transactions, Misys is required to obtain a bank guarantee in favor of Allscripts in an amount of US$168 million, which we refer to as the PLR Bank Guarantee, to support Misys’ indemnification obligation with respect to Transaction Taxes.

•	Allscripts may not demand payment under the PLR Bank Guarantee until the Transaction Tax Conditions (as defined in the Framework Agreement) have occurred.

•

The Framework Agreement provides that the PLR Bank Guarantee will be fully released and terminated (subject to certain limitations permitting only a partial release) after receipt by Allscripts of a notice from Misys that the earliest of the following has occurred: (i) receipt by Misys of an Accepted IRS Private Letter Ruling, (ii) the closing of the IRS examination for each of Newco’s 2010 and 2011 US federal income tax returns (as determined under the Framework Agreement), and (iii) March 15, 2017, subject to acceleration to March 15, 2014 under certain circumstances.

Misys is also required under the Framework Agreement to obtain at or prior to the closing of the Coniston Transactions, a bank guarantee in favor of Allscripts in an amount of US$45 million, which we refer to as the Historic Bank Guarantee, to support Misys’ indemnification obligation with respect to taxes (other than Transaction Taxes).

•	Allscripts may not demand payment under the Historic Bank Guarantee until the Historic Tax Conditions (as defined in the Framework Agreement) have occurred.

•

The Historic Bank Guarantee will be released in stages of US$27 million, $6.75 million, $5.40 million and $5.85 million (subject to certain limitations permitting only a partial release and subject to certain other adjustments) based in each case on the earlier to occur of the closing of the examination of certain Newco tax returns (as determined under the Framework Agreement) and a fixed date intended to reflect the statute of limitations for the relevant tax return.

Transition Services

In connection with the Framework Agreement, upon the completion of the Coniston Transactions, Allscripts and Eclipsys will enter into a transitional services agreement that will cover certain transition services after the completion of the Coniston Transactions. These services will include financial services, tax services, research and development services, information technology services and transition services for the operations in Manila, Philippines.

Amended and Restated Relationship Agreement

Overview

Upon the completion of the Exchange and the Share Repurchase, the Relationship Agreement entered into between Allscripts and Misys on March 17, 2008 (as amended on August 14, 2008 and January 5, 2009) will be amended and restated.

Board Composition and Election

Under the existing Relationship Agreement, Misys is entitled to nominate six out of the ten members of Allscripts’ board of directors, including the chairman of the board. When Allscripts and Misys enter into the Amended and Restated Relationship Agreement, Misys will be entitled to nominate two directors, which will be permanently reduced to one director if Misys owns less than 15.5 million shares of Allscripts common stock, and which right will be permanently eliminated if Misys owns less than 5.0% of the then outstanding shares of Allscripts common stock or violates certain of the restrictions set forth in the standstill provision described below.

Chairman of Allscripts Board of Directors

The Amended and Restated Relationship Agreement provides that the Chairman of the Allscripts board of directors, whose term begins at the closing of the Coniston Transactions, will serve until the earlier of (1) the closing of the merger and (2) two years after the closing of the Coniston Transactions, and the vote of two-thirds of the Allscripts board of directors will be required to remove the Chairman of the board during such period. Upon the closing of the merger, the term of the Chairman of the board, whose term begins at the closing of the Coniston Transactions, will expire and the individual nominated in accordance with the Merger Agreement will serve as the Chairman of the board for a period of three years after the closing of the merger. If after the expiration of either of the initial terms referenced in the first two sentences of this paragraph, Misys then continues to have the right to nominate a director to the Allscripts board of directors, the vote of two-thirds of the Allscripts board of directors will be required to re-elect the Chairman of the board, elect a new Chairman of the board or remove the Chairman of the board. The Framework Agreement provides that Marcel L. Gamache, currently a non-employee director of Allscripts, will serve as the Chairman of the board immediately following the closing of the Coniston Transactions until the closing of the merger.

Voting

Misys agrees that, through the 2011 Allscripts annual meeting it will cause its and its’ affiliates’ shares of Allscripts common stock to (i) be voted in favor of the election of the directors nominated by the Allscripts nominating committee and (ii) not voted for the removal of any such directors nominated by the Allscripts nominating committee, except in accordance with any recommendation of such committee or in any case of removal “for cause”. After the 2011 Allscripts annual meeting, Misys and its affiliates may vote the Allscripts common stock as they deem appropriate, including against a director recommended by the Allscripts nominating committee. The Amended and Restated Relationship Agreement will no longer require Misys to grant an irrevocable proxy to certain executive officers of Allscripts to vote Misys’ shares of Allscripts common stock as so required.

Pre-Emptive Rights; Equity Awards

The Amended and Restated Relationship Agreement will no longer provide Misys with pre-emptive rights in the event of an issuance of Allscripts common stock. The Amended and Restated Relationship Agreement will no longer limit Allscripts’ ability to grant awards under its employee incentive and employee stock purchase plans.

Standstill and Non-Compete

The Amended and Restated Relationship Agreement will also contain a customary standstill provision, restricting, among other things, Misys’ ability to acquire Allscripts securities for a period of five years after the closing of the Coniston Transactions. In addition, for a period of eighteen months after the closing of the Coniston Transactions, Misys would be obligated, subject to certain exceptions, to not deploy, sell, license or market any electronic medical health record or physician practice management software, related applications or solutions in any country in the world where Allscripts is conducting such operations on the date of the Framework Agreement, or utilize the name Misys or any trade name, trademark, brand name, domain name or logo containing or associated with the name Misys in connection with any healthcare information technology solutions.

Operating Requirements and Provision of Information

For so long as Misys retains the right to nominate any directors to the Allscripts board, each of Allscripts and Misys will agree to use commercially reasonable efforts to ensure that it and each of its subsidiaries continues to comply with all applicable U.S. and U.K. regulatory requirements. Allscripts will also agree to provide Misys with all information as Misys reasonably requires to comply with all applicable U.K. regulatory requirements for any period as to which Misys is required to account for its investment in Allscripts by full consolidation or by the equity method of accounting.

Termination

The Amended and Restated Relationship Agreement will have an indefinite term and may be terminated only by the written consent of Misys and Allscripts.

Registration Rights Agreement

On June 9, 2010, Allscripts entered into a registration rights agreement with Misys which provides that, for so long as Misys holds at least 5% of the then outstanding number of shares of Allscripts common stock, Misys has the right to require Allscripts on not more than three occasions to file a registration statement under the Securities Act registering the sale of all or a portion of the shares of Allscripts common stock owned by Misys that are not otherwise freely tradable. Allscripts has the right to defer the filing of such registration statement if doing so would impede any material transaction involving Allscripts, adversely affect any financing contemplated by Allscripts or require disclosure of any material non-public information that, if disclosed at such time, would be harmful to the interests of Allscripts or its stockholders. For a period of three years after the date of the Registration Rights Agreement, Misys may participate in any registration statement proposed to be filed by Allscripts, subject to restrictions if Misys’ participation would adversely affect Allscripts’ registration. Misys will be subject to a customary lock-up in connection with any equity offering by Allscripts unless the underwriters notify Misys that less than 80% of Misys’ shares requested to be included in the offering can actually be included in such offering, and Misys decides not to participate in the offering.

Allscripts agreed to pay all reasonable expenses incurred in connection with a demand or other registration, other than expenses of counsel for Misys, any underwriting discounts or commissions, and also agreed to indemnify Misys from losses incurred as a result of material misstatements or omissions in such registration statement.

A copy of the Registration Rights Agreement is filed as an exhibit to the Allscripts Current Report on Form 8-K, filed with the SEC on June 9, 2010, and is incorporated by reference in this joint proxy statement/prospectus/information statement. See “More Information—Where You Can Find More Information.” You are urged to read that document carefully and in its entirety.

The Voting Agreements

In connection with the Coniston Transactions, ValueAct entered into a Voting Agreement pursuant to which ValueAct has agreed, among other things, to vote its shares of Misys (approximately 25.7% of Misys’ outstanding shares) at the Misys general meeting in support of the transactions contemplated by the Framework Agreement.

A copy of the Voting Agreement with ValueAct is filed as an exhibit to the Allscripts Current Report on Form 8-K, filed with the SEC on June 9, 2010, and is incorporated by reference in this joint proxy statement/prospectus/information statement. See “More Information—Where You Can Find More Information.” You are urged to read that document carefully and in its entirety.

In connection with the execution of the Merger Agreement and the Framework Agreement, Allscripts, Eclipsys, Misys and certain of Misys’ subsidiaries entered into the Misys Voting Agreement. For a more complete description of the Misys Voting Agreement, see the section entitled “The Special Meeting of Allscripts Stockholders—Voting by Misys.”

DESCRIPTION OF DEBT FINANCING

Overview

In connection with the transactions contemplated by the Framework Agreement, Allscripts will enter into a term loan facility, which we refer to as the Term Facility, and a revolving facility, which we refer to as the Revolving Facility, with JPMorgan Chase Bank, N.A., which we refer to as JPMCB, as administrative agent. The Term Facility will have a term of six years and provide senior secured financing of up to $570 million. The proceeds of the Term Facility will be used to finance a portion of the Share Repurchase contemplated by the Framework Agreement and to pay certain fees and expenses in connection with the merger and the transactions contemplated by the Framework Agreement. The Revolving Facility will have a term of five years and provide senior secured financing of up to $150 million on a revolving basis. The proceeds of the Revolving Facility will be used to finance a portion of the Share Repurchase and Contingent Share Repurchase, pay certain fees and expenses in connection with the merger and the transactions contemplated by the Framework Agreement and finance the working capital needs and general corporate purposes of Allscripts and its subsidiaries, including financings of permitted acquisitions. A total of $50 million of the Revolving Facility will be available for the issuance of letters of credit and $10 million of the Revolving Facility will be available for swingline loans. In connection with the Term Facility and the Revolving Facility, Allscripts will also be permitted to add one or more incremental loan facilities in an aggregate amount of up to $250 million, subject to certain conditions, which we refer to as the Incremental Facility. We refer to the Incremental Facility, the Term Facility and the Revolving Facility collectively as the Facilities.

The commitment to provide the Debt Financing is granted, subject to certain conditions, pursuant to a commitment letter, dated June 9, 2010, which we refer to as the Debt Commitment Letter, from JPMCB, Barclays Bank PLC, UBS Loan Finance LLC and certain of their affiliates, which we refer to as the Lenders, and will expire on December 9, 2010.

A copy of the Debt Commitment Letter is filed as an exhibit to the Allscripts Current Report on Form 8-K, filed with the SEC on June 14, 2010, and is incorporated by reference in this joint proxy statement/prospectus/information statement. See “More Information—Where You Can Find More Information.” You are urged to read that document carefully and in its entirety.

Interest Rate

Borrowings under the Facilities will bear interest, at Allscripts’ option, at a rate per annum equal to either (a) the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City, (ii) the federal funds effective rate from time to time plus 0.5% , and (iii) the rate for eurodollar deposits as reflected on the applicable Reuters Screen LIBOR 01, for one month plus 1.0%, subject to a floor of 2.5% per annum in the case of the Term Facility, plus the applicable margin or (b) the rate for Eurodollar deposits as reflected on the applicable Reuters Screen LIBOR 01, for the interest period relevant to such borrowing, subject to a floor of 1.5% per annum in the case of the Term Facility, plus the applicable margin. The applicable margin for borrowings under the Facilities will depend on Allscripts’ corporate ratings as of the closing date. The applicable margin for borrowings under the Revolving Facility will be subject to further adjustment based on a leverage grid to be agreed.

Guarantee

All obligations under the Facilities will be guaranteed by, subject to certain agreed upon exceptions, each of the existing and future direct and indirect material domestic subsidiaries of Allscripts other than the subsidiary that will be transferred to Allscripts as part of the Exchange. We refer to these entities as the Guarantors.

Security

The obligations of Allscripts and each Guarantor under the Facilities, and any swap agreements and, at Allscripts’ election, cash management arrangements provided by any Lender, will be secured, subject to permitted liens and other agreed upon exceptions, by a perfected first priority security interest in all of the tangible and intangible assets (including, without limitation, intellectual property, material owned real property and all of the capital stock of each Guarantor and, in the case of foreign subsidiaries, up to 65% of the capital stock of first tier material foreign subsidiaries) of Allscripts and the Guarantors.

Prepayments

Subject to certain exceptions, the credit documentation will require Allscripts to prepay the term loans:

(a)	with 100% of the net cash proceeds received from the incurrence of certain indebtedness for borrowed money;

(b)	with 100% of the net proceeds of the sale of any assets in excess of $5 million outside the ordinary course of business (including, without limitation, insurance and condemnation proceeds), subject to reinvestment rights; and

(c)	with 50% of Allscripts’ excess cash flow for each fiscal year, beginning in 2012.

No prepayments under clauses (b) or (c) above will be required to the extent that Allscripts’ total leverage ratio is less than 2.5 to 1.0.

The Borrowers may voluntarily repay outstanding loans under the Facilities, in whole or in part, at their option at any time upon prior notice.

Covenants and Events of Default

The Facilities will contain a number of covenants that, among other things, restrict, subject to certain exceptions, Allscripts’ ability to:

•	incur indebtedness (including guarantee obligations);

•	create liens on and sell assets;

•	engage in mergers or consolidations;

•	declare dividends and other payments in respect of Allscripts’ capital stock;

•	make investments, loans and advances;

•	engage in transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	change its lines of business.

In addition, the Facilities will include an initial maximum leverage ratio of 4.0 to 1.0, with step-downs to be agreed and a permanent step down to 3.0 to 1.0 upon the completion of the merger and an initial minimum interest coverage ratio of 3.5 to 1.0, with step-ups to be agreed and a permanent step up to 4.5 to 1.0 upon completion of the merger. The calculation of the maximum leverage ratio and minimum interest coverage ratio will be consistent with Allscripts’ existing Amended and Restated Credit Agreement, except as mutually agreed.

The Facilities will also contain certain customary events of default, including relating to non-payment, breach of covenants, cross-default, bankruptcy and change of control.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial statements of Allscripts and Eclipsys as adjusted for the Coniston Transactions, the Contingent Share Repurchase and the merger, which we refer to collectively as the Transactions. The merger of Allscripts and Eclipsys will be accounted for as a business combination under ASC 805, Business Combinations. For this purpose, Allscripts will be deemed the accounting acquirer, and Eclipsys will be deemed the accounting acquiree. The pre-acquisition combined financial statements of Allscripts will be treated as the historical financial statements of the combined company.

Allscripts has a fiscal year end as of May 31, and Eclipsys has a fiscal year end as of December 31. As permitted by SEC rules and regulations, Allscripts has combined the Allscripts consolidated statement of operations for the twelve-months ended May 31, 2009 and nine-months ended February 28, 2010 with Eclipsys’ combined statement of operations for the twelve-months ended June 30, 2009 and nine-months ended March 31, 2010, for purposes of the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations for the year ended May 31, 2009 and the nine-months ended February 28, 2010 give effect to the Transactions as if they had occurred on June 1, 2008. The unaudited pro forma condensed combined balance sheet assumes that the Transactions were completed on February 28, 2010 and combines Allscripts’ historical consolidated balance sheet as of February 28, 2010 with Eclipsys’ historical consolidated balance sheet as of March 31, 2010.

The unaudited pro forma condensed consolidated balance sheet and statement of operations of Allscripts as of and for the nine-months ended February 28, 2010 were derived from its unaudited consolidated financial statements as of February 28, 2010 (as filed on Form 10-Q with the SEC on April 8, 2010). The unaudited pro forma condensed combined consolidated statement of operations of Allscripts for the twelve-months ended May 31, 2009 was derived from the audited consolidated financial statements of Allscripts for the year ended May 31, 2009 (as filed on Form 10-K with the SEC on July 30, 2009).

The unaudited pro forma condensed consolidated balance sheet and statement of operations of Eclipsys as of and for the nine-months ended February 28, 2010 were derived from its audited consolidated financial statements as of and for the year ended December 31, 2009 (as filed on Form 10-K with the SEC on February 25, 2010), the unaudited consolidated financial statements for the three-months ended March 31, 2010 (as filed on Form 10-Q with the SEC on May 5, 2010) and the unaudited consolidated financial statements for the six-months ended June 30, 2009 (as filed on Form 10-Q with the SEC on August 6, 2009). The unaudited pro forma condensed consolidated statement of operations of Eclipsys for the twelve-months ended May 31, 2009 was derived from the unaudited consolidated financial statements of Eclipsys for the six-months ended June 30, 2009 (as filed on Form 10-Q with the SEC on August 6, 2009) and the audited consolidated financial statements of Eclipsys for the twelve-months ended December 31, 2008 (as filed on Form 10-K with the SEC on February 24, 2009).

The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that Allscripts believes are reasonable and are described in the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not take into account (i) any synergies or cost savings that may or are expected to occur as a result of the Transactions or (ii) any non-recurring cash or non-cash charges that Allscripts may incur in connection with the Transactions, the level and timing of which cannot yet be determined. The unaudited pro forma condensed combined financial statements have been prepared in accordance with SEC rules and regulations.

The unaudited pro forma condensed combined financial information assumes that the merger transaction would be accounted for using the acquisition method of accounting in accordance with ASC 805, and the resultant goodwill and other intangible assets will be accounted for under ASC 350, Intangibles, Goodwill and

Other. The total purchase price has been preliminarily allocated based on available information and preliminary estimates and assumptions that management believes are reasonable. However, the allocation of purchase price has not been finalized and the actual adjustments to Allscripts’ financial statements upon the closing of the merger transaction will depend on a number of factors, including additional information available and the net assets on the closing date of the Transaction. Additionally, the value of the identified intangibles is also preliminary and has not been valued at the reporting unit level and potentially, other intangible assets may exist, such as in-process research and development and unfavorable/favorable contracts. Accordingly, there can be no assurance that the final allocation of purchase price will not materially differ from the preliminary allocations reflected in the unaudited pro forma combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only, is subject to a number of uncertainties and assumptions and does not purport to represent what the combined company’s actual performance or financial position would have been if the Transactions had occurred on the dates indicated and does not purport to indicate financial position or results of operations as of any future date or for any future period.

Please refer to the following information in conjunction with this unaudited pro forma condensed combined financial information: the accompanying notes to these unaudited pro forma condensed combined financial statements, Allscripts’ and Eclipsys’ historical financial statements and the accompanying notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from Eclipsys’ Annual Report on Form 10-K for the years ended December 31, 2009 and December 31 2008, from Eclipsys’ Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2009 and June 30, 2008, from Eclipsys’ Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2010, from Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009 and from Allscripts’ Quarterly Report on Form 10-Q as of and for the nine-months ended February 28, 2010.

The Transactions

Pursuant to the Merger Agreement, Arsenal Merger Corp. will merge with and into Eclipsys, with Eclipsys surviving the merger and continuing as a wholly owned subsidiary of Allscripts. If the merger is completed, at the effective time of the merger each share of Eclipsys common stock will convert into the right to receive 1.2 shares of Allscripts common stock.

Pursuant to the Framework Agreement, Allscripts and Misys agreed, among other things and subject to certain conditions, to reduce Misys’ existing indirect ownership interest in Allscripts. As of June 8, 2010, Misys held indirectly 79,811,511 shares of Allscripts common stock, representing approximately 55% of the aggregate voting power of Allscripts’ capital stock. Upon completion of the Coniston Transactions described below and if Misys elects to exercise its right to require Allscripts to repurchase shares from Misys after the closing of the merger pursuant to the Contingent Share Repurchase described below, Misys’ equity stake in Allscripts following the merger is expected to be approximately 8%.

Subject to the terms and conditions of the Framework Agreement, Misys and Allscripts agreed that:

•

100% of the issued and outstanding shares of an indirect subsidiary of Misys, which we refer to as Newco, and which will hold 61,308,295 shares of Allscripts common stock, will be transferred to Allscripts in exchange for 61,308,295 newly issued shares of Allscripts common stock (which shares we refer to as the Exchange Shares, and which transaction we refer to as the Exchange);

•

Allscripts will repurchase from indirect subsidiaries of Misys 24,442,083 shares of Allscripts common stock at an aggregate purchase price of $577.4 million (which shares we refer to as the Repurchase Shares, and which transaction we refer to as the Share Repurchase), which includes a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest in Allscripts;

•

Misys, directly or through one or more of its subsidiaries, will sell at least 36 million shares of Allscripts common stock in an underwritten secondary public offering, as described below (which shares we refer to as the Secondary Offering Shares and which transaction we refer to as the Secondary Offering); and

•

if the merger is completed, Misys will have the right to request that Allscripts repurchase from Misys or from one or more of its indirect subsidiaries 5,313,807 additional shares of Allscripts common stock at an aggregate purchase price of $101.6 million, which includes a payment of a premium of $1.6 million (which shares we refer to as the Contingent Share Repurchase Shares, and which transaction we refer to as the Contingent Share Repurchase), which right may be exercised for up to 10 days after completion of the merger.

Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared based on the historical financial information of Allscripts and Eclipsys giving effect to the Transactions and related adjustments described in these notes. Certain note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted as permitted by SEC rules and regulations.

For purposes of determining the number of outstanding shares of Allscripts common stock, this joint proxy statement/prospectus/information statement assumes that Allscripts does not exercise its rights under certain circumstances to issue and sell new shares of Allscripts common stock to satisfy the over-allotment option in the Secondary Offering.

This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved if the Transactions had actually taken place at the dates indicated and does not purport to be indicative of future position or operating results.

Acquisition accounting

The merger of Allscripts and Eclipsys has been accounted for using the acquisition method of accounting in accordance with ASC 805. Further, under the acquisition method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

The cost of acquisition and related purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements is based on a preliminary evaluation of the fair value of the assets and liabilities assumed of Eclipsys and may change when the final valuation of certain intangible assets and acquired working capital is determined. Given a complete change in accounting basis of Eclipsys, the cost of acquisition represents the total fair value of Eclipsys at the date of acquisition. The total fair value of Eclipsys was calculated by the outstanding common shares of Eclipsys and the closing share price of Allscripts on June 8, 2010. The ultimate purchase price will change based on movements in Allscripts’ share price until the final closing date.

The following represents the preliminary allocation of the cost of acquisition (in millions):

Shares eligible for conversion (including stock equivalents)	59.790
Common stock exchange ratio per share	1.2

Equivalent new shares issued (par value $0.01)	71.748
Allscripts common stock price on June 8, 2010	$18.42

Total preliminary purchase price	$1,321.6

The purchase price will be computed using the value of Allscripts common stock on the closing date, therefore the actual purchase price will fluctuate with the market price of Allscripts common stock until the Transaction is closed. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements.

The following table provides sensitivities to changes in purchase price due to changes in the per share price of Allscripts common stock (in millions, except per share amounts):

	Price of Allscripts Common Stock	Exchange Ratio	Calculated per Share Value of Eclipsys Common Stock	Eclipsys Shares to be Acquired	Total Purchase Price
As of June 8, 2010	$18.42	1.2	$22.10	59.790	$1,321.6
Decrease of 10%	$16.58	1.2	$19.90	59.528	$1,184.6
Increase of 10%	$20.26	1.2	$24.31	60.104	$1,461.1

Allscripts cash balances are expected to decrease by approximately $55.5 million for deal related costs that will be paid subsequent to June 8, 2010 upon completion of the Transactions, which primarily consist of approximately $42.4 million in investment banker fees, $5.9 million in executive management bonuses, $3.3 million in legal costs, $2.1 million integration consulting costs and $1.8 million in professional fees and other integration related costs. Approximately $22.9 million of the total deal related costs represent debt issuance costs that will be capitalized on the balance sheet, $5.9 million of Eclipsys executive management bonuses which will be accounted for in acquisition accounting and the remaining $26.7 million in deal related costs will be expensed as incurred.

The following represents the allocation of the total purchase price based on management’s preliminary valuation (in millions):

Total preliminary purchase consideration	$1,321.6
Less historical Eclipsys’ net assets acquired:
Cash and marketable securities	200.1
Accounts receivable	113.1
Fixed assets	58.6
Goodwill, intangible assets and software development costs	189.9
Deferred tax assets	82.2
Other assets	42.5
Current deferred revenue	(138.8)
Other current liabilities	(63.5)
Long-term debt	(15.7)
Other liabilities	(19.7)

Total historical Eclipsys’ net assets acquired	448.7

Excess purchase price over adjusted historical net assets acquired	872.9
Deferred income taxes associated with pro forma adjustments	156.3
Reclassification of existing Eclipsys capitalized software development costs to acquired intangible assets	56.1
Liability related to Eclipsys executive management bonuses	5.9
Step-up of net intangible assets	(416.4)
Fair value adjustment to deferred revenues	(40.5)

Pro forma adjustment to goodwill	$634.4

Net tangible assets were valued at their respective carrying amounts as management believes that these amounts approximate their current fair values. Eclipsys’ net tangible assets were $258.8 million as of March 31, 2010, excluding goodwill and other intangible assets of $189.9 million. In addition, a liability of $5.9 million will be established in conjunction with the merger as a result of certain executive compensation arrangements. The following table represents the allocation of the purchase price to the condensed combined balance sheet (in millions):

Net tangible assets	$258.8
Goodwill	734.4
Identifiable intangible assets	450.2
Reduction in deferred revenue	40.4
Deferred taxes on acquired identifiable intangible assets	(156.3)
Liability related to executive compensation arrangements	(5.9)

Total preliminary purchase price	$1,321.6

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized; rather it is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. In the event that we determine that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which such determination is made.

Identifiable intangible assets acquired consist of acquired technology and customer relationships. The fair value of identifiable intangible assets is based on a preliminary estimate of fair value. Net tangible assets were valued at their respective carrying amounts, which we believe approximate fair market value, except for adjustments to deferred revenues.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of February 28, 2010

	Historical Allscripts	Historical Eclipsys*	Share Repurchase Pro Forma Adjs.		Eclipsys Merger Pro Forma Adjs.		Pro Forma Combined
	(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$115,757	$118,668	$(44,295)	A	$(48,306)	A, B	$141,824
Accounts receivable, net	179,169	113,141					292,310
Deferred income taxes	1,684	—					1,684
Inventories	3,606	—					3,606
Prepaid expenses and other current assets	47,602	30,379					77,981

Total current assets	347,818	262,188	(44,295)		(48,306)		517,405
Long-term marketable securities	1,876	81,395					83,271
Fixed assets, net	19,534	58,562					78,096
Software development costs, net	23,791	56,123			(56,123)	C	23,791
Deferred income taxes	—	82,200			(82,200)	F	—
Intangible assets, net	211,896	33,778			416,407	C	662,081
Goodwill	413,390	100,008			634,354	D	1,147,752
Other assets	11,511	12,105	22,294	A			45,910

Total assets	$1,029,816	$686,359	$(22,001)		$864,132		$2,558,306

Liabilities
Current liabilities:
Accounts payable	$22,367	$14,389					$36,756
Accrued expenses	49,397	—					49,397
Accrued compensation	14,904	24,568					39,472
Deferred revenue	103,719	138,790			(38,772)	E	203,737
Other current liabilities	1,028	24,615			15,121	F	40,764

Total current liabilities	191,415	202,362	—		(23,651)		370,126
Long-term debt	13,995	15,676	556,005	A	(15,676)	A	570,000
Deferred income taxes	33,447	—			58,989	F	92,436
Other liabilities	3,732	19,653			(1,740)	E	21,645

Total liabilities	242,589	237,691	556,005		17,922		1,054,207
Stockholders’ equity and net parent investment:
Preferred stock	—	—					—
Common stock	1,461	574			143	J	2,178
Treasury stock	—	—	(577,400)	A	—		(577,400)
Additional paid in capital	885,876	605,876			715,014	J	2,206,766
Accumulated deficit	(100,110)	(156,578)	(606)	A	129,848	J	(127,446)
Accumulated other comprehensive loss	—	(1,204)			1,204	J	—

Total stockholders’ equity and net parent investment	787,227	448,668	(578,006)		846,209		1,504,098

Total liabilities and stockholders’ equity and net parent investment	$1,029,816	$686,359	$(22,001)		$864,132		$2,558,306

*	As of March 31, 2010.

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve-Months Ended May 31, 2009

	Historical Allscripts	Historical Eclipsys*		Share Repurchase Pro Forma Adjs.		Eclipsys Merger Pro Forma Adjs.		Pro Forma Combined
	(In thousands, except per share data)
Revenue:
Software and related services (including maintenance)	$294,634	$399,481						$694,115
Professional services	51,827	119,773						171,600
Transaction processing	187,557	—						187,557

Total software and services revenue	534,018	519,254		—		—		1,053,272
Prepackaged medications	14,421	—						14,421

Total revenue	548,439	519,254		—		—		1,067,693
Cost of revenue:
Software and related services (including maintenance)	123,952	216,866				$7,854	C	348,671
Professional services	51,327	91,115						142,442
Transaction processing	69,479	—						69,479

Total software and services cost of revenue	244,758	307,981		—		7,854		560,592
Prepackaged medications	11,530	—						11,530

Total cost of revenue	256,288	307,981		—		7,854		572,122

Gross profit	292,151	211,273		—		(7,854)		495,571
Operating expenses:
Selling, general and administrative expenses	199,902	140,646						340,548
Research and development	39,431	60,882						100,313
Restructuring	—	5,434						5,434
Amortization of intangible assets	6,884	2,369				8,711	C	17,964

Income from operations	45,934	1,942		—		(16,565)		31,312

Interest expense	(2,162)	(3,502)		(30,469)	G	3,502	G	(32,631)
Interest income and other, net	626	5,951						6,577

Income before income taxes	44,398	4,391		(30,469)		(13,063)		5,258
Provision for income taxes	(18,376)	81,348	O	11,883	H	5,094	H	79,949

Net income	$26,022	$85,739		$(18,586)		$(7,968)		$85,207

Net income per share—basic	$0.21							$0.50

Net income per share—diluted	$0.21							$0.49

Weighted-average shares outstanding used in computing basic net income per share	122,591			(24,442)	I	71,749	I	169,897

Weighted-average shares outstanding used in computing diluted net income per share	127,012			(24,442)	I	71,749	I	174,318

*	For the twelve-months ended June 30, 2009.

See accompanying notes to the unaudited pro forma condensed combined financial information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine-Months Ended February 28, 2010

	Historical Allscripts	Historical Eclipsys*	Share Repurchase Pro Forma Adjs.		Eclipsys Merger Pro Forma Adjs.		Pro Forma Combined
	(In thousands, except per share data)
Revenue:
Software and related services (including maintenance)	$293,979	$315,333					$609,312
Professional services	51,691	72,197					123,888
Transaction processing	168,504	—					168,504

Total software and services revenue	514,174	387,530	—		—		901,704
Prepackaged medications	—	—					—

Total revenue	514,174	387,530	—		—		901,704

Cost of revenue:
Software and related services (including maintenance)	121,656	168,051			$5,338	C	295,045
Professional services	45,593	55,341					100,934
Transaction processing	60,637	—					60,637

Total software and services cost of revenue	227,886	223,392	—		5,338		456,617
Prepackaged medications	—	—					—

Total cost of revenue	227,886	223,392	—		5,338		456,617

Gross profit	286,288	164,138	—		(5,338)		445,088

Operating expenses:
Selling, general and administrative expenses	163,250	93,973					257,223
Research and development	35,347	45,567					80,914
Restructuring	—	—					—
Amortization of intangible assets	7,572	2,136			6,175	C	15,883

Income from operations	80,119	22,462	—		(11,514)		91,067

Interest expense	(1,699)	(1,607)	(22,636)	G	1,607	G	(24,335)
Interest income and other, net	303	1,373					1,676

Income before income taxes	78,723	22,228	(22,636)		(9,907)		68,408
Provision for income taxes	(31,542)	(9,127)	8,828	H	3,864	H	(27,977)

Net income	$47,181	$13,101	($13,808)		($6,043)		$40,431

Net income per share—basic	$0.32						$0.21

Net income per share—diluted	$0.31						$0.21

Weighted-average shares outstanding used in computing basic net income per share	144,782		(24,442)	I	71,749	I	192,089

Weighted-average shares outstanding used in computing diluted net income per share	147,158		(24,442)	I	71,749	I	194,464

*	For the nine-months ended March 31, 2010.

See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes To Unaudited Pro Forma Condensed Combined Financial Statements

(A)	Pursuant to the Framework Agreement, Allscripts will repurchase shares of its stock held by Misys in the amount of $577.4 million. The repurchase of shares will be financed through a $570 million senior secured term loan, which we refer to as the Term Loan, and existing cash on hand. Allscripts expects debt issuance costs incurred with respect to the Term Loan and a related $150 million revolving credit facility, which we refer to as the Revolving Credit Facility, to be approximately $22.9 million. These debt issuance costs are expected to be capitalized and amortized over the weighted average maturity date of the senior secured credit facilities and Allscripts expects to write off approximately $0.6 million of debt issuance costs associated with its existing senior credit facility. Allscripts’ existing credit facility will be terminated at the time of the share repurchase, therefore the $14.0 million of borrowings at February 28, 2010 are assumed to be paid off with existing cash on hand. In addition, pursuant to the Merger Agreement, the $15.7 million of borrowings under the Eclipsys credit facility will also be required to be repaid.

(B)	In connection with the acquisition of Eclipsys, Allscripts expects to incur approximately $32.6 million of cash expenses for deal related costs that will be paid subsequent to June 8, 2010 upon completion of the Transactions, which primarily consist of approximately $20.5 million in investment banker fees, $5.9 million in executive management bonuses, $2.3 million in legal costs, $2.1 million integration consulting costs and $1.8 million in professional fees and other integration related costs. These costs are exclusive of the approximately $22.9 million in debt issuance costs described in Footnote A.

(C)	Reflects the pro forma impact of the recognized intangible assets of Eclipsys. The preliminary estimate of the step up to fair value of intangible assets acquired of $360.3 million has been allocated to developed technology with useful lives of 7-12 years and customer relationships with useful lives of 15-20 years, net of the impact from reclassifying $56.1 million of software development costs to intangible assets. The preliminary intangible amortization related to the acquired intangible assets is as follows (in millions):

	Preliminary Allscripts intangible asset	Estimated intangible lives (straight-line amortization assumed)	Annual intangible amortization
Preliminary Eclipsys intangible asset valuation	$450.2	7-20 years	$43.8

Portion of amortization related to acquired technology (A)	$261.8	7-12 years	$32.8

Less: historical acquired intangible and capitalized software amortization			(24.9)

Amortization adjustment related to acquired technology—adjustment recorded in cost of revenue			7.9

Portion of amortization related to customer relationships and other intangibles (B)	$188.4	15-20 years	$11.1

Less: historical intangible amortization related to customer relationships and other intangibles			(2.4)

Amortization adjustment related to acquired customer relationships and other intangibles—adjustment recorded in operating expenses			8.7

Total amortization (A+B)			$16.6

For the nine months ended February 28, 2010, pro forma adjustments of approximately $5.3 million and $6.2 million were recorded in cost of revenue and operating expenses, respectively.

(D)	Reflects the pro forma impact of the recognized goodwill of Eclipsys. The preliminary adjustment to estimate the fair value of goodwill is $634.4 million.

(E)	Reflects the preliminary fair value adjustment to deferred revenues acquired of Eclipsys. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin to perform services based on deferred revenue balances of Eclipsys as of March 31, 2010. The following adjustments represent the February 28, 2010 balance sheet adjustment (in millions):

	Eclipsys deferred revenue balance at March 31, 2010	Deferred revenue adj. to reflect future service	Adjusted Eclipsys deferred revenue as of March 31, 2010
Short-term	$138.8	$(38.7)	$100.1
Long-term (included in other liabilities)	3.9	(1.7)	2.2

Total deferred revenue	$142.7	$(40.4)	$102.3

(F)	The pro forma adjustment to deferred taxes represents the estimated impact of the pro forma adjustments at a statutory tax rate of 39%. A deferred tax liability of $140.5 million has been recorded based on the preliminary step-up value of $360.3 million that has been allocated to acquired intangible assets as of February 28, 2010. A deferred tax liability of $15.8 million has been recorded based on the preliminary adjustments for deferred revenue of $40.4 million. Additionally, an $82.2 million deferred tax asset for Eclipsys has been reclassified as a deferred tax liability.

The deferred taxes adjustments are as follows (in millions):

Deferred tax liability for preliminary step-up value for acquired intangible assets	$140.5

Short-term deferred tax liability for deferred revenue adjustment	15.1
Long-term deferred tax liability for deferred revenue adjustment	0.7
Reclassification of long-term deferred tax asset	(82.2)

Pro forma adjustment to deferred taxes	$74.1

(G)	Allscripts has obtained commitments from a syndicate of banks to provide financing in the form of $720 million of senior secured credit facilities consisting of the $150 million Revolving Credit Facility and the $570 million senior secured Term Loan.

The Term Loan is expected to have a six year maturity and will be payable in 24 quarterly installments with the first 23 payments equal to 0.25% of the initial aggregate principal amount with the remaining principal balance due and payable on the sixth anniversary of the closing date of the merger.

The Term Loan will carry an initial interest rate equal to the Eurodollar Rate plus an applicable margin, which is based on the applicable corporate ratings of the borrower. For purposes of the pro forma financial statements, the resulting effective annual interest rate for the Term Loan is 4.75%. Interest expense associated with the Term Loan for the twelve-months ended May 31, 2009 and the nine-months ended February 28, 2010 is $27.0 million and $20.2 million, respectively.

The $150 million Revolving Credit Facility requires a commitment fee of 0.50% on the average daily unused portion. The pro forma financial statement assumes that there were no borrowings under the Revolving Credit Facility. The commitment fee associated with the Revolving Credit Facility for the twelve-months ended May 31, 2009 and the nine-months ended February 28, 2010 is $0.8 million and $0.6 million, respectively.

Amortization of debt issuance costs of $22.9 million is estimated to be $4.0 million and $3.0 million for the twelve-months ended May 31, 2009 and nine-months ended February 28, 2010, respectively.

The following table provides the impact of potential changes of the interest rate on the Term Loan in both dollars and percent change (in millions):

Change in Interest Rate	Pro Forma Interest Expense	% Change
100 basis point increase	$32.7	21.1%
50 basis point increase	29.8	10.5%
10 basis point increase	27.5	2.1%
10 basis point decrease	26.4	(2.1)%
50 basis point decrease	24.1	(10.5)%
100 basis point decrease	21.3	(21.1)%

Interest expense associated with Eclipsys’ borrowings under its existing credit facility in the amount of $3.5 million and $1.6 million for the twelve-months ended May 31, 2009 and nine-months ended February 28, 2010, respectively, has been eliminated as this debt is required to be repaid upon completion of the merger. In addition, interest expense associated with Allscripts’ borrowings under its existing credit facility in the amount of $1.3 million and $1.2 million for the twelve-months ended May 31, 2009 and nine-months ended February 28, 2010, respectively, has been eliminated.

(H)	The pro forma adjustment to income tax expense represents the estimated income tax impact of the pro forma adjustments at a statutory tax rate of 39%.

(I)	Pro forma earnings per share (EPS), basic and diluted, includes the addition of 71.7 million shares of common stock which will be issued in conjunction with the closing of the merger and a reduction of 24.4 million shares of common stock from the share repurchase from Misys. The following adjustments represent the changes to basic and diluted weighted average shares (in millions):

	Historical weighted average shares—basic	Share Issuance	Share Repurchase	Pro forma weighted average shares—basic
For the year ended May 31, 2009	122.6	71.7	(24.4)	169.9

	Historical weighted average shares—diluted	Share Issuance	Share Repurchase	Pro forma weighted average shares—diluted
For the year ended May 31, 2009	127.0	71.7	(24.4)	174.3

	Historical weighted average shares—basic	Share Issuance	Share Repurchase	Pro forma weighted average shares—basic
For the nine months ended February 28, 2010	144.8	71.7	(24.4)	192.1

	Historical weighted average shares—diluted	Share Issuance	Share Repurchase	Pro forma weighted average shares—diluted
For the nine months ended February 28, 2010	147.2	71.7	(24.4)	194.5

(J)	The following table details the pro forma adjustments to the combined stockholders’ equity (in millions):

	Purchase Price Allocation	Stock Issuance for Purchase	Acquisition Related Expenses	Total Pro Forma Adjustments
Common stock	$(0.6)	$0.7	—	$0.1
Additional paid in capital	(605.9)	1,320.9	—	715.0
Accumulated deficit	156.5	—	$(26.7)	129.8
Accumulated other comprehensive loss	1.2	—	—	1.2

(K)	Reclassification entries have been made to Eclipsys’ revenue and cost of revenue to realign them with Allscripts’ reported results. In addition, Allscripts’ software and related services and maintenance revenue and cost of revenue have been combined for presentation purposes.

(L)	Effective June 1, 2009, Allscripts adopted accounting guidance which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that would otherwise have been available to common stockholders. The provisions of this guidance are retrospective; therefore the twelve-months ended May 31, 2009 information has been restated to reflect this change. Restricted stock units awards granted by Allscripts to certain management-level employees participate in dividends on the same basis as common shares and are nonforfeitable by the holder. As a result, these restricted stock units awards meet the definition of a participating security.

The following items are not adjusted for, but are important information to consider when evaluating, the pro forma combined financial information.

(M)	As described in “Description of the Transactions and acquisition and basis of presentation—The Transactions,” Misys will receive a put option that will require, at Misys’ option, Allscripts to repurchase an additional $101.6 million of shares held by Misys subject to certain events. The pro forma combined results do not reflect the exercise of this put option since there can be no assurance that Misys will exercise its option. In the event that Misys chose to exercise the put option, the impact on the pro forma combined results would be to decrease cash and marketable securities by $101.6 million, increase Treasury stock by a similar amount and reduce the weighted average shares outstanding. Additionally, the Secondary Offering does not have an impact on the pro forma combined financial information.

(N)	Allscripts’ merger with Misys Healthcare Systems, LLC was accounted for as a reverse merger with the combined entity adopting a May 31 fiscal year end. As a result, historical Allscripts’ statement of operations for the year ended May 31, 2009 does not contain a full year of legacy Allscripts’ results. To restate for a full year, revenue would be increased by $120.8 million net of deferred revenue of $3.7 million and net income would be decreased by $4.3 million for the period representing the full year May 31, 2009. No adjustment would be required for the nine months ended February 28, 2010.

Additionally, on March 16, 2009, Allscripts completed the sale of its prepackaged medications business which would have reduced revenue and net income by $29.7 million and $1.5 million for the period representing full year May 31, 2009, respectively.

The following table reflects summary pro forma results after giving effect to the above items for the twelve-months ended May 31, 2009 (in millions):

	Pro Forma Combined	Adjustments	Adjusted Pro Forma Combined
Revenue	$1,067.7	$91.1	$1,158.8
Net income	85.2	(5.8)	79.4

(O)	Eclipsys concluded, effective September 30, 2008, that it was more likely than not that substantially all of its net U.S. deferred tax assets would be realized. As a result, substantially all of the valuation allowance applied to such net deferred tax assets has been reversed in the year ended May 31, 2009. Reversal of the valuation allowance resulted in a non-cash income tax benefit totaling $86.9 million. Eclipsys also had an $82.2 million deferred tax asset as of March 31, 2010. Allscripts has not provided any adjustment to this amount and based on its preliminary analysis it expects the combined company to realize this deferred tax asset after completion of the merger.

COMPARISON OF RIGHTS OF ALLSCRIPTS STOCKHOLDERS AND ECLIPSYS STOCKHOLDERS

The following is a description of the material differences between the rights of holders of Allscripts common stock and the rights of holders of Eclipsys common stock. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and by-laws of Allscripts and Eclipsys. You should carefully read this entire joint proxy statement/prospectus/information statement and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Allscripts and being a stockholder of Eclipsys. Allscripts has filed with the SEC its certificate of incorporation and by-laws and will send copies of these documents to you upon your request. See the section of this joint proxy statement/prospectus/information statement entitled “Additional Information—Where You Can Find More Information.”

Allscripts and Eclipsys are both Delaware corporations governed by the DGCL. Any differences, therefore, between the rights of the stockholders of Allscripts and Eclipsys arise primarily from differences in their respective certificates of incorporation and by-laws. Upon completion of the merger, the rights of former Eclipsys stockholders who receive Allscripts common stock in the merger will be determined by reference to the provisions of the By-laws Amendment and the Fourth Amended and Restated Certificate of Incorporation of Allscripts attached to this joint proxy statement/prospectus/information statement as Annex J, which we refer to as the Fourth Amended Charter.

Authorized Capital Stock

Allscripts: The authorized capital stock of Allscripts currently consists of (i) 199,000,000 shares of common stock, having a par value of $0.01 per share, and (ii) 1,000,000 shares of preferred stock, having a par value of $0.01 per share. The Fourth Amended Charter will provide that the authorized capital stock of Allscripts will consist of (i) 349,000,000 shares of common stock, having a par value of $0.01 per share, and (ii) 1,000,000 shares of preferred stock.

Eclipsys: The authorized capital stock of Eclipsys consists of (i) 200,000,000 shares of common stock, having a par value of $0.01 per share, (ii) 5,000,000 shares of non-voting common stock, having a par value of $0.01 per share, and (iii) 5,000,000 shares of preferred stock, having a par value of $0.01 per share.

Number and Classification of Directors

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or by-laws so provide. The certificate of incorporation and by-laws may also prescribe other qualifications for directors.

Allscripts: The Fourth Amended Charter will provide that the number of directors shall be fixed from time to time by the affirmative vote of a majority of the Allscripts board of directors, except that for a three-year period following the completion of the merger, the number of directors will be fixed by the affirmative vote of a two-thirds majority of the board of directors and will be fixed at nine if Misys is only able to nominate one or zero nominees, unless these restrictions are modified by a two-thirds vote of the board of directors. The By-laws Amendment will provide that the Allscripts board of directors is non-classified and that directors shall be elected at each annual meeting of stockholders for a term of one year.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that the board of directors shall consist of not fewer than three directors, the exact number of directors to be fixed by Eclipsys’ by-laws. There are currently eight positions authorized, and eight directors serving, on the Eclipsys board of directors. Eclipsys’ Third Amended and Restated Certificate of Incorporation also provides that the board of directors is to be divided into three classes of directors, with no one class having more than one director more than any other class. The directors of each class are entitled to serve for three-year terms.

Filling Vacancies on the Board of Directors

Under the DGCL, unless otherwise provided in the certificate of incorporation or the by-laws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors (elected by all of the stockholders having the right to vote as a single class) may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. However, in the case of a classified board of directors, as provided by the DGCL, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class or by the sole remaining director so elected. In addition, under the DGCL, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

Allscripts: The Fourth Amended Charter will provide that vacancies and newly created directorships are filled by the Nominating and Governance Committee, except that (i) so long as Misys has the right to nominate one or more directors, vacancies in the directorships held by Misys nominees will be filled by a committee consisting solely of Misys directors, which we refer to as the Misys Nomination Committee, (ii) until the 2011 annual stockholders meeting of Allscripts, vacancies in the directorships held by Eclipsys nominees will be filled by a committee consisting solely of Eclipsys directors, which we refer to as the Eclipsys Nominating Committee, and (iii) until the 2011 annual stockholders meeting of Allscripts, vacancies in directorships held by Allscripts nominees will be filled by a committee consisting solely of Allscripts directors, which we refer to as the Allscripts Nominating Committee.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that any vacancy, however occurring, shall be filled only by a vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Removal of Directors

The DGCL provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors, except that (i) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise and (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director, if then cumulatively voted, at an election of directors.

Allscripts: The Fourth Amended Charter will provide that a director may be removed with or without cause by the affirmative vote of holders of a majority of the voting power present at a meeting of the stockholders. The By-laws Amendment provides that Philip M. Pead may not be removed as Chairman of the Allscripts board of directors for three years after the closing of the merger without the affirmative vote of a two-thirds majority of the entire board of directors.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that a director may be removed only for cause by the affirmative vote of the holders of at least 75% of the shares then entitled to vote.

Stockholder Action by Written Consent

The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

Allscripts: The Fourth Amended Charter will not permit stockholder action by written consent.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation does not permit stockholder action by written consent.

Special Meetings of Stockholders

The DGCL provides that a special meeting of stockholders may be called only by the board of directors or by any persons authorized in the certificate of incorporation or by-laws of the corporation.

Allscripts: Allscripts’ by-laws provide that special meetings may be called only by the chairman of the board of directors or pursuant to a resolution adopted by a majority of the board of directors.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that a special meeting of stockholders may be called only by the chairman of the board of directors, the president of the corporation or the board of directors.

Amendments to Certificate of Incorporation

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that the board of directors adopt a resolution setting forth the proposed amendment and that the stockholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any).

Allscripts: The provisions of the DGCL, with respect to amendment to a corporation’s certificate of incorporation, as described above, apply to Allscripts, except that (i) certain provisions of the Fourth Amended Charter that address the Misys Nominating Committee may be amended only with the affirmative vote of a majority of the entire Allscripts board of directors and the unanimous vote of the directors nominated by Misys for so long as Misys retains the authority to nominate at least one director, (ii) certain provisions of the Fourth Amended Charter that address the Eclipsys Nominating Committee may be amended only with the affirmative vote of a majority of the entire Allscripts board of directors and the affirmative vote of a majority of the members of the Eclipsys Nominating Committee for so long as the Eclipsys Nominating Committee retains the authority to nominate or appoint replacements of directors, (iii) certain provisions of the Fourth Amended Charter that address the Allscripts Nominating Committee may be amended only with the affirmative vote of a majority of the entire Allscripts board of directors and the affirmative vote of a majority of the members of the Allscripts Nominating Committee for so long as the Allscripts Nominating Committee retains the authority to nominate or appoint replacements of directors, (iv) certain provisions regarding the size of the Allscripts board of directors may only be amended by a two-thirds majority of the entire board of directors for the three-year period commencing on the consummation of the merger, and (v) certain provisions regarding the ability to fill vacancies on the Allscripts board of directors may only be amended by a two-thirds majority of the entire board of directors until the date of the Allscripts 2011 annual meeting.

Eclipsys: The provisions of the DGCL, with respect to amendment to a corporation’s certificate of incorporation, as described above, apply to Eclipsys, except that those provisions of the certificate of incorporation which address the personal liability of directors, the ability of directors to seek indemnification from Eclipsys, the size, composition, election, removal and other aspects of Eclipsys’ board of directors, the ability of stockholders to take action by written consent, and the ability to call special meetings of stockholders may not be amended or repealed, and no provision may be adopted that is inconsistent with those provisions, without the affirmative vote of the holders of at least 75% of the shares of Eclipsys’ capital stock issued and outstanding and entitled to vote.

Amendments to By-laws

Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors.

Allscripts: The Fourth Amended Charter will provide that Allscripts’ board of directors is expressly authorized to adopt, amend or repeal Allscripts’ by-laws by the affirmative vote of a majority of the entire board of directors, except that certain provisions of the By-Law Amendment which address the number of directors, the chairman of the board, the chief executive officer may only be amended by a two-thirds majority of the entire board of directors until the three-year anniversary of the completion of the merger.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation and by-laws provides that the board of directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present, except that Eclipsys’ by-laws provide that the amendment provisions of the by-laws and those provisions of the by-laws which address the ability to call special meetings of stockholders, nominate candidates for election to Eclipsys’ board of directors, bring business before an annual meeting of stockholders, the authority of the chairman of the board of directors to preside at meetings of stockholders and the size, composition, election, removal and other aspects of Eclipsys’ board of directors may not be amended or repealed, and no provisions may be adopted that is inconsistent with those provisions, without the affirmative vote of the holders of at least 75% of the shares of Eclipsys’ capital stock issued and outstanding and entitled to vote.

Director Nominations and Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, a stockholder who satisfies the eligibility requirements of Rule 14a-8 may submit a proposal for inclusion in a company’s proxy statement for consideration at the next annual meeting of its stockholders by submitting the proposal in compliance with the procedural requirements and by the deadline prescribed by Rule 14a-8. A director nomination or a proposal for a new business matter that a stockholder wishes to present for consideration at the next annual meeting of stockholders but does not seek to include in the company’s proxy statement pursuant to Rule 14a-8, must be presented in compliance with Delaware law generally and any advance notice procedures that the company’s by-laws may require.

Allscripts: The By-laws Amendment will provide that no business may be transacted at any meeting of stockholders, other than business that is (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the meeting by any stockholder who is a stockholder of record on the notice date and the record date and who complies with the advance notice procedures set forth in the by-laws.

The advance notice procedures of the by-laws require that a stockholder intending to nominate a candidate for election to the board of directors or bring business before a meeting of stockholders give timely notice. For an annual meeting of stockholders, the notice must be given to Allscripts’ corporate secretary not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The notice must contain specific information concerning the person to be nominated or the matter to be brought before the meeting, and the stockholder making the nomination or submitting the proposal, all as set forth in the By-laws Amendment.

Eclipsys: Eclipsys’ by-laws provide that nominations of persons for election to the board of directors may be made at any annual meeting of stockholders or at a special meeting of stockholders by any stockholder who is entitled to vote and complies with the advance notice procedures set forth in the by-laws. Eclipsys’ by-laws also provide that only such business shall be conducted at an annual meeting of stockholders as shall have been (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise brought before the meeting by or at the direction of the board of directors or (iii) otherwise properly brought before an annual meeting by a stockholder.

The advance notice procedure of the by-laws require that a stockholder intending to nominate a candidate for election to the board of directors or bring business before a meeting of stockholders give timely notice. For an annual meeting of stockholders, the notice must be delivered to Eclipsys’ corporate secretary and received at Eclipsys’ principal executive offices not earlier than the close of business on the 90th day prior to and not later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting. However, if an annual meeting of stockholders is called for a date that is not within 30 days before or 70 days after the first anniversary of the preceding year’s annual meeting of stockholders, the stockholder’s notice must be received not earlier than the close of business on the 90th day prior to such annual meeting and not earlier than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement was made. The notice must contain specific information concerning the person to be nominated or the matter to be brought before the meeting, and the stockholder making the nomination or submitting the proposal.

Limitation of Personal Liability of Directors and Officers

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•	breach of the duty of loyalty,

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends, certain stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

Allscripts: The Fourth Amended Charter will provide that a director of Allscripts shall not be personally liable to Allscripts or its stockholders for monetary damages for breach of the director’s fiduciary duties, with specified exceptions consistent with the DGCL. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation on personal liability existing at the time of such repeal or modification.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that a director of Eclipsys shall not be personally liable to Eclipsys or its stockholders for monetary damages for breach of the director’s fiduciary duties. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation on personal liability existing at the time of such repeal or modification.

Indemnification of Directors and Officers

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding or by a committee of such directors designated by majority vote of such directors, even though less than a quorum, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

•	in a criminal proceeding, had reasonable cause to believe his or her conduct was lawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Allscripts: The Fourth Amended Charter will provides that Allscripts will indemnify its directors and officers to the fullest extent authorized by the DGCL, provided, however, that Allscripts will not be required to indemnify such persons in connection with an action, suit or proceeding initiated by such persons unless the initiation of such action, suit or proceeding was specifically authorized by the Allscripts board of directors. The Fourth Amended Charter will also require the advancement of expenses incurred in defending any action, suit or proceeding in advance of its final disposition so long as the director or officer delivers to Allscripts an undertaking to repay the advances if it is ultimately determined that the individual is not entitled to indemnification.

The Fourth Amended Charter will provide that Allscripts may indemnify its other employees and agents as set forth in the DGCL.

Eclipsys: Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that Eclipsys will indemnify its directors and officers to the fullest extent authorized by the DGCL if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided, however, that Eclipsys will not be required to indemnify such persons in connection with an action, suit or proceeding initiated by such persons unless the initiation of such action, suit or proceeding was specifically authorized by the Eclipsys board of directors. Eclipsys’ Third Amended and Restated Certificate of Incorporation also requires the advancement of expenses incurred in defending any suit, action proceeding or investigation in advance of its final disposition so long as the director or officer delivers to Allscripts an undertaking to repay the advances if it is ultimately determined that the individual is not entitled to indemnification.

Eclipsys’ Third Amended and Restated Certificate of Incorporation provides that Eclipsys may indemnify its other employees and agents as set forth in the DGCL.

Anti-Takeover Provisions

Section 203 of the DGCL generally prohibits certain “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

•

upon completion of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•

after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by these provisions of the DGCL (and such amendment is duly approved by the stockholders entitled to vote thereon).

Allscripts: The Fourth Amended Charter will include an election to be governed by Section 203 of the DGCL.

Eclipsys: Neither Eclipsys’ Third Amended and Restated Certificate of Incorporation nor Eclipsys’ by-laws contain the election not to be governed by Section 203 of the DGCL. However, Section 203 of the DGCL does not apply to Eclipsys in the merger.

DESCRIPTION OF ALLSCRIPTS’ CAPITAL STOCK

The following summary describes the terms of the capital stock of Allscripts and provisions of the Fourth Amended Charter as will be in effect upon completion of the merger. This description is only a summary and is not meant to be complete. You should also refer to the Fourth Amended Charter attached to this joint proxy statement/prospectus/information statement as Annex J.

Authorized Capital Stock

Under the Fourth Amended Charter, Allscripts’ capital stock will consist of 349,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the close of business on [—], 2010, there were [—] shares of Allscripts common stock issued and outstanding and no shares of Allscripts preferred stock issued and outstanding.

Allscripts Common Stock

Voting and Other Rights. Holders of Allscripts common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Generally, matters to be decided by the stockholders will be decided by the vote of holders of a majority of the shares of Allscripts common stock present in person or by proxy at a meeting at which a quorum is present except for certain extraordinary corporate actions that, under Delaware law, require a majority of the outstanding shares entitled to vote thereon, such as approval of certain mergers, asset sales and dissolutions. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Allscripts may designate and issue at any time in the future.

Dividend Rights; Rights Upon Liquidation. Holders of Allscripts common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds. Upon Allscripts’ liquidation, dissolution or winding-up, holders of Allscripts common stock are entitled to share ratably in all assets remaining after payment of Allscripts’ debts and other liabilities.

Pre-emptive Rights. Holders of Allscripts common stock will have no preemptive, subscription, redemption or conversion rights.

Allscripts Preferred Stock

The Allscripts board of directors is authorized, without further stockholder approval but subject to any limitations prescribed by law, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock in one or more series. Each class or series of Allscripts preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

The Allscripts board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or other rights of the holders of Allscripts common stock. The issuance of preferred stock could also delay, defer or prevent a change of control of Allscripts or otherwise negatively affect the market price of Allscripts common stock. Allscripts has no present plans to issue any shares of preferred stock.

ADDITIONAL INFORMATION

Legal Matters

The validity of Allscripts common stock offered by this joint proxy statement/prospectus/information statement is being passed upon for Allscripts by Sidley Austin LLP, Chicago, Illinois.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus/information statement by reference to the Allscripts-Misys Healthcare Solutions, Inc. Annual Report on Form 10-K for the year ended May 31, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of the internal control over financial reporting of the Misys Healthcare operations the registrant acquired during fiscal year 2009) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus/information statement by reference to the Eclipsys Corporation Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

Allscripts and Eclipsys file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Allscripts or Eclipsys at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Allscripts and Eclipsys are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Allscripts has filed a registration statement on Form S-4 to register with the SEC the Allscripts common stock to be issued to Eclipsys stockholders in the merger. This joint proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Allscripts, in addition to being a proxy statement of Allscripts and Eclipsys for their respective special meetings. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Allscripts, Allscripts common stock and Eclipsys. As allowed by SEC rules, this joint proxy statement/prospectus/information statement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Allscripts and Eclipsys to “incorporate by reference” information into this joint proxy statement/prospectus/information statement. This means that Allscripts and Eclipsys can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus/information statement, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus/information statement or incorporated by reference subsequent to the date of this joint proxy statement/prospectus/information statement. Neither Allscripts nor Eclipsys is incorporating the contents of the websites of the SEC, Allscripts, Eclipsys or any other entity into this joint proxy statement/prospectus/information statement. Allscripts and Eclipsys are providing information about how you can obtain documents that are incorporated by reference into this joint proxy statement/prospectus/information statement at these websites only for your convenience.

This joint proxy statement/prospectus/information statement incorporates by reference the documents listed below that Allscripts and Eclipsys have previously filed with the SEC. They contain important information about

Allscripts and Eclipsys and their financial conditions. The following documents, which were filed by Allscripts with the SEC, are incorporated by reference into this joint proxy statement/prospectus/information statement:

•

annual report of Allscripts on Form 10-K for the fiscal year ended May 31, 2009, filed with the SEC on July 30, 2009 (other than the “Selected Financial Data,” which has been superseded by the “Selected Financial Data” attached as Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on June 9, 2010);

•	“Selected Financial Data” attached as Exhibit 99.3 to the Current Report on Form 8-K filed with the SEC on June 9, 2010);

•

proxy statement of Allscripts on Schedule 14A, dated August 26, 2009, filed with the SEC on August 27, 2009, as supplemented by the definitive additional materials of Allscripts filed with the SEC on August 27, 2009;

•	quarterly reports of Allscripts on Form 10-Q for the fiscal quarters ended August 31, 2009, November 30, 2009 and February 28, 2010;

•

current reports of Allscripts on Form 8-K filed with the SEC on June 2, 2009, August 11, 2009, December 4, 2009, June 9, 2010 (regarding announcement of the Transactions), June 9, 2010 (regarding pro forma financial information) and June 14, 2010, and amendments to current reports of Allscripts on Form 8-K/A filed with the SEC on August 11, 2009 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01); and

•	registration statement of Allscripts on Form 8-A filed with the SEC on December 7, 2000.

The following documents, which were filed by Eclipsys with the SEC, are incorporated by reference into this joint proxy statement/prospectus/information statement:

•	annual report of Eclipsys on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 25, 2010;

•

proxy statement of Eclipsys on Schedule 14A, dated March 26, 2010, filed with the SEC on March 26, 2010, as supplemented by the definitive additional materials of Eclipsys filed with the SEC on March 26, 2010;

•	quarterly report of Eclipsys on Form 10-Q for the fiscal quarter ended March 31, 2010;

•	current reports of Eclipsys on Form 8-K filed with the SEC on March 19, 2010, May 11, 2010 and June 9, 2010; and

•

description of the Eclipsys common stock contained in its registration statement on Form S-1/A, filed with the SEC on June 29, 1998, including any amendments and reports for the purpose of updating such description.

In addition, Allscripts and Eclipsys incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus/information statement and the date of the Allscripts and Eclipsys special meetings, respectively. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Items 2.02 and 7.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD or Regulation G under the Exchange Act, as well as proxy statements.

Allscripts and Eclipsys also incorporate by reference the Merger Agreement attached to this joint proxy statement/prospectus/information statement as Annex A.

Allscripts has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus/information statement relating to Allscripts, and Eclipsys has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus/information statement relating to Eclipsys.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.,

ARSENAL MERGER CORP.

AND

ECLIPSYS CORPORATION

Dated as of June 9, 2010

AGREEMENT OF PLAN AND MERGER

A-i

A-ii

EXHIBITS AND SCHEDULES

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Parent Voting Undertaking
Exhibit C	Form of Company Voting Undertaking
Exhibit D	Form of Amended and Restated Certificate of Incorporation of Parent
Exhibit E	Form of Amended and Restated Bylaws of Parent
Exhibit F	Certain Corporate Governance and Other Matters
Exhibit G	Parent Tax Certificate
Exhibit H	Company Tax Certificate
Schedule A	List of Signatories to Parent Voting Undertakings
Schedule B	List of Signatories to Company Voting Undertakings

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2010 (this “Agreement”), among Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (“Parent”), Arsenal Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Eclipsys Corporation, a Delaware corporation (the “Company”) (Merger Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”). Certain capitalized terms are defined in Article IX and other capitalized terms used in this Agreement are defined in the Sections of this Agreement where such terms first appear.

WITNESSETH:

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.01 par value, of the Company (“Company Common Stock”), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive shares of common stock, $0.01 par value, of Parent (“Parent Common Stock”);

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the Merger are advisable and fair to, and in the best interest of, the Company and the Company’s stockholders, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) recommended that the Company’s stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent, based upon the recommendation of the Audit Committee of the Board of Directors of Parent, has (i) determined that this Agreement and the Merger are advisable and fair to, and in the best interest of, Parent and Parent’s stockholders, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) recommended that Parent’s stockholders approve the issuance of Parent Common Stock in the Merger;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as an inducement to the Company’s willingness to enter into this Agreement, Misys plc, a public limited company formed under the Laws of England and Wales (“Manchester”), is entering into a voting agreement with the Company, substantially in the form attached hereto as Exhibit A (the “Voting Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement and as an inducement to the Company’s willingness to enter into this Agreement, the directors of Parent set forth on Schedule A are entering into voting undertakings in substantially the form attached hereto as Exhibit B (the “Parent Voting Undertakings”);

WHEREAS, simultaneously with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, the directors of the Company set forth on Schedule B are entering into voting undertakings in substantially the form attached hereto as Exhibit C (the “Company Voting Undertakings”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent and Manchester are entering into a Framework Agreement (as it may be amended from time to time, the “Framework Agreement”) pursuant to which Manchester and Parent agreed, among other things and subject to certain conditions, to (i) a direct or indirect purchase by Parent of certain shares of Parent Common Stock held indirectly by Manchester through one or more of its subsidiaries and (ii) a secondary public offering by Manchester or one or more of its subsidiaries of certain additional shares of Parent Common Stock (the transactions described in clauses (i) and (ii), the “Coniston Transaction”); and

WHEREAS, this Agreement is intended to constitute a “plan of reorganization” with respect to the Merger for United States federal income tax purposes pursuant to which the Merger is to be treated as a “reorganization” under Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned Subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the election of Parent, which shall be made in writing and delivered to the Company no fewer than five (5) Business Days prior to the Closing Date, any direct wholly owned Subsidiary of Parent may be substituted for Merger Sub as a constituent corporation in the Merger; provided, that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement; and provided further that such alternative structure does not (a) impose any material delay on, or condition to, the consummation of the Merger, (b) cause any condition set forth in Article VI to become incapable of being satisfied (unless duly waived by the party entitled to the benefits thereof), or (c) adversely affect the Intended Tax Treatment, any of the parties hereto or any of the parties’ stockholders.

Section 1.2 Effective Time. The Merger shall become effective when a certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon the mutual written consent of the Company and Merger Sub, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date.

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

Section 1.4 Charter and Bylaws; Directors and Officers. (a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law; provided that (i) paragraph 1 of the certificate of incorporation of the Surviving Corporation shall read as follows: “The name of the corporation (which is hereinafter referred to as the “Corporation”) is Eclipsys Corporation.” and (ii) appropriate amendments shall be made, as necessary, to comply with the provisions of Section 5.10(a). At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation, subject to appropriate revisions thereto, as necessary, to comply with the provisions of Section 5.10(a), until thereafter changed or amended as provided therein or in the certificate of incorporation of the Surviving Corporation.

(b) The directors and officers of Merger Sub at the Effective Time shall become, at the Effective Time, the directors and officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of Merger Sub or the Company:

(a) Each issued and outstanding share of common stock, $0.01 par value, of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) All shares of Company Common Stock that are held in the treasury of the Company or by any wholly owned Subsidiary of the Company and any shares of Company Common Stock owned by Parent or any wholly owned Subsidiary of Parent shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Subject to the provisions of Sections 1.8 and 1.10 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.5(b)) shall be converted into the right to receive 1.2 (such number being the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Per Share Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Certificate or the delivery of an “agent’s message” (in the case of shares held in book-entry form) in accordance with Section 1.6, (i) any dividends and other distributions in accordance with Section 1.7, (ii) the Per Share Merger Consideration into which such shares of Company Common Stock are converted and (iii) any cash, without interest, in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor.

Section 1.6 Parent to Make Certificates Available. (a) Prior to the Effective Time, Parent shall appoint BNY Mellon (or such other commercial bank or trust company reasonably acceptable to the Company) to act as exchange agent for the payment of the Per Share Merger Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.6 through the Exchange Agent, certificates representing the shares of Parent Common Stock to be issued as the Per Share Merger Consideration pursuant to Section 1.5(c) and cash, as required, to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver out of the Exchange Fund (i) the Per Share Merger Consideration contemplated to be issued and paid pursuant to Section 1.5(c) and (ii) the cash, as required, to make payments in lieu of any fractional shares pursuant to Section 1.8.

(b) Parent shall instruct the Exchange Agent, as soon as reasonably practicable after the Effective Time, to mail to each record holder of a Certificate or Certificates a letter of transmittal (which shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, (ii) contain instructions for use in effecting the surrender of such Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares and (iii) be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval) (the “Transmittal Letter”)). Upon (x) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (y) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Transmittal Letter, duly executed in accordance with the instructions thereto, the holder of such shares shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of the Per Share Merger Consideration into which the shares have been converted at the Effective Time pursuant to Section 1.5(c), (ii) cash in lieu of any fractional share which the holder has a right to receive pursuant to Section 1.8 and (iii) certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled. If any portion of the Per Share Merger Consideration is to be paid or registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such payment or registration that the surrendered Certificate be in proper form for transfer and that the Person requesting such delivery of the Per Share Merger Consideration pay any transfer or other similar Taxes required as a result of such payment or registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 1.6(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration (and any amounts to be paid pursuant to Sections 1.7 and 1.8) upon such surrender.

Section 1.7 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any Person entitled by reason of the Merger to receive Parent Common Stock, until such Person surrenders the related Certificate or Certificates (or shares of Company Common Stock held in book-entry form), as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such Person pursuant to Section 1.8 until such Person shall so surrender the related Certificate or Certificates (or shares of Company Common Stock held in book-entry form). Subject to the effect of applicable Law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.8. In no event shall the Person entitled to receive such dividends or other distributions or cash in lieu of fractional shares be entitled to receive interest on such dividends or other distributions or cash in lieu of fractional shares. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of any such payment under the Code or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

Section 1.8 No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I; no Parent dividend or other distribution or stock split shall relate to any fractional share; and no fractional share shall entitle the owner thereof to vote or to any other rights of a securityholder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (i) the last reported sale price per share of Parent Common Stock on The Nasdaq Global Select Market (“Nasdaq”) on the last complete trading day prior to the date of the Effective Time (or, if the shares of Parent Common Stock do not trade on Nasdaq on such date, the first date of trading of shares of Parent Common Stock on Nasdaq after the Effective Time) by (ii) the fractional interest of a share of Parent Common Stock to which such holder would otherwise be entitled. The parties acknowledge that payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange

Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests, without interest, subject to and in accordance with the terms of Section 1.7 and this Section  1.8.

Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former holder of Company Common Stock who has not theretofore complied with this Article I shall thereafter look only to Parent for payment of its claim for Per Share Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holder is entitled pursuant to this Article I. If any Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any shares of Parent Common Stock or any dividends or other distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares of Parent Common Stock, dividends or other distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any shares of Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock or dividends and distributions which are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.10 Adjustment of Per Share Merger Consideration. In the event of any reclassification, recapitalization, combination, stock split, stock dividend or similar event with respect to Parent Common Stock or Company Common Stock or any change or conversion of Parent Common Stock or Company Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Per Share Merger Consideration and the Exchange Ratio to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event and all references to the Per Share Merger Consideration and the Exchange Ratio shall be deemed to be to the Per Share Merger Consideration and the Exchange Ratio as so adjusted. The parties understand and agree that the transactions contemplated by the Framework Agreement shall not require any adjustment of the Per Share Merger Consideration and the Exchange Ratio under this Section 1.10.

Section 1.11 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

Section 1.13 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent or Parent will issue and pay or cause to be issued and paid in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 1.5(c), any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 1.8, and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.7.

Section 1.14 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

Section 1.15 Closing; Closing Deliveries.

(a) The consummation of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, at 10:00 a.m., local time, no later than the second Business Day following the day on which the last of the conditions set forth in Article VI (other than conditions which by their nature are to be satisfied at the Closing but subject to the satisfaction of, or to the extent permitted by applicable Law, waiver of, those conditions) shall have been fulfilled or waived (if permissible) or at such other time and place as Parent and the Company shall agree (the “Closing Date”).

(b) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Parent shall deliver to the Company all of the following:

(i) a certificate of good standing of Parent issued by the Secretary of State of the State of Delaware and dated no more than 30 days prior to the Closing Date; and

(ii) a certificate of the Secretary or an Assistant Secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) the Certificate of Incorporation of Parent then in effect, (B) the bylaws of Parent then in effect, (C) the effectiveness of the resolutions of the Board of Directors of Parent authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the effectiveness of the resolutions of the stockholders of Parent authorizing the Share Issuance, and (E) the incumbency and signatures of the officers of Parent executing this Agreement and any other agreement or certificate executed by Parent in connection with the Closing.

(c) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Merger Sub shall deliver to the Company all of the following:

(i) a certificate of good standing of Merger Sub issued by the Secretary of State of the State of Delaware and dated no more than 30 days prior to the Closing Date; and

(ii) a certificate of the Secretary or an Assistant Secretary of Merger Sub, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Certificate of Incorporation of Merger Sub since a specified date, (B) the bylaws of Merger Sub, (C) the effectiveness of the resolutions of the Board of Directors of Merger Sub authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the effectiveness of the written consent of Parent in its capacity as sole stockholder of Merger Sub approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of Merger Sub executing this Agreement and any other agreement or certificate executed by Merger Sub in connection with the Closing.

(d) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing the Company shall deliver to Parent all of the following:

(i) a certificate of good standing of the Company issued by the Secretary of State of the State of Delaware and dated no more than 30 days prior to the Closing Date; and

(ii) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the Third Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) since the date of this Agreement, (B) the bylaws of the Company (the “Company Bylaws”), (C) the effectiveness of the resolutions of the Board of Directors of the Company authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the effectiveness of the resolutions of the stockholders of the Company approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of the Company executing this Agreement and any other agreement or certificate executed by the Company in connection with the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as disclosed in the Parent SEC Documents filed or furnished with the SEC since July 29, 2009 but prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature); provided, however, that any disclosures in such Parent SEC Documents that are the subject of this clause (i) shall be deemed to qualify a representation or warranty only if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 2.2(a) (this clause (i) being referred to herein as the “Parent SEC Disclosure”), or (ii) in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article II, and the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article II to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 2.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 2.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 199,000,000 shares of Parent Common Stock and 1,000,000 shares of Parent Preferred Stock. As of the close of business on June 7, 2010, (i) 146,517,252 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) no shares of Parent Common Stock were held in the treasury of Parent or by Subsidiaries of Parent; (iii) 3,114,419 shares of Parent Common Stock were reserved for issuance pursuant to outstanding Parent Stock Options; (iv) 3,576,341 shares of Parent Common Stock were reserved for issuance pursuant to outstanding Parent Stock Units; (v) no shares of Parent Preferred Stock were issued and outstanding; (vi) no shares of Parent Preferred Stock were reserved and available for issuance pursuant to any Parent Stock Plans; and (vii) a maximum of 194,655 shares of Parent Common Stock are reserved for issuance under the Parent Stock Purchase Plan. Between June 7, 2010 and the date of this Agreement, except as set forth above in this Section 2.2(a) and except for the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans and the Parent Stock Purchase Plan, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All of the shares of Parent Common Stock issuable upon conversion of Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for awards granted under the Parent Stock Plans and the Parent Stock Purchase Plan and for the Relationship Agreement, there are no outstanding options to purchase or rights to otherwise acquire shares of Parent Common Stock. Each share of Parent Common Stock which may be issued pursuant to the Parent Stock Plans and the Parent Stock Purchase Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for (x) this Agreement and the Relationship Agreement, (y) as contemplated by the Framework Agreement and (z) as set forth above in this Section 2.2(a), there are no outstanding options, warrants, subscriptions, calls, rights, puts, convertible securities or other similar Contracts to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to (A) issue, transfer, deliver, sell, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of Parent or any of its Subsidiaries, (B) grant, extend or enter into any such option, warrant, subscription, call, right, put, convertible security or other similar Contract or (C) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Except for the Relationship Agreement, the Voting Agreement, the Parent Voting Undertakings and as contemplated by the Framework Agreement, there are no Contracts to which Parent, its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of Parent or any of its Subsidiaries.

(b) Each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except for director or qualifying shares, each such share (or other voting security or equity equivalent, as the case may be) is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the year ended May 31, 2009, as filed with the Securities and Exchange Commission (the “SEC”), constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

(c) Section 2.2(c) of the Parent Disclosure Letter sets forth a list as of the date of this Agreement of all Subsidiaries and material Joint Ventures of Parent and the jurisdiction in which such Subsidiary or material Joint Venture is organized. Section 2.2(c) of the Parent Disclosure Letter also sets forth as of the date of this Agreement the nature and extent of the ownership and voting interests held by Parent in each such material Joint Venture. As of the date of this Agreement, Parent has no obligation to make any capital contributions, or otherwise provide assets or cash, to any material Joint Venture.

Section 2.3 Authority. On or prior to the date of this Agreement, (a) the Boards of Directors of each of Parent and Merger Sub have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interest of Parent and Merger Sub, respectively, and their respective stockholders, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, each in accordance with the DGCL; (b) Parent, as sole stockholder of Merger Sub, has approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, each in accordance with the DGCL; and (c) the Board of Directors of Parent has resolved to recommend the approval by Parent’s stockholders of the issuance by Parent of the Per Share Merger Consideration (the “Share Issuance”) in connection with the Merger (the “Parent Recommendation”). Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the approval by the stockholders of Parent of the Share Issuance and of the transactions contemplated by the Framework Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to (x) approval by the stockholders of Parent of the Share Issuance and of the transactions contemplated by the Framework Agreement and (y) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of this Agreement on the Company) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law), this Agreement constitutes the valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms. The filing of the Joint Proxy Statement with the SEC, the Share Issuance and the filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), for the purpose of registering the shares of Parent Common Stock to be issued as the Per Share Merger Consideration in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the “Registration Statement”) have been duly authorized by Parent’s Board of Directors. Parent has delivered or made available to the Company prior to the date of this Agreement true, complete and correct copies of the Second Amended and Restated Certificate of Incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”), the Amended and Restated Bylaws of Parent in effect as of the date of this Agreement (the “Parent Bylaws”), and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, including Merger Sub, each as in effect as of the date of this Agreement.

Section 2.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or the Parent Bylaws; (ii) the comparable charter or organizational documents of any of Parent’s Subsidiaries; (iii) any Parent Contract; or (iv) any Order or Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (iii) or (iv), any such violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Parent Material Adverse Effect or materially impair the ability of Parent or Merger Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent or Merger Sub. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or is necessary for the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976,

as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”), the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); (ii) the filing of the amendment and restatement of the Parent Charter as contemplated by the Framework Agreement with the Secretary of State of the State of Delaware and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required by applicable Takeover Laws (the “State Takeover Approvals”); (iv) applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”) and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Parent Material Adverse Effect or materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 2.5 SEC Documents and Other Reports; Internal Controls and Procedures.

(a) Parent has timely filed with the SEC all documents required to be filed by it since January 1, 2008 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date of this Agreement, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as required by GAAP, Parent has not, between May 31, 2009 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on May 31, 2009.

(b) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2008 through the date of this Agreement relating to the Parent SEC Documents and all written responses of Parent thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the Knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Parent.

(d) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the

Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of Parent, Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

Section 2.6 Registration Statement and Joint Proxy Statement. None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the proxy statement/prospectus included therein relating to the Stockholder Meetings (together with any amendments or supplements thereto, the “Joint Proxy Statement”) will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement and at the time of each of the Stockholder Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Joint Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act.

Section 2.7 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet of Parent dated February 28, 2010 included in the Form 10-Q filed by Parent with the SEC on April 8, 2010 (or described in the notes thereto), neither Parent nor any of its Subsidiaries has any Liabilities, except (a) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (b) Liabilities incurred in connection with this Agreement, the Framework Agreement or the transactions contemplated hereby or thereby, (c) Liabilities incurred in the ordinary course of business consistent with past practices since February 28, 2010, and (d) Liabilities that are specifically addressed by any other representation or warranty contained in this Article II.

Section 2.8 Absence of Certain Changes or Events.

(a) Since February 28, 2010 through the date of this Agreement, (i) Parent and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) or, entered into any Contract or transaction, in each case, that is not in the ordinary course of business or that would, individually or in the aggregate, have a Parent Material Adverse Effect; (ii) Parent and its Subsidiaries have not sustained any loss or interference with their respective businesses or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Parent Material Adverse Effect; (iii) there has not been any split, combination or reclassification of any of Parent’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by Parent on any class of its stock; (iv) neither Parent nor any of its Subsidiaries has (x) granted any increase in compensation to any employee of Parent or any of its Subsidiaries whose base salary prior to such increase exceeded $250,000, except for any such base salary increases made in the ordinary course of business consistent with prior practice or as was required under such employee’s Parent Employee Agreement in effect as of the date of such increase, (y) granted to any employee of Parent or any of its Subsidiaries whose base salary exceeds $250,000 as of the date hereof (1) any right of severance or change in control benefits or (2) any increase in such benefits to any employee who had a contractual right to such benefits as of the date of the most recent audited financial statements included in the Parent SEC Documents, or (z) entered into any Parent Employee Agreement with any individual whose annual compensation for 2010 is expected to exceed $250,000; and (v) there has been no Parent Material Adverse Effect.

(b) Section 2.8(b) of the Parent Disclosure Letter sets forth a list for the twelve months ended February 28, 2010 of the top twenty (20) revenue producing customers (as determined in accordance with GAAP) of Parent and its Subsidiaries (collectively, the “Key Parent Customers”). Since March 1, 2009 and through the date hereof, (i) no Key Parent Customer has terminated or cancelled its business relationship (in whole or in substantial part) with Parent or any of its Subsidiaries, and (ii) to the Knowledge of Parent, no Key Parent Customer has threatened in writing to terminate or cancel its business relationship (in whole or in substantial part) with Parent or any of its Subsidiaries, which threat to terminate or cancel has not been resolved as of or prior to the date of this Agreement.

Section 2.9 Permits and Compliance. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the “Parent Permits”), except where the failure to have any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the suspension or cancellation of any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is in violation of its charter, bylaws or other organizational documents. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is in material violation of any applicable Law (including Laws relating to HIPAA and other applicable federal and state privacy and data protection Laws) or any Order and no notice of any such violation or non-compliance has been received by Parent or any of its Subsidiaries.

Section 2.10 Tax Matters. (a) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Parent Material Adverse Effect; (b) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Parent Material Adverse Effect; (c) Parent and each of its Subsidiaries have complied with all rules and regulations relating to the withholding of Taxes except to the extent that any noncompliance with such rules or regulations would not, individually or in the aggregate, have a Parent Material Adverse Effect; (d) any Tax Returns referred to in clause (a) relating to federal income Taxes and material state, local, and foreign income Taxes have been examined by the Internal Revenue Service (the “IRS”) or other relevant authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (e) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (a) are currently pending; (f) no material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority are currently pending; (g) during the past three years, neither Parent nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (h) during the last five years, neither Parent nor any of its Subsidiaries has been a party to any so-called “listed transaction” (as defined in Treasury Regulations § 1.6011-4(b)(2)) which, as a result, Parent or any of its Subsidiaries was required to disclose to the IRS; (i) Parent has not waived in writing any statute of limitations in respect of any material Taxes; (j) there are no material liens for Taxes upon the assets of

Parent or any of its Subsidiaries, except liens relating to current Taxes not yet due; and (k) none of Parent or any of its Subsidiaries has been in the past ten (10) years a member of any group of corporations filing Tax Returns on a consolidated, unitary or similar basis other than each such group of which it is currently a member.

Section 2.11 Actions and Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) there is no investigation or review pending or, to the Knowledge of Parent, threatened, by any Governmental Entity with respect to Parent or any of its Subsidiaries; (b) there are no Actions pending or, to the Knowledge of Parent, threatened, against or affecting Parent or any of its Subsidiaries, or any of their respective properties at Law or in equity; and (c) there are no Orders with respect to Parent or any its Subsidiaries or any of their respective properties.

Section 2.12 Certain Agreements.

(a) Neither Parent nor any of its Subsidiaries is a party to or bound by (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act), excluding those compensatory plans described in Item 601(b)(10)(iii); (ii) any Contract (A) with any of the top one hundred (100) revenue producing customers of Parent and its Subsidiaries for the twelve (12) months ended February 28, 2010 (as determined in accordance with GAAP) (a “Parent Top 100 Customer”) which contains most favored nation pricing or provisions restricting the solicitation of the employees of such customer, or (B) which purports to materially limit or restrict the manner or localities in which Parent or any of its Affiliates (including the Company or any of its Subsidiaries following the Merger) may conduct business, including by virtue of exclusivity or non-solicitation provisions; (iii) any Contract which requires any payment by Parent or its Subsidiaries in excess of $2,000,000 in any year and which is not terminable within one year without penalty, or which requires any payment to Parent or its Subsidiaries (excluding Contracts with customers) in excess of $2,000,000 in any year and which is not terminable within one year without penalty; (iv) any Contract relating to or guarantying indebtedness for borrowed money to the extent the aggregate principal amount outstanding thereunder exceeds $5,000,000; (v) any Contract with a Key Parent Customer; (vi) any sales, distribution, agency, commission-based or other similar agreement with third parties (A) providing for the sale by Parent or any of its Subsidiaries of such Person’s products or services or (B) providing for the sale by Third Parties of products of Parent or its Subsidiaries, in each case involving annual payments in the 2009 fiscal year or reasonably expected during the 2010 fiscal year to or by Parent or any of its Subsidiaries in excess of $2,000,000 in the aggregate; (vii) since January 1, 2007, any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, indemnity insurance or otherwise) which involves an asset value in excess of $5,000,000 or a purchase price in excess of $5,000,000; (viii) any Contract of indemnification or any guaranty by Parent or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by Parent or any of its Subsidiaries of products or services in the ordinary course of business; (ix) any Contract to provide source code to any Third Party, other than source code escrow agreements entered into with customers in the ordinary course of the Company’s business, for any product or technology that is material to Parent and its Subsidiaries, taken as a whole; (x) any material Contract, other than standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, to license any Third Party to use, manufacture or reproduce any Parent product, service or Intellectual Property Right or any material Contract to sell, distribute or market any Parent product, service or Intellectual Property Right; (xi) any Contract with respect to the settlement of any Action, which adversely affects in any material respect the conduct of Parent’s or any of its Subsidiaries’ business; (xii) any Contract (other than any Contract with a customer of Parent or any of its Subsidiaries that is not a Parent Top 100 Customer) with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity and that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract; or (xiii) any other Contract that is material to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole. Parent has previously made available to the Company true, complete and correct copies of each Contract of the type described in this Section 2.12(a) that was entered into prior to the date hereof. All Contracts of the type described in this Section 2.12(a) and the first sentence of Section 2.16(f) shall be referred to as “Parent Contracts” regardless of whether they were entered into before or after the date hereof. All of the Parent Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Parent Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries is a party to any Contract or written or oral plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Framework Agreement (either alone or in connection with any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Framework Agreement.

Section 2.13 Employee Benefits.

(a) Each Parent Plan is listed in Section 2.13(a) of the Parent Disclosure Letter. With respect to each Parent Plan, Parent has delivered or made available to the Company a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS; (ii) each such Parent Plan that has been reduced to writing and all amendments thereto; (iii) each trust, insurance or administrative Contract relating to each such Parent Plan; (iv) the most recent summary plan description or, if no summary plan description exists, such other written explanation of each Parent Plan as provided to participants; (v) a written summary of each material unwritten Parent Plan; (vi) the most recent determination letter, if any, issued by the IRS with respect to any Parent Plan intended to be qualified under Section 401(a) of the Code; and (vii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding Parent Plan controversy or audit. Each Parent Plan complies in all material respects with its terms, the Employee Income Retirement Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Laws. None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any multiemployer plan (as defined in Section 4001(a)(3) of ERISA).

(b) With respect to the Parent Plans, no event or set of circumstances has occurred and there exists no condition or set of circumstances in connection with which Parent, any of its Subsidiaries or any of their respective ERISA Affiliates or any Parent Plan fiduciary could be subject to any liability under the terms of such Parent Plans, ERISA, the Code or any other applicable Law, which would, individually or in the aggregate, have a Parent Material Adverse Effect, other than liabilities for benefits payable in the normal course. There is no pending or, to the Knowledge of Parent, threatened Action relating to any Parent Plan (other than routine claims for benefits). All Parent Plans that are intended by their terms to be, or are otherwise treated by Parent as, qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending. Neither Parent nor any of its Subsidiaries has any liability or obligation under any plan or Contract to provide welfare benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or during any severance period. None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has any liability for a failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA which would, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) Section 2.13(c) of the Parent Disclosure Letter contains a complete and correct list, and Parent has heretofore provided or made available to the Company a complete and correct copy, of each Parent Employee Agreement.

(d) No individual is entitled to any payment or benefit that could result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code, (ii) any amount that would be nondeductible under Section 162(m) of the Code or (iii) any amount that would be subject to taxation under Section 409A(a)(1) of the Code. No individual is entitled to any additional payment from Parent or any of its Subsidiaries on account of any taxes incurred under Section 4999 or 409A of the Code.

(e) With respect to each Parent Plan not subject to United States law (a “Parent Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Parent Foreign Benefit Plan, the liability of each insurer for any Parent Foreign Benefit Plan funded through insurance, or the reserve shown on the consolidated financial statements of the Parent included in the Parent SEC Documents for any unfunded Parent Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country-specific actuarial assumptions and valuations, and no transaction contemplated by this Agreement or the Framework Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) if such Parent Foreign Benefit Plan is required to be registered, it has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(f) Parent, with respect to employees outside of the United States, (i) is not under any legal liability to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has not made ex-gratia or voluntary payments by way of superannuation allowance or pension; and/or (iii) does not maintain and has not contemplated any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

Section 2.14 Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign Laws relating to public and worker health and safety (collectively, “Worker Safety Laws”) and (c) the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”), except, in each case, for any violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 2.15 Labor Matters. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any collective bargaining Contract or any labor Contract. Neither Parent nor any of its Subsidiaries has engaged in any material unfair labor practice or material violation of state or local labor wage and hour or employment Laws with respect to any Persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the “Parent Business Personnel”), and there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Parent Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Parent Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries which may interfere with the respective business activities of Parent or any of its Subsidiaries, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 2.16 Intellectual Property.

(a) Parent and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”) as are necessary to conduct the business of Parent and its Subsidiaries as currently conducted or planned to be conducted by Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries infringes, misappropriates or violates in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to Parent or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Section 2.16(b) of the Parent Disclosure Letter contains a list as of the date hereof of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing; (ii) all United States and material foreign patents and patent applications; and (iii) all material registered United States and foreign copyrights and pending applications to register the same, in each case owned by Parent and its Subsidiaries.

(c) As of the date of this Agreement, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of Parent, threatened that challenge or question the validity, enforceability or ownership of the Intellectual Property Rights of Parent or any of its Subsidiaries.

(d) Parent and its Subsidiaries have taken reasonable steps to protect the confidentiality of confidential information that is owned, used or held by Parent and its Subsidiaries in the conduct of the business. To the Knowledge of Parent, confidential information owned by Parent or any of its Subsidiaries has not been used by or disclosed to any third party except pursuant to valid and appropriate non-disclosure or confidentiality agreements which have not been breached. Subject to Section 2.16(a) and the Parent Material Adverse Effect qualification contained therein, Parent and its Subsidiaries are free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Intellectual Property Rights owned by them (“Parent Owned Intellectual Property Rights”) on an exclusive basis except for nonexclusive: (i) use pursuant to end-user licenses granted to customers; (ii) distribution rights granted to resellers or distributors in the ordinary course of business; or (iii) nondisclosure or confidentiality agreements pursuant to which any Person has been granted access to Parent Owned Intellectual Property Rights without any right to exploit such Parent Owned Intellectual Property Rights, except where the failure to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit such Parent Owned Intellectual Property Rights would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Parent Owned Intellectual Property Rights (i) have been and are a party to “work-for-hire” arrangements with Parent or one of its Subsidiaries or (ii) have assigned to Parent or one of its Subsidiaries all ownership of all tangible and intangible property arising in connection with the conception or development of such Parent Owned Intellectual Property Rights.

(f) Section 2.16(f) of the Parent Disclosure Letter contains a list of (i) each item of Third Party computer software that is (A) licensed to and actively marketed by Parent or any of its Subsidiaries and (B) material to Parent and it Subsidiaries taken as a whole, and (ii) except as indicated in Section 2.16(f) of the Parent Disclosure Letter, the Contracts pursuant to which the foregoing Third Party computer software is licensed to Parent or any of its Subsidiaries. Parent or one of its Subsidiaries owns, as part of the Parent Owned Intellectual

Property Rights, or has acquired, pursuant to a valid license, rights to all Intellectual Property Rights incorporated into the products of Parent or any of its Subsidiaries or otherwise licensed or provided to such customers, in sufficient quantities and of sufficient scope to cover all of Parent’s and its Subsidiaries’ past and current use(s) of such Intellectual Property Rights and those reasonably anticipated to be needed in the businesses of Parent or any of its Subsidiaries, except where the failure to own such Intellectual Property Rights would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 2.17 Opinion of Financial Advisor. Parent has received the oral opinion of UBS Securities LLC to be confirmed in writing (with a copy provided solely for informational purposes to the Company promptly after Parent receives such written confirmation), to the effect that, subject to certain assumptions, limitations and qualifications, as of the date the Board of Directors of Parent approved this Agreement, the Exchange Ratio provided for in the Merger is fair to Parent from a financial point of view.

Section 2.18 State Takeover Statutes. To the Knowledge of Parent, no Takeover Laws are applicable to the Coniston Transaction, the Framework Agreement, the Merger, this Agreement, or any of the transactions contemplated hereby. As used in this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws or regulations.

Section 2.19 Required Vote of Parent Stockholders; Merger Sub Approval. The affirmative vote of the holders of a majority in voting power present in person or by proxy at the Parent Stockholder Meeting is the only vote of holders of securities of Parent which is required to approve the Share Issuance (the “Parent Stockholder Approval”) and, except as set forth in the Framework Agreement, no other vote of the holders of any class or series of Parent capital stock is necessary to approve the Share Issuance or to approve this Agreement, the Merger, or any of the transactions contemplated hereby. The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, (a) determined that this Agreement and the Merger are advisable, fair to and in the best interest of Merger Sub and its stockholder, (b) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified and (c) submitted this Agreement for adoption by Parent, as the sole stockholder of Merger Sub. Parent, as the sole stockholder of Merger Sub, has duly approved and adopted this Agreement and the Merger.

Section 2.20 Reorganization. Neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of Parent, jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. To the Knowledge of Parent, the representations and warranties set forth in the Parent Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger occurred on the date hereof.

Section 2.21 Brokers. No broker, investment banker or other Person, other than as set forth in Section 2.21 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with or upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 2.22 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 2.23 Coniston Transaction.

(a) Section 2.23(a) of the Parent Disclosure Letter sets forth a true, complete and correct copy of the Framework Agreement. As of the date of this Agreement, (i) the Framework Agreement has not been amended, supplemented or modified, in any respect and (ii) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law), the Framework Agreement is in full force and effect and is a valid and binding obligation of Parent and, to the Knowledge of Parent, Manchester and the other parties thereto. As of the date of this Agreement, the representations and warranties of Parent set forth in Section 5 of the Framework Agreement are true and correct in all material respects. There are no conditions precedent related to the Coniston Transaction, other than as set forth in the Framework Agreement. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or Merger Sub under any term or condition of the Framework Agreement.

(b) Section 2.23(b) of the Parent Disclosure Letter sets forth true, complete and correct copies of the executed commitment letter, related term sheet attached thereto, and the redacted fee letter (collectively, with the fully executed fee letter, the “Debt Financing Commitments”) from J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Barclays Bank PLC, UBS Securities LLC and UBS Loan Finance LLC (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent debt financing in the amounts set forth therein for purposes of financing the Coniston Transaction and related fees and expenses and the other purposes set forth therein (the “Debt Financing”).

(c) As of the date of this Agreement, except as set forth in the Debt Financing Commitments, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or that would permit the Lenders to cancel or reduce the total amount of the Debt Financing. As of the date of this Agreement, subject to the terms and conditions of the Debt Financing Commitments, the Debt Financing, if funded in accordance with the Debt Financing Commitments, together with available cash, would provide Parent with financing (i) on the Coniston Closing sufficient for Parent to complete the Coniston Transactions and to pay related fees and expenses incurred by Parent or for which Parent is responsible and (ii) on the closing of the Contingent Repurchase sufficient for Parent to complete the Contingent Repurchase and to pay related fees and expenses incurred by Parent or for which Parent is responsible, in each case on the terms and subject to the conditions contemplated hereby and thereby. As of the date of this Agreement, the Debt Financing Commitments, in the form so delivered, are legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the Lenders, and (assuming that the Debt Financing Commitments constitutes such obligation of the Lenders) is in full force and effect, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law).

(d) Immediately following the Coniston Closing, Parent will be Solvent. Immediately following the Closing and immediately following the Contingent Repurchase Closing (if Manchester requires Parent to effect the Contingent Repurchase in accordance with the Framework Agreement), the Combined Company will be Solvent. For purposes of this Agreement, “Solvent” when used with respect to Parent or the Combined Company, as applicable, means that, as of any date of determination: (i) the assets of Parent or the Combined Company, as the case may be, at a “fair valuation” will as of such date, exceed the amount of all of its “liabilities of Parent or the Combined Company, as the case may be, contingent or otherwise”, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (ii) the “present fair saleable value” of the assets of Parent or the Combined Company, as the case may be, will, as of such date, be greater than “the amount that will be required to pay the probable liability of Parent or the Combined Company, as the case may be, on its existing debts as such debts become absolute and matured”, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (iii) the remaining assets of Parent or the Combined Company, as the case may be, as of such date, will not be “unreasonably small” nor constitute an “unreasonably small capital” in relation to the business or transaction(s) in which it is engaged or is about to engage, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors;

and (iv) Parent or the Combined Company, as the case may be, will be able to pay its debts as they become due. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed or furnished with the SEC since February 24, 2010 but prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature); provided, however, that any disclosures in such Company SEC Documents that are the subject of this clause (i) shall be deemed to qualify a representation or warranty only if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.2(a) (this clause (i) being referred to herein as the “Company SEC Disclosure”), or (ii) in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock (ii) 5,000,000 shares of Company Non-Voting Common Stock and (iii) 5,000,000 shares of Company Preferred Stock. As of the close of business on June 4, 2010, (i) 57,582,589 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) no shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company; (iii) 5,000,739 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options; (iv) 683,847 shares of Company Common Stock were reserved for issuance pursuant to outstanding Stock Units; (v) a maximum of 13,657 shares of Company Common Stock are subject to outstanding rights to purchase shares of Company Common Stock under the Company Stock Purchase Plan based on participant contributions estimated through June 30, 2010 and the per share closing price of the Company Common Stock on Nasdaq on June 4, 2010; (vi) no shares of Company Non-Voting Common Stock or Company Preferred Stock were issued and outstanding; (vii) no shares of Company Non-Voting Common Stock or Company Preferred Stock were reserved and available for issuance pursuant to any Company Stock Plans or the Company Stock Purchase Plan; (viii) there are no outstanding warrants to purchase shares of Company Common Stock; and (ix) 424,426 Unvested Company Shares are issued and outstanding. Set forth in Section 3.2 of the Company Disclosure Letter is a schedule of all awards granted under the Company Stock Plans that are outstanding as of the date of this Agreement, including the type of award, the holder, the grant date, the number of shares of Company Common Stock subject to such award, the Company Stock Plan under which such award was granted and the applicable vesting conditions. Between June 4, 2010 and the date of this Agreement, except as set forth above in this Section 3.2(a) and except for the issuance of shares of Company Common Stock pursuant to the Company Stock Plans and the Company Stock Purchase Plan, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except for awards granted under the Company Stock Plans and the Company Stock Purchase Plan, there are no outstanding options to purchase or rights to otherwise acquire shares of Company Common Stock. Each share of Company Common Stock which may be issued pursuant to the Company Stock Plans and the Company Stock Purchase Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except for (x) this Agreement and (y) as set forth above in this Section 3.2(a), there are no outstanding options, warrants, subscriptions, calls, rights, puts, convertible securities or other similar Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (A) issue, transfer, deliver, sell, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries, (B) grant, extend or enter into any such option, warrant, subscription, call, right, put, convertible security or other similar Contract or (C) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except for the Company Voting Undertakings, there are no Contracts to which the Company, its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Subsidiaries.

(b) Each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and each such share (or other voting security or equity equivalent, as the case may be) is owned by the Company or another Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC, constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Subsidiaries and material Joint Ventures of the Company and the jurisdiction in which such Subsidiary or material Joint Venture is organized. Section 3.2(c) of the Company Disclosure Letter also sets forth as of the date of this Agreement the nature and extent of the ownership and voting interests held by the Company in each such material Joint Venture. As of the date of this Agreement, the Company has no obligation to make any capital contributions, or otherwise provide assets or cash, to any material Joint Venture.

Section 3.3 Authority. On or prior to the date of this Agreement, the Board of Directors of the Company has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interest of the Company and its stockholders, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, each in accordance with the DGCL, and (c) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company’s stockholders and directed that this Agreement be submitted to the Company’s stockholders for approval and adoption (the “Company Recommendation”). The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval and adoption of this Agreement by the stockholders of the Company and (y) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Merger Sub and the validity and binding effect of this Agreement on Parent and Merger Sub) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law), this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The filing of the Joint Proxy Statement with the SEC has been duly authorized by the Company’s Board of Directors. The Company has delivered or made available to Parent prior to the date of this Agreement true, complete and correct copies of the Company Charter and Company Bylaws and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, each as in effect as of the date of this Agreement.

Section 3.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws; (ii) the comparable charter or organizational documents of any of the Company’s Subsidiaries; (iii) any Company Contract; or (iv) any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (iii) or (iv), any such violations, defaults, rights or Encumbrances that would not, individually or in the aggregate, have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by the Company. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals; (iv) applicable requirements, if any, of Blue Sky Laws and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 3.5 SEC Documents and Other Reports; Internal Controls and Procedures.

(a) The Company has timely filed with the SEC all documents required to be filed by it since January 1, 2008 under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the date of this Agreement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as required by GAAP, the Company has not, between December 31, 2009 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on December 31, 2009.

(b) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2008 through the date of this Agreement relating to the Company SEC Documents and all written responses of the Company thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of the Company, the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 Registration Statement and Joint Proxy Statement. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will (a) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (b) in the case of the Joint Proxy Statement, at the time of the mailing of the Joint Proxy Statement and at the time of each of the Stockholder Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Joint Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act.

Section 3.7 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet of the Company dated March 31, 2010 included in the Form 10-Q filed by the Company with the SEC on May 5, 2010 (or described in the notes thereto), neither the Company nor any of its Subsidiaries has any Liabilities, except (a) Liabilities which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (b) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, (c) Liabilities incurred in the ordinary course of business consistent with past practices since March 31, 2010, and (d) Liabilities that are specifically addressed by any other representation or warranty contained in this Article III.

Section 3.8 Absence of Certain Changes or Events.

(a) Since March 31, 2010 through the date of this Agreement, (i) the Company and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) or entered into any Contract or transaction, in each case, that is not in the ordinary course of business or that would, individually or in the aggregate, have a Company Material Adverse Effect; (ii) the Company and its Subsidiaries have not sustained any loss or interference with their respective businesses or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Company Material Adverse Effect; (iii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by the Company on any class of its stock; (iv) neither the Company nor any of its Subsidiaries has (x) granted any increase in compensation to any employee of the Company or any of its Subsidiaries whose annual base salary prior to such increase exceeded $250,000, except for any such base salary increases made in the ordinary course of business consistent with prior practice or as was required under such employee’s Company Employee Agreement in effect as of the date of such increase, (y) granted to any employee of the Company or any of its Subsidiaries whose base salary exceeds $250,000 as of the date hereof (1) any right of severance or change in control benefits or (2) any increase in such benefits to any employee who had a contractual right to such benefits as of the date of the most recent audited financial statements included in the Company SEC Documents, or (z) entered into any Company Employee Agreement with any individual whose base salary for 2010 is expected to exceed $250,000; and (v) there has been no Company Material Adverse Effect.

(b) Section 3.8(b) of the Company Disclosure Letter sets forth a list for the twelve months ended December 31, 2009 of the top twenty (20) revenue producing customers (as determined in accordance with GAAP) of the Company and its Subsidiaries (collectively, the “Key Company Customers”). Since January 1, 2009 and through the date hereof, no Key Company Customer has terminated or cancelled its business relationship (in whole or in substantial part) with the Company or any of its Subsidiaries, and, to the Knowledge

of the Company, no Key Company Customer has threatened in writing to terminate or cancel its business relationship (in whole or in substantial part) with the Company or any of its Subsidiaries, which threat to terminate or cancel has not been resolved as of or prior to the date of this Agreement.

Section 3.9 Permits and Compliance. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the “Company Permits”), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of its charter, bylaws or other organizational documents. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is in material violation of any applicable Law (including Laws relating to HIPAA and other applicable federal and state privacy and data protection Laws) or any Order and no notice of any such violation or non-compliance has been received by the Company or any of its Subsidiaries.

Section 3.10 Tax Matters. (a) The Company and each of its Subsidiaries have filed all federal, and all material state, local and foreign Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Company Material Adverse Effect; (b) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Company Material Adverse Effect; (c) the Company and each of its Subsidiaries have complied with all rules and regulations relating to the withholding of Taxes, except to the extent that any noncompliance with such rules or regulations would not, individually or in the aggregate, have a Company Material Adverse Effect; (d) any Tax Returns referred to in clause (a) relating to federal income Taxes and material state, local, and foreign income Taxes have been examined by the IRS or other relevant authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (e) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (a) are currently pending; (f) no material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority are currently pending; (g) during the past three years, neither the Company nor any of its Subsidaiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (h) during the last five years, neither the Company nor any of its Subsidiaries has been a party to any so-called “listed transaction” (as defined in Treasury Regulations § 1.6011-4(b)(2)) which, as a result, the Company or any of its Subsidiaries was required to disclose to the IRS; (i) the Company has not waived in writing any statute of limitations in respect of any material Taxes; (j) there are no material liens for Taxes upon the assets of the Company or any of its Subsidiaries except liens relating to current Taxes not yet due; and (k) none of the Company or any of its Subsidiaries has been in the past ten (10) years a member of any group of corporations filing Tax Returns on a consolidated, unitary or similar basis other than each such group of which it is currently a member.

Section 3.11 Actions and Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) there is no investigation or review pending or, to the Knowledge of the Company, threatened, by any Governmental Entity with respect to the Company or any of its Subsidiaries; (b) there are no Actions pending or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries, or any of their respective properties at Law or in equity; and (c) there are no Orders with respect to the Company or any its Subsidiaries or any of their respective properties.

Section 3.12 Certain Agreements.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act), excluding those compensatory plans described in Item 601(b)(10)(iii); (ii) any Contract (A) with any of the top one hundred (100) revenue producing customers of the Company and its Subsidiaries for the twelve (12) months ended March 31, 2010 (as determined in accordance with GAAP) (a “Company Top 100 Customer”) which contains most favored nation pricing or provisions restricting the solicitation of the employees of such customer, or (B) which purports to materially limit or restrict the manner or localities in which the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) may conduct business, including by virtue of exclusivity or non-solicitation provisions; (iii) any Contract which requires any payment by the Company or its Subsidiaries in excess of $2,000,000 in any year and which is not terminable within one year without penalty, or which requires any payment to the Company or its Subsidiaries (excluding Contracts with customers) in excess of $2,000,000 in any year and which is not terminable within one year without penalty; (iv) any Contract with a Key Company Customer; (v) any Contract relating to or guarantying indebtedness for borrowed money to the extent the aggregate principal amount outstanding thereunder exceeds $5,000,000; (vi) any sales, distribution, agency, commission-based or other similar agreement with third parties (A) providing for the sale by the Company or any of its Subsidiaries of such Person’s products or services or (B) providing for the sale by Third Parties of products of the Company or its Subsidiaries, in each case involving annual payments in the 2009 fiscal year or reasonably expected during the 2010 fiscal year to or by the Company or any of its Subsidiaries in excess of $2,000,000 in the aggregate; (vii) since January 1, 2007, any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, indemnity insurance or otherwise) which involves an asset value in excess of $5,000,000 or a purchase price in excess of $5,000,000; (viii) any Contract of indemnification or any guaranty by the Company or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by the Company or any of its Subsidiaries of products or services in the ordinary course of business, (ix) any Contract to provide source code to any Third Party, other than source code escrow agreements entered into with customers in the ordinary course of the Company’s business, for any product or technology that is material to the Company and its Subsidiaries, taken as a whole; (x) any material Contract, other than standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, to license any Third Party to use, manufacture or reproduce any Company product, service or Intellectual Property Right or any material Contract to sell, distribute or market any Company product, service or Intellectual Property Right; (xi) any Contract with respect to the settlement of any Action, which adversely affects in any material respect the conduct of the Company’s or any of its Subsidiaries’ business; (xii) any Contract (other than any Contract with a customer of the Company or any of its Subsidiaries that is not a Company Top 100 Customer) with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity and that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract; or (xiii) any other Contract that is material to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole. The Company has previously made available to Parent true, complete and correct copies of each Contract of the type described in this Section 3.12(a) that was entered into prior to the date hereof. All Contracts of the type described in this Section 3.12(a) and the first sentence of Section 3.16(f) shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the date hereof. All of the Company Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Contract, except such challenges which would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to any Contract or written or oral plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in connection with any other event) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any (i) Company Stock Option, (ii) Unvested Company Shares or (iii) shares of Company Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such options, rights or shares under this Agreement.

Section 3.13 Employee Benefits.

(a) Each Company Plan is listed in Section 3.13(a) of the Company Disclosure Letter. With respect to each Company Plan, the Company has delivered or made available to Parent a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS; (ii) each such Company Plan that has been reduced to writing and all amendments thereto; (iii) each trust, insurance or administrative Contract relating to each such Company Plan; (iv) the most recent summary plan description or, if no summary plan description exists, such other written explanation of each Company Plan as provided to participants; (v) a written summary of each material unwritten Company Plan; (vi) the most recent determination letter, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code; and (vii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding Company Plan controversy or audit. Each Company Plan complies in all material respects with its terms, ERISA, the Code and all other applicable Laws. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any multiemployer plan (as defined in Section 4001(a)(3) of ERISA).

(b) With respect to the Company Plans, no event or set of circumstances has occurred and there exists no condition or set of circumstances in connection with which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Plan fiduciary could be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable Law, which would, individually or in the aggregate, have a Company Material Adverse Effect, other than liabilities for benefits payable in the normal course. There is no pending or, to the Knowledge of the Company, threatened Action relating to any Company Plan (other than routine claims for benefits). All Company Plans that are intended by their terms to be, or are otherwise treated by the Company as, qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending. Neither the Company nor any of its Subsidiaries has any liability or obligation under any plan or Contract to provide welfare benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code or during any severance period. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has any liability for a failure to comply with Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA which would, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Section 3.13(c) of the Company Disclosure Letter contains a complete and correct list, and the Company has heretofore provided or made available to Parent a complete and correct copy, of each Company Employee Agreement.

(d) No individual is entitled to any payment or benefit that could result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code, (ii) any amount that would be nondeductible under Section 162(m) of the Code or (iii) any amount that would be subject to taxation under Section 409A(a)(1) of the Code. No individual is entitled to any additional payment from the Company or any of its Subsidiaries on account of any taxes incurred under Section 4999 or 409A of the Code.

(e) With respect to each Company Plan not subject to United States law (a “Company Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance, or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country-specific actuarial assumptions and valuations, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) if such Company Foreign Benefit Plan is required to be registered, it has been registered and has been maintained in good standing with the applicable regulatory authorities.

(f) The Company, with respect to employees outside of the United States, (i) is not under any legal liability to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has not made ex-gratia or voluntary payments by way of superannuation allowance or pension; and/or (iii) does not maintain and has not contemplated any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

Section 3.14 Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance with all applicable Worker Safety Laws and Environmental Laws, except, in each case, for any violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.15 Labor Matters. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract or any labor Contract. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practice or material violation of state or local labor wage and hour or employment Laws with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.16 Intellectual Property.

(a) The Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted or planned to be conducted by the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries infringes, misappropriates or violates in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Letter contains a list as of the date hereof of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing; (ii) all United States and material foreign patents and patent applications; and (iii) all material registered United States and foreign copyrights and pending applications to register the same, in each case owned by the Company and its Subsidiaries.

(c) (i) As of the date of this Agreement, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of the Company, threatened that challenge or question the validity, enforceability or ownership of Intellectual Property Rights of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of confidential information that is owned, used or held by the Company and its Subsidiaries in the conduct of the business. To the Knowledge of the Company, confidential information owned by Company or any of its Subsidiaries has not been used by or disclosed to any third party except pursuant to valid and appropriate non-disclosure or confidentiality agreements which have not been breached. Subject to Section 3.16(a) and the Company Material Adverse Effect qualification contained therein, the Company and its Subsidiaries are free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Intellectual Property Rights owned by them (“Company Owned Intellectual Property Rights”) on an exclusive basis except for nonexclusive: (i) use pursuant to end-user licenses granted to customers; (ii) distribution rights granted to resellers or distributors in the ordinary course of business; or (iii) nondisclosure or confidentiality agreements pursuant to which any Person has been granted access to Company Owned Intellectual Property Rights without any right to exploit such Company Owned Intellectual Property Rights, except where the failure to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit such Company Owned Intellectual Property Rights would not, individually or in the aggregate, have a Company Material Adverse Effect.

(e) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Company Owned Intellectual Property Rights (i) have been and are a party to “work-for-hire” arrangements with Company or one of its Subsidiaries or (ii) have assigned to Company or one of its Subsidiaries all ownership of all tangible and intangible property arising in connection with the conception or development of such Company Owned Intellectual Property Rights.

(f) Section 3.16(f) of the Company Disclosure Letter contains a list of (i) each item of Third Party computer software that is (A) licensed to and actively marketed by the Company or any of its Subsidiaries and (B) material to the Company and it Subsidiaries taken as a whole, and (ii) except as indicated in Section 3.16(f) of the Company Disclosure Letter, the Contracts pursuant to which the foregoing Third Party computer software is licensed to the Company or any of its Subsidiaries. The Company or one of its Subsidiaries owns, as part of the Company Owned Intellectual Property Rights, or has acquired, pursuant to a valid license, rights to all Intellectual Property Rights incorporated into the products of the Company or any of its Subsidiaries or otherwise licensed or provided to such customers, in sufficient quantities and of sufficient scope to cover all of the Company’s and its Subsidiaries’ past and current use(s) of such Intellectual Property Rights and those reasonably anticipated to be needed in the businesses of the Company or any of its Subsidiaries, except where the failure to own such Intellectual Property Rights would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17 Opinion of Financial Advisor. The Company has received the oral opinion of Perella Weinberg Partners LP, to be confirmed in writing (with a copy provided solely for informational purposes to Parent promptly after the Company receives such written confirmation), to the effect that, subject to certain assumptions, limitations and qualifications, as of the date the Board of Directors of the Company approved this

Agreement, the Exchange Ratio provided in this Agreement is fair, from a financial point of view, to the holders of the Company Common Stock (other than Parent of any Affiliate of Parent).

Section 3.18 State Takeover Statutes. The Board of Directors of the Company has, to the extent such statutes are applicable, taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL. To the Knowledge of the Company, no other Takeover Laws are applicable to the Merger, this Agreement, or any of the transactions contemplated hereby.

Section 3.19 Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement and the Merger is the only vote of holders of securities of the Company which is required to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”). No other vote of the securityholders of the Company is required by Law, the Company Charter, the Company Bylaws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

Section 3.20 Reorganization. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would, to the Knowledge of the Company, jeopardize the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. To the Knowledge of the Company, the representations and warranties set forth in the Company Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger occurred on the date hereof.

Section 3.21 Brokers. No broker, investment banker or other Person, other than Perella Weinberg Partners LP, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or other similar fee or commission in connection with or upon the consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business Pending the Merger. (a) Conduct of Business by the Company. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated in accordance with Section 7.1 (the “Termination Date”), except (w) as may be required by applicable Law, (x) as may be contemplated, permitted or required by this Agreement, (y) as may be consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 4.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having dealings with it, in each case in all material respects, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time; provided, however, that no action by the Company or any of its Subsidiaries with respect to actions taken in accordance with clauses (i) through (xvi) of this Section 4.1(a) shall be deemed to be a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, and except (x) as may be contemplated, permitted or required by this Agreement, (y) as may be consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 4.1 of the Company Disclosure Letter (with specific reference to the applicable subsection below), from and after the date hereof and prior to the Effective Time or the Termination Date, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends or distributions from wholly owned Subsidiaries of the Company to the Company or other wholly owned Subsidiary of the Company, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire, or modify or amend any shares of capital stock of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(ii) (A) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than (1) the grant of Company Stock Options or Unvested Company Shares to employees who are not executive officers or the grant of Stock Units to directors of the Company, in each case in accordance with Section 4.1(a)(ii) of the Company Disclosure Letter and in the ordinary course of business consistent with past practice, or (2) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, upon the settlement of any Stock Units and upon the vesting of any Unvested Company Shares or other awards under the Company Stock Plans, and pursuant to the Company Stock Purchase Plan, in each case, in accordance with their terms, (B) enter into any amendment of any term of any of its outstanding securities or (C) accelerate the vesting of any options, restricted stock, warrants or other shares of capital stock or rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests, plans or agreements governing such interests, as in effect prior to the date of this Agreement;

(iii) (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter, bylaws or other comparable organizational documents of any Subsidiary of the Company, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or Nasdaq;

(iv) (A) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, Joint Venture, association or other business organization or division thereof, in each case for consideration in excess of $2,000,000 individually or $5,000,000 in the aggregate, or (B) otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(v) sell, transfer, lease, license (as licensor of Intellectual Property Rights of the Company), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases or licenses of products or services in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(vi) (A) incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise), any such indebtedness or other obligations of another Person, except for (1) such indebtedness or other obligations incurred pursuant to the Company’s existing revolving credit facility and prepayable at any time without premium or penalty, in each case in the ordinary course of business consistent with past practice, which at any time shall not exceed $15,000,000, or (2) indebtedness in replacement of (and of the same principal amount as) the Company’s existing indebtedness, which matures by its terms prior to the Closing Date;

(vii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, other than the Merger;

(viii) enter into, adopt or amend any severance plan, retention or change of control plan, program, policy or Contract; Company Plan; Company Employee Agreement; consulting Contract; or Company

Stock Plan, except (A) as required by applicable Law, (B) for entry into any severance Contract with (x) any newly-hired employee in connection with the hiring of such employee or (y) any current employee who is not an executive officer as of the date hereof in connection with the termination of employment of such employee, in each case, in the ordinary course of business consistent with past practices, or (C) in the case of any consulting Contract or temporary employee arrangement, as would not result in a material cost to the Company or any of its Subsidiaries;

(ix) (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees, except for increases in accordance with the Company’s fiscal 2010 budget and capital expenditure plan made available to Parent prior to the date of this Agreement (the “Company 2010 Plan”) in the ordinary course of business consistent with past practice in cash compensation of employees of the Company or any of its Subsidiaries who are not executive officers of the Company, or (B) establish, adopt, enter into or, except as may be required to comply with applicable Law, amend or otherwise take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other compensation or benefit plan, Contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, except in the ordinary course of business consistent with past practice, as may be required to comply with applicable Law or as required under such plan, Contract, trust, fund, policy or arrangement;

(x) make or adopt any material change to its accounting methods, practices or policies (other than actions required to be taken by GAAP or the SEC);

(xi) (A) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make or change any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods or (B) settle or compromise any material Action or audit related to Taxes;

(xii) (A) modify, amend, cancel, terminate, extend or request any material change in, or agree to any material change in, any Company Contract (other than ordinary course credits or discounts given to customers which are not material to the Company and its Subsidiaries taken as a whole), in each case, which is materially adverse to the Company and its Subsidiaries taken as a whole, or (B) waive, release or assign, in any respect, any rights under any Company Contract, which waiver, release or assignment would be materially adverse to the Company and its Subsidiaries taken as a whole;

(xiii) enter into any Contract that is material to the Company and its Subsidiaries taken as a whole with any Third Party (A) that would, after the Effective Time, materially limit or restrict the manner or localities in which Parent and its Subsidiaries may conduct business; or (B) that contains most favored nation pricing or exclusivity provisions or non-solicitation provisions with respect to the employees of such Third Party;

(xiv) make or agree to make any loans, advances or capital contributions to, or other investments in, any other Person or capital expenditures, with a value in excess of $7,500,000 in the aggregate, except (A) as contemplated by the Company 2010 Plan, (B) as made in connection with any transaction solely between the Company and any of its Subsidiaries or between Subsidiaries of the Company, (C) for commitments made to customers or clients of the Company in the ordinary course of business consistent with past practice, or (D) letters of credit, bonds or similar instruments provided to landlords, customers or other persons in the ordinary course of business consistent with past practice;

(xv) waive, release, assign, settle or compromise any Action against the Company or any of its Subsidiaries, other than (A) waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages by the Company or any of its Subsidiaries (x) equal to or lesser than the amounts reserved with respect to such specific matter in the Company SEC Documents filed prior to the date of this Agreement or (y) that do not exceed $5,000,000 in the aggregate, (B) in accordance with Section 5.17 or (C) as permitted under clause (A) of Section 4.1(a)(xii); or

(xvi) authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

(b) Conduct of Business by Parent. From and after the date hereof and prior to the Effective Time or the Termination Date, except (w) as may be required by applicable Law, (x) as may be contemplated, permitted or required by this Agreement or the Framework Agreement, (y) as may be consented to in writing in advance by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 4.1 of the Parent Disclosure Letter, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, and preserve its relationships with customers, suppliers and others having dealings with it, in each case in all material respects, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time; provided, however, that no action by Parent or any of its Subsidiaries with respect to actions taken in accordance with clauses (i) through (xv) of this Section 4.1(b) shall be deemed to be a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, and except (w) as may be required by applicable Law, (x) as may be contemplated, permitted or required by this Agreement or the Framework Agreement, (y) as may be consented to in writing in advance by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Section 4.1 of the Parent Disclosure Letter (with specific reference to the applicable subsection below), from and after the date hereof and prior to the Effective Time or the Termination Date, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, other than dividends or distributions from wholly owned Subsidiaries of Parent to Parent or other wholly owned Subsidiary of Parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire, or modify or amend any shares of capital stock of Parent or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(ii) (A) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber or agree or commit to issue, deliver, sell, pledge, dispose of, grant, transfer or encumber, any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options of any kind to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than (1) the grant of Unvested Parent Shares to employees who are not executive officers in the ordinary course of business consistent with past practice, or (2) the issuance of shares of Parent Common Stock upon the exercise of Parent Stock Options, and upon the vesting of any Unvested Parent Shares or other awards under Parent Stock Plans, and pursuant to the Parent Stock Purchase Plan, in each case, in accordance with their terms, (B) enter into any amendment of any term of any of its outstanding securities or (C) accelerate the vesting of any options, restricted stock, warrants or other shares of capital stock or rights of any kind to acquire any shares of capital stock to the extent that such acceleration of vesting does not occur automatically under the terms of any such interests, plans or agreements governing such interests, as in effect prior to the date of this Agreement;

(iii) (A) amend the Parent Charter or the Parent Bylaws or (B) amend in any material respect the charter, bylaws or other comparable organizational documents of any Subsidiary of Parent, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or Nasdaq;

(iv) (A) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, Joint Venture, association or other business organization or division thereof, in each case for aggregate consideration in excess of $2,000,000 individually or $5,000,000 in the aggregate, or (B) otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(v) sell, transfer, lease, license (as licensor of Intellectual Property Rights of Parent), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases or licenses of products or services in the ordinary course of business consistent with past practice, that have a fair market value at the time of acquisition in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(vi) (A) incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise), any such indebtedness or other obligations of another Person, except for (1) such indebtedness or other obligations incurred pursuant to Parent’s existing revolving credit facility and prepayable at any time without premium or penalty, in each case in the ordinary course of business consistent with past practice, which at any time shall not exceed $15,000,000, (2) indebtedness in replacement of (and of the same principal amount as) Parent’s existing indebtedness, which matures by its terms prior to the Closing Date or (3) the Debt Financing or any Alternative Financing;

(vii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, other than the Merger;

(viii) enter into, adopt or amend any severance plan, retention or change of control plan, program, policy or Contract; Parent Plan; Parent Employee Agreement; consulting Contract; or Parent Stock Plan, except (A) as required by applicable Law, (B) for entry into any severance Contract with (x) any newly-hired employee in connection with the hiring of such employee or (y) any current employee who is not an executive officer as of the date hereof in connection with the termination of employment of such employee, in each case, in the ordinary course of business consistent with past practices, or (C) in the case of any consulting Contract or temporary employee arrangement, as would not result in a material cost to Parent or any of its Subsidiaries;

(ix) make or adopt any material change to its accounting methods, practices or policies (other than actions required to be taken by GAAP or the SEC);

(x) (A) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make or change any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods or (B) settle or compromise any material Action or audit related to Taxes;

(xi) (A) modify, amend, cancel, terminate, extend or request any material change in, or agree to any material change in, any Parent Contract (other than ordinary course credits or discounts given to customers which are not material to Parent and its Subsidiaries taken as a whole), in each case, which is materially adverse to Parent and its Subsidiaries taken as a whole, or (B) waive, release or assign, in any respect, any rights under any Parent Contract, which waiver, release or assignment would be materially adverse to Parent and its Subsidiaries taken as a whole;

(xii) make or agree to make any loans, advances or capital contributions to, or other investments in, any other Person or capital expenditures, with a value in excess of $7,500,000 in the aggregate, except (A) as contemplated by Parent’s fiscal 2010 budget and capital expenditure plan and Parent’s fiscal 2011 budget and capital expenditure plan, in each case made available to the Company prior to the date of this Agreement, (B) as made in connection with any transaction solely between Parent and any of its Subsidiaries or between Subsidiaries of Parent, (C) for commitments made to customers or clients of Parent in the ordinary course of business consistent with past practice, or (D) letters of credit, bonds or similar instruments provided to landlords, customers or other persons in the ordinary course of business consistent with past practice;

(xiii) waive, release, assign, settle or compromise any Action against Parent or any of its Subsidiaries, other than (A) waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages by Parent or any of its Subsidiaries (x) equal to or lesser than the amounts reserved with respect to such specific matter in the Parent SEC Documents filed prior to the date of this Agreement or (y) that do not exceed $5,000,000 in the aggregate, (B) in accordance with Section 5.17, or (c) as permitted under clause (A) of Section 4.1(b)(xi);

(xiv) (A) solicit or initiate, participate in any discussions or negotiations with respect to, or provide any information to any Third Party in connection with, any Acquisition Candidate Proposal or (B) enter into any letter of intent or agreement in principle or any Contract providing for any Acquisition Candidate Proposal, that in each case of the immediately foregoing clauses (A) and (B) would reasonably be expected to (x) adversely impact or delay Parent in obtaining the Parent Stockholder Approval or the Debt Financing or (y) otherwise materially impair, delay or prevent the consummation of the Merger, the Coniston Transaction, or any of the other transactions contemplated by this Agreement or the Framework Agreement; or

(xv) authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.2 No Solicitation With Respect to Company. (a) From the date of this Agreement until the earlier of the Effective Time or the Termination Date, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of (in each case solely in their respective capacities as an officer, director and/or employee of the Company or any of its Subsidiaries), or any financial advisor, attorney, accountant or other advisor or representative (“Representatives”) of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of, any Company Takeover Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with, any Company Takeover Proposal or any proposal that could reasonably be expected to lead to a Company Takeover Proposal; (iii) approve, endorse or recommend any Company Takeover Proposal; (iv) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Company Takeover Proposal; or (v) furnish to any Third Party any non-public information regarding the Company or any of its Subsidiaries to, or afford access to the properties, books and records of the Company to, any Third Party in connection with or in response to any Company Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit (A) the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Takeover Proposal or publicly disclosing the existence of any Company Takeover Proposal to the extent required by applicable Law; provided, however, that (x) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (y) in no event shall the Company or its Board of Directors, or any committee thereof, take, or agree or resolve to take, any action prohibited by Section 5.2(e), or (B) the Company or its Board of Directors, directly or indirectly through any of its officers, directors, employees or Representatives, prior to obtaining the Company Stockholder Approval, from taking any of the actions described in clauses (iv) and (v) above in this Section 4.2(a) in response to any unsolicited bona fide written Company Takeover Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors, constitutes or is reasonably expected to result in, a Superior Proposal if (1) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Takeover Proposal would be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Law, (2) such Company Takeover Proposal was not solicited in violation of this Section 4.2, and (3) prior to furnishing any non-public information to, or entering into discussions or negotiations with, such Third Party (x) the Company receives from such Third Party an executed confidentiality agreement with provisions not less favorable to the Company than those contained in the Confidentiality Agreement, and (y) the Company provides to Parent in accordance with Section 4.2(b) the information required under Section 4.2(b) to be delivered by the Company to Parent. The Company agrees that it and its Subsidiaries shall not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing information to Parent that is required to be provided to Parent under this Section 4.2.

(b) The Company shall promptly, and in any event no later than twenty-four (24) hours after it receives any Company Takeover Proposal, or any written request for nonpublic information regarding the Company or any of its Subsidiaries in connection with a Company Takeover Proposal or any inquiry with respect to or which could reasonably be expected to lead to any Company Takeover Proposal, advise Parent orally and in writing of such Company Takeover Proposal or request, including providing the identity of the Third Party making or submitting such Company Takeover or request, and, (i) if it is in writing, a copy of such Company Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Company Takeover Proposal and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Third Party during the period between the date hereof and the Closing. The Company shall keep Parent informed in all material respects on a prompt basis of the status and details of any such Company Takeover Proposal or with respect to any change to the material terms of any such Company Takeover Proposal. The Company agrees that, subject to restrictions under Laws applicable to the Company and its Subsidiaries, it shall promptly provide to Parent any non-public information concerning the Company and its Subsidiaries that the Company provides to any Third Party in connection with any Company Takeover Proposal which was not previously provided to Parent.

(c) Immediately following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall cause its and their respective Representatives to, immediately cease and terminate any activities, discussions or negotiations existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives, on the one hand, and any Third Party, on the other hand, with respect to any Company Takeover Proposal.

Section 4.3 No Solicitation With Respect to Parent. (a) From the date of this Agreement until the earlier of the Effective Time or the Termination Date, Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of (in each case solely in their respective capacities as an officer, director and/or employee of Parent or any of its Subsidiaries), or any Representative of, Parent or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of, any Parent Takeover Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with, any Parent Takeover Proposal or any proposal that could reasonably be expected to lead to a Parent Takeover Proposal; (iii) approve, endorse or recommend any Parent Takeover Proposal; (iv) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Parent Takeover Proposal; or (v) furnish to any Third Party any non-public information regarding Parent or any of its Subsidiaries to, or afford access to the properties, books and records of Parent to, any Third Party in connection with or in response to any Parent Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit (A) Parent or its Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Parent Takeover Proposal or publicly disclosing the existence of any Parent Takeover Proposal to the extent required by applicable Law; provided, however, that (x) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (y) in no event shall Parent or its Board of Directors, or any committee thereof, take, or agree or resolve to take, any action prohibited by Section 5.2(b), or (B) Parent or its Board of Directors, directly or indirectly through any of its officers, directors, employees or Representatives, prior to obtaining the Parent Stockholder Approval, from taking any of the actions described in clauses (iv) and (v) above in this Section 4.3(a) in response to any unsolicited bona fide written Parent Takeover Proposal that the Board of Directors of Parent concludes in good faith, after consultation with its outside financial advisors, constitutes or is reasonably expected to result in, a Superior Proposal if (1) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Parent Takeover Proposal would be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Law, (2) such Parent Takeover Proposal was not solicited in violation of this Section 4.3, and (3) prior to furnishing any non-public information to, or entering into discussions or negotiations with, such Third Party (x) Parent receives from such Third Party an executed confidentiality agreement with provisions not less favorable to Parent than those contained in the Confidentiality Agreement, and (y) Parent provides to the Company in accordance with Section 4.3(b) the information required under Section 4.3(b) to be delivered by Parent to the Company. Parent agrees that it and its Subsidiaries shall not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits Parent from providing information to the Company that is required to be provided to the Company under this Section 4.3.

(b) Parent shall promptly, and in any event no later than twenty-four (24) hours after it receives any Parent Takeover Proposal, or any written request for nonpublic information regarding Parent or any of its Subsidiaries in connection with a Parent Takeover Proposal, advise the Company orally and in writing of such Parent Takeover Proposal or request, including providing the identity of the Third Party making or submitting such Parent Takeover or request, and, (i) if it is in writing, a copy of such Parent Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Parent Takeover Proposal and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Third Party during the period between the date hereof and the Closing. Parent shall keep the Company informed in all material respects on a prompt basis of the status and details of any such Parent Takeover Proposal or with respect to any change to the material terms of any such Parent Takeover Proposal. Parent agrees that, subject to restrictions under Laws applicable to Parent and its Subsidiaries, it shall promptly provide to the Company any non-public information concerning Parent and its Subsidiaries that Parent provides to any Third Party in connection with any Parent Takeover Proposal which was not previously provided to the Company.

(c) Immediately following the execution of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall cause its and their respective Representatives to, immediately cease and terminate any activities, discussions or negotiations existing as of the date of this Agreement between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives, one the one hand, and any Third Party, on the other hand, with respect to any Parent Takeover Proposal.

Section 4.4 Third Party Standstill Agreements. (a) During the period from the date of this Agreement through the earlier of the Effective Time and the Termination Date, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Company Takeover Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

(b) During the period from the date of this Agreement through the earlier of the Effective Time and the Termination Date, Parent shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Parent Takeover Proposal or standstill agreement to which Parent or any of its Subsidiaries is a party (other than any involving the Company). During such period, Parent agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Preparation of the Registration Statement and the Joint Proxy Statement. As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Registration Statement and Joint Proxy Statement. Each of Parent and the Company shall use its commercially reasonable efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. No filing of, or amendment or supplement to, the Registration Statement or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other the opportunity to review and comment thereon. Each of Parent and the Company shall use commercially reasonable efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Registration Statement becomes effective. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable as the Per Share Merger Consideration in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Registration Statement or the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and Parent and the Company shall cooperate as appropriate to prepare and promptly file with the SEC an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of the Company. As promptly as practicable after the Registration Statement shall have become effective, the Company shall distribute the Joint Proxy Statement to its stockholders.

Section 5.2 Stockholder Meetings. (a) Each of the Company and Parent shall take all action necessary in accordance with applicable Laws and (i) the Company Charter and the Company Bylaws, in the case of the Company, and (ii) the Parent Charter and the Parent Bylaws, in the case of Parent, to duly give notice of, convene and hold a meeting of its stockholders, respectively, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to consider (x) in the case of Parent, the Share Issuance (the “Parent Stockholder Meeting”) and (y) in the case of the Company, the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “Company Stockholder Meeting” and together with the Parent Stockholder Meeting, the “Stockholder Meetings”). The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their commercially reasonable efforts to hold such meetings on the same day.

(b) Parent shall, through its Board of Directors, recommend that its stockholders approve the Share Issuance, shall use commercially reasonable efforts to (i) solicit from its stockholders proxies in favor of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval. Except as otherwise provided in Section 5.2(c) or Section 5.2(d), neither the Board of Directors of Parent nor any committee thereof shall (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Parent Recommendation in a manner adverse to the Company or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Parent Takeover Proposal (any action described in clause (A) or (B) being referred to as a “Parent Adverse Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, with respect to a Parent Takeover Proposal, the Board of Directors of Parent may, at any time prior to receipt of the Parent Stockholder Approval, effect a Parent Adverse Recommendation Change, if (and only if): (i) a written Parent Takeover Proposal that was not solicited in violation of Section 4.3(a) is made to Parent by a Third Party and such Parent Takeover Proposal is not withdrawn; (ii) the Board of Directors of Parent determines in good faith after consultation with its financial advisors that such Parent Takeover Proposal constitutes a Superior Proposal; (iii) following consultation with its outside legal counsel, the Board of Directors of Parent determines that the failure to make a Parent Adverse

Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of Parent under applicable Laws; (iv) Parent provides the Company five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 4.3(b); (v) during such five Business Day period, Parent and its Representatives have negotiated in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Superior Proposal; and (vi) at the end of the five (5) Business Day period described in the immediately foregoing clause (v), the Board of Directors of Parent again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that the Parent Takeover Proposal continues to be a Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with the exercise by the Board of Directors of Parent of its fiduciary duties to the stockholders of Parent under applicable Laws.

(d) Nothing in this Agreement shall prohibit or restrict the Board of Directors of Parent, in circumstances not involving or relating to a Parent Takeover Proposal, from effecting a Parent Adverse Recommendation Change in response to the occurrence of a Parent Intervening Event if (and only if): (i) the Board of Directors of Parent determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the exercise by the Board of Directors of Parent of its fiduciary duties to the stockholders of Parent under applicable Laws; (ii) Parent has provided to the Company at least five (5) Business Days’ prior written notice describing the Parent Intervening Event and advising the Company that Board of Directors of Parent intends to take such action and specifying the reasons therefor in reasonable detail; (iii) during such five (5) Business Day period, Parent and its Representatives have negotiated in good faith with the Company regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by the Company in response to such Parent Intervening Event; and (iv) at the end of the five (5) Business Day period described in the immediately foregoing clause (iii), the Board of Directors of Parent again makes the determination in good faith after consultation with its outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that a Parent Intervening Event continues to exist and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with the exercise by the Board of Directors of Parent of its fiduciary duties to the stockholders of Parent under applicable Laws. Parent agrees to submit the Share Issuance to its stockholders for approval whether or not the Board of Directors of Parent determines to make a Parent Adverse Recommendation Change.

(e) The Company shall, through its Board of Directors, recommend that its stockholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, shall use commercially reasonable efforts to (i) solicit from its stockholders proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval. Except as otherwise provided in Section 5.2(f) or Section 5.2(g), neither the Board of Directors of the Company nor any committee thereof shall (A) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent or (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Company Takeover Proposal (any action described in clause (A) or (B) being referred to as a “Company Adverse Recommendation Change”).

(f) Notwithstanding anything in this Agreement to the contrary, with respect to a Company Takeover Proposal, the Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, effect a Company Adverse Recommendation Change, if (and only if): (i) a written Company Takeover Proposal that was not solicited in violation of Section 4.2(a) is made to the Company by a Third Party and such Company Takeover Proposal is not withdrawn; (ii) the Board of Directors of the Company determines in good faith after consultation with its financial advisors that such Company Takeover Proposal constitutes a Superior Proposal; (iii) following consultation with its outside legal counsel, the Board of Directors of the Company determines that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company under applicable Laws; (iv) the Company provides Parent five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 4.2(b); (v) during such five (5) Business Day period, the Company and its Representatives have negotiated in good faith with Parent regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent in response to such Superior Proposal; and (vi) at the end of the five (5) Business Day period described in the foregoing clause (v), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the Company Takeover Proposal continues to be a Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise by the Board of Directors of the Company of its fiduciary duties to the stockholders of the Company under applicable Laws.

(g) Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, in circumstances not involving or relating to a Company Takeover Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence a Company Intervening Event if (and only if): (i) the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the exercise by the Board of Directors of the Company of its fiduciary duties to the stockholders of the Company under applicable Laws; (ii) the Company has provided Parent at least five (5) Business Days’ prior written notice describing the Company Intervening Event and advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor in reasonable detail; (iii) during such five (5) Business Day period, the Company and its Representatives have negotiated in good faith with Parent regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent in response to such Company Intervening Event; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would be inconsistent with the exercise by the Board of Directors of the Company of its fiduciary duties to the stockholders of the Company under applicable Laws. The Company agrees to submit this Agreement to its stockholders for approval and adoption whether or not the Board of Directors of the Company determines to make a Company Adverse Recommendation Change.

Section 5.3 Access to Information. Subject to currently existing contractual restrictions and restrictions under Laws applicable to Parent or to the Company or any of their respective Subsidiaries, as the case may be, each of Parent and the Company shall afford to the other party and to the officers, employees and Representatives of such other party, reasonable access during normal business hours during the period from the date of this Agreement through the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ employees, properties, books, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and such other information concerning its business, properties and personnel as the other may reasonably request. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that does not cause such violation). All information obtained pursuant to this Section 5.3 shall be kept confidential in accordance with the Confidentiality Agreement, dated November 12, 2009, between Parent, Manchester and the Company, as amended (the “Confidentiality Agreement”).

Section 5.4 Current Nasdaq Quotation. Each of Parent and the Company shall use its commercially reasonable efforts to continue the quotation of the Parent Common Stock and the Company Common Stock, respectively, on Nasdaq during the term of this Agreement.

Section 5.5 Fees and Expenses. (a) Except as provided in this Section 5.5 and Section 5.10, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses; provided, however, that all HSR Act filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Registration Statement (including the applicable SEC filing fees) shall be divided equally between Parent and the Company.

(b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d)(i) or by Parent pursuant to Section 7.1(b) and, in each case, a Company Takeover Proposal existed between the date hereof and the Termination Date and, in the case of a termination pursuant to Section 7.1(d)(i), the Company Stockholder Approval has not been obtained at least five (5) Business Days prior to the Outside Date, then the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement) reimburse Parent within two (2) Business Days after the Termination Date by wire transfer of immediately available funds to an account specified in writing by Parent for all Transaction Expenses of Parent; provided, however, that in the case of a termination by Parent pursuant to Section 7.1(b), the Company shall not be required to reimburse Parent such Transaction Expenses if Parent or Merger Sub is then in breach of any of its agreements, representations and warranties contained in this Agreement in a manner that would result in Section 6.2(a) not being satisfied.

(c) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d)(i) or by the Company pursuant to Section 7.1(c) and, in each case, a Parent Takeover Proposal existed between the date hereof and the Termination Date and, in the case of a termination pursuant to Section 7.1(d)(i), the Parent Stockholder Approval has not been obtained at least five (5) Business Days prior to the Outside Date, then Parent shall (without prejudice to any other rights the Company may have against Parent for breach of this Agreement) reimburse the Company within two (2) Business Days after the Termination Date by wire transfer of immediately available funds to an account specified in writing by the Company for all Transaction Expenses of the Company; provided, however, that in the case of a termination by the Company pursuant to Section 7.1(c), Parent shall not be required to reimburse the Company such Transaction Expenses if the Company is then in breach of any of its agreements, representations and warranties contained in this Agreement in a manner that would result in Section 6.3(a) not being satisfied.

(d) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d)(i) or by Parent pursuant to Section 7.1(b) and, in each case, a Company Takeover Proposal existed between the date hereof and the Termination Date and, in the case of a termination pursuant to Section 7.1(d)(i), the Company Stockholder Approval has not been obtained at least five (5) Business Days prior to the Outside Date, and, concurrently with, or within twelve months after, any such Termination Date, a Company Acquisition Transaction is consummated or the Company or any of its Subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Company Acquisition Transaction or (ii) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e) or by Parent pursuant to Section 7.1(g), then, in each of the cases of the immediately foregoing clauses (i) and (ii), the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account specified in writing by Parent, such payment to be made promptly, but in any event no later than, in the case of clause (i), the earlier to occur of (A) the date on which such Company Acquisition Transaction is consummated and (B) the date on which the Company enters into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Company Acquisition Transaction or, in the case of clause (ii), two (2) Business Day after such termination; provided, however, that if this Agreement is terminated as described in clause (i) or (ii) of this Section 5.5(d) prior to the Coniston Closing, then the Company shall pay the Termination Fee to Parent only if the Company has received an Acceptance Notice from Parent; provided, further, that if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e) and a Company Takeover Proposal existed between the date hereof and the Termination Date and the Termination Date occurs after the date of the Coniston Closing and, concurrently with, or within twelve months after any such Termination Date, a Company Acquisition Transaction is consummated or the Company or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Company Acquisition Transaction, then the Company shall pay to Parent $40,000,000 less the amount of the Termination Fee previously paid by the Company pursuant to this Section 5.5(d) by wire transfer of immediately available funds to an account specified in writing by Parent, such payment to be made no later than the earlier to occur of (A) the date on which such Company Acquisition Transaction is consummated and (B) the date on which the Company enters into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Company Acquisition Transaction.

(e) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d)(i) or by the Company pursuant to Section 7.1(c) and, in each case, a Parent Takeover Proposal existed between the date hereof and the Termination Date and, in the case of a termination pursuant to Section 7.1(d)(i), the Parent Stockholder Approval has not been obtained at least five (5) Business Days prior to the Outside Date, and, concurrently with, or within twelve months after any such Termination Date, a Parent Acquisition Transaction is consummated or Parent or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Parent Acquisition Transaction or (ii) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(f) or by the Company pursuant to Section 7.1(h), then, in each of the cases of the immediately foregoing clauses (i) and (ii), Parent shall pay to the Company the Termination Fee by wire transfer of immediately available funds to an account specified in writing by the Company, such payment to be made promptly, but in any event no later than, in the case of clause (i), the earlier to occur of (A) the date on which such Parent Acquisition Transaction is consummated and (B) the date on which Parent enters into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Parent Acquisition Transaction or, in the case of clause (ii), two (2) Business Day after such termination; provided, however, that if this Agreement is terminated as described in clause (i) or (ii) of this Section 5.5(e) prior to the Coniston Closing, then Parent shall pay the Termination Fee to the Company only if Parent has received an Acceptance Notice from the Company; provided, further, that if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(f) and a Parent Takeover Proposal existed between the date hereof and the Termination Date and the Termination Date occurs after the date of the Coniston Closing and, concurrently with, or within twelve months after any such Termination Date, a Parent Acquisition Transaction is consummated or Parent or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Parent Acquisition Transaction, then Parent shall pay to the Company $40,000,000 less the amount of the Termination Fee previously paid by Parent pursuant to this Section 5.5(e) by wire transfer of immediately available funds to an account specified in writing by the Company, such payment to be made no later than the earlier to occur of (A) the date on which such Parent Acquisition Transaction is consummated and (B) the date on which Parent enters into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Parent Acquisition Transaction.

(f) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(k) or (ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d)(i) at a time, in the case of this clause (ii), when (x) the conditions contained in Sections 6.1(c), 6.1(e), and 6.3(c) have been satisfied (other than, in the case of Section 6.1(c)(ii) or Section 6.1(e), the failure to satisfy such condition as a result of the Coniston Transaction), (y) the failure of the Company to comply in all material respects with Section 5.18(e) has not been the primary cause of the failure of the Coniston Closing to occur, and (z) the Company is not in breach of any of its agreements, representations or warranties contained in this Agreement in a manner as would result in Section 6.3(a) not being satisfied, then, in each of the cases of the immediately foregoing clauses (i) and (ii), Parent shall pay to the Company within two (2) Business Days after the Termination Date the Termination Fee by wire transfer of immediately available funds to an account specified in writing by the Company; provided that if this Agreement is terminated as described in clauses (i) or (ii) of this Section 5.5(f) prior to the Coniston Closing, then Parent shall pay the Termination Fee to the Company only if Parent has received an Acceptance Notice from the Company.

(g) For purposes of this Section 5.5, each of the parties hereto acknowledges and agrees that (i) this Agreement may be deemed to be terminated by a party hereto only pursuant to a single subsection of Section 7.1, (ii) in no event shall more than one Termination Fee be payable by a party, and (iii) in the event of any termination of this Agreement by Parent or the Company prior to the Coniston Closing under circumstances where either Parent or the Company (a “Receiving Party”) is entitled to the Termination Fee pursuant to Section 5.5(d), 5.5(e) or 5.5(f), notwithstanding any provision in this Agreement to the contrary, the Receiving Party shall have a period of twenty (20) Business Days commencing on the Termination Date (the “Termination Fee Period”) to determine whether to accept or reject such Termination Fee from the party required under Section 5.5(d), 5.5(e) or 5.5(f) to pay such Termination Fee (the “Paying Party”) by either (A) delivering an Acceptance Notice to the Paying Party prior to the expiration of the Termination Fee Period, in which case the Receiving Party will be deemed to have accepted such Termination Fee and the Paying Party shall pay such Termination Fee to the Receiving Party within two (2) Business Days after receipt of such Acceptance Notice or (B) not delivering to the Paying Party an Acceptance Notice prior to the expiration of the Termination Fee Period or delivering to the Paying Party prior to the expiration of the Termination Fee Period a written notice of the Receiving Party’s rejection of such Termination Fee, which in either case, the Receiving Party shall (x) be deemed to have rejected the payment of such Termination Fee and waived any and all rights to a Termination Fee under this Agreement and (y) be entitled to seek any remedy for a breach of this Agreement at Law, in equity or otherwise; provided, however, that upon payment in full and acceptance by the Receiving Party of such Termination Fee in accordance with the terms of this Agreement, in the event this Agreement is terminated prior to the Coniston Closing, such payment shall be the sole and exclusive remedy (other than for injunctive relief or specific performance as provided in Section 8.7 and other than as provided in the last sentence of Section 5.18(e)) of the Receiving Party and its Affiliates arising out of or relating to this Agreement or any Transaction Document (or with respect to any claims or disputes arising out of or related to this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or to the inducement of any party to enter into this Agreement or any Transaction Document, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and the Receiving Party and its Affiliates shall be precluded from any other remedy (or seeking any other remedy) against the Paying Party or its Affiliates for monetary damages arising out of or relating to this Agreement or any Transaction Document (or with respect to any claims or disputes arising out of or related to this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or to the inducement of any party to enter into this Agreement or any Transaction Document, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) other than the last sentence of Section 5.18(e). Each of the Company and Parent acknowledges that the agreements contained in Sections 5.5(b), 5.5(c), 5.5(d) 5.5(e), 5.5(f) and this Section 5.5(g) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amounts due pursuant to Sections 5.5(b) or 5.5(d) or Parent fails to promptly pay the amounts due pursuant to Sections 5.5(c), 5.5(e) or 5.5(f) and, in order to obtain such payment Parent or the Company, as the case may be, commences a suit which results in a judgment against the Company or Parent, as applicable, for any of the amounts set forth in Sections 5.5(b), 5.5(c), 5.5(d), 5.5(e) or 5.5(f), as applicable, the Company shall pay to the Parent or Parent shall pay to the Company, as the case may be, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to Sections 5.5(b), 5.5(c), 5.5(d) 5.5(e) and 5.5(f) at the prime rate of JP Morgan Chase Bank, N.A. in effect on the date such payment was required to be made.

(h) For purposes of this Section 5.5, “Company Acquisition Transaction” shall have the meaning ascribed thereto in Article IX, except that references in such definition to “20%” and “80%” shall be replaced by “50%” (including with respect to the definition of “Company Takeover Proposal” for purposes of this Section 5.5) and “Parent Acquisition Transaction” shall have the meaning ascribed thereto in Article IX, except that references in such definition to “20%,” “35%” and “80%” shall be replaced by “50%” (including with respect to the definition of “Parent Takeover Proposal” for purposes of this Section 5.5).

Section 5.6 Company Stock Plans and Company Stock Purchase Plan.

(a) As of the Effective Time, each Company Stock Option which is outstanding immediately prior to the Effective Time pursuant to the Company Stock Plans shall become and represent an option to purchase the number of shares of Parent Common Stock (a “Substitute Option”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio. After the Effective Time, except as provided above in this Section 5.6, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the Company Stock Option immediately prior to or at the Effective Time, subject to any acceleration, lapse or other vesting occurring by operation of the Merger (either alone or in connection with any other event). Parent and the Company shall take all necessary action to implement and make effective the provisions of this Section 5.6.

(b) As of the Effective Time, all Unvested Share Restrictions, including all repurchase and forfeiture rights held by the Company, with respect to each Unvested Company Share shall be and hereby are assigned to Parent, and the shares of Parent Common Stock issued upon the conversion of the Unvested Company Shares in the Merger shall continue to be unvested and subject to the same Unvested Share Restrictions which applied to such Unvested Company Shares immediately prior to the Effective Time, subject to any acceleration, lapse or other vesting occurring by operation of the Merger (either alone or in connection with any other event). The certificates representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends noting such Unvested Share Restrictions. Parent and the Company shall take all actions necessary to ensure that, from and after the Effective Time, Parent (or its assignee) shall be entitled to exercise the rights held by the Company immediately prior to the Effective Time with respect to all Unvested Share Restrictions.

(c) As of the Effective Time, each Stock Unit shall be adjusted and be converted into a right to receive a number of shares of Parent Common Stock determined by multiplying (i) the number of shares of Company Common Stock subject to such Stock Unit, by (ii) the Exchange Ratio. After the Effective Time, except as provided above in this Section 5.6(c), each Stock Unit shall be subject to the Stock Unit Terms effective immediately prior to the Effective Time, subject to any payment, calculation, acceleration, lapse, vesting or other impact occurring by operation of the Merger (either alone or in connection with any other event). Parent and the Company shall take all necessary action to implement and make effective the provisions of this Section 5.6(c).

(d) The Company shall cause, and shall amend the Company Stock Purchase Plan as may be necessary to permit: (i) no new Plan Period (as defined in the Company Stock Purchase Plan) to commence after the date of this Agreement; (ii) all options under the Company Stock Purchase Plan outstanding as of the date of this Agreement to be exercised, to the extent of any accumulated payroll deductions as of the exercise date, on the last Business Day of the Plan Period pending as of the date of this Agreement; and (iii) the Company Stock Purchase Plan to be terminated effectively immediately prior to the Effective Time.

Section 5.7 Commercially Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Coniston Transaction (in the case of Parent) and the other transactions contemplated by this Agreement and, in the case of Parent, the Framework Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause (A) the conditions precedent set forth in Article VI to be satisfied, and (B) in the case of Parent, the conditions precedent applicable to Parent set forth in the Framework Agreement to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from Persons other than Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Subject to the terms and conditions herein provided, and without limiting the foregoing, the Company and Parent shall (i) as promptly as practicable after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use commercially reasonable efforts to cooperate with the other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any Third Party or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby, and (iv) notify the other promptly upon the receipt of (A) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (B) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made with any Governmental Entity pursuant hereto, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. The Company and Parent shall permit counsel for the other party a reasonable opportunity to review in advance, and consider in good faith the view of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions proposed hereunder unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) Except as otherwise contemplated in this Agreement, each party shall use all commercially reasonable efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

(d) To the extent necessary in order to accomplish the objectives described in clause (ii) of Section 5.7(a), Parent and the Company shall use their respective commercially reasonable efforts to jointly negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Parent, the Company or any of their respective Subsidiaries of any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries; provided; however, that neither Parent nor the Company, nor any of their respective Subsidiaries, shall offer, take, commit to or accept any action, restrictions or limitations of or on Parent, the Company or any of their respective Subsidiaries without the prior written consent of the other party if such action, restriction or limitation, individually or in the aggregate would, or would reasonably be expected to, result in a Substantial Detriment.

Section 5.8 Public Announcements. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or the rules of Nasdaq.

Section 5.9 State Takeover Laws. If any Takeover Laws shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such Takeover Laws on the transactions contemplated hereby.

Section 5.10 Indemnification; Directors and Officers Insurance. (a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any Contract to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect. For a period of no less than six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect as of the date of this Agreement or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b) Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of the Company or any of its Subsidiaries (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any Losses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of the Company or any of its Subsidiaries at or prior to the Effective Time. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Parent shall cause the Surviving Corporation to either (i) cause to be obtained a “tail” insurance policy with respect to the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance and fiduciary liability insurance as in effect as of the Effective Time (a “D&O Tail Policy”), which D&O Tail Policy (A) shall have a claims period of at least six (6) years from the Effective Time with respect to claims arising from acts or omissions occurring prior to the Effective Time with respect to the Indemnified Parties covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance and fiduciary liability insurance as of the Effective Time and (B) shall contain terms with respect to scope of coverage and amount no less favorable, in the aggregate, than those in the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance and fiduciary liability insurance policies as of the Effective Time, or (ii) maintain the existing officers’ and directors’ liability insurance and fiduciary liability insurance policies maintained by the Company (provided that Parent may cause the Surviving Corporation to substitute therefor policies of at least the same scope of coverage and amount and containing terms and conditions that are not less favorable, in the aggregate, to the Indemnified Parties) for a period of six (6) years after the Effective Time so long as the annual premium therefor is not in excess of 300% of the last annual premium paid prior to the date hereof; provided, however, that if the existing officers’ and directors’ liability and fiduciary liability insurance policies expire, are terminated or cancelled during such six (6)-year period or require an annual premium in excess of 300% of the current premium paid by the Company for such insurance (the “Company’s Current Premium”), then Parent shall cause the Surviving Corporation to obtain during each year of such six year period as much coverage as can be obtained for the remainder of such period for a premium not in excess of 300% (on an annualized basis) of the Company’s Current Premium. In lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year prepaid D&O Tail Policy in respect of acts or omissions occurring prior to the Effective Time covering each of the Indemnified Parties. Section 5.10(c) of the Company Disclosure Letter sets forth the Company’s Current Premium.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in seeking in good faith to enforce the indemnity and other obligations provided in this Section 5.10 (subject to reimbursement if a court of competent jurisdiction subsequently determines pursuant to a non-appealable order that such Indemnified Party is not entitled to indemnification under this Section 5.10).

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Notification of Certain Matters. Parent shall use its commercially reasonable efforts to give prompt notice to the Company, and the Company shall use its commercially reasonable efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (x) any representation or warranty of the notifying party contained in this Agreement (or the Framework Agreement in the case of Parent) to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement of the notifying party contained in this Agreement (or the Framework Agreement in the case of Parent) not to be complied with or satisfied in all material respects, (ii) any failure of the notifying party to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder (or under the Framework Agreement in the case of Parent) or (iii) any Circumstances which would be reasonably likely to, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, on the notifying party; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.12 Employee Benefit Plans and Agreements. Parent agrees that it will cause the Surviving Corporation from and after the Effective Time to assume and honor all Company Plans and Company Employee Agreements entered into by the Company prior to the date hereof and all Company Stock Plans. Parent further agrees that all employees of the Company who remain in the active employment of the Surviving Corporation (the “Continuing Employees”) shall continue in their existing Company Plans following the Effective Time until such time as, in Parent’s sole discretion, an orderly transition can be accomplished to other employee benefit plans and programs maintained by Parent or Surviving Corporation for employees; provided that, in any event, for a period of at least twelve (12) months from the Closing Date, the Continuing Employees shall receive employee benefits at least substantially equivalent in the aggregate to either (i) the employee benefits provided to similarly situated employees of Parent or (ii) the employee benefits provided by the Company immediately prior to the Effective Time; provided, that in either case equity-based compensation shall be granted pursuant to the Parent Stock Plans and in accordance with Parent’s policies and procedures. Such employee benefits shall be provided without any preexisting conditions limitations or exclusions to the extent no such limitations or exclusions applied as of the Closing to the Continuing Employees under the plans of the Company in which such employees participate immediately prior to the Closing Date and with credit for all annual deductibles and co-payments made under Company employee benefit plans for the covered expenses already incurred by the Continuing Employees for the year in which the Closing occurs. Parent and the Surviving Corporation shall provide the Continuing Employees with credit for all service with the Company under all applicable employee benefit plans, programs and policies, including for purposes of eligibility, waiting periods and vesting (but not benefit accruals other than for vacation and severance) to the same extent such service would have been recognized by the Company under comparable plans immediately prior to the Closing Date, except to the extent such treatment would result in duplicative benefits. Subject to the foregoing provisions of this Section 5.12, nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any specific Company Plan or Company Stock Plan or any other individual employee benefit plan, program, Contract or policy or as requiring Parent or the Surviving Corporation to offer to continue (other than as required by its terms) any Company Employee Agreement, except that Parent and the Surviving Corporation shall not terminate the 2010 Corporate Incentive Compensation Plan for Eligible Company Employees or the 2007 Incentive Compensation Plan for Specified Officers (together, the “Company Bonus Plans”) prior to payment of bonuses earned thereunder for 2010; provided, however, that the parties hereto acknowledge and agree that, (x) the Company Bonus Plans will be modified to take into account costs and other consequences of the transactions contemplated by this Agreement and potential loss, if any, of an income tax deduction under 162(m) of the Code resulting from any such modification, and (y) the Company and Parent will cooperate in good faith to develop prior to the Closing Date appropriate revisions to performance goals and/or performance levels and/or measures under the Company Bonus Plans for 2010 that reflect a commercially reasonable approach in providing the incentive compensation awards intended under the Company Bonus Plans. Nothing in this Agreement shall be interpreted as an amendment or other modification of any Company Plan or any Parent Plan or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Nothing herein shall be deemed to be a guarantee of employment for any Continuing Employee or any other employee of the Surviving Corporation or any of its Subsidiaries, or to restrict the right of the Surviving Corporation, Parent or any of their respective Subsidiaries to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice. Parent and the Company acknowledge and agree that all provisions contained in this Section 5.12 are included for the sole benefit of Parent, Merger Sub, the Company, the Surviving Corporation and their respective Subsidiaries, and that nothing in this Section 5.12, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of Parent, the Company or the Surviving Corporation or any of their respective Subsidiaries or (B) to continued employment with Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries or continued participation in any employee benefit plan, program or arrangement.

Section 5.13 Tax-Free Reorganization Treatment. During the period from the date of this Agreement until the earlier of the Effective Time or the Termination Date, unless the other party shall otherwise agree in writing, neither Parent nor the Company shall, and each of Parent and the Company shall cause their respective Subsidiaries not to, take or fail to take any action which action or failure would be contrary to the representations in the Parent Tax Certificate or the Company Tax Certificate, as the case may be, or to take any action or fail to take any action which would, to its knowledge, jeopardize the Intended Tax Treatment.

Section 5.14 Nasdaq. Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Surviving Corporation shall use its commercially reasonable efforts to cause its shares of common stock to no longer be quoted on Nasdaq and to be de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.15 Certain Corporate Governance and Other Matters. (a) On or prior to the Effective Time, Parent shall take all action necessary to cause (i) the Parent Charter to be amended and restated in the form attached hereto as Exhibit D and (ii) the Parent Bylaws to be amended and restated in the form attached hereto as Exhibit E.

(b) Prior to the Effective Time, Parent shall take all actions as may be necessary to cause at the Effective Time (i) the number of directors constituting the Board of Directors of Parent as of the Effective Time to be nine (9) (if, at the Effective Time, Manchester has the right to nominate one (1) director of Parent pursuant to Section 3.1 of the Relationship Agreement) or ten (10) (if, at the Effective Time, Manchester has the right to nominate two (2) directors of Parent pursuant to Section 3.1 of the Relationship Agreement) and (ii) the Board of Directors of Parent as of the Effective Time to be composed as follows: (A) four (4) directors designated by Parent prior to the Effective Time (one of whom shall be the Chief Executive Officer of Parent immediately prior to the Effective Time and three (3) of whom shall meet the independence standards of Nasdaq with respect to Parent); (B) three (3) directors designated by the Company immediately prior to the Effective Time (one of whom shall be the President and Chief Executive Officer of the Company immediately prior to the Effective Time and two (2) of whom shall meet the independence standards of Nasdaq with respect to Parent); (C) such number of directors designated by Manchester in accordance with the Relationship Agreement; and (D) one (1) director who meets the independence standards of Nasdaq with respect to Parent designated in accordance with Exhibit F (the “Independent Director”).

(c) Parent shall take all actions as may be necessary to cause at the Effective Time each of the Audit, Compensation, and Nominating and Governance Committees of the Board of Directors of Parent as of the Effective Time to be composed of a majority of Parent-designated directors (and, for the avoidance of doubt, a Manchester-designated director shall not constitute a Parent-designated director) and at least one (1) Company-designated director.

(d) Prior to the Effective Time, Parent shall take all corporate actions as may be necessary to cause, effective as of the Effective Time: (i) the President and Chief Executive Officer of the Company as of immediately prior the Effective Time to (A) serve as the Chairman of Parent for a period of three (3) years following the Effective Time (subject to being elected as a director by the stockholders of Parent on an annual basis), (B) operate as a member of the senior management team of the Combined Company during the term of the Chairman Agreement, and (C) have such duties and responsibilities as shall be determined by the Board of Directors of the Combined Company in accordance with the Bylaws of the Combined Company and the Chairman Agreement; and (ii) the Chief Executive Officer of Parent as of immediately prior to the Effective Time to (A) remain as the Chief Executive Officer of Parent; and (B) serve as a director of Parent for a period of three (3) years following the Effective Time (subject to being elected as a director of Parent by the stockholders of Parent on an annual basis). Parent shall use its commercially reasonable efforts to cause the President and Chief Executive Officer of the Company and the Chief Executive Officer of Parent as of immediately prior to the Effective Time to be elected as a director of Parent at each of the next three annual meetings of the stockholders of Parent occurring after the Effective Time.

(e) Prior to the Effective Time, Parent and the Company shall discuss in good faith and agree upon an appropriate rebranding strategy for the Combined Company.

Section 5.16 Section 16 Matters. The Board of Directors of the Company and the Board of Directors of Parent shall each, prior to the Effective Time, to the extent permitted by law, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt the acquisition of Parent Common Stock and the right to receive Parent Common Stock (including pursuant to substitute awards granted pursuant to Section 5.6) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

Section 5.17 Transaction Litigation. Parent and the Company shall promptly advise each other orally and in writing of any Action commenced after the date of this Agreement against Parent or the Company, as the case may be, or any of their respective directors by any stockholder, relating to this Agreement, the Framework Agreement, the Merger, the Coniston Transaction or any of the other transactions contemplated this Agreement or the Framework Agreement, and shall keep each other reasonably informed regarding any such Action. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to (i) without the prior consultation with Parent and (ii) in the event such settlement would reasonably be expected to have a Company Material Adverse Effect, without the prior written consent of Parent. Parent shall give the Company the opportunity to participate in the defense or settlement of any shareholder litigation against Parent and/or its directors relating to this Agreement, the Framework Agreement, the Merger, the Coniston Transaction or any of the other transactions contemplated by this Agreement, and no such settlement shall be agreed to (i) without prior consultation with the Company and (ii) in the event such settlement would reasonably be expected to have a Parent Material Adverse Effect, without prior written consent of the Company. Without limiting in any way the parties’ obligations under this Section 5.17, each of Parent and the Company shall cooperate, shall cause its respective Subsidiaries, as applicable, to cooperate, and shall use its commercially reasonable efforts to cause its directors, officers, employees and Representatives to cooperate in the defense of such litigation.

Section 5.18 Coniston Transaction. (a) Parent shall deliver the Launch Demand in accordance with, and subject to the terms of, Section 2.2(e) of the Framework Agreement as promptly as practicable after Parent is entitled to do so. Parent shall not permit any amendment or modification to be made to, or any waiver of, any provision or remedy under any of the Transaction Documents, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), other than any waiver provided to avoid termination of this Agreement by the Company pursuant to Section 7.1(k)(iii). Parent shall keep the Company informed in all material respects on a prompt basis of the status of the Coniston Transaction, including by delivering to the Company copies of any written notices Parent receives from Manchester pursuant to the Framework Agreement and the transactions contemplated thereby promptly after Parent receives such written notices. Prior to (x) exercising any right of termination under the Framework Agreement or (y) entering into any agreement with Manchester to terminate the Framework Agreement, Parent shall provide the Company with written notice thereof, including a reasonably detailed description of the reason for such termination, and shall make available to the Company, for a period of five (5) Business Days prior to any such termination, the executive officers of Parent to discuss the reason for such termination. Parent shall not terminate the Framework Agreement pursuant to Section 8.1(a)(vi) of the Framework Agreement without the prior written consent of the Company. Parent shall provide the Company with the opportunity to review and comment on the Information Statement to be filed pursuant to Section 14(c) of the Exchange Act with respect to the approval of certain transactions contemplated by the Framework Agreement by the stockholders of Parent (the “Information Statement”) prior to filing the Information Statement with the SEC. The parties understand and agree that the Information Statement may be a part of the Registration Statement and the Joint Proxy Statement. Without limiting the foregoing, Parent shall notify the Company promptly upon the receipt of any comments from Governmental Entity and of any request by any Governmental Entity for amendments or supplements to the form of Circular or the Information Statement. Parent shall supply the Company with copies of all correspondence Parent receives between Manchester or any of its Representatives, on the one hand, and any Governmental Entity, on the other hand, related to Parent, any of the Transaction Documents or the transactions contemplated thereby or that discloses information that would reasonably be expected to materially affect the timing or the ability to consummate such transactions. Prior to responding to any such comments or requests or the filing or transmission of the form of Circular or the Information Statement, Parent shall use its commercially reasonable efforts to provide the Company with a reasonable opportunity to review and comment on any drafts of the Circular and shall provide the Company with a reasonable opportunity to review and comment on any drafts of the Information Statement, as the case may be, and all related correspondence Parent receives between Manchester or any of its Representatives, on the one hand, and any Governmental Entity, on the other hand, in each case related to Parent, any of the Transaction Documents or the transactions contemplated thereby or that discloses information that would reasonably be expected to materially affect the timing or the ability to consummate such transactions, and shall give reasonable consideration to all comments proposed by the Company with respect to such sections.

(b) During the period from the date of the Framework Agreement to the earlier of (i) the date of the Coniston Closing and (ii) the date on which the Framework Agreement is terminated, (A) Parent shall pay, or cause to be paid, the commitment fees specified in the Debt Financing Commitments as and when due and shall use commercially reasonable efforts to comply with its obligations and enforce its rights under the Debt Financing Commitments in a timely manner including if necessary taking legal action in connection therewith to the extent commercially reasonable, (B) without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not agree to any material amendment or modification to the Debt Financing Commitments, or any waiver of any provision or remedy thereunder, if such amendment, modification, waiver or remedy adds new (or adversely modifies existing) conditions to the consummation of the financings contemplated by the Debt Financing Commitments or reduces the aggregate amount of such financing in any material respect (without a corresponding increase in another portion of such financing); provided that Parent may amend or modify the Debt Financing Commitments (1) to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Debt Financing Commitments as of the date hereof or (2) otherwise so long as the terms would not, taken as a whole, adversely impact the ability of Parent to consummate the transactions contemplated by the Framework Agreement, (C) if any portion of the financing under the Debt Financing Commitments becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its commercially reasonable efforts to arrange for the unavailable portion of such financing to be provided from alternative sources as promptly as practicable in an amount sufficient to consummate the Coniston Transactions and the Contingent Repurchase (the “Alternative Financing”); provided that Parent shall not be required to enter into any financing arrangements on terms that, taken as a whole, are less favorable to Parent in any material respect than those contemplated by the Debt Financing Commitments and (D) Parent shall keep the Company reasonably and promptly informed with respect to all material activity concerning the status of the financing contemplated by the Debt Financing Commitments and shall give prompt notice to the Company of any material adverse change with respect to such financing of which Parent becomes aware. Without limiting the foregoing, Parent shall notify the Company promptly, and in any event within two (2) Business Days, if at any time (x) the Debt Financing Commitments shall expire or be terminated for any reason, (y) the Lenders notify Parent that they no longer intend to provide part or all of the financing contemplated by the Debt Financing Commitments to Parent on the terms set forth therein or (z) for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the financing contemplated by the Debt Financing Commitments on the terms described therein. Except for the transactions contemplated by this Agreement and the Transaction Documents, Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company (which consent shall not be unreasonably withheld), enter into any transaction, including any merger, acquisition, Joint Venture, disposition, lease, Contract or debt or equity financing, which transaction at the time of such transaction is reasonably expected to materially impair, delay or prevent consummation of the financing contemplated by the Debt Financing Commitments.

(c) In the event of clause (y) of Section 5.18(b), until the Effective Time or the earlier termination of this Agreement in accordance with Section 7.1, (i) Parent shall notify the Company promptly and (ii) Parent and Merger Sub shall use their respective commercially reasonable efforts to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event, on terms that (A) are no less favorable in any material respect to Parent and Merger Sub taken as a whole than those contemplated by the Debt Financing Commitments, (B) do not impose, in any material respect, or adversely change, any conditions other than those contemplated by the Debt Financing Commitments, and (C) would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Coniston Transaction or the transactions contemplated by this Agreement on or before the Outside Date. Parent and Merger Sub shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and things necessary, proper or advisable to arrange promptly and consummate the Debt Financing on the terms and conditions described in the Debt Financing Commitments or any Alternative Financing commitments, as promptly as practicable but in any event on or before the Outside Date, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Debt Financing (the “Debt Financing Agreements”) (A) on the terms and conditions contained in the Debt Financing Commitments or any Alternative Financing commitments or (B) on other terms and conditions that (1) are no less favorable in any material respect to Parent and Merger Sub taken as a whole than those contemplated by the Debt Financing Commitments, (2) do not impose any new or additional conditions or adversely change any existing conditions to the receipt of the Debt Financing as set forth in the Debt Financing Commitments and (3) would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Coniston Transaction or the transactions contemplated by this Agreement on or before the Outside Date and (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in Debt Financing Agreements that are within their control.

(d) Parent and Merger Sub shall, and shall use their commercially reasonable efforts to cause their Representatives to, comply in all material respects with the terms of the Debt Financing Commitments, any Alternative Financing commitment, the Debt Financing Agreements and any related fee and engagement letters. Parent shall (i) furnish to the Company true, complete, correct and executed copies of the Debt Financing Agreements (other than the fee letter, which shall be provided in redacted form) promptly upon their execution and (ii) otherwise keep the Company reasonably informed of the status of Parent’s efforts to arrange the Debt Financing or any alternative financing, as applicable.

(e) The Company shall provide to Parent, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees, representatives and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Parent all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Secondary Offering, the Debt Financing or any Alternative Financing, including using commercially reasonable efforts to (i) cause appropriate executive officers and employees of the Company (A) to provide reasonable participation in a reasonable number of meetings, presentations, road shows and due diligence sessions with rating agencies and prospective investors, (B) to provide reasonable and customary management and legal representations to auditors and (C) to provide reasonable and timely assistance with the preparation of business projections and similar materials, (ii) otherwise reasonably cooperate with the marketing efforts of the underwriters for the Secondary Offering or any informational undertakings with respect to the Debt Financing or any Alternative Financing, (iii) furnish Parent promptly with all reasonable and customary financial information regarding the Company and its Subsidiaries as shall exist (or if not existing, using commercially reasonable efforts to prepare such reasonable and customary financial information) and as may be reasonably requested by Parent, (iv) obtain customary comfort letters from the auditors of the Company and consent from such auditors for use of any of their audit reports (including by including such reports in any offering or information documents for the Secondary Offering) and SAS 100 reviews, and (v) obtain customary legal opinions or other certificates or documents as may reasonably be requested by Parent, in each case as promptly as reasonably practicable and to the greatest extent practicable to permit the Secondary Offering to be launched. If this Agreement is terminated prior to the Effective Time, Parent shall (x) upon request by the Company, promptly reimburse the Company for all reasonable out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation provided pursuant to this Section 5.18(e); provided that the Company shall use its commercially reasonable efforts to furnish Parent with notice prior to incurring costs in excess of $150,000 in the aggregate and (y) indemnify, defend and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees and Representatives from and against any and all Losses suffered or incurred by them in connection with Third Party claims arising out of such cooperation, except with respect to information provided by the Company or contained in the Company SEC Documents.

(f) Nothing contained in this Section 5.18 or otherwise shall require the Company to be an issuer or other obligor with respect to the Debt Financing or any Alternative Financing prior to the Effective Time. Nothing contained in this Section 5.18 shall require the Company to pay any Transaction Expenses related to the Debt Financing, any Alternative Financing or the Secondary Offering.

Section 5.19 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.20 Debt Retirement. At or prior to the Closing, the Company shall repay and discharge, or cause to be repaid and discharged, all indebtedness outstanding under, and terminate, the Company Credit Agreement.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver (other than the conditions set forth in Section 6.1(a)(ii) and Section 6.1(f) which may not be waived) by Parent and the Company at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter and the Company Bylaws and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable rules of Nasdaq, applicable Law and the Parent Charter and the Parent Bylaws.

(b) Quotation of Stock. The Parent Common Stock issuable in the Merger shall have been authorized for quotation on Nasdaq, subject to official notice of issuance.

(c) Certain Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(ii) All other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would, individually or in the aggregate, have a Parent Material Adverse Effect (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC.

(e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect prohibiting or having the effect of making illegal the consummation of the Merger and no Governmental Entity shall have instituted any proceeding that is pending seeking such an Order.

(f) Coniston Transaction. The Coniston Closing shall have occurred.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) Each of Parent and Merger Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) the representations and warranties of Parent and Merger Sub contained in Section 2.8(a)(v) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date; (iii) each of the representations and warranties of Parent and Merger Sub contained in Section 2.2(a) (Capital Structure), Section 2.3 (Authority), Section 2.6 (Registration Statement and Joint Proxy Statement) and Section 2.18 (State Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date); and (iv) each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than those contained in the preceding clauses (ii) and (iii)), when read without any exception or qualification as to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Parent Material Adverse Effect or reasonably be likely to materially adversely affect the ability of Parent and Merger Sub to effect the Merger in accordance with this Agreement.

(b) Tax Opinion. The Company shall have received an opinion of King & Spalding LLP, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes: (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, King & Spalding LLP may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company, and others, including representations in the Parent Tax Certificate and representations in the Company Tax Certificate.

(c) Parent Material Adverse Effect. Except as set forth in Section 6.2(c) of the Parent Disclosure Letter or in the Parent SEC Disclosure, since the date of this Agreement, there shall not have been any Circumstances that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer as to the satisfaction of the conditions set forth in Sections 6.2(a) and 6.2(c).

Section 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) the representations and warranties of the Company contained in Section 3.8(a)(v) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date; (iii) each of the representations and warranties of the Company contained in Section 3.2(a) (Capital Structure), Section 3.3 (Authority), Section 3.6 (Registration Statement and Joint Proxy Statement) and

Section 3.18 (State Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date); and (iv) each of the representations and warranties of the Company contained in this Agreement (other than those contained in the preceding clauses (ii) and (iii)), when read without any exception or qualification as to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Company Material Adverse Effect or reasonably be likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement.

(b) Tax Opinion. Parent shall have received an opinion of Sidley Austin LLP, in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes: (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Sidley Austin LLP may rely upon representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations in the Parent Tax Certificate and representations in the Company Tax Certificate.

(c) Company Material Adverse Effect. Except as set forth in Section 6.3(c) of the Company Disclosure Letter or in the Company SEC Disclosure, since the date of this Agreement, there shall not have been any Circumstances that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer as to the satisfaction of the conditions set forth in Sections 6.3(a) and 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) by mutual written consent of Parent and the Company;

(b) by Parent if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would result in Section 6.3(a) not being satisfied (a “Terminating Company Breach”) and (ii) shall not have been cured within thirty (30) days after written notice from Parent of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail);

(c) by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would result in Section 6.2(a) not being satisfied (a “Terminating Parent Breach”) and (ii) shall not have been cured within thirty (30) days after written notice from the Company of such Terminating Parent Breach is received by Parent (such notice to describe such Terminating Parent Breach in reasonable detail);

(d) by either Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on December 16, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the Outside Date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(d)(ii) shall not be available to any party (A) whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such Order or other action to have been enacted, issued, promulgated, enforced or entered or (B) that did not use commercially reasonable efforts to have such Order or other action vacated prior to its becoming final and non-appealable;

(e) by either Parent or the Company if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if the Company has not complied with its obligations under Sections 4.2, 5.1 and 5.2 or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Company Stockholder Approval at the Company Stockholder Meeting or at any adjournment or postponement thereof;

(f) by Parent or the Company if the Parent Stockholder Approval is not obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if Parent has not complied with its obligations under Sections 4.3, 5.1 and 5.2 or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting or at any adjournment or postponement thereof;

(g) by Parent if: (i) the Board of Directors of the Company or any committee thereof shall have effected a Company Adverse Recommendation Change; (ii) the Board of Directors of the Company or any committee thereof shall have taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to any Company Takeover Proposal other than recommending rejection of such Company Takeover Proposal; (iii) the Board of Directors of the Company or any committee thereof shall have failed to include the Company Recommendation in the Joint Proxy Statement distributed to stockholders; or (iv) the Board of Directors of the Company or any committee thereof shall have refused to affirm publicly its recommendation of this Agreement and the Merger following any written request by Parent to provide such reaffirmation following a Company Takeover Proposal (which request may only be made once with respect to such Company Takeover Proposal absent further material changes in such Company Takeover Proposal) prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the Company Stockholder Meeting, unless, in the case of this clause (y), it would be inconsistent with the fiduciary duties of the Board of Directors of the Company to comply with such request within such time period, in which case the Company shall comply with such request as promptly as practicable consistent with the fiduciary duties of the Board of Directors of the Company;

(h) by the Company if: (i) the Board of Directors of Parent or any committee thereof shall have effected a Parent Adverse Recommendation Change; (ii) the Board of Directors of Parent or any committee thereof shall have taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to any Parent Takeover Proposal other than recommending rejection of such Parent Takeover Proposal; (iii) the Board of Directors of Parent or any committee thereof shall have failed to include the Parent Recommendation in the Joint Proxy Statement distributed to stockholders; (iv) the Board of Directors of Parent or any committee thereof shall have refused to affirm publicly its recommendation of the Share Issuance following any written request by the Company to provide such reaffirmation following a Parent Takeover Proposal (which request may only be made once with respect to such Parent Takeover Proposal absent further material changes in such Parent Takeover Proposal) prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the Parent Stockholder Meeting, unless, in the case of this clause (y), it would be inconsistent with the fiduciary duties of the Board of Directors of Parent to comply with such request within such time period, in which case Parent shall comply with such request as promptly as practicable consistent with the fiduciary duties of the Board of Directors of Parent; or (v) the Board of Directors of Manchester or any committee thereof shall have refused to affirm publicly its recommendation of the Coniston Transaction or the Contingent Repurchase following any written request by the Company to provide such reaffirmation following a Parent Takeover Proposal (which request may only be made once with respect to such Parent Takeover Proposal absent further material changes in such Parent Takeover Proposal) prior to the earlier of (x) ten (10) days following such request and (y) five (5) Business Days prior to the date of the meeting of Manchester’s shareholders to consider the Coniston Transaction and the Contingent Repurchase, unless, in the case of this clause (y), it would be inconsistent with the fiduciary duties of the Board of Directors of Manchester to comply with such request within such time period, in which case Manchester shall comply with such request as promptly as practicable consistent with the fiduciary duties of the Board of Directors of Manchester;

(i) by the Company if since the date of this Agreement there shall have been a Parent Material Adverse Effect (except to the extent disclosed in Section 6.2(c) of the Parent Disclosure Letter or the Parent SEC Disclosure) and such Parent Material Adverse Effect is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent;

(j) by Parent if since the date of this Agreement there shall have been a Company Material Adverse Effect (except to the extent disclosed in Section 6.3(c) of the Company Disclosure Letter or the Company SEC Disclosure) and such Company Material Adverse Effect is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by Parent to the Company; or

(k)(i) by Parent or the Company if the Framework Agreement shall have been terminated in accordance with its terms; (ii) by the Company if (A) the Board of Directors of Manchester (or a duly appointed committee thereof) (x) does not recommend that Manchester’s shareholders approve the Coniston Transaction and the Contingent Repurchase or statements of such recommendation are not included in the Circular or (y) shall have effected a Shareholder Adverse Recommendation Change (as defined in the Voting Agreement) or (B) the Manchester Shareholder Approval shall not have been obtained at the Manchester Shareholder Meeting (as defined in the Framework Agreement), or any adjournment or postponement thereof at which the final vote thereon was taken; or (iii) by the Company with ten (10) days prior written notice to Parent at any time after the expiration of fifty (50) days after the date on which Manchester or Parent shall have the right under the Framework Agreement to provide written notice to the other stating its intention to terminate the Framework Agreement pursuant to Section 8.1(a)(iii) or Section 8.1(a)(iv), as applicable, of the Framework Agreement unless prior to the expiration of such ten (10) day period the basis for such notice of termination has been cured or irrevocably waived in writing.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of the Company, Parent, Merger Sub or their respective officers or directors (except for the last sentence of Section 5.3, the entirety of Section 5.5, the last sentence of Section 5.18(e) and the entirety of Article VIII, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the willful breach of any covenant contained in this Agreement.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, subject to Section 8.11, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, the parties hereto may, subject to Section 8.11, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and/or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived (other than the conditions set forth in Section 6.1(a)(ii) and Section 6.1(f) which may not be waived). Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the Business Day received (or the next Business Day if received after 5 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Attention: General Counsel

Facsimile No.: (312) 506-1208

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention: Frederick C. Lowinger

                    Gary D. Gerstman

Facsimile No.: (312) 853-7036

(b) if to the Company, to

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30348

Attention: General Counsel

                    Chief Financial Officer

Facsimile No.: (404) 847-5777

with a copy to:

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, Georgia 30309

Attention: John D. Capers, Jr.

                    C. William Baxley

Facsimile No.: (404) 572-5133

Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.4 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied or e-mailed signature pages), any one of which need not contain the signatures of more than one party, but all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement, except for the provisions of Section 5.10 (which upon the Effective Time are intended to benefit the parties indemnified thereunder), is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.7 Specific Performance; Submission To Jurisdiction; Venue. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts located within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state and federal courts located within the State of Delaware). Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Parent and the Company hereby consent to service being made through the notice procedures set forth in Section 8.2 and agree that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.

Section 8.9 Assignment. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.11 Actions and Disputes. Notwithstanding any other provision of this Agreement, at any time after the date hereof and prior to the Coniston Closing, in the event that there is any (a) action or determination to be made by Parent hereunder, (b) Action between Parent or Merger Sub, on the one hand, and the Company, on the other hand, or (c) disputed claim or demand (including any claim or demand relating to enforcing any remedy under this Agreement) by Parent or Merger Sub against the Company, or by the Company against Parent or Merger Sub, and in each of the cases of the foregoing clauses (a), (b) and (c), the approval of the Board of Directors of Parent or any committee thereof would be required, all actions or determinations of Parent relating to any such Action or demand (including all determinations by Parent whether to institute, compromise or settle any such Action or demand and all determinations by Parent relating to the prosecution or defense thereof), shall be made and approved by the Audit Committee of the Board of Directors of Parent.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. (a) In this Agreement, the following terms have the meanings specified or referred to in this Section 9.1 and shall be equally applicable to both the singular and plural forms.

“Acceptance Notice” means a written notice delivered to the Paying Party by the Receiving Party during the Termination Fee Period accepting payment of the Termination Fee and which shall be deemed irrevocable upon delivery by the Receiving Party.

“Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation.

“Acquisition Candidate Proposal” means any transaction or series of related transactions other than the Merger or as contemplated by the Framework Agreement involving: (i) any acquisition or purchase from Parent, Manchester or both of Parent and Manchester by any Third Party of more than 20% but less than 35% of the total outstanding voting securities of Parent or any of its Subsidiaries; or (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning more than 20% but less than 35% of the total outstanding voting securities of Parent or any of its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by Law or executive order to be closed.

“Chairman Agreement” means the Employment Agreement, dated as of the date hereof, by and between Parent and Philip M. Pead.

“Circular” has the meaning given to such term in the Framework Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Parent, Parent’s Subsidiaries, the Company and the Company’s Subsidiaries, taken as a whole, combined in the manner intended by the parties pursuant to this Agreement.

“Company Acquisition Transaction” means any transaction or series of related transactions other than the Merger involving: (i) any acquisition or purchase from the Company by any Third Party of more than 20% of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning more than 20% of the total outstanding voting securities of the Company or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iv) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole; or (v) any liquidation or dissolution of the Company or any of its Subsidiaries.

“Company Credit Agreement” means the Credit Agreement, dated August 26, 2008, by and among the Company, certain lenders and Wachovia Bank, National Association, as Administrative Agent, as it may be amended from time to time (subject to Section 4.1(a)).

“Company Employee Agreement” means each management, employment, severance, change of control, retention, or material consulting Contract between the Company, or any ERISA Affiliate, and any current employee, director, officer or consultant of the Company or any ERISA Affiliate other than standard offer letters used in the Company’s ordinary course of business that do not provide for severance or other payments after termination of employment, acceleration of any equity award or for benefits other than those provided under the Company Plans.

“Company Intervening Event” means an event or circumstance material to the Company and its Subsidiaries, taken as a whole (other than an increase in the market price of the Company Common Stock, or any event or circumstance resulting from a breach of this Agreement by the Company or its Subsidiaries), occurring or arising after the date hereof that was neither known to the Board of Directors of the Company at such time nor reasonably foreseeable as of the date hereof, which event or circumstance becomes known to the Board of Directors of the Company prior to the Company obtaining the Company Stockholder Approval; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Takeover Proposal, or any inquiry or matter relating thereto or consequence thereof constitute a Company Intervening Event, (ii) in no event shall any action taken by either party pursuant to and in compliance with the terms of this Agreement constitute a Company Intervening Event, and (iii) in no event shall any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Parent or any of its Subsidiaries, or the market price of Parent Common Stock (in and of itself), constitute a Company Intervening Event, unless such event, occurrence, fact, condition, effect, change or development has had a Parent Material Adverse Effect.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, effect, change or development (any one or more of which is referred to in this definition as a “Circumstance” and collectively as “Circumstances”) that, individually or when taken together with all other Circumstances, is, or is reasonably expected to be materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, and no event, effect, change or development to the extent resulting from any of the following, shall constitute, or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (i) any Circumstances affecting the national or world economy or financial, banking, credit, securities or commodities markets, taken as a whole, except to the extent the Company is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which the Company operates; (ii) any Circumstances generally affecting the industries in which the Company or its Subsidiaries operate, except to the extent the Company is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which the Company operates; (iii) any Circumstances resulting from or arising out of the announcement of this Agreement, the Framework Agreement or the transactions contemplated hereby or thereby (including any shareholder or derivative litigation arising from or relating to this Agreement, the Framework Agreement or the transactions contemplated hereby or thereby) or the performance of this Agreement or the Framework Agreement; (iv) any Circumstances relating to the loss in whole or in part of any business relationship with any customer or client of the Company or any of its Subsidiaries set forth in Section 9.1 of the Company Disclosure Letter, other than as a result of the valid termination by a customer or client of any written Contract due to the breach by the Company or any of its Subsidiaries of its obligations under any written Contract to license material Company Owned Intellectual Property Rights or perform material services related to such licenses required to be licensed or performed, respectively, under such written Contract; (v) any failure by the Company to meet any analysts’ revenue or earnings projections or Company guidance, in and of themselves, or any failure by the Company to meet any of the Company’s internal or published revenue or earnings projections or forecasts, in and of themselves, or any decline in the trading price or trading volume of the Company Common Stock, in and of themselves (it being understood that any Circumstance giving rise to any such failure or decline, other than a Circumstance set forth in clauses (i) through (iv) above or clauses (vi) through (ix) below, may be deemed to constitute, and may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect); (vi) any effect resulting from changes in Laws or accounting principles, in each case, after the date of this Agreement; (vii) any effect resulting from any outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any act of terrorism; (viii) any Circumstance arising or resulting from any material breach of this Agreement by Parent or its Affiliates; or (ix) any increase in the cost of or decrease in the availability of financing to Parent or Merger Sub with respect to the Coniston Transaction.

“Company Non-Voting Common Stock” means the shares of non-voting stock of the Company, par value $0.01 per share.

“Company Plan” means a “pension plan” (as defined in Section 3(2) of ERISA), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, material fringe benefit, insurance or other compensation or benefit plan, arrangement, program, policy or understanding, in each case established or maintained by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates or as to which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has contributed or otherwise may have any liability.

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.01 per share.

“Company Stock Option” means an option to purchase shares of the Company Common Stock, other than pursuant to the Company Stock Purchase Plan.

“Company Stock Plan” means (i) the Amended and Restated 1999 Stock Incentive Plan of the Company, (ii) the Amended and Restated 2000 Stock Incentive Plan of the Company, (iii) the 2005 Stock Incentive Plan of the Company, (iv) the Amended and Restated 2005 Inducement Grant Stock Incentive Plan of the Company, (v) the 2008 Omnibus Incentive Plan of the Company and (vi) the Inducement Grant Omnibus Incentive Plan.

“Company Stock Purchase Plan” means the 2005 Employee Stock Purchase Plan of the Company.

“Company Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Company Acquisition Transaction.

“Company Tax Certificate” means the certificate in the form attached hereto as Exhibit H to be delivered by the Company pursuant to Sections 6.2(b) and 6.3(b).

“Coniston Closing” has the meaning given to such term in the Framework Agreement.

“Contingent Repurchase” has the meaning given to such term in the Framework Agreement.

“Contingent Repurchase Closing” has the meaning given to such term in the Framework Agreement.

“Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

“Effective Time” means the date and time at which the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

“HIPAA” means the Health Insurance Portability and Accountability Act.

“Joint Venture” means, with respect to a party, any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of such party and in which (i) such party, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) such party or a Subsidiary of such party is a general partner.

“Knowledge of the Company” means the actual knowledge of the individuals identified in Schedule A of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge of the individuals identified in Schedule A of the Parent Disclosure Letter.

“Launch Demand” has the meaning given to such term in the Framework Agreement.

“Law” means any applicable foreign, federal, state, local or municipal laws, statutes, ordinances, regulations and rules of any Governmental Entity, including all Orders.

“Liabilities” means debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, asserted or unasserted.

“Losses” means all losses, liabilities, damages, obligations, fines, penalties, judgments, equitable relief granted, settlements, awards, offsets and reasonable expenses incurred in connection with defending any third-party indemnification claim, action, suit or proceeding to the extent arising out of any matter indemnified against herein, including court filing fees, court costs, arbitrations fees or costs, witness fees and reasonable fees and disbursements of counsel, expert witnesses, accountants and other professionals; provided, however, that in the case of clause (y) of Section 5.18(e), “Losses” shall not include any internal administrative or overhead costs and expenses.

“Order” means any judgment, order, award, preliminary or permanent injunction or decree of any Governmental Entity.

“Parent Acquisition Transaction” means any transaction or series of related transactions other than the Merger or as contemplated by the Framework Agreement involving: (i) any acquisition or purchase from Parent, Manchester or both of Parent and Manchester by any Third Party of 35% or more of the total outstanding voting securities of Parent or any of its Subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 35% or more of the total outstanding voting securities of Parent or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iv) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole; or (v) any liquidation or dissolution of Parent or any of its Subsidiaries.

“Parent Employee Agreement” means each management, employment, severance, change of control, retention, or material consulting Contract between Parent, or any ERISA Affiliate, and any current employee, director, officer or consultant of Parent or any ERISA Affiliate other than standard offer letters used in Parent’s ordinary course of business that do not provide for severance or other payments after termination of employment, acceleration of any equity award or for benefits other than those provided under the Parent Plans.

“Parent Intervening Event” means an event or circumstance material to Parent and its Subsidiaries, taken as a whole (other than an increase in the market price of the Parent Common Stock, or any event or circumstance resulting from a breach of this Agreement by Parent or its Subsidiaries), occurring or arising after the date hereof that was neither known to the Board of Directors of Parent at such time nor reasonably foreseeable as of the date hereof, which event or circumstance becomes known to the Board of Directors of Parent prior to Parent obtaining the Parent Stockholder Approval; provided, however, that (i) in no event shall the receipt, existence or terms of a Parent Takeover Proposal, or any inquiry or matter relating thereto or consequence thereof constitute a Parent Intervening Event, (ii) in no event shall any action taken by either party pursuant to and in compliance with the terms of this Agreement constitute a Parent Intervening Event, and (iii) in no event shall any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company or any of its Subsidiaries, or the market price of Company Common Stock (in and of itself), constitute a Parent Intervening Event, unless such event, occurrence, fact, condition, effect, change or development has had a Company Material Adverse Effect.

“Parent Material Adverse Effect” means any Circumstance that, individually or when taken together with all other Circumstances, is, or is reasonably expected to be, materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, and no event, effect, change or development to the extent resulting from any of the following, shall constitute, or be taken into account in determining whether there has been, a “Parent Material Adverse Effect”: (i) any Circumstances affecting the national or world economy or financial, banking, credit, securities or commodities markets, taken as a whole, except to the extent Parent is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Parent operates; (ii) any Circumstances generally affecting the industries in which Parent or its Subsidiaries operate, except to the extent Parent is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Parent operates; (iii) any Circumstances resulting from or arising out of the announcement of this Agreement, the Framework Agreement or the transactions contemplated hereby or thereby (including any shareholder or derivative litigation arising from or relating to this Agreement, the Framework Agreement or the transactions contemplated hereby or thereby) or the performance of this Agreement or the Framework Agreement; (iv) any Circumstances relating to the loss in whole or in part of any business relationship with any customer or client of Parent or any of its Subsidiaries set forth in Section 9.1 of the Parent Disclosure Letter, other than as a result of the valid termination by a customer or client of any written Contract due to the breach by Parent or any of its Subsidiaries of its obligations under any written Contract to license material Parent Owned Intellectual Property Rights or perform material services related to such licenses required to be licensed or performed, respectively, under such written Contract; (v) any failure by Parent to meet any analysts’ revenue or earnings projections or Parent guidance, in and of themselves, or any failure by Parent to meet any of Parent’s internal or published revenue or earnings projections or forecasts, in and of themselves, or any decline in the trading price or trading volume of the Parent Common Stock, in and of themselves (it being understood that any Circumstance giving rise to any such failure or decline, other than a Circumstance set forth in clauses (i) through (iv) above or clauses (vi) through (ix) below, may be deemed to constitute, and may be taken into account in determining whether there has been, or is reasonably expected to be, a Parent Material Adverse Effect); (vi) any effect resulting from changes in Laws or accounting principles, in each case, after the date of this Agreement; (vii) any effect resulting from any outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any act of terrorism; (viii) any Circumstance arising or resulting from any material breach of this Agreement by the Company or its Affiliates; or (ix) any increase in the cost of or decrease in the availability of financing to Parent or Merger Sub with respect to the Coniston Transaction.

“Parent Plan” means a “pension plan” (as defined in Section 3(2) of ERISA), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, material fringe benefit, insurance or other compensation or benefit plan, arrangement, program, policy or understanding, in each case established or maintained by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability.

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.01 per share.

“Parent Stock Option” means an option to purchase shares of Parent Common Stock.

“Parent Stock Plan” means the Allscripts Healthcare Solutions, Inc. 1993 Stock Incentive Plan and the Allscripts Healthcare Solutions, Inc. 2001 Non-Statutory Stock Option Plan.

“Parent Stock Purchase Plan” means the Allscripts-Misys Healthcare Solutions, Inc. Employee Stock Purchase Plan.

“Parent Stock Unit” means a restricted or deferred stock unit awarded by Parent under a Parent Stock Plan.

“Parent Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Parent Acquisition Transaction.

“Parent Tax Certificate” means the certificate in the form attached hereto as Exhibit G to be delivered by the Company pursuant to Sections 6.2(b) and 6.3(b).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Entity (as hereinafter defined), trust or unincorporated organization.

“Relationship Agreement” means the Relationship Agreement between Manchester and the Company dated as of March 17, 2008, as amended by the First Amendment to the Relationship Agreement, dated as of August 14, 2008, and the Second Amendment to the Relationship Agreement, dated as of January 5, 2009, as such agreement may be amended from time to time.

“Secondary Offering” has the meaning given to such term in the Framework Agreement.

“Stock Unit” means a restricted, deferred or performance stock unit awarded by the Company under a Company Stock Plan.

“Stock Unit Terms” means the terms and conditions applicable to Stock Units under the applicable Company Stock Plan.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity.

“Substantial Detriment” means any effect on any division, Subsidiary, interest, business, product line, asset, property or results of operations of Parent, the Company and/or the Combined Company if such effect (after giving effect to the loss of any reasonably expected synergies or other benefits of the Merger and other transactions contemplated hereby and to the receipt of any reasonably expected proceeds of any divestiture or sale of assets) on Parent and its Subsidiaries, taken as a whole (including, for purposes of this determination, any effect of any division, Subsidiaries, interest, business, product line, asset, property or result of operations of the Company and/or the Combined Company as if it were applied to a comparable amount of interest, business, properties, financial condition or results of operations of Parent) would or would reasonably be expected to result in a material adverse effect on the business, properties, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole.

“Superior Proposal” means, with respect to Parent or the Company, as the case may be, an unsolicited, bona fide written Parent Takeover Proposal or Company Takeover Proposal, as applicable, to acquire at least (a) 50% of the outstanding voting securities of Parent or the Company, as applicable, or (b) 50% of the assets of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as applicable, in each case on terms that, in the reasonable good faith judgment of the Board of Directors of Parent or the Board of Directors of the Company, as applicable, after consultation with its outside financial advisors and its outside legal counsel, is more favorable to the stockholders of Parent or the stockholders of the Company, as applicable, than the Merger and the other transactions contemplated by this Agreement, taking into account any proposal by Parent or the Company, as applicable, to amend or modify the terms of this Agreement which are committed to in writing, after taking into account such factors, including terms, conditions, timing, likelihood of consummation, legal, financial, regulatory and other aspects of such proposal, and the Person making such proposal, deemed relevant by the Board of Directors of Parent or the Board of Directors of the Company, as applicable.

“Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed, or actually filed, with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Fee” means $17,675,000; provided, however, that, if the Termination Date occurs after the date of the Coniston Closing, then, unless this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(f), the Termination Fee shall mean $40,000,000; provided, further, that the amount of any Transaction Expenses, if any, previously paid pursuant to Section 5.5(b) or Section 5.5(c), as the case may be, shall be deducted from the amount of the Termination Fee by the party required to pay the Termination Fee.

“Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than, in the case of the Company, Parent and its Affiliates, and, in the case of Parent, the Company and is Affiliates.

“Transaction Documents” has the meaning given to such term in the Framework Agreement.

“Transaction Expenses” means all documented fees and expenses incurred or paid by or on behalf of Parent or any Subsidiary of Parent or the Company or any Subsidiary of the Company, as the case may be, in connection with the Merger or the other transactions contemplated by this Agreement or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, investment banking firms, financing sources, accountants, experts and consultants; provided, however, that, in the case of Parent, the term “Transaction Expenses” shall not include any fees or expenses incurred or paid by Parent or any Subsidiary of Parent to the extent related to the Framework Agreement or any of the agreements (other than this Agreement) or transactions (other than the Merger) contemplated by the Framework Agreement (including the Coniston Transaction); and provided, further, the amount required under Section 5.5 to be reimbursed in respect of Transaction Expenses by Parent or the Company shall not exceed, in either case, $5,000,000 in the aggregate.

“Unvested Company Share” means each outstanding share of Company Common Stock issued under a Company Stock Plan or otherwise which is subject to any Unvested Share Restrictions.

“Unvested Parent Share” means each outstanding share of Parent Common Stock issued under a Parent Stock Plan or otherwise which is subject to any Unvested Share Restrictions.

“Unvested Share Restrictions” means all repurchase, cancellation, forfeiture, vesting and other conditions or restrictions applicable to an Unvested Company Share or an Unvested Parent Share.

(b) Each of the following terms is defined in the section set forth opposite such term:

Defined Term	Section
Agreement	Introduction
Alternative Financing	5.18(b)
Blue Sky Laws	2.4
Certificate of Merger	1.2
Certificates	1.5(c)
Closing	1.15(a)
Closing Date	1.15(a)
Company	Introduction
Company 2010 Plan	4.1(a)(ix)
Company Adverse Recommendation Change	5.2(e)
Company Bonus Plans	5.12(e)
Company Business Personnel	3.15
Company Bylaws	1.15(d)(ii)
Company Charter	1.15(d)(ii)
Company Common Stock	Recitals
Company Contract	3.12

Defined Term	Section
Company Disclosure Letter	Article III
Company Foreign Benefit Plan	3.13(e)
Company Owned Intellectual Property Rights	3.16(d)
Company Permits	3.9
Company Recommendation	3.3
Company SEC Disclosure	Article III
Company SEC Documents	3.5(a)
Company Stockholder Approval	3.19
Company Stockholder Meeting	5.2(a)
Company Top 100 Customer	3.12(a)
Company Voting Undertakings	Recitals
Company’s Current Premium	5.10(d)
Confidentiality Agreement	5.3
Coniston Transaction	Recitals
Constituent Corporations	Introduction
Continuing Employees	5.12
D&O Tail Policy	5.10(c)
Debt Financing	2.23(b)
Debt Financing Agreements	5.18(c)
Debt Financing Commitments	2.23(b)
Debt Financing Conditions	5.18(c)
DGCL	1.1
Environmental Laws	2.14
ERISA	2.13(a)
Exchange Act	2.4
Exchange Agent	1.6(a)
Exchange Fund	1.6(a)
Exchange Ratio	1.5(c)
Framework Agreement	Recitals
GAAP	2.5(a)
Governmental Entity	2.4
HSR Act	2.4
Indemnified Party	5.10(b)
Independent Director	5.15(b)
Information Statement	5.18(a)
Intellectual Property Rights	2.16(a)
Intended Tax Treatment	Recitals
IRS	2.10
Joint Proxy Statement	2.6
Key Company Customers	3.8(b)
Key Parent Customers	2.8(b)
Lenders	2.23(b)
Manchester	Recitals
Merger	Recitals
Merger Sub	Introduction
Nasdaq	1.8
Outside Date	7.1(d)
Parent	Introduction
Parent Adverse Recommendation Change	5.2(b)
Parent Business Personnel	2.15
Parent Bylaws	2.3

Defined Term	Section
Parent Charter	2.3
Parent Common Stock	Recitals
Parent Contracts	2.12(a)
Parent Disclosure Letter	Article II
Parent Foreign Benefit Plan	2.13(e)
Parent Owned Intellectual Property Rights	2.16(d)
Parent Permits	2.9
Parent Recommendation	2.3
Parent SEC Disclosure	Article II
Parent SEC Documents	2.5(a)
Parent Stockholder Approval	2.19
Parent Stockholder Meeting	5.2(a)
Parent Top 100 Customer	2.12(a)
Parent Voting Undertakings	Recitals
Paying Party	5.5(g)
Per Share Merger Consideration	1.5(c)
Receiving Party	5.5(g)
Registration Statement	2.3
Representatives	4.2(a)
Sarbanes-Oxley Act	2.5(b)
SEC	2.2(b)
Securities Act	2.3
Share Issuance	2.3
State Takeover Approvals	2.4
Stockholder Meetings	5.2(a)
Substitute Option	5.6(a)
Surviving Corporation	1.1
Takeover Laws	2.18
Terminating Company Breach	7.1(b)
Terminating Parent Breach	7.1(c)
Termination Date	4.1
Termination Fee Period	5.5(g)
Transmittal Letter	1.6(b)
Voting Agreement	Recitals
Worker Safety Laws	2.14

* * * * *

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/s/ LEE A. SHAPIRO
Name:	Lee A. Shapiro
Its:	President

ARSENAL MERGER CORP.

By:	/s/ LEE A. SHAPIRO
Name:	Lee A. Shapiro
Its:	President

ECLIPSYS CORPORATION

By:	/s/ PHILIP M. PEAD
Name:	Philip M. Pead
Its:	President and CEO

Annex B

EXECUTION COPY

FRAMEWORK AGREEMENT

by and between

MISYS PLC

and

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

dated as of June 9, 2010

Exhibits
Exhibit 1	Form of Amendment to Arsenal Second Amended and Restated Certificate of Incorporation
Exhibit 2	Form of Amendment to Arsenal Third Amended and Restated Certificate of Incorporation
Exhibit 3	Commitment Letter
Exhibit 4	Form of Emerald Definitive Agreement
Exhibit 5	Form of Amendment to Arsenal By-laws
Exhibit 6	Voting Agreement
Exhibit 7	Form of Manchester Announcement of Coniston Transaction
Exhibit 8	Form of Joint Announcement of Emerald Transaction
Exhibit 9	Form of Section 16 Resolutions
Exhibit 10	Arbitration Procedures
Exhibit 11	Form of Bank Guarantee
Exhibit 12	Form of Amended and Restated Relationship Agreement
Exhibit 13	Registration Rights Agreement
Exhibit 14	Form of Transitional Services Agreement

FRAMEWORK AGREEMENT

THIS FRAMEWORK AGREEMENT (this Agreement), dated as of June 9, 2010, is made and entered into

BETWEEN:

(1)	MISYS PLC, a public limited company formed under the Laws of England and Wales (Manchester), and

(2)	ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., a Delaware corporation (Arsenal), together, the Parties.

WHEREAS:

(A)	Manchester currently owns, indirectly through its Subsidiaries Kapiti Limited (Kapiti) and ACT Sigmex Limited (ACTS), one hundred percent (100%) of the partnership interests of Misys US DGP (DGP).

(B)	Manchester currently owns, indirectly through its Subsidiaries Misys Patriot US Holdings LLC (MPUSH) and Misys Patriot Limited (MPL), 79,811,511 Arsenal Shares as of the date hereof.

(C)	Manchester is in the process of implementing an internal reorganization of its US corporate structure (the US Reorganization).

(D)	In connection with the US Reorganization, DGP will acquire 61,308,295 Arsenal Shares from MPUSH and will be converted from a Delaware general partnership into a Delaware corporation (Newco).

(E)	After completion of the US Reorganization, Kapiti and ACTS will own one hundred percent (100%) of the issued and outstanding shares of common stock of Newco (the Newco Shares) and Newco will own 61,308,295 Arsenal Shares.

(F)	After completion of the US Reorganization, Kapiti and ACTS desire to transfer the Newco Shares to Arsenal in exchange for 61,308,295 newly issued Arsenal Shares (such newly issued Arsenal Shares, the Exchange Shares, and the transfer of the Newco Shares to Arsenal in exchange for the Exchange Shares, the Arsenal Exchange).

(G)	Simultaneously with the consummation of the Arsenal Exchange, Manchester and Arsenal desire to effect the following transactions: (i) a repurchase by Arsenal of the Arsenal Shares owned by MPL and a portion of the Exchange Shares from Kapiti and ACTS; (ii) a secondary public offering by Kapiti and ACTS of additional Exchange Shares (the Secondary Offering Shares, and the transactions described in clauses (i) and (ii) together being the Coniston Transaction); and (iii) upon the closing of the Emerald Transaction (as defined below) (the Emerald Closing), if Manchester so elects, a repurchase by Arsenal from Kapiti and ACTS of the Contingent Repurchase Shares (as defined below).

(H)	Manchester and Arsenal acknowledge that the Repurchase Consideration (as defined below) includes consideration for the agreement by Manchester to divest its Control over Arsenal.

(I)	Concurrently with the execution of this Agreement, Arsenal is entering into a Merger Agreement with Eclipsys Corporation (Emerald) pursuant to and subject to the terms and conditions of which the stockholders of Emerald would receive newly issued Arsenal Shares as consideration (the Emerald Transaction), it being understood that under no circumstances would the Emerald Transaction be consummated prior to the Coniston Closing (as defined below), and it being further understood that the failure of the Emerald Transaction will in no way prejudice the consummation of the Coniston Transaction.

(J)	Concurrently with the closing of the Coniston Transaction, Manchester and Arsenal intend to amend and restate the Relationship Agreement (as defined below) and Arsenal intends to amend and restate the Arsenal Constitutional Documents (as defined below) as provided herein.

(K)	The Audit Committee of the Arsenal Board of Directors has approved this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

(L)	In furtherance of the objectives set forth above, Manchester and Arsenal desire to enter into this Agreement and the other Transaction Documents to govern the Arsenal Exchange, the Coniston Transaction, the Contingent Repurchase (as defined below) and the other transactions contemplated hereby and thereby.

NOW, THEREFORE, each of Manchester and Arsenal, intending to be legally bound to the extent provided in this Agreement, hereby agree as follows:

1.	ARSENAL EXCHANGE

1.1	Authorization of Additional Arsenal Shares; Arsenal Exchange; Newco Merger

(a)	As promptly as reasonably practicable after the date hereof (or, if the Parties so agree in writing, upon the record date for the Arsenal stockholder meeting held for the purpose of obtaining the Arsenal Stockholder Approval), Manchester shall cause its direct and indirect Subsidiaries as holders of Arsenal Shares to act by written consent in lieu of a meeting to (i) approve an amendment to the Arsenal Second Amended and Restated Certificate of Incorporation (in the form attached as Exhibit 1) to authorize 350 million Arsenal Shares and (ii) approve the issuance to Kapiti and ACTS of the Exchange Shares (the Arsenal Written Consent). As promptly as reasonably practicable after the date hereof (or, if the Parties so agree in writing, upon the record date for the Arsenal stockholder meeting held for the purpose of obtaining the Arsenal Stockholder Approval), Manchester shall cause its direct and indirect Subsidiaries as holders of Arsenal Shares to act by written consent in lieu of a meeting to approve amendments to Arsenal’s Third Amended and Restated Certificate of Incorporation (in the form attached as Exhibit 2) to become effective immediately following the Coniston Closing (except as otherwise set forth therein) (the Additional Written Consent, and collectively with the Arsenal Written Consent, the Written Consents). Notwithstanding anything to the contrary contained herein, Arsenal shall not file Arsenal’s Fourth Amended and Restated Certificate of Incorporation until after the Coniston Closing.

(b)	On the Coniston Closing Date (as defined below), upon the terms and subject to the conditions contained herein, Manchester shall cause Kapiti and ACTS to transfer, convey and deliver the Newco Shares to Arsenal, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws), and in exchange therefor Arsenal shall issue to Kapiti and ACTS the Exchange Shares, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws).

(c)	If a ruling substantially to the effect of Core Ruling (4) is received as part of the IRS Private Letter Ruling, immediately following the receipt of such IRS Private Letter Ruling (but in no event prior to the Coniston Closing Date), in the manner set forth in the IRS Private Letter Ruling, Arsenal shall cause Newco to merge with and into a newly formed, wholly owned Subsidiary of Arsenal that is, or otherwise elects to be, disregarded as an entity separate from its owner for US federal tax purposes (Exchange Sub), with Exchange Sub continuing as the surviving entity. This Agreement shall constitute a plan of reorganization pursuant to which, if such merger occurs, the Arsenal Exchange and such merger, taken together, are intended to constitute a “reorganization” under Code section 368(a), of which Arsenal and Newco are parties.

(d)	If a ruling substantially to the effect of Core Ruling (4) is not received as part of an IRS Private Letter Ruling, Arsenal shall not cause Newco to merge with and into Exchange Sub or liquidate Newco and will not consider such a merger or liquidation any earlier than the two-year anniversary of the Coniston Closing Date.

1.2	Cooperation of Arsenal

(a)	Arsenal and Manchester shall cooperate, and take, or use their respective commercially reasonable efforts to cause to be taken, all actions, and to do, or use their respective commercially reasonable efforts to cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and give effect to the transactions contemplated by Section 1.1 in accordance with the terms of this Agreement.

(b)	Without limiting the foregoing, by a date as soon after the execution of this Agreement as is reasonably practicable, which date the Parties currently expect will be within ten (10) business days after the date hereof, Arsenal shall prepare and file with the SEC an information statement meeting the requirements of Regulation 14C under the Exchange Act and shall prepare any other notice required under the General Corporation Law of the State of Delaware, if any, to be sent to Arsenal stockholders to the extent required to give effect to the actions taken by the Written Consents. Arsenal shall respond to any comments or requests for additional information from the SEC or its staff as soon as practicable after receipt of any such comments or requests, and shall cause the information statement to be mailed to its stockholders at the earliest practicable time (and in no event later than five (5) business days after indication from the SEC staff that no further comments on the information statement will be forthcoming). Arsenal shall notify Manchester promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the information statement. Arsenal shall supply Manchester with copies of all correspondence between Arsenal or any of its representatives, on the one hand, and the SEC or its staff or any other government officials, on the other hand, with respect to the information statement. Prior to responding to any such comments or requests or the filing or mailing of the information statement, Arsenal shall provide Manchester with a reasonable opportunity to review and comment on any drafts of the information statement and all related correspondence and filings and shall give reasonable consideration to all comments proposed by Manchester. Manchester shall use all commercially reasonable efforts to cooperate with Arsenal and its advisers to provide as promptly as reasonably practicable any information or responses to comments or other assistance reasonably requested by Arsenal in connection with the foregoing.

2.	CONISTON TRANSACTION

2.1	Repurchase of Exchange Shares

Upon the terms and subject to the conditions of this Agreement, at the Coniston Closing, Manchester shall cause MPL, Kapiti and ACTS to sell, transfer, convey and deliver to Arsenal, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws) and Arsenal shall buy from MPL, Kapiti and ACTS, 24,442,083 Arsenal Shares held by MPL, Kapiti and ACTS (the Repurchase Shares) for an aggregate consideration of $577.4 million (the Repurchase Consideration) at a price per Arsenal Share equal to $23.62. The Repurchase Consideration includes consideration in the amount of $4.80 per Arsenal Share for the agreement by Manchester to divest its Control over Arsenal, which consideration is an integral part of this Agreement without which the Parties would not have entered into this Agreement or the transactions contemplated hereby. The Repurchase Consideration shall be paid in U.S. dollars by wire transfer of immediately available funds to the Manchester Bank Account.

2.2	Public Secondary Offering

(a)

Upon the terms and subject to the conditions of this Agreement (including satisfaction of the Offering Conditions), Manchester shall use commercially reasonable efforts to, and shall cause Kapiti and ACTS to use their respective commercially reasonable efforts to, conduct a secondary public offering of the Secondary Offering Shares (the Secondary Offering) pursuant to which Kapiti and ACTS shall sell to the Lead Underwriters (as defined herein) and one or more of the underwriters set forth on Schedule 2.2(a) (the Underwriters), together with any syndicate established by such Underwriters, pursuant to a customary underwriting agreement, subject to the immediately following sentence, no fewer than 36,000,000 Secondary Offering Shares or such greater number of Secondary Offering Shares that in the reasonable good faith judgment of the board of directors of Manchester is necessary to maintain compliance immediately after the Coniston Closing with Sections LR 9.2.2A and LR 6.1.4(2) of the Listing Rules (UK) of the UK Listing Authority and London Stock Exchange (the Minimum Secondary Offering Shares), which number of Secondary Offering Shares shall be determined prior to the Launch Date and sold to the public by the Underwriters at the maximum price achievable under the circumstances but in any event at a price to the public of not less than $16.50 per Secondary Offering Share (the Floor Price). Subject to Section 2.2(b) below, the aggregate number of Secondary Offering Shares sold by Kapiti and ACTS to the Underwriters in the Secondary Offering shall not, when combined with the Repurchase Shares, result in Manchester holding, directly or indirectly, fewer than 15.5 million Arsenal Shares (or such lesser number of Arsenal Shares as may be agreed by the Audit Committee of the Arsenal Board of Directors) prior to any exercise of the Underwriters’ over-allotment option (the Greenshoe).

(b)	To the extent the sale by Kapiti and ACTS of Arsenal Shares to the Underwriters pursuant to the Greenshoe would result in Manchester’s direct or indirect shareholding in Arsenal falling below 15.5 million Arsenal Shares (or such lesser number of Arsenal Shares as may be agreed by the Audit Committee of the Arsenal Board of Directors) (the Manchester Greenshoe Limit) then Arsenal shall have a right of first refusal to issue and sell pursuant to the Greenshoe such number of Arsenal Shares as is equal to the difference between the number of Arsenal Shares required to satisfy the Greenshoe and the number of Arsenal Shares that Manchester may sell without falling below the Manchester Greenshoe Limit (the Arsenal Right of First Refusal). Arsenal shall notify Manchester and the Lead Underwriters in writing within two (2) business days after Arsenal receives the Launch Notice (as defined below) as to whether it wishes to exercise the Arsenal Right of First Refusal in the event the Underwriters exercise the Greenshoe. If Arsenal fails to so notify Manchester and the Lead Underwriters of its intention to exercise the Arsenal Right of First Refusal or notifies Manchester and the Lead Underwriters that it does not wish to exercise the Arsenal Right of First Refusal, Manchester shall be entitled to fully participate in the Greenshoe notwithstanding the Manchester Greenshoe Limit.

(c)	Subject to paragraph (g) below, upon the terms and subject to the conditions of this Agreement and the Relevant Provisions (as defined below) of the Registration Rights Agreement, prior to the receipt of both (x) the Emerald Stockholder Approval and (y) the Arsenal Stockholder Approval, Manchester shall determine in its commercially reasonable discretion the date of the launch of the Secondary Offering (the Launch Date). In exercising its commercially reasonable discretion in selecting a Launch Date, Manchester agrees to consult regularly with the joint book running Underwriters of the Secondary Offering designated as such on Schedule 2.2(c) (the Lead Underwriters) to determine the earliest date reasonably practicable at which the Lead Underwriters believe market conditions and legal and regulatory requirements, including satisfaction of the Offering Conditions, would permit the Minimum Secondary Offering Shares to be sold to the public by the Underwriters at the maximum price achievable during the offering period provided for herein, but in any event at a price to the public of not less than the Floor Price. If Manchester selects a Launch Date pursuant to this Section 2.2(c), then Manchester shall notify Arsenal of such Launch Date as well as the number of Minimum Secondary Offering Shares (and the information relied upon by the board of directors of Manchester in determining the number of the Minimum Secondary Offering Shares) by written notice given not less than five (5) business days prior to the intended Launch Date (the Launch Notice).

(d)	If a Launch Notice is delivered pursuant to paragraph (c) above, and prior to the Launch Date Manchester reasonably determines that it would not be feasible or in the best interests of Manchester to proceed on the then scheduled Launch Date or if the Offering Conditions no longer continue to be met on or after the then scheduled Launch Date, Manchester shall notify Arsenal of the postponement of the then scheduled Launch Date or Secondary Offering and shall deliver to Arsenal a new Launch Notice establishing a new Launch Date and the process set forth in paragraphs (c), (e), (g), (i) and the penultimate sentence of paragraph (b) of this Section 2.2 shall apply in respect of such new Launch Date mutatis mutandis.

(e)

Upon the terms and subject to the conditions of this Agreement and the Relevant Provisions of the Registration Rights Agreement, after the receipt of both (x) the Emerald Stockholder Approval and (y) the Arsenal Stockholder Approval, so long as (i) the Manchester Shareholder Approval has been obtained, (ii) the actual five (5) trading day volume weighted average price of the Arsenal Shares has exceeded and continues to exceed the Floor Price and (iii) each of the Offering Conditions (other than clause (iv) of the definition of “Market Disruption” and clauses (vii) and (viii) of the definition of “Offering Conditions” (collectively, the Special Offering Conditions)) is met, then Arsenal shall be entitled to deliver to

Manchester a written demand that Manchester proceed with the Secondary Offering (a Launch Demand). Within two (2) business days after receipt by Manchester of such Launch Demand, Manchester shall, if each of the Offering Conditions (including the Special Offering Conditions) continues to be met, select a Launch Date within the subsequent five (5) trading day period that Manchester reasonably determines after consultation with the Lead Underwriters is the most likely date during such five (5) trading day period to result in a sale to the public by the Underwriters of the Minimum Secondary Offering Shares at the maximum price achievable during such offering period, but in any event at a price to the public of not less than the Floor Price; provided, that, if the Launch Demand is delivered during the Market Holiday or within five (5) trading days prior to the commencement of the Market Holiday, then Manchester shall select as the Launch Date the first trading day after the expiration of the Market Holiday. If Manchester selects a Launch Date pursuant to this Section 2.2(e), then Manchester shall promptly notify Arsenal of such Launch Date as well as the number of Minimum Secondary Offering Shares (and the information relied upon by the board of directors of Manchester in determining the number of Minimum Secondary Offering Shares) by written notice (also referred to herein as the Launch Notice). If following receipt of a Launch Demand, Manchester fails to select a Launch Date, postpones a then scheduled Launch Date or Secondary Offering or fails thereafter to establish a new Launch Date, in each case because of a failure of any of the Offering Conditions to be met, Manchester shall, within one (1) business day of such failure or postponement, provide Arsenal and Emerald with the information relied upon by the board of directors of Manchester in determining that any such Offering Condition fails to be met, including the material information and advice provided to Manchester by any of the Lead Underwriters relating to such matter.

(f)	If a Launch Notice is delivered pursuant to paragraph (e) above and (x) prior to the then scheduled Launch Date the board of directors of Manchester determines in its reasonable good faith judgment to postpone such Launch Date because either (1) prior to such Launch Date the Offering Conditions no longer continue to be met or (2) the board of directors of Manchester determines in its reasonable good faith judgment that the Offering Conditions will not be met during the eight (8) business days immediately following such Launch Date or (y) after the Launch Date the board of directors of Manchester determines in its reasonable good faith judgment to postpone the Secondary Offering because the Offering Conditions no longer continue to be met, Manchester shall notify Arsenal of the postponement of the then scheduled Launch Date (in the case of subclause (x)) or Secondary Offering (in the case of subclause (y)) and shall deliver to Arsenal a new Launch Notice establishing a new Launch Date at the earliest date reasonably practicable thereafter at which the Offering Conditions are expected to be satisfied and market conditions and legal and regulatory requirements would permit the Minimum Secondary Offering Shares to be sold to the public by the Underwriters at a price of not less than the Floor Price and the process set forth in paragraphs (e), (i) and the penultimate sentence of paragraph (b) of this Section 2.2 shall apply in respect of such new Launch Date mutatis mutandis.

(g)

Upon the terms and subject to the conditions of this Agreement and the Relevant Provisions of the Registration Rights Agreement, if the Emerald Definitive Agreement is terminated in accordance with its terms, after the date of such termination, so long as (i) the Manchester Shareholder Approval has been obtained, (ii) the actual five (5) trading day volume weighted average price of the Arsenal Shares has exceeded and continues to exceed the Floor Price and (iii) each of the Offering Conditions (other than the Special Offering Conditions) is met, then Arsenal shall be entitled to deliver to Manchester a Launch Demand (a Termination Launch Demand). Within two (2) business days after receipt by Manchester of such Termination Launch Demand, Manchester shall, if each of the Offering Conditions (including the Special Offering Conditions) continues to be met, select a Launch Date within the subsequent twenty (20) trading day period that Manchester reasonably determines after consultation with the Lead Underwriters is the most likely date during such twenty (20) trading day period to result in a sale to the public by the Underwriters of the Minimum Secondary Offering Shares at the maximum price achievable during such offering period, but in any event at a price to the public of not less than the Floor Price; provided, that, if the Termination Launch Demand is delivered during the Market Holiday or within five (5) trading days prior to the commencement of the Market Holiday, then Manchester shall select a Launch Date within the ten (10) trading day period after the expiration of the Market Holiday. If Manchester selects a Launch Date pursuant to this Section 2.2(g), then Manchester shall promptly notify Arsenal of such Launch Date as well as the number of Minimum Secondary Offering Shares (and the information relied upon by the board of directors of Manchester in determining the number of Minimum Secondary Offering Shares) by written notice (also referred to herein as the Launch Notice). If following receipt of a Termination Launch Demand, Manchester fails to select a Launch Date, postpones a then scheduled Launch Date or Secondary Offering or fails thereafter to establish a new Launch Date, in each case because of a failure of any of the Offering Conditions to be met, Manchester shall, within one (1) business day of such failure or postponement, provide Arsenal with the information relied upon by the board of directors of Manchester in determining that any such Offering Condition fails to be met, including the material information and advice provided to Manchester by any of the Lead Underwriters relating to such matter.

(h)	If a Launch Notice is delivered pursuant to paragraph (g) above and (x) prior to the then scheduled Launch Date the board of directors of Manchester determines in its reasonable good faith judgment to postpone such Launch Date because either (1) prior to such Launch Date the Offering Conditions no longer continue to be met or (2) the board of directors of Manchester determines in its reasonable good faith judgment that the Offering Conditions will not be met during the eight (8) business days immediately following such Launch Date or (y) after the Launch Date the board of directors of Manchester determines in its reasonable good faith judgment to postpone the Secondary Offering because the Offering Conditions no longer continue to be met, Manchester shall notify Arsenal of the postponement of the then scheduled Launch Date (in the case of subclause (x)) or Secondary Offering (in the case of subclause (y)) and shall deliver to Arsenal a new Launch Notice establishing a new Launch Date at the earliest date reasonably practicable thereafter at which the Offering Conditions are expected to be satisfied and market conditions and legal and regulatory requirements would permit the Minimum Secondary Offering Shares to be sold to the public by the Underwriters at a price of not less than the Floor Price and the process set forth in paragraph (i) and the penultimate sentence of paragraph (b) of this Section 2.2 shall apply in respect of such new Launch Date mutatis mutandis.

(i)	Unless the Launch Date specified in a Launch Notice or in response to a Launch Demand has been rescheduled in accordance with Section 2.2(d), (f) or (h), on the Launch Date specified in a Launch Notice or in response to a Launch Demand, Manchester shall request that Arsenal (and Arsenal shall), and Manchester and Arsenal shall use their respective commercially reasonable efforts to cause, the Lead Underwriters to publicly announce the commencement on the Launch Date of and conduct a road show that lasts not more than five (5) business days beginning on the Launch Date assuming full-time participation by Arsenal’s CEO and CFO during that period in accordance with Section 2.2(k). At the end of such five (5) business day period (or such lesser period as agreed to by Manchester after consultation with the Lead Underwriters), assuming continued satisfaction of the Offering Conditions, Manchester shall formally request, and shall use its commercially reasonable efforts to cause, the Lead Underwriters to execute and deliver an underwriting agreement in reasonably customary form, reasonably satisfactory to the Lead Underwriters and that contains terms not inconsistent with Section 2.4(m) and 2.5(a) of the Registration Rights Agreement, for a firm commitment, fixed price underwritten public offering that includes the highest price the Lead Underwriters are prepared to offer to the public for the Minimum Secondary Offering Shares, which price is equal to or greater than the Floor Price (an Acceptable Underwriting Agreement). If the Lead Underwriters present Manchester and Arsenal with an Acceptable Underwriting Agreement, then Manchester and Arsenal shall promptly execute and deliver, and Manchester shall cause Kapiti and ACTS to execute and deliver, such Acceptable Underwriting Agreement and agree to be bound thereby, and thereafter Manchester and Arsenal shall comply with such Acceptable Underwriting Agreement and shall use their respective commercially reasonable efforts to cause the Secondary Offering to be completed. Manchester and Arsenal shall not execute an Acceptable Underwriting Agreement that prevents either Manchester or Arsenal from complying with its obligations under this Section 2.2.

(j)

Offering Conditions shall mean (i) a shelf registration statement has been filed with the SEC and is effective that permits Manchester, Kapiti and ACTS to conduct the Secondary Offering (the Secondary Offering Registration Statement), (ii) Arsenal has complied with its obligations under Section 2.2(k) and the Relevant Provisions of the Registration Rights Agreement (except for any failures that have not had and would not reasonably be expected to have a material adverse effect on the Secondary Offering, including by affecting the ability of the Lead Underwriters to enter into an Acceptable Underwriting Agreement), (iii) Arsenal has advised Manchester that the Secondary Offering Registration Statement, the related prospectus and any documents incorporated or deemed to be incorporated therein by reference (x) are appropriately responsive in all material respects to the requirements of the Securities Act and/or the Exchange Act, as applicable, and (y) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) Arsenal has advised Manchester that it is prepared to enter into an underwriting agreement satisfactory to the Underwriters and is able to cause to be delivered the opinions of counsel and “cold comfort” letters from its independent certified public accountants, in each case as contemplated by such underwriting agreement and Section 2.4(m) of the Registration Rights Agreement, (v) no Market Disruption is then in effect, (vi) no SEC stop order that would suspend the effectiveness of the Secondary Offering Registration Statement is in effect and no proceedings for the issuance of an SEC stop order have been initiated, (vii) no pending earnings announcement or other material disclosure regarding Arsenal or Emerald is determined by the board of directors of Manchester, in its reasonable good faith judgment after receipt of advice from the Lead Underwriters, to warrant a delay in such offering because a failure to so delay is expected to materially interfere with the ability to sell the Minimum Secondary Offering Shares at or above the Floor Price and (viii) the actual five (5) trading day volume weighted average price of the Arsenal Shares is not determined by the board of directors of Manchester, in its reasonable good faith judgment after receipt of advice from the Lead Underwriters, to fail to exceed or continue to exceed the Floor Price by an amount sufficient to permit the Secondary Offering to be completed at or above the Floor Price. Relevant Provisions of the Registration Rights Agreement means Sections 2.1, 2.3(a), 2.4, 2.7, 2.8 and 2.9(a) and (b) thereof.

(k)

Without limiting in any way Manchester’s rights under the Relevant Provisions of the Registration Rights Agreement, from the date of this Agreement until the Coniston Closing, Arsenal shall, and shall cause its Affiliates and each of its and their respective representatives to, and shall use its commercially reasonable efforts to cause Emerald and its Affiliates and each of their respective representatives to, use each of their commercially reasonable efforts to provide all cooperation reasonably requested by Manchester or the Underwriters in connection with the Secondary Offering, including using commercially reasonable efforts to (a) cause appropriate executive officers and employees of Arsenal and Emerald (i) to be reasonably available to meet with the Underwriters, rating agencies and prospective investors in meetings, presentations, road shows and due diligence sessions (it being understood, and Arsenal agrees, that during the road show that occurs after the Launch Date, the participation of Arsenal’s CEO and CFO shall be required on a full-time basis including travel to meet prospective and current investors), (ii) to provide reasonable and customary management and legal representations to auditors and (iii) to provide reasonable and timely assistance with the preparation of business projections and similar materials, (b) otherwise reasonably cooperate with the marketing efforts of Manchester and the Underwriters for the Secondary Offering, (c) furnish Manchester and the Underwriters and their respective counsel promptly with all reasonable and customary financial information regarding Arsenal and Emerald and all documents reasonably necessary for their due diligence review as shall exist (or if not existing, using commercially reasonable efforts to prepare such reasonable and customary financial information) and as may be reasonably requested by Manchester or the Underwriters, (d) promptly prepare a registration statement, prospectus and prospectus supplement for the Secondary Offering and provide Manchester and the Underwriters and their respective counsel with a reasonable opportunity to review and comment thereon, (e) obtain customary comfort letters from the auditors of Arsenal and Emerald and consent from such auditors for use of any of their audit reports (including but not limited to by including such reports in any offering or information documents for the Secondary Offering, including any registration statement or related prospectus) and SAS 100 reviews, (f) obtain customary legal opinions or other certificates or documents of Arsenal and Emerald as may reasonably be requested by Manchester or the Underwriters, (g) prepare any financial information as required by the rules and regulations of the SEC and (h) take such reasonable and customary further actions that the Underwriters or their counsel deem reasonably necessary or required in order to consummate the Secondary Offering, in each case as promptly as reasonably practicable and to the greatest extent practicable to permit the Secondary Offering to be launched on or prior to the Launch Date in accordance with the Registration Rights Agreement. From the date of this Agreement until the Coniston Closing, Manchester shall, and shall cause its Affiliates and each of its and their respective representatives to, use commercially reasonable efforts to provide all cooperation reasonably requested by Arsenal and the Underwriters in connection with the Secondary Offering, including using commercially reasonable efforts to (a) furnish Arsenal promptly with all reasonable and customary information regarding Manchester required in connection with the registration statement and prospectus for the Secondary Offering and (b) obtain customary legal opinions or other certificates or documents as may reasonably be requested by Arsenal or the Underwriters, in each case as promptly as reasonably practicable and to the greatest extent practicable to permit the Secondary Offering to be launched on or prior to the Launch Date in accordance with the Registration Rights Agreement.

(l)	If notwithstanding compliance with the provisions of this Section 2.2 the Lead Underwriters do not offer an Acceptable Underwriting Agreement at the end of the scheduled road show following a Launch Date, then until this Agreement terminates or expires in accordance with its terms the process set forth in paragraphs (e), (g) and (i) of this Section 2.2 shall apply in respect of any new Launch Date mutatis mutandis.

(m)	The closing of the Greenshoe (the Greenshoe Closing) shall take place at the time and in the manner provided in, and upon the terms and subject to the conditions of, the Underwriting Agreement.

(n)	For avoidance of doubt, notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that (A) while Manchester agrees to use its commercially reasonable efforts to cause the Lead Underwriters to do so, Manchester is unable to cause the Lead Underwriters to offer to execute an Acceptable Underwriting Agreement and nothing herein is intended to (x) imply any commitment on the part of the Lead Underwriters to do so or (y) represent the ability of the Lead Underwriters to sell the Minimum Secondary Offering Shares at a price to the public of not less than the Floor Price and (B) the execution by the Lead Underwriters of an Acceptable Underwriting Agreement is a condition to the Secondary Offering.

(o)	For avoidance of doubt, notwithstanding anything to the contrary contained herein or in the Registration Rights Agreement, the Parties acknowledge and agree that Arsenal is entitled to file an automatic universal shelf promptly after execution of this Agreement, copies of which have been made available to Manchester.

2.3	Coniston Closing

The closing of the Arsenal Exchange and the Coniston Transaction (the Coniston Closing) shall take place as soon as reasonably practicable, but in no event later than three (3) business days following the satisfaction of all conditions precedent to closing of the Coniston Transaction set forth in Section 7.1 (other than those conditions that by their nature are to be satisfied at the Coniston Closing, but subject to the satisfaction of those conditions), or at such other time and date as shall be mutually agreed between Manchester and Arsenal (the Coniston Closing Date).

2.4	Coniston Closing Deliveries

At the Coniston Closing:

(a)	Manchester shall cause Kapiti and ACTS to transfer, convey and deliver to Arsenal the Newco Shares, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws);

(b)	Arsenal shall issue to Kapiti and ACTS the Exchange Shares, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws);

(c)	Manchester shall cause MPL, Kapiti and ACTS to sell, transfer, convey and deliver to Arsenal the Repurchase Shares, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws);

(d)	Arsenal shall deliver to Manchester the Repurchase Consideration;

(e)	Manchester shall deliver to Arsenal the resignations of Manchester’s current nominees to the Arsenal Board of Directors (other than those being nominated by Manchester pursuant to the Amended and Restated Relationship Agreement);

(f)	Arsenal shall deliver to Manchester the certificate called for in Section 7.1(b)(vi) and (vii), and Manchester shall deliver to Arsenal the certificate called for in Section 7.1(c)(v) and (vi);

(g)	Each Party shall deliver to the other Party duly executed counterparts of each Transaction Document that is to be entered into on the Coniston Closing Date;

(h)	Manchester shall deliver to Arsenal a statement from Newco as provided for under the Code and applicable Treasury regulations certifying that Newco is not, and has not been, a “United States real property holding corporation”;

(i)	Manchester shall deliver to Arsenal the corporate books and records of Newco, including true and correct copies of all documents relating to the US Reorganization; and

(j)	Manchester shall cause the PLR Bank Guarantee and the Historic Bank Guarantee to be delivered to Arsenal.

2.5	Withholding Taxes

All consideration delivered pursuant to this Section 2 or Section 3 shall not be reduced by, and shall be made free and clear of, any withholding or similar Taxes (provided that the statement described in Section 2.4(h) shall have been delivered).

3.	CONTINGENT REPURCHASE TRANSACTION

3.1	Contingent Repurchase of Arsenal Shares

Upon the satisfaction of all conditions precedent necessary for closing of the Emerald Transaction (other than that the Coniston Closing shall have occurred and other than those conditions that by their nature are to be satisfied on the date of the closing of the Emerald Transaction), Arsenal shall provide written notice stating the same to Manchester in the form of a certificate signed by duly authorized representatives of both Arsenal and Emerald. Manchester shall have ten (10) business days after receipt of such certificate to provide a written notice (the Contingent Repurchase Election Notice) to Arsenal requiring it to purchase the Contingent Repurchase Shares (the Contingent Repurchase). If Manchester provides the Contingent Repurchase Election Notice, then the Contingent Repurchase Consideration shall be paid by Arsenal at the Contingent Repurchase Closing in U.S. dollars by wire transfer of immediately available funds to the Manchester Bank Account.

3.2	Contingent Repurchase Closing

The closing of the Contingent Repurchase (the Contingent Repurchase Closing) shall take place on the later of (i) the second business day after the Emerald Closing and (ii) the fifth business day after Manchester has provided the Contingent Repurchase Election Notice, or at such other time and date as shall be mutually agreed between Manchester and Arsenal (the Contingent Repurchase Closing Date), in either case subject to the satisfaction of all conditions precedent to the Contingent Repurchase Closing set forth in Section 7.2.

3.3	Contingent Repurchase Closing Deliveries

At the Contingent Repurchase Closing:

(a)	Manchester shall cause Kapiti and ACTS to sell, transfer, convey and deliver to Arsenal the Contingent Repurchase Shares, free and clear of all Liens (other than any Liens or restrictions imposed solely by virtue of applicable securities laws); and

(b)	Arsenal shall deliver to Manchester the Contingent Repurchase Consideration.

4.	REPRESENTATIONS AND WARRANTIES OF MANCHESTER

Manchester represents and warrants to Arsenal that:

4.1	Organization; Authority; Execution and Delivery; Enforceability

(a)	Manchester is a public limited company duly formed and validly existing under the Laws of England and Wales.

(b)	Manchester has all necessary corporate power and authority to enter into this Agreement and each Transaction Document to which it is, or will be, a party, and, subject to obtaining the Manchester Shareholder Approval, to perform its obligations under this Agreement and each such Transaction Document and to complete the Coniston Transaction and the Contingent Repurchase. The execution, delivery and performance by Manchester of this Agreement, each of the Written Consents and each Transaction Document to which it is, or will be a party, and, subject to obtaining the Manchester Shareholder Approval, the completion of the Coniston Transaction and the Contingent Repurchase have been duly authorized and all necessary corporate proceedings on the part of Manchester have been taken. This Agreement has been, and each of the Written Consents and each Transaction Document to which Manchester is, or will be, a party has been or will be, duly executed and delivered by Manchester, and assuming the due authorization, execution and delivery by each other party, constitutes a legal, valid and binding obligation of Manchester, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity.

(c)	Kapiti is a limited company duly formed and validly existing under the Laws of England and Wales and a Subsidiary of Manchester. ACTS is a limited company duly formed and validly existing under the Laws of England and Wales and a Subsidiary of Manchester. MPL is a limited company duly formed and validly existing under the Laws of England and Wales and a Subsidiary of Manchester. Each of Kapiti and ACTS have all necessary corporate power and authority to complete the Arsenal Exchange, the Coniston Transaction and the Contingent Repurchase. MPL has all necessary corporate power and authority to complete the Coniston Transaction. The completion of the Arsenal Exchange, the Coniston Transaction and the Contingent Repurchase have been duly authorized and all necessary corporate proceedings on the part of each of Kapiti and ACTS have been taken. The completion of the Coniston Transaction has been duly authorized and all necessary corporate proceedings on the part of MPL have been taken.

(d)	At the Coniston Closing Date, Newco will be a corporation duly formed and validly existing under the Laws of the State of Delaware. At the Coniston Closing date, Newco will have full power and authority to own or lease and to operate and use its assets and properties and to conduct its business as then conducted. True and complete copies of the certificate of incorporation and all amendments thereto and of the by-laws, as amended to date, of Newco will have been delivered to Arsenal on or prior to the Coniston Closing Date.

(e)	Immediately prior to the date of this Agreement, the board of directors of Manchester (or a duly constituted committee thereof), at a meeting duly called and held, duly adopted resolutions resolving to: (i) recommend that Manchester’s shareholders approve the transactions contemplated by this Agreement in the manner required by LR13.3.1R(5) of the Listing Rules of the Financial Service Authority; and (ii) approve this Agreement, each Transaction Document to which Manchester is, or will be, a party and the transactions contemplated hereby and thereby, including the Coniston Transaction and the Contingent Repurchase.

4.2	No Conflicts; Consents

(a)

The execution, delivery and, subject to obtaining the Manchester Shareholder Approval, performance of this Agreement by Manchester and of each of the Written Consents and each Transaction Document to which it is, or will be, a party do not, and, subject to obtaining the Manchester Shareholder Approval, the completion of the Coniston Transaction and the Contingent Repurchase will not, (i) conflict with or violate the articles of association of Manchester, (ii) conflict with or violate any applicable Law or Order applicable to Manchester or its assets or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of Manchester’s assets pursuant to, any material Contract or other instrument or obligation to which Manchester is a party or by which Manchester or its assets are otherwise bound; except, in the case of clauses (ii) and (iii), for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, materially impair the ability of Manchester to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Manchester.

(b)	The completion of the Arsenal Exchange, the Coniston Transaction and the Contingent Repurchase will not, (i) conflict with or violate the articles of association of Kapiti or ACTS, (ii) conflict with or violate any applicable Law or Order applicable to Kapiti or ACTS or their respective assets (including the Newco Shares), or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of the assets of Kapiti or ACTS (including the Newco Shares) pursuant to, any material Contract or other instrument or obligation to which Kapiti or ACTS is a party or by which Kapiti or ACTS or their respective assets (including the Newco Shares) are otherwise bound; except, in the case of clauses (ii) and (iii), for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, materially impair the ability of Kapiti or ACTS to perform its respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Kapiti or ACTS.

(c)	The completion of the Coniston Transaction will not, (i) conflict with or violate the articles of association of MPL, (ii) conflict with or violate any applicable Law or Order applicable to MPL or its assets or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of the assets of MPL pursuant to, any material Contract or other instrument or obligation to which MPL is a party or by which MPL or its assets are otherwise bound; except, in the case of clauses (ii) and (iii), for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, materially impair the ability of MPL to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by MPL.

(d)	Other than the filing with the UK Listing Authority of the Circular, the execution, delivery and performance by Manchester of this Agreement and each Transaction Document to which it is, or will be, a party do not, and the completion of the Coniston Transaction and the Contingent Repurchase will not, require any Governmental Authorization to be obtained by Manchester, Kapiti, ACTS, MPL or Newco or any filing with any Governmental Authority to be made by Manchester, Kapiti, ACTS, MPL or Newco.

4.3	Litigation

As of the date of this Agreement, there are not any (a) Proceedings pending or, to the Knowledge of Manchester, threatened against or affecting Manchester, Kapiti, ACTS, MPL, Newco or any of their respective Affiliates or (b) investigations by any Governmental Authority that are pending or, to the Knowledge of Manchester, threatened against or affecting Manchester, Kapiti, ACTS, MPL, Newco or any of their respective Affiliates that, in either case, would, individually or in the aggregate, materially adversely affect the ability of Manchester to perform its obligations under this Agreement or any Transaction Document to which it is, or will be, a party or affect the ability of Manchester, Kapiti, ACTS, MPL, Newco or any of their respective Affiliates to complete the Arsenal Exchange, the Coniston Transaction or the Contingent Repurchase in accordance with the terms hereof.

4.4	Repurchase Shares; Contingent Repurchase Shares

(a)	Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, at the Coniston Closing Date, MPL, Kapiti and ACTS will own, in the aggregate, at least 79,811,511 Arsenal Shares free of any “adverse claim” (within the meaning of Section 8-102(1) of the UCC). Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, at the Coniston Closing Date, the Repurchase Shares (a) will not be subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests and (b) will not be subject to, and none of MPL, Kapiti or ACTS will be party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Repurchase Shares that purport to (i) prohibit MPL, Kapiti or ACTS from transferring the Repurchase Shares to Arsenal as contemplated by this Agreement or (ii) affect the Repurchase Shares or Arsenal after such transfer. Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, upon delivery of the Repurchase Shares in exchange for the Repurchase Consideration on the Coniston Closing Date, Arsenal will acquire good, valid and marketable title to all of the Repurchase Shares free and clear of all Liens, other than any Liens or restrictions imposed on the Repurchase Shares solely by virtue of applicable securities laws.

(b)	Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, at the Contingent Repurchase Closing Date, Kapiti and ACTS will own, in the aggregate, at least the number of Arsenal Shares set forth in the Contingent Repurchase Election Notice free of any “adverse claim” (within the meaning of Section 8-102(1) of the UCC). Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, at the Contingent Repurchase Closing Date, the Contingent Repurchase Shares (a) will not be subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests and (b) will not be subject to, and neither Kapiti nor ACTS will be party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Contingent Repurchase Shares that purport to (i) prohibit Kapiti or ACTS from transferring the Contingent Repurchase Shares to Arsenal as contemplated by this Agreement or (ii) affect the Contingent Repurchase Shares or Arsenal after such transfer. Assuming Arsenal complies with its obligations under this Agreement and is not in breach of its representations and warranties in Section 5.5, upon delivery of the Contingent Repurchase Shares in exchange for the Contingent Repurchase Consideration on the Contingent Repurchase Closing Date, Arsenal will acquire good, valid and marketable title to all of the Contingent Repurchase Shares free and clear of all Liens, other than any Liens or restrictions imposed on the Contingent Repurchase Shares solely by virtue of applicable securities laws.

4.5	Newco Capitalization; No Liabilities or Obligations

(a)

At the Coniston Closing Date, the authorized capital stock of Newco will consist of one hundred thousand (100,000) common shares, par value $0.01 per share, of which sixty-one thousand three hundred eight (61,308) common shares, constituting the Newco Shares, will be issued and outstanding. At the Coniston Closing Date, except for the Newco Shares, there will be no shares of capital stock or other equity securities of Newco issued, reserved for issuance, held by Newco as treasury stock or outstanding. At the Coniston Closing Date, the Newco Shares will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to or issued in violation of any purchase option, warrant, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation or bylaws of Newco or any Contract to which Newco is a party or Newco or the Newco Shares are otherwise bound. At the Coniston Closing Date, there will not be any bonds, debentures, notes or other indebtedness of Newco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Newco Shares may vote. At the Coniston Closing Date, there will not be any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Newco is a party or by which Newco or the Newco Shares are bound (i) obligating Newco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Newco, (ii) obligating Newco to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Newco Shares. At the Coniston Closing Date, there will not be any outstanding contractual obligations of Newco to repurchase, redeem or otherwise acquire any shares of capital stock of Newco.

(b)	At the Coniston Closing Date, except for the Arsenal Shares owned by it, Newco will not, directly or indirectly, (i) own, of record or beneficially, any outstanding voting securities or other equity interests in any corporation, partnership, limited liability company, joint venture or other entity or (ii) Control any corporation, partnership, limited liability company, joint venture or other entity. From and after June 1, 2010, except for the Arsenal Shares owned directly or indirectly by it and the Subsidiaries listed on Schedule 4.5(b) (which have no operations), Newco will not, directly or indirectly, (i) own, of record or beneficially, any outstanding voting securities or other equity interests in any corporation, partnership, limited liability company, joint venture or other entity or (ii) Control any corporation, partnership, limited liability company, joint venture or other entity. True and correct copies of any Contracts relating to the previously completed steps contemplated by the Restructuring Slides have been provided to Arsenal.

(c)	At the Coniston Closing Date, other than the ownership of capital stock of its Subsidiaries and Arsenal Shares, neither Newco nor any predecessor of Newco will have (i) conducted any business activities within the five (5) years prior to the date thereof, (ii) any liabilities (whether absolute, contingent or accrued) other than liabilities related to any Tax, (iii) any Contracts binding upon it other than those pursuant to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, (iv) any operations of any kind whatsoever or (v) any obligations other than obligations related to any Tax, routine corporate filings in the State of Delaware or those pursuant to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby. No other business entity has been merged into Newco or any predecessor of Newco within the past five (5) years.

4.6	The Newco Shares; Arsenal Shares Owned by Newco

(a)	At the Coniston Closing Date, Kapiti and ACTS will own, in the aggregate, 100% of the Newco Shares free of any “adverse claim” (within the meaning of Section 8-102(1) of the UCC). At the Coniston Closing Date, the Newco Shares (a) will not be subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests and (b) will not be subject to, and neither Kapiti nor ACTS will be party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Newco Shares that purport to (i) prohibit Kapiti or ACTS from transferring the Newco Shares to Arsenal as contemplated by this Agreement or (ii) affect the Newco Shares or Arsenal after such transfer. Upon delivery of the Newco Shares in exchange for the Exchange Shares on the Coniston Closing Date, Arsenal will acquire good, valid and marketable title to all of the Newco Shares free and clear of all Liens, other than any Liens or restrictions imposed on the Newco Shares solely by virtue of applicable securities laws.

(b)

At the Coniston Closing Date, Newco will own 61,308,295 Arsenal Shares free of any “adverse claim” (within the meaning of Section 8-102(1) of the UCC). At the Coniston Closing Date, the Arsenal Shares owned by Newco (a) will not be subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests and (b) will not be subject to, and Newco will not be party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Arsenal Shares owned by it that purport to affect the Arsenal Shares owned by Newco or Arsenal after the Coniston Closing Date. Upon delivery of the Newco Shares in exchange for the Exchange Shares on the Coniston Closing Date,

Newco will continue to have good, valid and marketable title to all of the Arsenal Shares owned by it free and clear of all Liens, other than any Liens or restrictions imposed on the Arsenal Shares owned by Newco solely by virtue of applicable securities laws.

4.7	Brokers

Other than as set forth on Schedule 4.7, the fees and expenses of which shall be paid by Manchester, no Person has or will have, as a result of the Coniston Transaction or the Contingent Repurchase, any right, interest or valid claim against or upon any Party for any commission, fee or other compensation as a finder or broker because of any act or omission by Manchester, Kapiti, ACTS, MPL, Newco, their respective Affiliates or any of their respective representatives.

4.8	Taxes

Except as set forth on Schedule 4.8, to the Knowledge of Manchester:

(a)	all material Taxes (whether or not shown on any Tax Return) owed by Newco or any Company Group, or for which Newco or any Company Group may otherwise be liable, have been timely paid;

(b)	each of Newco and each Company Group has filed all material Tax Returns required to be filed by it and has paid all Taxes shown thereon to be payable;

(c)	all such Tax Returns are complete and accurate in all material respects and disclose all material Taxes required to be paid by Newco and each Company Group for the periods covered thereby;

(d)	Newco has not been a member of any Company Group other than the one of which it is presently the common parent, and Newco does not have any liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) under any tax indemnification arrangement, as transferee or successor; and

(e)	during the last five (5) years, neither Newco nor any current or former Subsidiary of Newco nor any member of any Company Group has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied.

For purposes of this Section 4.8, all references to Newco shall include any predecessor of Newco.

5.	REPRESENTATIONS AND WARRANTIES OF ARSENAL

Arsenal represents and warrants to Manchester that:

5.1	Organization; Authority; Execution and Delivery; Enforceability

(a)	Arsenal is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b)

Arsenal has all necessary corporate power and authority to (i) enter into this Agreement and each Transaction Document to which it is, or will be, a party, (ii) subject to obtaining and the effectiveness of the Arsenal Written Consent, perform its obligations under this Agreement and each such Transaction Document and to complete the Arsenal Exchange, the Coniston Transaction and the Contingent Repurchase and (iii) subject to obtaining and the effectiveness of the Written Consents and obtaining the Arsenal Stockholder Approval, complete the Emerald Transaction. The execution, delivery and performance by Arsenal of this Agreement and each Transaction Document to which it is, or will be a party, and, subject to obtaining the Arsenal Written Consent, the completion of the Arsenal Exchange, the Coniston Transaction and the Contingent Repurchase and, subject to obtaining and the effectiveness of the Written Consents and obtaining the Arsenal Stockholder Approval, the Emerald Transaction, have been duly authorized and all necessary corporate proceedings on the part of Arsenal have been taken. This Agreement has been, and each Transaction Document to which Arsenal is, or will be, a party has been or will be, duly executed and delivered by Arsenal, and assuming the due authorization, execution and delivery by each other party, constitutes a legal, valid and binding obligation of Arsenal, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity.

(c)	The board of directors and the Audit Committee of Arsenal, at a meeting duly called and held, duly adopted resolutions resolving to: (i) recommend that Arsenal’s stockholders approve the transactions contemplated by this Agreement and the Emerald Definitive Agreement; and (ii) approve this Agreement, the Emerald Definitive Agreement, each Transaction Document to which Arsenal is, or will be, a party and the transactions contemplated hereby and thereby, including the Coniston Transaction, the Emerald Transaction and the Contingent Repurchase, in the manner required by the General Corporation Law of the State of Delaware and Arsenal’s Second Amended and Restated Certificate of Incorporation and Bylaws.

5.2	No Conflicts; Consents

(a)	Other than as set forth on Schedule 5.2(a), the execution, delivery and performance of this Agreement by Arsenal and of each Transaction Document to which it is, or will be, a party do not, and the completion of the Arsenal Exchange and the Coniston Transaction will not, (i) assuming Manchester complies with its obligations under this Agreement, conflict with or violate the certificate of incorporation, bylaws or other organizational documents of Arsenal, (ii) conflict with or violate any applicable Law or Order applicable to Arsenal or its assets or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of Arsenal’s assets pursuant to, any material Contract or other instrument or obligation to which Arsenal is a party or by which Arsenal or its assets are otherwise bound; except, in the case of clauses (ii) and (iii), for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, materially impair the ability of Arsenal to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Arsenal.

(b)	Assuming that all consents, approvals, authorizations and other actions described in Section 5.2(e) have been obtained and all filings and obligations described in Section 5.2(e) have been made, the completion of the Emerald Transaction and the Contingent Repurchase will not, other than as set forth on Schedule 5.2(a), (i) assuming Manchester complies with its obligations under this Agreement, conflict with or violate the certificate of incorporation, bylaws or other organizational documents of Arsenal, (ii) conflict with or violate any applicable Law or Order applicable to Arsenal or its assets or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of Arsenal’s assets pursuant to, any material Contract or other instrument or obligation to which Arsenal is a party or by which Arsenal or its assets are otherwise bound; except, in the case of clauses (ii) and (iii) as they relate to the Emerald Transaction, for any breach, violation, termination, default, acceleration, creation or change that would not, individually or in the aggregate, have an Arsenal Material Adverse Effect or materially impair the ability of Arsenal to perform its obligations hereunder or under the Emerald Definitive Agreement or prevent the consummation of any of the transactions contemplated hereby or thereby by Arsenal.

(c)	The completion of the merger with Newco will not, (i) conflict with or violate the certificate of incorporation or bylaws of Exchange Sub, (ii) conflict with or violate any applicable Law or Order applicable to Exchange Sub or its assets or (iii) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation or imposition of any Lien on any of the assets of Exchange Sub pursuant to, any material Contract or other instrument or obligation to which Exchange Sub is a party or by which Exchange Sub or its assets are otherwise bound.

(d)	Other than filings with the SEC and the filing of the amendments to Arsenal’s certificate of incorporation with the Secretary of State of the State of Delaware, the execution, delivery and performance by Arsenal of this Agreement and each Transaction Document to which it is, or will be, a party do not, and the completion of the Arsenal Exchange and the Coniston Transaction will not, require any Governmental Authorization to be obtained by Arsenal or Exchange Sub or any filing with any Governmental Authority to be made by Arsenal or Exchange Sub.

(e)	No filing or registration with, or authorization, consent or approval of, any Governmental Authority is required by or with respect to the completion by Arsenal of the Emerald Transaction and the Contingent Repurchase, except (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act, (ii) for the filing of the amendments to Arsenal’s certificate of incorporation and the certificate of merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Arsenal or any of its Subsidiaries is qualified to do business, (iii) such filings, authorizations, orders and approvals as may be required by applicable Takeover Laws, (iv) applicable requirements, if any, of state securities or “blue sky” laws and Nasdaq, (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have an Arsenal Material Adverse Effect or materially impair the ability of Arsenal to perform its obligations under the Emerald Definitive Agreement or prevent the consummation of any of the transactions contemplated thereby by Arsenal.

5.3	Litigation

As of the date of this Agreement, there are not any (a) Proceedings pending or, to the Knowledge of Arsenal, threatened against or affecting Arsenal, Exchange Sub or any of their respective Affiliates or (b) investigations by any Governmental Authority that are pending or, to the Knowledge of Arsenal, threatened against or affecting Arsenal, Exchange Sub or any of their respective Affiliates that, in either case, would, individually or in the aggregate, materially adversely affect the ability of Arsenal to perform its obligations under this Agreement or any Transaction Document to which it is, or will be, a party or affect the ability of Arsenal, Exchange Sub or any of their respective Affiliates to complete the Arsenal Exchange, the Coniston Transaction or the Contingent Repurchase in accordance with the terms hereof or the Emerald Transaction in accordance with the terms of the Emerald Definitive Agreement.

5.4	Change of Control

No Contract with any employee, officer or director of Arsenal or its Subsidiaries to which Arsenal or any of its Subsidiaries is a party or is otherwise bound contains any “change of control” or similar provision that would be triggered, in whole or in part, or that would otherwise give rise to any payment or acceleration of any benefit to such employee, officer or director, or loss of any benefit to Arsenal or its Subsidiaries, as a result of the completion of the Coniston Transaction, the Emerald Transaction or the Contingent Repurchase.

5.5	The Exchange Shares

At the Coniston Closing Date, the Exchange Shares will have been duly authorized, validly issued and be fully paid and non-assessable. At the Coniston Closing Date, the Exchange Shares (a) will not be subject to any Liens, claims, charges, mortgages, security interests, pledges, reversions or other property interests and (b) will not be subject to, and Arsenal will not be party to or otherwise bound by, any options, voting proxies, other voting arrangements, arrangements to sell, assign or transfer, preemptive, subscription, call, put or other similar rights relating to the Exchange Shares that purport to (i) prohibit Arsenal from transferring the Exchange Shares to Kapiti and ACTS as contemplated by this Agreement or (ii) affect the Exchange Shares or Kapiti or ACTS after such transfer. Upon delivery of the Exchange Shares in exchange for the Newco Shares on the Coniston Closing Date, Kapiti and ACTS will acquire good, valid and marketable title to all of the Exchange Shares, which will be fully paid, nonassessable and free and clear of all Liens, other than any Liens or restrictions imposed on the Exchange Shares solely by virtue of applicable securities laws.

5.6	Financial Capability

(a)	Attached as Exhibit 3 hereto is a true and complete copy of a commitment letter (the Commitment Letter), pursuant to which J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Barclays Bank PLC, Barclays Capital, UBS Securities LLC and UBS Loan Finance LLC (the Financing Source) have agreed, subject to the terms and conditions set forth therein, to provide financing in the aggregate amount set forth therein (the Financing).

(b)	As of the date hereof, except as set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Source to provide the Financing or that would permit the Financing Source to cancel or reduce the total amount of the Financing.

(c)	As of the date hereof, subject to its terms and conditions, the Financing, if funded in accordance with the Commitment Letter, together with available cash, would provide Arsenal with acquisition financing (i) on the Coniston Closing Date sufficient for Arsenal to complete the purchase of the Repurchase Shares at the Coniston Closing and to pay related fees and expenses incurred by Arsenal or for which Arsenal is responsible and (ii) on the Contingent Repurchase Closing Date sufficient for Arsenal to complete the purchase of the Contingent Repurchase Shares at the Contingent Repurchase Closing and to pay related fees and expenses incurred by Arsenal or for which Arsenal is responsible, in each case on the terms and subject to the conditions contemplated hereby and thereby.

(d)	As of the date hereof, the Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Arsenal and, to the Knowledge of Arsenal, the Financing Source, and (assuming that the Commitment Letter constitutes such obligation of the Financing Source) is in full force and effect and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws of general application relating to or affecting creditors’ rights generally and except for the limitations imposed by general principles of equity.

5.7	Brokers

Other than as set forth on Schedule 5.7, the fees and expenses of which shall be paid by Arsenal, no Person has or will have, as a result of the Coniston Transaction, the Emerald Transaction or the Contingent Repurchase, any right, interest or valid claim against or upon any Party for any commission, fee or other compensation as a finder or broker because of any act or omission by Arsenal, any of its Affiliates or any of its or their respective representatives.

5.8	Emerald Definitive Agreement

Attached as Exhibit 4 is a true, complete and correct copy of the Emerald Definitive Agreement. As of the date of this Agreement, (i) the Emerald Definitive Agreement has not been amended, supplemented or modified in any respect and (ii) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law), the Emerald Definitive Agreement, upon execution by the parties thereto, will be in full force and effect, and will be a valid and binding obligation of Arsenal and Merger Sub (assuming the valid authorization, execution and delivery of the Emerald Definitive Agreement by Emerald and the validity and binding effect of the Emerald Definitive Agreement on Emerald, which to the Knowledge of Arsenal is the case) and, to the Knowledge of Arsenal, Emerald and the other parties thereto. There are no conditions precedent related to the Emerald Transaction, other than as set forth in the Emerald Definitive Agreement. No state of facts exists or event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Arsenal or Merger Sub under any term or condition of the Emerald Definitive Agreement that would, with or without notice, lapse of time or both, result in the failure to satisfy the condition set forth in Section 6.2(a) of the Emerald Definitive Agreement.

6.	ADDITIONAL AGREEMENTS

6.1	Arsenal Financing

Without limiting any of its obligations under this Agreement and/or the Commitment Letter, during the period from the date hereof to the earlier of (i) the Contingent Repurchase Closing Date or, if Manchester elects not to require Arsenal to complete the Contingent Repurchase, the Coniston Closing Date and (ii) that date on which this Agreement is terminated, (a) Arsenal shall pay, or cause to be paid, the commitment fees specified in the Commitment Letter as and when due and shall use commercially reasonable efforts to comply with its obligations and enforce its rights under the Commitment Letter in a timely manner, including, if necessary, taking legal action in connection therewith, (b) without the consent of Manchester (which consent shall not be unreasonably withheld), Arsenal shall not agree to any material amendment or modification to the Commitment Letter, or any waiver of any provision or remedy thereunder, if such amendment, modification, waiver or remedy adds new (or adversely modifies existing) conditions to the consummation of the financings contemplated by the Commitment Letter or reduces the aggregate amount of the Financing in any material respect (without a corresponding increase in another portion of the Financing); provided that Arsenal may amend or modify the Commitment Letter (i) to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Commitment Letter as of the date hereof or (ii) otherwise so long as the terms would not, taken as a whole, adversely impact the ability of Arsenal to consummate the transactions contemplated by this Agreement or the other Transaction Documents, (c) if any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Arsenal shall use its commercially reasonable efforts to arrange for the unavailable portion of the Financing to be provided from alternative sources as promptly as practicable in an amount sufficient to consummate the purchase of the Repurchase Shares and the Contingent Repurchase; provided that Arsenal shall not be required to enter into any financing arrangements on terms that, taken as a whole, are less favorable to Arsenal in any material respect than those contemplated by the Commitment Letter and (d) Arsenal shall keep Manchester reasonably and promptly informed with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letter and shall give prompt notice to Manchester of any material adverse change with respect to such Financing of which Arsenal becomes aware. Without limiting the foregoing, Arsenal shall notify Manchester promptly, and in any event within two (2) business days, if at any time (i) the Commitment Letter shall expire or be terminated for any reason, (ii) the Financing Source notifies Arsenal that it no longer intends to provide part or all of the Financing to Arsenal on the terms set forth therein or (iii) for any reason Arsenal no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Commitment Letter on the terms described therein. Manchester shall, and shall cause its Affiliates and each of its and their respective representatives to, provide all cooperation reasonably requested by Arsenal, the Financing Source or their respective representatives in connection with the Financing. Except for the transactions contemplated by this Agreement and the Transaction Documents, Arsenal shall not, and shall not permit any of its Affiliates to, without the prior written consent of Manchester (which consent shall not be unreasonably withheld), enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, which transaction at the time of such transaction is reasonably expected to materially impair, delay or prevent consummation of the Financing contemplated by the Commitment Letter.

6.2	Emerald Merger

Notwithstanding anything contained herein or in the Registration Rights Agreement to the contrary, until the Coniston Closing, Arsenal shall under no circumstances (a) waive the Coniston Condition or (b) agree to any other material amendment to the Emerald Definitive Agreement.

6.3	Manchester Shareholder Circular

To the extent Manchester has not already done so, by a date as soon after the execution of this Agreement as is reasonably practicable, but in any event no later than five (5) business days after the date hereof, Manchester shall file with the UK Listing Authority a draft of the form of circular to be posted to the shareholders of Manchester in connection with the Manchester Shareholders Meeting (as defined below)

(the Circular). Not more than two (2) business days after the SEC has cleared the Form S-4 Registration Statement relating to the Emerald Transaction, Manchester shall file with the UK Listing Authority an updated draft of the Circular and request the document be approved for mailing and thereafter Manchester shall use commercially reasonable efforts to procure that as promptly as reasonably practicable, the approval of the UK Listing Authority for the Circular is obtained, and, subject to their fiduciary duties arising under the UK Companies Act 2006 and under English Law and their obligations under the Listing Rules issued by the UK Listing Authority, the board of directors of Manchester (or a duly appointed committee thereof) shall recommend that Manchester’s shareholders approve the Coniston Transaction and the Contingent Repurchase and that statements of such recommendation are included in the Circular. As soon as reasonably practicable (and in any event within one (1) business day) after the approval by the UK Listing Authority of the form of the Circular, Manchester shall mail the Circular to the shareholders of Manchester in order to call, give notice of, convene and hold a meeting of its shareholders or any adjournment or postponement thereof (the Manchester Shareholders Meeting) for the purpose of obtaining a resolution that is passed by a simple majority of those present in person or by proxy and entitled to vote on approving the Coniston Transaction and the Contingent Repurchase (the Manchester Shareholder Approval). The Circular shall to the extent reasonably practicable be mailed to the shareholders of Manchester concurrently with the mailing of the information statement to Arsenal stockholders in accordance with Section 1.2(b). The Manchester Shareholders Meeting shall be conducted within fifteen (15) days following the mailing of the Circular to the shareholders of Manchester. Manchester shall respond to any comments or requests for additional information from the UK Listing Authority as soon as reasonably practicable after receipt of any such comments or requests. Manchester shall notify Arsenal and Emerald as soon as reasonably practicable (and in any event within one (1) business day) upon the receipt of any comments from the UK Listing Authority or any other government officials and of any request by the UK Listing Authority or any other government officials for amendments or supplements to the form of Circular. Prior to responding to any such comments or requests or the filing or mailing of the form of Circular or the Circular, Manchester shall provide Arsenal and Emerald with a reasonable opportunity to review and comment on any drafts of the Circular and all related correspondence between Manchester or any of its representatives, on the one hand, and the UK Listing Authority or any other government officials, on the other hand, and shall give reasonable consideration to all comments proposed by Arsenal or Emerald with respect to such drafts or correspondence. Manchester shall supply Arsenal and Emerald with copies of all correspondence between Manchester or any of its representatives, on the one hand, and the UK Listing Authority or any other government officials, on the other hand, to the extent such correspondence relates to Arsenal, Emerald, any of the Transaction Documents or the transactions contemplated thereby or discloses information that is reasonably expected to materially affect the timing or the ability to consummate such transactions. Arsenal shall use all its reasonable efforts to cooperate with Manchester and its advisers to promptly provide any information or responses to comments or other assistance reasonably requested by Manchester in connection with the foregoing.

6.4	Amendment to Arsenal By-laws

As promptly as reasonably practicable after the Coniston Closing, each of Manchester and Arsenal shall use its respective commercially reasonable efforts to facilitate amendments to Arsenal’s By-laws in the form attached as Exhibit 5.

6.5	Appointment of Arsenal Directors and Arsenal Chairman

The initial nominees for election to the Arsenal Board of Directors, including Manchester’s initial nominees pursuant to Section 3.1 of the Amended and Restated Relationship Agreement, and the nominee for election as the first non-executive Chairman of Arsenal pursuant to Section 4 of the Amended and Restated Relationship Agreement, in each case who will serve immediately following the Coniston Closing, are forth on Schedule 6.5. Prior to the Coniston Closing, if any individual set forth on Schedule 6.5 shall not be eligible to serve in such capacity as a result of death, resignation, disqualification or any other cause, then a replacement for such individual shall be filled in accordance with Schedule 6.5.

6.6	Voting Agreement

Manchester, Arsenal, Emerald, MPUSH and MPL are concurrently entering into the Voting Agreement (substantially in the form attached as Exhibit 6), pursuant to which Manchester has agreed to cause its direct and indirect Subsidiaries to vote certain of their Arsenal Shares in accordance with the terms and subject to the conditions set forth in the Voting Agreement.

6.7	Public Announcements

Manchester shall issue a public announcement (substantially in the form attached as Exhibit 7) regarding this Agreement and the transactions contemplated hereby. Concurrently Arsenal and Emerald shall issue a joint public announcement regarding the this Agreement, the Emerald Definitive Agreement and the transactions contemplated hereby and thereby (substantially in the form attached as Exhibit 8). Except as required by Law or by the requirements of any securities exchange on which the securities of a Party are listed, the Parties shall cooperate as to the timing and contents of any other press release or other public announcement in respect of this Agreement or the transactions contemplated hereby or any communication with any news media with respect thereto.

6.8	Further Assurances

(a)	Arsenal and Manchester shall each use their commercially reasonable efforts to (i) obtain as promptly as practicable all Governmental Authorizations set forth on Schedule 6.8(a) and (ii) make, as promptly as practicable, all filings and other submissions to Governmental Authorities in connection with this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, in each case, as may be required under applicable Law; provided that each of Arsenal and Manchester shall consult and cooperate with each other in connection with the making of all such filings, including subject to any restrictions imposed by applicable Law, providing copies of all such documents to the non-filing party and its respective advisors prior to filing.

(b)	To the extent permitted by applicable Law, each Party shall promptly notify the other Party and Emerald of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement or any Transaction Document, and permit the other Party to review in advance any proposed communication by such Party to any such Governmental Authority. No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry related to the transactions contemplated by this Agreement or any Transaction Document unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. Subject to any applicable confidentiality agreements, to the extent permitted by applicable Law, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Subject to any applicable confidentiality agreements, to the extent permitted by applicable Law, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or member of the staff of any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, other than as set forth in Section 6.3, Manchester shall not be required to involve Arsenal or Emerald in the process of obtaining the approval of the UK Listing Authority for the Circular or any clearance, notification or filing that Manchester may be required or may elect to make with HM Revenue & Customs in the UK, other than keeping Arsenal and Emerald reasonably informed with respect to the foregoing.

(c)

Arsenal and Manchester shall cooperate, and use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Transaction Documents as promptly as reasonably practicable. Arsenal shall use its commercially reasonable efforts to ensure that the conditions set forth in

Sections 7.1(a), 7.1(b) and 7.2 are satisfied, insofar as such matters are within the control of Arsenal, including by executing a customary underwriting agreement containing terms consistent with the Registration Rights Agreement, and Manchester shall use its commercially reasonable efforts to ensure that the conditions set forth in Sections 7.1(a), 7.1(c) and 7.2 are satisfied, insofar as such matters are within the control of Manchester, including by causing Kapiti and ACTS to execute an Acceptable Underwriting Agreement containing terms consistent with the Registration Rights Agreement. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other legal prohibition that would prevent the Parties from consummating the transactions contemplated hereby or by the Transaction Documents, to use their commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be. If so requested by either Party, Manchester and Arsenal shall enter into a customary joint defense agreement to cooperate in mutual litigation seeking to prevent or lift any such injunction or other legal prohibition.

6.9	Use of Names

Following the Coniston Closing, Arsenal shall not represent that Arsenal or any of its Affiliates retains any connection with Manchester other than as set forth in this Agreement and the other Transaction Documents, and shall as soon as reasonably practicable make all filings with any office, agency or body and take all other actions necessary to effect the elimination of any reference to the name ‘Manchester’ in the corporate names, registered names or registered fictitious names of Arsenal and its Affiliates.

6.10	Section 16 Matters

The Board of Directors of Arsenal has approved the resolutions attached as Exhibit 9 hereto and shall, prior to the Coniston Closing, if requested to do so by Manchester, take all such further actions consistent with such resolutions as may be reasonably necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the acquisition and disposition of Arsenal Shares pursuant to the terms of this Agreement by Manchester and its Affiliates (including Kapiti, ACTS and MPL) from the application of Section 16 of the Exchange Act.

6.11	Termination of Stock Repurchase Agreement

The Parties hereby agree and acknowledge that the Stock Repurchase Agreement dated as of February 10, 2009 by and among Manchester, MPL, MPUSH and Arsenal shall, upon the completion of the Coniston Closing, be terminated and of no further force and effect without any notice or other action by any Person.

6.12	Patriot Merger Agreement

The Parties hereby agree and acknowledge that, notwithstanding anything herein to the contrary, no claim or request for indemnification shall be brought under or pursuant to this Agreement if and to the extent such claim or request is a Tax actually imposed on Manchester Health Care Systems, LLC with respect to its own activities (and, without limitation, not by reason of Treas. Reg. 1.1502-6 or any similar provision of state, local or foreign Law) that was, could have been or is capable of being brought under the Agreement and Plan of Merger, dated as of March 17, 2008, by and among Manchester, Manchester Healthcare Systems, LLC, Arsenal Healthcare Solutions Inc. and Patriot Merger Company, LLC.

6.13	India Migration

(a)

As soon as reasonably practicable after the date of this Agreement, the Parties shall negotiate in good faith a definitive agreement (the India Migration Plan) to implement: (i) the transfer of employment of Manchester India Employees from the relevant Manchester Group Member to Arsenal (or any of its Affiliates); (ii) the novation and assignment of the India Lease from the relevant Manchester Group Member to Arsenal (or any of its Affiliates); and (iii) the transfer (in a manner to be determined between the Parties in the India Migration Plan) of the benefits and obligations of the relevant Manchester Group Member under the HP Mercury Licence as they relate to the software development activities of Arsenal (and its Affiliates) undertaken in India as at the date of this Agreement. Each Party shall use its respective commercially reasonable efforts to obtain any necessary third Person consents or approvals in connection with the India Migration Plan.

(b)	If the Parties enter into the India Migration Plan, Schedule B to the Transitional Services Agreement shall cease (in accordance with the terms of the Transitional Services Agreement), and the relevant provisions of paragraphs (c) and (d) of this Section 6.13 shall apply, with respect to each transfer contemplated in Section 6.13(a) from the date such transfer is completed in accordance with the India Migration Plan.

(c)	If the Parties enter into the India Migration Plan, from and after the date on which the relevant transfer is completed, Arsenal shall indemnify and hold harmless Manchester (or the relevant Manchester Group Member) against all Losses relating to or arising from: (i) Manchester India Employees, with respect to the transfer of their employment to Arsenal (or any of its Affiliates) or to their subsequent employment (or any termination thereof) by Arsenal (or any of its Affiliates); (ii) the India Lease, with respect to any act or omission of Arsenal (or its Affiliates) thereunder that occurs after the novation and assignment of the India Lease in accordance with the India Migration Plan; and (iii) the assumption by Arsenal (or its Affiliates) of the benefits and obligations under the HP Mercury Licence or any act or omission of Arsenal (or its Affiliates) with respect thereto that occurs after the date of such assumption.

(d)	If the Parties enter into the India Migration Plan, from and after the date on which the relevant transfer is completed, Manchester shall indemnify and hold harmless Arsenal (or the relevant Arsenal Group Member) against all Losses relating to or arising from: (i) Manchester India Employees, with respect to the period prior to the transfer of their employment to Arsenal (or any of its Affiliates); (ii) the India Lease, with respect to any act or omission of Manchester (or its Affiliates) thereunder that occurs prior to the novation and assignment of the India Lease in accordance with the India Migration Plan; and (iii) the HP Mercury Licence, with respect to any act or omission of Manchester (or its Affiliates) with respect thereto that occurs prior to the date of assumption by Arsenal (or its Affiliates) of the benefits and obligations under such license.

(e)	Under the India Migration Plan: (i) as part of the novation and assignment of the India Lease, Arsenal shall assume the obligation to pay the lease deposit to the landlord in respect of the India Lease if the landlord gives written consent therefor; provided, that if the consent of the landlord is not obtained, Arsenal shall pay Manchester (or its relevant Affiliates) the amount of such deposit so long as the landlord has given written consent or acknowledgement to Arsenal and Manchester that the lease deposit held by the landlord belongs to Arsenal and not to Manchester; (ii) Arsenal shall have the right, but not the obligation, to notify Manchester that it wishes to purchase, at net book value as at the date of such notice, all PCs, telephones and other equipment owned by Manchester (or its relevant Affiliates) and used by Manchester India Employees as at the date of such notice; (iii) Manchester shall provide (and shall procure that its relevant Affiliates provide) reasonable IT resources and project management capabilities to enable Arsenal to execute and complete the India Migration Plan; provided, that Manchester shall not be required to pay or provide services which would result in any “out of pocket” IT expenses (including costs such as cabling costs, new equipment, third party costs and fees and internet service provider costs and fees) to assist Arsenal in the execution and completion of the India Migration Plan; and (iv) Arsenal shall bear the cost for (and shall be responsible for obtaining landlord consent to) any modifications it wishes to make to the property which is the subject of the India Lease.

6.14	Arsenal Exchange Sub

At such time as Arsenal shall cause Newco to merge with and into Exchange Sub in accordance with Section 1.1(c), Exchange Sub shall: (i) be a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware; (ii) be a wholly owned Subsidiary of Arsenal, disregarded as an entity separate from its owner for US federal tax purposes; and (iii) have all necessary power and authority to complete the merger with Newco as contemplated by this Agreement. At such time as Arsenal shall cause Newco to merge with and into Exchange Sub in accordance with Section 1.1(c), the completion of the merger with Newco shall be duly authorized and all necessary proceedings on the part of Exchange Sub will have been taken.

7.	CONDITIONS PRECEDENT

7.1	Conditions Precedent to the Coniston Closing

(a)	Neither Party shall be obligated to complete the Coniston Closing if, on the Coniston Closing Date, any Law, injunction or other legal prohibition preventing the closing of the Coniston Transaction shall be in effect; provided, that if any such Law, injunction or other legal prohibition preventing the Coniston Transaction is in effect, then the Parties shall use their respective commercially reasonable efforts to remove such injunction or other legal prohibition and proceed with the Coniston Closing.

(b)	The obligation of Manchester to complete the Coniston Closing is subject to the satisfaction on or prior to the Coniston Closing Date of the following conditions:

(i)	Manchester shall have, concurrently with and as part of the Coniston Closing, completed the Secondary Offering (A) of no fewer than the Minimum Secondary Offering Shares and (B) at a price to the public per Secondary Offering Share of not less than the Floor Price;

(ii)	the Manchester Shareholder Approval shall have been obtained;

(iii)	each of the Transaction Documents required to be delivered by Arsenal at the Coniston Closing shall have been duly executed and delivered by Arsenal;

(iv)	the Financing contemplated by the Commitment Letter shall have been consummated in all material respects in accordance with the terms of the Commitment Letter;

(v)	there shall have been no material changes to the Emerald Definitive Agreement that were not approved by Manchester;

(vi)	the representations and warranties of Arsenal made in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and the Coniston Closing Date as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Manchester shall have received a certificate signed by an authorized officer of Arsenal to such effect; and

(vii)	Arsenal shall have performed or complied in all material respects with all obligations and covenants (other than Section 6.2, which Arsenal shall have performed or complied with in all respects) required by this Agreement and the Relevant Provisions of the Registration Rights Agreement to be performed or complied with by Arsenal by the Coniston Closing Date, and Manchester shall have received a certificate signed by an authorized officer of Arsenal to such effect.

(c)	The obligation of Arsenal to complete the Coniston Closing is subject to the satisfaction on or prior to the Coniston Closing Date of the following conditions:

(i)	each of the Transaction Documents required to be delivered by Manchester at the Coniston Closing shall have been duly executed and delivered by Manchester;

(ii)	the Financing contemplated by the Commitment Letter shall have been consummated in all material respects in accordance with the terms of the Commitment Letter;

(iii)	Manchester shall have, concurrently with and as part of the Coniston Closing, completed the Secondary Offering of no fewer than the Minimum Secondary Offering Shares;

(iv)	Arsenal shall have received the Solvency Letter and such letter shall not have been withdrawn or modified in any material respect;

(v)	the representations and warranties of Manchester made in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case (other than Section 4.4(b)) as of the date of this Agreement and the Coniston Closing Date (and, in the case of Section 4.4(b), as of the date of this Agreement and the Contingent Repurchase Closing Date) as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and Arsenal shall have received a certificate signed by an authorized officer of Manchester to such effect; and

(vi)	Manchester shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Manchester by the Coniston Closing Date, and Arsenal shall have received a certificate signed by an authorized officer of Manchester to such effect.

7.2	Conditions Precedent to the Contingent Repurchase Closing

The obligation of each of Manchester and Arsenal to complete the Contingent Repurchase Closing is subject to the satisfaction on or prior to the Contingent Repurchase Closing Date of the following conditions:

(a)	Manchester shall have elected to require Arsenal to complete the Contingent Repurchase in accordance with Section 3.1;

(b)	the Emerald Transaction shall have been completed; and

(c)	no Law, injunction or other legal prohibition preventing the Contingent Repurchase Closing shall be in effect;

provided, that if any Law, injunction or other legal prohibition preventing the Contingent Repurchase Closing is in effect, the Parties shall use their respective commercially reasonable efforts to remove such injunction or other legal prohibition and proceed with the Contingent Repurchase Closing.

8.	TERMINATION

8.1	Termination Prior to Coniston Closing

(a)	This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Coniston Closing:

(i)	by Manchester or Arsenal, if the Coniston Closing has not been completed on or prior to December 9, 2010 (the Outside Date);

(ii)	by Manchester or Arsenal, if the Manchester Shareholder Approval shall not have been obtained at the Manchester Shareholders Meeting, or at any adjournment or postponement thereof, at which the final vote thereon was taken;

(iii)	by Manchester, if any of the conditions set forth in Sections 7.1(b)(vi) or 7.1(b)(vii) shall have become incapable of fulfilment; provided, that Manchester shall provide Arsenal and Emerald ten (10) business days’ prior written notice stating its intention to terminate pursuant to this Section 8.1(a)(iii) and the basis for such termination (it being understood that Manchester shall be obligated to provide such written notice as soon as reasonably practicable after Manchester becomes aware of such breach);

(iv)	by Arsenal, if any of the conditions set forth in Sections 7.1(c)(v) or 7.1(c)(vi) shall have become incapable of fulfilment; provided, that Arsenal shall provide Manchester ten (10) business days’ prior written notice stating its intention to terminate pursuant to this Section 8.1(a)(iv) and the basis for such termination (it being understood that Arsenal shall be obligated to provide such written notice as soon as reasonably practicable after Arsenal becomes aware of such breach);

(v)	by either Manchester or Arsenal in the event that any Governmental Authority shall have issued an Order or taken any other action permanently enjoining or otherwise permanently prohibiting the Coniston Transaction and such Order or other action shall have become final and nonappealable; or

(vi)	by the mutual written consent of Arsenal and Manchester (and with the written consent of Emerald), which consent, in the case of Arsenal prior to the Coniston Closing, shall be approved by the Audit Committee of the Arsenal Board of Directors;

provided, however, that the right to terminate this Agreement under this Section 8.1(a) shall not be available to any Party whose breach or failure to fulfil any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Coniston Closing to be completed before the Outside Date.

(b)	In the event of termination by Manchester or Arsenal pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other Party and this Agreement and the Coniston Transaction shall be terminated, without further action by either Party.

8.2	Effect of Termination

If this Agreement is terminated as provided in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 11.3, 11.5, 11.6 and 11.7 and there shall be no liability to any Person hereunder on the part of Arsenal or Manchester; provided, however, that nothing in this Section 8.2 shall be deemed to release any Party from any liability for any willful and material breach by such Party of any provisions of this Agreement prior to such termination or to impair the right of any Party to seek specific performance or injunctive or similar relief for a breach by any other Party of its obligations under this Agreement.

9.	SURVIVAL; INDEMNIFICATION

9.1	Survival

(a)	The representations and warranties of the Parties contained in this Agreement or in any certificate or other writing delivered pursuant to this Agreement or in connection with this Agreement shall not survive the Coniston Closing; provided that, in the event the Coniston Closing occurs, the representations and warranties contained in Sections 4.1, 4.4, 4.5, 4.6, 4.7, 5.1, 5.5, and 5.7 (and the certificates delivered in accordance with Sections 7.1(b)(vi) and 7.1(c)(v) related thereto) and the representation delivered pursuant to Section 10.10(a)(i) shall survive indefinitely.

(b)	The obligations of the Parties under this Agreement that by their terms contemplate performance after the Coniston Closing (including those set forth in this Section 9) shall survive the Coniston Closing Date until the performance thereof in accordance therewith.

(c)	Except with respect to any claims that cannot be waived as a matter of law, after the Coniston Closing, the indemnification expressly provided for herein (including Section 10) shall be the sole and exclusive remedy for monetary damages for any breach of warranties, covenants or agreements herein by either Party or otherwise arising out of the transactions contemplated hereby, and no Party shall have any right of rescission; provided, however, that the foregoing shall not limit the right of either Party to seek specific performance or injunctive or similar relief for a breach by any other Party of its obligations under this Agreement. No Person shall be entitled to indemnification for a breach of representation or warranty hereunder if, on the date hereof, such Person had Knowledge of the actual breach of the representation or warranty with respect to which such Person is seeking indemnification hereunder.

9.2	Indemnification by Arsenal

In the event the Coniston Closing occurs, from and after the Coniston Closing in perpetuity, Arsenal shall indemnify each Manchester Group Member from and against and shall hold each such Manchester Group Member harmless from any and all Losses incurred or suffered by such Manchester Group Member arising out of any breach of (i) the representations and warranties contained in Sections 5.1, 5.5, and 5.7 (and the certificate delivered in accordance with Section 7.1(c)(v) related thereto) or (ii) any covenant, in either case, made or to be performed by Arsenal pursuant to this Agreement.

9.3	Indemnification by Manchester

(a)	In the event the Coniston Closing occurs, from and after the Coniston Closing in perpetuity, Manchester shall indemnify each Arsenal Group Member from and against and shall hold each such Arsenal Group Member harmless from any and all Losses incurred or suffered by such Arsenal Group Member arising out of any breach of (i) the representations and warranties contained in Sections 4.1, 4.4, 4.5, 4.6, and 4.7 (and the certificate delivered in accordance with Section 7.1(b)(vi) related thereto) and the representation delivered pursuant to Section 10.10(a)(i) or (ii) any covenant, in either case, made or to be performed by Manchester pursuant to this Agreement.

(b)	In the event the Arsenal Exchange occurs, from and after the Coniston Closing Date in perpetuity, Manchester shall indemnify each Arsenal Group Member from and against and shall hold each such Arsenal Group Member harmless from any liabilities or obligations of Newco and all Losses incurred or suffered by such Arsenal Group Member in connection with Newco, in each case arising at or prior to the Coniston Closing Date or relating to the period at or prior to the Coniston Closing Date.

(c)	Except as otherwise provided in this Agreement, the sole provision of this Agreement relating to indemnification for Taxes shall be Section 10.

9.4	No Consequential Losses

Notwithstanding anything herein to the contrary, no Party shall be liable to any other Party or its Affiliates for special, indirect, consequential, punitive or exemplary Losses (other than any such Losses payable to a third Person).

9.5	Indemnification Procedures

(a)	Any Arsenal Group Member or Manchester Group Member (the Indemnified Party) seeking indemnification hereunder shall give to the Party obligated to provide indemnification to such Indemnified Party (the Indemnitor) prompt notice (a Claim Notice) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based. After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Section 9 shall be determined: (i) by written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree.

(b)	The Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any pending or threatened action at law or suit in equity by or against a third Person (a Third Person Claim) as to which indemnification will be sought against such Indemnified Party, and in any such case the Indemnitor shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith. The Indemnitor may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Indemnified Party has so elected to conduct and control the defense thereof. The Indemnified Party shall not, without the consent of the Indemnitor (which consent shall not be unreasonably withheld), pay, compromise or settle any such Third Person Claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such Third Person Claim without such consent (if required), provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless such consent is unreasonably withheld.

9.6	Indemnification Payments

Except as otherwise required by applicable Law or pursuant to a “determination” under Section 1313(a) of the Code (or any comparable provision of state, local, or non-U.S. Law), Manchester, Arsenal and their respective Affiliates shall treat any and all payments under this Section 9 or Section 10 (including any payment made under the PLR Bank Guarantee or the Historic Bank Guarantee) as an adjustment to the Repurchase Consideration for all Tax purposes. Any such payments under this Section 9 or Section 10 shall be increased by an amount required to fully indemnify the recipient for any liabilities for Taxes (other than Taxes resulting from a reduction in Tax basis, but including any withholding Taxes imposed on any such payments) resulting from the receipt or payment of such indemnity obligations (including any payment made under the PLR Bank Guarantee or the Historic Bank Guarantee), and reduced by any Tax benefit (and increased by any Tax detriment) actually realized by the recipient as a result of the payment or incurrence of the Losses giving rise to such indemnity obligations.

10.	TAX MATTERS

10.1	Tax Indemnification

(a)	In the event the Arsenal Exchange occurs, from and after the Coniston Closing Date, Manchester shall be liable for and shall pay, and shall indemnify each Arsenal Group Member from and against and hold each of them harmless from (i) Taxes imposed on Newco, or for which Newco may otherwise be liable, as a result of having been a member of a Company Group (including Taxes for which Newco may be liable pursuant to Treas. Reg. 1.1502-6 or similar provisions of state, local or foreign Law as a result of having been a member of a Company Group), (ii) Taxes imposed on Newco, or for which Newco may otherwise be liable, for any taxable year or period that ends on or before the Coniston Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period ending on and including the Coniston Closing Date (determined on a “closing of the books basis” by assuming that the books of Newco were closed at the close of the Coniston Closing Date), (iii) Transaction Taxes and (iv) Taxes imposed on any Arsenal Group Member (or for which any Arsenal Group Member would otherwise be liable) as a result of any failure by Manchester to comply with its obligations pursuant to this Agreement.

(b)	In the event the Arsenal Exchange occurs, from and after the Coniston Closing Date, Arsenal shall be liable for and shall pay, and shall indemnify each Manchester Group Member from and against and hold each of them harmless from (i) Taxes imposed on Newco, or for which Newco may otherwise be liable, for any taxable year or period that begins after the Coniston Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period beginning after the Coniston Closing Date and (ii) Taxes imposed on any Manchester Group Member (or for which any Manchester Group Member would otherwise be liable) as a result of any failure by Arsenal to comply with its obligations pursuant to this Agreement; provided, however, that, without limiting Arsenal’s liability pursuant to Section 10.1(b)(ii), Arsenal shall not be liable for or pay and shall not indemnify any Manchester Group Member from or against or hold any of them harmless from any Taxes for which Manchester is liable pursuant to Section 10.1(a) or otherwise pursuant to this Agreement.

(c)	Manchester or Arsenal, as the case may be, shall provide reimbursement for any Tax paid by one Party, all or a portion of which is the responsibility of the other Party pursuant to this Section 10. Payment by the indemnifying Party of any amount due under this Section 10 shall be made within ten (10) calendar days following written notice by the indemnified Party that payment of such amount is due; provided, that if the indemnified Party is required to make a payment to a Taxing Authority, the indemnifying Party shall not be required to make any payment earlier than three (3) calendar days before such payment is due, unless the Tax liability is otherwise contested with the relevant Taxing Authority, in which case the payment shall be made not later than three (3) calendar days before the date any Taxes owed as a result of the settlement or resolution of the contested Tax are required to be paid. In no event shall Arsenal or any of its Affiliates be obligated under this Agreement to pay any Tax in anticipation of Manchester filing a claim for a refund therefor. This Section 10.1(c) shall in all respects be subject to Section 10.10.

10.2	IRS Private Letter Ruling

(a)	As soon as is reasonably practicable, Manchester shall prepare and file with the IRS the IRS Private Letter Ruling Request seeking an IRS Private Letter Ruling that contains the Core Rulings, the Alternative Core Rulings (if applicable) and the Non-Core Rulings.

(b)	Arsenal shall be afforded a reasonable opportunity to review and comment on all submissions to the IRS relating to such IRS Private Letter Ruling and any such comments received in a timely manner shall be reasonably considered by Manchester prior to filing the IRS Private Letter Ruling Request or such other submissions with the IRS. Manchester shall provide Arsenal with a copy of the IRS Private Letter Ruling Request and each other submission relating to the IRS Private Letter Ruling within three (3) business days after its submission to the IRS.

(c)	Manchester shall, promptly upon receipt (but no later than three (3) business days after receipt), provide Arsenal with copies of all written correspondence received from the IRS in relation to the IRS Private Letter Ruling Request, any supplemental submission relating thereto or the IRS Private Letter Ruling and shall promptly update Arsenal with respect to any other relevant communications and/or correspondence with the IRS related to the IRS Private Letter Ruling Request, any supplemental submission relating thereto or the IRS Private Letter Ruling.

(d)	Manchester shall afford the officers, employees and authorized representatives of Arsenal (including independent public accountants and attorneys) reasonable access during normal business hours to the employees and business and financial records and documents of Manchester, Newco or any of their respective Affiliates that may be relevant and reasonably required to verify the accuracy and completeness of material facts, representations and requested rulings included in any submission related to the IRS Private Letter Ruling and to otherwise assess whether the IRS Private Letter Ruling complies or is expected to comply with this Section 10.2. Arsenal agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of Manchester, Newco or their respective Affiliates. No investigation made by Arsenal or its representatives hereunder shall affect Manchester’s liability hereunder nor affect Arsenal’s ability to provide an Objection Notice or Rejection Notice.

(e)	Arsenal shall be entitled, subject to required IRS consent, to have two individual representatives, selected by Arsenal and reasonably acceptable to Manchester, participate (solely as observers) in any conference (including any previously scheduled teleconference) Manchester or its representatives may have with the IRS in connection with the IRS Private Letter Ruling Request, any supplemental submission relating thereto or the IRS Private Letter Ruling (including, without limitation, any pre-submission conference with the IRS). With respect to any conference or previously scheduled teleconference, Manchester shall provide notice thereof to Arsenal a reasonable amount of time in advance thereof.

(f)	Notwithstanding any other provisions of this Agreement, Arsenal shall be granted no less than ten (10) business days to review and comment on the IRS Private Letter Ruling Request to be submitted to the IRS by Manchester prior to its submission, and during such period Manchester shall afford the officers, employees and authorized representatives of Arsenal (including independent public accountants and attorneys) access pursuant to Section 10.2(d).

(g)	Promptly following the date hereof, the Parties shall begin the process of selecting an Independent Arbitrator pursuant to the arbitration procedures set forth in Exhibit 10, and within thirty (30) calendar days thereafter shall select an Independent Arbitrator in accordance with Exhibit 10, and shall provide such Independent Arbitrator for review copies of the IRS Private Letter Ruling Request and any supplemental submissions relating thereto, in order for the Independent Arbitrator to familiarize himself or herself with the contents of the IRS Private Letter Ruling Request and any supplemental submission to prepare, if required under this Agreement, to act as the Independent Arbitrator in accordance with Exhibit 10 should any Objection Notice or Rejection Notice be delivered pursuant to this Section 10.2. The costs and expenses of the Independent Arbitrator prior to the delivery of any Objection Notice or Rejection Notice shall be shared equally by the Parties.

(h)	At any time prior to the issuance of the IRS Private Letter Ruling, Arsenal shall be permitted to provide one or more written notices to Manchester (each, an Objection Notice) stating that it believes that the IRS Private Letter Ruling Request (or the form of IRS Private Letter Ruling Request provided to Arsenal pursuant to Section 10.2(f)) or any supplement thereto (i) may omit a substantially material ruling or rulings not reflected as a Core Ruling or (as applicable) an Alternative Core Ruling in Schedule 10.2, (ii) may require a modification of one or more Core Rulings or (as applicable) Alternative Core Rulings or (iii) may be based on assumptions or representations with respect to which there is material uncertainty, may contain any material misstatement of fact or law or may fail to state material relevant facts or law, in each case that would materially undermine or frustrate the purpose of seeking the IRS Private Letter Ruling as that purpose is reflected in Schedule 10.2, and in each case stating with specificity the facts and circumstances giving rise to such belief (subclause (i), (ii) and (iii), each a Claimed Defect); provided, however, that no Objection Notice shall be delivered after the submission of the IRS Private Letter Ruling Request except (x) based on a request by the IRS for information or representations related to the IRS Private Letter Ruling, IRS Private Letter Ruling Request or any supplement thereto or (y) based on a change in facts or based on new considerations, in each case relating to the IRS Private Letter Ruling, IRS Private Letter Ruling Request or supplement thereto; provided, however, that no Objection Notice shall impair Manchester’s ability to comply with any request by the IRS relating to the IRS Private Letter Ruling, IRS Private Letter Ruling Request or supplement thereto or with any requirements of Law. If Arsenal shall have delivered an Objection Notice after the submission of the IRS Private Letter Ruling Request and Manchester shall dispute whether the Objection Notice was properly delivered under the first proviso of the preceding sentence and shall have so notified Arsenal in writing within two (2) business days of receipt by Manchester of such Objection Notice, in the absence of an agreement between the Parties, the Parties shall engage in the arbitration procedures set forth in Exhibit 10.

(i)	Within two (2) business days following delivery of an Objection Notice, or, in the event of a dispute as to the ability of Arsenal to deliver such Objection Notice pursuant to the first proviso of Section 10.2(h), then not later than two (2) days following the resolution of such dispute, Arsenal and Manchester shall consult in good faith with each other in an attempt to reach a common view of whether, as a result of the circumstances set forth in the Objection Notice, the IRS Private Letter Ruling Request (or form thereof) or supplement thereto has the Claimed Defect stated in the Objection Notice. The delivery of an Objection Notice prior to the submission of the IRS Private Letter Ruling Request shall not preclude Manchester from making such submission.

(j)	If, within five (5) business days following delivery of the Objection Notice, the Parties are unable to (1) agree whether, as a result of the circumstances described in the Objection Notice, the IRS Private Letter Ruling Request (or form thereof) or supplement thereto does have the Claimed Defect stated in the Objection Notice or (2) agree on amendments to the IRS Private Letter Ruling Request (or changes to the form of IRS Private Letter Ruling Request to be submitted) or any supplement thereto to address the Claimed Defect stated in the Objection Notice, the Parties shall engage in the arbitration procedures set forth in Exhibit 10.

(k)	Any Objection Notice that the parties agree in writing is, or that the arbitrator determines is, valid shall constitute a Valid Objection Notice, and any Objection Notice that the parties agree in writing is not, or that the arbitrator determines is not, valid shall constitute a Dismissed Objection Notice. In the case of any Valid Objection Notice, Manchester shall make such amendments to the IRS Private Letter Ruling Request (or changes to the form of IRS Private Letter Ruling Request to be submitted) or supplements thereto to address the Claimed Defect stated in the Valid Objection Notice. Any rulings added or modified in resolving any Objection Notice shall constitute Core Rulings or (as applicable) Alternative Core Rulings and Schedule 10.2 shall be deemed amended accordingly.

(l)

Within five (5) business days following issuance of the IRS Private Letter Ruling, Manchester shall provide a copy thereof to Arsenal. If Arsenal believes that (1) the IRS Private Letter Ruling does not contain the Core Rulings or (as applicable) the Alternative Core Rulings and does not meet the purpose of obtaining such IRS Private Letter Ruling, as that purpose is reflected in Schedule 10.2 or (2) there is a Valid Objection

Notice and Arsenal believes that Manchester has not made amendments to the IRS Private Letter Ruling Request (or changes to the form of IRS Private Letter Ruling Request to be submitted) or supplements thereto to address the relevant Claimed Defect stated in the Valid Objection Notice, then it must, within five (5) business days following receipt of the copy of the IRS Private Letter Ruling, deliver to Manchester written notice that the IRS Private Letter Ruling does not meet such requirements (a Rejection Notice). If, within such period, Arsenal does not deliver to Manchester a Rejection Notice, Arsenal shall be deemed to have accepted the IRS Private Letter Ruling.

(m)	If Arsenal shall have delivered to Manchester the Rejection Notice, the Parties shall engage in the arbitration procedures set forth in Exhibit 10 to determine (1) whether the IRS Private Letter Ruling contains the Core Rulings or (as applicable) the Alternative Core Rulings or otherwise meets the purpose of obtaining such IRS Private Letter Ruling, as that purpose is reflected in Schedule 10.2 and (2) if there is a Valid Objection Notice, whether Manchester has made amendments to the IRS Private Letter Ruling or the IRS Private Letter Ruling Request (or changes to the form of IRS Private Letter Ruling Request) or supplements thereto to address the relevant Claimed Defect stated in the Valid Objection Notice.

(n)	The IRS Private Letter Ruling, as accepted pursuant to Section 10.2(l) or as approved pursuant to the arbitration procedures set forth in Exhibit 10, shall constitute the Accepted IRS Private Letter Ruling.

(o)	Prior to the issuance of the IRS Private Letter Ruling, Arsenal shall not, except as otherwise provided in this Agreement, and after the date of the issuance of the IRS Private Letter Ruling neither Arsenal nor Manchester shall, make any supplemental submissions to, or otherwise communicate with, the IRS relating to the IRS Private Letter Ruling or any IRS Private Letter Ruling Request or other submission to the IRS relating thereto without the prior written consent of the other Party (such written consent not to be unreasonably withheld).

(p)	From and after the date hereof (whether before or after the Coniston Closing Date), neither Manchester nor Arsenal shall take or fail to take, and neither shall cause or permit its respective Affiliates to take or fail to take, in each case any action contrary to any fact, representation or other statement in the IRS Private Letter Ruling, IRS Private Letter Ruling Request or other submission to the IRS relating thereto, without the prior written consent of the other Party (such written consent not to be unreasonably withheld) or except as required by Law.

(q)	After the Coniston Closing Date, neither Manchester nor Arsenal shall file, and neither shall cause or permit its respective Affiliates or Newco to file, any Tax Return that is inconsistent with the IRS Private Letter Ruling, IRS Private Letter Ruling Request or other submission to the IRS relating thereto or the IRS Private Letter Ruling, except with the prior written consent of the other Party (such written consent not to be unreasonably withheld) or except as required by Law.

10.3	Tax Returns

(a)	Manchester shall timely file or cause to be timely filed when due (except as provided in Section 10.3(d), taking into account all extensions properly obtained and taking into account all opportunities to accelerate the due date of such returns) all Tax Returns that are required to be filed by or with respect to Newco or any Subsidiary of Newco for any tax periods ending on or prior to the Coniston Closing Date. In each case, Manchester shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Except as otherwise required by applicable Law, all Tax Returns required to be filed in accordance with this Section 10.3(a) shall be prepared and filed in a manner consistent with past practice and in accordance with Section 10.2(q) and Section 10.9(e). Prior to Manchester filing such Tax Returns, Arsenal shall have a reasonable opportunity to review and comment on such Tax Returns.

(b)

Manchester shall timely file or cause to be filed complete and correct 2010 and 2011 US federal income Tax Returns for Newco on or before the respective due dates for the filing of such Tax Returns (in accordance with Section 10.3(d)) and (i) with respect to each such filing shall make the disclosure required by, and otherwise comply with, Section 6662(i)(2) the Code and (ii) if it chooses to do so, provide disclosure and otherwise comply with Section 10.10(a)(i). Not later than ten (10) business days prior to filing Newco’s 2010 and 2011 US federal income Tax Returns, Manchester shall provide a correct and complete copy of such Tax Returns (including all schedules and attachments thereto) to Arsenal, and Arsenal shall have a reasonable opportunity to review and comment on such Tax Returns.

(c)	Arsenal shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to Newco for any Straddle Periods. Except as otherwise required by applicable Law, all Tax Returns required to be filed in accordance with this Section 10.3(c) shall be prepared and filed in a manner consistent with past practice and in accordance with Section 10.2(q) and Section 10.9(e). Prior to Arsenal filing such Tax Returns, Manchester shall have a reasonable opportunity to review and comment on such Tax Returns.

(d)	Notwithstanding anything herein to the contrary, (i) the 2011 US federal income Tax Return for Newco shall be timely filed without regard to any extensions and (ii) the 2010 US federal income Tax Return for Newco shall be timely filed taking into account extensions pursuant to the Code not in excess of six (6) months in the aggregate; provided, that in no event shall the due date for the 2010 US federal income Tax Return (taking into account extensions) be later than March 1, 2011.

10.4	Refunds and Credits

If Arsenal or any of its Affiliates receives a credit with respect to, or refund of, any Tax for which Manchester is liable under this Agreement, Arsenal shall pay or cause to be paid over to Manchester the amount of such refund or credit within fifteen (15) days after receipt thereof or entitlement thereto except to the extent attributable to the carryback of losses, credits or similar items from a taxable year or period that begins after the Coniston Closing Date and is attributable to Newco. In the event that any refund or credit of Taxes for which a payment has been made to Manchester by Arsenal or an Affiliate thereof is subsequently reduced or disallowed, Manchester shall indemnify and hold harmless Arsenal or such Affiliate for any Tax assessed against Manchester by reason of the reduction or disallowance. If and to the extent Arsenal fails to pay or cause to be paid to Manchester an amount of refund or credit in accordance with this Section 10.4, Manchester shall be permitted to reduce any amounts owing to any Arsenal Group Member under this Agreement by such unpaid amount.

10.5	Cooperation

After the Coniston Closing Date, each of Manchester and Arsenal shall (and shall cause their respective Affiliates to):

(a)	timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise eliminate, reduce or mitigate), or file Tax Returns or other reports with respect to, Transfer Taxes;

(b)	furnish or cause to be furnished to each other, as promptly as reasonably practicable, such information and assistance relating to Newco (to the extent within the control of such Party), including access to books and records in any forum or medium, as is reasonably necessary for the preparation and filing of all Tax Returns (including the timely execution of any Tax Returns) under Section 10.3;

(c)	cooperate with each other in the conduct of any audit or other Proceeding relating to Taxes involving Newco (including executing any powers of attorney or other authorizations reasonably requested to allow a party responsible for defending against or handling the Proceeding to represent Newco in the Proceeding but not to take any action contrary to this Agreement). Notwithstanding any other provision of this Agreement to the contrary, the Parties will preserve all information, records or documents relating to the liability for Taxes relating to the operations of Newco with respect to Pre-Closing Tax Periods until the earlier of (i) ninety-one (91) days after the expiration of any applicable statute of limitations or extensions thereof and (ii) six (6) years following the Coniston Closing Date;

(d)	make available as reasonably requested all information, records and documents relating to Taxes of Newco attributable to any Pre-Closing Tax Period, Transaction Taxes or Post-Closing Franchise Taxes; and

(e)	furnish the other Party with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request related to Taxes of Newco with respect to any such taxable period or such identified Taxes.

10.6	Taxes on Parties

(a)	Subject to and without limiting the provisions of Section 10.1, in the event the Arsenal Exchange occurs, Manchester shall be liable for and shall pay, and shall indemnify each Arsenal Group Member from and against and hold each of them harmless from (i) any Taxes imposed on any Arsenal Group Member or for which any Arsenal Group Member may otherwise be liable as a direct result of the Arsenal Exchange (excluding, in each case, Newco) and (ii) Taxes imposed by withholding (including any liability for failure to withhold such Taxes) on the delivery of the Exchange Shares or the payment of the Repurchase Consideration, the Contingent Repurchase Consideration or any other consideration delivered pursuant to the transactions contemplated by this Agreement.

(b)	Subject to and without limiting the provisions of Section 10.1 or Section 10.6(a) above, all Transfer Taxes imposed on either Party as a result of the transactions contemplated by this Agreement shall be borne by the Party required by Law to pay such Taxes.

10.7	Franchise Taxes

If Core Ruling (4) is not received as part of any IRS Private Letter Ruling, Manchester agrees that, notwithstanding any other provision of this Agreement, as an adjustment to the Repurchase Consideration, Manchester shall reimburse Arsenal for, and shall indemnify each Arsenal Group Member from and against any franchise Taxes imposed upon Newco for calendar years 2011 and 2012 (Post-Closing Franchise Taxes), with such reimbursements payable at the times pursuant to Section 10.10(c). The Parties agree that they will each use commercially reasonable efforts to eliminate or otherwise mitigate the imposition of such Post-Closing Franchise Taxes.

10.8	Contests

(a)	If written notice of any pending or threatened Proceeding, audit, notice or assessment with respect to the IRS Private Letter Ruling or Taxes or Tax Returns of Newco, in each case, (i) for any Taxable period ending on or prior to the Coniston Closing Date or (ii) with respect to any Tax for which Manchester could reasonably be expected to have an indemnification obligation under this Agreement, is received by Arsenal, its Affiliates or Newco (a Tax Claim), Arsenal shall, and shall cause its Affiliates and/or Newco to, notify Manchester promptly in writing of such Tax Claim.

(b)	The failure of a party to notify another pursuant to any provision of this Section 10.8 shall not constitute a waiver of any claim to indemnification under this Agreement except to the extent of any prejudice to the indemnifying party.

(c)

Manchester, at its expense, shall have the right to defend Newco in connection with any such Tax Claim and to control the discussions and other proceedings that may occur in an effort to resolve any such Tax Claim; provided, that Manchester shall have no right to represent Newco’s interests in any Tax Proceeding, audit, notice or assessment unless Manchester has first (i) notified Arsenal in writing of Manchester’s intention to do so and (ii) agreed with Arsenal in writing that as between Manchester and Arsenal, Manchester shall be liable for any Taxes that result from such Tax Claim; provided, further, that Manchester, on a timely basis, shall keep Arsenal reasonably informed of the progress of any such Tax Claim and shall permit Arsenal and its representatives (at Arsenal’s cost and expense) to participate (solely as observers) in the discussions and other proceedings that may occur in an effort to resolve any such Tax Claim and shall not settle or compromise any such Tax Claim (to the extent such settlement or compromise would increase any Tax of Newco or any Arsenal Group Member attributable to a Post-Closing Tax Period) without the consent of Arsenal (such consent not to be unreasonably withheld).

10.9	Further Tax Assurances

(a)	Arsenal shall not make, and shall cause its Affiliates not to make, an election under section 338(g) of the Code with respect to Newco.

(b)	Neither Manchester nor Arsenal shall, and each shall not cause or permit its respective Affiliates or Newco to, formally or informally, amend, re-file or otherwise modify any Tax Return of Newco relating to a Pre-Closing Tax Period, or any Tax period with respect to which Transaction Taxes are or may be payable, without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that if as a result of any such amendment, re-filing or modification the statute of limitations for a taxable period would be extended beyond a relevant Fixed Release Date provided for in Section 10.10(a) or (b), then Arsenal shall be entitled to withhold its consent in its discretion unless the Parties delay the Fixed Release Date to a date that is coterminous with the expiration of the extended statute of limitations.

(c)	Without limiting anything to the contrary in this Agreement, after the date hereof, neither Manchester nor Arsenal shall, and each shall not cause or permit its respective Affiliates or Newco to, agree to, or cause, any waiver, extension or suspension of the statute of limitations relating to any Taxes of Newco, or for which Newco could be liable, for any Pre-Closing Tax period, or any Tax period with respect to which Transaction Taxes are or may be payable, without the prior written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that if as a result of any such waiver, extension or suspension the statute of limitations for a taxable period would be extended beyond a relevant Fixed Release Date provided for in Section 10.10(a) or (b), then Arsenal shall be entitled to withhold its consent in its discretion unless the Parties delay the Fixed Release Date to a date that is coterminous with the expiration of the extended statute of limitations.

(d)	Neither Manchester nor Arsenal shall file any Tax Return, make any Tax refund claim, carryback or carryforward any Tax items, or otherwise take any action that would cause any Tax Return of Newco or any of its Affiliates or any Tax item related thereto (to the extent relating to any Taxable period ending on or prior to the Coniston Closing Date or any Straddle Period, or to any period with respect to which a Transaction Tax may be imposed) to be subject to examination or challenge by any Taxing Authority if there otherwise could be no further challenge by such Taxing Authority in respect thereof, and neither Manchester nor Arsenal shall violate or otherwise take any action inconsistent with any condition or other term of any closing agreement or similar document relating to any such period.

(e)	Except as otherwise required by applicable Law, without the consent of Arsenal, Newco shall not, and shall cause its Subsidiaries not to, claim any federal or state income tax deductions, losses or credits in computing its federal, New York State or other material state taxable income for its 2010 and 2011 taxable years that are materially in excess of or different in type from those set forth on Schedule 10.9. Except as otherwise required by Law, without the consent of Manchester, Newco shall, and shall cause its Subsidiaries to, file its federal, New York State and other material state Tax Returns for any Post-Closing Tax Period in a manner consistent with past practice and Schedule 10.9, to the extent that failure to do so could adversely impact the Tax Returns of Newco and its Subsidiaries filed for any Pre-Closing Tax Periods.

(f)	Each of Manchester and Arsenal shall, and shall cause each of their respective Affiliates and Newco to, promptly deliver to the other Party all IRS Forms and other relevant Tax documents referred to in Section 10.10 that it receives that could reasonably be expected to be relevant to such other Party in connection with any termination or release of, or demand for payment pursuant to, the PLR Bank Guarantee or Historic Bank Guarantee pursuant to Section 10.10.

(g)

With respect to any release of the PLR Bank Guarantee pursuant to Section 10.10(a) or any release of the Historic Bank Guarantee pursuant to Section 10.10(b), which release is predicated on the receipt of Audit

Closing Evidence, Manchester shall endeavor in good faith to obtain Audit Closing Evidence consisting of an IRS Form 870-AD or IRS Form 866.

(h)	Provided that Newco has timely filed complete 2010 and 2011 US federal income Tax Returns (in accordance with Section 10.3(d)) and such Tax Returns include disclosure with respect to the potential Transaction Tax intended to meet the requirements of Section 6501(e)(1)(B)(ii) of the Code, Arsenal shall seek, as promptly as reasonably practicable thereafter, to obtain an opinion from KPMG (or other nationally recognized accounting firm selected by Arsenal and reasonably acceptable to Manchester), in form and substance reasonably satisfactory to Arsenal, that the requirements of Section 6501(e)(1)(B)(ii) of the Code have been satisfied.

10.10	Tax Indemnity Credit Support

(a)	Manchester shall, at or prior to the Coniston Closing, obtain a bank guarantee from one of the banks listed on Schedule 10.10(a) (the PLR Bank Guarantor) in favor of Arsenal (substantially in the form attached as Exhibit 11) in an aggregate amount of US$168 million (the PLR Bank Guarantee). Arsenal shall not demand payment under the PLR Bank Guarantee unless and until each of the Transaction Tax Conditions or the Post-Closing Franchise Tax Conditions, as the case may be, shall have been satisfied following receipt by Manchester from Arsenal of a request for payment in accordance with the Transaction Tax Condition or Post-Closing Franchise Tax Condition, as the case may be. The PLR Bank Guarantee shall be fully released and terminated ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the PLR Bank Guarantor) that the earliest of the following has occurred (such notice specifying the event giving rise to such permitted release and termination, including a copy of the applicable IRS form or other relevant documentation in the case of subclause (x)): (w) receipt by Manchester of the Accepted IRS Private Letter Ruling, (x) the closing of the IRS examination of each of Newco’s 2010 and 2011 US federal income tax return (as evidenced by Manchester’s receipt of an IRS Form 870, IRS Form 870-AD for all items and without exceptions, IRS Form 866 or closing agreement or similar written evidence of closing (Audit Closing Evidence)) and (y) March 15, 2017 (each, a condition for the release and termination of the PLR Bank Guarantee); provided, however, that:

(i)	the date in clause (y) shall be March 15, 2014 (in lieu of March 15, 2017), provided (A) Newco timely files complete 2010 and 2011 US federal income Tax Returns (in accordance with Section 10.3(d)), (B) such Tax Returns include disclosure with respect to the potential Transaction Tax sufficient to meet the requirements of Section 6501(e)(1)(B)(ii) of the Code and, not later than ten (10) business days prior to March 15, 2014, Arsenal shall have received, at Arsenal’s expense, an opinion from KPMG (or other nationally recognized accounting firm selected by Arsenal and reasonably acceptable to Manchester), in form and substance reasonably satisfactory to Arsenal, that such requirements have been satisfied and (C) Manchester provides a written representation to Arsenal on March 15, 2014 that neither it nor any of its Affiliates has taken any action prohibited by Section 10.9(b) or Section 10.9(c) that would result in any waiver, extension or suspension of the statute of limitations with respect to the Newco 2010 or 2011 US federal income Tax Return;

(ii)	if a ruling substantially to the effect of Core Ruling (4) is not received as part of any IRS Private Letter Ruling, any release or termination pursuant to this Section 10.10(a) shall not reduce the PLR Bank Guarantee to an amount less than US$3 million prior to April 15, 2011 or less than US$1.5 million prior to April 15, 2012; and

(iii)

any release or termination pursuant to this Section 10.10(a) shall not reduce the PLR Bank Guarantee to an amount less than the sum of (i) any amount with respect to which Arsenal has requested payment from Manchester under the Transaction Tax Conditions (which remains unpaid) and (ii) the amount, set forth in a written notice from Arsenal to Manchester, of Transaction Taxes with respect to which Newco or any Arsenal Group Member has received a written notice of proposed adjustment, a written revenue agent’s report, a written notice of deficiency or other written assertion of a specific adjustment or deficiency

(including reasonably estimated penalties and interest); provided, however, that the limitation in this Section 10.10(a)(iii) shall not apply with respect to any release or termination resulting from the receipt by Manchester of the Accepted IRS Private Letter Ruling in accordance with this Section 10.10(a).

The limitations in Section 10.10(a)(ii) and (iii) shall be cumulative. In the event an amount of the PLR Bank Guarantee is not fully released pursuant to Section 10.10(a)(ii), $1.5 million of such unreleased amount shall subsequently be released ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the PLR Bank Guarantor) delivered on or after April 15, 2011, and the remaining $1.5 million of such unreleased amount shall be released ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the PLR Bank Guarantor) delivered on or after April 15, 2012; provided, however, that the aggregate amount otherwise so released shall be reduced by the aggregate amount for which Arsenal has demanded payment pursuant to a Post-Closing Franchise Tax Condition (which remains unpaid). In the event an amount of the PLR Bank Guarantee is not released pursuant to the limitation in clause (ii) of Section 10.10(a)(iii), such unreleased amount shall be fully released and terminated ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the PLR Bank Guarantor) upon the closing of the IRS examination for the taxable year relating to such notice, adjustment or report (as evidenced by Manchester’s receipt of Audit Closing Evidence relating to such year); provided, however, that if Manchester reasonably believes that the unreleased amount of the PLR Bank Guarantee exceeds the amount necessary to fund the potential Tax liability identified in any such notice, adjustment or report (including reasonably estimated penalties and interest) (any such excess, an Excess PLR Unreleased Amount), Manchester shall be entitled to deliver one or more notices to Arsenal of such belief and stating in reasonable detail the reasons for such belief (the Excess PLR Guarantee Notice). Within five (5) business days following delivery of an Excess PLR Guarantee Notice, Arsenal and Manchester shall consult in good faith with each other in an attempt to reach agreement as to whether an Excess PLR Unreleased Amount exists and, if so, the amount thereof. If, within five (5) business days following delivery of the Excess PLR Guarantee Notice, the Parties are unable to agree as to whether an Excess PLR Unreleased Amount exists or, if it is agreed to exist, the amount thereof, Manchester shall have the right (but not the obligation) to cause the Parties to engage in the arbitration procedures set forth in Exhibit 10 to make such determination. Any release of a portion of the PLR Bank Guarantee pursuant to the immediately preceding proviso shall occur ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the PLR Bank Guarantor) after any such agreement by the Parties or any such determination made through the arbitration procedures.

(b)	Manchester shall, at or prior to the Coniston Closing, obtain a bank guarantee from one of the banks listed on Schedule 10.10(a) (the Historic Bank Guarantor) in favor of Arsenal (substantially in the form attached as Exhibit 11) in an aggregate amount of US$45 million (the Historic Bank Guarantee). Arsenal shall not demand payment under the Historic Bank Guarantee unless and until each of the Historic Tax Conditions shall have been satisfied and Manchester shall have received a written notice from Arsenal that each such Historic Tax Condition has been satisfied. The Historic Bank Guarantee shall be reduced by the following amounts (paragraphs (i) through (iv), each, a Tranche):

(i)	US$27 million (or Tranche Amount, if different) ten (10) business days after the receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the Historic Bank Guarantor) that the earlier of the following has occurred (such notice specifying the event giving rise to such permitted reduction, including a copy of the applicable IRS form or other relevant documentation in the case of subclause (x)): (x) the closing of the IRS examination of all of Newco’s 2007 to 2009 US federal income Tax Returns (as evidenced by the receipt of Audit Closing Evidence for each such year) and (y) March 15, 2014;

(ii)

US$6.75 million (or Tranche Amount, if different) ten (10) business days after the receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the Historic Bank Guarantor) that the earlier of the following has occurred (such notice specifying the event giving rise to such permitted reduction, including a copy of the applicable IRS form or other relevant documentation in the case of subclause (x)): (x) the closing of the IRS examination of Newco’s 2010 US federal income Tax Return (as evidenced by the receipt of Audit Closing Evidence for such year) and (y) March 15, 2017;

(iii)	US$5.40 million (or Tranche Amount, if different) ten (10) business days after the receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the Historic Bank Guarantor) that the earliest of the following has occurred (such notice specifying the event giving rise to such permitted reduction, including a copy of the applicable IRS form or other relevant documentation in the case of subclause (x) or (y)): (x) the filing by Newco of amended 2009 New York State Tax Returns reflecting and in accordance with the closing of the IRS examination of the corresponding Newco 2009 US federal income Tax Return and payment of any and all New York State Taxes shown as owing thereon (y) the closing of such IRS examination without the need to file such amended 2009 New York State Tax Return reflecting such closing (in the case of subclause (x) or (y) as evidenced by the receipt of Audit Closing Evidence with respect to such federal income Tax Return for such year) and (z) March 15, 2014; and

(iv)	US$5.85 million (or Tranche Amount, if different) ten (10) business days after the receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the Historic Bank Guarantor) that the earlier of the following has occurred: (x) the closing of the examination by the relevant Taxing Authority of all of Newco’s New York State Tax Returns for taxable years ended May 31, 2007 to May 31, 2009 and North Carolina State Tax Returns for taxable years ended May 31, 2007 to May 31, 2009 (as evidenced by the receipt of a North Carolina Department of Revenue Notice of Tax Assessment, executed NY State Department of Taxation and Finance Form DO-356, or closing agreement or similar written evidence of closing) and (y) December 31, 2014;

provided, however, that with respect to any Tranche, any release or termination pursuant to this Section 10.10(b) with respect to such Tranche shall not reduce the Tranche Amount for such Tranche to an amount less than the sum of (1) any amount with respect to which Arsenal has requested payment from Manchester under the Historic Tax Conditions (which remains unpaid) and (2) the amount, set forth in a written notice from Arsenal to Manchester, of Taxes (other than Transaction Taxes) with respect to which Newco or any Arsenal Group Member has received a written notice of proposed adjustment, a written revenue agent’s report, a written notice of deficiency or other written assertion of a specific adjustment or deficiency (including reasonably estimated interest and penalties).

In the event an amount of the Historic Bank Guarantee is not fully reduced by a Tranche Amount pursuant to the limitation in clause (2) of the proviso of the preceding paragraph, such unreduced amount of the Historic Bank Guarantee shall be fully released and terminated upon the closing of the IRS or relevant Taxing Authority examination for the taxable year relating to such notice, adjustment or report (as evidenced by Manchester’s receipt of Audit Closing Evidence (or similar forms or evidence under relevant state or local Tax Law) relating to such year); provided, however, that if Manchester reasonably believes that the unreleased amount of the Historic Tax Bank Guarantee exceeds the amount necessary to fund the potential Tax liability identified in any such notice, adjustment or report (including reasonably estimated interest and penalties) (any such excess, an Excess Historic Unreleased Amount), Manchester shall be entitled to deliver one or more notices to Arsenal of such belief and stating in reasonable detail the reasons for such belief (the Excess Historic Guarantee Notice). Within five (5) business days following delivery of an Excess Historic Guarantee Notice, Arsenal and Manchester shall consult in good faith with each other in an attempt to reach agreement as to whether an Excess Historic Unreleased Amount exists and, if so, the amount thereof. If, within five (5) business days following delivery of the Excess Historic Guarantee Notice, the Parties are unable to agree as to whether an Excess Historic Unreleased Amount exists or, if it is agreed to exist, the amount thereof, Manchester shall have the right (but not the obligation) to cause the Parties to engage in the arbitration procedures set forth in Exhibit 10 to make such determination. Any release of a portion of the Historic Bank Guarantee pursuant to the immediately preceding proviso shall occur ten (10) business days after receipt by Arsenal of a written notice from Manchester (which notice shall be sent concurrently by Manchester by facsimile to the Historic Bank Guarantor) after any such agreement by the Parties or any such determination made through the arbitration procedures.

If, at any time from and after July 1, 2011, Manchester reasonably believes that an Excess exists with respect to any of the Tranche described in clause (i), the Tranche described in clause (ii) or the Tranche described in clause (iii), Manchester shall be permitted to provide one or more written notices to Arsenal of such belief and stating in reasonable detail the reasons for such belief (the Reduction Notice). Within five (5) business days following delivery of a Reduction Notice, Arsenal and Manchester shall consult in good faith with each other in an attempt to reach agreement as to whether such an Excess exists and, if so, the amount of such Excess. If, within five (5) business days following delivery of the Reduction Notice, the Parties are unable to agree as to whether an Excess exists or, if it is agreed to exist, the amount of such Excess, Manchester shall have the right (but not the obligation) to cause the Parties to engage in the arbitration procedures set forth in Exhibit 10 to make such determination.

Tranche Amount shall mean, for each Tranche, (i) the dollar amount indicated for such Tranche, (ii) plus or minus the Excess Deduction Amount for such Tranche, (iii) minus any Excess and (iv) minus the amount of the Historic Bank Guarantee released according to the terms of such Tranche.

Excess with respect to a Tranche shall mean the amount (determined by the Parties or pursuant to the arbitration proceedings set forth in Exhibit 10, if so elected) by which the Tranche Amount for such Tranche exceeds the amount necessary to fund anticipated Tax liabilities with respect to the Tax Returns related to such Tranche.

The Historic Bank Guarantee shall be reduced by the aggregate Excess for each Tranche.

Excess Deduction Amount shall mean, based on the Tax Returns filed by Newco, the amount of decrease in actual cash Tax payable by Newco with respect to its 2010 or 2011 taxable year directly as a result of the additional claimed deduction for the 2010 or 2011 taxable year in excess of the deductions for such year set forth on Schedule 10.9, but in no event in excess of $5 million. The Tranche Amount for the Tranche described in clause (i) shall be decreased, and the Tranche Amount for the Tranche described in clause (ii) shall be increased, by the Excess Deduction Amount.

(c)	Transaction Tax Conditions shall mean (i) there has been an assessment of such Tax pursuant to section 6201 of the Code, an IRS Form 870, an IRS Form 870-AD for all items and without exceptions, closing agreement or similar written evidence of closing, a reduction in an otherwise allowable refund (to the extent such refund is not otherwise for the account of Manchester) or a “determination” under section 1313(a) of the Code, in each case with respect to a Transaction Tax imposed on Newco or any other Arsenal Group Member, or for which Newco or any other Arsenal Group Member is liable, under applicable Law and (ii) Manchester has failed to make payment of such Tax to or on behalf of Newco or such other Arsenal Group Member within seven (7) business days after a request by Arsenal therefor (which request shall be sent concurrently by Arsenal by facsimile to the PLR Bank Guarantor). Historic Tax Conditions shall mean (i) there has been an assessment of such Tax pursuant to section 6201 of the Code, an IRS Form 870, an IRS Form 870-AD for all items and without exceptions, closing agreement or similar written evidence of closing, a reduction in an otherwise allowable refund (to the extent such refund is not otherwise for the account of Manchester) or a “determination” under section 1313(a) of the Code (or similar provision or form of relevant state or local Tax Law, including a North Carolina Department of Revenue Notice of Tax Assessment or executed NY State Department of Taxation and Finance Form DO-356), in each case with respect to a Tax described in Section 10.1(a) (other than a Transaction Tax) imposed on Newco or any other Arsenal Group Member, or for which Newco or any other Arsenal Group Member is liable, under applicable Law and (ii) Manchester has failed to make payment of such Tax to or on behalf of Newco or such other Arsenal Group Member within seven (7) business days after a request by Arsenal therefor (which request shall be sent concurrently by Arsenal by facsimile to the Historic Bank Guarantor). Post-Closing Franchise Tax Conditions shall mean (i) Manchester has failed to make a payment of Post-Closing Franchise Taxes to Arsenal within seven (7) business days after a written demand by Arsenal therefor delivered not earlier than ten (10) business days prior to the due date therefor (which request shall be sent concurrently by Arsenal by facsimile to the PLR Bank Guarantor).

10.11	Expenses

Except as otherwise provided in Exhibit 10, in connection with any Proceeding between the Parties arising out of or relating to this Section 10, the prevailing Party in such Proceeding will be entitled to recover from the other Party all out-of-pocket Losses incurred in connection with such Proceeding, in addition to any other relief to which it may be entitled.

10.12	Predecessors and Successors

Except to the extent the context clearly requires otherwise, all references to Newco in this Section 10 and defined terms used in this Section 10 or otherwise relevant for purposes of this Section 10 shall include all of its predecessors and successors.

10.13	Survival

Notwithstanding any other provision of this Agreement to the contrary, the obligations of the Parties set forth in this Section 10 shall survive until ninety (90) days after the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings). Further, to the extent the survival provisions of this Section 10 and Section 9 conflict, the survival provisions of this Section 10 shall control.

11.	MISCELLANEOUS

11.1	Notices

All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand, sent by fax or sent by international overnight courier service and shall be deemed given when so delivered by hand or fax (if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt; otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt), or one (1) business day after mailing in the case of international overnight courier service, to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.1):

if to Manchester, to:

Misys plc

One Kingdom Street

Paddington

London W2 6BL, UK

Telephone:     +44 (0)20 3320 5000

Fax:                  +44 (0)20 3320 1771

Attention:       General Counsel

with a copy to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Telephone:     +1 212 610 6471

Fax:                  +1 212 610 6399

Attention:       A. Peter Harwich

if to Arsenal, to:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Telephone:     +1 800 654 0889

Fax:                  +1 312 506 1208

Attention:       General Counsel

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone:     +1 312 853 7000

Fax:                  +1 312 853 7036

Attention:       Frederick C. Lowinger; Gary D. Gerstman

and

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

Telephone:     +1 312 558 5600

Fax:                  +1 312 558 5700

Attention:       Robert F. Wall

if to Emerald, to:

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30348

Telephone:     +1 404 847 5000

Fax:                  +1 404 847 5777

Attention:       General Counsel Chief Financial Officer

with a copy to:

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

Telephone:     +1 404 572 4600

Fax:                  +1 404 572 5133

Attention:       John D. Capers, Jr.; C. William Baxley

11.2	Amendments and Waivers

(a)	Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party and Emerald (in the case of the provisions with respect to which Emerald is a third party beneficiary), or in the case of a waiver, by the Party against whom the waiver is to be effective and, in the case of a waiver or amendment by Arsenal prior to the Coniston Closing, approved by the Audit Committee of the Arsenal Board of Directors.

(b)

Any waiver of any term or condition of this Agreement shall not be construed as a waiver of any subsequent breach, or a subsequent waiver of the same term or condition or a waiver of any other term or condition, of this Agreement. The failure of either Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. No failure or delay by either Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Other than as expressly set forth herein, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

11.3	Expenses

Other than as set forth in this Agreement or in any Transaction Document, all costs and expenses (including fees and disbursements of counsel, accountants and other advisors) incurred in connection with the preparation, negotiation, execution, delivery or performance of this Agreement and the completion of the Coniston Transaction, the Emerald Transaction and the Contingent Repurchase shall be paid by the Party incurring such cost or expense.

11.4	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party, which consent, in the case of Arsenal prior to the Coniston Closing, shall be approved by the Audit Committee of the Arsenal Board of Directors. Any attempted assignment in violation of this Section 11.4 shall be void. If Manchester effects any voluntary liquidation of all or substantially all of its assets in one or a series of transactions (or any other transaction with a similar effect) at a time when Manchester is Solvent, Manchester shall ensure adequate protection for its indemnification obligations set forth in this Agreement. If Manchester effects any liquidation of all or substantially all of its assets in one or a series of transactions (or any other transaction with a similar effect) involuntarily or at a time when Manchester is not Solvent, Manchester shall use its commercially reasonable efforts to ensure adequate protection for its indemnification obligations set forth in this Agreement.

11.5	Governing Law

This Agreement (and any claims or disputes arising out of or related to this Agreement or the transactions contemplated hereby or to the inducement of any Party to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any other jurisdiction. Each Party irrevocably and unconditionally waives any objection to the application of the Laws of the State of Delaware to any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and further irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding should not be governed by the Laws of the State of Delaware.

11.6	Enforcement; Consent to Jurisdiction

(a)	The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction over such action, in which case, in any state or federal court located in Delaware), this being in addition to any other remedy to which they are entitled at law or in equity, and the Parties hereby waive in any such proceeding the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond or any other security related to such equitable relief.

(b)	Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court is unavailable, any state or federal courts located in Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each Party hereby agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction over such action, in which case, in any state or federal court located in Delaware). Each Party hereby waives formal service of process and agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.6. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(c)	Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(d)	Notwithstanding any other provision of this Agreement or any Transaction Document to the contrary, in the event that, prior to the Coniston Closing or, if the Coniston Closing does not occur, at any time after the date hereof (i) there is any action or determination to be made by Arsenal hereunder that would require approval of the Arsenal Board of Directors or any committee thereof, (ii) there is any action, suit, proceeding, litigation or arbitration between Arsenal and Manchester or (iii) there is any disputed claim or demand (including any claim or demand relating to enforcing any remedy under this Agreement or any Transaction Document) by Arsenal against Manchester, or by Manchester against Arsenal, all actions or determinations of Arsenal prior to the Coniston Closing or, if the Coniston Closing does not occur, at any time after the date hereof or any determinations of Arsenal relating to any such action, suit, proceeding, litigation, arbitration, claim or demand (including all determinations by Arsenal whether to institute, compromise or settle any such action, suit, proceeding, litigation, arbitration, claim or demand and all determinations by Arsenal relating to the prosecution or defense thereof), shall be made and approved by the Audit Committee of the Arsenal Board of Directors.

11.7	WAIVER OF JURY TRIAL

EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY RELATING TO ANY DISPUTE ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each Party (a) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.7.

11.8	Counterparts; Third-Party Beneficiaries

This Agreement may be signed in any number of counterparts (including by fax or other electronic signature), each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by the other Party. Prior to the Emerald Closing, Emerald shall be, subject to compliance by Emerald with Section 11 of this Agreement, a third party beneficiary of Sections 1, 2, 4, 6.3, 6.4, 6.7, 6.8, 6.13, 8.1(a)(vi), 10.2, the first sentence of 10.10(a), the first sentence of 10.10(b), 11 and, only as such provisions relate to actions to be taken prior to the Coniston Closing, 10.3, 10.9(b), 10.9(c) and 10.9(d) of this Agreement; provided, that any claim brought by or on behalf of Emerald against Manchester or Arsenal prior to the Emerald Closing shall be subject to the limitations on liability described in the final sentence of Section 9.1(c), Section 9.4 and the final sentence of Section 9.6 and, provided, further, that notwithstanding anything herein to the contrary, if the Termination Fee (as defined in the Emerald Definitive Agreement) is paid in full and accepted by Emerald in accordance with Section 5.5(g) of the Emerald Definitive Agreement, such payment shall be the sole and exclusive remedy (other than the right to seek specific performance or injunctive relief pursuant to Section 11.6(a)) of Emerald and its Affiliates under this Agreement or any Transaction Document (or with respect to any claims or disputes arising out of or related to this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or to the inducement of any party (including Emerald) to enter into this Agreement or any Transaction Document, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and Emerald and its Affiliates shall be precluded from any other remedy (or seeking any other remedy) against Arsenal, Manchester and their respective Affiliates for monetary damages under this Agreement or any Transaction Document (or with respect to any claims or disputes arising out of or related to this Agreement or any Transaction Document or the transactions contemplated hereby or thereby or to the inducement of any party (including Emerald) to enter into this Agreement or any Transaction Document, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise). Except as provided in the immediately foregoing sentence, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing express or implied in this Agreement is intended or shall be construed to confer upon any Person other than the Parties any legal or equitable rights or remedies under this Agreement.

11.9	Severability

If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement (or the remaining portion thereof) or the application of such provision to any other Person or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are completed as originally contemplated to the greatest extent possible. Notwithstanding the foregoing, the Parties intend and agree that all provisions regarding consideration to be paid hereunder (including Sections 2.1 and 3.1) are an integral part of this Agreement without which there would be no agreement and are not severable herefrom.

11.10	Entire Agreement

This Agreement and the Transaction Documents constitute the entire agreement and understanding between the Parties with respect to the subject matter of this Agreement and the Transaction Documents and supersede all prior agreements and understandings, both oral and written, between Manchester and Arsenal with respect to the subject matter of this Agreement and the Transaction Documents, including the Proposed Deal Structure dated February 5, 2010. The Exhibits and Schedules are an integral part of this Agreement and are incorporated by reference into this Agreement for all purposes.

11.11	Construction

Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to any gender include the other genders, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s) and (vi) the terms “year” and “years” mean and refer to calendar year(s).

11.12	Headings and Captions; Exhibits and Schedules

The headings and captions in this Agreement and in the table of contents are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement. All Annexes, Exhibits and Schedules to this Agreement are integral parts of this Agreement and are incorporated in and made a part of this Agreement as if set forth in full. Certain terms used in this Agreement shall have the meanings ascribed to such terms in Annex 1 hereto. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meanings as defined in this Agreement. All references to Sections or Exhibits contained in this Agreement shall be to Sections or Exhibits of or to this Agreement unless otherwise stated.

[SIGNATURE PAGE FOLLOWS]

SIGNATORIES

IN WITNESS WHEREOF, Manchester and Arsenal have caused their respective duly authorized officers to execute this Agreement as of the day and year first above written.

MISYS PLC

By:	/s/ J. MICHAEL LAWRIE
Name:	J. Michael Lawrie
Title:	Chief Executive Officer

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/s/ LEE A. SHAPIRO
Name:	Lee A. Shapiro
Title:	President

ECLIPSYS CORPORATION, solely in its capacity as a third party beneficiary in accordance with Section 11.8 hereof

By:	/s/ PHILIP M. PEAD
Name:	Philip M. Pead
Title:	President and CEO

ANNEX 1

CERTAIN DEFINITIONS

Acceptable Underwriting Agreement shall have the meaning ascribed to such term in Section 2.2(i) hereof.

Accepted IRS Private Letter Ruling shall have the meaning ascribed to such term in Section 10.2(n) hereof.

ACTS shall mean ACT Sigmex Limited, a limited company formed under the Laws of England and Wales and a Subsidiary of Manchester.

Additional Written Consent shall have the meaning ascribed to such term in Section 1.1(a) hereof.

Affiliate shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such Person. For purposes of this Agreement, Manchester and its Subsidiaries, on the one hand, and Arsenal and its Subsidiaries, on the other hand, shall not be deemed Affiliates of each other.

Agreement shall have the meaning ascribed to such term in the Introduction hereof.

Alternative Core Rulings shall mean those rulings identified as such in Schedule 10.2.

Amended and Restated Relationship Agreement shall mean the Amended and Restated Relationship Agreement to be entered into between the Parties on the Coniston Closing Date substantially in the form attached as Exhibit 12.

Arbitration Notice shall have the meaning ascribed to such term in Exhibit 10.

Arsenal shall mean Arsenal Inc., a Delaware corporation.

Arsenal Arbitration Candidates shall have the meaning ascribed to such term in Exhibit 10.

Arsenal Constitutional Documents shall mean the Third Amended and Restated Certificate of Incorporation and By-laws of Arsenal.

Arsenal Exchange shall have the meaning ascribed to such term in the Recitals hereof.

Arsenal Group Member shall mean (i) Arsenal and its Affiliates, (ii) the directors and officers of each of Arsenal and its Affiliates and (iii) the respective successors and assigns of each of the foregoing.

Arsenal Material Adverse Effect shall mean any event, occurrence, fact, condition, effect, change or development (any one or more of which is referred to in this definition as a “Circumstance” and collectively as “Circumstances”) that, individually or when taken together with all other Circumstances, is, or is reasonably expected to be, materially adverse to the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Arsenal and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, and no event, effect, change or development to the extent resulting from any of the following, shall constitute, or be taken into account in determining whether there has been, an Arsenal Material Adverse Effect: (i) any Circumstances affecting the national or world economy or financial, banking, credit, securities or commodities markets, taken as a whole, except to the extent Arsenal is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Arsenal operates; (ii) any Circumstances generally affecting the industries in which Arsenal or its Subsidiaries operate, except to the extent Arsenal is adversely affected in a disproportionate manner as compared to other comparable companies in the industry in which Arsenal operates; (iii) any Circumstances resulting from or arising out of the announcement of this Agreement, the Emerald Definitive Agreement or the transactions contemplated hereby or thereby (including any shareholder or derivative litigation arising from or relating to this Agreement, the Emerald Definitive Agreement or the transactions contemplated hereby or thereby) or the performance of this Agreement or the Emerald Definitive Agreement; (iv) any Circumstances relating to the loss in whole or in part of any business relationship with any customer or client of Arsenal or any of its Subsidiaries set forth in Section 9.1 of the Parent Disclosure Letter (as defined in the Emerald Definitive Agreement), other than as a result of the valid termination by a customer or client of any written Contract (as defined in the Emerald Definitive Agreement) due to the breach by Arsenal or any of its Subsidiaries of its obligations under any written Contract to license material Parent Owned Intellectual Property Rights (as defined in the Emerald Definitive Agreement) or perform material services related to such licenses required to be licensed or performed, respectively, under such written Contract; (v) any failure by Arsenal to meet any analysts’ revenue or earnings projections or Arsenal guidance, in and of themselves, or any failure by Arsenal to meet any of Arsenal’s internal or published revenue or earnings projections or forecasts, in and of themselves, or any decline in the trading price or trading volume of the Arsenal Shares, in and of themselves (it being understood that any Circumstance giving rise to any such failure or decline, other than a Circumstance set forth in clauses (i) through (iv) above or clauses (vi) through (ix) below, may be deemed to constitute, and may be taken into account in determining whether there has been, or is reasonably expected to be, an Arsenal Material Adverse Effect); (vi) any effect resulting from changes in Laws or accounting principles, in each case, after the date of this Agreement; (vii) any effect resulting from any outbreak or escalation of hostilities, the declaration of a national emergency or war, or the occurrence of any act of terrorism; (viii) any Circumstance arising or resulting from any material breach of the Emerald Definitive Agreement by Emerald or its Affiliates; or (ix) any increase in the cost of or decrease in the availability of financing to Arsenal or Merger Sub with respect to the Coniston Transaction.

Arsenal Right of First Refusal shall have the meaning ascribed to such term in Section 2.2(b) hereof.

Arsenal Shares shall mean the issued and outstanding shares of common stock of Arsenal, par value $0.01 per share.

Arsenal Stockholder Approval shall mean the approval of the Emerald Transaction by the affirmative vote of the holders of a majority in voting power of Arsenal Shares present in person or represented by proxy at a meeting held for such purpose.

Arsenal Written Consent shall have the meaning ascribed to such term in Section 1.1(a) hereof.

Audit Closing Evidence shall have the meaning ascribed to such term in Section 10.10(a) hereof.

business day shall mean any day except Saturday, Sunday or any day on which banks or stock exchanges are generally not open for business in the City of New York, New York or the City of London, England.

Circular shall have the meaning ascribed to such term in Section 6.3 hereof.

Claimed Defect shall have the meaning ascribed to such term in Section 10.2(h) hereof.

Claim Notice shall have the meaning ascribed to such term in Section 9.5 hereof.

Code shall mean the United States Internal Revenue Code of 1986, as amended.

Commitment Letter shall have the meaning ascribed to such term in Section 5.6(a) hereof.

Company Group shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, any time on or before the Coniston Closing Date, includes or has included Newco or any predecessor of or successor to Newco (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Coniston Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with Newco or any predecessor of or successor to Newco (or another such predecessor or successor), but in no event shall include any such group that also includes Arsenal.

Coniston Closing shall have the meaning ascribed to such term in Section 2.3 hereof.

Coniston Closing Date shall have the meaning ascribed to such term in Section 2.3 hereof.

Coniston Condition shall mean the condition set forth in Section 6.1(f) of the Emerald Definitive Agreement.

Coniston Transaction shall have the meaning ascribed to such term in the Recitals hereof.

Contingent Repurchase shall have the meaning ascribed to such term in Section 3.1 hereof.

Contingent Repurchase Closing shall have the meaning ascribed to such term in Section 3.2 hereof.

Contingent Repurchase Closing Date shall have the meaning ascribed to such term in Section 3.2 hereof.

Contingent Repurchase Consideration shall mean $101,600,000.

Contingent Repurchase Election Notice shall have the meaning ascribed to such term in Section 3.1 hereof.

Contingent Repurchase Shares shall mean the number of Arsenal Shares held by Manchester or its Affiliates that can be purchased for the Contingent Repurchase Consideration at a price per Arsenal Share equal to $19.12.

Contract shall mean any written or oral contract, agreement, lease, plan, instrument or other document, commitment, arrangement, undertaking, practice or authorization that is or may be binding on any Person or its property under applicable Law.

Control (including, with its correlative meanings, Controlled by and under common Control with) shall mean, with respect to any Person, any of the following: (a) ownership, directly or indirectly, by such Person of equity securities entitling it to exercise in the aggregate more than fifty percent (50%) of the voting power of the entity in question or (b) the possession by such Person of the power, directly or indirectly, to elect a majority of the board of directors (or equivalent governing body) of the entity in question.

Core Rulings shall mean those rulings identified as such in Schedule 10.2.

Dismissed Objection Notice shall have the meaning ascribed to such term in Section 10.2(k) hereof.

DGP shall mean Misys US DGP, a Delaware general partnership and a Subsidiary of Manchester.

Emerald shall mean Emerald Corporation, a Delaware corporation.

Emerald Closing shall have the meaning ascribed to such term in the Recitals hereof.

Emerald Definitive Agreement shall mean the Agreement and Plan of Merger to be dated as of the date hereof between Arsenal, Merger Sub and Emerald a final form of which is attached as Exhibit 4.

Emerald Stockholder Approval shall mean the approval of the Emerald Transaction by the affirmative vote of a majority of outstanding shares of Emerald common stock entitled to vote thereon.

Emerald Transaction shall have the meaning ascribed to such term in the Recitals hereof.

Excess shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Excess Deduction Amount shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Excess Historic Guarantee Notice shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Excess Historic Unreleased Amount shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Excess PLR Guarantee Notice shall have the meaning ascribed to such term in Section 10.10(a) hereof.

Excess PLR Unreleased Amount shall have the meaning ascribed to such term in Section 10.10(a) hereof.

Exchange Act shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Exchange Shares shall have the meaning ascribed to such term in the Recitals hereof.

Exchange Sub shall have the meaning ascribed to such term in Section 1.1(c) hereof.

Family Member shall mean, with respect to any Person, a spouse, parent, child or sibling of such Person.

Financing shall have the meaning ascribed to such term in Section 5.6(a) hereof.

Financing Source shall have the meaning ascribed to such term in Section 5.6(a) hereof.

Fixed Release Date shall mean, with respect to the relevant provision of Section 10.10, the fixed date set forth in subclause (y) of Section 10.10(a) (or the date set forth in Section 10.10(a)(i) in lieu thereof) and each of the fixed dates set forth in the last subclause of each of Sections 10.10(b)(i) through (iv), as may be modified pursuant to this Agreement.

Floor Price shall have the meaning ascribed to such term in Section 2.2(a) hereof.

Governmental Authority shall mean any federation, nation, state, sovereign or government, any federal, supranational, regional, state or local political subdivision, any governmental or administrative body, instrumentality, department or agency or any court, administrative hearing body, commission or other similar dispute resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

Governmental Authorization shall mean any permit, consent, approval, authorization, waiver, grant, concession, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Governmental Authority.

Greenshoe shall have the meaning ascribed to such term in Section 2.2(a) hereof.

Greenshoe Closing shall have the meaning ascribed to such term in Section 2.2(m) hereof.

Historic Bank Guarantee shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Historic Bank Guarantor shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Historic Tax Conditions shall have the meaning ascribed to such term in Section 10.10(c) hereof.

HP Mercury Licence shall mean the suite of licence agreements entered into between Manchester International Banking Systems Inc. and Hewlett Packard, further details of which are contained in Schedule B to the Transitional Services Agreement.

HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indemnified Party shall have the meaning ascribed to such term in Section 9.5(a) hereof.

Indemnitor shall have the meaning ascribed to such term in Section 9.5(a) hereof.

Independent Arbitrator shall mean an individual who (i) is or was a partner specializing in private letter ruling submissions to the IRS and is or was experienced in advising clients with respect to tax aspects of complex corporate transactions, in each case at a nationally recognized accounting firm, (ii) is not, and has not been, a director, executive officer or employee of Arsenal, Manchester or Emerald, (iii) is not an individual having a relationship which, in the reasonable judgment of each of the Parties, would interfere with the exercise of independent judgment in carrying out the responsibilities of an independent arbitrator, (iv) has not accepted, and does not have a Family Member who has accepted, any compensation from Arsenal, Manchester or Emerald within three years preceding the date of this Agreement, (v) is not a Family Member of an individual who is, or at any time during the three years preceding the date of this Agreement was, employed by Arsenal, Manchester or Emerald, (vi) is not, or does not have a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which Arsenal, Manchester or Emerald has made, or from which Arsenal, Emerald or Manchester has received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is less, (vii) is not, or does not have a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of Arsenal, Manchester or Emerald serve on the compensation committee of such other entity or (viii) is not employed by the outside auditor of any of Arsenal, Emerald or Manchester, or is not or does not have a Family Member who is a current partner of the outside auditor of any of Arsenal, Emerald or Manchester, or was not a partner or employee of any such outside auditor who worked on the audit of Arsenal, Emerald or Manchester at any time during any of the past three years.

India Lease shall mean the lease agreement with respect to the building known as the Maruthi Infotech Center in Bangalore, India entered into between Manchester Software Solutions (India) Private Limited and G. Jayaram Reddy, dated February 12, 2010.

India Migration Plan shall have the meaning ascribed to such term in Section 6.13(a) hereof.

IRS shall mean the United States Internal Revenue Service.

IRS Private Letter Ruling shall mean a letter ruling from the IRS addressed to Newco (or DGP, its predecessor) and/or Arsenal issued pursuant to the IRS Private Letter Ruling Request.

IRS Private Letter Ruling Request shall mean the formal written submission delivered to the IRS requesting the IRS Private Letter Ruling pursuant to Section 10.2.

Kapiti shall mean Kapiti Limited, a limited company formed under the Laws of England and Wales and a Subsidiary of Manchester.

Knowledge shall mean, with respect to Arsenal, the actual knowledge of Glen Tullman, Lee Shapiro, Bill Davis, Brian Vandenberg or Lisa Garrett and, with respect to Manchester, the actual knowledge of Stephen Wilson, Mike Lawrie, Tom Kilroy or Tim Homer.

Launch Date shall have the meaning ascribed to such term in Section 2.2(c) hereof.

Launch Demand shall have the meaning ascribed to such term in Section 2.2(e) hereof.

Launch Notice shall have the meaning ascribed to such term in Section 2.2(c) hereof.

Law shall mean all applicable provisions of all (a) constitutions, treaties, statutes, laws (including common law), rules, regulations, ordinances or codes of any Governmental Authority, and (b) orders, decisions, injunctions, judgments, awards, decrees and Governmental Authorizations of any Governmental Authority.

Lead Underwriters shall have the meaning ascribed to such term in Section 2.2(c) hereof.

Lien shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, title defect, easement, tenancy, right-of-way, license, use restriction, claim, hypothecation, assignment, preemptive right, option, right of first refusal, right of first offer, right of consent, restrictive covenant or other right, title or interest of any third party, in any such case relating to such property or asset.

Losses shall mean any and all claims, losses, liabilities, damages (including fines, penalties, and criminal or civil judgments and settlements), costs (including court costs and environmental and other investigation and removal costs) and expenses (including reasonable attorneys’, environmental consultants’ and accountants’ fees).

Manchester shall mean Misys plc, a public limited company formed under the Laws of England and Wales.

Manchester Arbitration Candidates shall have the meaning ascribed to such term in Exhibit 10.

Manchester Bank Account shall mean:

Bank Name:	National Westminster Bank PLC
Branch:	City of London
SWIFT:	NWBKGB2L
Account Name:	Misys plc – Treasury Account
Account Number:	42060915
Currency:	USD
Correspondent Bank:	JP Morgan Chase Bank, New York (ABA Routing No. 021000021)
SWIFT: CHASUS33

Manchester Greenshoe Limit shall have the meaning ascribed to such term in Section 2.2(b) hereof.

Manchester Group Member shall mean (i) Manchester and its Affiliates, (ii) the directors and officers of each of Manchester and its Affiliates and (iii) the respective successors and assigns of each of the foregoing.

Manchester India Employees shall mean those employees of Manchester (or its Affiliates) located in Bangalore, India who have been assigned to work exclusively on Arsenal software development matters and who are to be identified in further detail within the India Migration Plan.

Manchester Shareholder Approval shall have the meaning ascribed to such term in Section 6.3 hereof.

Manchester Shareholders Meeting shall have the meaning ascribed to such term in Section 6.3 hereof.

Market Disruption shall mean any period in which (i) trading generally, or trading in Arsenal Shares, shall have been suspended or materially limited on, or by, as the case may be, the Nasdaq National Market or the New York Stock Exchange, (ii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by Federal or New York State authorities or (iv) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis, which, in the case of any of clauses (ii), (iii) or (iv) above makes it impracticable, in the reasonable good faith judgment of the board of directors of Manchester after receipt of advice from the Lead Underwriters, for the Minimum Secondary Offering Shares to be sold to the public by the Underwriters at a price of not less than the Floor Price.

Market Holiday shall mean August 16, 2010 through September 6, 2010 inclusive.

Merger Sub shall have the meaning ascribed to such term in the Emerald Definitive Agreement.

Minimum Secondary Offering Shares shall have the meaning ascribed to such term in Section 2.2(a) hereof.

MPL shall mean Misys Patriot Limited, a limited company formed under the Laws of England and Wales and a Subsidiary of Manchester.

MPUSH shall mean Misys Patriot US Holdings LLC, a Delaware limited liability company and a Subsidiary of Manchester.

Newco shall mean [US Newco], a Delaware corporation and a Subsidiary of Manchester.

Newco Shares shall have the meaning ascribed to such term in the Recitals hereof.

Non-Core Rulings shall mean those rulings identified as such in Schedule 10.2.

Objection Notice shall have the meaning ascribed to such term in Section 10.2(e) hereof.

Offering Conditions shall have the meaning ascribed to such term in Section 2.2(j) hereof.

Order shall mean any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or any arbitrator.

Outside Date shall have the meaning ascribed to such term in Section 8.1(a)(ii) hereof.

Parties shall mean Manchester and Arsenal, with each being a Party.

Person shall mean any natural person, business trust, corporation, partnership, limited liability company, joint stock company, proprietorship, association, trust, joint venture, unincorporated association or any other legal entity of whatever nature organized under any applicable Law, an unincorporated organization or any Governmental Authority.

PLR Bank Guarantee shall have the meaning ascribed to such term in Section 10.10(a) hereof.

PLR Bank Guarantor shall have the meaning ascribed to such term in Section 10.10(a) hereof.

Post-Closing Franchise Taxes shall have the meaning ascribed to such term in Section 10.7 hereof.

Post-Closing Franchise Tax Conditions shall have the meaning ascribed to such term in Section 10.10(c) hereof.

Post-Closing Tax Period shall mean any Tax period beginning after the Coniston Closing Date or, with respect to a Tax period that begins before the Coniston Closing Date and ends thereafter, the portion of such Tax period beginning immediately after the Coniston Closing Date.

Pre-Closing Tax Period shall mean any Tax period ending at or before the Coniston Closing Date or, with respect to a Tax period that begins before the Coniston Closing Date and ends thereafter, the portion of such Tax period that ends as of the Coniston Closing Date.

Proceeding shall mean any action, litigation, suit, proceeding or formal investigation or review of any nature, civil, criminal, regulatory or otherwise, before any Governmental Authority.

Reduction Notice shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Registration Rights Agreement shall mean the Registration Rights Agreement entered into between the Parties concurrently with this Agreement in the form attached as Exhibit 13.

Rejection Notice shall have the meaning ascribed to such term in Section 10.2(j) hereof.

Relationship Agreement shall mean the Relationship Agreement between the Parties dated as of March 17, 2008, as amended by the First Amendment to the Relationship Agreement, dated as of August 14, 2008, and the Second Amendment to the Relationship Agreement, dated as of January 5, 2009.

Relevant Provisions shall have the meaning ascribed to such term in Section 2.2(j) hereof.

Repurchase Consideration shall have the meaning ascribed to such term in Section 2.1 hereof.

Repurchase Shares shall have the meaning ascribed to such term in Section 2.1 hereof.

Restructuring Slides shall mean the document attached as Schedule 10.1.

SEC shall mean the U.S. Securities and Exchange Commission.

Secondary Offering shall have the meaning ascribed to such term in Section 2.2(a) hereof.

Secondary Offering Proceeds shall mean the aggregate proceeds of the Secondary Offering (including the Greenshoe) after the underwriting discount.

Secondary Offering Registration Statement shall have the meaning ascribed to such term in Section 2.2(j) hereof.

Secondary Offering Shares shall have the meaning ascribed to such term in the Recitals hereof.

Securities Act shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Solvent when used with respect to any Person shall mean that, as of any date of determination, (i) the assets of such Person at a “fair valuation” will as of such date, exceed the amount of all of its “liabilities of such Person, contingent or otherwise”, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (ii) the “present fair saleable value” of the assets of such Person will, as of such date, be greater than “the amount that will be required to pay the probable liability of such Person on its existing debts as such debts become absolute and matured”, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (iii) the remaining assets of such Person as of such date, will not be “unreasonably small” nor constitute an “unreasonably small capital” in relation to the business or transaction(s) in which it is engaged or is about to engage, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; and (iv) such Person will be able to pay its debts as they become due. For purposes of this definition, (a) “debt” means liability on a “claim” and (b) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

Solvency Letter shall mean a letter delivered by a nationally recognized valuation firm mutually acceptable to Arsenal and Manchester, in a form reasonably acceptable to Arsenal and Manchester and addressed to the Board of Directors of Arsenal and, if requested by Arsenal, the Financing Source providing the Financing, indicating that, immediately after the Coniston Closing and after giving effect to the transactions contemplated hereby, including the Financing and any alternative financing permitted by this Agreement and the payment of the Repurchase Consideration and all related fees and expenses, Arsenal will be Solvent.

Special Offering Conditions shall have the meaning ascribed to such term in Section 2.2(e) hereof.

Straddle Period shall mean any taxable year or period beginning on or before and ending after the Coniston Closing Date.

Subsidiary shall mean, with respect to any Person, another Person that, at the time of determination, directly or indirectly, through one or more intermediaries, is Controlled by such first Person.

Takeover Laws shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws or regulations.

Tax or Taxes shall mean (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of any obligation under any Tax sharing arrangement, tax indemnification obligation or as transferee or successor.

Tax Claim shall have the meaning ascribed to such term in Section 10.8 hereof.

Tax Return shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

Taxing Authority shall mean any Governmental Authority responsible for the imposition of any Tax.

Termination Launch Demand shall have the meaning ascribed to such term in Section 2.2(g) hereof.

Third Person Claim shall have the meaning ascribed to such term in Section 9.5(b) hereof.

Tranche shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Tranche Amount shall have the meaning ascribed to such term in Section 10.10(b) hereof.

Transaction Documents shall mean the Voting Agreement, the Registration Rights Agreement, the Transitional Services Agreement and the Amended and Restated Relationship Agreement.

Transaction Tax Conditions shall have the meaning ascribed to such term in Section 10.10(c) hereof.

Transaction Taxes shall mean Taxes imposed on Newco, or for which Newco would otherwise be liable, in each case that would not have been so imposed, or for which Newco would not have otherwise been so liable, but for the Transactions.

Transactions shall mean (i) all transactions contemplated by this Agreement, (ii) the transactions contemplated by the Restructuring Slides and (iii) all transactions described in the IRS Private Letter Ruling, the IRS Private Letter Ruling Request or any supplement thereto, in each case including all related transactions (including the transactions contemplated by the US Reorganization) and excluding in all cases (a) the Emerald Transaction and (b) any disposal of Arsenal Shares by Newco (or any successor) after the Coniston Closing Date other than as contemplated by this Agreement, the Restructuring Slides, the IRS Private Letter Ruling, the IRS Private Letter Ruling Request or any supplement thereto.

Transfer Taxes shall mean all transfer, documentary, sales, use, stamp registration and other similar Taxes.

Transitional Services Agreement shall mean the Transitional Services Agreement to be entered into between the Parties on the Coniston Closing Date substantially in the form attached as Exhibit 14.

UCC shall mean the Uniform Commercial Code of the State of Delaware.

Underwriters shall have the meaning ascribed to such term in Section 2.2(a) hereof.

Underwriting Agreement shall mean the Underwriting Agreement to be entered into among Manchester, Arsenal and the lead Underwriters of the Secondary Offering.

US Reorganization shall have the meaning ascribed to such term in the Recitals hereof.

Valid Objection Notice shall have the meaning ascribed to such term in Section 10.2(k) hereof.

Voting Agreement shall mean the Voting Agreement entered into among the Parties, Emerald, MPUSH and MPL concurrently with this Agreement in the form attached as Exhibit 6.

Written Consents shall have the meaning ascribed to such term in Section 1.1(a) hereof.

Annex C

EXECUTION COPY

VOTING AGREEMENT

by and among

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.,

MISYS PLC,

MISYS PATRIOT US HOLDINGS LLC,

MISYS PATRIOT LIMITED

and

ECLIPSYS CORPORATION

dated as of June 9, 2010

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of June 9, 2010, is made by and among ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., a Delaware corporation (the “Company”), MISYS PLC, a public limited company incorporated under the laws of England and Wales (“Manchester”), MISYS PATRIOT US HOLDINGS LLC, a Delaware limited liability company (“MPUSH”), MISYS PATRIOT LIMITED, a limited company formed under the laws of England and Wales (“MPL” and, together with Manchester and MPUSH, the “Stockholders” and each of them individually, a “Stockholder”), and ECLIPSYS CORPORATION, a Delaware corporation (“Emerald” and, together with the Company and the Stockholders, the “Parties” and each of them individually, a “Party”).

WITNESSETH:

WHEREAS, concurrently herewith, the Company and Manchester are entering into a Framework Agreement (the “Framework Agreement”), providing for, among other things, (i) an indirect repurchase by the Company of certain shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), held by the Stockholders and their Affiliates and (ii) a secondary public offering by the Stockholder and their Affiliates of additional shares of Company Common Stock (the transactions described in clauses (i) and (ii) together being the “Coniston Transaction”), in each case, upon the terms and subject to the conditions set forth in the Framework Agreement (capitalized terms used in this Agreement but not defined herein shall have the meanings given to such terms in the Framework Agreement);

WHEREAS, concurrently herewith, the Company, Arsenal Merger Corp., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), and Emerald are entering into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into Emerald, with Emerald continuing as the surviving corporation, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, the issuance by the Company to the stockholders of Emerald of Company Common Stock pursuant to the Merger Agreement (the “Emerald Share Issuance”) must be approved by the affirmative vote of a majority of shares of Company Common Stock present in person or represented by proxy at a meeting held for such purpose and entitled to vote thereon;

WHEREAS, as of the date hereof, the Stockholders and their Affiliates beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the number of shares of Company Common Stock set forth on Schedule A (the “Owned Shares” and, together with (i) any securities issued or exchanged with respect to such Owned Shares upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or any other change in the Company’s capital structure and (ii) any shares of Company Common Stock or other securities of the Company which any of the Stockholders or their Affiliates acquires beneficial ownership after the date hereof and prior to the termination of this Agreement, whether by purchase, acquisition or upon exercise of options, warrants, conversion of other convertible securities or otherwise, collectively referred to herein as the “Covered Shares”); and

WHEREAS, as a condition to the willingness of the Company to enter into the Framework Agreement and the Merger Agreement and as a condition to the willingness of Emerald to enter into the Merger Agreement, Emerald has required that the Stockholders agree, and in order to induce Emerald to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement with respect to the Covered Shares and certain other matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

VOTING AGREEMENT

Section 1.01 Voting of the Covered Shares. The Stockholders hereby irrevocably and unconditionally covenant and agree that, during the Voting Period (as hereinafter defined), at any meeting of the stockholders of the Company (whether annual or special), however called, or at any adjournment or postponement thereof, or in any other circumstances (including an action by written consent) upon which a vote or other approval is sought, the Stockholders shall:

(a) with respect to any vote relating to the Emerald Share Issuance or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than the matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby), cause 15.5 million shares of Company Common Stock (the “Stockholder Continuing Interest”) to appear at such meeting or otherwise be counted as present thereat for the purpose of establishing a quorum and vote such Stockholder Continuing Interest, in person or by proxy, in favor of the Emerald Share Issuance;

(b) prior to the Coniston Closing, with respect to any vote relating to the Emerald Share Issuance or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than the matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby), cause all their remaining Covered Shares (other than the Stockholder Continuing Interest) not to appear or be present or otherwise counted as present thereat for the purpose of establishing a quorum; provided, however, that if the Stockholders receive written notice from the Secretary of the Company in accordance with Section 1.04 at least six (6) hours prior to the meeting of stockholders at which any such vote is to be taken that the shares of Company Common Stock held by stockholders other than the Stockholders and their Affiliates that are present in person or by proxy at the meeting (the “Public Shares”) are not sufficient, when combined with the Stockholder Continuing Interest, to constitute at least thirty-five percent (35%) of the then outstanding shares of Company Common Stock, then if and to the extent so requested by the Company and Emerald, the Stockholders shall cause such additional Covered Shares (and only such additional Covered Shares) as may be necessary, when added together with the Public Shares and the Stockholder Continuing Interest, to result in up to thirty-five percent (35%) of the then outstanding shares of Company Common Stock to be present (the “Additional Covered Shares”) and cause the Additional Covered Shares caused to be present pursuant to this clause (b) to be voted for and against, and to abstain or not vote, with respect to the Emerald Share Issuance or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than the matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby) in the same proportion as the Public Shares are voted for and against, and abstain or are not voted, respectively, by the holders of the Public Shares; provided, however, that the number of Additional Covered Shares shall not exceed as a percentage of the total Covered Shares (excluding the Stockholder Continuing Interest) held by the Stockholders, the percentage the Public Shares constitute of the total number of shares of Company Common Stock held by stockholders other than the Stockholders and their Affiliates;

(c)(i) vote (or cause to be voted), in person or by proxy, the Stockholder Continuing Interest against (A) any extraordinary corporate transaction (other than the Emerald Share Issuance, the Merger and the Coniston Transaction), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, or sale or transfer of all or substantially all of the assets or securities of the Company or any of its Subsidiaries, (B) any amendment of the Company’s certificate of incorporation or by-laws other than as contemplated by the Framework Agreement or the Merger Agreement, (C) any other proposal, action or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to in any manner impede, frustrate, prevent or nullify the Framework Agreement, the Merger Agreement, the Emerald Share Issuance, the Coniston Transaction, the Arsenal Exchange or any of the other transactions contemplated thereby (including the amendments to the Company’s certificate of incorporation contemplated by the Framework Agreement) and (D) any extraordinary dividend, distribution or recapitalization by the Company or change in capital structure of the Company (other than pursuant to or as expressly permitted by the Merger Agreement or the Framework Agreement) (the matters described in the foregoing clauses (A) through (D) being referred to as “Competing Actions”); and (ii) vote (or cause to be voted), in person or by proxy, the remaining Covered Shares (other than the Stockholder Continuing Interest) either, in the sole discretion of the Stockholders, (x) against any Competing Action or (y) for and against, and abstain or not vote, with respect to any Competing Action in the same proportion as the Public Shares are voted for and against, and abstain or are not voted, respectively, by the holders of the Public Shares; and

(d) not take any action by written consent to approve any Competing Action.

For the purposes of this Agreement, “Voting Period” shall mean the period commencing on the date hereof and ending immediately prior to any termination of this Agreement in accordance with its terms pursuant to Article IV hereof. The Stockholders and their Affiliates shall remain free to vote or cause to be voted (or execute or cause to be executed consents or proxies with respect thereto) the Covered Shares with respect to any matter not covered by this Section 1.01 in any manner the Stockholders or their Affiliates deem appropriate.

Section 1.02 Proxies. During the Voting Period, in order to secure the performance of the Stockholders’ obligations under Section 1.01 of this Agreement, the Stockholders hereby (a) terminate and revoke any and all previous proxies granted with respect to the Covered Shares (except for the irrevocable proxy granted pursuant to the Relationship Agreement dated as of March 17, 2008 between the Company and Manchester (the “Existing Relationship Agreement”)), (b) irrevocably grant the proxy attached as Exhibit 1 hereto (the “Proxy”) with respect to the Stockholder Continuing Interest in the manner contemplated by Section 1.01 and (c) provided the Company complies with its obligations under Section 1.04, agree to irrevocably grant prior to any vote taken as described in Section 1.01(b) the proxy attached as Exhibit 2 hereto (the “Subsequent Proxy”) with respect to the exact number of Additional Covered Shares determined in accordance with Section 1.01(b) as notified by the Company and Emerald pursuant to Section 1.04. The Stockholders hereby affirm that the irrevocable proxies set forth in this Section 1.02 are given in connection with the execution of the Merger Agreement and the Framework Agreement, and that such irrevocable proxies are given to secure the performance of the duties of the Stockholders under this Agreement. Except as provided for in the last sentence of this Section 1.02, each Stockholder hereby (i) affirms that such Stockholder’s irrevocable proxy granted or to be granted hereunder are or, when granted, will be coupled with an interest, may under no circumstances be revoked and will survive the insolvency or liquidation of such Stockholder, (ii) ratifies and confirms all that the proxy appointed by such Stockholder hereunder may lawfully do or cause to be done by virtue hereof and (iii) agrees that such Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy granted, or to be granted, hereunder by such Stockholder. Notwithstanding any other provisions of this Agreement, the irrevocable proxies granted hereunder shall automatically terminate upon the termination or expiration of this Agreement without any notice or other action by any Person.

Section 1.03 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company, Emerald, any Person appointed as the proxy of any Stockholder pursuant to this Agreement or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares, other than the right of the holder of the Proxy and the Subsequent Proxy, respectively, under certain circumstances, to vote the Covered Shares upon the terms and subject to the conditions of this Agreement. Except as provided in this Agreement, all rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders and their Affiliates, and neither the Company nor Emerald nor any Person appointed as the proxy of any Stockholder pursuant to this Agreement shall have any power or authority to direct the Stockholders in the voting of any of the Covered Shares, except as otherwise specifically provided herein, or in the performance of the Stockholders’ duties or responsibilities as stockholders of the Company. Nothing in this Agreement shall be interpreted as (i) obligating the Stockholders to exercise any warrants, options, conversion of convertible securities or otherwise acquire Company Common Stock or (ii) creating or forming a “group” with any other Person, including the Company or Emerald, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

Section 1.04 Provision of Information and Tabulation. The Company shall, and shall cause the Company’s Secretary to, provide in writing at least six (6) hours prior to the commencement of such meeting of stockholders as set forth in the Company’s notice of meeting, sufficient information regarding the number of shares of Company Common Stock present for quorum purposes, the additional number of Covered Shares required to be present such that, when added together with the Public Shares and the Stockholder Continuing Interest, will result in up to thirty-five percent (35%) of the then outstanding shares of Company Common Stock to be present, and the number of Public Shares voted for and against, and that have abstained or not voted with respect to, any matter described in Section 1.01(b) for the Stockholders to be able to determine whether they are required under Section 1.01(b) to cause to be present for purposes of a quorum and voting, and cause to be covered by the Subsequent Proxy, any Covered Shares other than the Stockholder Continuing Interest. The Stockholders shall have no obligation to cause to be present for purposes of a quorum and vote any Covered Shares other than the Stockholder Continuing Interest at the meeting of stockholders if such information is not provided as set forth herein.

Section 1.05 Waiver by the Company. The Company hereby waives, during the Voting Period, any right under the Existing Relationship Agreement or otherwise that would be inconsistent with the provisions of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.

The Stockholders hereby represent and warrant to the Company and Emerald as follows:

Section 2.01 Ownership of the Owned Shares. As of the date hereof, except as set forth in Schedule A, the Stockholders have good and valid and marketable title to and are the record or beneficial owner of the Owned Shares set forth on Schedule A free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances, restrictions or arrangements whatsoever with respect to the ownership, transfer or other voting of the Owned Shares. Except as set forth in Schedule A, the Stockholders have full and unrestricted power to dispose of and vote all of, and have not granted any proxy inconsistent with this Agreement that is still effective with respect to, the Owned Shares. The Stockholders do not own, beneficially or of record, any shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, other than the Covered Shares.

Section 2.02 No Setoff. To the knowledge of the Stockholders, as of the date hereof, there are no legal or equitable defenses or counterclaims that have been or may be asserted by or on behalf of any Person to reduce the amount of the Owned Shares or affect the validity or enforceability of the Owned Shares.

ARTICLE III

COVENANTS OF THE STOCKHOLDERS.

Section 3.01 No Transfer. Other than pursuant to the terms of this Agreement or as contemplated by the Framework Agreement or any of the other Transaction Documents, without the prior written consent of the Company and Emerald, during the Voting Period, the Stockholders agree not to, directly or indirectly, (i) sell, pledge (except as set forth on Schedule A), assign, transfer, tender, exchange, offer, encumber, lend or otherwise dispose of (including by gift, merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, tender, exchange, offer, encumbrance or other disposition of (including by gift, merger, consolidation or otherwise by operation of law) (each, a “Transfer”), any Covered Shares, other than (x) to wholly owned Subsidiaries of any of the Stockholders, (y) pursuant to the Stock Repurchase Agreement dated as of February 10, 2009 by and among the Stockholders and the Company or (z) pursuant to the transactions contemplated by the Framework Agreement, (ii) grant any proxies, options, rights of first offer or refusal or power of attorney or enter into any voting trust or other agreement or arrangement with respect to any Covered Shares, other than as contemplated by the Framework Agreement, or (iii) take any action that would make any of their representations or warranties contained herein untrue or incorrect or have the effect of preventing, disabling or impeding the Stockholders from performing their obligations under this Agreement. Any action taken or attempted to be taken in violation of the preceding sentence will be null and void.

Section 3.02 Stop Transfer Order. The Stockholders hereby authorize the Company’s and Emerald’s counsel to notify the Company’s transfer agent that prior to the termination of this Agreement there is a stop transfer order with respect to all of the Covered Shares and that this Agreement places limits on the voting of the Covered Shares. The Parties acknowledge and agree that such stop order shall not apply to any Transfers to wholly owned Subsidiaries of any of the Stockholders or pursuant to the Framework Agreement or any of the other Transaction Documents.

Section 3.03 Additional Shares. The Stockholders shall as promptly as practicable notify the Company and Emerald of the number of any new Covered Shares acquired by the Stockholders, if any, after the date hereof. Any such shares shall be automatically subject to the terms of this Agreement as though owned by the Stockholders on the date hereof.

Section 3.04 No Solicitation.

(a) During the term of this Agreement, the Stockholders shall not, nor shall they permit any of their Subsidiaries or any officer or employee of any Stockholder or any of their Subsidiaries to, nor shall they authorize any director of, or any Representative (as defined in the Merger Agreement) of, any Stockholder or any of their Subsidiaries to, and shall instruct each of them not to, except, if any of them is a director of the Company or any Stockholder, as the case may be, as required in order to comply with such individual’s fiduciary duties as a director of the Company or any Stockholder, as the case may be, as specifically permitted by Section 3.06, directly or indirectly: (i) solicit, initiate or knowingly induce or encourage the submission of, any Company Takeover Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement in principle or any agreement providing for, relating to or in connection with, any Company Takeover Proposal or any proposal that could reasonably be expected to lead to a Company Acquisition Transaction (as hereinafter defined); (iii) approve, endorse or recommend any Company Takeover Proposal; (iv) enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Company Takeover Proposal; or (v) furnish any non-public information regarding the Company or any of its Subsidiaries to, or afford access to the properties, books and records of the Company to, any Person in connection with or in response to any Company Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit any Stockholder or its board of directors, directly or indirectly through any of its officers, directors, employees or Representatives, prior to obtaining the Manchester Shareholder Approval, from taking any of the actions described in clauses (iv) and (v) above in response to any unsolicited bona fide Company Takeover Proposal that the board of directors of Manchester concludes in good faith, after consultation with its outside financial advisors, constitutes or is reasonably expected to result in, a Superior Proposal (as hereinafter defined) if (and only if) (1) the board of directors of Manchester concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Takeover Proposal would be inconsistent with the exercise by the board of directors of its fiduciary duties to Manchester (including to the shareholders of Manchester) under applicable Law and (2) prior to furnishing any non-public information to, or entering into discussions or negotiations with, the Person making such Company Takeover Proposal (the “Third Party”), (x) the Stockholders receive from such Third Party an executed confidentiality agreement with provisions not less favorable to the Stockholders or the Company than those contained in the Confidentiality Agreement (as defined in the Merger Agreement) and (y) the Stockholders provide to Emerald and the Company in accordance with Section 3.04(b) the information required under Section 3.04(b) to be delivered by the Stockholders to Emerald. The Stockholders agree that they and their Subsidiaries shall not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Stockholders from providing information to the Company and Emerald that is required to be provided to the Company or Emerald under this Section 3.04.

(b) The Stockholders shall promptly, and in any event no later than twenty-four (24) hours after they receive any Company Takeover Proposal, or any written request for non-public information regarding the Company or any of its Subsidiaries in connection with a Company Takeover Proposal, advise the Company and Emerald orally and in writing of such Company Takeover Proposal or request, including providing the identity of the Person making or submitting such Company Takeover Proposal or request, and, (i) if it is in writing, a copy of such Company Takeover Proposal and any related draft agreements and any other written material and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by such Person. The Stockholders shall keep Emerald and the Company informed in all material respects on a prompt basis of the status and details of any such Company Takeover Proposal or with respect to any change to the material terms of any such Company Takeover Proposal. The Stockholders agree that, subject to restrictions under Laws applicable to the Stockholders and their Subsidiaries, they shall promptly provide to Emerald any non-public information concerning the Company and its Subsidiaries that the Stockholders provide to any Third Party in connection with any Company Takeover Proposal which was not previously provided to Emerald.

(c) Immediately following the execution of this Agreement, the Stockholders shall, and shall cause their Subsidiaries and their and their Subsidiaries’ respective officers, directors and employees, and shall cause their and their Subsidiaries’ respective Representatives to, immediately cease and terminate any activities, discussions or negotiations existing as of the date of this Agreement between the Stockholders or any of their Subsidiaries or any of their respective officers, directors, employees or Representatives, on the one hand, and any other Person, on the other hand, with respect to any Company Takeover Proposal.

(d) For purposes of this Agreement, (x) a “Company Takeover Proposal” means any inquiry, offer or proposal by any Person (other than Emerald) relating to any Company Acquisition Transaction, (y) a “Company Acquisition Transaction” means any transaction or series of related transactions other than the Merger or as contemplated by the Framework Agreement involving: (i) any acquisition or purchase from the Stockholders, the Company or both the Stockholders and the Company by any Person of 20% or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (iv) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole; or (v) any liquidation or dissolution of the Company or any of its Subsidiaries, and (z) a “Superior Proposal” means an unsolicited, bona fide written Company Takeover Proposal to acquire at least (a) 50% of the outstanding voting securities of the Company or (b) 50% of the assets of the Company and its Subsidiaries, taken as a whole, in each case on terms that, in the reasonable good faith judgment of the board of directors of Manchester, after consultation with its outside financial advisors and its outside legal counsel, is more favorable to the shareholders of Manchester than the Coniston Transaction and the other transactions contemplated by the Framework Agreement, taking into account any proposal by Emerald or the Company, as applicable, to amend or modify the terms of the Merger Agreement or the Framework Agreement that are committed to in writing, after taking into account such factors, including terms, conditions, timing, likelihood of consummation, legal, financial, regulatory and other aspects of such proposal, and the Person making such proposal, in each case as deemed relevant by the board of directors of Manchester.

Section 3.05 Manchester Shareholder Meeting.

(a) Manchester has undertaken in the Framework Agreement to call, convene and hold a meeting of its shareholders and, subject to the exercise by the board of directors of Manchester of its fiduciary duties, recommend that its shareholders approve the Coniston Transaction and the other transactions contemplated by the Framework Agreement (the “Shareholder Recommendation”).

(b) Except as otherwise provided in Section 3.05(c) or 3.05(d), neither the board of directors of Manchester nor any committee thereof shall (i) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Shareholder Recommendation in a manner adverse to Emerald, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Company Takeover Proposal or (iii) enter into any letter of intent or written agreement in principle or any binding agreement providing for, relating to or in connection with, any Company Takeover Proposal or any proposal that is reasonably expected to lead to a Company Acquisition Transaction (a “Shareholder Adverse Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, with respect to a Company Takeover Proposal, the board of directors of Manchester may, at any time prior to receipt of the Manchester Shareholder Approval, effect a Shareholder Adverse Recommendation Change, in the event a written Company Takeover Proposal is made to Manchester by a Third Party and such Company Takeover Proposal is not withdrawn if (and only if): (i) the board of directors of Manchester determines in good faith after consultation with its financial advisors that such Company Takeover Proposal constitutes a Superior Proposal; (ii) following consultation with its outside legal counsel, the board of directors of Manchester determines that the failure to make a Shareholder Adverse Recommendation Change would be inconsistent with the exercise of its fiduciary duties to the shareholders of Manchester under applicable Laws; (iii) Manchester provides Emerald and the Company five (5) business days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 3.04(b); (iv) during such five business day period, Manchester and its Representatives have negotiated in good faith with Emerald and the Company regarding any revisions to the terms of the transactions contemplated by the Merger Agreement and the Framework Agreement proposed by Emerald and the Company in response to such Superior Proposal; and (v) at the end of the five (5) business day period described in the foregoing clause (v), the board of directors of Manchester again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of the Merger Agreement and the Framework Agreement proposed by Emerald and the Company) that the Company Takeover Proposal continues to be a Superior Proposal and that the failure to make a Shareholder Adverse Recommendation Change would be inconsistent with the exercise by the board of directors of Manchester of its fiduciary duties to the shareholders of Manchester under applicable Laws.

(d) Nothing in this Agreement shall prohibit or restrict the board of directors of Manchester, in circumstances not involving or relating to a Company Takeover Proposal, from effecting, prior to obtaining the Manchester Shareholder Approval, a Shareholder Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if (and only if): (i) the board of directors of Manchester determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the exercise by the board of directors of Manchester of its fiduciary duties to the shareholders of Manchester under applicable Laws; (ii) Manchester has provided to Emerald and the Company at least five (5) business days’ prior written notice describing the Company Intervening Event and advising Emerald and the Company that the board of directors of Manchester intends to take such action and specifying the reasons therefor in reasonable detail; (iii) during such five (5) business day period, Manchester and its Representatives have negotiated in good faith with Emerald and the Company regarding any revisions to the terms of the transactions contemplated by the Merger Agreement and the Framework Agreement proposed by Emerald and the Company in response thereto; and (iv) at the end of the five (5) business day period described in the foregoing clause (iii), the board of directors of Manchester again makes the determination in good faith after consultation with its outside legal counsel (and taking into account any adjustment or modification of the terms of the Merger Agreement and the Framework Agreement proposed by Emerald and the Company) that a Company Intervening Event continues to exist and that the failure to make a Shareholder Adverse Recommendation Change would be inconsistent with the exercise by the board of directors of Manchester of its fiduciary duties to the shareholders of Manchester under applicable Laws. Manchester agrees that neither the board of directors of Manchester nor any committee thereof shall effect a Shareholder Adverse Recommendation Change as a result of any event, occurrence, fact, condition, effect, change or development relating to obtaining the IRS Private Letter Ruling or any tax opinion with respect to any of the matters that are the subject of the requested IRS Private Letter Ruling. Manchester agrees to submit the Coniston Transaction and the other transactions contemplated by the Framework Agreement to its shareholders for approval whether or not the board of directors of Manchester determines to make a Shareholder Adverse Recommendation Change.

(e) For purposes of this Agreement, “Company Intervening Event” means an event or circumstance relating to the Company or Manchester (other than any event or circumstance resulting from a breach of the Framework Agreement by Manchester), occurring or arising after the date hereof that was not known to the board of directors of Manchester as of the date hereof; provided, however, that (i) in no event shall the receipt, existence or terms of a Company Takeover Proposal, or any inquiry or matter relating thereto or consequence thereof, constitute a Company Intervening Event, (ii) in no event shall any action taken by any of the Parties pursuant to and in compliance with the terms of the Merger Agreement and the Framework Agreement constitute a Company Intervening Event and (iii) in no event shall any event, occurrence, fact, condition, effect, change or development that has an adverse effect on the business, assets, liabilities (contingent or otherwise), financial condition or results of operations of Emerald or the Company or any of their respective Subsidiaries, or the market price of Emerald’s common stock or the Company Common Stock (in and of itself), constitute a Company Intervening Event, unless such event, occurrence, fact, condition, effect, change or development has had a Company Material Adverse Effect or Parent Material Adverse Effect (as such terms are defined in the Merger Agreement).

Section 3.06 No Restraint on Officer or Director Action. Notwithstanding anything to the contrary herein, the Company and Emerald hereby acknowledge and agree that no provision in this Agreement shall limit or otherwise restrict any officer, director, partner or employee of any Stockholder who is, or becomes during the term hereof, a director or an officer of the Company or any Stockholder with respect to any act or omission that such individual may undertake or authorize in his or her capacity as a director or an officer of the Company or any Stockholder, including any vote that such individual may make as a director of the Company or any Stockholder, with respect to any matter presented to the board of directors of the Company or any Stockholder. The agreements set forth herein shall in no way restrict any such director or officer in the exercise of his or her fiduciary duties as a director or officer of the Company or any Stockholder. The Stockholders have executed this Agreement solely in the capacity as the beneficial owner of the Covered Shares, and no action taken by any such director or officer shall be deemed to constitute a breach of any provision of this Agreement.

Section 3.07 Further Assurances. Each Party agrees, from time to time, upon the reasonable request of any other Party, to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as may be reasonably necessary for the purpose of effectively carrying out the transactions contemplated by this Agreement.

ARTICLE IV

TERMINATION

This Agreement and all of its provisions shall terminate upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of either the Framework Agreement or the Merger Agreement in accordance with their respective terms and (iii) the mutual written agreement of the Parties to terminate this Agreement; provided, that the provisions of Article V shall survive any such termination of this Agreement.

Upon termination or expiration of this Agreement, no Party shall have any further obligations or liabilities hereunder; provided, that such termination or expiration shall not relieve any Party from liability for any willful and material breach hereof prior to such termination or expiration.

ARTICLE V

GENERAL PROVISIONS.

Section 5.01 Survival of Representations and Warranties. The representations and warranties contained herein shall expire with, and be terminated and extinguished upon, the termination of this Agreement pursuant to Article IV, unless such termination resulted from a willful and material breach of this Agreement or the Framework Agreement by the Stockholders, and thereafter no Party shall be under any liability whatsoever with respect to any such representation or warranty, except, in each case, with respect to any willful and material breach prior to such expiration. Notwithstanding anything herein to the contrary, if the Termination Fee (as defined in the Merger Agreement) is paid in full and accepted by Emerald in accordance with Section 5.5(g) of the Merger Agreement, such payment shall be the sole and exclusive remedy (other than the right to seek specific performance or injunctive relief as provided in Section 5.11(a)) of Emerald and its Affiliates under this Agreement (or with respect to any claims or disputes arising out of or related to this Agreement or the transactions contemplated hereby or to the inducement of any Party to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and Emerald and its Affiliates shall be precluded from any other remedy (or seeking any other remedy) against the Company, any Stockholder and their respective Affiliates for monetary damages under this Agreement (or with respect to any claims or disputes arising out of or related to this Agreement or the transactions contemplated hereby or to the inducement of any Party to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise).

Section 5.02 Fees And Expenses. Other than as set forth in this Agreement, the Merger Agreement or the Framework Agreement, all costs and expenses (including fees and disbursements of counsel, accountants and other advisors) incurred in connection with the preparation, negotiation, execution, delivery or performance of this Agreement shall be paid by the Party incurring such cost or expense.

Section 5.03 Notices. All notices, requests, claims, demands and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand, sent by fax or sent by international overnight courier service and shall be deemed given when so delivered by hand or fax (if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt; otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt), or one (1) business day after mailing in the case of international overnight courier service, to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.03):

if to the Company:

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

Fax:                  +1 312 506 1208

Attention:       General Counsel

with copies to:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Fax:                  (312) 853-7036

Attention:       Frederick C. Lowinger, Gary D. Gerstman

if to any Stockholder:

Misys plc

One Kingdom Street

Paddington

London W2 6BL, UK

Fax:                  +44 (0)20 3320 1771

Attention:       General Counsel

with copies to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Fax:                  (212) 610-6399

Attention:       A. Peter Harwich

if to Emerald:

Eclipsys Corporation

Three Ravinia Drive

Atlanta, GA 30348

Fax:                  +1 404 847 5777

Attention:       General Counsel

                           Chief Financial Officer

with copies to:

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, Georgia 30309

Fax:                  (404) 572-5133

Attention:       John D. Capers, Jr., C. William Baxley

Section 5.04 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement (or the remaining portion thereof) or the application of such provision to any other Person or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are completed as originally contemplated to the greatest extent possible.

Section 5.05 Entire Agreement; Successors and Assigns.

(a) This Agreement constitutes the entire agreement and understanding among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement. The Schedules are an integral part of this Agreement and are incorporated by reference into this Agreement for all purposes.

(b) The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party, which consent, in the case of the Company prior to the Coniston Closing, shall be approved by the Audit Committee of the board of directors of the Company. Any attempted assignment in violation of this Section 5.05(b) shall be void.

Section 5.06 Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective and, in the case of a waiver or amendment by the Company prior to the Coniston Closing, approved by the Audit Committee of the board of directors of the Company.

Section 5.07 Waivers. Any waiver of any term or condition of this Agreement shall not be construed as a waiver of any subsequent breach, or a subsequent waiver of the same term or condition or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.08 Remedies Cumulative. Other than as expressly set forth herein, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 5.09 Parties in Interest. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing express or implied in this Agreement is intended or shall be construed to confer upon any Person other than the Parties any legal or equitable rights or remedies under this Agreement.

Section 5.10 Governing Law. This Agreement (and any claims or disputes arising out of or related to this Agreement or the transactions contemplated hereby or to the inducement of any Party to enter into this Agreement, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any other jurisdiction. Each Party irrevocably and unconditionally waives any objection to the application of the Laws of the State of Delaware to any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and further irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit or proceeding should not be governed by the Laws of the State of Delaware.

Section 5.11 Specific Performance; Submission To Jurisdiction.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions or other appropriate equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction over such action, in which case, in any state or federal court located in Delaware), this being in addition to any other remedy to which they are entitled at law or in equity, and the Parties hereby waive in any such proceeding the defense of adequacy of a remedy at law and any requirement for the securing or posting of any bond or any other security related to such equitable relief.

(b) Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court is unavailable, any state or federal courts located in Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each Party hereby agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery (unless such court shall lack subject matter jurisdiction over such action, in which case, in any state or federal court located in Delaware). Each Party hereby waives formal service of process and agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 5.11. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(c) EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY RELATING TO ANY DISPUTE ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each Party (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and each other Party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.11.

(d) Notwithstanding any other provision of this Agreement or any agreement contemplated hereby to the contrary, in the event that, prior to the Coniston Closing (as such term is defined in the Framework Agreement), or, if the Coniston Closing does not occur, at any time after the date hereof (i) there is any action or determination to be made by the Company hereunder that would require approval of the board of directors of the Company or any committee thereof, (ii) there is any action, suit, proceeding, litigation or arbitration between the Company and any Stockholder or Emerald or (iii) there is any disputed claim or demand (including any claim or demand relating to enforcing any remedy under this Agreement or any agreement contemplated hereby) by the Company against any Stockholder or Emerald, or by any Stockholder or Emerald against the Company, all actions or determinations of the Company prior to the Coniston Closing or, if the Coniston Closing does not occur, at any time after the date hereof or any determinations of the Company relating to any such action, suit, proceeding, litigation, arbitration, claim, demand (including all determinations by the Company whether to institute, compromise or settle any such action, suit, proceeding, litigation, arbitration, claim or demand and all determinations by the Company relating to the prosecution or defense thereof), shall be made and approved by the Audit Committee of the board of directors of the Company.

Section 5.12 Interpretation. The headings and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meanings as defined in this Agreement. All references to Articles, Sections or Schedules contained in this Agreement shall be to Articles, Sections or Schedules of or to this Agreement unless otherwise stated. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to any gender include the other genders, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s) and (vi) the terms “year” and “years” mean and refer to calendar year(s).

Section 5.13 Counterparts. This Agreement may be signed in any number of counterparts (including by fax or other electronic signature), each of which shall be an original, with the same effect as if the signatures were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by each other Party.

Section 5.14 Public Announcement; Disclosure. The Stockholders shall consult with each of the Company and Emerald before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and, except as required by Law or regulatory authority (if reasonably practicable after notice to and consultation with each of the Company and Emerald), shall not issue any such press release or make any such public statement without the prior approval of the Company and Emerald (which approval shall not be unreasonably withheld, conditioned or delayed). The Stockholders hereby authorize the Company and Emerald to publish and disclose, in any announcement, disclosure or filing required by any Governmental Entity, the Stockholders’ identity and ownership of the Covered Shares and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date hereinabove written.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/s/ LEE A. SHAPIRO
Name:	Lee A. Shapiro
Title:	President

MISYS PLC

By:	/s/ J. MICHAEL LAWRIE
Name:	J. Michael Lawrie
Title:	Chief Executive Officer

MISYS PATRIOT US HOLDINGS LLC

By:	/s/ DARRYL E. SMITH
Name:	Darryl E. Smith
Title:	Director

MISYS PATRIOT LIMITED

By:	Misys Corporate Director Limited

By:	/s/ SARAH BRAIN
Name:	Sarah Brain
Title:	Director

ECLIPSYS CORPORATION

By:	/s/ PHILIP M. PEAD
Name:	Philip M. Pead
Title:	President and CEO

Schedule A

Shares of Company Common Stock

79,811,511

Securities Convertible or Exercisable or Exchangeable for Shares of Company Common Stock

None

Pursuant to Section 2.01, the Stockholders represent and warrant to the Company that listed below are all exceptions to title over the Owned Shares, including pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership, transfer or other voting of the Owned Shares.

1.	The Existing Relationship Agreement contains certain arrangements and restrictions with respect to the Stockholders’ voting and transfer of the Owned Shares and the Stockholders’ acquisition of additional shares of Company Common Stock. Manchester has granted an irrevocable proxy under the Relationship Agreement to Lee Shapiro, William J. Davis and Brian Vandenberg (and any individual who shall succeed to their respective offices with the Company) to vote the Owned Shares in accordance with the terms of the Existing Relationship Agreement.

2.	The Stockholders and the Company entered into a Stock Repurchase Agreement dated as of February 10, 2009, which contains certain arrangements with respect to the sale and transfer of the Owned Shares by the Stockholders.

3.	The sale and transfer of Owned Shares by the Stockholders and their Affiliates pursuant to the Framework Agreement and the transactions contemplated thereby is subject to Manchester obtaining the Manchester Shareholder Approval.

Exhibit 1

PROXY

THIS PROXY (this “Proxy”), is entered into on June 9, 2010, by the undersigned stockholder (the “Stockholder”).

The undersigned Stockholder, pursuant to the provisions of the Voting Agreement, dated June 9, 2010, among ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., MISYS PLC, MISYS PATRIOT US HOLDINGS LLC, MISYS PATRIOT LIMITED and ECLIPSYS CORPORATION (the “Voting Agreement”) and the provisions of Section 212 of the General Corporation Law of the State of Delaware, hereby irrevocably grants to, and appoints, Kevin Kelly, Fred Marquardt and Thomas Ball, or any of them, and each of them individually (with full power of substitution), as such Stockholder’s proxy (in such capacity, the “Proxy Holder”) to vote 15.5 million shares of common stock, par value $0.01 per share (the “Common Stock”) of Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (the “Company”), owned by such Stockholder (the “Shares”), at the special meeting of stockholders of the Company to be held pursuant to the Merger Agreement (as defined in the Voting Agreement), and any adjournments or postponements thereof, (the “Company Meeting”), and to vote such Shares as provided in the Voting Agreement. In particular, the Proxy Holder shall:

(i)	cause the Shares to appear, or otherwise be counted as present thereat, for the purpose of establishing a quorum at the Company Meeting, however called, or at any adjournment or postponement thereof upon which a vote or other approval is sought relating to the Emerald Share Issuance (as defined in the Voting Agreement) or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement (as defined in the Voting Agreement), which are governed thereby); and

(ii)	vote or cause the Shares to be voted in favor of the Emerald Share Issuance and any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby) at the Company Meeting and execute any documents or agreement approved at any such Company Meeting, as fully as such Stockholder would be entitled to vote in person with respect to the Emerald Share Issuance or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby).

The Stockholder hereby affirms that this Proxy is irrevocable and is given in connection with the execution of the Merger Agreement and the Framework Agreement, and that this Proxy is given to secure the performance of the duties of the Stockholder under the Voting Agreement. Notwithstanding any other provisions of this Proxy or the Voting Agreement, this Proxy shall automatically terminate upon the termination or expiration of the Voting Agreement without any notice or other action by any Person.

The Proxy Holder shall not have any liability to the Stockholder as a result of any action taken or failure to take action pursuant to the foregoing proxy except for any action or failure to take action not taken or omitted in good faith or which involves intentional misconduct or a knowing violation of applicable law.

This Proxy shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to its principles of conflict of laws.

[SIGNATURE PAGE TO FOLLOW]

The foregoing proxy is hereby executed on the date first above written.

MISYS PATRIOT LIMITED

By:	/s/ SARAH BRAIN
Name:	Sarah Brain
Title:	Director

Exhibit 2

PROXY

THIS PROXY (this “Proxy”), is entered into on [                    ], 2010, by the undersigned stockholder (the “Stockholder”).

The undersigned Stockholder, pursuant to the provisions of the Voting Agreement, dated June 9, 2010, among ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., MISYS PLC, MISYS PATRIOT US HOLDINGS LLC, MISYS PATRIOT LIMITED and ECLIPSYS CORPORATION (the “Voting Agreement”) and the provisions of Section 212 of the General Corporation Law of the State of Delaware, hereby irrevocably grants to, and appoints, Kevin Kelly, Fred Marquardt and Thomas Ball, or any of them, and each of them individually (with full power of substitution) as such Stockholder’s proxy (in such capacity, the “Proxy Holder”) to vote [            ] shares of common stock, par value $0.01 per share (the “Common Stock”) of Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (the “Company”), owned by such Stockholder (the “Shares”), at the special meeting of stockholders of the Company to be held on [date], and any adjournments or postponements thereof, (the “Company Meeting”), and to vote such Shares as provided in the Voting Agreement.

In particular, the Proxy Holder shall:

(i)	cause the Shares to appear, or otherwise be counted as present thereat, for the purpose of establishing a quorum at the Company Meeting, however called, or at any adjournment or postponement thereof upon which a vote or other approval is sought relating to the Emerald Share Issuance (as defined in the Voting Agreement) or any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement (as defined in the Voting Agreement), which are governed thereby); and

(ii)	vote or cause the Shares to be voted as for and against, and abstain from voting or not vote, with respect to the Emerald Share Issuance and any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby) at the Company Meeting in the same proportion as the Public Shares (as defined in the Voting Agreement) are voted for and against, and abstain from voting or are not voted, respectively, by the holders of the Public Shares, and execute any documents or agreement approved at any such Company Meeting of the stockholders of the Company or by consent in writing of stockholders, as fully as such Stockholder would be entitled to vote in person or by consent in writing with respect to the Emerald Share Issuance and any other matter to be approved by the stockholders of the Company to facilitate the Emerald Share Issuance (other than matters specified in Section 1.1(a) of the Framework Agreement, which are governed thereby) in such proportion as the Public Shares are voted (or caused to take action) for and against, and abstain from voting or are not voted, respectively, by the holders of the Public Shares.

The Stockholder hereby affirms that this Proxy is irrevocable and is given in connection with the execution of the Merger Agreement and the Framework Agreement, and that this Proxy is given to secure the performance of the duties of the Stockholder under the Voting Agreement. Notwithstanding any other provisions of this Proxy or the Voting Agreement, this Proxy shall automatically terminate upon the termination or expiration of the Voting Agreement without any notice or other action by any Person.

The Proxy Holder shall not have any liability to the Stockholder as a result of any action taken or failure to take action pursuant to the foregoing proxy except for any action or failure to take action not taken or omitted in good faith or which involves intentional misconduct or a knowing violation of applicable law.

This Proxy shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to its principles of conflict of laws.

[SIGNATURE PAGE TO FOLLOW]

The foregoing proxy is hereby executed on the date first above written.

[name of entity holding shares]

By:
Name:
Title:

Annex D

June 8, 2010

Audit Committee of the Board of Directors

Board of Directors

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

Gentlemen:

We understand that Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts” or the “Company”) intends to enter into the Framework Agreement, dated as of June 9, 2010, between the Company and Misys plc (“Misys”), which provides for, among other things, the acquisition (the “Repurchase Transaction”) by Allscripts of 24,442,083 shares of its common stock, par value $0.01 per share, held by indirect, wholly-owned subsidiaries of Misys (the “Repurchase Shares”), for aggregate cash consideration of $577.4 million (the “Consideration”), equating to a price per Allscripts share of $23.62. The Consideration includes a payment in the amount of $4.80 per Allscripts share ($117.4 million in aggregate) for the agreement by Misys to cede Control of Allscripts. Simultaneously with the closing of the Repurchase Transaction, the Framework Agreement contemplates a secondary public offering by certain indirect subsidiaries of Misys of a portion of their additional shares of Allscripts common stock (the “Secondary”), which, together with the Repurchase Transaction, the US Reorganization and the Allscripts Exchange and the imposition on Misys of certain other obligations under the Framework Agreement, represents the “Coniston Transaction”. The terms and conditions of the Coniston Transaction are more fully set forth in the Framework Agreement, and capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Framework Agreement.

The Audit Committee of the Board of Directors of Allscripts (“Audit Committee”) has asked us whether, in our opinion, the Consideration paid in the Repurchase Transaction is fair, from a financial point of view, to the minority stockholders of Allscripts common stock, which includes all stockholders other than Misys and its direct and indirect subsidiaries (the “Minority Stockholders”).

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of Allscripts which we believed to be relevant to our inquiry;

•

Reviewed certain internal information concerning the business, financial condition and operations of Allscripts prepared and furnished to us by the management of Allscripts that we believed to be relevant to our inquiry;

•	Reviewed certain estimates and forecasts relating to Allscripts prepared and furnished to us by the management of Allscripts;

•

Discussed the operating and regulatory environment, financial condition, prospects and strategic objectives (including acquisitions as an integral component of the Company’s strategy) of the Company, as well as the impact of the Coniston Transaction on such strategic objectives, with members of management and the Audit Committee;

•

Reviewed factors related to the control of the Company by Misys, including Misys’s current ownership of approximately 55% of the Company’s equity securities and its ability to nominate six of the Company’s ten directors;

D-1	CONFIDENTIAL

June 8, 2010

•	Compared certain financial information for Allscripts with similar information for certain other publicly traded healthcare information technology companies;

•	Reviewed the financial terms of certain recent business combinations in the healthcare information technology industry;

•	Reviewed the historical market prices and trading activity for Allscripts common stock;

•

Reviewed the financial terms, to the extent publicly available, of certain transactions involving third party acquisitions and recapitalizations with dual-class share structures which we believed to be relevant to our inquiry;

•

Reviewed an analysis prepared by William Blair & Company, which has not been independently verified by us, with respect to the financial terms, to the extent publicly available, of certain transactions involving company stock repurchases and third-party block trades;

•	Reviewed a draft of the Framework Agreement dated June 9, 2010;

•	Reviewed drafts of the Amended and Restated Relationship Agreement, Registration Rights Agreement, and the Voting Agreement; and

•	Performed such other studies and analyses, and taken into account such other matters, as we deemed appropriate.

In preparing this opinion, at your direction we have relied upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by Allscripts or otherwise discussed with or reviewed by or for us. In rendering this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all other information examined by or otherwise reviewed or discussed with us for purposes of this opinion. Management has advised us and we have assumed that the financial and other projections prepared by Allscripts and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, have been reasonably prepared in accordance with industry practice and represent management’s best estimates and judgments as of the date of their preparation. We assume no responsibility for and express no opinion as to such analyses or forecasts or the assumptions on which they are based. We have further relied with your consent upon the assurances of the management of Allscripts that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and we have not undertaken, an independent verification of any information (including the information described in the preceding paragraph), nor have we been furnished with any such verification, and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have not performed due diligence on the Company’s physical properties and facilities; sales, marketing, distribution or service organizations; or product markets. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, and we have not evaluated the solvency of Allscripts under any state or federal laws.

This opinion does not reflect any views on the impact that either the public announcement or the consummation of the transactions contemplated by the Framework Agreement or the merger agreement with Eclipsys Corporation (“Eclipsys”) referred to below will have on the Company, its financial statements, or the trading value of the Company’s common stock.

The Framework Agreement provides for the simultaneous execution of binding legal agreements and public announcement of a merger with Eclipsys in conjunction with the execution of binding legal agreements and public announcement of the Repurchase Transaction and other transactions contemplated by the Framework

D-2	CONFIDENTIAL

June 8, 2010

Agreement. The consummation of the Repurchase Transaction is not conditioned on the consummation of the merger with Eclipsys. The Audit Committee has directed us to assume for purposes of our opinion that either (i) the merger between Allscripts and Eclipsys is terminated prior to being consummated without penalty to Allscripts other than the liability associated with the possibility of a termination fee contemplated by the merger agreement or (ii) alternatively, if such merger is consummated, such merger is fair to the Company and the Minority Stockholders. We are assuming with your consent that the Company’s Board of Directors and Audit Committee will make the determination described in clause (ii) above; we express no opinion as to the fairness of such merger, the exchange ratio provided for in such merger or the underlying business decision of the Company to engage in such merger.

We also have assumed with your consent that the final executed form of the Framework Agreement does not differ in any material respect from the draft reviewed by us dated June 9, 2010 and the consummation of the Coniston Transaction will be effected in accordance with the terms and conditions of the Framework Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Coniston Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Allscripts. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. In addition, the Audit Committee has directed us to assume for purposes of our opinion that, as a result of certain indemnities from Misys (which indemnities are intended to be supported by certain bank guaranties) provided under the Framework Agreement, the Company will not be exposed to any tax liabilities associated with the Company’s acquisition of Newco, a subsidiary of Misys, which subsidiary will be acquired by the Company as part of the Coniston Transaction.

In connection with our engagement, we were not authorized to solicit, and we did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Allscripts or its assets. We have not considered the relative merits of the Coniston Transaction or Eclipsys merger as compared to any other business plan or opportunity that might be available to Allscripts or the effect of any other arrangement in which Allscripts might engage. Our opinion is limited to the fairness, from a financial point of view, to the Minority Stockholders of the Consideration to be paid in the Repurchase Transaction, and we express no opinion as to the fairness of the Repurchase Transaction to the holders of any other class of securities, creditors or other constituencies of Allscripts or as to the underlying decision by Allscripts to engage in the Repurchase Transaction. Our opinion does not address any other aspect or implication of the Repurchase Transaction, the Framework Agreement, or any other agreement or understanding entered into in connection with the transactions or otherwise. We also express no opinion as to the fairness of the amount or nature of any compensation to any of the company’s officers, directors or employees, or any class of such persons, relative to the compensation paid for the Repurchase Shares. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We are not expressing any opinion as to the impact of the Coniston Transaction on the solvency or viability of Allscripts or the ability of Allscripts to pay its obligations when they become due; we note that the Framework Agreement provides that the Company will receive a Solvency Letter prior to closing the Repurchase Transaction.

This opinion does not constitute a recommendation to any stockholder as to how such holder should vote with respect to any matter and should not be relied upon by any stockholder as such. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee of our firm in accordance with established procedures.

This letter is provided to the Audit Committee in connection with and for the purposes of its evaluation of the Repurchase Transaction only and, without our prior written consent, is not to be quoted, summarized,

D-3	CONFIDENTIAL

June 8, 2010

paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or Allscripts. However, we understand that the existence of this opinion may be disclosed by Allscripts in a press release. In addition, a description of this opinion may be contained in, and a copy of this opinion may be included as an exhibit to, the disclosure documents Allscripts is required to file with the Securities and Exchange Commission and provide to its stockholders in connection with the Coniston Transaction and the Eclipsys merger if such inclusion is required by applicable law, provided that we agree to not unreasonably withhold our written approval for such use as appropriate following our review of, and reasonable opportunity to comment on, any description or reference to us or this opinion in any such document.

We have acted as financial advisor to the Audit Committee with respect to the transactions contemplated by the Framework Agreement and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Repurchase Transaction. A portion of our fee will also be payable upon delivery of this opinion. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion). In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of Allscripts or Misys or any of their respective affiliates for our or their own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid by Allscripts in the Repurchase Transaction is fair, from a financial point of view, to the Minority Stockholders.

Very truly yours,

/s/ Blackstone Advisory Partners L.P.

Blackstone Advisory Partners L.P.

D-4	CONFIDENTIAL

Annex E

June 8, 2010

Audit Committee of the Board of Directors

Board of Directors

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza

Suite 2024

Chicago, IL 60654

Members of the Board of Directors and the Audit Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.01 par value per share (the “Company Shares”) other than Misys plc (“Misys”) and its affiliates, of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”) of the Consideration (as defined below) to be paid by the Company pursuant to the Framework Agreement (the “Framework Agreement”) to be entered into by and between the Company and Misys, and the Agreement and Plan of Merger (the “Merger Agreement”, and together with the Framework Agreement, the “Agreements”) to be entered into among the Company, Arsenal Merger Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), and Eclipsys Corporation (“Eclipsys”). The “Consideration” is composed of (i) the Exchange Ratio (as defined below), (ii) $577.4 million which the Company will use, pursuant to the Framework Agreement, to purchase a portion of the Company Shares which, immediately prior to such purchase, Misys will hold either directly or indirectly through certain of its subsidiaries (the “Purchase”) and (iii) the right to require the Company, pursuant to the Framework Agreement, to purchase $101.6 million of the Company Shares from Misys at a price per Company Share equal to $19.12 (the “Contingent Purchase”, and collectively with the Purchase and the Merger (as defined below), the “Proposed Transaction”). The Company has informed us that $577.4 million of the Consideration being paid by the Company in the Purchase includes $117.4 million for the agreement by Misys to divest its control over the Company. Pursuant to the Merger Agreement, Merger Sub will merge with and into Eclipsys (the “Merger”), each share of common stock of Eclipsys, $0.01 par value per share (the “Eclipsys Shares”), will be converted into 1.2 Company Shares (the “Exchange Ratio”), and Eclipsys will become a wholly-owned subsidiary of the Company. The terms and conditions of the Proposed Transaction are more fully described in the Agreements.

In connection with our review of the Proposed Transaction and the preparation of our opinion herein, we have, among other things, examined: (a) the draft of the Merger Agreement sent to us on June 8, 2010 and the draft of the Framework Agreement sent to us on June 8, 2010, (b) the audited historical financial statements of (i) the Company for the fiscal years ended May 31, 2007 through May 31, 2009 and (ii) Eclipsys for the fiscal years ended December 31, 2007 through December 31, 2009; (c) the unaudited financial statements of (i) the Company for the nine month period ended February 28, 2010 and (ii) Eclipsys for the three month period ended March 31, 2010; (d) certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending 2010 through 2014 prepared by the senior management of the Company (the “Company Forecasts”); (e) certain internal business, operating and financial information and forecasts of Eclipsys (i) for the fiscal year ending 2010 prepared by the senior management of Eclipsys as adjusted by the senior management of the Company and (ii) for the fiscal years ending 2011 through 2014 prepared by the senior management of the Company (collectively, the “Eclipsys Forecasts”, and together with the Company Forecasts, the “Forecasts”); (f) information regarding the strategic, financial and operational benefits anticipated from the Merger and the prospects of the Company (with and without the Merger) prepared by senior management of the Company and information regarding the amount and timing of cost savings and related expenses and synergies which senior management of the Company and Eclipsys expect will result from the Merger (the “Expected Synergies”); (g) the potential pro forma impact of the Merger on the earnings per share of the Company based on certain pro forma financial information prepared by the senior management of the Company; (h) the relative contributions of the Company and Eclipsys to certain financial statistics of the combined company; (i) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (j) the financial position and operating results of each of Eclipsys and the Company, respectively, compared with those of certain other publicly traded companies we deemed relevant; (k) current and historical market prices and trading volumes of the Company Shares and the Eclipsys Shares, respectively; (l) certain publicly available business and financial information relating to each of the Company and Eclipsys that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of each of the Company and Eclipsys, respectively; (m) normative factors related to the control of the Company by Misys, including without limitation, facts relating to the current ownership by Misys of approximately 55% of the Company’s equity securities and its ability to nominate six of the Company’s 10 directors, and potential benefits of the Proposed Transaction that the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company and its legal, financial and other advisors have outlined and provided to us; (n) precedent issuer stock purchase transactions and precedent block trades between third parties (i.e., non-issuers) involving the equity of U.S. publicly traded companies; (o) an analysis prepared by Blackstone Advisory Partners L.P., which has not been independently verified by us, with respect to the financial terms, to the extent publicly available, of certain third party acquisition transactions and certain recapitalization/unification transactions involving multiple shareholder classes and/or disparate consideration paid to shareholder groups that we deemed relevant; and (p) certain other publicly available information on each of the Company and Eclipsys, respectively. We have also held discussions with members of the Board, which included members of the Committee, and members of the senior management of each of the Company and Eclipsys, respectively, to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including, without limitation, the Forecasts and the Expected Synergies. We have not made or obtained an independent valuation or appraisal of the assets, liabilities, solvency or viability of the Company or Eclipsys or their ability to pay their respective debts as they become due. We were also not asked to determine, nor have we determined, whether the Company has adequate surplus to consummate the Proposed Transaction. We note that the Framework Agreement provides that the Company will receive a Solvency Letter (as defined in the Framework Agreement) prior to closing the Proposed Transaction. We have been advised by the senior management of each of the Company and Eclipsys, respectively, that the Forecasts and the Expected Synergies examined by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the senior management of the Company and Eclipsys, as the case may be. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and the Expected Synergies will be realized in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of each of the Company and Eclipsys are as set forth in their respective financial statements or other information made available to us. We express no opinion with respect to the Forecasts or Expected Synergies or the estimates and judgments on which they are based. We have further relied with your consent upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of either the Company or Eclipsys since the date of their respective most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We did not consider and express no opinion as to the amount or nature of the compensation to any of the officers, directors or employees (or any class of such persons) of either the Company or Eclipsys relative to the consideration to be paid for the Company Shares. We were not requested to, and did not, participate in the negotiation or structuring of any aspect of the Proposed Transaction nor were we asked to consider, and our opinion does not address, the relative merits of any aspect of the Proposed Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We were not requested to, nor did we, seek alternative participants for the proposed Merger. Our opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement and the Purchase and the Contingent Purchase will be consummated on the terms described in the Framework Agreement, without any waiver, modification or amendment of any material terms or conditions by the Company, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. In addition, we have relied upon and assumed that the final forms of each of the Agreements will not differ in any material respect from the drafts of the Agreements identified above. Furthermore, the Committee has directed us to assume for purposes of our opinion that the Merger will be treated as a tax-free transaction and that as a result of certain indemnities from Misys (which indemnities are intended to be supported by certain bank guaranties) provided under the Framework Agreement, the Company will not be exposed to any tax liabilities associated with the Company’s acquisition of Newco, a subsidiary of Misys, which subsidiary will be acquired by the Company as part of the Proposed Transaction.

William Blair & Company (“William Blair”) has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the publicly held securities of Misys (the “Misys Shares”), the Company Shares or the Eclipsys Shares for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In addition, William Blair provides equity research coverage on each of the Company and Eclipsys. William Blair advised the Company in the sale of its medication services business unit whereby William Blair received $200,000 in fees in 2009. We have acted as an investment banker to the Committee in connection with the Proposed Transaction and will receive a fee from the Company for our services, regardless of either the conclusion of this opinion or the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse us for our expenses and to indemnify us against certain liabilities arising out of our engagement. In addition, as you are aware, William Blair is currently providing financial advisory services consisting of a second opinion regarding fairness to the holders of Company Shares other than Misys and its affiliates in connection with the consideration to be paid by the Company in the Purchase.

We are expressing no opinion as to the price at which the Misys Shares, the Company Shares or the Eclipsys Shares will trade at any future time or as to the effect of any aspect of the Proposed Transaction on the trading price of the Misys Shares, the Company Shares or the Eclipsys Shares. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of Company Shares within a short period of time after the effective time of the Proposed Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Eclipsys or in the market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Proposed Transaction on terms and conditions that are acceptable to all parties at interest. In addition, we are not expressing an opinion as to whether the Purchase and/or the Contingent Purchase is an appropriate use of the Company’s cash. For purposes of this opinion, the Company and its subsidiaries are not included in the phrase Misys and its affiliates.

Our investment banking services and our opinion were provided for the use and benefit of the Board and the Committee (solely in its capacity as such) in connection with their consideration of the Proposed Transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares other than Misys and its affiliates of the Consideration to be paid by the Company in the Proposed Transaction pursuant to the Agreements, and we do not address the merits of the underlying decision by the Company to engage in any aspect of the Proposed Transaction and this opinion does not constitute a recommendation to the Board, the Committee or any stockholder as to how the Board, the Committee or such stockholder should vote or act with respect to the Proposed Transaction. It is understood that this opinion may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in its entirety in any proxy statement, information statement or an offer to purchase mailed to the stockholders by the Company with respect to the Merger. This opinion should not be construed as creating any fiduciary duty on William Blair’s part to any party. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be paid by the Company in the Proposed Transaction pursuant to the Agreements is fair, from a financial point of view, to the holders of Company Shares other than Misys and its affiliates.

Very truly yours,

/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

Annex F

June 8, 2010

Audit Committee of the Board of Directors

Board of Directors

Allscripts – Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza

Suite 2024

Chicago, IL 60654

Members of the Board of Directors and the Audit Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Shares (as defined below) other than Misys plc (“Misys”) and its affiliates of the Consideration (as defined below) to be paid by Allscripts-Misys Healthcare Solutions, Inc. (the “Company”) pursuant to the Framework Agreement (the “Framework Agreement”) to be entered into by and between the Company and Misys to purchase a portion of the issued and outstanding shares of common stock of the Company (the “Company Shares”) which, immediately prior to the Proposed Transaction, Misys will hold either directly or indirectly through certain of its subsidiaries. Pursuant to the Framework Agreement, the Company will purchase these Company Shares for an aggregate consideration of $577.4 million (the “Consideration”) at a price per Company Share equal to $23.62 (the “Proposed Transaction”). The Company has informed us that the Consideration includes $4.80 per Company Share ($117.4 million in the aggregate) for the agreement by Misys to divest its control over the Company. The terms and conditions of the Proposed Transaction are more fully set forth in the Framework Agreement.

In connection with our review of the Proposed Transaction and the preparation of our opinion herein, we have, among other things, examined: (a) the draft of the Framework Agreement sent to us on June 8, 2010; (b) certain publicly available business and financial information relating to the Company that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company; (c) certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (i) the Company’s audited financial statements for the fiscal years ended May 31, 2007 through May 31, 2009, (ii) the Company’s unaudited financial statements for the nine month period ended February 28, 2010, and (iii) certain internal business, operating and financial information and forecasts for the Company prepared by the senior management of the Company for the fiscal years ending 2010 through 2014; (d) normative factors related to the control of the Company by Misys, including without limitation, facts relating to the current ownership by Misys of approximately 55% of the Company’s equity securities and its ability to nominate six of the Company’s 10 directors, and potential benefits of the Proposed Transaction that the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company and its legal, financial and other advisors have outlined and provided to us; (e) precedent issuer stock purchase transactions and precedent block trades between third parties (i.e., non-issuers) involving the equity of U.S. publicly traded companies; (f) an analysis prepared by Blackstone Advisory Partners L.P., which has not been independently verified by us, with respect to the financial terms, to the extent publicly available, of certain third party acquisition transactions and certain recapitalization/unification transactions involving multiple shareholder classes and/or disparate consideration paid to shareholder groups; (g) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) the current and historical market prices and trading volume for the Company Shares; and (i) certain potential pro forma financial effects of the Proposed Transaction on earnings per share of the Company. We have also held discussions with the senior management of the Company and members of the Board, which included members of the Committee, to discuss the foregoing.

In rendering our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have further relied with your consent upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. We were not asked to make or obtain, nor have we made or obtained, an independent valuation or appraisal of the assets, liabilities, solvency or viability of the Company or Misys or the Company’s ability to pay its obligations as they become due. We were also not asked to determine, nor have we determined, whether the Company has adequate surplus to consummate the Proposed Transaction. We note that the Framework Agreement provides that the Company will receive a Solvency Letter (as defined in the Framework Agreement) prior to closing the Proposed Transaction. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the consideration to be paid for the Company Shares. We were not requested to, and did not, participate in the negotiation or structuring of the Proposed Transaction nor were we asked to consider, and our opinion does not address, the relative merits of the Proposed Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We were not requested to, nor did we, seek alternatives for the Company to the Proposed Transaction. Our opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Proposed Transaction will be consummated on the terms described in the Framework Agreement, without any waiver, modification or amendment of any material terms or conditions by the Company, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. In addition, we have relied upon and assumed that the final form of the Framework Agreement will not differ in any material respect from the draft of the Framework Agreement identified above. Furthermore, the Committee has directed us to assume for purposes of our opinion that, as a result of certain indemnities from Misys (which indemnities are intended to be supported by certain bank guaranties) provided under the Framework Agreement, the Company will not be exposed to any tax liabilities associated with the Company’s acquisition of Newco, a subsidiary of Misys, which subsidiary will be acquired by the Company as part of the Proposed Transaction.

William Blair & Company (“William Blair”) has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the publicly held securities of the Company or Misys for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. In addition, William Blair provides equity research coverage on the Company. William Blair advised the Company in the sale of its medication services business unit whereby William Blair received $200,000 in fees in 2009. We have acted as an investment banker to the Committee in connection with the Proposed Transaction and will receive a fee from the Company for our services, regardless of either the conclusion of this opinion or the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse us for our expenses and to indemnify us against certain liabilities arising out of our engagement. In addition, as you are aware, William Blair is currently providing financial advisory services consisting of a second opinion regarding fairness to the holders of Company Shares with regard to a separate but related transaction pursuant to which the Company will acquire Eclipsys Corporation

We are expressing no opinion as to the price at which the Company Shares will trade at any future time or as to the effect of the Proposed Transaction on the trading price of the Company Shares. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of Company Shares within a short period of time after the effective time of the Proposed Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the market, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Proposed Transaction on terms and conditions that are acceptable to all parties at interest. In addition, we are not expressing an opinion as to whether the Proposed Transaction is an appropriate use of the Company’s cash. For purposes of this opinion, the Company and its subsidiaries are not included in the phrase Misys and its affiliates.

Our investment banking services and our opinion were provided for the use and benefit of the Board and the Committee (solely in its capacity as such) in connection with their consideration of the Proposed Transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares other than Misys and its affiliates of the Consideration to be paid by the Company in the Proposed Transaction pursuant to the Framework Agreement, and we do not address the merits of the underlying decision by the Company to engage in the Proposed Transaction and this opinion does not constitute a recommendation to the Board, the Committee or any stockholder as to how the Board, the Committee or such stockholder should vote or act with respect to the Proposed Transaction. It is understood that this opinion may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in its entirety in any proxy statement, information statement or an offer to purchase mailed to the stockholders by the Company with respect to the Proposed Transaction. This opinion should not be construed as creating any fiduciary duty on William Blair’s part to any party. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be paid by the Company in the Proposed Transaction pursuant to the Framework Agreement is fair, from a financial point of view, to the holders of Company Shares other than Misys and its affiliates.

Very truly yours,

/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

Annex G UBS Securities LLC 299 Park Avenue New York, NY 10171 www.ubs.com

June 8, 2010

Allscripts-Misys Healthcare Solutions, Inc.

222 Merchandise Mart Plaza Suite 2024

Chicago, IL 60654

Attention: Board of Directors

Dear Members of the Board:

We understand that Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (the “Company”) is considering a transaction whereby the Company will acquire Eclipsys Corporation, a Delaware Corporation (“Eclipsys”). Pursuant to the terms of an Agreement and Plan of Merger, draft dated June 7, 2010 (the “Agreement”), among the Company, Arsenal Merger Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Eclipsys, Merger Sub will merge with and into Eclipsys (the “Transaction”), as a result of which Eclipsys will become a wholly owned subsidiary of the Company and each issued and outstanding share of the common stock, par value $0.01 per share, of Eclipsys (“Eclipsys Common Stock”) will be converted into the right to receive 1.2 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement. We further understand that, pursuant to the terms of the Framework Agreement, draft dated June 7, 2010 (the “Framework Agreement”) to be entered into by and between Misys plc, a company formed under the Laws of England and Wales (“Misys”), and the Company, (a) the Company will repurchase certain shares of Company Common Stock held by certain subsidiaries of Misys and certain subsidiaries of Misys will sell certain additional shares of Company Common Stock in a secondary public offering (together, the “Coniston Transaction”) and (b) Misys shall have the right, following the consummation of the Transaction, to require Arsenal to repurchase (the “Contingent Repurchase”) certain additional shares of Company Common Stock held by subsidiaries of Misys. We understand that the consummation of the Transaction is conditioned upon, among other things, the closing of the Coniston Transaction.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Exchange Ratio provided for in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. UBS also may provide financing, underwriting and related services to the Company and Misys in connection with the Coniston Transaction and, in such event, would receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to the Company and Misys unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as a book running lead managing underwriter in connection with an offering of equity securities by the Company in 2006 and having provided financial advisory services to Misys in connection with Misys’s divestiture of a business in 2007. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company, Eclipsys and Misys and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS Investment Bank is a business group of UBS AG

UBS Securities LLC is a subsidiary of UBS AG

Board of Directors

Allscripts-Misys Healthcare Solutions, Inc.

June 8, 2010

For purposes of our analyses and this opinion, we have, at your direction, assumed the consummation and otherwise given effect to the Coniston Transaction and the Contingent Repurchase. Our opinion only addresses the fairness, from a financial point of view, to the Company of the Exchange Ratio provided for in the Transaction and does not address any aspect of the Coniston Transaction, the Contingent Repurchase or any other aspect of the Transaction or any agreement, arrangement or understanding entered into in connection therewith, including, without limitation, the Framework Agreement and the granting of the right to require Arsenal to effect the Contingent Repurchase. Our opinion does not address the relative merits of the Transaction or any related transaction (including, without limitation, the Coniston Transaction and the Contingent Repurchase) as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified herein, of the Agreement or any related documents (including, without limitation, the Framework Agreement) or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction or any related transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to what the value of Company Common Stock will be when issued pursuant to the Transaction or the prices at which Company Common Stock or Eclipsys Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement and the Framework Agreement will not differ in any material respect from the drafts that we have reviewed, (ii) the parties to the Agreement and the Framework Agreement will comply with all material terms of those agreements to which they are a party, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement and the Coniston Transaction and the Contingent Repurchase will be consummated in accordance with the terms of the Framework Agreement, in each case without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Eclipsys or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Eclipsys and the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Eclipsys that were provided to us by the managements of Eclipsys and the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were provided to us by the Company and not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of Eclipsys and the Company concerning the business and financial prospects of Eclipsys and the Company; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed

UBS Investment Bank is a business group of UBS AG

UBS Securities LLC is a subsidiary of UBS AG

Board of Directors

Allscripts-Misys Healthcare Solutions, Inc.

June 8, 2010

current and historical market prices of Eclipsys Common Stock and Company Common Stock; (ix) considered certain pro forma effects of the Transaction on the Company’s financial statements after giving effect to the Coniston Transaction and the Contingent Repurchase; (x) reviewed the Agreement and the Framework Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Eclipsys or the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of each company and such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the Board of Directors (solely in its capacity as such) in connection with, and for the purpose of, its evaluation of the Exchange Ratio provided for in the Transaction.

Very truly yours,

/s/ UBS SECURITIES LLC

UBS Investment Bank is a business group of UBS AG

UBS Securities LLC is a subsidiary of UBS AG

Annex H

[LETTERHEAD OF PERELLA WEINBERG PARTNERS LP]

June 8, 2010

The Board of Directors

Eclipsys Corporation

Three Ravinia Drive

Atlanta, Georgia 30346

Members of the Board of Directors:

We understand that Eclipsys Corporation, a Delaware corporation (the “Company”), is considering a merger transaction with Allscripts-Misys Healthcare Solutions, Inc., a Delaware corporation (“Parent”). Pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”) among Parent, Arsenal Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, (a) Merger Sub will merge with and into the Company (the “Merger”) as a result of which the Company will become a wholly owned subsidiary of Parent, and (b) each outstanding share of common stock, par value $0.01 per share, of the Company (the “Shares”), other than Shares held in treasury, Shares held by any wholly owned subsidiary of the Company and Shares held by Parent or any wholly owned subsidiary of Parent, will be converted into the right to receive 1.200 shares (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We also understand that as a condition to the effectiveness of the Merger, the Coniston Transaction (as defined in the Merger Agreement) will be consummated.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares, other than Parent or any affiliate of Parent (the “Holders”), of the Exchange Ratio provided for in the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain publicly available financial forecasts relating to the Company;

3.	reviewed certain publicly available financial forecasts relating to Parent;

4.	reviewed estimates of synergies anticipated from the Merger (collectively, the “Anticipated Synergies”), prepared by the management of the Company;

5.	discussed the past and current business, operations, financial condition and prospects of the Company, including the Anticipated Synergies, with senior executives of the Company and Parent, and discussed the past and current business, operations, financial condition and prospects of Parent with senior executives of the Company and Parent;

6.	reviewed the potential pro forma financial impact of the Merger (after giving effect to the Coniston Transaction) on the future financial performance of the Combined Company (as defined in the Merger Agreement), including the effect of the Anticipated Synergies, and taking into account the utilization of net operating loss carry-forwards;

7.	reviewed the relative financial contributions of the Company and Parent to the future financial performance of the Combined Company on a pro forma basis;

8.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies, which we believe to be generally relevant;

9.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions, which we believe to be generally relevant;

10.	reviewed the historical trading prices and trading activity for the Shares and Parent Common Stock, and compared such price and trading activity of the Shares and shares of Parent Common Stock with each other and with that of securities of certain publicly-traded companies which we believe to be generally relevant;

11.	reviewed the premia paid in certain publicly available transactions, which we believe to be generally relevant;

12.	reviewed a draft, dated June 7, 2010, of the Merger Agreement;

13.	reviewed the terms and conditions of the Coniston Transaction and the agreements related thereto; and

14.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the managements of the Company and Parent, that information furnished by the Company and Parent for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the information relating to Anticipated Synergies and the amount and utilization of the net operating loss carry-forwards, we have been advised by the management of the Company, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. We have not been provided with, and did not have any access to, financial projections of the Company prepared by management of the Company or financial projections of Parent prepared by management of Parent. Accordingly, upon advice of the Company and Parent, we have assumed that the published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of the Company and Parent and that the Company and Parent will perform substantially in accordance with such estimates. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and that the Coniston Transaction will be consummated in accordance with the terms set forth in the Framework Agreement (as defined in the Merger Agreement), in each case without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent, the Coniston Transaction or the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio to the Holders pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or the Framework Agreement or the form or structure of the Merger or the Coniston Transaction or the likely timeframe in which the Merger or the Coniston Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company. We have not been authorized to solicit, and have not solicited, indications of interest in a transaction with the Company from any party.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. Perella Weinberg Partners LP and its affiliates have in the past provided, currently are providing, and in the future may provide, investment banking and other financial services to the Company and its affiliates for which they have received, or would expect to receive, compensation for the rendering of these services. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and Parent pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to Parent and its affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

It is understood that this opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any Holder or holder of shares of Parent Common Stock as to how to vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which the Shares or shares of Parent Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof, including the volatile financial and economic environment currently prevailing. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Exchange Ratio provided for in the Merger Agreement is fair, from a financial point of view, to the Holders.

Very truly yours,

/s/ Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

Annex I

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Allscripts-Misys Healthcare Solutions, Inc. (the “Corporation”).

2. The Corporation was originally incorporated under the name Allscripts Holding, Inc. by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware on July 11, 2000. An Amended and Restated Certificate of Incorporation changing the name of the Corporation from Allscripts Holding, Inc., to Allscripts Healthcare Solutions, Inc., was filed with the Secretary of State of the State of Delaware on November 28, 2000. A Second Amended and Restated Certificate of Incorporation changing the name of the Corporation from Allscripts Healthcare Solutions, Inc. to Allscripts-Misys Healthcare Solutions, Inc., was filed with the Secretary of State of the State of Delaware on October 10, 2008.

3. The Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended and restated pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, so as to read in its entirety in the form attached hereto as Exhibit A and incorporated herein by reference (Exhibit A and this Certificate collectively constituting the Corporation’s Third Amended and Restated Certificate of Incorporation).

4. This amendment and restatement of the Second Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation having adopted resolutions setting forth such amendment and restatement, declaring its advisability, and directing that it be submitted to the stockholders of the Corporation for their approval, and the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted having consented to the adoption of such amendment and restatement.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Third Amended and Restated Certificate of Incorporation of the Corporation on the [            ] day of [                    ], 2010.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:
Name:
Title:

Exhibit A

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(the “Certificate of Incorporation”)

FIRST. The name of the corporation is ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD. The nature of the business and the objects and purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, provided that the Corporation shall not have the power to issue shares of capital stock in the Corporation, or any bonds, notes, debentures or other obligations or securities convertible or exchangeable into or exercisable for any such shares, in violation of Section 9 of the Relationship Agreement, dated as of March 17, 2008 (as may be amended from time to time, the “Relationship Agreement”), between the Corporation and Misys plc (“Misys”) for so long as such Section 9 of the Relationship Agreement is in effect.

FOURTH.

1. Authorized Shares. The total number of shares of stock of all classes which the Corporation shall have authority to issue is three hundred fifty million (350,000,000), of which one million (1,000,000) shall be shares of Preferred Stock with a par value of $0.01 per share (“Preferred Stock”), and three hundred forty-nine million (349,000,000) shall be shares of Common Stock with a par value of $0.01 per share (“Common Stock”).

2. Preferred Stock.

(a) The Preferred Stock shall be issuable in series, and in connection with the issuance of any series of Preferred Stock and to the extent now or hereafter permitted by the laws of the State of Delaware, the designation of each series, the stated value of the shares of each series, the dividend rate or rates of each series (which rate or rates may be expressed in terms of a formula or other method by which such rate or rates shall be calculated from time to time) and the date or dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund for the shares of each series, the preferences of the shares of each series in the event of the liquidation or dissolution of the Corporation, the provisions, if any, respecting the redemption of the shares of each series and, subject to requirements of the laws of the State of Delaware, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares of each series shall be convertible into or exchangeable for any other shares of stock of the Corporation and any other relative, participating, optional or other special rights, preferences, powers, and qualifications, limitations or restrictions thereof, of the shares of each series, shall, in each case, be fixed by resolution of the Board of Directors.

(b) Preferred Stock of any series redeemed, converted, exchanged, purchased, or otherwise acquired by the Corporation shall constitute authorized but unissued Preferred Stock.

(c) All shares of any series of Preferred Stock, as between themselves, shall rank equally and be identical (except that such shares may have different dividend provisions); and all series of Preferred Stock, as between themselves, shall rank equally and be identical except as set forth in the resolutions authorizing the issuance of such series.

3. Common Stock.

(a) After dividends to which the holders of Preferred Stock may then be entitled under the resolutions creating any series thereof have been declared and after the Corporation shall have set apart the amounts required pursuant to such resolutions for the purchase or redemption of any series of Preferred Stock, the holders of Common Stock shall be entitled to have dividends declared in cash, property, or other securities of the Corporation out of any profits or assets of the Corporation legally available therefor, if, as and when such dividends are declared by the Corporation’s Board of Directors upon an affirmative vote of a majority of the entire Board of Directors.

(b) In the event of the liquidation or dissolution of the Corporation’s business and after the holders of Preferred Stock shall have received amounts to which they are entitled under the resolutions creating such series, the holders of Common Stock shall be entitled to receive ratably the balance of the Corporation’s assets available for distribution to stockholders.

(c) Each share of Common Stock shall be entitled to one vote upon all matters upon which stockholders have the right to vote, but shall not be entitled to vote for the election of any directors who may be elected by vote of the Preferred Stock voting as a class if so provided in the resolution creating such Preferred Stock pursuant to Article FOURTH, Section 2(a) hereof.

4. Preemptive Rights. Except as expressly agreed in writing by the Corporation, including, without limitation, the Relationship Agreement, no stockholder of any shares of the Corporation by reason of such stockholder holding shares of any class or series of capital stock of the Corporation shall have any preemptive right to subscribe for or to acquire any additional shares of the Corporation of the same or of any other class whether now or hereafter authorized or any options or warrants giving the right to purchase any such shares, or any bonds, notes, debentures or other obligations convertible into any such shares.

FIFTH. The Corporation is to have perpetual existence.

SIXTH: The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

SEVENTH:

1. Except as may otherwise be fixed by resolution pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock to elect directors as a class, the number of directors of the Corporation shall be fixed at ten (10). At each annual meeting of the stockholders of the Corporation, directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the immediately following year.

2. Advance notice of stockholder nominations for the election of directors shall be given in the manner provided in the By—Laws of the Corporation.

3. Except as may otherwise be fixed by resolution pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock to elect directors as a class, in accordance with Section 141(a) of the General Corporation Law of the State of Delaware, and except as otherwise set forth above, the full and exclusive power and authority otherwise conferred on the Board of Directors to evaluate director candidates and nominate persons to stand for election to the Board of Directors or to fill any newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or any other cause shall be exercised and performed by the persons comprising the Independent Nominating Committee or the Nominating and Governance Committee, as the case may be, and as set forth in Article SEVENTH, Section 7. Any director appointed in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of the stockholders following such director’s appointment.

4. Subject to any rights of the holders of Preferred Stock to elect directors as a class, a director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power present in person, by remote communication or represented by proxy at a meeting of stockholders.

5. The Board of Directors, by the affirmative vote of the majority of the entire Board of Directors, shall elect a director to serve as Chairman of the Board of Directors promptly following each election of the Board of Directors at each annual meeting of stockholders.

6. In furtherance of the powers conferred by statute, the Board of Directors is expressly authorized and shall have sole authority, by affirmative vote of the majority of the entire Board of Directors to approve the annual operating budget and the capital budget, and any material changes to either.

7. Committees.

(a). The Board of Directors may, pursuant to this Certificate of Incorporation or the By-Laws or by resolution approved by the majority of the Board of Directors, designate one or more committees, which, to the extent provided in this Certificate of Incorporation, the By-Laws or by resolution, to the fullest extent permitted by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. These committees shall include, but are not limited to, an Independent Nominating Committee, an Audit Committee, a Nominating and Governance Committee, a Compensation Committee and such other committees as determined by the Board of Directors (collectively, the “Committees”).

(i) Each Committee must consist of two (2) or more of the Directors of the Corporation, one (1) of which must be a member of the Independent Nominating Committee.

(ii) The Board of Directors, by resolution approved by a majority of the entire Board of Directors, shall designate members for each Committee in compliance with specific membership requirements set forth herein and in any resolutions establishing such Committees.

(iii) The Committees shall have such names as set forth herein or as may be determined from time to time by resolution approved by a majority of the Board of Directors.

(iv) Each Committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

(v) All of the members of a Committee shall constitute a quorum for the transaction of business at any meeting of such Committee. The Act of the majority of the members of a Committee at a meeting at which a quorum is present shall be the act of such Committee, unless otherwise set forth herein or in the charter to such Committee.

(b) The Audit Committee shall consist of three (3) Receiver Directors (as hereinafter defined), one (1) of which must be a financial expert. The Audit Committee shall have such powers and responsibilities as set forth herein and as determined in the audit committee charter, to be approved by the majority of the entire Board of Directors, which include, but are not limited to the authority to supervise auditors and make decisions regarding accounting matters.

For the purposes of this paragraph (b):

(i) an independent Director will be an individual who, in accordance with Rule 4350 of the National Association of Securities Dealers Automated Quotations (“Nasdaq”), would be eligible for membership on an Audit Committee of a corporation listed on Nasdaq; and

(ii) a financial expert will be an individual fulfilling the requirements of the definition set forth by the Securities and Exchange Commission in Item 407 of Regulation S-K.

(c) The Independent Nominating Committee shall consist of three (3) directors initially designated as Receiver Directors by the Board of Directors as of October 10, 2008 and each other person nominated to election or appointment to the Board of Directors pursuant to this paragraph (c) (the “Receiver Directors”) and shall have such powers and responsibilities as determined in the independent nominating committee charter, to be approved by the majority of the entire Board of Directors, which include, but are not limited to:

(i) the sole authority to nominate to the Board of Directors three (3) independent Directors and the chief executive officer to stand for election by stockholders in accordance with the Certificate of Incorporation and the By-Laws of the Corporation; and

(ii) the sole authority to appoint to the Board of Directors replacements for vacancies of Receiver Directors and the directorship held by the chief executive officer, resulting from death, resignation, disqualification, removal or other cause, provided that any such appointment for replacement of the directorship previously held by a chief executive officer shall be the then-serving chief executive officer having been designated as set forth in the By-Laws.

(d) The Nominating and Governance Committee shall consist of three (3) directors designated as members of such committee as of October 10, 2008 and each other person designated as a member of the Nominating and Governance Committee resulting from any vacancies therein, two (2) of whom shall be Directors having been nominated by the Nominating and Governance Committee and one (1) of whom shall either be a Receiver Director or the chief executive officer, and shall have such powers and responsibilities as determined in the nominating and governance committee charter, to be approved by the majority of the entire Board of Directors, which include, but are not limited to:

(i) The sole authority to nominate six (6) Directors, other than those Directors nominated by the Independent Nominating Committee, to stand for election by stockholders in accordance with this Certificate of Incorporation and the By-Laws;

(ii) the sole authority to appoint replacements for vacancies of Directors previously nominated by the Nominating and Governance Committee, resulting from death, resignation, disqualification, removal or other cause; and

(iii) the authority to establish governance principles.

(e) The Compensation Committee shall consist of three (3) members selected by the majority of the entire Board of Directors, two (2) of whom shall be Receiver Directors and one (1) of whom shall be the Chairman of the Board of Directors. The Compensation Committee shall have such powers and responsibilities as determined in the compensation committee charter, which shall be approved by the majority of the entire Board of Directors. The powers and responsibilities of the Compensation Committee shall include, but not be limited to, approving all executive officer compensation matters, including salary levels, bonus levels, grants and issuances of new securities under existing stock plans, and recommending the adoption of new incentive plans to the Board of Directors, which shall in each case be subject to the further approval of the majority of the entire Board of Directors; provided, that, with respect to any award intended to constitute “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code and the regulations promulgated thereunder, the compensation committee charter shall provide for the delegation of its authority to a subcommittee of the Compensation Committee consisting solely of two “outside directors” within the meaning of such Section of the U.S. Internal Revenue Code and the regulations promulgated thereunder.

(f) The following actions must be approved by the Audit Committee and the majority of the entire Board of Directors:

(i) Any action intended to result in the de-listing of the common stock of the Corporation from Nasdaq or any other exchange upon which such stock is listed for trading;

(ii) Any commercial or other transaction including, without limitation, any squeeze-out of other stockholders effected by merger, reverse stock split or otherwise or any arrangement involving a management fee payable to Misys or its subsidiaries (other than the Corporation and its subsidiaries) and agreements between the Corporation or any of its subsidiaries, on the one hand, and Misys or any of its subsidiaries (other than the Corporation and its subsidiaries), on the other hand, other than transactions pursuant to the current terms of agreements entered into on or prior to the date hereof, or replacement agreements (so long as the terms of such replacement agreements are not less favorable to the Corporation); and

(iii) Any change or modification to the audit committee charter in effect on October 10, 2008.

8. Subject to any limitation in the By-Laws, the members of the Board of Directors shall be entitled to reasonable fees, salaries, or other compensation for their services, as determined from time to time by the Board of Directors, and to reimbursement for their expenses as such members. Nothing herein contained shall preclude any director from serving the Corporation or its subsidiaries or affiliates in any other capacity and receiving compensation therefor.

EIGHTH: Both stockholders and directors shall have power, if the By-Laws so provide, to hold their meetings and to have one or more offices within or without the State of Delaware.

Except as may otherwise be fixed by resolution approved by a majority of the Board of Directors pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of such stockholders or may be effected by consent in writing by such stockholders as may be provided in the By-Laws. Except as otherwise required by law and subject to the rights of the holders of Preferred Stock, special meetings of stockholders may be called only by the Chairman of the Board of Directors on his own initiative or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

NINTH: The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation by the affirmative vote of a majority of the entire Board of Directors; provided, that Articles III, IV, V and VIII of the By-Laws may only be amended by the Board of Directors by the vote of both a majority of the entire Board of Directors and a majority of the members of the Audit Committee.

TENTH:

1. A director of the Corporation, including a member of the Independent Nominating Committee or the Nominating and Governance Committee, shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware, or any other applicable law, is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, or any other applicable law, as so amended. Any repeal or modification of this Article TENTH, Section 1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

2. (a) Each person who has been or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an “Indemnitee”), whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, or any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (b) of this Article TENTH, Section 2 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article TENTH, Section 2 shall be a contract right. In addition to the right of indemnification, an Indemnitee shall have the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware, or any other applicable law, requires, the payment of such expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such Indemnitee to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article TENTH, Section 2 or otherwise.

(b) If a claim under paragraph (a) of this Article TENTH, Section 2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware, or any other applicable law, for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, stockholders or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, stockholders or independent legal counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraph (b) of this Article TENTH, Section 2 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, By—Laws, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware, or any other applicable law.

(e) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH, Section 2 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(f) Any repeal or modification of this Article TENTH, Section 2 shall not adversely affect any right or protection of a director, officer, employee or agent of the Corporation existing at the time of such repeal or modification.

ELEVENTH. As used in this Certificate of Incorporation, the term the “majority of the entire Board of Directors” means the majority of the total number of directors which the Corporation would have if there were no vacancies, and the term “majority of the Board of Directors” means the majority of the directors present and voting.

TWELFTH. The Corporation has elected to not be governed by Section 203 of the General Corporation Law of the State of Delaware, as permitted under and pursuant to subsection (b)(3) of Section 203 of the General Corporation Law of the State of Delaware.

THIRTEENTH. Except as otherwise provided in this Certificate of Incorporation or as set forth in the By-Laws, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; provided, however, that no amendment, alteration, modification, waiver or change to Article NINTH, Article TENTH, this Article THIRTEENTH or the first, third or seventh paragraphs of Article SEVENTH may be made without the affirmative vote of the members of the Audit Committee and the affirmative vote of a majority of the members of the entire Board of Directors.

Annex J

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation formerly known as Allscripts-Misys Healthcare Solutions, Inc. is hereby amended to be ALLSCRIPTS HEALTHCARE SOLUTIONS, INC. (the “Corporation”).

2. The Corporation was originally incorporated under the name Allscripts Holding, Inc. by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware on July 11, 2000. An Amended and Restated Certificate of Incorporation changing the name of the Corporation from Allscripts Holding, Inc., to Allscripts Healthcare Solutions, Inc., was filed with the Secretary of State of the State of Delaware on November 28, 2000. A Second Amended and Restated Certificate of Incorporation changing the name of the Corporation from Allscripts Healthcare Solutions, Inc. to Allscripts -Misys Healthcare Solutions, Inc., was filed with the Secretary of State of the State of Delaware on October 10, 2008. A Third Amended and Restated Certificate of Incorporation increasing the number of authorized shares was filed with the Secretary of State of the State of Delaware on [                    ], 2010.

3. The Corporation’s Third Amended and Restated Certificate of Incorporation is hereby amended and restated pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, so as to read in its entirety in the form attached hereto as Exhibit A and incorporated herein by reference (Exhibit A and this Certificate collectively constituting the Corporation’s Fourth Amended and Restated Certificate of Incorporation).

4. This amendment and restatement of the Third Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation having adopted resolutions setting forth such amendment and restatement, declaring its advisability, and directing that it be submitted to the stockholders of the Corporation for their approval; and the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted having consented to the adoption of such amendment and restatement.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Fourth Amended and Restated Certificate of Incorporation of the Corporation on the [    ] day of [                    ], 2010.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:
Name:
Title:

EXHIBIT A

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(the “Certificate of Incorporation”)

FIRST. The name of the corporation is ALLSCRIPTS HEALTHCARE SOLUTIONS, INC. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD. The nature of the business and the objects and purposes to be conducted or promoted by the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

1. Authorized Shares. The total number of shares of stock of all classes which the Corporation shall have authority to issue is three hundred fifty million (350,000,000), of which one million (1,000,000) shall be shares of Preferred Stock with a par value of $0.01 per share (“Preferred Stock”), and three hundred forty-nine million (349,000,000) shall be shares of Common Stock with a par value of $0.01 per share (“Common Stock”).

2. Preferred Stock.

(a) The Preferred Stock shall be issuable in series, and in connection with the issuance of any series of Preferred Stock and to the extent now or hereafter permitted by the laws of the State of Delaware, the designation of each series, the stated value of the shares of each series, the dividend rate or rates of each series (which rate or rates may be expressed in terms of a formula or other method by which such rate or rates shall be calculated from time to time) and the date or dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund for the shares of each series, the preferences of the shares of each series in the event of the liquidation or dissolution of the Corporation, the provisions, if any, respecting the redemption of the shares of each series and, subject to requirements of the laws of the State of Delaware, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares of each series shall be convertible into or exchangeable for any other shares of stock of the Corporation and any other relative, participating, optional or other special rights, preferences, powers, and qualifications, limitations or restrictions thereof, of the shares of each series, shall, in each case, be fixed by resolution of the Board of Directors.

(b) Preferred Stock of any series redeemed, converted, exchanged, purchased, or otherwise acquired by the Corporation shall constitute authorized but unissued Preferred Stock.

(c) All shares of any series of Preferred Stock, as between themselves, shall rank equally and be identical (except that such shares may have different dividend provisions); and all series of Preferred Stock, as between themselves, shall rank equally and be identical except as set forth in the resolutions authorizing the issuance of such series.

3. Common Stock.

(a) After dividends to which the holders of Preferred Stock may then be entitled under the resolutions creating any series thereof have been declared and after the Corporation shall have set apart the amounts required pursuant to such resolutions for the purchase or redemption of any series of Preferred Stock, the holders of Common Stock shall be entitled to have dividends declared in cash, property, or other securities of the Corporation out of any profits or assets of the Corporation legally available therefor, if, as and when such dividends are declared by the Corporation’s Board of Directors upon an affirmative vote of a majority of the entire Board of Directors.

(b) In the event of the liquidation or dissolution of the Corporation’s business and after the holders of Preferred Stock shall have received amounts to which they are entitled under the resolutions creating such series, the holders of Common Stock shall be entitled to receive ratably the balance of the Corporation’s assets available for distribution to stockholders.

(c) Each share of Common Stock shall be entitled to one vote upon all matters upon which stockholders have the right to vote, but shall not be entitled to vote for the election of any directors who may be elected by vote of the Preferred Stock voting as a class if so provided in the resolution creating such Preferred Stock pursuant to Article FOURTH, Section 2(a) hereof.

4. Preemptive Rights. Except as expressly agreed in writing by the Corporation, no holder of any shares of the Corporation by reason of such stockholder holding shares of any class or series of capital stock of the Corporation shall have any preemptive right to subscribe for or to acquire any additional shares of the Corporation of the same or of any other class whether now or hereafter authorized or any options or warrants giving the right to purchase any such shares, or any bonds, notes, debentures or other obligations convertible into any such shares.

FIFTH. The Corporation is to have perpetual existence.

SIXTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

SEVENTH.

1. Except as may otherwise be fixed by resolution pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock to elect directors as a class, the number of directors of the Corporation shall be fixed from time to time exclusively by the affirmative vote of a majority of the Board of Directors; provided, however, that for the three-year period commencing on the date on which the transactions contemplated by the Agreement and Plan of Merger, dated as of June 9, 2010, among the Corporation, Arsenal Merger Corp. and Eclipsys Corporation (as may be amended from time to time, the “Eclipsys Merger Agreement”) are consummated (the “Eclipsys Closing”), the number of directors of the Corporation shall be fixed from time to time during such three-year period solely by the affirmative vote of no less than a two-thirds majority of the entire Board of Directors (a “Supermajority Vote”); provided, further, that, if during such three-year period, the number of Directors that Misys plc (“Misys”) shall have the authority to nominate in accordance with Section 3 of the Relationship Agreement (as defined below) is permanently reduced to one (1) or zero (0), then the number of directors of the Corporation shall be fixed at nine (9) during such three-year period unless a different number is approved by the Board of Directors by a Supermajority Vote. Notwithstanding the foregoing, the Board of Directors shall not fix the number of directors in a manner that would prevent any of the Misys Nominating Committee, Eclipsys Nominating Committee or Allscripts Nominating Committee from exercising the authority of each such committee provided for in Article SEVENTH, Section 6 hereof. At each annual meeting of the stockholders of the Corporation, directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the immediately following year.

2. Advance notice of stockholder nominations for the election of directors shall be given in the manner provided in the By–Laws of the Corporation.

3. Except as may otherwise be fixed by resolution pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock and except as set forth in Article SEVENTH, Section 6 hereof, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or any other cause shall be filled exclusively by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence or Article SEVENTH, Section 6 hereof shall hold office for a term expiring at the annual meeting of the stockholders following such director’s appointment.

4. Subject to any rights of the holders of Preferred Stock to elect directors as a class, a director may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power present in person, by remote communication or represented by proxy at a meeting of stockholders.

5. In furtherance of the powers conferred by statute, the Board of Directors is expressly authorized and shall have sole authority, by affirmative vote of the majority of the entire Board of Directors to approve the annual operating budget and the capital budget, and any material changes to either.

6. Committees.

(a) The Board of Directors may, pursuant to this Certificate of Incorporation, or the By-Laws or by resolution approved by the majority of the Board of Directors, designate one or more committees, which, to the extent provided in this Certificate of Incorporation, the By-Laws or by resolution, to the fullest extent permitted by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. These committees shall include, but are not limited to an Audit Committee, a Nominating and Governance Committee, a Compensation Committee and such other committees as determined by the Board of Directors.

(b) (i) Upon the closing of the transactions contemplated by the Eclipsys Merger Agreement, each of the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board of Directors of the Corporation shall be comprised of a majority of Allscripts Directors (as defined below, and, for the avoidance of doubt, a Misys Director (as defined below) shall not constitute an Allscripts Director) and at least one Eclipsys Director (as defined below), and (ii) the Nominating and Governance Committee shall include one (1) Misys Director in accordance with, and to the extent required by, the Amended and Restated Relationship Agreement, dated as of                     , 2010 (as may be amended from time to time, the “Relationship Agreement”), between the Corporation and Misys, which Misys Director shall meet, with respect to the Corporation, the criteria for independence established by the Nasdaq National Market; provided, that if no Misys Director meets such criteria for independence with respect to the Corporation, then the Nominating and Governance Committee shall not include any Misys Director.

(c) Subject to Article SEVENTH, Section 6(d), the Corporation shall have a Misys Nominating Committee, which shall consist only of directors that have been nominated by Misys pursuant to Section 3 of the Relationship Agreement or appointed pursuant to this Article SEVENTH, Section 6(c) (the “Misys Directors”). The Misys Nominating Committee shall have the following powers and responsibilities: (i) the sole authority to nominate to the Board of Directors up to two (2) Directors in accordance with Section 3 of the Relationship Agreement to stand for election by stockholders in accordance with this Certificate of Incorporation and the By-Laws of the Corporation; provided, however, that if the number of Directors that Misys shall have the authority to nominate in accordance with Section 3 of the Relationship Agreement is permanently reduced to one (1), then the number of Directors that the Misys Nominating Committee shall have the authority to nominate shall be permanently reduced to one (1); provided, further, that if at any time the number of Directors that Misys shall have the authority to nominate in accordance with Section 3 of the Relationship Agreement is permanently reduced to zero, then, the Misys Nominating Committee shall permanently cease to have the authority to nominate any Directors to stand for election by stockholders; and (ii) for so long as the Misys Nominating Committee has the authority to nominate directors to be elected by the stockholders pursuant to subclause (i) above, in the event of the death, resignation, disqualification or removal of a Misys Director, other than the resignation or removal of such Misys Director pursuant to Section 3 of the Relationship Agreement, the sole authority to appoint a Director to fill such vacancy on the

Board of Directors. In the event of the death, resignation, disqualification or removal of a Misys Director, other than the resignation or removal of such Misys Director pursuant to Section 3 of the Relationship Agreement, at a time at which Misys retains the authority to nominate at least one (1) Director for election by the stockholders in accordance with Section 3 of the Relationship Agreement and there are no remaining Misys Directors serving on the Misys Nominating Committee, then Misys shall have the right to recommend to the Nominating and Governance Committee a person to fill such vacancy and the Nominating and Governance Committee shall, in accordance with Section 3.2 of the Relationship Agreement and applicable law, appoint such person to the Board of Directors to fill the vacancy.

(d) In the event that Misys’s right to nominate Directors for election by stockholders is permanently reduced or eliminated as set forth in Section 3 of the Relationship Agreement then (i) the term of the appropriate number of Misys Directors shall automatically terminate and such Misys Directors shall resign or be removed in accordance with the Relationship Agreement and (ii) the vacancies resulting therefrom shall be filled by the affirmative vote of a majority of the remaining Directors then in office, though less than a quorum, or by a sole remaining Director, to serve until the next annual meeting of stockholders. In the event that the Misys Nominating Committee permanently ceases to have authority to nominate any Directors for election by stockholders as set forth in Article SEVENTH, Section 6(c)(i) above, the Misys Nominating Committee shall be dissolved and Article SEVENTH, Sections 6(b)(ii), (c) and (d) shall no longer be in effect.

(e) Subject to the proviso of this Article SEVENTH, Section 6(e), upon the closing of the transactions contemplated by the Eclipsys Merger Agreement, the Corporation shall have an Eclipsys Nominating Committee, which shall initially consist of up to three (3) of the Eclipsys Directors (as defined below), and shall have the sole authority to (i) nominate to the Board of Directors up to three (3) Directors to stand for election by stockholders in accordance with this Certificate of Incorporation and the By-Laws of the Corporation and (ii) appoint to the Board of Directors replacements for vacancies of Eclipsys Directors (and vacancies on committees on which such Eclipsys Director served) resulting from the death, resignation, disqualification, removal or other cause of any Eclipsys Director; provided, however, that (x) the authority of the Eclipsys Nominating Committee to nominate to the Board of Directors candidates to stand for election by stockholders shall terminate after the Eclipsys Nominating Committee nominates candidates to stand for election at the Corporation’s 2011 annual meeting of stockholders and (y) the authority of the Eclipsys Nominating Committee to appoint to the Board of Directors replacements for vacancies of Eclipsys Directors (and vacancies on committees on which such Eclipsys Director served) resulting from the death, resignation, removal or other cause of any Eclipsys Director shall terminate upon the date of the Corporation’s 2011 annual meeting of stockholders. The Eclipsys Nominating Committee shall be dissolved and this Article SEVENTH, Section 6(e) shall no longer be in effect on the earlier of (i) the date on which no Eclipsys Directors are serving on the Board of Directors and (ii) the date immediately following the date that voting on the election of directors occurs as part of the Corporation’s 2011 annual meeting of stockholders. Any Director serving on the Eclipsys Nominating Committee shall meet, with respect to the Corporation, the criteria for independence established by the Nasdaq National Market. “Eclipsys Directors” shall mean the three (3) directors designated by Eclipsys Corporation in accordance with the Eclipsys Merger Agreement to serve on the Board of Directors and each other person nominated or appointed to the Board of Directors pursuant to this Article SEVENTH, Section 6(e).

(f) Subject to the proviso of this Article SEVENTH, Section 6(f), upon the closing of the transactions contemplated by the Eclipsys Merger Agreement, the Corporation shall have an Allscripts Nominating Committee, which shall initially consist of up to three (3) of the Allscripts Directors (as defined below), and shall have the sole authority to (i) nominate to the Board of Directors up to four (4) Directors to stand for election by stockholders in accordance with this Certificate of Incorporation and the By-Laws of the Corporation and (ii) appoint to the Board of Directors replacements for vacancies of Allscripts Directors (and vacancies on committees on which such Allscripts Director served) resulting from the death, resignation, disqualification, removal or other cause of any Allscripts Director; provided, however, that (x) the authority of the Allscripts Nominating Committee to nominate to the Board of Directors candidates to stand for election by stockholders shall terminate after the Allscripts Nominating Committee nominates candidates to stand for election at the Corporation’s 2011 annual meeting of stockholders and (y) the authority of the Allscripts Nominating Committee to appoint to the Board of Directors replacements for vacancies of Allscripts Directors (and vacancies on committees on which such Allscripts Director served) resulting from the death, resignation, removal or other cause of any Allscripts Director shall terminate upon the date of the Corporation’s 2011 annual meeting of stockholders. The Allscripts Nominating Committee shall be dissolved and this Article SEVENTH, Section 6(f) shall no longer be in effect on the earlier of (i) the date on which no Allscripts Directors are serving on the Board of Directors and (ii) the date immediately following the date that voting on the election of directors occurs as part of the Corporation’s 2011 annual meeting of stockholders. Any Director serving on the Allscripts Nominating Committee shall meet, with respect to the Corporation, the criteria for independence established by the Nasdaq National Market. “Allscripts Directors” shall mean the four (4) directors designated by Allscripts in accordance with the Eclipsys Merger Agreement to serve on the Board of Directors and each other person nominated or appointed to the Board of Directors pursuant to this Article SEVENTH, Section 6(f).

(g) If, during the three-year period commencing on the date of the Eclipsys Closing, a vacancy is created on the Board of Directors as a result of (i) the death, resignation, disqualification, removal or other cause of the Independent Director (as defined in the Eclipsys Merger Agreement) or (ii) the number of Directors that Misys shall have the authority to nominate in accordance with Section 3 of the Relationship Agreement is permanently reduced to zero (0), such vacancy shall be filled by the affirmative vote of a majority of the members of the Nominating and Governance Committee of the Board of Directors.

7. Subject to any limitation in the By-Laws, the members of the Board of Directors shall be entitled to reasonable fees, salaries, or other compensation for their services, as determined from time to time by the Board of Directors, and to reimbursement for their expenses as such members. Nothing herein contained shall preclude any director from serving the Corporation or its subsidiaries or affiliates in any other capacity and receiving compensation therefor.

8. Except as otherwise required by law, special meetings of the stockholders may be called only by the Chairman of the Board of Directors or the Board of Directors in the manner provided in the By-Laws of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting in the manner provided in the By-Laws.

EIGHTH. Both stockholders and directors shall have power, if the By-Laws so provide, to hold their meetings and to have one or more offices within or without the State of Delaware.

Except as may otherwise be fixed by resolution approved by a majority of the Board of Directors pursuant to the provisions of Article FOURTH hereof relating to the rights of the holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of such stockholders and may not be effected only by consent in writing by such stockholders.

NINTH. Subject to Article VIII of the By-Laws of the Corporation, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation by the affirmative vote of a majority of the entire Board of Directors.

TENTH.

1. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware, or any other applicable law, is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, or any other applicable law, as so amended. Any repeal or modification of this Article TENTH, Section 1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

2. (a) Each person who has been or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an “Indemnitee”), whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, or any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (b) of this Article TENTH, Section 2 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article TENTH, Section 2 shall be a contract right. In addition to the right of indemnification, an Indemnitee shall have the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware, or any other applicable law, requires, the payment of such expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such Indemnitee to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article TENTH, Section 2 or otherwise.

(b) If a claim under paragraph (a) of this Article TENTH, Section 2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware, or any other applicable law, for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, stockholders or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, or any other applicable law, nor an actual determination by the

Corporation (including its Board of Directors, stockholders or independent legal counsel) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in paragraph (b) of this Article TENTH, Section 2 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, By–Laws, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware, or any other applicable law.

(e) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH, Section 2 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(f) Any repeal or modification of this Article TENTH, Section 2 shall not adversely affect any right or protection of a director, officer, employee or agent of the Corporation existing at the time of such repeal or modification.

ELEVENTH. As used in this Certificate of Incorporation, the term the “majority of the entire Board of Directors” means the majority of the total number of directors which the Corporation would have if there were no vacancies, and the term “majority of the Board of Directors” means the majority of the directors present and voting.

TWELFTH. The Corporation has elected to be governed by Section 203 of the General Corporation Law of the State of Delaware.

THIRTEENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; provided, however, that for so long as Misys retains the authority to nominate at least one Director for election by the stockholders in accordance with Section 3 of the Relationship Agreement and pursuant to Article SEVENTH, Section 6(c) hereof, then Article SEVENTH, Sections 3, 6(b)(ii), 6(c) and 6(d) and this Article THIRTEENTH with respect to such Sections, in addition to any other vote required by law or this Certificate of Incorporation, may be amended only with the affirmative vote of a majority of the entire Board of Directors and the unanimous vote of the Misys Directors or, so long as Misys retains the authority to nominate at least one (1) Director for election by the stockholders in accordance with Section 3 of the Relationship Agreement and pursuant to Article SEVENTH, Section 6(c) hereof and no Misys Director is currently serving, with the written consent of Misys; provided, further, that, for so long as the Eclipsys Nominating Committee retains the authority to nominate Directors for election by the stockholders and appoint replacements of Eclipsys Directors pursuant to Article SEVENTH, Section 6(e) hereof, then Article SEVENTH, Section 6(e) and this Article THIRTEENTH with respect to such Section, in addition to any other vote required by law or this Certificate of Incorporation, may be amended only with the affirmative vote of a majority of the members of the Eclipsys Nominating Committee and the affirmative vote of a majority of the entire Board of Directors; provided, further, that, for so long as the Allscripts Nominating Committee retains the authority to nominate Directors for election by the stockholders and appoint replacements of Allscripts Directors pursuant to Article SEVENTH, Section 6(f) hereof, then Article SEVENTH, Section 6(f) and this Article THIRTEENTH with respect to such Section, in addition to any other vote required by law or this Certificate of Incorporation, may be amended only with the affirmative vote of a majority of the members of the Allscripts Nominating Committee and the affirmative vote of a majority of the entire Board of Directors; provided, further, that, for the three-year period commencing on the Eclipsys Closing Date, Article SEVENTH, Section 1, in addition to any other vote required by law or this Certificate of Incorporation, may be amended only upon the approval of the Board of Directors by a Supermajority Vote; provided, further, that, the penultimate sentence of Article SEVENTH, Section 1 may not be amended with respect to any of the Misys Nominating Committee, Eclipsys Nominating Committee or Allscripts Nominating Committee so long as such committee retains the authority to nominate Directors for election by the stockholders and appoint replacements of Directors pursuant to Article SEVENTH, Section 6 hereof; provided, further, that, until the date of the Corporation’s 2011 annual meeting of the stockholders, Article SEVENTH, Section 3, in addition to any other vote required by law or this Certificate of Incorporation, may be amended only upon the approval of the Board of Directors by a Supermajority Vote.

Annex K

BY-LAWS

OF

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(the “By-Laws”)

As amended and restated on [                    ], 2010

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Allscripts Healthcare Solutions, Inc. (the “Corporation”) shall be in Wilmington, New Castle County, Delaware.

Section 2. Principal Office. The Corporation shall have its principal office at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois, and it may also have offices at such other places as the board of directors of the Corporation (the “Board of Directors”) may from time to time determine.

ARTICLE II

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of stockholders for the election of the members of the Board of Directors (the “Directors” and each a “Director”) and for the transaction of such other business as may properly come before the meeting shall be held each year at such place and on such date and at such time as may be fixed from time to time by resolution approved by a majority of the Board of Directors.

(a) At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting, or any supplement thereto, given by or at the direction of the Board of Directors, (2) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (3) otherwise properly brought before the meeting by a stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 1 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 1 of Article II.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the secretary of the Corporation not less than one hundred and twenty (120) days prior to the anniversary date of the immediately preceding annual meeting nor more than one hundred and fifty (150) days prior to the anniversary date of the immediately preceding annual meeting.

(c) To be in proper written form, a stockholder’s notice to the secretary of the Corporation must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder and any Stockholder Associated Person (as defined below) if any, on whose behalf the proposal is made, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder or such Stockholder Associated Person, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or Stockholder Associated Person with respect to any share of stock of the Corporation (which information shall be updated by such stockholder and Stockholder Associated Person, if any, as of the record date for voting at the meeting not later than ten days after the record date for voting at the meeting), (v) a description of all arrangements or understandings between such stockholder or such Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder or such Stockholder Associated Person in such business and (vi) a representation that such stockholder or such Stockholder Associated Person intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. “Stockholder Associated Person” shall mean, with respect to any stockholder: (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder; (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder; and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person that is acting in concert with such Stockholder Associated Person.

(d) Irrespective of anything in these By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 1 of Article II. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 1 of Article II, and if it is so determined, shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 2. Special Meetings. Special meetings of the stockholders may be called only by the Chairman of the Board of Directors (the “Chairman”) or the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting in accordance with the provisions of Section 5 of Article II of these By-Laws.

Section 3. Stockholder Action; How Taken. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by the stockholders.

Section 4. Place of Meeting; Participation in Meetings by Remote Communication.

(a) The Board of Directors may designate any place, either within or without Delaware, as the place of meeting for any annual or special meeting. In the absence of any such designation, the place of meeting shall be the principal office of the Corporation designated in Section 2 of Article I of these By-Laws.

(b) The Board of Directors, acting in its sole discretion, may establish guidelines and procedures in accordance with applicable provisions of the General Corporation Law of the State of Delaware and any other applicable law for the participation by stockholders and proxyholders in a meeting of stockholders by means of remote communications, and may determine that any meeting of stockholders will not be held at any place but will be held solely by means of remote communication. Stockholders and proxyholders complying with such procedures and guidelines and otherwise entitled to vote at a meeting of stockholders shall be deemed present and entitled to vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication.

Section 5. Notice of Meetings. Notice stating the place, if any, day and hour of the meeting, the means of remote communication, if any, by which proxyholders and stockholders may be deemed to be present and vote at such meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, or in the case of a merger or consolidation, if required by applicable law, not less than twenty (20) nor more than sixty (60) days before the date of the meeting, by or at the direction of a majority of the Board of Directors, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mails in a sealed envelope addressed to the stockholder at his address as it appears on the records of the Corporation with postage thereon prepaid.

Section 6. Record Date. For the purpose of determining (a) stockholders entitled to notice of or to vote at any meeting of stockholders, or (b) stockholders entitled to receive payment of any dividend or (c) stockholders for any other purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date, in the case of clauses (a) and (c): (i) to be not more than sixty (60) days and not less than ten (10) days; or (ii) in the case of a merger or consolidation not less than twenty (20) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken.

Section 7. Quorum. The holders of not less than one-third in voting power of the stock issued and outstanding and entitled to vote thereat, present in person, by remote communication or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”) or by these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

When a quorum is present at any meeting, the affirmative vote of the holders of a majority in voting power present in person, by remote communication or represented by proxy and entitled to vote on the subject matter shall be required to approve any question brought before such meeting, unless the question is one upon which by express provision of the General Corporation Law of the State of Delaware or of the Certificate of Incorporation or of these By-Laws a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. Procedure. The order of business and all other matters of procedure at every meeting of stockholders shall be determined by the chairman of the meeting. The Board of Directors shall appoint one or more inspectors of election to serve at every meeting of stockholders at which Directors are to be elected.

ARTICLE III

DIRECTORS

Section 1. Number, Election and Terms. The number of Directors shall be fixed from time to time as provided in Article SEVENTH, Section 1 of the Certificate of Incorporation. At each annual meeting of stockholders of the Corporation, Directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the immediately following year.

As used in these By-Laws, the term the “majority of the entire Board of Directors” means the majority of the total number of Directors which the Corporation would have if there were no vacancies, and the term “majority of the Board of Directors” means the majority of the Directors present and voting.

Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of Directors may be made by the Nominating and Governance Committee, subject to the provisions of Article SEVENTH, Section 6 of the Certificate of Incorporation, or by any stockholder entitled to vote in the election of Directors generally.

Any stockholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if (i) such stockholder is a stockholder of record on the date of the giving of the notice provided for in this Section 1 of Article III and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) such stockholder complies with the notice procedures set forth in this Section 1 of Article III. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation.

To be timely, written notice of such stockholder’s intent to make such nomination or nominations must be given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (a) with respect to an election to be held at an annual meeting of stockholders, one hundred twenty (120) days nor earlier than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting, and (b) with respect to an election to be held at a special meeting of stockholders called for the purpose of electing Directors, the close of business on the tenth (10th) day following the date on which notice of such meeting is first given to stockholders.

To be in proper written form, a stockholder’s notice to the secretary of the Corporation must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the proxy rules of the Securities and Exchange Commission; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder and any Stockholder Associated Person on whose behalf the nomination is made, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder or such Stockholder Associated Person, (iii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or Stockholder Associated Person with respect to any share of stock of the Corporation (which information shall be updated by such stockholder and Stockholder Associated Person, if any, as of the record date of the meeting not later than 10 days after the record date for the meeting), (iv) a description of all arrangements or understandings between such stockholder or such Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (v) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice and (vi) any other information relating to such stockholder or such Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the proxy rules of the Securities and Exchange Commission. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected. No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in this Section 1 of Article III. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 2. Newly Created Directorships and Vacancies. Except as may otherwise be fixed by resolution approved by a majority of the Board of Directors pursuant to the provisions of Article IV hereof relating to the rights of the holders of Preferred Stock and except as set forth in Article SEVENTH, Section 6 of the Certificate of Incorporation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or any other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, though less than a quorum, or by a sole remaining Director. Any Director appointed in accordance with the preceding sentence or Article SEVENTH, Section 6 of the Certificate of Incorporation shall hold office for a term expiring at the annual meeting of the stockholders following such Director’s appointment.

Section 3. Removal. Subject to the provisions in these By-Laws (and Article SEVENTH, Section 6 of the Certificate of Incorporation) and the rights of any class or series of stock having a preference over the common stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the voting power present in person, by remote communication or represented by proxy; provided that for a period of three (3) years from the date on which the transactions contemplated by the Agreement and Plan of Merger (as may be amended from time to time, the “Eclipsys Merger Agreement”) among the Corporation, Arsenal Merger Corp. and Eclipsys Corporation, dated as of June 9, 2010 are consummated (the “Eclipsys Closing”), the Chairman may be removed as the Chairman with or without cause only upon the approval of the Board of Directors by the affirmative vote of no less than a two-thirds majority of the entire Board of Directors (a “Supermajority Vote”).

Section 4. Chairman. Prior to the Eclipsys Closing, the Chairman shall be designated in accordance with Section 4 of the Amended and Restated Relationship Agreement, dated as of                     , 2010, between the Corporation and Misys plc. Upon the Eclipsys Closing, the Chief Executive Officer and President of Eclipsys Corporation immediately prior to the Eclipsys Closing (the “Eclipsys CEO”) shall serve as a member of the Board of Directors and as the Chairman, but in no event shall the Chairman be the chief executive officer of the Corporation (the “CEO”). Subject to his annual election to the Board of Directors, the Eclipsys CEO shall serve as Chairman for a term of three (3) years from the date of the Eclipsys Closing in accordance with the terms of the Eclipsys Merger Agreement, the Employment Agreement, dated as of June 9, 2010, between the Corporation and the Eclipsys CEO (the “Employment Agreement”), and these By-Laws, or until the earlier of his death, resignation or removal. The Chairman shall preside at all meetings of the stockholders of the Corporation and the Board of Directors and in general shall perform all other duties incident to the office of Chairman. The Chairman shall also be a full-time employee of the Corporation and shall have such other duties and responsibilities as set forth in the Employment Agreement or as shall be assigned to the Chairman by the Board of Directors. The Chairman shall have access to such resources of the Corporation to carry out such duties and responsibilities as shall be assigned to him by the Board of Directors by a Supermajority Vote. The Chairman shall work at the direction of the Board of Directors consistent with these provisions and shall report to the Board of Directors.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors may from time to time determine.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman or the CEO or by an officer of the Corporation upon the request of the majority of the entire Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 7. Action by Telephonic Communications. Members of the Board of Directors shall be entitled to participate in any meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Section 8. Notice; Time of Meeting. Notice of every regular and every special meeting of the Board of Directors shall be given at least seventy-two (72) hours before the meeting by telephone, by personal delivery, by commercial courier, by mail, by facsimile transmission or other means of electronic transmission. Notice shall be given to each Director at his usual place of business, or at such other address as shall have been furnished by him for the purpose. Such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting.

Section 9. Quorum. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors; provided, that if less than a majority of the entire Board of Directors are present at said meeting, a majority of the Directors present may adjourn the meeting from time to time until a quorum is obtained without further notice. The act of the majority of the Board of Directors at a meeting at which a quorum is present shall be the act of the Board of Directors unless the act of a greater number is required by the Certificate of Incorporation or the By-Laws of the Corporation.

Section 10. Compensation. Directors who are also full time employees of the Corporation or an affiliate thereof shall not receive any compensation for their services as Directors but they may be reimbursed for reasonable expenses of attendance. By resolution approved by a majority of the Board of Directors, all other Directors may receive either an annual fee or a fee for each meeting attended, or both, and expenses of attendance, if any, at each regular or special meeting of the Board of Directors or of a committee of the Board of Directors; provided, that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

OFFICERS

Section 1. Number. The officers of the Corporation shall be a CEO, a president, a chief operating officer, a chief financial officer, an executive vice president (if elected by the Board of Directors), one or more vice presidents (the number thereof to be determined by the Board of Directors), a treasurer, a secretary and such other officers as may be elected in accordance with the provisions of this Article IV.

Section 2. Election and Term of Office. The other officers of the Corporation shall be designated annually by resolution approved by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent elected or appointed by resolution approved by a majority of the entire Board of Directors may be removed and replaced by resolution approved by a majority of the entire Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed; provided, that for a period of three (3) years from the date of the Eclipsys Closing, the CEO at the time of the Eclipsys Closing may be removed as the CEO with or without cause only upon the approval of the Board of Directors by a Supermajority Vote.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by resolution approved by the Board of Directors for the unexpired portion of the term.

Section 5. Chief Executive Officer. The CEO of the Corporation shall be determined by the Board of Directors and shall report to the Board of Directors. Subject to his annual election to the Board of Directors, the CEO shall serve as a Director for a term of three (3) years from the date of the Eclipsys Closing in accordance with the terms of the Eclipsys Merger Agreement and these By-Laws, or until the earlier of his death, resignation or removal. The CEO shall provide overall direction and administration of the business of the Corporation, establish basic policies within which the various corporate activities are carried out, guide and develop long range planning and evaluate activities in terms of objectives. He may sign with the secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, if such additional signature is necessary under the terms of the instrument document being executed or under applicable law, stock certificates of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments except in cases where the signing and execution thereof shall be required by law to be otherwise signed or executed, and he may execute proxies on behalf of the Corporation with respect to the voting of any shares of stock owned by the Corporation. The CEO shall have the power to:

(a) designate management committees of employees deemed essential in the operations of the Corporation, its divisions or subsidiaries, and appoint members thereof, subject to the approval of a majority of the Board of Directors;

(b) appoint certain employees of the Corporation as vice presidents of one or several divisions or operations of the Corporation, subject to the approval of a majority of the Board of Directors; provided, however, that any vice president so appointed shall not be an officer of the Corporation for any other purpose; and

(c) appoint such other agents and employees as in his judgment may be necessary or proper for the transaction of the business of the Corporation and in general shall perform all duties incident to the office of chief executive.

Section 6. President. The president shall assist in establishing basic policies within which the various corporate activities are carried out, guiding and developing long range planning and evaluating activities in terms of objectives. He may sign with the secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, if such additional signature is necessary under the terms of the instrument document being executed or under applicable law, stock certificates of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments except in cases where the signing and execution thereof shall be required by law to be otherwise signed or executed, and he may execute proxies on behalf of the Corporation with respect to the voting of any shares of stock owned by the Corporation. The president shall perform such other duties as may be prescribed by the CEO.

Section 7. Chief Operating Officer. The chief operating officer shall in general be in charge of all operations of the Corporation and shall direct and administer the activities of the Corporation in accordance with the policies, goals and objectives established by the Chairman, the CEO, the president and the Board of Directors. The chief operating officer shall perform such other duties as may be prescribed by the CEO.

Section 7. Chief Financial Officer. Except as otherwise determined by the Board of Directors, the chief financial officer shall be the chief financial officer of the Corporation. The chief financial officer shall have the power to:

(a) charge, supervise and be responsible for the moneys, securities, receipts and disbursements of the Corporation, and shall keep or cause to be kept full and accurate records of all receipts of the Corporation;

(b) render to the Board of Directors, whenever requested, a statement of the financial condition of the Corporation and of all his transactions as chief financial officer, and render a full financial report at the annual meeting of the stockholders, if called upon to do so;

(c) require from all officers or agents of the Corporation reports or statements giving such information as he may desire with respect to any and all financial transactions of the Corporation; and

(d) perform, in general, all duties incident to the office of chief financial officer and such other duties as may be specified in these By-Laws or as may be assigned to him from time to time by the Board of Directors or the Chairman or as may be prescribed by the CEO.

Section 8. Executive Vice President. The Board of Directors may elect one or several executive vice presidents. Each executive vice president shall report to either the CEO or the president as determined in the corporate organization plan established by the Board of Directors. The executive vice president shall direct and coordinate such major activities as shall be delegated to him by his superior officer in accordance with policies established and instructions issued by his superior officer or the CEO.

Section 9. Vice President. The Board of Directors may elect one or several vice presidents. Each vice president shall report to either the CEO, the president or the executive vice president as determined in the corporate organization plan established by the Board of Directors. Each vice president shall perform such duties as may be delegated to him by his superior officers and in accordance with the policies established and instructions issued by his superior officer or the CEO. The Board of Directors may designate any vice president as a senior vice president and a senior vice president shall be senior to all other vice presidents and junior to the executive vice president. In the event there is more than one senior vice president, then seniority shall be determined by and be the same as the annual order in which their names are presented to and acted on by the Board of Directors.

Section 10. The Treasurer. The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Corporation; and (c) in general perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the CEO, president or by the Board of Directors. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

Section 11. The Assistant Treasurer. The assistant treasurer (or, if more than one, the assistant treasurers) shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 12. The Secretary. The secretary shall: (a) keep the minutes of the stockholders’ and the Board of Directors’ meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all stock certificates prior to the issue thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-Laws or as required by law; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) sign with the Chairman, president, or a vice president, stock certificates of the Corporation, the issue of which shall have been authorized by resolution approved by the majority of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the CEO, president or by the Board of Directors.

Section 13. The Assistant Secretary. The assistant secretary (or, if more than one, the assistant secretaries) shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE V

COMMITTEES

Section 1. The Committees. The Board of Directors may, pursuant to these By-Laws or by resolution approved by the majority of the Board of Directors, designate one or more committees, which, to the extent provided in these By-Laws or by resolution, to the fullest extent permitted by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. These committees shall include, but are not limited to, an Audit Committee, a Nominating and Governance Committee, a Compensation Committee and such other committees as determined by the Board of Directors, and, subject to Article SEVENTH, Section 6 of the Certificate of Incorporation of the Corporation, a Misys Nominating Committee, an Eclipsys Nominating Committee and an Allscripts Nominating Committee.

ARTICLE VI

SEAL

The Board of Directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware”.

ARTICLE VII

WAIVER OF NOTICE

Whenever any notice whatsoever is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the laws of the State of Delaware, waiver thereof, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE VIII

AMENDMENTS

Subject to the provisions of the Certificate of Incorporation and the By-Laws, these By-Laws may be altered, amended or repealed with the affirmative vote of the majority of the entire Board of Directors; provided, that until the three-year anniversary of the date of the Eclipsys Closing, each of the first paragraph of Article III, Section 1, Article III, Section 4 and Article IV, Section 5 of these By-Laws and the proviso set forth in Article IV, Section 3 of these By-Laws, may be amended by the Board of Directors, or waivers therefrom granted by the Board of Directors, in the manner prescribed by statute, only upon the approval of the Board of Directors by a Supermajority Vote.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding or by a committee of such directors designated by majority vote of such directors, even though less than a quorum, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

•	in a criminal proceeding, had reasonable cause to believe his or her conduct was lawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Allscripts’ Second Amended and Restated Certificate of Incorporation provides that Allscripts will indemnify its directors and officers to the fullest extent authorized by the DGCL, provided, however, that Allscripts will not be required to indemnify such persons in connection with an action, suit or proceeding initiated by such persons unless the initiation of such action, suit or proceeding was specifically authorized by the Allscripts board of directors. Allscripts’ Second Amended and Restated Certificate of Incorporation also requires the advancement of expenses incurred in defending any action, suit or proceeding in advance of its final disposition so long as the director or officer delivers to Allscripts an undertaking to repay the advances if it is ultimately determined that the individual is not entitled to indemnification.

Allscripts’ Second Amended and Restated Certificate of Incorporation also provides that Allscripts may indemnify its other employees and agents as set forth in the DGCL.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description	Reference
2.1	Agreement and Plan of Merger, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Arsenal Merger Corp. and Eclipsys Corporation	Incorporated herein by reference from Exhibit 2.1 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

3.1	Second Amended and Restated Certificate of Incorporation of Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 3.1 in the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on October 17, 2008

3.2	Amended and Restated By-Laws of Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 3.2 in the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on October 17, 2008

5.1	Opinion of Sidley Austin LLP regarding the validity of the securities being registered	Filed herewith

8.1	Form of Opinion of Sidley Austin LLP regarding tax matters	To be filed by amendment

8.2	Form of Opinion of King & Spalding LLP regarding tax matters	To be filed by amendment

10.1	Framework Agreement, dated as of June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc. and Misys plc, with Eclipsys Corporation as a third party beneficiary	Incorporated herein by reference from Exhibit 10.1 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

10.2	Registration Rights Agreement, dated as of June 9, 2010, by and among Misys plc, Kapiti Limited, Act Sigmex Limited and Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 10.3 in the Allscripts-Misys Healthcare Solutions, Inc.Current Report on Form 8-K filed on June 9, 2010

23.1	Consent of PricewaterhouseCoopers LLP (Chicago)	Filed herewith

23.2	Consent of PricewaterhouseCoopers LLP (Atlanta)	Filed herewith

23.3	Consent of KPMG LLP	Filed herewith

23.4	Consent of Sidley Austin LLP	Included in Exhibit 5.1

23.5	Consent of Sidley Austin LLP	To be included in Exhibit 8.1 to be filed by amendment

23.6	Consent of King & Spalding LLP	To be filed by amendment

24.1	Power of Attorney	Included on the signature page to this Registration Statement

99.1	Form of Amended and Restated Relationship Agreement between Allscripts-Misys Healthcare Solutions, Inc. and Misys plc	Filed herewith

99.2	Form of Action by Written Consent of the Stockholders of Allscripts-Misys Healthcare Solutions, Inc.	To be filed by amendment

Exhibit Number	Description	Reference
99.3	Voting Agreement, dated as of June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Misys plc, Misys Patriot US Holdings LLC, Misys Patriot Limited and Eclipsys Corporation	Incorporated herein by reference from Exhibit 10.4 in the Allscripts-Misys Healthcare Solutions, Inc.Current Report on Form 8-K filed on June 9, 2010

99.4	Voting Agreement, dated as of June 9, 2010, by and among Misys plc and ValueAct Capital Master Fund L.P., with Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation as third party beneficiaries	Incorporated herein by reference from Exhibit 10.5 in the Allscripts-Misys Healthcare Solutions, Inc.Current Report on Form 8-K filed on June 9, 2010

99.5	Form of Voting Agreement between Eclipsys Corporation and certain stockholders of Allscripts-Misys Healthcare Solutions, Inc.	Filed herewith

99.6	Form of Voting Agreement between Allscripts-Misys Healthcare Solutions, Inc. and certain stockholders of Eclipsys Corporation	Filed herewith

99.7	Form of Proxy Card of Allscripts-Misys Healthcare Solutions, Inc.	To be filed by amendment

99.8	Form of Proxy Card of Eclipsys Corporation	To be filed by amendment

99.9	Consent of UBS Securities LLC	Filed herewith

99.10	Consent of William Blair & Company, L.L.C.	Filed herewith

99.11	Consent of Blackstone Advisory Partners LP	Filed herewith

99.12	Consent of Perella Weinberg Partners LP	Filed herewith

99.13	Consent of Philip M. Pead	Filed herewith

99.14	Consent of Edward A. Kangas	Filed herewith

99.15	Consent of Eugene V. Fife	Filed herewith

Item 22.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 28th day of June, 2010.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/S/ GLEN E. TULLMAN
Name:	Glen E. Tullman
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Allscripts-Misys Healthcare Solutions, Inc. does hereby severally constitute and appoint Lee A. Shapiro and William J. Davis and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ GLEN E. TULLMAN Glen E. Tullman	Director and Chief Executive Officer (Principal Executive Officer)	June 28, 2010

/S/ WILLIAM J. DAVIS William J. Davis	Chief Financial Officer (Principal Financial Officer)	June 28, 2010

/S/ J. MICHAEL LAWRIE J. Michael Lawrie	Executive Chairman of the Board of Directors	June 28, 2010

/S/ KELLY J. BARLOW Kelly J. Barlow	Director	June 28, 2010

/S/ SIR DOMINIC CADBURY Sir Dominic Cadbury	Director	June 28, 2010

/S/ CORY A. EAVES Cory A. Eaves	Director	June 28, 2010

/S/ M.L. GAMACHE M.L. Gamache	Director	June 28, 2010

Signatures	Title	Date

/S/ PHILIP D. GREEN Philip D. Green	Director	June 28, 2010

/S/ JOHN KING John King	Director	June 28, 2010

/S/ MICHAEL J. KLUGER Michael J. Kluger	Director	June 28, 2010

/S/ STEPHEN WILSON Stephen Wilson	Director	June 28, 2010

EXHIBIT INDEX

Exhibit Number	Description	Reference
2.1	Agreement and Plan of Merger, dated June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Arsenal Merger Corp. and Eclipsys Corporation	Incorporated herein by reference from Exhibit 2.1 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

3.1	Second Amended and Restated Certificate of Incorporation of Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 3.1 in the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on October 17, 2008

3.2	Amended and Restated By-Laws of Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 3.2 in the Allscripts Healthcare Solutions, Inc. Current Report on Form 8-K filed on October 17, 2008

5.1	Opinion of Sidley Austin LLP regarding the validity of the securities being registered	Filed herewith

8.1	Form of Opinion of Sidley Austin LLP regarding tax matters	To be filed by amendment

8.2	Form of Opinion of King & Spalding LLP regarding tax matters	To be filed by amendment

10.1	Framework Agreement, dated as of June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc. and Misys plc, with Eclipsys Corporation as a third party beneficiary	Incorporated herein by reference from Exhibit 10.1 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

10.2	Registration Rights Agreement, dated as of June 9, 2010, by and among Misys plc, Kapiti Limited, Act Sigmex Limited and Allscripts-Misys Healthcare Solutions, Inc.	Incorporated herein by reference from Exhibit 10.3 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

23.1	Consent of PricewaterhouseCoopers LLP (Chicago)	Filed herewith

23.2	Consent of PricewaterhouseCoopers LLP (Atlanta)	Filed herewith

23.3	Consent of KPMG LLP	Filed herewith

23.4	Consent of Sidley Austin LLP	Included in Exhibit 5.1

23.5	Consent of Sidley Austin LLP	To be included in Exhibit 8.1 to be filed by amendment

23.6	Consent of King & Spalding LLP	To be filed by amendment

24.1	Power of Attorney	Included on the signature page to this Registration Statement

99.1	Form of Amended and Restated Relationship Agreement between Allscripts-Misys Healthcare Solutions, Inc. and Misys plc	Filed herewith

99.2	Form of Action by Written Consent of the Stockholders of Allscripts-Misys Healthcare Solutions, Inc.	To be filed by amendment

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Exhibit Number	Description	Reference
99.3	Voting Agreement, dated as of June 9, 2010, by and among Allscripts-Misys Healthcare Solutions, Inc., Misys plc, Misys Patriot US Holdings LLC, Misys Patriot Limited and Eclipsys Corporation	Incorporated herein by reference from Exhibit 10.4 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

99.4	Voting Agreement, dated as of June 9, 2010, by and among Misys plc and ValueAct Capital Master Fund L.P., with Allscripts-Misys Healthcare Solutions, Inc. and Eclipsys Corporation as third party beneficiaries	Incorporated herein by reference from Exhibit 10.5 in the Allscripts-Misys Healthcare Solutions, Inc. Current Report on Form 8-K filed on June 9, 2010

99.5	Form of Voting Agreement between Eclipsys Corporation and certain stockholders of Allscripts-Misys Healthcare Solutions, Inc.	Filed herewith

99.6	Form of Voting Agreement between Allscripts-Misys Healthcare Solutions, Inc. and certain stockholders of Eclipsys Corporation	Filed herewith

99.7	Form of Proxy Card of Allscripts-Misys Healthcare Solutions, Inc.	To be filed by amendment

99.8	Form of Proxy Card of Eclipsys Corporation	To be filed by amendment

99.9	Consent of UBS Securities LLC	Filed herewith

99.10	Consent of William Blair & Company, L.L.C.	Filed herewith

99.11	Consent of Blackstone Advisory Partners LP	Filed herewith

99.12	Consent of Perella Weinberg Partners LP	Filed herewith

99.13	Consent of Philip M. Pead	Filed herewith

99.14	Consent of Edward A. Kangas	Filed herewith

99.15	Consent of Eugene V. Fife	Filed herewith

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